As filed with the U.S. Securities and Exchange Commission on December 1, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FORUM MERGER CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	6770	81-4619427
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o Forum Investors I, LLC

135 East 57th Street

8th Floor

New York, New York 10022

(212) 739-7860

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Boris

Co-Chief Executive Officer

Forum Merger Corporation

c/o Forum Investors I, LLC

135 East 57th Street

8th Floor

New York, New York 10022

(212) 739-7860

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Tamar A. Donikyan, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105-0302 (212) 370-1300	John A. McKenna, Jr. President and Chief Executive Officer, and Chairman of the Board C1 Investment Corp. 3344 Highway 149 Eagan, MN 55121 (888) 321-6227	Mehdi Khodadad, Esq. John T. McKenna, Esq. Alan Hambelton, Esq. Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement to consummate the proposed merger are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company and emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated ☒	Smaller reporting company ☐	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Security(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Class A Common Stock(1)	66,971,153	$ —	$ —	$ —

(1)	Relates to Class A common stock, $0.0001 par value per share, of the registrant issuable upon a merger (the “Merger”) involving Forum Merger Corporation (“Forum”) and C1 Investment Corp. (“C1”). The amount of Forum Class A Common Stock to be registered is based on the estimated number of shares of Forum Class A Common Stock that are expected to be issued pursuant to the Merger for each outstanding share of C1 capital stock and for each option exercisable for shares of C1 capital stock.
(2)	There is no registration fee payable since the total cash consideration to be paid by Forum in connection with the Merger exceeds the total book value of the C1 securities to be exchanged in the Merger as of immediately prior to the Merger. C1 is a private company and no market exists for its securities, and C1 has an accumulated capital deficit. Therefore, in accordance with Rules 457(2) and (3), one-third of the aggregate par value ($2,992) of such C1 securities was reduced by the cash payable by Forum in connection with the Merger ($100,000,000), leaving a negative amount.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED DECEMBER 1, 2017

Forum Merger Corporation

135 East 57th Street

8th Floor

New York, New York 10022

To the Stockholders of Forum Merger Corporation:

You are cordially invited to attend the Special Meeting of Stockholders (the “Special Meeting”) of Forum Merger Corporation, which is referred to as “Forum”, on                 , 2018, at                  a.m., Eastern time, at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105.

At the Special Meeting, Forum stockholders will be asked to consider and vote upon the following proposals (the “Proposals”):

(1) to approve an amendment of Forum’s current amended and restated certificate of incorporation (the “Charter”) to increase the number of authorized shares of Class A Common Stock from 40,000,000 to 200,000,000 shares for the purposes of carrying out the Business Combination (as defined below) (the “Pre-Merger Charter Amendment Proposal”);

(2) to adopt and approve an Agreement and Plan of Merger, dated November 30, 2017 (the “Merger Agreement”), by and among Forum, FMC Merger Subsidiary Corp., a newly-formed Delaware corporation and wholly-owned subsidiary of Forum (the “Merger Sub I”), FMC Merger Subsidiary LLC, a newly-formed Delaware limited liability company and wholly-owned subsidiary of Forum (the “Merger Sub II”), on the one hand, and C1 Investment Corp., a Delaware corporation (“C1”), and Clearlake Capital Management III, L.P. in the capacity as the Seller Representative (the “Seller Representative”), and approve the transactions contemplated thereby, including (a) the merger of Merger Sub I with and into C1, with C1 continuing as the surviving corporation (the “Surviving Subsidiary”) and as a wholly-owned subsidiary of Forum (the “First Merger”) and (b) the merger of the Surviving Subsidiary of the First Merger with and into Merger Sub II, ceasing the separate existence of the Surviving Subsidiary (the “Second Merger” and together with the First Merger, the “Business Combination”). Merger Sub II will continue as the surviving entity in the Second Merger and shall then be referred to as the Surviving Entity (the “Surviving Entity”) (the “Business Combination Proposal”);

(3) to approve the Sponsor Earnout Letter and Amendment to Escrow Agreement, dated November 30, 2017, which amends the Escrow Agreement dated April 6, 2017, by and among Forum Investors I, LLC, Forum’s sponsor (the “Sponsor”), Forum and Continental Stock Transfer & Trust Company, to release 4,312,500 shares of Class F common stock of Forum (“Founders Shares”) purchased by the Sponsor prior to Forum’s IPO from escrow to enable: (a) cancellation of 1,078,125 Founders Shares immediately upon consummation of the Business Combination, (b) subjecting 2,156,250 Founders Shares to forfeiture in the event the earnout provisions of the Merger Agreement are not met by C1 and a 180-day lock-up period and (c) release of 1,078,125 Founders Shares from escrow immediately upon consummation of the Business Combination (the “Escrow Amendment Proposal”);

(4) to approve, for purposes of complying with applicable listing rules of The Nasdaq Stock Market Listing Rule 5635(d) (the “Nasdaq Listing Rule”), the issuance of 17,959,375 shares of Class A Common Stock pursuant to the subscription agreements, dated November 30, 2017, by and among Forum and the investors named therein, in connection with the consummation of the Business Combination (the “Nasdaq Proposal”);

(5) to approve an amendment and restatement of the Charter for the following amendments (collectively, the “Post-Merger Charter Amendment Proposal”):

(a) to divide the board of directors of Forum following the Business Combination (the “Combined Entity”) into three classes with staggered three-year terms, and provide that the board of directors is expressly authorized to make, alter, or repeal the Combined Entity’s bylaws;

(b) to provide that any amendment to provisions of the Charter will require the approval of the holders of a majority of all of the Combined Entity’s then-outstanding capital stock entitled to vote generally in the election of directors so long as Clearlake Capital Group, L.P. or its affiliates (“Clearlake”) holds at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors, and thereafter any such amendment will require the approval of the holders of at least 66 2⁄3% of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors;

(c) to provide that the Combined Entity opts out of Section 203 of the Delaware General Corporation Law;

(d) to provide that the Combined Entity may not engage in certain “business combinations” with any “interested stockholder” (which excludes Clearlake and its affiliated and any of their direct or indirect transferees and any group as to which such persons) for a three-year period following the time that the stockholder became an interested stockholder, unless:

(i) prior to the date of the transaction, the Combined Entity’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(ii) the interested stockholder owned at least 85% of the Combined Entity’s voting stock outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (x) shares owned by persons who are directors and also officers and (y) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(iii) on or subsequent to the consummation of the transaction, the business combination is approved by the Combined Entity’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder;

(e) to provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended;

(f) to provide that, subject to the limitations imposed by applicable law, directors may be removed with or without cause, by the holders of at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors for so long as Clearlake, which, together with its affiliates and related persons, holds at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors, and thereafter only with cause by the holders of at least 66 2⁄3% of all of the Combined Entity’s then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

(g) to provide that any action to be taken by the Combined Entity’s stockholders may be taken by written consent or electronic transmission pursuant to Section 228 of the Delaware General Corporation Law only so long as Clearlake holds at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors;

(h) to amend the name of the new public entity to “ConvergeOne, Inc.” from “Forum Merger Corporation”;

(i) to reclassify all shares of Class A Common Stock as “Common Stock”;

(j) to increase the authorized shares of Common Stock to 1,000,000,000 shares;

(k) to increase the authorized shares of “blank check” preferred stock that the Combined Entity’s board of directors could issue to discourage a takeover attempt to 10,000,000 shares;

(l) to make the Combined Entity’s corporate existence perpetual as opposed to Forum’s corporate existence terminating 24 months following the closing if its initial public offering and to remove from the Combined Entity’s Charter the various provisions applicable only to specified purpose acquisition corporations contained in Forum’s current amended and restated certificate of incorporation;

(6) to approve the 2018 Equity Incentive Plan (the “Equity Incentive Plan”), a copy of which is appended to this proxy statement/prospectus as Annex D, in connection with the Business Combination (the “Incentive Plan Proposal”); and

(7) to approve the 2018 Employee Stock Purchase Plan (the “ESPP”), a copy of which is appended to this proxy statement/prospectus as Annex E, in connection with the Business Combination (the “ESPP Proposal”), and

(8) to approve a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Escrow Amendment Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal or the ESPP Proposal (the “Adjournment Proposal”).

As we previously announced, on November 30, 2017, Forum entered into the Merger Agreement, by and among Forum, Merger Sub I, Merger Sub II, C1 and the Seller Representative. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

The Merger Agreement provides for a two-step merger: (1) the merger of Merger Sub I with and into C1, with C1 continuing as the Surviving Subsidiary and as a wholly-owned subsidiary of Forum and (2) the merger of the Surviving Subsidiary of the First Merger with and into Merger Sub II, ceasing the separate existence of the Surviving Subsidiary. Merger Sub II will continue as the Surviving Entity. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the First Merger (the “Effective Time”):

(i) all shares of C1’s Class A Common Stock and Class B Common Stock (the “C1 Stock”) issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into the right to receive the Total Consideration, with each stockholder of C1 Stock being entitled to receiving its pro rata share of the Total Consideration;

(ii) each outstanding Company Convertible Security (other than Company Options), if not exercised or converted prior to such time, will be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of C1 Stock or if exercised prior to such time, will have the resulting shares of C1 Stock issued upon such exercise treated as outstanding shares of C1 Stock; and

(iii) each outstanding Company Option that is unvested as of the Effective Time will become fully vested and exercisable as of the Effective Time (each such Company Option subject to such accelerated vesting, an “Accelerated Option”) and holders of Company Options, including Accelerated Options will receive (A) their pro rata portion of the Merger Consideration (as defined below) minus the per-share exercise price of such Company Option and (B) their pro rata portion of the Earnout Consideration (as defined below), each (A) and (B) as provided in the Merger Agreement; provided, however that the holders of Accelerated Options will only receive their pro rata portion of the Earnout Consideration if they continue to be employed or in service on the date it is paid. For a full description of the Merger Agreement see the section titled “The Business Combination Proposal—The Merger Agreement.”

Following completion of the Business Combination and assuming no holders of Forum’s Class A Common Stock underlying the units sold in the Forum IPO (the “Public Shares”) elect to redeem their shares, the Sponsor, the public stockholders, the PIPE Investment investors and holders of C1 capital stock (the “C1

Equityholders”) will own approximately 2.5%, 27.5%, 25.8% and 44.1% of the outstanding common stock of the Combined Entity, respectively. These percentages are calculated based on a number of assumptions (described in the accompanying proxy statement/prospectus) and are subject to adjustment in accordance with the terms of the Merger Agreement.

The approval of the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal and the Post-Merger Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding shares of Forum Common Stock as of the record date (the “Record Date”) for the Special Meeting. The approval of the Escrow Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of Forum Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting. If the Pre-Merger Charter Amendment Proposal and the Business Combination Proposal are not approved, the Escrow Amendment Proposal, the Post-Merger Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the Forum stockholders for a vote. The approval of the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Escrow Amendment Proposal, the Post-Merger Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are preconditions to the consummation of the Business Combination.

Forum Common Stock, Units, Rights, and Warrants are currently listed on the Nasdaq Capital Market LLC (“Nasdaq”) under the symbols “FMCI”, “FMCIU”, “FMCIR” and “FMCIW”, respectively. At the closing of the Business Combination (the “Closing”), Forum’s units will separate into their component shares of Class A Common Stock, rights and warrants so that the units will no longer trade separately under “FMCIU.” Forum intend to apply for the continued listing of its Class A Common Stock and warrants on Nasdaq under the ticker symbols “CVON” and “CVONW,” respectively, following the Closing of the Business Combination.

Pursuant to the Charter, Forum is providing its public stockholders with the opportunity to redeem, upon the Closing, shares of its Class A Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the closing of the Business Combination) in the trust account (the “Trust Account”) that holds the proceeds (including interest but less taxes payable) of Forum’s initial public offering (the “Forum IPO”). For illustrative purposes, based on funds in the Trust Account of approximately $174.8 million on November 30, 2017, the estimated per share redemption price would have been approximately $10.13. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, 20% or more of the shares of Class A Common Stock included in the Units sold in Forum IPO. Holders of our outstanding Public Warrants, Rights and Units do not have redemption rights with respect to such securities in connection with the Business Combination. Holders of outstanding Units must separate the underlying Public Shares, Public Rights and Public Warrants prior to exercising redemption rights with respect to the Public Shares. The Sponsor, officers and directors and EarlyBirdCapital, Inc. (“EBC”), the underwriter for the Forum IPO, have agreed to waive their redemption rights with respect to any shares of Forum’s capital stock they may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, the Sponsor owns 22.1% and EBC owns 0.8% of Forum’s issued and outstanding shares of Common Stock. The Sponsor, directors and officers have agreed to vote any shares of Common Stock owned by them in favor of the Business Combination Proposal.

Forum is providing this proxy statement/prospectus and accompanying proxy card to Forum stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. Whether or not you plan to attend the Special Meeting, Forum urges you to read this proxy statement/prospectus (and any documents incorporated into this proxy statement/prospectus by reference) carefully. Please pay particular attention to the section titled “Risk Factors.”

After careful consideration, the board of directors of Forum has unanimously approved and adopted the Merger Agreement and the transactions contemplated therein and unanimously recommends that Forum stockholders vote “FOR” the Pre-Merger Charter Amendment Proposal, “FOR” adoption and approval of the Business Combination Proposal, “FOR” the Escrow Amendment Proposal, “FOR” the Nasdaq Proposal, “FOR” the Post-Merger Charter Amendment Proposal, “FOR” the Incentive Plan Proposal and “FOR” the ESPP Proposal presented to Forum stockholders in this proxy statement/prospectus, and “FOR” the Adjournment Proposal, if presented. When you consider the board of directors’ recommendation of these proposals, you should keep in mind that the directors and officers of Forum have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “Business Combination Proposal—Interests of Certain Persons in the Business Combination.”

Each redemption of shares of Forum Common Stock by Forum public stockholders will decrease the amount in the Trust Account, which held total assets of approximately $174.8 million as of November 30, 2017. Net tangible assets will be maintained at a minimum of $5,000,001 upon consummation of our initial business combination.

Your vote is very important. If you are a registered stockholder, please vote your shares as soon as possible to ensure that your vote is counted, regardless of whether you expect to attend the Special Meeting in person, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Pre-Merger Charter Amendment Proposal the Business Combination Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the Special Meeting. The Business Combination Proposal is conditioned on approval of the Pre-Merger Charter Amendment Proposal. In addition, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal are conditioned on the approval of the Business Combination Proposal and satisfaction of other closing conditions. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” the Pre-Merger Charter Amendment Proposal, “FOR” for the Business Combination Proposal, “FOR” the Escrow Amendment Proposal, “FOR” for the Nasdaq Proposal, “FOR” for the Post-Merger Charter Amendment Proposal, “FOR” for the Incentive Plan Proposal and “FOR” the ESPP Proposal to be presented at the Special Meeting and “FOR” the Adjournment Proposal, if presented. If you fail to return your proxy card or fail to submit your proxy by telephone or over the Internet, or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting, and, if a quorum is present, will have no effect on the Proposals. If you are a stockholder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST AFFIRMATIVELY VOTE EITHER “FOR” OR “AGAINST” THE BUSINESS COMBINATION PROPOSAL AND DEMAND THAT FORUM REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO FORUM’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR

BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of Forum’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

, 2018	Very truly yours,

David Boris Co-Chief Executive Officer, Chief Financial Officer, Vice-President and Director

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated                 , 2018 and is first being mailed to the stockholders of Forum on or about                 , 2018.

Forum Merger Corporation

135 East 57th Street

8th Floor

New York, New York 10022

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF FORUM MERGER CORPORATION

TO BE HELD ON                 , 2018

TO THE STOCKHOLDERS OF FORUM MERGER CORPORATION:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Special Meeting”) of Forum Merger Corporation (“Forum”), a Delaware corporation, which is referred to as “Forum”, will be held at        a.m. Eastern Time, on                 , 2018, at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

(1)	To approve an amendment of Forum’s current amended and restated certificate of incorporation (the “Charter”) to increase the number of authorized shares of Class A Common Stock from 40,000,000 to 100,000,000 shares for the purposes of carrying out the Business Combination (as defined below) (the “Pre-Merger Charter Amendment Proposal”);

(2)	The Business Combination Proposal—To adopt and approve an Agreement and Plan of Merger, dated November 30, 2017 (the “Merger Agreement”), by and among Forum, FMC Merger Subsidiary Corp., a newly-formed Delaware corporation and wholly-owned subsidiary of Forum (the “Merger Sub I”), FMC Merger Subsidiary LLC, a newly formed Delaware limited liability company and wholly-owned subsidiary of Forum (the “Merger Sub II”), C1 Investment Corp., a Delaware corporation (“C1”), L.P., in the capacity as the Seller Representative (the “Seller Representative”) and approve the transactions contemplated thereby, including (a) the merger of Merger Sub I with and into C1, with C1 continuing as the surviving corporation (the “Surviving Subsidiary”) and as a wholly-owned subsidiary of Forum (the “First Merger”) and (b) the merger of the Surviving Subsidiary of the First Merger with and into Merger Sub II, ceasing the separate existence of the Surviving Subsidiary (the “Second Merger” and together with the First Merger, the “Business Combination”). Merger Sub II will continue as the surviving entity in the Second Merger, and Merger Sub II, continuing as the surviving entity, shall then be referred to as the Surviving Entity (the “Combined Entity”). Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the First Merger (the “Effective Time”):

(a)	all shares of C1’s Class A Common Stock and Class B Common Stock (the “C1 Stock”) issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into the right to receive the Total Consideration, with each stockholder of C1 Stock being entitled to receiving its Pro Rata Share of the Total Consideration;

(b)	each outstanding option, warrant or other right to subscribe or purchase any capital stock of C1 or securities convertible into or exchange for, or that otherwise confer on the holder any right to acquire any capital stock of C1 (collectively, “Company Convertible Securities”) (other than Company Options), if not exercised or converted prior to such time, will be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of C1 Stock or if exercised prior to such time, will have the resulting shares of of C1 Stock issued upon such exercise treated as outstanding shares of C1 Stock; and

(c)

each outstanding Company Option that is unvested as of the Effective Time will become fully vested and exercisable as of the Effective Time (each such Company Option subject to such accelerated vesting, an “Accelerated Option”). Each Company Option that is outstanding and unexercised as of the Effective Time shall be converted into the right to receive, (i) with respect to each share of company stock subject to such Company Option, and without interest, an amount of Merger Consideration equal the Pro Rata Share of the Merger Consideration applicable to such share of

1

C1 Stock subject to such Company Option minus the per-share exercise price of such Company Option and (y) their Pro Rata Share of the Earnout Payments (as defined below), in each case, as provided in the Merger Agreement, except that holders of such Company Options will only receive their Pro Rata Share of the Earnout Payments if they continue to be employed by or in service to Forum or the Surviving Corporation on the date that it is paid.

We refer to this proposal as the “Business Combination Proposal.” Copies of the Merger Agreement and certain other agreements to be entered into pursuant to the Merger Agreement are attached to the proxy statement/prospectus as Annex A.

(3)	The Escrow Amendment Proposal—To approve the Sponsor Earnout Letter and Amendment to Escrow Agreement, dated November 30, 2017, which amends the Escrow Agreement dated April 6, 2017, by and among Forum Investors I, LLC, Forum’s sponsor (the “Sponsor”), Forum and Continental Stock Transfer & Trust Company, to release 4,312,500 shares of Class F common stock of Forum (“Founders Shares”) purchased by the Sponsor prior to Forum’s IPO from escrow to enable: (i) the cancellation of 1,078,125 Founders Shares immediately upon consummation of the Business Combination, (ii) subjecting 2,156,250 Founders Shares to forfeiture in the event the earnout provisions of the Merger Agreement are not met by C1 and a 180-day lock-up period and (iii) release of 1,078,125 Founders Shares from escrow immediately upon consummation of the Business Combination. We refer to this proposal as the “Escrow Amendment Proposal”;

(4)	Nasdaq Proposal—To approve, for purposes of complying with applicable listing rules of The Nasdaq Stock Market Listing Rule 5635(d) (the “Nasdaq Listing Rule”), the issuance of 17,959,375 shares of Class A Common Stock, par value $0.0001 per share, of Forum (“Class A Common Stock”) pursuant to the subscription agreements, dated November 30, 2017 (the “Subscription Agreements”), by and among Forum and the investors named therein, in connection with the consummation of the Business Combination, which we refer to as the “Nasdaq Proposal”;

(5)	Post-Merger Charter Amendment Proposal—To approve and adopt, subject to and conditional on (but with immediate effect therefrom) approval of the Pre-Merger Charter Amendment Proposal, Business Combination Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal and the consummation of the Business Combination, an amendment and restatement of Forum’s Charter, as set out in the draft amended and restated version of Forum’s Charter appended to this proxy statement/prospectus as Annex C (the “Amended Charter”), for the following amendments (collectively, the “Post-Merger Charter Amendment Proposal”):

(a)	to divide the Combined Entity’s board of directors into three classes with staggered three-year terms, and provide that the board of directors is expressly authorized to make, alter, or repeal the Combined Entity’s bylaws;

(b)	to provide that any amendment to provisions of the Charter will require the approval of the holders of a majority of all of the Combined Entity’s then-outstanding capital stock entitled to vote generally in the election of directors so long as Clearlake holds at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors, and thereafter any such amendment will require the approval of the holders of at least 66 2⁄3% of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors;

(c)	to provide that the Combined Entity opts out of Section 203 of the Delaware General Corporation Law;

(d)

to provide that we may not engage in certain “business combinations” with any “interested stockholder” (which excludes Clearlake and its affiliated and any of their direct or indirect transferees and any group as to which such persons) for a three-year period following the time that the stockholder became an interested stockholder, unless (1) prior to the date of the transaction, the Combined Entity’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) the interested stockholder owned at least 85% of

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the Combined Entity’s voting stock outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (x) shares owned by persons who are directors and also officers and (y) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to the consummation of the transaction, the business combination is approved by the Combined Entity’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder;

(e)	to provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended;

(f)	to provide that, subject to the limitations imposed by applicable law, directors may be removed with or without cause, by the holders of at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors for so long as Clearlake, which, together with its affiliates and related persons, holds at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors, and thereafter solely with cause by the holders of at least 66 2⁄3% of all of the Combined Entity’s then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

(g)	to provide that any action to be taken by the Combined Entity’s stockholders may be taken by written consent or electronic transmission pursuant to Section 228 of the Delaware General Corporation Law only so long as Clearlake holds a majority of the Combined Entity’s then-outstanding capital stock entitled to vote generally at an election of directors;

(h)	to amend the name of the new public entity to “ConvergeOne, Inc.” from “Forum Merger Corporation”;

(i)	to reclassify all shares of Class A Common Stock as “Common Stock”;

(j)	to increase the authorized shares of Common Stock to 1,000,000,000 shares;

(k)	to increase the authorized shares of “blank check” preferred stock that the Combined Entity’s board of directors could issue to discourage a takeover attempt to 10,000,000 shares;

(l)	to make the Combined Entity’s corporate existence perpetual as opposed to Forum’s corporate existence terminating 24 months following the closing if its initial public offering and to remove from the Combined Company’s Charter the various provisions applicable only to specified purpose acquisition corporations contained in Forum’s current amended and restated certificate of incorporation (the “Post-Merger Charter Amendment Proposal”);

(6)	Incentive Plan Proposal—To approve and adopt the 2018 Equity Incentive Plan (the “Equity Incentive Plan”) a copy of which is attached to the accompanying proxy statement/prospectus as Annex D (the “Incentive Plan Proposal”);

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(7)	ESPP Proposal—To approve and adopt the 2018 Employee Stock Purchase plan (the “ESPP”), a copy of which is appended to this proxy statement/prospectus as Annex E in connection with the Business Combination (the “ESPP Proposal”); and

(8)	The Adjournment Proposal—To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal, or the ESPP Proposal. We refer to this proposal as the “Adjournment Proposal” and, together with the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal, as the “Proposals.”

Only holders of record of Forum Common Stock at the close of business on                 , 2018 (the “Record Date”) are entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournments or postponements of the Special Meeting. A complete list of Forum stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at the principal executive offices of Forum for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.

Pursuant to Forum’s Charter, Forum is providing Forum public stockholders with the opportunity to redeem, upon the closing of the Business Combination, shares of Forum Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the closing of the Business Combination) in the Trust Account that holds the proceeds (including interest but less franchise and income taxes payable) of the Forum IPO. For illustrative purposes, based on funds in the Trust Account of approximately $174.8 million on November 30, 2017, the estimated per share redemption price would have been approximately $10.13. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to 20% or more of the shares of Common Stock included in the Units sold in the Forum IPO. Holders of our outstanding Public Warrants, Rights and Units do not have redemption rights with respect to such securities in connection with the Business Combination. Holders of outstanding Units must separate the underlying Public Shares, Public Rights and Public Warrants prior to exercising redemption rights with respect to the Public Shares. Forum’s Sponsor, officers and directors and EBC have agreed to waive their redemption rights with respect to any shares of Forum Common Stock they may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, the Sponsor owns 22.1% and EBC owns 0.8% of the issued and outstanding shares of Forum Common Stock. Forum’s Sponsor, directors and officers have agreed to vote any shares of Forum Common Stock owned by them in favor of the Business Combination Proposal.

The approval of the Pre-Merger Charter Amendment, the Business Combination Proposal, and the Post-Merger Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding shares of Forum Common Stock as of the Record Date for the Special Meeting. The approval of the Escrow Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of Forum Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting. If the Pre-Merger Charter Amendment Proposal and the Business Combination Proposal are not approved, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the Forum stockholders for a vote. The approval of the Business Combination Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, Incentive Plan

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Proposal, and the ESPP proposal are preconditions to the consummation of the Business Combination. The board of directors has already approved the Business Combination.

As of November 30, 2017, there was approximately $174.8 million in the Trust Account. Each redemption of shares of Forum Common Stock by its public stockholders will decrease the amount in the Trust Account. Net tangible assets will be maintained at a minimum of $5,000,001 upon consummation of our initial business combination.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call us at (212) 739-7860.

By Order of the Board of Directors

David Boris Co-Chief Executive Officer, Chief Financial Officer, Vice-President and Director

                , 2018

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FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Forum” refer to Forum Merger Corporation.

In this document:

“Board” means the board of directors of Forum.

“Business Combination” means the business combination pursuant to the Merger Agreement.

“C1” means C1 Investment Corp. and its subsidiaries, including ConvergeOne, Inc.

“C1 Equityholders” refers to holders of equity interests in C1 as of the time immediately before the Business Combination.

“Charter” means Forum’s current amended and restated certificate of incorporation as filed with the Secretary of State of the State of Delaware on April 6, 2017.

“Class A Common Stock” means the Class A Common Stock, par value $0.0001, of Forum.

“Class F Common Stock” means the Class F Common Stock, par value $0.0001, of Forum.

“Closing” means the closing of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Entity” means Forum after the event in which C1 becomes a wholly-owned subsidiary of Forum.

“Earnout EBITDA” means EBITDA as defined in the Merger Agreement.

“EBC” means EarlyBirdCapital, Inc.

“Effective Time” means the Merger having become effective pursuant to its terms upon consummation of the Business Combination.

“Forum” means Forum Merger Corporation.

“Forum Common Stock” or “Common Stock” means common stock of Forum, par value $0.0001, including the Class A Common Stock and Class F Common Stock.

“Forum IPO” means Forum’s initial public offering.

“Founders Shares” means Class F Common Stock purchased by Sponsor on December 28, 2016.

“Merger Agreement” means the Merger Agreement, dated as of November 30, 2017, by and among Forum Merger Corporation, FMC Merger Subsidiary Corp., FMC Merger Subsidiary LLC, C1 Investment Corp and Clearlake Capital Management III, L.P.

“PIPE Investment” refers to the sale of shares of newly issued Class A Common Stock in a private placement.

“Placement Rights” means the Rights underlying the Placement Units.

“Placement Shares” means the Class A Common Stock underlying the Placement Units.

“Placement Units” means Units issued in the Private Placement on April 12, 2017 to the Sponsor.

“Placement Warrants” means Warrants underlying the Placement Units.

“Private Placement” means the private placement consummated simultaneously with the Forum IPO in which Forum issued to the Sponsor the Placement Units.

“Proposals” means the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposals, the Incentive Plan Proposal and the ESPP Proposal.

“Public Rights” means Rights underlying the Units issued in the Forum IPO.

“Public Shares” means Class A Common Stock underlying the Units sold in the Forum IPO.

“Public Units” means Units issued in the Forum IPO.

“Public Warrants” means Warrants underlying the Units issued in the Forum IPO.

“Redemption” means the right of the holders of Class A Common Stock to have their shares redeemed in accordance with the procedures set forth in this proxy statement/prospectus.

“Representative Shares” means 172,500 shares of Class A Common Stock issued to EBC.

“Right” means a right to receive one-tenth (1/10) of one share of Class A Common Stock upon the consummation of an initial business combination.

“Special Meeting” means the special meeting of the stockholders of Forum, to be held on                     , 2018 at                    a.m. Eastern Time, at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105.

“Sponsor” means Forum Investors I, LLC.

“Trust Account” means the Trust Account of Forum, which holds the net proceeds of Forum IPO and the sale of the Placement Units, together with interest earned thereon, less amounts released to pay franchise and income tax obligations and up to $100,000 for dissolution expenses.

“UPO” means an option to purchase up to 1,125,000 Units exercisable at $10.00 per Unit commencing on the later of the first anniversary of the effective date of the Forum IPO registration statement and the consummation of a business combination. The UPO may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the effective date of the registration statement related to the Forum IPO.

“Unit” means a unit consisting of one Right, one-half of one Warrant and one share of Class A Common Stock.

“Warrants” means a warrant to purchase Class A Common Stock. Each whole Warrant entitles the holder to purchase one share of Class A Common Stock at a price of $11.50 per share.

SUMMARY TERM SHEET

This Summary Term Sheet, together with the sections titled “Questions and Answers About the Proposals” and “Summary of the Proxy Statement/Prospectus,” summarize information contained in this proxy statement/prospectus, but do not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the attached annexes, for a more complete understanding of the matters to be considered at the Special Meeting. In addition, for definitions of terms commonly used throughout this proxy statement/prospectus, including in this Summary Term Sheet, see the section titled “Frequently Used Terms.”

Forum

Forum is a special purpose acquisition company formed for purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction, one or more businesses or assets.

Pre-Merger Charter Amendment Proposal

Forum stockholders will be asked to approve and adopt an amendment of Forum’s current amended and restated certificate of incorporation to increase the number of authorized shares of Class A Common Stock from 40,000,000 to 100,000,000 shares for the purposes of carrying out the Business Combination. Please see the section titled “The Pre-Merger Amendment Proposal.”

The Business Combination Proposal

C1 is a leading IT services provider of collaboration and technology solutions for large and medium enterprises. It serves clients through its comprehensive engagement model which includes the full lifecycle of services from consultation and design through implementation, optimization, and ongoing support. For more information about C1, see the sections titled “Information About C1” and “C1’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

On November 30, 2017, Forum Merger Corporation (“Forum”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Forum, FMC Merger Subsidiary Corp., a Delaware corporation (“Merger Sub I”), FMC Merger Subsidiary LLC, a Delaware limited liability company (“Merger Sub II,” and together with Merger Sub I, the “Merger Subs”) and a wholly-owned subsidiary of Forum, C1 Investment Corp., a Delaware corporation, Forum Investors I, LLC, a Delaware limited liability company, in the capacity as the representative for the stockholders of Forum other than the stockholders of C1 (the “C1 Stockholders”) (the “Forum Representative”), and Clearlake Capital Management III, L.P. in the capacity as the representative for C1 Stockholders (the “Seller Representative”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

The Agreement provides for a two-step merger: (1) the merger of Merger Sub I with and into C1, with C1 continuing as the surviving corporation (the “Surviving Subsidiary”) and as a wholly-owned subsidiary of Forum (the “First Merger”) and (2) the merger of the Surviving Subsidiary of the First Merger with and into Merger Sub II, ceasing the separate existence of the Surviving Subsidiary (the “Second Merger” and together with the First Merger, the “Business Combination”). Merger Sub II will continue as the surviving entity in the Second Merger, and Merger Sub II, continuing as the surviving entity, shall then be referred to as the Surviving Entity (the “Surviving Entity” and, together with Forum, the “Combined Entity”). Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the First Merger (the “Effective Time”):

(i) all shares of C1’s Class A Common Stock and Class B Common Stock (the “C1 Stock”) issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into the right to receive the Total Consideration, with each stockholder of C1 Stock being entitled to receive its Pro Rata Share of the Total Consideration;

(ii) each outstanding Company Convertible Security (other than Company Options), if not exercised or converted prior to such time, will be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of C1 Stock or if exercised prior to such time, will have the resulting shares of C1 Stock issued upon such exercise treated as outstanding shares of C1 Stock; and

(iii) each outstanding Company Option that is unvested as of the Effective Time will become fully vested and exercisable as of the Effective Time (each such Company Option subject to such accelerated vesting, an “Accelerated Option”). Each Company Option that is outstanding and unexercised as of the Effective Time shall be converted into the right to receive, (i) with respect to each share of C1 Stock subject to such Company Option, and without interest, an amount of Merger Consideration equal the Pro Rata Share of the Merger Consideration applicable to such share of C1 Stock subject to such Company Option minus the per-share exercise price of such Company Option and (ii) their Pro Rata Share of the Earnout Consideration (as defined below), each (i) and (ii) as provided in the Merger Agreement; provided, however that in order to receive an installment of the applicable Pro Rata Share of the Earnout Consideration, the holder of a Company Option must be an employee of, or in service to, Forum or the Surviving Entity or their respective subsidiaries, at the time such installment is paid or issued, and must deliver a duly executed option cancellation agreement prior to the Effective Time.

The aggregate consideration to be paid to C1 Equityholders pursuant to the Merger Agreement (subject to certain adjustments as provided therein) will be equal to an amount equal to (i) the Enterprise Value minus (ii) the Closing Indebtedness plus (iii) the Closing Cash, plus (iv) the Net Acquisition Amount (which such amount of merger consideration, for the avoidance of doubt includes Deferred PIPE Closing Amount to be paid after the closing for the Deferred Payment) (the “Merger Consideration”) plus the contingent right to receive additional consideration from Forum based on the performance of Forum and its subsidiaries, including the Surviving Subsidiary, during the calendar years 2018, 2019 and 2020 (the “Earnout Consideration,” which together with the Merger Consideration, the “Total Consideration”). The Merger Consideration will be paid in the form of: (i) cash ( the “Cash Consideration”) from Forum and/or the Target Companies in an amount equal to (A) the total cash and cash equivalents of Forum, including funds from the PIPE Investment and the remaining funds in the Trust Account, after giving effect to the completion of the Redemption (the “Forum Cash”), plus (B) the Permitted Closing Cash, minus (C) $25,000,000; (ii) a number of Forum Common Shares, valued at the Redemption Price per share, equal to the (A) Merger Consideration minus (B) the Cash Consideration, minus (C) the Deferred Pipe Closing Amount; and (iii) a deferred payment equal to the Deferred Pipe Closing Amount to be paid upon the consummation of the Deferred PIPE Closing.

After the Closing, subject to certain terms and conditions set forth in the Merger Agreement, C1 Equityholders will have the contingent right to receive the Earnout Consideration from Forum, during the calendar years 2018, 2019 and 2020 (each such calendar year, an “Earnout Year” and such three-year calendar period, the “Earnout Period”) if the following requirements are met:

In the event that (i) Earnout EBITDA (measured at any applicable Measurement Date occurring within calendar year 2018 and using the Measurement Methodologies) exceeds $144,000,000, (ii) Earnout EBITDA (measured at any applicable Measurement Date occurring within calendar year 2019 and using Measurement Methodologies) exceeds $155,000,000 or (iii) Earnout EBITDA (measured at any applicable Measurement Date occurring within calendar year 2020 and using Measurement Methodologies) exceeds $165,000,000 (the “Earnout Targets”), in each case, at any time during the period beginning on and including the Closing Date and ending on end including December 31, 2020, then for each Earnout Target that is achieved as of a given Measurement Date holders shall receive additional consideration from Forum (a “Regular Earnout Payment”) of (A) 3,300,000 Forum Common Shares as adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing (an “Earnout Stock Payment”) and (B) cash in an amount equal to $33,000,000 (an “Earnout Cash Payment”); provided, however, any portion of such Earnout Cash Payment in excess of the Permitted Cash Payment will instead be paid by delivery of a number of additional Forum Common Shares, valued based on Forum Share Price at the time such Earnout Payment is otherwise due.

In the event that the applicable Earnout Target is not met for any Earnout Year, the C1 Equityholders shall not be entitled to receive any Regular Earnout Payment for such Earnout Year; provided, however, the C1

Equityholders will be entitled to receive a Catchup Earnout Payment and/or an Accelerated Earnout Payment upon satisfaction of certain terms and conditions. In the event that after the Closing and during the Earnout Period there is a Change of Control, then any Regular Earnout Payments that have not previously been paid by Forum (whether or not previously earned) shall be deemed earned and due by Forum to the C1 Equityholders upon such Change of Control.

Notwithstanding the above provisions, each Earnout Payment otherwise payable to the C1 Equityholders will be reduced by the amount of the Sponsor Earnout Shares (as more fully described below) that become vested in connection with an Earnout Payment by directly reducing each Earnout Stock Payment by the amount of the Sponsor Earnout Shares that have become vested. Further, notwithstanding the above provisions, the allocation of Total Consideration as among cash and Forum Common Shares payable to C1 Securityholders shall be adjusted, by decreasing the cash portion and correspondingly increasing the portion of Total Consideration paid in Forum Common Stock, if and to the extent necessary to ensure that the C1 Securityholders receive sufficient Forum Common Stock such that, when aggregated with Forum Common Stock previously paid as Total Consideration to the C1 Equityholders (if any), the amount of Forum Common Stock is not less than the minimum amount of Forum Common Stock necessary to satisfy the requirements for qualification as a reorganization under Section 368(a)(1)(A) of the Code.

In addition to the approval of the Business Combination Proposal, the Pre-Merger Charter Amendment Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal at the Special Meeting, unless waived by the parties to the Merger Agreement, in accordance with applicable law, the closing of the Business Combination is subject to a number of conditions set forth in the Merger Agreement including, among others, receipt of the requisite stockholder approval contemplated by this proxy statement/prospectus. For more information about the closing conditions to the Business Combination, see the section titled “Business Combination Proposal—Conditions to Closing of the Business Combination.”

The Merger Agreement may be terminated at any time prior to the Closing of the Business Combination upon agreement of C1 and Forum, or by C1 or Forum acting alone, in specified circumstances. For more information about the termination rights under the Merger Agreement, see the section titled “Business Combination Proposal—Termination.”

Pursuant to Forum’s Charter, in connection with the Business Combination, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with Forum’s Charter. As of November 30, 2017, the pro rata portion of the funds available in the Trust Account for the Public Shares was approximately $10.13 per share. If a holder exercises its redemption rights in connection with the Business Combination, then such holder will be exchanging its Public Shares for cash and will only own shares of the Combined Entity pursuant to the conversion of the Public Rights. Such a holder will be entitled to receive cash for its Public Shares only if it (i) affirmatively votes for or against the Business Combination Proposal and (ii) properly demands redemption and delivers its shares (either physically or electronically) to our transfer agent at least two business days prior to the Special Meeting. See the section titled “Extraordinary Meeting of the Stockholders—Redemption Rights.”

The transactions contemplated by the Merger Agreement will be consummated only if the Business Combination Proposal, the Pre-Merger Charter Amendment Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the Special Meeting. In addition, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal, and the ESPP Proposal are conditioned on the approval of the Business Combination Proposal (and the Business Combination Proposal is conditioned on the approval of the the Pre-Merger Charter Amendment Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal, and the ESPP Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

The Combined Entity’s board of directors will increase to ten members upon the Closing of the Business Combination. In accordance with the amended and restated certificate of incorporation to be filed, immediately after the Closing of the Business Combination, the board of directors will be divided into three classes. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election.

The Business Combination involves numerous risks. For more information about these risks, see the section titled “Risk Factors.”

The Escrow Amendment Proposal

Forum stockholders will be asked to approve the Sponsor Earnout Letter and Amendment to Escrow Agreement, dated November 30, 2017, which amends the Escrow Agreement dated April 6, 2017, by and among the Sponsor, Forum and Continental Stock Transfer & Trust Company to release 4,312,500 Founders Shares from escrow to enable: (i) the cancellation of 1,078,125 Founders Shares immediately upon consummation of the Business Combination, (ii) subjecting 2,156,250 Founders Shares to forfeiture in the event the earnout provisions of the Merger Agreement are not met by C1 and a 180-day lock-up period and (iii) the release of 1,078,125 Founders Shares from escrow immediately upon the Closing of the Business Combination. Please see the section titled “The Escrow Amendment Proposal.”

The Nasdaq Proposal

In connection with the Business Combination, Forum entered into subscription agreements (the “Subscription Agreements”) with investors to purchase 17,959,375 shares of Class A Common Stock for an aggregate commitment amount of $143,675,000, subject to certain conditions, including that all conditions precedent to the Closing of the Business Combination will have been satisfied or waived (other than those conditions are to be satisfied at closing) (the “PIPE Investment”). The PIPE Investment was predicated on (i) the Sponsor’s agreement to cancel 1,078,125 Founder Shares immediately upon the Closing of the Business Combination; (ii) the Sponsor’s agreement to subject 2,156,250 Founder Shares to forfeiture in the event the earnout provisions of the Merger Agreement are not met by the Combined Entity; and (iii) C1’s agreement to reduce the Merger Consideration by 499,752 shares of Common Stock. In the aggregate, the expected beneficial ownership of the Sponsor and the C1 Equityholders at the Closing was reduced by 3,734,127 shares of Common Stock at an assumed value of $10.10 per share to incentivize the prospective investors to commit to the PIPE Investment. The result was the issuance of 14,225,248 incremental shares to the investors in the PIPE Investment for an aggregate purchase price of $143,675,000 (and an aggregate issuance of 17,959,375 shares to the investors in the PIPE Investment).

Forum stockholders will be asked to approve, for purposes of complying with the Nasdaq Listing Rules, the issuance of 17,959,375 shares of Class A Common Stock pursuant to the Subscription Agreements in connection with the consummation of the Business Combination. Please see the section titled “The Nasdaq Proposal.”

The Post-Merger Charter Amendment Proposal

Forum stockholders will be asked to approve and adopt, subject to and conditional on (but with immediate effect therefrom) approval of the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Escrow Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal and the consummation of the Business Combination, an amendment and restatement of Forum’s Charter, as set out in the draft amended and restated version of Forum’s Charter appended to this proxy statement/prospectus as Annex C (the “Amended Charter”), for the following:

•	to divide the Combined Entity’s board of directors into three classes with staggered three-year terms, and provide that the board of directors is expressly authorized to make, alter, or repeal the Combined Entity’s bylaws;

•	to provide that any amendment to provisions of the Charter will require approval of the holders of a majority of all of the Combined Entity’s then-outstanding capital stock entitled to vote generally in the election of directors so long as Clearlake holds at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors, and thereafter any such amendment will require the approval of the holders of at least 66 2⁄3% of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors;

•	to provide that the Combined Entity opts out of Section 203 of the Delaware General Corporation Law;

•	to provide that we may not engage in certain “business combinations” with any “interested stockholder” (which excludes Clearlake and its affiliated and any of their direct or indirect transferees and any group as to which such persons) for a three-year period following the time that the stockholder became an interested stockholder, unless (1) prior to the date of the transaction, the Combined Entity’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) the interested stockholder owned at least 85% of the Combined Entity’s voting stock outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (x) shares owned by persons who are directors and also officers and (y) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to the consummation of the transaction, the business combination is approved by the Combined Entity’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder;

•	to provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended;

•	to provide that, subject to the limitations imposed by applicable law, directors may be removed with or without cause, by the holders of at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors for so long as Clearlake, which, together with its affiliates and related persons, holds at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors, and thereafter only with cause by the holders of at least 66 2⁄3% of all of the Combined Entity’s then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•	to provide that any action to be taken by the Combined Entity’s stockholders may be taken by written consent or electronic transmission pursuant to Section 228 of the Delaware General Corporation Law only so long as Clearlake holds a majority of the Combined Entity’s then-outstanding capital stock entitled to vote generally at an election of directors;

•	to amend the name of the new public entity to “ConvergeOne, Inc.” from “Forum Merger Corporation;”

•	to reclassify all shares of Class A common stock as “Common Stock”;

•	to increase the authorized shares of Common Stock to 1,000,000,000 shares; and

•	to increase the authorized shares of “blank check” preferred stock that the Combined Entity’s board of directors could issue to discourage a takeover attempt to 10,000,000 shares;

•	to make the Combined Entity’s corporate existence perpetual as opposed to Forum’s corporate existence terminating 24 months following the closing if its initial public offering and to remove from the Combined Entity’s Charter the various provisions applicable only to specified purpose acquisition corporations contained in Forum’s current amended and restated certificate of incorporation.

The Incentive Plan Proposal

Forum is proposing that its stockholders approve and adopt the 2018 Equity Incentive Plan of the Combined Entity (the “Equity Incentive Plan”), which will become effective upon the Closing of the Business Combination and have the following principal features:

•	Types of Awards: The Equity Incentive Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of the Combined Entity and its affiliates. Additionally, the Equity Incentive Plan provides for the grant of performance cash awards. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

•	Shares Available for Awards: Initially, the aggregate number of shares of Common Stock that may be issued pursuant to stock awards under the Equity Incentive Plan after the Equity Incentive Plan becomes effective will not exceed shares. Additionally, the number of shares of Common Stock reserved for issuance under the Equity Incentive Plan will automatically increase on January 1 of each year, beginning on January 1, 2019 (assuming the Equity Incentive Plan becomes effective before such date) and continuing through and including January 1, 2028, by % of the total number of shares of Common Stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the board of directors.

•	Non-Employee Director Compensation: The maximum number of shares of Common Stock subject to awards granted under the Equity Incentive Plan or any other equity plan maintained by the Combined Entity during any single fiscal year to any non-employee director, taken together with any cash fees paid to the director during the year, will not exceed $ in total value, or $ for the year in which a non-employee director is first appointed or elected to the Combined Entity’s board of directors.

•	Performance Awards: The Equity Incentive Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, the compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

A summary of the Equity Incentive Plan is set forth in the “The Equity Incentive Plan Proposal” section of this proxy statement/prospectus and a complete copy of the Equity Incentive Plan is attached hereto as Annex D.

The ESPP Proposal

Forum is proposing that its stockholders approve and adopt the 2018 Employee Stock Purchase Plan of the Combined Entity (the “ESPP”), which will become effective upon the Closing of the Business Combination and have the following principal features:

•	Types of Awards: The ESPP provides a means by which the Combined Entity’s employees may be given an opportunity to purchase shares of Common Stock following the closing of the Business Combination. The rights to purchase Common Stock granted under the ESPP are intended to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code.

•	Shares Subject to ESPP: Initially, the maximum number of shares of Common Stock that may be issued under the ESPP is shares. Additionally, the number of shares of Common Stock reserved for issuance under the ESPP will automatically increase on January 1 of each year, beginning on January 1, 2019 (assuming the ESPP becomes effective before such date) and continuing through and including January 1, 2028, by the lesser of (i)     % of the total number of shares of Common Stock outstanding on December 31 of the preceding calendar year, (ii)                shares of Common Stock; or (iii) a lesser number of shares determined by the Combined Entity’s board of directors.

•	Purchase of Shares; Offerings: The ESPP will be implemented by offerings of rights to purchase Common Stock to all eligible employees. The board of directors of the Combined Entity (or its compensation committee) will determine the duration of each offering period, provided that in no event may an offering period exceed 27 months. Each offering period will have one or more purchase dates, as determined by the Combined Entity’s board or compensation committee prior to the commencement of the offering period, and may allow eligible employees to purchase shares of common stock at a default purchase price of 95% of the fair market value of a share of Common Stock on the purchase date; provided that the Combined Entity’s board or compensation committee may determine a different purchase price prior to the start of an offering period and provided that the purchase price may not be less than the lower of (i) 85% of the fair market value of a share of Common Stock on the first day of the offering period or (ii) 85% of the fair market value of a share of Common Stock on the purchase date.

A summary of the ESPP is set forth in the “The ESPP Proposal” section of this proxy statement/prospectus and a complete copy of the ESPP is attached hereto as Annex E.

The Adjournment Proposal

Forum stockholders will be asked to consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal, or the ESPP Proposal. Please see the section titled “The Adjournment Proposal.”

In considering the recommendation of Forum’s board of directors to vote FOR the Proposals presented at the Special Meeting, you should be aware that our executive officers and members of our board of directors have interests in the Business Combination that are different from, or in addition to, the interests of our stockholders generally. The members of Forum’s board of directors were aware of these differing interests and considered them, among other matters, in evaluating and negotiating the transaction agreements and in recommending to our stockholders that they vote in favor of the proposals presented at the Special Meeting. For a description of these interests see “The Business Combination Proposal—Interests of Forum’s Directors and Officers and Others in the Business Combination.”

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Special Meeting of Forum stockholders. The following questions and answers do not include all the information that is important to stockholders of Forum. We urge the stockholders of Forum to read carefully this entire proxy statement/prospectus, including the annexes and other documents referred to herein.

Q.	Why am I receiving this proxy statement/prospectus?

A.	Forum stockholders are being asked to consider and vote upon a proposal to approve and adopt the Merger Agreement, among other proposals. Forum has entered into the Merger Agreement as a result of which C1 will become a wholly-owned subsidiary of Forum. Subject to the terms of the Merger Agreement and customary adjustments set forth therein, the aggregate purchase price for the Business Combination and related transactions is expected to be approximately $1,137,000,000 of cash, equity consideration, and assumed indebtedness. We refer to such aggregate amount as the “Aggregate Purchase Price.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its annexes.

Below are proposals on which Forum stockholders are being asked to vote.

(1)	Pre-Merger Charter Amendment Proposal—To approve and adopt an amendment of Forum’s current amended and restated certificate of incorporation to increase the number of authorized shares of Class A Common Stock from 40,000,000 to 100,000,000 shares for the purposes of carrying out the Business Combination.

(2)	The Business Combination Proposal—To consider and vote upon a proposal to adopt and approve the Merger Agreement by and among Forum and the Merger Subs, on the one hand, and C1, on the other hand, and approve the transactions contemplated thereby, including the Business Combination, as a result of which C1 will become a wholly-owned subsidiary of the Combined Entity and all the outstanding shares of C1 Stock will be exchanged for shares of Forum Common Stock;

(3)	The Escrow Amendment Proposal—To approve the Sponsor Earnout Letter and Amendment to Escrow Agreement, dated November 30, 2017, which amends the Escrow Agreement dated April 6, 2017, by and among the Sponsor, Forum and Continental Stock Transfer & Trust Company, to release 4,312,500 Founders Shares from escrow to enable: (i) the cancellation of 1,078,125 Founders Shares immediately upon consummation of the Business Combination, (ii) subjecting 2,156,250 Founders Shares to forfeiture in the event the earnout provisions of the Merger Agreement are not met by C1 and a 180-day lock-up period and (iii) the release of 1,078,125 Founders Shares from escrow immediately upon consummation of the Business Combination;

(4)	Nasdaq Proposal—To approve, for purposes of complying with the Nasdaq Listing Rule, the issuance of 17,959,375 shares of Class A Common Stock pursuant to the Subscription Agreements in connection with the consummation of the Business Combination;

(5)

Post-Merger Charter Amendment Proposal—To approve and adopt, subject to and conditional on (but with immediate effect therefrom) approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the ESPP Proposal and the consummation of the Business

Combination, an amendment and restatement of Forum’s Charter, as set out in the draft Amended Charter appended to this proxy statement/prospectus as Annex C for the following:

(a)	to divide the Combined Entity’s board of directors into three classes with staggered three-year terms, and provide that the board of directors is expressly authorized to make, alter, or repeal the Combined Entity’s bylaws;

(b)	to provide that any amendment to provisions of the amended and restated Charter will require approval of the holders of a majority of all of the Combined Entity’s then-outstanding capital stock entitled to vote generally in the election of directors so long as Clearlake holds at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors, and thereafter any such amendment will require the approval of the holders of at least 66 2⁄3% of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors;

(c)	to provide that the Combined Entity opts out of Section 203 of the Delaware General Corporation Law;

(d)	to provide that we may not engage in certain “business combinations” with any “interested stockholder” (which excludes Clearlake and its affiliated and any of their direct or indirect transferees and any group as to which such persons) for a three-year period following the time that the stockholder became an interested stockholder, unless (1) prior to the date of the transaction, the Combined Entity’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) the interested stockholder owned at least 85% of the Combined Entity’s voting stock outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (x) shares owned by persons who are directors and also officers and (y) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to the consummation of the transaction, the business combination is approved by the Combined Entity’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder;

(e)	to provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended;

(f)	to provide that, subject to the limitations imposed by applicable law, directors may be removed with or without cause, by the holders of at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors for so long as Clearlake, which, together with its affiliates and related persons, holds at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors, and thereafter only with cause by the holders of at least 66 2⁄3% of all of the Combined Entity’s then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

(g)	to provide that any action to be taken by the Combined Entity’s stockholders may be taken by written consent or electronic transmission pursuant to Section 228 of the Delaware General Corporation Law only so long as Clearlake holds a majority of the Combined Entity’s then-outstanding capital stock entitled to vote generally at an election of directors;

(h)	to amend the name of the new public entity to “Converge One, Inc.” from “Forum Merger Corporation;”

(i)	to reclassify all shares of Class A Common Stock as “Common Stock”;

(j)	to increase the authorized shares of Common Stock to 1,000,000,000 shares;

(k)	to increase the authorized shares of “blank check” preferred stock that the Combined Entity’s board of directors could issue to discourage a takeover attempt to 10,000,000 shares;

(l)	to make the Combined Entity’s corporate existence perpetual as opposed to Forum’s corporate existence terminating 24 months following the closing if its initial public offering and to remove from the Combined Entity’s Charter the various provisions applicable only to specified purpose acquisition corporations contained in Forum’s current amended and restated certificate of incorporation.

(6)	Incentive Plan Proposal—To approve and adopt, the Equity Incentive Plan, a copy of which is attached to the accompanying proxy statement as Annex D;

(7)	ESPP Proposal—To approve and adopt, the ESPP, a copy of which is attached to the accompanying proxy statement as Annex E; and

(8)	The Adjournment Proposal—To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Pre-Merger Charter Amendment, the Business Combination Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal or the ESPP Proposal.

Q:	Are the proposals conditioned on one another?

A:	Unless the Pre-Merger Charter Amendment and the Business Combination Proposal are approved, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the stockholders of Forum at the Special Meeting. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite vote for approval, then we will not consummate the Business Combination. If Forum does not consummate the Business Combination and fails to complete an initial business combination by April 12, 2019, Forum will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its public stockholders.

Q:	What will happen in the Business Combination?

A:	At the Closing, Merger Sub I will merge with and into C1, with C1 surviving such merger, and the surviving entity will merge into Merger Sub II, as a result of which C1 Equityholders will receive shares of Forum. Upon consummation of the Business Combination, C1 will become a wholly-owned subsidiary of Forum. In connection with the Business Combination, the cash held in the Trust Account and the proceeds from the PIPE Investment will be used to pay cash consideration in connection with the Business Combination, and for working capital and general corporate purposes. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Q:	What equity stake will current stockholders of the Company and C1 Equityholders hold in the Combined Entity after the Closing?

A:

It is anticipated that, upon the completion of the Business Combination, Forum’s public stockholders (other than the PIPE Investment investors) will retain an ownership interest of approximately 27.5% in the Combined Entity, the PIPE Investment investors will own approximately 25.8% of the Combined Entity (such that public stockholders, including PIPE Investment investors, will own approximately 53.3% of the Combined Entity), the Sponsor will retain an ownership interest of approximately 2.5% in the Combined

Entity and the C1 Equityholders will own approximately 44.1% of the outstanding common stock of the Combined Entity. These relative percentages reflect the automatic conversion of 17,872,500 Rights into approximately 1,787,250 shares of Class A Common Stock at the Closing. The ownership percentage with respect to the Combined Entity following the Business Combination does not take into account (i) the redemption of any shares by Forum’s public stockholders, (ii) the exercise of the UPO or the Warrants outstanding following the Business Combination or (iii) the issuance of any shares upon completion of the Business Combination under the Equity Incentive Plan or the ESPP, which are intended to be adopted following the Closing of the Business Combination. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Forum’s existing stockholders in the Combined Entity will be different.

See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q:	What conditions must be satisfied to complete the Business Combination?

A:	There are a number of closing conditions in the Merger Agreement, including the approval by the stockholders of Forum of the Business Combination Proposal, the Pre-Merger Charter Amendment Provision, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal. The Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal are subject to and conditioned on the approval of the Business Combination Proposal. The Business Combination Proposal is subject to and conditioned on the approval of the Pre-Merger Charter Amendment Provision, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal. For a summary of the conditions that must be satisfied or waived prior to the Closing of the Business Combination, see the section titled “The Business Combination Proposal—The Merger Agreement.”

Q:	Why is Forum providing stockholders with the opportunity to vote on the Business Combination?

A:	Under its Charter, Forum must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of Forum’s initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, Forum has elected to provide its stockholders with the opportunity to have their Public Shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, Forum is seeking to obtain the approval of its stockholders of the Business Combination Proposal in order to allow its public stockholders to effectuate redemptions of their Public Shares in connection with the Closing of the Business Combination.

Q:	Are there any arrangements to help ensure that the Company will have sufficient funds, together with the proceeds in its Trust Account, to fund the Aggregate Purchase Price?

A:	Yes. On November 30, 2017, Forum entered into Subscription Agreements with the investors named therein providing for the issuance by Forum of 17,959,375 shares of Class A Common Stock in a private placement, subject to certain conditions, including that all conditions precedent to the Closing of the Business Combination will have been satisfied or waived (other than those conditions are to be satisfied at Closing) for gross proceeds to Forum of $143,675,000.

To the extent not utilized to consummate the Business Combination, the proceeds from the Trust Account and PIPE Investment will be used to pay any loans owed by Forum to its Sponsor for any Forum transaction expenses or other administrative expenses incurred by Forum, to pay all unpaid transaction expenses and any remainder will be used for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future acquisitions. Forum agrees that it (or its successor) will file with the Securities and Exchange Commission (the “SEC”) a registration statement registering the resale of the shares purchased in the PIPE Investment and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable.

Q:	How many votes do I have at the Special Meeting?

A:	Forum stockholders are entitled to one vote at the Special Meeting for each share of Forum Common Stock held of record as of , 2018, the record date for the Special Meeting (the “Record Date”). As of the close of business on the Record Date, there were outstanding shares of Forum Common Stock.

Q:	What vote is required to approve the proposals presented at the Special Meeting?

A:	The approval of the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal and the Post-Merger Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding Forum Common Stock as of the Record Date. Accordingly, a Forum stockholder’s failure to vote by proxy or to vote in person at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal and the Post-Merger Charter Amendment Proposal.

The approval of the Escrow Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of Forum Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting. A Forum stockholder’s failure to vote by proxy or to vote in person at the Special Meeting will not be counted towards the number of shares of Forum Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Escrow Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and Adjournment Proposal.

If the Pre-Merger Charter Amendment Proposal and the Business Combination Proposal are not approved, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the Forum stockholders for a vote. The approval of the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal are preconditions to the consummation of the Business Combination.

Q:	May Forum, the Sponsor or Forum’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A:

Stephen Vogel, Forum’s Executive Chairman, and family members, have agreed to purchase an aggregate of $7.875 million of Class A Common Stock in the PIPE Investment. In addition, Neil Goldberg and Richard Katzman, directors of Forum, have agreed to purchase $2.5 million and $1 million, respectively, in the PIPE Investment. In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor, directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of Forum’s Sponsor, directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of Forum shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that the Sponsor, directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

Q:	What constitutes a quorum at the Special Meeting?

A:	Holders of a majority in voting power of Forum Common Stock issued and outstanding and entitled to vote at the Special Meeting constitute a quorum. In the absence of a quorum, the chairman of the meeting has power to adjourn the Special Meeting. As of the Record Date, shares of Forum Common Stock would be required to achieve a quorum.

Q:	How will the Sponsor, directors and officers vote?

A:	The Sponsor, as Forum’s initial stockholder, has agreed to vote its Founders Shares and Placement Shares (as well as any Public Shares purchased during or after the Forum IPO) in favor of the initial business combination, including the Business Combination. EBC has also agreed to vote their Representative Shares in favor of the initial business combination, including the Business Combination. Accordingly, if Forum seeks stockholder approval of its initial business combination, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsor agreed to vote their Founder Shares in accordance with the majority of the votes cast by Forum’s public stockholders.

Q:	What interests do Forum’s current officers and directors have in the Business Combination?

A:	The Sponsor, members of Forum’s board of directors and its executive officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interest. These interests include:

•	unless Forum consummates an initial business combination, Forum’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

•	as a condition to the Forum IPO, all of the Founders Shares were placed into an escrow account and would be released from escrow only if specified conditions were met. In particular, subject to certain limited exceptions, all Founders Shares would be held in escrow for one year following the consummation of an initial business combination. However, 50% of the Founders Shares could be released from escrow immediately if the Forum Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period after the date of the consummation of an initial business combination. In connection with the Business Combination, Forum, the Sponsor, C1 and Clearlake entered into the Sponsor Earnout Letter and Amendment to Escrow Agreement, which amends the Escrow Agreement dated April 6, 2017, by and among the Sponsor, Forum and Continental Stock Transfer & Trust Company, to release all of the Founders Shares held by the Sponsor from escrow to enable: (a) cancellation of 1,078,125 Founders Shares immediately upon consummation of the Business Combination, (b) subjecting 2,156,250 Founders Shares to forfeiture in the event the earnout provisions of the Merger Agreement are not met by C1 and a 180-day lock-up period and (c) release of 1,078,125 Founders Shares from escrow immediately upon consummation of the Business Combination;

•	the Placement Units, including the Placement Shares, Placement Rights and Placement Warrants, purchased by the Sponsor will be worthless if a business combination is not consummated;

•	the Sponsor has agreed that the Placement Units, and all of their underlying securities, will not be sold or transferred by it until 30 days after Forum has completed a business combination, subject to limited exceptions;

•	the fact that Sponsor paid an aggregate of $25,000 for its Founders Shares and such securities will have a significantly higher value at the time of the Business Combination;

•	the fact that Sponsor has agreed not to redeem any of the Founders Shares in connection with a stockholder vote to approve a proposed initial business combination;

•	if Forum does not complete an initial business combination by April 12, 2019, the proceeds from the sale of the Placement Units will be included in the liquidating distribution to Forum’s public stockholders and the Placement Rights and the Placement Warrants will expire worthless; and

•	if the Trust Account is liquidated, including in the event Forum is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Forum to ensure that the proceeds in the Trust Account are not reduced below $10.10 per Public Share by the claims of prospective target businesses with which Forum has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Forum, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

These interests may influence Forum’s directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Q:	What happens if I sell my shares of Class A Common Stock before the Special Meeting?

A:	The Record Date is earlier than the date of the Special Meeting. If you transfer your shares of Common Stock after the Record Date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination. If you transfer your shares of Class A Common Stock prior to the Record Date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in our Trust Account.

Q:	What happens if I vote against the Business Combination Proposal?

A:	Pursuant to Forum’s Charter, if the Business Combination Proposal is not approved and Forum does not otherwise consummate an alternative business combination by April 12, 2019, Forum will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

Q:	Do I have redemption rights?

A:	Pursuant to Forum’s Charter, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with Forum’s Charter. As of November 30, 2017, based on funds in the Trust Account of approximately $174.8 million, this would have amounted to approximately $10.13 per share. If a holder exercises its redemption rights, then such holder will be exchanging its shares of Forum Common Stock for cash and will only hold shares of Class A Common Stock of the Combined Entity issued pursuant to the conversion of the Public Rights. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Forum’s transfer agent prior to the Special Meeting. See the section titled “Special Meeting of Forum Stockholders—Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:	No. You may exercise your redemption rights whether you vote your shares of Forum Common Stock “FOR” or “AGAINST” the Business Combination Proposal or any other proposal described by this proxy statement/prospectus. As a result, the Merger Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:	How do I exercise my redemption rights?

A:	In order to exercise your redemption rights, you must (i) affirmatively vote either “FOR” or “AGAINST” the Business Combination Proposal, (ii) check the box on the enclosed proxy card to elect redemption, and (iii) prior to 5:00 p.m., Eastern time, on , 2018 (two (2) business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, our transfer agent, at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn:     Mark Zimkind

E-mail: mzimkind@continentalstock.com

Please check the box on the enclosed proxy card marked “Stockholder Certification” if you are not acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Common Stock. Notwithstanding the foregoing, a holder of the Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking redemption rights with respect to an aggregate of 20% or more of the shares of Forum Common Stock included in the Units sold in the Forum IPO, which we refer to as the “20% threshold.” Accordingly, all Public Shares in excess of the 20% threshold beneficially owned by a public stockholder or group will not be redeemed for cash.

Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Forum’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Forum does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Forum’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to Forum’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Forum’s transfer agent return the shares (physically or electronically). You may make such request by contacting Forum’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

Q:	What are the federal income tax consequences of exercising my redemption rights?

A:

Forum stockholders who exercise their redemption rights to receive cash in exchange for their shares of Common Stock generally will be required to treat the transaction as a sale of such shares and recognize gain or loss upon the redemption in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of Common Stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. The redemption, however, may be treated as a distribution to a redeeming stockholder for U.S. federal income tax purposes if the redemption does not effect a sufficient reduction (as determined under applicable federal income tax law) in the redeeming stockholder’s percentage ownership in us (whether such ownership is direct or through the application of certain attribution and constructive ownership rules). Any amounts treated as such a distribution will constitute a dividend to the extent not in excess of our current and accumulated earnings and profits as measured for U.S. federal income tax purposes. Any amounts treated as a distribution and that are in excess of our current and accumulated earnings and profits will reduce the redeeming stockholder’s basis in his or her redeemed shares of our Common Stock, and any remaining amount will be treated as gain realized on the sale or other disposition of our Common Stock. These tax consequences are described in more detail in the section titled “—Certain Material U.S. Federal Income Tax Considerations of the Redemption.” We urge you to consult your tax advisor regarding the tax consequences of exercising your redemption rights.

Q:	If I am a Warrant or Right holder, can I exercise redemption rights with respect to my Warrants or Rights?

A:	No. The holders of Warrants and Rights have no redemption rights with respect to Warrants or Rights.

Q:	If I am a Unit holder, can I exercise redemption rights with respect to my Units?

A:	No. Holders of outstanding Units must separate the underlying Public Shares, Public Rights and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

If you hold Units registered in your own name, you must deliver the certificate for such Units to Continental Stock Transfer & Trust Company, our transfer agent, with written instructions to separate such Units into Public Shares, Public Rights and Public Warrants. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the Public Shares from the Units. See “How do I exercise my redemption rights?” above. The address of Continental Stock Transfer & Trust Company is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, our transfer agent. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your nominee must also initiate electronically, using DTC’s deposit withdrawal at custodian (DWAC) system, a withdrawal of the relevant units and a deposit of an equal number of Public Shares, Public Rights and Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q:	Do I have appraisal rights if I object to the proposed Business Combination?

A:	No. There are no appraisal rights available to holders of Forum Common Stock in connection with the Business Combination.

Q:	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:	If the Business Combination is consummated, the funds held in the Trust Account will be released to pay:

•	a portion of the Merger Consideration pursuant to the Merger Agreement;

•	Forum stockholders who properly exercise their redemption rights;

•	$4,528,125 Business Combination marketing fees to EBC in connection with the Business Combination (this reflects the waiver by EBC of 25% of such fees);

•	certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees, and other professional fees) that were incurred by Forum or C1 in connection with the transactions contemplated by the Business Combination and pursuant to the terms of the Merger Agreement;

•	any loans owed by Forum to its Sponsor for any Forum transaction expenses or other administrative expenses incurred by Forum; and

•	for general corporate purposes including, but not limited to, working capital for operations.

Q:	What happens if the Business Combination is not consummated?

A:	There are certain circumstances under which the Merger Agreement may be terminated. See the section titled “The Business Combination Proposal—The Merger Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Merger Agreement or otherwise, Forum is unable to complete the Business Combination or another initial business combination transaction by April 12, 2019, Forum’s Charter provides that it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, subject to lawfully available funds therefor, redeem 100% of the Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay franchise and income taxes payable and up to $100,000 for dissolution expenses, by (B) the total number of then outstanding Public Shares, which redemption will completely extinguish rights of the public stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemptions, subject to the approval of the remaining stockholders and the board of directors in accordance with applicable law, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under the Delaware General Corporation Law (“DGCL”) to provide for claims of creditors and other requirements of applicable law.

Forum expects that the amount of any distribution its public stockholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to Forum’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. Holders of Founders Shares and Representative Shares have waived any right to any liquidation distribution with respect to those shares.

In the event of liquidation, there will be no distribution with respect to Forum’s outstanding Warrants or Rights. Accordingly, the Warrants and Rights will expire worthless.

Q:	When is the Business Combination expected to be completed?

A:	The Closing is expected to take place (a) the second business day following the satisfaction or waiver of the conditions described below under the section titled “The Business Combination Proposal—Structure of the Business Combination—Conditions to Closing of the Business Combination” or (b) such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the Closing conditions. The Merger Agreement may be terminated by either Forum or C1 if the Closing has not occurred by March 31, 2018, subject to certain exceptions.

For a description of the conditions to the completion of the Business Combination, see the section titled “The Business Combination Proposal.”

Q:	What do I need to do now?

A:	You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?

A:	If you were a holder of record of Forum Common Stock on , 2018, the Record Date, you may vote with respect to the proposals in person at the Special Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:	What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:	At the Special Meeting, Forum will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal. Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals. Additionally, if you abstain from voting or fail to vote at the Special Meeting, you will not be able to exercise your redemption rights (as described above).

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:	Signed and dated proxies received by Forum without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting. If you fail to indicate how you vote, you will not be able to exercise your redemption rights.

Q:	If I am not going to attend the Special Meeting in person, should I return my proxy card instead?

A:	Yes. Whether you plan to attend the Special Meeting or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

In order to exercise your redemption rights, you must affirmatively vote either “FOR” or “AGAINST” the Business Combination Proposal. See “—How do I exercise my redemption rights” below.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:	No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Forum believes the proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote by sending a later-dated, signed proxy card to Forum’s secretary at the address listed below so that it is received by Forum’s secretary prior to the Special Meeting or attend the Special Meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to Forum’s secretary, which must be received by Forum’s secretary prior to the Special Meeting.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	Forum will pay the cost of soliciting proxies for the Special Meeting. Forum has engaged , which we refer to as “ ,” to assist in the solicitation of proxies for the Special Meeting. Forum has agreed to pay a fee of $ , plus disbursements. Forum will reimburse for reasonable out-of-pocket expenses and will indemnify and its affiliates against certain claims, liabilities, losses, damages and expenses. Forum will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Forum Common Stock for their expenses in forwarding soliciting materials to beneficial owners of the Forum Common Stock and in obtaining voting instructions from those owners. Forum’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Who can help answer my questions?

A:	If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

David Boris

Forum Merger Corporation

c/o Forum Investors I, LLC

135 East 57th Street

8th Floor

New York, New York 10022

Tel: (212) 739-7860

E-mail: david@forummerger.com

You may also contact our proxy solicitor at:

To obtain timely delivery, Forum stockholders must request the materials no later than                  business days prior to the Special Meeting.

You may also obtain additional information about Forum from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to Forum’s transfer agent prior to the Special Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn:     Mark Zimkind

E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary, together with the section entitled, “Questions and Answers About the Proposals” summarizes certain information contained in this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the Special Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section titled “Where You Can Find More Information.”

Unless otherwise indicated or the context otherwise requires, references in this Summary of the Proxy Statement/Prospectus to the “Combined Entity” refer to Forum and its consolidated subsidiaries after giving effect to the Business Combination. References to the “Company” or “Forum” refer to Forum Merger Corporation.

Unless otherwise specified, all share calculations assume no exercise of redemption rights by the Company’s public stockholders and do not include any shares of Forum Common Stock issuable upon the exercise of the Warrants.

Parties to the Business Combination

Forum Merger Corporation

Forum is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Forum Common Stock, Units, Rights and Warrants are currently listed on NASDAQ under the symbols “FMCI”, “FMCIU”, “FMCIR” and “FMCIW”, respectively. The mailing address of Forum’s principal executive officer is 135 East 57th Street, New York, New York 10022.

Merger Sub I

Merger Sub I is a wholly-owned subsidiary of Forum, formed on November 27, 2017 to consummate the Business Combination. Following the Business Combination, C1 will merge with Merger Sub with C1 surviving the merger. As a result, C1 will become a wholly-owned subsidiary of Forum.

Merger Sub II

Merger Sub II is a wholly-owned subsidiary of Forum, formed on November 27, 2017 to consummate the Business Combination. Following the Business Combination and the first merger of Merger Sub I, the surviving entity of the first merger will merge into Merger Sub II.

C1 Investment Corp.

C1 is a leading IT services provider of collaboration and technology solutions for large and medium enterprises. It serves clients through its comprehensive engagement model which includes the full lifecycle of services from consultation and design through implementation, optimization, and ongoing support. Approximately 46% of its total revenue in 2016 was derived from its services offerings, which include professional and managed, cloud, and maintenance services. C1’s deep technical expertise enables it to deliver complex, multi-vendor solutions across a number of delivery models, including on-premise and in private, hybrid, C1 Cloud, and public cloud environments. C1 served over 2,900, 3,400, and 3,700 clients in 2014, 2015, and 2016, respectively. From 2014 to 2016, C1 served 52% of the Fortune 100, 40% of the Fortune 500, and 32% of the Fortune 1000.

Through C1’s leading professional services capabilities, C1 designed thousands of solutions each year across its core technology markets: (i) collaboration and (ii) enterprise networking, data center, cloud, and security, each of which is complemented by its industry-leading managed, cloud, and maintenance services. Managed, cloud, and maintenance services typically have multi-year contractual terms with high renewal rates and accounted for 29% of C1’s total revenue in 2016. Through C1’s relationships with more than 100 leading and next-generation technology partners, its engineers deliver optimal services and solutions to clients regardless of their existing infrastructure.

Collaboration technology is essential to modern business, enabling workforce mobility and driving globalization through connectivity across any device. Collaboration solutions create significant competitive advantages through enhanced productivity, innovative ways of working together, and omni-channel customer engagement models. With C1’s more than 20-year focus on collaboration solutions, C1 believes it will benefit from the rapid growth of this market. C1 derived approximately 68% of its total revenue in 2016 from its services and technology offerings in the collaboration market.

C1’s technical expertise and client-centric culture have led to long-standing and expanding client relationships. C1’s top 100 clients, based on 2016 revenue, had an average tenure of more than nine years. C1 generated 93% and 91% of its total revenue in 2015 and 2016, respectively, from clients C1 served in a prior year. C1’s Net Promoter Score, or NPS, of 61 in 2016 was more than twice the technology vendor industry average of 30. NPS is a commonly used industry measure of customers’ overall satisfaction. According to this third-party survey, 86% of its clients indicated that they are “highly likely” to recommend C1 to other businesses and organizations.

During 2015, C1 had total revenue of $601.5 million, comprised of approximately 51% services and 49% technology offerings. C1’s gross profit was $193.4 million in 2015, representing a gross margin of approximately 32%. C1’s net income and Adjusted Net Income were $4.0 million and $24.4 million, respectively, and its Adjusted EBITDA was $62.8 million in 2015.

During 2016, C1 had total revenue of $815.6 million, comprised of 46% services and 54% technology offerings. C1’s gross profit was $249.2 million in 2016, representing a gross margin of approximately 31%. C1’s net income and Adjusted Net Income were $8.3 million and $34.5 million, respectively, and its Adjusted EBITDA was $83.8 million in 2016.

During the nine months ended September 30, 2017, C1 had total revenue of $619.7 million, comprised of 49% services and 51% technology offerings. C1’s gross profit was $182.0 million for the nine months ended September 30, 2017, representing a gross margin of 29.4%. For the nine months ended September 30, 2017, its net loss and Adjusted Net Income were $13.2 million and $17.5 million, respectively, and its Adjusted EBITDA was $58.1 million.

Adjusted Net Income and Adjusted EBITDA are non-GAAP financial metrics. See “—Summary Consolidated Financial and Other Data—Non-GAAP Financial Measures” for definitions and explanations of Adjusted EBITDA and Adjusted Net Income, and reconciliations of net income (loss) to Adjusted EBITDA and Adjusted Net Income.

C1’s Market

C1 participates in a rapidly evolving IT market, which has been driven by numerous technological advancements, including cloud, software-defined infrastructure, virtualization, security, mobility, data analytics, and Internet of Things, or IoT. These secular trends, along with a mobile and global workforce that expects constant connectivity, have resulted in the need for increasingly complex, distributed, and multi-vendor IT environments.

According to Gartner-Enterprise IT Spending, the global IT market is expected to grow from $2.7 trillion in 2015 to $3.0 trillion in 2019, representing a compound annual growth rate, or CAGR, of 3%. C1 primarily operates in the North American IT market which, according to Gartner-Enterprise IT Spending, is expected to grow from $1.1 trillion in 2015 to $1.3 trillion in 2019, representing a CAGR of 3%. Within this broader market, the North American IT services market is projected to grow from $379 billion in 2015 to $465 billion in 2019, representing a CAGR of 5%, according to Gartner-Enterprise IT Spending.

C1 is focused on the high-growth collaboration, enterprise networking, data center, cloud, and security solutions markets.

C1’s addressable markets are shown below on a global basis:

See the section titled “Industry and Market Data.”

(1)	IDC-UC&C
(2)	Gartner-Integrated Systems and Gartner-Enterprise Network Equipment
(3)	Gartner-Public Cloud Services
(4)	Gartner-Information Security

Collaboration

The collaboration market consists of both unified communications and customer engagement. Unified communications involves the integration of real-time enterprise communication services such as voice, email, presence, chat/text, video, conferencing technology, messaging, mobility, and bring your own device, or BYOD, to provide a consistent and unified user interface and experience across multiple devices and media types. Customer engagement is comprised of integrated customer relationship management and other self-service applications that enable businesses to connect with customers across any channel and to deliver consistent high-quality service utilizing monitoring, analytics, and workforce optimization capabilities.

C1 believes the shift from on-premise to hosted and cloud collaboration solutions will also result in additional services opportunities as enterprises look to IT service providers to help them configure, provision, and manage their software applications in the cloud.

IDC estimates that the global collaboration market will grow from $25 billion in 2015 to $35 billion in 2019, representing a CAGR of 10%. IDC defines collaboration to include IP telephony, IP phones, videoconferencing systems, video as a service, hosted/cloud voice and unified communications, contact center infrastructure and software, mobile collaboration, and collaborative applications. IDC also estimates that the hosted and cloud collaboration market will grow more than twice as fast as the on-premise market from 2015 to 2019, with hosted and cloud revenue at $12 billion in 2015 and projected to grow to $20 billion by 2019, representing a CAGR of 13%.

Enterprise Networking and Data Center

The increasing number of public, private, and hybrid cloud deployments is a key growth driver for enterprise networking and data center infrastructure technologies. Gartner-Enterprise Network Equipment and

Gartner-Integrated Systems estimate that the enterprise networking and data center market (including integrated hardware systems and enterprise LAN/WAN equipment) was $56 billion in 2015 and is projected to grow to $68 billion in 2019, representing a CAGR of 5%.

Cloud

Over the past several years, demand for cloud deployments has grown as enterprises seek scalable, flexible, and cost-effective options for deploying their IT infrastructure. Gartner-Public Cloud Services estimates the global cloud infrastructure services and management market (IaaS, PaaS, and cloud management) was approximately $26 billion in 2015 and is projected to grow to $75 billion by 2019, representing a CAGR of 31%.

Security

As cyber security has become a mission-critical priority for IT organizations, increases in budgets have driven spending in the enterprise security market. Gartner-Information Security estimates that worldwide spending on enterprise security (including network security equipment and security services) was $57 billion in 2015 and is projected to grow to $78 billion in 2019, representing a CAGR of 9%.

C1 believes that it is well positioned within the markets in which it competes. C1 is a client-centric, services-driven organization with deep technical capabilities. C1 has a highly skilled team of engineers and consulting professionals with the capability to consult, design, integrate, operate, and optimize its clients’ solutions in the face of increasing IT complexity. As these markets are highly fragmented, C1 also benefits from its scale, which it believes positions it well and will allow it to gain market share as well as expand sales with existing enterprise clients.

Competitive Strengths

Leading independent provider of services and solutions in the collaboration market

C1 is a leading independent provider of services and solutions in the collaboration market. C1’s collaboration clients typically require complex, multi-vendor solutions, which may have thousands of possible technology combinations. C1’s focus on this market and its scale, deep domain expertise, and technical and consulting expertise differentiate C1 from other market participants and allow C1 to deliver leading collaboration solutions to its clients.

Attractive services-driven business model

Approximately 46% of C1’s total revenue in 2016 was derived from its services offerings, which include professional and managed, cloud, and maintenance services. C1 offers a comprehensive suite of services from consultation and design through implementation, optimization, and ongoing support. C1’s managed, cloud, and maintenance services comprised 29% of its total revenue in 2016, and typically have multi-year contractual terms, with high renewal rates of approximately 90% in 2015 and 2016. The strength of C1’s services-driven business model is also demonstrated by the fact that 97% of its top 1,000 clients utilized its services in 2016.

Flexible, scalable delivery model with leading managed and cloud service capabilities

C1 offers flexible delivery models, enabling its clients to consume its services and solutions on-premise or in private, hybrid, C1 Cloud, and public cloud environments. C1 provides enterprise-grade, scalable managed and cloud services. Additionally, C1 utilizes three state-of-the-art Network Operations Centers, or NOCs, which operate 24x7x365 and all of which are SOC 2 Type II compliant and one of which is also PCI compliant.

Deep technological expertise and proprietary intellectual property to solve C1’s clients’ IT challenges

C1’s highly skilled team of engineers and consulting professionals has the capabilities and skills necessary to address the complex IT needs of large and medium enterprises across its core technology markets:

(i) collaboration and (ii) enterprise networking, data center, cloud, and security. Additionally, C1 has a long history of innovation, as evidenced by its C1 Cloud offering and the development of its own proprietary intellectual property.

Long-standing and expanding enterprise client relationships

C1 served over 2,900, 3,400, and 3,700 clients in 2014, 2015, and 2016, respectively. From 2014 to 2016, C1 served 52% of the Fortune 100, 40% of the Fortune 500, and 32% of the Fortune 1000. C1 cultivated these long-standing relationships through its commitment to exceptional client service and strong technical expertise.

C1’s client-centric approach has also helped drive industry leading customer satisfaction rates. According to a third-party survey, C1’s NPS of 61 for 2016 was more than twice the technology vendor industry average of 30.

Differentiated culture fostering motivated and empowered employees to deliver outstanding service

C1 cultivates and supports a dynamic culture that empowers and motivates its employees to deliver exceptional service to its clients. C1 is able to attract and retain its IT professionals through a development-focused work culture that has experienced a retention rate of approximately 90% in 2015 and 2016. C1’s success in motivating and empowering its employees is evidenced by its high levels of customer satisfaction and employee retention rate.

Growth Strategies

Expand cloud and security services

C1’s cloud and security businesses represent significant growth opportunities as C1 enhances its existing capabilities and further penetrates its client base. C1 believes it is well positioned to help its clients with their cloud migration strategy given its technical expertise, service capabilities, and multi-vendor expertise. C1 provides end-to-end network and data security solutions to its clients that combine multiple trusted security technologies into a single platform. Additionally, C1 provides disaster recovery plans that support every level of its clients’ enterprise.

Deepen existing client relationships

C1 believes it is well positioned to identify new opportunities or enhance existing services and solutions within its existing clients. C1 believes there are additional opportunities to sell its services and solutions across its core technology markets, including enterprise networking, data center, cloud, and security, into its existing client base.

Develop new relationships to expand C1’s client base

C1 intends to continue to grow its client base by expanding its team of sales professionals. C1 is focused on building its brand to grow within its existing and target end markets where there is strong demand for the services and solutions it provides. In 2015 and 2016, C1 added 387 and 425 new clients, respectively, which accounted for 7% and 9% of its total revenue, respectively, during such periods.

Attract, develop, and retain skilled professionals

To support C1’s growth and maintain its competitive position as a leading IT services provider, C1 plans to grow its highly skilled employee base. These professionals enable C1 to use innovative pre-sales strategies, which utilize engineering and consulting expertise to help drive high-value services, and demonstrate competency in developing complex solutions for multi-vendor environments.

Continue to grow C1’s strong domestic footprint and expand internationally

C1 has a strong and growing presence in the United States and it believes there are significant opportunities for further domestic expansion. Globally, C1 supports approximately 90 multinational clients through its managed services capabilities and its global alliances. C1 believes there are multiple attractive market opportunities, both domestically and internationally.

Add new capabilities and geographic regions through strategic acquisitions

C1 operates in a fragmented market that offers significant consolidation opportunities. Historically, C1 has been successful acquiring and integrating companies that have enhanced its offerings and ability to serve its clients. C1 will continue to evaluate strategic acquisitions and partnerships that enhance its capabilities and expand its geographic footprint, both domestically and internationally.

C1’s Services and Technology Offerings

C1 provides innovative services and complex, multi-vendor solutions to large and medium enterprises across a variety of delivery models through its dedicated team of over 1,180 highly skilled engineers and consulting professionals. C1 serves clients through its comprehensive engagement model which includes the full lifecycle of services from consultation and design through implementation, optimization, and ongoing support. Approximately 46% of C1’s total revenue in 2016 was derived from its services offerings, which include professional and managed, cloud, and maintenance services. Through C1’s leading professional services capabilities, it designs thousands of solutions each year across its core technology markets: (i) collaboration and (ii) enterprise networking, data center, cloud, and security. C1’s technology offerings are complemented by its industry-leading managed, cloud, and maintenance services.

*	Year ended December 31, 2016.

C1’s Services

C1 provides professional and managed, cloud, and maintenance services across its core technology markets.

Professional Services. Professional services involve the consultation, design, integration and implementation, application development, and program management of customized collaboration, enterprise networking, data center, cloud, and security offerings. Working with products acquired from over 100 of the world’s top technology vendors, its engineers are experts at architecting complex IT technology solutions to create custom-designed solutions to meet its clients’ needs.

Managed, Cloud, and Maintenance Services. Managed, cloud, and maintenance services are contractual services, which typically have multi-year contractual terms and high renewal rates.

C1’s managed, cloud, and maintenance services include incident-based support, 24x7x365 remote monitoring, Level 3 engineer support, connectivity management, cloud management, parts management, and warranty management.

As part of C1’s managed services, it provides an extensive portfolio of incident avoidance offerings, including its proprietary OnGuard software, which provides proactive, capacity, predictive, and preventative monitoring to ensure its clients’ systems are operating effectively. C1’s monitoring capabilities have also enabled its engineers to identify and quickly address potential issues, leading to an in-house resolution rate for service calls of over 98% in both 2015 and 2016.

C1 has the capabilities to provide its managed, cloud, and maintenance services on-premise or in private, C1 Cloud, hybrid, and public cloud environments based on the service and security needs of its clients, which differentiates C1 from other IT solution providers.

C1 believes that it is well positioned to take advantage of the continued shift from on-premise to cloud as it can offer solutions across multiple delivery models.

C1’s Technology Offerings

C1 provides technology offerings to its clients across its core technology markets. C1 delivers its technology offerings across a number of delivery models, including on-premise, and in private, hybrid, and public clouds as well as its proprietary C1 Cloud, regardless of clients’ existing infrastructure, providing them with flexibility and optionality. Additionally, C1 can provide its offerings as a managed service.

C1’s Core Technology Markets

Collaboration

C1’s services and technology offerings in the collaboration market, which represented 68% of C1’s total revenue in 2016, are primarily comprised of unified communications and customer engagement software. C1’s unified communications solutions focus on enabling communication anywhere on any device and its customer engagement applications focus on delivering a more personalized and omni-channel experience for its clients’ end customers. C1 believes these offerings enhance its clients’ competitiveness, efficiency, and overall customer experience while also addressing the constantly evolving challenges they encounter in an increasingly mobile, global, and connected world.

Enterprise Networking, Data Center, Cloud, and Security

Enterprise Networking

C1’s enterprise networking technology solutions ensure that its clients have access to cost-effective and innovative networking options, including Network Function Virtualization, or NFV, and Software Defined Networking, or SDN, as well as the capacity and security to securely transmit bandwidth-intensive data, voice, video, and wireless applications.

Data Center

C1’s data center solutions enable its clients to process and store the applications and information they need to conduct their business. C1 offers a broad range of server, storage, virtualization, and management solutions to help align its clients’ IT infrastructure with their business objectives.

Cloud

C1 provides cloud solutions to its clients in four distinct environments: private, C1 Cloud, hybrid, and public cloud. C1’s cloud technology offerings are supported by end-to-end design, installation, integration, management, and ongoing maintenance services that can be performed by us, the client, or the infrastructure provider based on client needs.

C1’s C1 Cloud provides communication, collaboration, and network connectivity in a subscription-based delivery model that combines the benefits of an on-premise solution with the ease of a managed cloud service.

Security

C1 provides end-to-end network and data security solutions to C1’s clients. C1 generally begins its client engagements with assessments, followed by an actionable security framework, which can include all or components of infrastructure upgrades and optimization, training, incident response, remediation, and managed security. C1 provides effective risk reduction through solutions that combine multiple trusted security technologies into a single platform. C1’s methodologies and holistic architecture protects, detects, and contains threats across the cyber-attack continuum. Additionally, C1 provides comprehensive disaster recovery services and solutions including business continuity assessment and planning, to network availability and data continuity, to recovery and crisis management.

Recent Acquisitions

In September 2017, C1 acquired Rockefeller Group Technology Solutions, Inc. for cash consideration of $20.9 million. The acquisition increases C1’s presence in the New York City market and brings additional capabilities in collaboration and cloud.

In August 2017, C1 acquired SPS Holdco, LLC for cash consideration of $59.1 million. The acquisition brought additional solutions and services capabilities in collaboration and video.

In July 2017, C1 acquired Annese & Associates, Inc. to expand its solutions and service capabilities in enterprise networking, security, collaboration, and cloud for cash consideration of $26.0 million plus additional contingent consideration of up to $4 million.

During 2015, C1 completed the acquisitions of SIGMAnet, MSN, and Sunturn for an aggregate consideration of $66.8 million net of cash received. C1 made these acquisitions in order to expand its technical capabilities in response to its clients’ needs, diversify its vendor relationships, and expand geographically.

•	December 2015: C1 acquired SIGMAnet to expand its technical resources, bolster its cloud computing, security, and managed services offerings, and expand its market presence in the western United States;

•	May 2015: C1 acquired MSN to enhance its enterprise networking capabilities and expand its market presence in the western United States; and

•	May 2015: C1 acquired Sunturn to expand its client reach in the western and southern United States.

C1’s Relationship with its Sponsor

In June 2014, C1 was acquired by a fund managed by Clearlake Capital Group, L.P., which, together with its affiliates and related persons, C1 refers to as Clearlake, a private investment firm with a sector-focused approach. Clearlake seeks to partner with world-class management teams by providing patient, long-term capital to dynamic businesses that can benefit from Clearlake’s operational and strategic expertise. The firm’s core target sectors include technology, communications, and business services; industrials, energy, and power; and

consumer products and services. As of September 30, 2017, Clearlake had approximately $3.5 billion of assets under management. For a discussion of certain risks, potential conflicts and other matters associated with Clearlake’s control of the Combined Entity, see the section titled “Risk Factors—Risks Related to C1’s Common Stock.”

Organizational Structure

The following diagram sets forth C1’s organizational structure.

Corporate Information

C1 Investment Corp. was incorporated in Delaware in May 2014. C1’s principal executive offices are located at 3344 Highway 149, Eagan, Minnesota 55121, and its telephone number is (888) 321-6227. C1’s corporate website address is www.convergeone.com. Information contained on or accessible through its website is not a part of this proxy statement/prospectus, and the inclusion of its website address in this proxy statement/prospectus is an inactive textual reference only.

ConvergeOne is a trademark of ConvergeOne, Inc., a wholly-owned subsidiary of C1 Investment Corp. The ConvergeOne logos and the C1 logo are trademarks of ConvergeOne Holdings Corp., a wholly-owned subsidiary of C1 Investment Corp. C1 does not intend its use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of C1 by, any other companies.

The Proposals

Pre-Merger Charter Amendment Proposal

Forum stockholders will be asked to approve and adopt an amendment of Forum’s current amended and restated certificate of incorporation to increase the number of authorized shares of Class A Common Stock from 40,000,000 to 200,000,000 shares for the purposes of carrying out the Business Combination.

The Business Combination Proposal

Forum and C1 have agreed to a Business Combination under the terms of the Merger Agreement, dated as of November 30, 2017. This agreement, as may be further amended or supplemented from time to time, is referred to in this proxy statement/prospectus as the “Merger Agreement.” Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub I, a Delaware corporation and a wholly-owned subsidiary of Forum will merge with and into C1, with C1 continuing as the surviving entity and becoming a wholly owned subsidiary of Forum and, as part of the first merger, the surviving entity will merge into Merger Sub II. See the section titled “The Business Combination Proposal.”

The Merger Agreement

The Merger Agreement is subject to standard conditions to the Closing. In addition, the Closing is subject to the following additional conditions (amongst others): (i) the approval of the Merger Agreement by the requisite vote of Forum’s stockholders and C1 Stockholders, (ii) minimum proceeds (including proceeds from the PIPE Investment) available to Forum at the Closing, (iii) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) receipt of requisite regulatory approval, (v) the consummation of the PIPE Investment, (vi) the election or appointment of members to the Post-Closing Forum Board in accordance with the Merger Agreement and (vii) the effectiveness of this registration statement.

In addition, unless waived by C1, the obligations of C1 to consummate the Business Combination are subject to the fulfillment of certain closing conditions, including but not limited to the following:

•	The representations and warranties of Forum being true and correct (subject to certain materiality exceptions);

•	Forum and the Merger Subs having performed in all material respects its obligations under the Merger Agreement;

•	Absence of material adverse effect to the business, assets, liabilities, financial condition or results of operations of Forum;

•	Forum Cash being at least $125,000,000;

•	Delivery of certificate of good standing of Forum and Forum’s officer and secretary certificates certifying compliance with certain obligations under the Agreement;

•	Filing of Forum Amended Charter with the Secretary of State of Delaware; and

•	Company having received a copy of duly executed registration rights agreements and lock-up agreements by Forum and Forum Representative.

Unless waived by Forum, the obligations of Forum and the Merger Subs to consummate the Business Combination are subject to the satisfaction of the following conditions:

•	The representations and warranties of C1 being true and correct (subject to certain materiality exceptions);

•	C1 having performed in all material respects its obligations under the Merger Agreement;

•	Absence of material adverse effect to the business, assets, liabilities, financial condition or results of operations of any Target Company;

•	Receipt of a comfort letter from C1’s independent accountant auditing firm with respect to the financial statements of any of the Target Companies included as part of the Registration Statement (directly or as part of any pro forma financial statements included therein) at the time of the effectiveness of the Registration Statement and as of the Closing Date;

•	Delivery of certificates of good standing for each Target Company and Forum’s officer and secretary certificates certifying compliance with certain obligations under the Agreement;

•	Forum having received a copy of duly executed registration rights agreements and lock-up agreements by each C1 Stockholder;

•	Forum having received a duly executed opinion from C1’s counsel;

•	Forum having received evidence that C1 shall have terminated, extinguished and cancelled in full any issued or outstanding Company Convertible Securities or commitments therefor (other than unvested Company Options); and

•	Forum having received evidence that certain Contracts involving the Target Companies and/or C1 Stockholders shall have been terminated with no further obligation or Liability of the Target Companies thereunder or amended consistent with the requirements set forth in the Merger Agreement.

Pursuant to the Merger Agreement, upon the Closing, Merger Sub I, a subsidiary of Forum, will be merged with and into C1, with C1 continuing as the surviving entity of the Merger and becoming a wholly owned subsidiary of Forum and the surviving entity will be merged into Merger Sub II for consideration. See the section titled “The Business Combination Proposal—General Description of the Merger Agreement and Merger Consideration.”

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, including covenants regarding (1) the provision of access to their properties, books and personnel, (2) the operation of their respective businesses in the ordinary course of business, (3) filing Forum’s reports required by the Securities and Exchange Act of 1934, as amended, and efforts regarding Nasdaq listing requirements, (4) no solicitation of other competing transactions, (5) no trading in Forum’s securities by C1 using Forum’s material non-public information, (6) notifications of certain breaches, consent requirements or other matters, (7) efforts to comply with all government authority requirements, (8) further assurances to cooperate, (9) Forum’s prompt filing of a Registration Statement on Form S-4, (10) a requirement for C1 to promptly hold its stockholder meeting to approve the Merger Agreement and related transactions, (11) efforts to complete the PIPE Investment, (12) public announcements, (13) confidentiality, (14) requirements to retain books and records, (15) obtaining binding D&O tail insurance for the Target Companies’ and Forum’s directors and officers with coverage for six years following the Effective Time, (16) post-Closing board of directors and executive officers, (17) use of funds in the trust account after the Closing, (18) adoption of post-Closing Forum dividend policy, (19) filing of post-Closing Registration Statement, and (20) security clearances of C1 by certain governmental authority.

Forum has agreed to certain covenants in the Merger Agreement with respect to its obligations to file a proxy statement/prospectus for a Special Meeting of its stockholders to approve the Merger Agreement and the related transactions. Forum has agreed to have its board of directors adopt a new Equity Incentive Plan and ESPP reasonably acceptable to C1, and to submit such new plan to its stockholders for their ratification and approval.

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior the Closing, including among other reasons, (i) by mutual consent of C1 and Forum, (ii) by either Forum or C1 if any of the conditions to the Closing have not been satisfied or waived by March 31, 2018 (the “Outside Date”), provided that this out shall not be available to (A) Forum if the breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation under the Merger Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date or (B) C1 if any action or omission by a Target Company or its affiliates (including any acquisitions that individually or in the aggregate would require the preparation of pro forma financial statements pursuant to Regulation S-X) was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date, (iii) by either Forum or C1 if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such Order or other action has become final and non-appealable, (iv) by either Forum or C1 if there has been a material breach by the other party of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of Forum shall have become materially untrue or materially inaccurate, and such breach is not cured within the earlier of (a) 20 days the non-breaching party receives notices of such breach, or (b) by the Outside Date, (v) by Forum if there has been a Material Adverse Effect on C1 or its subsidiaries, which is uncured and continuing within 20 days after written notice provided by Forum, (vi) by Forum if there has been a material adverse effect on C1 or its subsidiaries that is continuing within 20 days after notice of such material adverse effect, (vii) by either Forum or C1 if approval for the Business Combination was not obtained in the Special Meeting and (viii) by either Forum or C1 if the approval of the matters submitted to Forum’s stockholders or C1’s stockholders is not obtained.

The following persons are expected to serve as executive officers and directors of the Combined Entity following the Business Combination. For biographical information concerning the C1 executive officers and C1 designees to the board of directors, see “Information about C1—Executive Officers and Directors. For biographical information concerning the Forum designees to the board of directors see “Information About Forum—Management—Directors and Executive Officers.”

Name	Age	Position(s)
John A. McKenna, Jr.(1)	62	President and Chief Executive Officer and Chairman of the Board
Jeffrey Nachbor	53	Chief Financial Officer
Paul Maier	57	President, Services Organization
John F. Lyons	64	President, Field Organization
David Boris(2)	57	Director
(2)		Director
Keith W. F. Bradley(1)	54	Director
Behdad Eghbali(1)	41	Director
José E. Feliciano(1)	44	Director
Christopher Jurasek(1)	52	Director
Prashant Mehrotra(1)	40	Director
James Pade(1)	33	Director
Timothy J. Pawlenty(1)	57	Director

(1)	C1 Designee

(2)	Forum Designee

Classified Board of Directors

The Combined Entity’s board of directors will consist of ten members upon the closing of the Business Combination. In accordance with the amended and restated certificate of incorporation to be filed, immediately after the consummation of the Business Combination, the board of directors will be divided into three classes. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. The directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2019;

•	the Class II directors will be be , and , and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•	the Class III directors will be be , , and , and their terms will expire at the annual meeting of stockholders to be held in 2021.

The Combined Entity expects that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Forum Reasons for the Business Combination

Forum was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Forum sought to do this by utilizing the networks and industry experience of both its management team and its board of directors to identify, acquire and operate one or more businesses within or outside of the United States.

In particular, Forum’s board of directors considered the following positive factors, although not weighted or in any order of significance:

•	Leading Middle-Market Business and Attractive Financial profile. C1 is a leading IT services provider of collaboration and technology solutions for large and medium enterprises. They serve clients through their comprehensive engagement model which includes the full lifecycle of services from consultation and design through implementation, optimization, and ongoing support. They have deep technical expertise which enables them to deliver complex, multi-vendor solutions across a number of delivery models, including on-premise and in private, hybrid, C1 Cloud, and public cloud environments.

•	Proven Track Record and Strong Management Team. C1 is led by a highly experienced management team that has transformed C1’s business to serve to deliver complex, multi-vendor solutions across a number of delivery models, including on-premise and in private, hybrid, C1 Cloud, and public cloud environments.

•	Strong Competitive Position. C1 is undergoing a growing market position in their respective category within the IT Services industry. Forum believes that they have some intellectual property advantages when compared to their competitors, which may help to protect their market position and profitability.

•	Opportunity for Significant Revenue and Earnings Growth. C1 has the potential for significant revenue and earnings growth through a combination of organic growth, an acquisition opportunities. Forum believes C1 will continue to grow organically by further penetrating existing customers, expanding its customer base and developing and expanding its cross-selling efforts. C1 also aims to continue to opportunistically acquire high-quality businesses that meet its stringent acquisition criteria.

•	Benefit from Being a Public Company. Forum believes that C1 under new public ownership will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenues and shareholder value. Forum believes C1 will benefit from being publicly traded and will be able to effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

C1 Reasons for the Business Combination

In the course of reaching its decision to approve the Business Combination, the C1 board of directors consulted with its senior management, financial advisors and legal counsel, reviewed a significant amount of information, and considered a number of factors, including, among others:

•	Other Alternatives. It is the belief of C1, after review of alternative strategic opportunities from time to time, that the proposed Business Combination represents the best potential transaction for C1 to create greater value for C1’s stockholders, while providing C1 stockholders with greater liquidity by owning stock in a public company.

•	Terms of the Merger Agreement. C1 considered the terms and conditions of the Merger Agreement, including but not limited to the nature and scope of the closing conditions and the likelihood of obtaining any necessary regulatory approvals, in addition to the transactions contemplated thereby, including the Business Combination.

•	Size of Post-Combination Company. C1 considered the Business Combination implied enterprise value of $1.2 billion for C1, providing C1’s stockholders with the opportunity to go-forward with ownership in a public company with a larger market capitalization.

•	Access to Capital. C1 expects that the Business Combination would be a more time- and cost-effective means to access capital than other options considered, including an initial public offering;

•	Benefit from Being a Public Company. C1 believes that under new public ownership it will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenues and stockholder value and will benefit from being publicly traded and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

Fairness Opinion of Cassel Salpeter

Forum engaged Cassel Salpeter & Co., LLC (“Cassel Salpeter”) to render an opinion as to (i) the fairness, from a financial point of view, to Forum of the consideration to be paid by Forum in the proposed Business Combination pursuant to the Merger Agreement and (ii) whether ConvergeOne had a fair market value equal to at least 80% of the balance of funds in the trust account. Cassel Salpeter is an investment banking firm that regularly is engaged in the evaluation of businesses and their securities in connection with acquisitions, corporate restructuring, private placements and for other purposes. Forum’s board of directors decided to use the services of Cassel Salpeter because it is a recognized investment banking firm that has substantial experience in similar matters, and has rendered similar services to other blank check companies.

Cassel Salpeter rendered its oral opinion to Forum’s board of directors on November 26, 2017 (which was subsequently confirmed in writing by delivery of Cassel Salpeter’s written opinion dated the same date) that, as of November 26, 2017, (i) the Total Consideration to be paid by Forum in the Business Combination pursuant to the Merger Agreement was fair, from a financial point of view, to Forum and (ii) ConvergeOne had a fair market value equal to at least 80% of the balance of funds in the trust account.

The amount of the Total Consideration to be paid pursuant to the Merger Agreement was determined pursuant to negotiations between Forum and ConvergeOne and not pursuant to recommendations of Cassel Salpeter.

The opinion was provided for the use and benefit of the Forum board in connection with its consideration of the Business Combination and only addressed (i) the fairness, from a financial point of view, to Forum of the consideration to be paid by Forum in the Business Combination pursuant to the Merger Agreement and (ii) whether ConvergeOne had a fair market value equal to at least 80% of the balance of funds in the trust account, in each case as of the date of the opinion, and did not address any other aspect or implication of the Business Combination.

The summary of Cassel Salpeter’s opinion in this proxy statement is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex E to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Cassel Salpeter in preparing its opinion. However, neither Cassel Salpeter’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to any matter relating to the proposed Business Combination.

Accounting Treatment

The Business Combination will be accounted for as a “reverse merger” in accordance with U.S. GAAP. Under this method of accounting Forum will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on C1 stockholders expecting to have a majority of the voting power of the combined company, C1 comprising the ongoing operations of the combined entity, C1 comprising a majority of the governing body of the combined company, and C1’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of C1 issuing stock for the net assets of Forum, accompanied by a recapitalization. The net assets of Forum will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the business combination will be those of C1.

Appraisal Rights

Appraisal rights are not available to Forum stockholders in connection with the Business Combination. Appraisal rights are available to C1 stockholders in connection with the Business Combination.

Impact of the Business Combination on Forum’s Public Float

It is anticipated that, upon the Closing of the Business Combination, Forum’s public stockholders (other than the PIPE Investment investors) will retain an ownership interest of approximately 27.5% in the Combined Entity, the PIPE Investment investors will own approximately 25.8% of the Combined Entity (such that public stockholders, including PIPE Investment investors, will own approximately 53.3% of the Combined Entity), the Sponsor will retain an ownership interest of approximately 2.5% in the Combined Entity and the C1 Equityholders will own approximately 44.1% of the outstanding common stock of the Combined Entity.

These relative percentages assume the automatic conversion of 17,872,500 Rights into approximately 1,787,250 shares of Class A Common Stock at the Closing. The ownership percentage with respect to the Combined Entity following the Business Combination does not take into account (i) the redemption of any shares by Forum’s public stockholders, or (ii) the exercise of the UPO or the Warrants outstanding following the Business Combination. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by the Forum’s existing stockholders in the Combined Entity will be different.

The following tables illustrate varying ownership levels in Forum assuming the factors mentioned above, and excluding the exercise of above-mentioned warrants and the UPO:

	Assumed % of Public Shares Redeemed (or Proceeds Remaining in Trust Account)
	0% (or $174.8 million in trust)	100% (or $0 in trust)
Forum public stockholders	27.5%	2.7%
PIPE Investment investors	25.8	25.8
Sponsor	2.5	2.5
C1 equityholders	44.1	68.9
Total	100.0%	100.0%

Board of Directors of the Combined Entity Following the Business Combination

Upon consummation of the Business Combination, Forum board of directors anticipates having ten directors, with each Class I director having an initial term that expires at the Combined Entity’s annual meeting of stockholders in 2019, each Class II director having an initial term that expires at the Combined Entity’s annual meeting of stockholders in 2020, and each Class III director having an initial term that expires at the Combined Entity’s annual meeting of stockholders in 2021, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. See the section titled “Management After the Business Combination” for additional information.

The Escrow Amendment Proposal

Forum stockholders will be asked to approve the Sponsor Earnout Letter and Amendment to Escrow Agreement, dated November 30, 2017, which amends the Escrow Agreement dated April 6, 2017, by and among the Sponsor, Forum and Continental Stock Transfer & Trust Company to release 4,312,500 Founders Shares from escrow to enable: (i) the cancellation of 1,078,125 Founders Shares immediately upon consummation of the Business Combination, (ii) subjecting 2,156,250 Founders Shares to forfeiture in the event the earnout provisions of the Merger Agreement are not met by C1 and a 180-day lock-up period and (iii) the release of 1,078,125 Founders Shares from escrow immediately upon the Closing of the Business Combination.

The Nasdaq Proposal

In connection with the Business Combination, Forum entered into subscription agreements with investors to purchase 17,959,375 shares of Class A Common Stock of Forum for an aggregate commitment amount of $143,675,000 subject to certain conditions, including that all conditions precedent to the closing of the Business Combination will have been satisfied or waived (other than those conditions are to be satisfied at closing). The shares of Class A Common Stock will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

For purposes of complying with applicable Nasdaq Listing Rules, Forum is proposing that its stockholders approve the Nasdaq Proposal for the issuance of more than 20% of Forum’s issued and outstanding Common Stock at a price that is less than the greater of the book or market value of the stock, pursuant to the PIPE Investment.

The Post-Merger Charter Amendment Proposal

In connection with the Business Combination, Forum is proposing that its stockholders approve the Amended Charter for the following:

•	to divide the Combined Entity’s board of directors into three classes with staggered three-year terms, and provide that the board of directors is expressly authorized to make, alter, or repeal the Combined Entity’s bylaws;

•	to provide that any amendment to provisions of the amended and restated Charter will require approval of the holders of a majority of all of the Combined Entity’s then-outstanding capital stock entitled to vote generally in the election of directors so long as Clearlake holds at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors, and thereafter any such amendment will require the holders of at least 66 2⁄3% of all of the Combined Entity’s then-outstanding capital stock entitled to vote generally in the election of directors;

•	to provide that the Combined Entity opts out of Section 203 of the Delaware General Corporation Law;

•	to provide that the Combined Entity may not engage in certain “business combinations” with any “interested stockholder” (which excludes Clearlake and its affiliated and any of their direct or indirect transferees and any group as to which such persons) for a three-year period following the time that the stockholder became an interested stockholder, unless (1) prior to the date of the transaction, the Combined Entity’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) the interested stockholder owned at least 85% of the Combined Entity’s voting stock outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (x) shares owned by persons who are directors and also officers and (y) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to the consummation of the transaction, the business combination is approved by the Combined Entity’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder;

•	to provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act;

•	to provide that, subject to limitations imposed by applicable law, directors may be removed with or without cause, by the holders of at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors for so long as Clearlake, which, together with its affiliates and related persons, holds at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors, or thereafter only with cause by the holders of at least 66 2⁄3% of all of the Combined Entity’s then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•	to provide that any action to be taken by the Combined Entity’s stockholders may be taken by written consent or electronic transmission pursuant to Section 228 of the Delaware General Corporation Law only so long as Clearlake holds a majority of the Combined Entity’s then-outstanding capital stock entitled to vote generally at an election of directors;

•	to amend the name of the new public entity to “ConvergeOne, Inc.” from “Forum Merger Corporation;”

•	to reclassify all shares of Class A Common Stock as “Common Stock”;

•	to increase the authorized shares of Common Stock to 1,000,000,000 shares;

•	to increase the authorized shares of “blank check” preferred stock that the Combined Entity’s board of directors could issue to increase the number to discourage a takeover attempt to 10,000,000 shares;

•	to make the Combined Entity’s corporate existence perpetual as opposed to Forum’s corporate existence terminating 24 months following the closing if its initial public offering; and

•	to remove from the Combined Entity’s Charter the various provisions applicable only to specified purpose acquisition corporations contained in Forum’s current amended and restated certificate of incorporation.

The Incentive Plan Proposal

Forum is proposing that its stockholders approve and adopt the Equity Incentive Plan, which will become effective upon the Closing of the Business Combination and have the following principal features:

•

Types of Awards: The Equity Incentive Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of the Combined Entity and its affiliates. Additionally, the Equity Incentive Plan provides for the grant of performance cash awards. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

•	Shares Available for Awards: Initially, the aggregate number of shares of Common Stock that may be issued pursuant to stock awards under the Equity Incentive Plan after the Equity Incentive Plan becomes effective will not exceed shares. Additionally, the number of shares of Common Stock reserved for issuance under the Equity Incentive Plan will automatically increase on January 1 of each year, beginning on January 1, 2019 (assuming the Equity Incentive Plan becomes effective before such date) and continuing through and including January 1, 2028, by % of the total number of shares of Common Stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the board of directors.

•	Non-Employee Director Compensation: The maximum number of shares of Common Stock subject to awards granted under the Equity Incentive Plan or any other equity plan maintained by the Combined Entity during any single fiscal year to any non-employee director, taken together with any cash fees paid to the director during the fiscal year, will not exceed $ in total value, or $ for the calendar year in which a non-employee director is first appointed or elected to the Combined Entity’s board of directors.

•	Performance Awards: The Equity Incentive Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, the compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

A summary of the Equity Incentive Plan is set forth in the “The Equity Incentive Plan Proposal” section of this proxy statement/prospectus and a complete copy of the Equity Incentive Plan is attached hereto as Annex D.

The ESPP Proposal

Forum is proposing that its stockholders approve and adopt the ESPP, which will become effective upon the Closing of the Business Combination and have the following principal features:

•	Types of Awards: The ESPP provides a means by which the Combined Entity’s employees may be given an opportunity to purchase shares of Common Stock following the Closing of the Business Combination. The rights to purchase Common Stock granted under the ESPP are intended to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code.

•	Shares Subject to ESPP: Initially, the maximum number of shares of Common Stock that may be issued under the ESPP is shares. Additionally, the number of shares of Common Stock reserved for issuance under the ESPP will automatically increase on January 1 of each year, beginning on January 1, 2019 (assuming the ESPP becomes effective before such date) and continuing through and including January 1, 2027, by the lesser of (i) % of the total number of shares of Common Stock outstanding on December 31 of the preceding calendar year, (ii) shares of Common Stock; or (iii) a lesser number of shares determined by the Combined Entity’s board of directors.

•	Purchase of Shares; Offerings: The ESPP will be implemented by offerings of rights to purchase Common Stock to all eligible employees. The board of directors of the Combined Entity (or its compensation committee) will determine the duration of each offering period, provided that in no event may an offering period exceed 27 months. Each offering period will have one or more purchase dates, as determined by the Combined Entity’s board or compensation committee prior to the commencement of the offering period, and may allow eligible employees to purchase shares of Common Stock at a default purchase price of 95% of the fair market value of a share of Common Stock on the purchase date; provided that the Combined Entity’s board or compensation committee may determine a different purchase price prior to the start of an offering period and provided that the purchase price may not be less than the lower of (i) 85% of the fair market value of a share of Common Stock on the first day of the offering period or (ii) 85% of the fair market value of a share of Common Stock on the purchase date.

A summary of the ESPP is set forth in the “The ESPP Proposal” section of this proxy statement/prospectus and a complete copy of the ESPP is attached hereto as Annex E.

Date, Time and Place of Special Meeting

The Special Meeting will be held at                 a.m. Eastern time, on                 , 2018, at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Proxy Solicitation

Proxies may be solicited by telephone, by facsimile, by mail, on the Internet or in person. We have engaged      to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section titled “Special Meeting of Forum Stockholders—Revoking Your Proxy.”

Quorum and Required Vote for Stockholder Proposals

A quorum of Forum stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting of stockholders if a majority of the Common Stock outstanding and entitled to vote at the Special Meeting is represented in person or by proxy at the Special Meeting. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

The approval of the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal and the Post-Merger Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding Forum Common Stock as of the Record Date. Accordingly, a Forum stockholder’s failure to vote by proxy or to vote in person at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal and the Post-Merger Charter Amendment Proposal.

The approval of the Escrow Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of Forum Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting. A Forum stockholder’s failure to vote by proxy or to vote in person at the Special Meeting will not be counted towards the number of shares of Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Escrow Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and Adjournment Proposal.

The Pre-Merger Charter Amendment Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal, and the ESPP Proposal are conditioned on the approval of the Business Combination Proposal (and the Business Combination Proposal conditioned on the approval of the Pre-Merger Charter Amendment Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal, and the ESPP Proposal. Unless the Business Combination Proposal is approved, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the stockholders of Forum at the Special Meeting. The Adjournment Proposal is not conditioned on any other Proposal and does not require the approval of any other Proposal to be effective. It is important for you to note that in the event the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal do not receive the requisite vote for approval, then Forum will not consummate the Business Combination. If Forum does not consummate the Business Combination and fails to complete an initial business combination by April 12, 2019, it will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its public stockholders.

Recommendation to Stockholders

Forum’s board of directors believes that the Proposals to be presented at the Special Meeting are in the best interests of Forum and its stockholders and unanimously recommends that Forum stockholders vote “FOR” the Proposals.

When you consider the recommendation of Forum board of directors in favor of approval of these Proposals, you should keep in mind that Forum directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things:

•	unless Forum consummates an initial business combination, Forum’s officers, directors and sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

•	As a condition to the Forum IPO, all of the Founders Shares were placed into an escrow account and would be released from escrow only if specified conditions were met. In particular, subject to certain limited exceptions, all Founders Shares would be held in escrow for one year following the consummation of an initial business combination. However, 50% of the Founders Shares could be released from escrow immediately if the Forum Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period after the date of the consummation of an initial business combination. In connection with the Business Combination, Forum, the Sponsor, C1 and Clearlake, entered into the Sponsor Earnout Letter and Amendment to Escrow Agreement, which amends the Escrow Agreement dated April 6, 2017, by and among the Sponsor, Forum and Continental Stock Transfer & Trust Company, to release all of the Founders Shares held by the Sponsor from escrow to enable: (a) cancellation of 1,078,125 Founders Shares immediately upon consummation of the Business Combination, (b) subjecting 2,156,250 Founders Shares to forfeiture in the event the earnout provisions of the Merger Agreement are not met by C1 and a 180-day lock-up period and (c) release of 1,078,125 Founders Shares from escrow immediately upon consummation of the Business Combination;

•	the Placement Units, including the Placement Shares, Placement Rights and Placement Warrants, purchased by the Sponsor will be worthless if a business combination is not consummated;

•	the Sponsor has agreed that the Placement Units, and all of their underlying securities, will not be sold or transferred by it until 30 days after /Forum has completed a business combination, subject to limited exceptions;

•	the fact that Sponsor paid an aggregate of $25,000 for its Founders Shares and such securities will have a significantly higher value at the time of the Business Combination;

•	the fact that Sponsor has agreed not to redeem any of the Founders Shares and Placement Shares in connection with a stockholder vote to approve a proposed initial business combination;

•	if Forum does not complete an initial business combination by April 12, 2019, the proceeds from the sale of the Placement Units will be included in the liquidating distribution to Forum’s public stockholders and the Placement Rights and the Placement Warrants will expire worthless; and

•	if the Trust Account is liquidated, including in the event Forum is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Forum to ensure that the proceeds in the Trust Account are not reduced below $10.10 per Public Share by the claims of prospective target businesses with which Forum has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Forum, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

Risk Factors

In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section titled “Risk Factors.”

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA OF C1

The following tables summarize C1’s consolidated financial and other data. C1 has derived the summary consolidated statements of operations data for the years ended December 31, 2015 and 2016 from its audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The consolidated statements of operations data for the nine months ended September 30, 2016 and 2017 and the consolidated balance sheet data as of September 30, 2017 are derived from C1’s unaudited interim consolidated financial statements included elsewhere in this proxy statement/prospectus. C1’s unaudited interim consolidated financial statements were prepared on a basis consistent with its audited consolidated financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments, that C1 considers necessary for a fair presentation of the financial information set forth in those statements included elsewhere in this proxy statement/prospectus. C1’s historical results are not necessarily indicative of the results that may be expected in any future period, and interim financial results are not necessarily indicative of the results that may be expected for the full year.

You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the sections titled “Selected Consolidated Financial and Other Data of C1” and “C1’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue
Technology offerings	$297,481	$439,804	$333,239	$315,201
Services	303,983	375,805	271,842	304,499

Total revenue	601,464	815,609	605,081	619,700

Gross profit
Technology offerings	77,104	106,722	78,707	69,469
Services	116,342	142,522	101,568	112,534

Total gross profit	193,446	249,244	180,275	182,003
Total operating expenses	162,731	202,742	149,913	159,960

Operating income	30,715	46,502	30,362	22,043
Interest expense and other, net	23,118	31,437	18,824	41,551
Income tax expense (benefit)	3,574	6,716	5,352	(6,323)

Net income (loss)	$4,023	$8,349	$6,186	$(13,185)

Net income (loss) per share attributable to Class A common stockholders, basic and diluted(1)	$0.04	$0.09	$0.07	$(0.15)

Weighted-average common shares used in computing basic and diluted net income (loss) per share attributable to Class A common stockholders(1)	89,866	89,862	89,862	89,782

(1)	See Notes 1 and 9 to C1’s consolidated financial statements for an explanation of the method used to calculate basic and diluted net income (loss) per common share attributable to common stockholders.

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(as a percentage of total revenue)
Revenue Mix and Gross Margin:
Revenue
Technology offerings	49.5%	53.9%	55.1%	50.9%
Services	50.5	46.1	44.9	49.1

Total revenue	100.0%	100.0%	100.0%	100.0%

Gross margin
Technology offerings	25.9%	24.3%	23.6%	22.0%
Services	38.3	37.9	37.4	37.0
Total gross margin	32.2	30.6	29.8	29.4

As of September 30, 2017
(unaudited)
(in thousands)
Consolidated Balance Sheet Data:
Cash	$7,683
Working capital(1)	51,594
Total assets	804,976
Total debt, including current portion and excluding unamortized debt issuance cost	529,925
Total liabilities	805,265
Total stockholders’ deficit	(289)

(1)	C1 defines working capital as current assets minus current liabilities.

Non-GAAP Financial Measures

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(dollars in thousands)
Other Financial Data:
Adjusted Revenue(1)	$603,719	$815,912	$605,333	$623,914
Adjusted EBITDA(2)	$62,809	$83,785	$58,698	$58,058
Adjusted EBITDA Margin(3)	10.4%	10.3%	9.7%	9.3%
Adjusted Net Income(4)	$24,358	$34,488	$23,922	$17,485

(1)	Adjusted Revenue is a non-GAAP financial measure. C1 believes that Adjusted Revenue provides supplemental information with respect to its revenue associated with its ongoing performance. C1 defines Adjusted Revenue as total revenue adjusted to exclude non-cash acquisition accounting adjustments to revenue as a result of our acquisitions. The reconciliation of revenue, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted Revenue for each of the periods presented is as follows. See “—Use of Non-GAAP Financial Measures” below for additional information.

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands)
Revenue	$601,464	$815,609	$605,081	$619,700
Acquisition accounting adjustments	2,255	303	252	4,214

Adjusted Revenue	$603,719	$815,912	$605,333	$623,914

(2)	Adjusted EBITDA is a non-GAAP financial measure. C1 believes Adjusted EBITDA provides helpful information with respect to its operating performance as viewed by management, including a view of its business that is not dependent on (i) the impact of its capitalization structure and (ii) items that are not part of C1’s day-to-day operations. C1 defines Adjusted EBITDA as net income (loss) plus (1) total depreciation and amortization, (2) interest expense and other, net, and (3) income tax expense (benefit), as further adjusted to eliminate non-cash stock-based compensation expense, acquisition accounting adjustments, transaction costs, and other one-time nonrecurring costs. The reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA for each of the periods presented is as follows. See “—Use of Non-GAAP Financial Measures” below for additional information.

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands)
Net income (loss)	$4,023	$8,349	$6,186	$(13,185)
Depreciation and amortization(a)	23,858	28,570	21,133	24,224
Interest expense and other, net	23,118	31,437	18,824	41,551
Income tax expense (benefit)	3,574	6,716	5,352	(6,323)

EBITDA	54,573	75,072	51,495	46,267
Stock-based compensation expense	233	1,057	883	521
Acquisition accounting adjustments(b)	(829)	(457)	(443)	2,654
Transaction costs(c)	5,678	6,055	5,137	5,955
Other costs(d)	3,154	2,058	1,626	2,661

Adjusted EBITDA	$62,809	$83,785	$58,698	$58,058

(a)	Depreciation and amortization equals the sum of (1) depreciation and amortization included in total operating expenses and (2) depreciation and amortization included in total cost of revenue within C1’s consolidated financial statements.

(b)	Acquisition accounting adjustments include charges associated with non-cash acquisition accounting fair value adjustments to deferred revenue and deferred customer support costs.

(c)	Transaction costs of (1) $5.7 million for 2015 include acquisition-related expenses of $1.2 million related to employee retention bonuses, $2.1 million related to transaction-related professional fees, including legal, accounting, tax, and advisory fees, and $2.4 million of one-time acquisition-related integration costs, (2) $6.1 million for 2016 include acquisition-related expenses of $1.1 million related to employee retention bonuses, $0.7 million related to transaction-related professional fees and expenses, including legal, accounting, tax, and advisory fees, and $4.3 million of one-time acquisition-related integration costs, (3) $5.1 million for the nine months ended September 30, 2016 include acquisition-related expenses of $0.7 million related to employee retention bonuses, $1.3 million related to transaction-related professional fees and costs, including legal, accounting, tax, and advisory fees, and $3.1 million of one-time acquisition related integration costs, and (4) $6.0 million for the nine months ended September 30, 2017 include acquisition-related expenses of $0.2 million related to employee retention bonuses, $3.4 million related to transaction-related professional fees and expenses, including legal, accounting, tax, and advisory fees, and $2.4 million of one-time acquisition-related integration costs.

(d)

Other costs of (1) $3.2 million for 2015 include expenses of $1.6 million related to one-time severance and related legal expenses, $1.5 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement which C1 intends to terminate in connection with the Business Combination, and $0.1 million payments to certain members of C1’s board of directors for their services, (2) $2.1 million for 2016 include $0.5 million related to one-time severance and related legal expenses, $1.5 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement, and $0.1 million payments to certain members of C1’s board of directors for their services, (3) $1.6 million for the nine months ended September 30, 2016 include expenses of $0.5 million related to one-time severance and related legal expenses and $1.1 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement, and (4) $2.7 million for the nine months ended September 30, 2017 include expenses of $1.6 million related to one-time severance and related legal expenses and $1.1 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement.

(3)	Adjusted EBITDA Margin measures C1’s Adjusted EBITDA as a percentage of total revenue.

(4)	Adjusted Net Income is a non-GAAP financial measure, which management uses in this proxy statement/prospectus and in its evaluation of past performance, trends, and prospects for the future. C1 believes that Adjusted Net Income is utilized by investors and other interested parties as a measure of its comparative operating performance period-over-period that considers the impact of certain items that do not directly correlate to C1’s ongoing operating performance and that vary significantly from period to period, such as the interest expense associated with our outstanding debt, as well as the impact of depreciation on our fixed assets and income taxes. C1 defines Adjusted Net Income as net income (loss) adjusted to exclude (i) amortization of acquisition-related intangible assets, (ii) amortization of debt issuance costs, (iii) non-cash stock-based compensation expense, (iv) costs related to debt refinancing, (v) acquisition accounting adjustments, (vi) transaction costs, (vii) other costs, and (viii) the income tax impact associated with the foregoing items. The reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted Net Income for each of the periods presented is as follows. See “—Use of Non-GAAP Financial Measures” below for additional information.

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands)
Net income (loss)	$4,023	$8,349	$6,186	$(13,185)
Amortization of intangible assets	20,247	22,456	16,826	17,891
Amortization of debt issuance costs	2,028	2,412	1,594	2,205
Stock-based compensation expense	233	1,057	883	521
Costs related to debt refinancing(a)	—	4,486	—	15,193
Acquisition accounting adjustments(b)	(829)	(457)	(443)	2,654
Transaction costs(c)	5,678	6,055	5,137	5,955
Other costs(d)	3,154	2,058	1,626	2,661
Income tax impact of adjustments(e)	(10,176)	(11,928)	(7,887)	(16,410)

Adjusted Net Income	$24,358	$34,488	$23,922	$17,485

(a)	Costs related to debt refinancing in (1) 2016 include $1.8 million in financing transaction costs, $1.5 million in debt extinguishment losses, and a $1.2 million write-off of unamortized debt issuance costs and (2) the nine months ended September 30, 2017 consists of $1.6 million in financing transaction costs, $3.4 million in debt extinguishment, and a $10.2 million write-off of unamortized debt issuance cost.

(b)	Acquisition accounting adjustments include charges associated with non-cash acquisition accounting fair value adjustments to deferred revenue and deferred customer support costs.

(c)	Transaction costs of (1) $5.7 million for 2015 include acquisition-related expenses of $1.2 million related to employee retention bonuses, $2.1 million related to transaction-related professional fees, including legal, accounting, tax, and advisory fees, and $2.4 million of one-time acquisition-related integration costs, (2) $6.1 million for 2016 include acquisition-related expenses of $1.1 million related to employee retention bonuses, $0.7 million related to transaction-related professional fees and expenses, including legal, accounting, tax, and advisory fees, and $4.3 million of one-time acquisition-related integration costs, (3) $5.1 million for the nine months ended September 30, 2016 include acquisition-related expenses of $0.7 million related to employee retention bonuses, $1.3 million related to transaction-related professional fees and expenses, including legal, accounting, tax, and advisory fees, and $3.1 million of one-time acquisition-related integration costs, and (4) $6.0 million for the nine months ended September 30, 2017 include acquisition-related expenses of $0.2 million related to employee retention bonuses, $3.4 million related to transaction-related professional fees and expenses, including legal, accounting, tax, and advisory fees, and $2.4 million of one-time acquisition-related integration costs.

(d)

Other costs of (1) $3.2 million for 2015 include expenses of $1.6 million related to one-time severance and related legal expenses, $1.5 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement which C1 intends to terminate in connection with the Business Combination, and $0.1 million to certain members of C1’s board of directors for their services, (2) $2.1 million for 2016 include $0.5 million related to one-time severance and related legal expenses, $1.5 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement, and $0.1 million to certain members of C1’s board of directors for their services, (3) $1.6 million for the nine months ended September 30, 2016 include expenses of $0.5 million related to one-time severance and related legal expenses and $1.1 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement, and (4) $2.7 million for the nine months ended September 30, 2017 include expenses of $1.6 million related to one-time severance and related legal expenses and $1.1 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement.

(e)	Income tax impact of adjustments includes an estimated tax impact of the adjustments to net income (loss) at C1’s average statutory tax rate of 40.0%, except for the impact of tax-deductible goodwill and intangible assets resulting from certain historical acquisitions.

Use of Non-GAAP Financial Measures

Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income should be considered in addition to, not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. They are not measurements of C1’s financial performance under GAAP and should not be considered as alternatives to revenue or net income (loss), as applicable, or any other performance measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other businesses. Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income have limitations as analytical tools and you should not consider them in isolation or as a substitute for analysis of C1’s operating results as reported under GAAP. Some of these limitations include:

•	non-cash compensation is and will remain a key element of C1’s overall long-term incentive compensation package, although C1 excludes it as an expense when evaluating its ongoing operating performance for a particular period;

•	Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income do not reflect the impact of certain cash charges resulting from matters C1 considers not to be indicative of its ongoing operations; and

•	other companies in C1’s industry may calculate Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income, differently than it does, limiting their usefulness as comparative measures.

C1 compensates for these limitations to Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income by relying primarily on its GAAP results and using Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income only for supplemental purposes. Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income include adjustments for items that may occur in future periods. However, C1 believes these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of its business, and complicate comparisons of its internal operating results and operating results of other peer companies over time. For example, it is useful to exclude non-cash, stock-based compensation expenses because the amount of such expenses in any specific period may not directly correlate to the underlying performance of C1’s business operations and these expenses can vary significantly across periods due to timing of new stock-based awards. C1 also excludes certain discrete, unusual, one-time, or non-cash costs, including transaction costs, and the income tax impact of adjustments in order to facilitate a more useful period-over-period comparison of its financial performance. Each of the normal recurring adjustments and other adjustments described in this paragraph help management with a measure of C1’s operating performance over time by removing items that are not related to day-to-day operations or are non-cash expenses. In addition, the calculation of Adjusted EBITDA is different than the calculation of Earnout EBITDA. See C1’s historical consolidated financial statements included elsewhere in this proxy statement/prospectus for its GAAP results.

SUMMARY FINANCIAL AND OTHER DATA OF FORUM

The following tables summarize the relevant financial data for Forum’s business and should be read in conjunction with “Forum’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and its audited and unaudited interim financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus.

Forum’s balance sheet data as of September 30, 2017 and statement of operations data for the nine months ended September 30, 2017 are derived from Forum’s unaudited financial statements included elsewhere in this proxy statement/prospectus. Forum’s balance sheet data as of December 31, 2016 and statement of operations data for the period from November 17, 2016 (inception) through December 31, 2016 are derived from Forum’s audited financial statements included elsewhere in this proxy statement/prospectus. Forum’s balance sheet data as of September 30, 2017 and statement of income data for the nine months ended September 30, 2017 and 2016 are derived from Forum’s unaudited financial statements included elsewhere in this proxy statement/prospectus. Forum’s balance sheet data as of December 31, 2016 and 2015 and statement of income data for the years ended December 31, 2016 and 2015 are derived from Forum’s audited financial statements included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following selected financial information in conjunction with each of C1’s and Forum’s consolidated financial statements and related notes and “Forum’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein.

	Nine Months Ended September 30, 2017	For the Period from November 17, 2016 (inception) through December 31, 2016
	(in thousands, except share and per share data)
Revenue	$—	$—
Loss from operations	(235)	(2)
Interest income	732	—
Unrealized gain	7	—
Net income (loss)	335	(2)
Basic and diluted net loss per share	(0.04)	(0.00)
Weighted average shares outstanding excluding shares subject to possible redemption—basic and diluted	4,864,925	3,750,000

Balance Sheet Data:	As of September 30, 2017	As of December 31, 2016
Working capital	$191	$9
Trust account	174,965	—
Total assets	175,380	38
Total liabilities	224	16
Value of common stock subject to redemption	170,156	—
Stockholders’ equity	5,000	23

SELECTED UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined balance sheet as of September 30, 2017 combines the historical consolidated balance sheet of C1 as of September 30, 2017 with the historical balance sheet of Forum as of September 30, 2017, giving effect to the Business Combination as if they had been consummated as of that date.

The following unaudited pro forma condensed combined income statement for the nine months ended September 30, 2017 combines the historical consolidated statement of income of C1 for the nine months ended September 30, 2017 with the historical consolidated statement of operations of Forum for the nine months ended September 30, 2017, giving effect to the Business Combination as if they had occurred as of the beginning of the earliest period presented. The following unaudited pro forma condensed combined income statement for the year ended December 31, 2016 combines the historical consolidated statement of income of C1 for the year ended December 31, 2016 with the historical statement of operations of Forum for the period from November 17, 2016 (inception) through December 31, 2016, giving effect to the Business Combination as if they had occurred as of the beginning of the earliest period presented.

The historical financial information of C1 was derived from the unaudited consolidated financial statements of C1 for the nine months ended September 30, 2017 and the audited consolidated financial statements of C1 for the year ended December 31, 2016, included elsewhere in this proxy statement/prospectus. The historical financial information of Forum was derived from the unaudited condensed financial statements of Forum for the nine months ended September 30, 2017 and the audited financial statements of Forum for the period from November 17, 2016 (inception) through December 31, 2016, included elsewhere in this proxy statement/prospectus. This information should be read together with C1’s and Forum’s audited and unaudited financial statements and related notes, “C1’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Forum’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable and are expected to have a continuing impact on the results of the combined company. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. C1 and Forum have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of Forum’s common stock:

•	Scenario 1—Assuming no redemptions into cash: This presentation assumes that no Forum stockholders exercise redemption rights with respect to their common stock upon consummation of the Business Combination; and

•	Scenario 2—Assuming redemptions of 17,250,000 shares of Forum common stock into cash: This presentation assumes that Forum stockholders exercise their redemption rights with respect to a maximum of 17,250,000 shares of common stock upon consummation of the Business Combination at a redemption price of approximately $10.13 per share. The maximum redemption amount is derived from the $125,000,000 closing cash required after giving effect to payments to redeeming stockholders.

	Nine Months Ended September 30, 2017
	C1	Forum	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues	$619,700	$—	$619,700	$619,700
Operating expenses	159,960	235	159,265	159,265
Operating income (loss)	22,043	(235)	22,738	22,738
Net (loss) income	(13,185)	335	(12,228)	(12,228)
Net (loss) income per common share—basic and diluted	(0.15)	(0.04)	(0.18)	(0.18)

	As of September 30, 2017
	(in thousands)
Balance Sheet Data:
Total current assets	$301,880	$415	$294,495	$294,495
Total assets	804,976	175,380	794,973	794,973
Total current liabilities	250,286	224	250,508	250,508
Total liabilities	805,265	224	805,487	805,487
Total stockholders’ equity (deficit)	(289)	5,000	(10,514)	(10,514)

	Year Ended December 31, 2016 (C1) and For the period from November 17, 2016 (inception) through December 31, 2016 (Forum)
	C1	Forum	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues	$815,609	$—	$815,609	$815,609
Operating expenses	$202,742	2	200,860	200,860
Operating income (loss)	46,502	(2)	48,384	48,384
Net income (loss)	8,349	(2)	11,016	11,016
Net income (loss) per common share—basic	0.09	(0.00)	0.16	0.16
Net income (loss) per common share—diluted	0.09	(0.00)	0.15	0.15

COMPARATIVE SHARE INFORMATION

The following table sets forth the per share data of Forum on a stand-alone basis and the unaudited pro forma condensed combined per share data for the year ended December 31, 2016 and the nine months ended September 30, 2017 after giving effect to the Business Combination, (1) assuming no Forum stockholders exercise redemption rights with respect to their common stock upon the consummation of the Business Combination; and (2) assuming that Forum stockholders exercise their redemption rights with respect to a maximum of 17,250,000 shares of common stock upon consummation of the Business Combination.

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of Forum and C1 and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited Forum and C1 pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Forum and C1 would have been had the companies been combined during the periods presented.

	C1	Forum	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
	(dollars in thousands, except share and per share amounts)
Nine Months Ended September 30, 2017
Net (loss) income	$(13,185)	$335	$(12,228)	$(12,228)
Stockholders’ equity (deficit)	(289)	5,000	(10,514)	(10,514)
Weighted average shares outstanding—basic and diluted		4,864,925	68,882,384	69,335,145
Basic and diluted net loss per share		(0.04)	(0.18)	(0.18)
Stockholders’ equity (deficit) per share—basic and diluted		1.03	(0.15)	(0.15)

Year Ended December 31, 2016 (C1) and For the period from November 17, 2016 (inception) through December 31, 2016 (Forum)
Net income (loss)	$8,349	$(2)	$11,016	$11,016
Weighted average shares outstanding—basic		3,750,000	69,577,720	69,577,720
Basic net income (loss) per share		(0.00)	0.16	0.16
Weighted average shares outstanding, diluted		3,750,000	71,377,720	71,377,720
Diluted net income (loss) per share		$(0.00)	$0.15	$0.15

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus.

Unless otherwise indicated or the context otherwise requires, references to the “Combined Entity” refer to Forum and its consolidated subsidiaries after giving effect to the Business Combination. References in this section to “Forum” and the “Company” refer to Forum Merger Corporation and references in this section to “C1” refer to C1 Investment Corp. and its subsidiaries.

Risks Factors Relating to C1

Risks Relating to C1’s Business and Industry

C1’s results of operations and ability to grow could be negatively affected if C1 cannot adapt and expand its technology offerings and services in response to ongoing market changes.

The collaboration and technology solutions business and markets are characterized by rapid technological change, evolving industry standards, changing client preferences, and new product and service introductions. C1’s success depends on its ability to continue to develop and implement technology offerings and services that anticipate or timely respond to rapid and continuing changes in technology and industry developments and offerings by new technology providers to serve the evolving needs of Forum’s clients. Examples of areas of significant change in the industry include cloud, software-defined infrastructure, virtualization, security, mobility, data analytics, and IoT, the continued shift from maintenance to managed services and ultimately to cloud-based services, as-a-service solutions, security, and information technology automation. In addition, enterprises are continuing to shift from on-premise, hardware infrastructure to software-centric hosted solutions. Technological developments such as these may materially affect the cost and use of technology and services by C1’s clients and could affect the nature of how C1’s revenue is generated. These technologies, and others that may emerge, could reduce and, over time, replace some of C1’s current business. In addition, clients may delay spending under existing contracts and engagements and may delay entering into new contracts while they evaluate new technologies. If C1 does not sufficiently invest in new technology, industry developments, and C1’s personnel, or evolve and expand its business at sufficient speed and scale, or if C1 does not make the right strategic investments to respond to these developments and successfully drive innovation, C1’s technology offerings and services, C1’s results of operations, and C1’s ability to develop and maintain a competitive advantage and to continue to grow could be negatively affected.

In addition, if C1 is unable to keep up with changes in technology and new hardware, software, and services offerings, for example, by providing the appropriate training to C1’s account managers, sales technology specialists, engineers, and consultants to enable them to effectively sell and deliver such new offerings to clients, C1’s business, results of operations, or financial condition could be adversely affected.

C1’s business depends on its technology partner relationships and the availability of their products.

C1 has relationships with over 100 technology partners, including Avaya, Cisco, Dell, IBM, Interactive Intelligence, and Microsoft. C1’s business depends on the sale and installation of a variety of hardware and software it purchases for resale from technology partners, which include original equipment manufacturers, or OEMs, software publishers, and wholesale distributors. C1 is authorized by its technology partners to sell all or some of their technology offerings via direct marketing activities. C1’s authorization with each technology partner is subject to specific terms and conditions regarding but not limited to, sales channel restrictions, product return privileges, price protection policies, purchase discounts, and technology partner programs and funding, including purchase rebates, sales volume rebates, purchasing incentives, and cooperative advertising reimbursements. However, C1 does not have long-term contracts with many of its technology partners and many of these arrangements are terminable upon notice by either party. Material changes to the agreements with C1’s technology partners, including changes to purchase discounts and rebate programs, or C1’s failure to timely react to such changes, could have an adverse effect on its business, results of operations, or financial condition.

The priorities and objectives of its partners may differ from C1. As most of C1’s relationships are non-exclusive, C1’s partners are not prohibited from competing with C1 or forming closer or preferred arrangements with C1’s competitors. From time to time, technology partners may terminate or limit C1’s right to sell some or all of their technology offerings or change the terms and conditions or reduce or discontinue the incentives that they offer C1. For example, there is no assurance that, as C1’s technology partners continue to sell directly to customers and through resellers, they will not limit or curtail the availability of their products to solutions providers like C1. Any such termination or limitation or the implementation of such changes could have a negative impact on C1’s business, results of operations, or financial condition.

Although C1 purchases from a diverse vendor base, in 2016, products manufactured by Avaya and Cisco represented 30% and 29%, respectively, of C1’s technology offerings revenue. The loss of, or change in business relationship with, either of these or any other key technology partners, the diminished availability or quality of their products, or backlogs for their products leading to manufacturer allocation, could reduce the supply and increase the cost of products C1 sells and negatively impacts C1’s competitive position. In addition, C1 relies on one distributor that supplies a significant portion of C1’s Avaya products and the termination of this distributor relationship could negatively impact C1’s business.

In addition, C1’s success is dependent on its ability to develop relationships with and sell hardware, software, and services from new emerging vendors, including vendors that C1’s has not historically represented in the marketplace. To the extent that a vendor’s offering that is highly in demand is not available to C1 to provide in one or more client channels, and there is not a competitive offering from another vendor that C1 is authorized to sell in such client channels, or C1 is unable to develop relationships with new technology providers or companies that C1 has not historically represented, Forum’s business, results of operations, or financial condition could be adversely impacted.

In addition, the termination of key technology partner relationships as a result of the sale, spin-off, combination, bankruptcy, or other similar circumstances of any of C1’s technology partners and/or certain of their business units, including any such sale to or combination with a vendor with whom C1 does not currently have a commercial relationship or whose products C1 does not sell, could have an adverse impact on C1’s business, results of operations, or financial condition.

In particular, Avaya, which was C1’s largest vendor as a percentage of C1’s technology offerings revenue in 2015 and 2016, filed for reorganization under Chapter 11 in January 2017 and filed its preliminary plan of reorganization in April 2017. As a result of Avaya’s restructuring, new or existing clients may elect to delay purchasing decisions with respect to Avaya technology offerings or may choose to replace existing Avaya technology offerings with the technology offerings of other vendors. Although C1 has partner relationships with a diverse vendor base, new or existing clients may elect to purchase such alternative technology offerings from a provider other than C1 or such alternative technology offerings may have lower margins. Delays in customer purchasing decisions, or an election by C1’s clients to purchase alternative technology offerings from C1 or from other providers, could result in lower revenues and gross profits or margins or otherwise have an adverse effect on C1’s business, although C1 cannot estimate the impact at this time.

If C1 is unable to expand or renew sales to existing clients, or attract new clients, C1’s growth could be slower than it expects and its business may be harmed.

C1’s future growth depends upon expanding sales and renewals of C1’s technology offerings and services with existing clients. C1’s clients may not purchase C1’s technology offerings and services, or C1’s clients may reduce their purchasing volumes, if C1 does not demonstrate the value proposition for their investment, and C1 may not be able to replace existing clients with new clients. In addition, C1’s clients may not renew their contracts with C1 on the same terms, or at all, because of dissatisfaction with C1’s service. If C1’s clients do not renew their contracts, C1’s revenue may grow more slowly than expected, may not grow at all, or may decline.

Additionally, increasing incremental sales to C1’s current client base may require increasingly sophisticated and costly sales efforts that are targeted at senior management. C1 plans to continue expanding its sales efforts but it may be unable to hire qualified sales personnel, may be unable to successfully train those sales personnel that C1 is able to hire, and sales personnel may not become fully productive on the timelines that it has projected, or at all. Additionally, although C1 dedicates significant resources to sales and marketing programs, these sales and marketing programs may not have the desired effect and may not expand sales. C1 cannot assure you that its efforts will increase sales to existing clients or additional revenue. If C1’s efforts to upsell to its clients are not successful, its future growth may be limited.

C1’s ability to achieve significant growth in revenue in the future will also depend upon its ability to attract new clients. This may be particularly challenging where an organization has already invested substantial personnel and financial resources to integrate competing technology offerings and services into its business, as such organization may be reluctant or unwilling to invest in new technology offerings and services. If C1 fails to attract new clients and maintain and expand those client relationships, its revenue may grow more slowly than expected and its business may be harmed.

Demand for C1’s technology offerings and services could be adversely affected by volatile, negative, or uncertain economic conditions and the effects of these conditions on C1’s clients’ businesses.

C1’s revenue and profitability depend on the demand for its technology offerings and services, which could be negatively affected by numerous factors, many of which are beyond C1’s control. Volatile, negative, or uncertain economic conditions affect C1’s clients’ businesses and the markets C1 serves. Such economic conditions in C1’s markets have undermined, and could in the future undermine, business confidence in C1’s markets and cause C1’s clients to reduce or defer their spending on new technology offerings and services, or may result in clients reducing, delaying or eliminating spending under existing contracts with C1, which would negatively affect C1’s business. Growth in the markets C1 serves could be at a slow rate, or could stagnate or contract, in each case for an extended period of time. Ongoing economic volatility and uncertainty and changing demand patterns affect C1’s business in a number of other ways, including making it more difficult to accurately forecast client demand and effectively build C1’s revenue and resource plans.

Economic volatility and uncertainty is particularly challenging because it may take some time for the effects and changes in demand patterns resulting from these and other factors to manifest themselves in C1’s business and results of operations. Changing demand patterns from economic volatility and uncertainty could have a significant negative impact on C1’s business, results of operations, or financial condition.

Substantial competition could reduce C1’s market share and significantly harm its financial performance.

C1’s current competition includes:

•	in-house IT departments;

•	global service providers and integrators;

•	local and regional providers;

•	resellers; and

•	equipment manufacturers.

C1 expects the competitive landscape in which it competes to continue to change as new technologies are developed. While innovation can help its business as it creates new offerings for C1 to sell and provide complementary services, it can also disrupt C1’s business model and create new and stronger competitors. For instance, while cloud-based solutions present an opportunity for C1, cloud-based solutions and technologies that deliver technology solutions as a service could increase the amount of sales directly to clients rather than through solutions providers like C1, or could reduce the amount of hardware C1 sells, leading to a reduction in C1’s technology offerings revenue and/or profitability. In addition, some of C1’s hardware and software technology partners sell, and could intensify their efforts to sell, their products directly to C1’s clients. Moreover, traditional OEMs have increased their services capabilities through mergers and acquisitions with service providers, which could potentially increase competition in the market to provide comprehensive technology solutions to clients. If any of these trends becomes more prevalent, it could adversely affect C1’s business, results of operations, or financial condition.

C1 focuses on offering a high level of service to gain new clients and retain existing clients. To the extent C1 faces increased competition to gain and retain clients, C1 may be required to reduce prices, increase advertising expenditures, or take other actions that could adversely affect its business, results of operations, or financial condition. Additionally, some of its competitors may reduce their prices in an attempt to stimulate sales, which may require C1 to reduce prices. This would require C1 to sell a greater number of products and services to achieve the same level of revenue and gross profit. If such a reduction in prices occurs and C1 is unable to attract new clients and sell increased quantities of products and services, C1’s sales growth and profitability could be adversely affected.

C1’s future results will depend on its ability to continue to focus its resources and manage costs effectively.

C1 is continually implementing productivity measures and focusing on measures intended to further improve cost efficiency. C1 may be unable to realize all expected cost savings in connection with these efforts within the expected time frame, or at all, and it may incur additional and/or unexpected costs to realize them. Further, C1 may not be able to sustain any achieved savings in the future. Future results will depend on the success of these efforts.

If C1 is unable to control costs, it may incur losses, which could decrease its operating margins and significantly reduce or eliminate its profits. C1’s future profitability will depend on its ability to manage costs or increase productivity. An inability to effectively manage costs could adversely impact C1’s business, results of operations, or financial condition.

C1’s profitability could suffer if C1 is not able to manage large and complex projects and complete fixed-price, fixed-timeframe contracts on budget and on time.

C1’s profitability and operating results are dependent on the scale of its projects and the prices it is able to charge for its technology offerings and services. C1 performs a significant portion of its work through fixed-price contracts, in which it assumes full control of the project team and manage all facets of execution. As a significant portion of C1’s projects are on a fixed-price model, it may be unable to accurately estimate the appropriate project price and successfully manage such projects. Although C1 uses specified technical processes and its past experience to reduce the risks associated with estimating, planning, and performing fixed-price and fixed-timeframe projects, C1 faces the risk of cost overruns, completion delays, and wage inflation in connection with these projects. If C1 fails to accurately estimate the resources or time required for a project or future rates of wage inflation, or if C1 fails to perform contractual obligations within the contractual timeframe, C1’s profitability could suffer.

The challenges of managing larger and more complex projects include:

•	maintaining high-quality control and process execution standards;

•	maintaining planned resource utilization rates on a consistent basis;

•	maintaining productivity levels and implementing necessary process improvements;

•	controlling project costs;

•	maintaining close client contact and high levels of client satisfaction;

•	recruiting and retaining sufficient numbers of skilled IT professionals; and

•	maintaining effective client relationships.

In addition, large and complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain C1 for additional stages or may cancel or delay additional planned engagements. Such cancellations or delays may make it difficult to plan C1’s project resource requirements, and may result in lower profitability levels than C1 anticipated upon commencing engagements.

C1’s investments in new services and technologies may not be successful.

C1 continues to invest in new services and technologies, including cloud, software-defined infrastructure, virtualization, security, mobility, data analytics, and IoT. The complexity of these solutions, C1’s learning curve in developing and supporting them, and significant competition in the markets for these solutions could make it difficult for C1 to market and implement these solutions successfully. Additionally, there is a risk that C1’s clients may not adopt these solutions widely, which would prevent C1 from realizing expected returns on these investments. Even if these solutions are successful in the market, they still rely on third-party hardware and software and C1’s ability to meet stringent service levels. If C1 is unable to deploy these solutions successfully or profitably, it could adversely impact its business, results of operations, or financial condition.

If C1 loses any of its key personnel, or is unable to attract and retain the talent required for its business, C1’s business could be disrupted and its financial performance could suffer.

C1’s success is heavily dependent upon its ability to attract, develop, engage, and retain key personnel to manage and grow its business, including C1’s key executive, management, sales, services, and technical personnel.

C1’s future success will depend to a significant extent on the efforts of C1’s executive officers, John A. McKenna, Jr., C1’s President, Chief Executive Officer and Chairman of the Board; John F. Lyons, C1’s President, ConvergeOne Enterprise; Paul K. Maier, C1’s President, ConvergeOne Solutions; and Jeffrey E. Nachbor, C1’s Chief Financial Officer, as well as the continued service and support of other key employees. C1’s future success also will depend on its ability to attract and retain highly skilled technology specialists, engineers, and consultants, for whom the market is extremely competitive.

C1’s inability to attract, develop, and retain key personnel could have an adverse effect on its relationships with its technology partners and clients and adversely affect C1’s ability to expand its offerings of technology offerings and services. Moreover, C1’s inability to train its sales, services, and technical personnel effectively to meet the rapidly changing technology needs of its clients could cause a decrease in the overall quality and efficiency of such personnel. Such consequences could adversely affect C1’s business, results of operations, or financial condition.

C1’s ability to attract and retain business and personnel may depend on its reputation in the marketplace.

C1 believes its brand name and its reputation in the marketplace are important corporate assets that help distinguish C1’s technology offerings and services from those of competitors and also contribute to C1’s ability to recruit and retain talented personnel, in particular its engineers and consulting professionals. However, C1’s corporate reputation is potentially susceptible to material damage by events such as disputes with clients, cybersecurity breaches, service outages, internal control deficiencies, delivery failures, or compliance violations. Similarly, C1’s reputation could be damaged by actions or statements of current or former clients, directors, employees, competitors, vendors, partners, C1’s joint ventures or joint venture partners, adversaries in legal proceedings, legislators, or government regulators, as well as members of the investment community or the media. There is a risk that negative information about C1, even if based on rumor or misunderstanding, could adversely affect its business. Damage to C1’s reputation could be difficult, expensive and time-consuming to repair, could make potential or existing clients reluctant to select C1 for new engagements, resulting in a loss of business, and could adversely affect C1’s recruitment and retention efforts. Damage to C1’s reputation could also reduce the value and effectiveness of C1’s brand name and could reduce investor confidence in C1, adversely affecting the Combined Entity’s share price.

C1 has experienced rapid internal growth as well as growth through acquisitions in recent periods. If C1 fails to manage its growth effectively, or its business does not grow as expected, C1’s operating results may suffer.

C1’s headcount and operations have grown substantially. C1 had approximately 2,001 employees as of September 30, 2017, as compared with approximately 1,092 employees as of September 30, 2015. This growth has placed, and will continue to place, a significant strain on C1’s operational, financial, and management infrastructure. C1 anticipates further increases in headcount will be required to support increases in its technology offerings and continued expansion. To manage this growth effectively, C1 must continue to improve its operational, financial, and management systems and controls by, among other things:

•	effectively attracting, training, and integrating a large number of new employees, particularly technical personnel and members of C1’s management and sales teams;

•	further improving C1’s key business systems, processes, and information technology infrastructure to support C1’s business needs;

•	enhancing C1’s information and communication systems to ensure that C1’s employees are well-coordinated and can effectively communicate with each other and C1’s clients; and

•	improving C1’s internal control over financial reporting and disclosure controls and procedures to ensure timely and accurate reporting of C1’s operational and financial results.

If C1 fails to manage its expansion or implement C1’s new systems, or if C1 fails to implement improvements or maintain effective internal controls and procedures, C1’s costs and expenses may increase more than expected and C1 may not expand its client base, increase renewal rates, enhance its existing applications, develop new applications, satisfy its clients, respond to competitive pressures, or otherwise execute its business plan. If C1 is unable to manage its growth, C1’s operating results likely will be harmed.

Future acquisitions could disrupt C1’s business and may divert management’s attention, and if unsuccessful, harm C1’s business.

C1 may choose to expand by making additional acquisitions that could be material to its business. C1 has in the past made several acquisitions of complementary businesses, including acquisitions in 2017 of RGTS, Strategic Products and Services and Annese & Associates, Inc. and in 2015 of SIGMAnet, MSN Communications, and Sunturn. Acquisitions involve many risks, including the following:

•	an acquisition may negatively affect C1’s results of operations and financial condition because it may require C1 to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose C1 to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

•	C1 may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel, or operations of any company that it acquires, particularly if key personnel of the acquired company decide not to work for C1;

•	an acquisition may disrupt its ongoing business, divert resources, increase C1’s expenses, or distract its management;

•	an acquisition may result in a delay or reduction of client purchases for both C1 and the company it acquired due to client uncertainty about continuity and effectiveness of service from either company;

•	C1 may encounter difficulties in, or may be unable to, successfully sell any acquired technology offerings or services;

•	an acquisition may involve the entry into geographic or business markets in which C1 has little or no prior experience or where competitors have stronger market positions;

•	the challenges inherent in effectively managing an increased number of employees in diverse locations;

•	the potential strain on its financial and managerial controls and reporting systems and procedures;

•	the potential known and unknown liabilities associated with an acquired company;

•	C1’s use of cash to pay for acquisitions would limit other potential uses for its cash;

•	if C1 incurs additional debt to fund such acquisitions, such debt may subject C1 to additional material restrictions on its ability to conduct its business as well as additional financial maintenance covenants;

•	the risk of impairment charges related to potential write-downs of acquired assets or goodwill in future acquisitions;

•	to the extent that C1 issues a significant amount of equity or equity-linked securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease; and

•	managing the varying intellectual property protection strategies and other activities of an acquired company.

C1 may not succeed in addressing these or other risks or any other problems encountered in connection with the integration of any acquired business. The inability to integrate successfully the business, technologies, products, personnel, or operations of any acquired business, or any significant delay in achieving integration, could harm its business, results of operations, or financial condition.

C1 may not be able to recognize revenue in the period in which its services are performed, which may cause C1’s margins to fluctuate.

C1’s services are performed under both time-and-material and fixed-price contract arrangements. All revenue is recognized pursuant to applicable accounting standards. C1 recognizes revenue from professional services, which includes the design, configuration, installation, and integration of business communication and data systems, as the services are performed and all obligations have been substantially met. C1’s failure to meet all the obligations, or otherwise meet a client’s expectations, may result in C1 having to record the cost related to the performance of services in the period that services were rendered, but delay the timing of revenue recognition to a future period in which all obligations have been met.

C1 may experience quarterly fluctuations in its operating results due to a number of factors, which makes its future results difficult to predict and could cause its operating results to fall below expectations.

C1’s quarterly operating results have fluctuated in the past and C1 expects them to fluctuate in the future due to a variety of factors, many of which are outside of C1’s control. As a result, C1’s past results may not be indicative of its future performance, and comparing C1’s operating results on a period-to-period basis may not be meaningful. In addition to the other risks described herein, factors that may affect C1’s quarterly operating results include:

•	changes in spending on collaboration and technology offerings and services by C1’s current or prospective clients;

•	pricing C1’s technology offerings and services effectively so that C1 is able to attract and retain clients without compromising its operating results;

•	attracting new clients and increasing C1’s existing clients’ use of C1’s technology offerings and services;

•	the mix between wholesale and retail maintenance new contracts and renewals;

•	client renewal rates and the amounts for which agreements are renewed;

•	seasonality and its effect on client demand;

•	awareness of C1’s brand;

•	changes in the competitive dynamics of C1’s market, including consolidation among competitors or clients and the introduction of new technologies and technology enhancements;

•	changes to the commission plans, quotas, and other compensation-related metrics for C1’s sales representatives;

•	the amount and timing of payment for operating expenses, particularly sales and marketing expense;

•	C1’s ability to manage its existing business and future growth, domestically and internationally;

•	unforeseen costs and expenses related to the expansion of C1’s business, operations, and infrastructure, including disruptions in C1’s hosting network infrastructure and privacy and data security; and

•	general economic and political conditions in C1’s domestic and international markets.

C1 may not be able to accurately forecast the amount and mix of future technology offerings and services, size or duration of contracts, revenue, and expenses and, as a result, C1’s operating results may fall below its estimates.

C1 could be held liable for damages or its reputation could suffer from security breaches or disclosure of confidential information or personal data.

C1 is dependent on IT networks and systems to process, transmit, and securely store electronic information and to communicate among its locations and with its clients. Through C1’s cloud technology offerings, C1 processes, transmits, and stores electronic information of its clients. Security breaches of this infrastructure could lead to shutdowns or disruptions of C1’s systems and potential loss or unauthorized disclosure of confidential information or data, including personal data. In addition, many of C1’s engagements involve projects that are critical to the operations of C1’s clients’ businesses. The theft and/or unauthorized use or publication of C1’s, or C1’s clients’, confidential information or other proprietary business information as a result of such an incident could adversely affect C1’s competitive position and reduce marketplace acceptance of C1’s services. Any failure in the networks or computer systems used by C1 or its clients could result in a claim for substantial damages against C1 and significant reputational harm, regardless of C1’s responsibility for the failure.

In addition, C1 often has access to or are required to manage, utilize, collect, and store sensitive or confidential client or employee data, including personal data. As a result, C1 is subject to numerous U.S. and non-U.S. laws and regulations designed to protect this information, such as the European Union Directive on Data Protection and various U.S. federal and state laws governing the protection of personal data. If any person, including any of C1’s employees, negligently disregards or intentionally breaches controls or procedures with which C1 is responsible for complying with respect to such data, or otherwise mismanages or misappropriates that data, or if unauthorized access to or disclosure of data in C1’s possession or control occurs, C1 could be subject to liability and penalties in connection with any violation of applicable privacy laws and/or criminal prosecution, as well as significant liability to C1’s clients or C1’s clients’ customers for breaching contractual confidentiality and security provisions or privacy laws. These risks will increase as C1 continues to grow its cloud-based offerings and services and store and process increasingly large amounts of C1’s clients’ confidential information and data and host or manage parts of C1’s clients’ businesses, especially in industries involving particularly sensitive data such as the financial services industry and the healthcare industry. The loss or unauthorized disclosure of sensitive or confidential client or employee data, including personal data, whether through breach of computer systems, systems failure, employee negligence, fraud or misappropriation, or otherwise, could damage C1’s reputation and cause it to lose clients. Similarly, unauthorized access to or through C1’s information systems and networks or those C1 develops or manages for its clients, whether by C1’s employees or third parties, could result in negative publicity, legal liability, and damage to C1’s reputation, which could in turn harm C1’s business, results of operations, or financial condition.

If C1 causes disruptions in its clients’ businesses or provides inadequate service, C1’s clients may have claims for substantial damages against C1, which could cause C1 to lose clients, have a negative effect on C1’s corporate reputation, and adversely affect its results of operations.

If C1 makes errors in the course of delivering services to its clients or fails to consistently meet its service level obligations or other service requirements of C1’s clients, these errors or failures could disrupt C1’s client’s business, which could result in a reduction in its revenue or a claim for substantial damages against C1. In addition, a failure or inability by C1 to meet a contractual requirement could subject C1 to penalties, cause C1 to lose clients or damage C1’s brand or corporate reputation, and limit C1’s ability to attract new business.

The services C1 provides are often critical to C1’s clients’ businesses. Certain of C1’s client contracts require C1 to comply with security obligations including maintaining network security and backup data, ensuring C1’s network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with C1’s clients by conducting background checks. Any failure in a client’s system, failure of C1’s data center, cloud or other offerings, or breach of security relating to the services C1 provides to the client could damage C1’s reputation or result in a claim for substantial damages against C1. Any significant failure of C1’s equipment or systems, or any major disruption to basic infrastructure in the locations in which C1 operates, such as power and telecommunications, could impede C1’s ability to provide services to C1’s clients, have a negative impact on C1’s reputation, cause C1 to lose clients, and adversely affect its results of operations.

Under C1’s client contracts, C1’s liability for breach of its obligations is in some cases limited pursuant to the terms of the contract. Such limitations may be unenforceable or otherwise may not protect it from liability for damages. In addition, certain liabilities, such as claims of third parties for which C1 may be required to indemnify its clients, are generally not limited under C1’s contracts. The successful assertion of one or more large claims against C1 in amounts greater than those covered by C1’s current insurance policies could harm C1’s business, results of operations, or financial condition. Even if such assertions against it are unsuccessful, C1 may incur reputational harm and substantial legal fees.

The length and unpredictability of the sales cycle for C1’s technology offerings and services could delay new sales and cause C1’s revenue and cash flows for any given quarter to fail to meet C1’s projections or market expectations.

The sales cycle between C1’s initial contact with a potential client and the signing of a contract to provide technology offerings and services varies. As a result of the variability and length of the sales cycle, C1 has a limited ability to forecast the timing of sales. A delay in or failure to complete transactions could harm C1’s business and financial results, and could cause C1’s financial results to vary significantly from quarter to quarter. C1’s sales cycle varies widely, reflecting differences in C1’s potential clients’ decision-making processes, procurement requirements, and budget cycles, and is subject to significant risks over which C1 has little or no control, including:

•	C1’s clients’ budgetary constraints and priorities;

•	the timing of C1’s clients’ budget cycles; and

•	the length and timing of clients’ approval processes.

Reliance on shipments at the end of the quarter could cause C1’s revenue for the applicable period to fall below expected levels. C1’s profitability depends, in part, on the volume of technology offerings and services sold, and C1 may be unable to achieve increases in its profit margins in the future.

As a result of client purchasing patterns and the efforts of C1’s client engagement team to meet or exceed their performance objectives, C1 has historically generated a substantial portion of revenue during the last few weeks of each quarter. If expected revenue at the end of any quarter is delayed for any reason, including the failure of anticipated purchase orders to materialize, its inability to ship and demonstrate clients’ receipt of products prior to quarter-end to fulfill purchase orders received near the end of the quarter, its failure to manage inventory to meet demand, its inability to release new products on schedule, or any failure of its systems related to order review and processing, C1’s revenue for that quarter could fall below Forum’s expectations, which could adversely impact C1’s business, results of operations, or financial condition.

Seasonality may cause fluctuations in C1’s revenue and profitability.

C1 believes there are significant seasonal factors that cause C1 to record higher revenue in some quarters compared to others. C1 believes this variability is largely due to its clients’ and technology partners’ fiscal year ends, as well as budgetary and spending patterns of its clients. For example, C1 has historically generated a higher portion of its sales in the second half of each year, at which point its cost of revenue and commission expense increases relative to any increase in revenue. The increased cost of revenue and commission expense, and other impacts of seasonality, may affect profitability in a given quarter. C1’s growth rate may have made seasonal fluctuations more difficult to detect. If C1’s growth rate slows over time, seasonal or cyclical variations in C1’s operations may become more pronounced, and C1’s business, results of operations, or financial position may be adversely affected.

C1’s work with government clients exposes C1 to additional risks inherent in the government contracting environment.

C1 provides IT services to various government agencies, including federal, state, and local government entities. For 2016, approximately 7% of C1’s total revenue was derived from sales to federal, state, and local governments. While C1’s sales to public sector clients are diversified across various agencies and departments, changes in law, regulation, or the political climate, or an across-the-board change in government spending policies, including budget cuts at the federal level, could result in C1’s public sector clients reducing their purchases and terminating their service contracts, which could adversely impact C1’s business, results of operations, or financial condition.

Furthermore, C1 derives a substantial portion of its government contracts revenue from contracts awarded through competitive procurement processes, which can impose substantial costs upon C1 to prepare for and participate in competitions. Moreover, there is no assurance that C1’s proposal will be selected for any future opportunity and even where C1 is awarded a contract, the award may be subject to protest by competitors, which may require the contracting agency or department to suspend C1’s performance pending the outcome of the protest.

In addition, government contracts often contain additional audit rights, termination for convenience provisions, compliance, and disclosure obligations, and are subject to heightened reputational and contractual risks compared to contracts with commercial clients, including the risk of False Claims Act prosecutions and/or suspensions or debarment proceedings. The additional obligations and risks could affect not only C1’s business with the particular government entities involved, but also C1’s business with other entities of the same or other governmental bodies or with certain commercial clients, and could adversely impact C1’s business, results of operations, or financial condition.

C1’s technology offerings and services could infringe upon the intellectual property rights of others or C1 might lose its ability to utilize the intellectual property of others.

C1 cannot be sure that its brand, technology offerings, and services, including, for example, the software solutions of others that C1 offers to its clients, do not infringe on the intellectual property rights of third parties, and these third parties could claim that C1 or its clients are infringing upon their intellectual property rights. These claims could harm C1’s reputation, cause C1 to incur substantial costs or prevent the Company from offering some services or solutions in the future, or require C1 to rebrand. Any related proceedings could require C1 to expend significant resources over an extended period of time. In most of C1’s contracts, C1 agrees to indemnify its clients for expenses and liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities could be greater than the revenue C1 receives from the client. Any claims or litigation in this area, regardless of merit, could be time-consuming and costly, damage C1’s reputation, and/or require C1 to incur additional costs to obtain the right to continue to offer a service or solution to its clients. If C1 cannot secure this right at all or on reasonable terms, or, alternatively, substitute a non-infringing technology, C1’s business, results of operations, or financial condition could be harmed. Similarly, if C1 is unsuccessful in defending a trademark claim, C1 could be forced to re-brand, which could harm its business, results of operations, or financial condition. Additionally, in recent years, individuals and firms have purchased intellectual property assets where their sole or primary purpose is to assert claims of infringement against technology providers and clients that use such technology. Any such action naming C1 or its clients could be costly to defend or lead to an expensive settlement or judgment against C1 Moreover, such an action could result in an injunction being ordered against C1’s client or C1’s own services or operations, causing further damages.

If C1 is unable to protect its intellectual property rights from unauthorized use or infringement by third parties, its business could be adversely affected.

C1’s success depends, in part, upon its ability to protect its proprietary methodologies and other intellectual property. Existing laws offer only limited protection of C1’s intellectual property rights, and the protection in some countries in which C1 operates or may operate in the future may be very limited. C1 relies upon a combination of confidentiality policies, nondisclosure and other contractual arrangements, and trade secret, copyright, and trademark laws to protect its intellectual property rights. These laws are subject to change at any time and could further limit its ability to protect its intellectual property. There is uncertainty concerning the scope of available intellectual property protection for software and business methods, which are fields in which C1 relies on intellectual property laws to protect its rights. The validity and enforceability of any intellectual property right C1 obtains may be challenged by others and, to the extent it has enforceable intellectual property rights, those intellectual property rights may not prevent competitors from reverse engineering its proprietary information or independently developing technology offerings and services similar to or duplicative of C1. Further, the steps C1 takes in this regard might not be adequate to prevent or deter infringement or other misappropriation of its intellectual property by competitors, former employees or other third parties, and C1 might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, its intellectual property rights. Enforcing C1’s rights might also require considerable time, money, and oversight, and C1 may not be successful in enforcing its rights.

If C1 is unable to collect its receivables from, or bill its unbilled services to, its clients, its business, results of operations, or financial condition could be adversely affected.

C1’s business depends on its ability to successfully obtain payment from its clients of the amounts they owe C1 for technology offerings sold or services performed. C1 typically evaluates the financial condition of its clients and usually bills and collects on relatively short cycles. C1 maintains allowances against receivables and unbilled services. Actual losses on client balances could differ from those that C1 currently anticipate and, as a result, C1 might need to adjust its allowances. There is no guarantee that C1 will accurately assess the creditworthiness of its clients. Macroeconomic conditions could also result in financial difficulties for C1’s clients, including limited access to the credit markets, insolvency, or bankruptcy, and, as a result, could cause clients to delay payments to C1, request modifications to their payment arrangements that could increase C1’s receivables balance, or default on their payment obligations to C1. See “—C1’s business depends on its technology partner relationships and the availability of their products.” Timely collection of client balances also depends on C1’s ability to complete its contractual commitments and bill and collect its contracted revenue. If C1 is unable to meet its contractual requirements, it might experience delays in collection of and/or be unable to collect its client balances, and if this occurs, C1’s business, results of operations, or financial condition could be adversely affected. In addition, if C1 experiences an increase in the time to bill and collect for its services, C1’s cash flows could be adversely affected.

Increased costs of labor and employee health and welfare benefits may adversely impact C1’s results of operations.

Given C1’s large number of employees, labor-related costs represent a significant portion of its expenses. Salaries, wages, benefits, commissions, and other labor compensation costs excluding bonus and payroll tax for its full-time employees amounted to $176.4 million in 2016, which represented approximately 71% of its selling, general and administrative expenses and approximately 10% of its cost of revenue. An increase in labor costs, for example, as a result of increased competition for skilled labor, or employee benefit costs, such as health care costs or otherwise, could adversely impact C1’s business, results of operations, or financial condition.

C1 relies on third-party companies to perform certain of its obligations to clients, which could impact its business if not performed.

C1 delivers and manages mission-critical software, systems and network solutions for its clients. C1 also offers certain services, such as implementation, installation, and deployment services, to its clients through various third-party providers who are engaged to perform these services on C1’s behalf. C1 is also required, as a component of some of its contracts with its OEM partners, to utilize their engineers as part of its solutions. In addition, C1 supports approximately 90 multinational clients through its Aura and Unified Comms alliances, offering access to more than 50 IT service providers in 50 countries and enabling it to offer its managed services internationally. If C1 or its third-party services providers, including its alliance service providers, fail to provide high-quality services to its clients, or if such services result in a disruption of C1’s clients’ businesses, it could be subject to legal claims, proceedings, and liability.

The interruption of the flow of products from suppliers could disrupt C1’s supply chain.

A significant portion of the products C1 sells are manufactured or purchased by its technology partners outside of the United States, primarily in Asia. Political, social, or economic instability in Asia, or in other regions in which its technology partners purchase or manufacture the products C1 sells, could cause disruptions in trade, including exports to the United States. Other events that could also cause disruptions to C1’s supply chain include:

•	the imposition of additional trade law provisions or regulations or changes to existing trade laws provisions or regulations;

•	the imposition of additional duties, tariffs, and other charges on imports and exports;

•	foreign currency fluctuations;

•	natural disasters or other adverse occurrences at, or affecting, any of C1’s suppliers’ facilities;

•	restrictions on the transfer of funds;

•	the financial instability or bankruptcy of manufacturers; and

•	significant labor disputes, such as strikes.

C1 cannot predict whether the countries in which the products it sells are purchased or manufactured, or may be purchased or manufactured in the future, will be subject to new or additional trade restrictions or sanctions imposed by the U.S. or foreign governments, including the likelihood, type or effect of any such restrictions. Trade restrictions, including new or increased tariffs or quotas, embargoes, sanctions, safeguards, and customs restrictions against the products C1 sells, as well as foreign labor strikes and work stoppages or boycotts, could increase the cost or reduce the supply of product available to C1 and adversely affect C1’s business, results of operations, or financial condition. In addition, C1’s exports are subject to regulations and noncompliance with these requirements could have a negative effect on its business, results of operations, or financial condition.

C1’s global operations are subject to complex risks, some of which might be beyond its control.

C1’s clients have operations across South America, Europe, Australia, and Asia. Although international revenue currently represents a small portion of its business, C1’s revenue from clients outside of the United States may expand in the future as C1 expands its international presence. As a result, C1 may be subject to risks inherently associated with international operations, including risks associated with foreign currency exchange rate fluctuations, difficulties in enforcing intellectual property and/or contractual rights, the burdens of complying with a wide variety of foreign laws and regulations, potentially adverse tax consequences, tariffs, quotas, and other barriers, potential difficulties in collecting accounts receivable, international hostilities, terrorism, and natural disasters. Expansion of international operations also increases the likelihood of potential or actual violations of domestic and international anticorruption laws, such as the Foreign Corrupt Practices Act, or of U.S. and international export control and sanctions regulations. C1 may also face difficulties integrating any new facilities in different countries into its existing operations, as well as integrating employees that it hires in different countries into its existing corporate culture. If C1 is unable to manage the risks of its global operations, its business, results of operations, or financial condition could be adversely affected.

Changes in accounting rules could adversely affect C1’s future financial results.

C1 prepares its financial statements in conformity with generally accepted accounting principles (“U.S. GAAP” or GAAP”). These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the SEC, the American Institute of Certified Public Accountants, and various other bodies formed to interpret and create appropriate accounting policies. Technology offerings and services, and the manner in which they are bundled, are technologically complex and the characterization of these technology offerings and services requires judgment to apply revenue recognition policies. Any mischaracterization of these technology offerings and services could result in misapplication of revenue recognition policies. Future periodic assessments required by current or new accounting standards may result in non-cash changes and/or changes in presentation or disclosure. In addition, any change in accounting standards may influence C1’s clients’ decision to purchase from C1 or to finance transactions with C1, which could adversely impact C1’s business, results of operations, or financial condition.

Risks Related to C1’s Indebtedness

C1 faces risks related to its substantial indebtedness.

As of September 30, 2017, C1 had total outstanding debt of $519.6 million. C1’s substantial leverage could adversely affect its ability to raise additional capital to fund its operations, limit its ability to react to changes in the economy or its industry, expose C1 to interest rate risk associated with its variable rate debt, and prevent C1 from meeting its obligations under its credit facilities. C1’s substantial indebtedness could have important consequences to C1, including:

•	making it more difficult for C1 to satisfy its obligations with respect to its debt, and any failure to comply with the obligations under its debt instruments, including restrictive covenants, could result in an event of default under the agreements governing its indebtedness increasing its vulnerability to general economic and industry conditions;

•	reducing the benefits C1 expects to receive from its recent and any future acquisition transactions;

•	requiring a substantial portion of C1’s cash flow from operations to be dedicated to the payment of principal and interest on its debt, thereby reducing its ability to use its cash flow to fund its operations, capital expenditures, selling and marketing efforts, product development, future business opportunities, and other purposes;

•	exposing C1 to the risk of increased interest rates as substantially all of its borrowings are at variable rates;

•	restricting C1 from making strategic acquisitions and from pursuing certain business opportunities;

•	limiting C1’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes; and

•	limiting C1’s flexibility and ability to plan for, or adjust to, changing market conditions and placing it at a competitive disadvantage compared to its competitors who may be less highly leveraged.

The occurrence of any one of these events could have an adverse effect on C1’s business, results of operations, financial condition, and ability to satisfy its obligations under its indebtedness.

Despite C1’s high indebtedness level, C1 and its subsidiaries may still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with its substantial indebtedness.

C1 and its subsidiaries may be able to incur substantial additional indebtedness in the future. Although the agreements governing C1’s indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial.

C1’s debt agreements impose significant operating and financial restrictions on C1 and its subsidiaries that may prevent C1 from pursuing certain business opportunities and restrict its ability to operate its business.

The credit agreements governing C1’s credit facilities contain covenants that restrict C1 and its subsidiaries’ ability to take various actions, such as:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	engage in mergers or consolidations;

•	sell assets, including sale and leaseback transactions;

•	make fundamental changes;

•	pay dividends and distributions or repurchase its capital stock;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	make changes in the nature of its business and organizational documents; and

•	make prepayments of junior debt.

The restrictions in the credit agreements governing C1’s credit facilities also limit its ability to plan for or react to market conditions, meet capital needs, or otherwise restrict its activities or business plans and adversely affect its ability to finance its operations, enter into acquisitions or to engage in other business activities that could be in its interest.

To service C1’s indebtedness and other cash needs, C1 requires a significant amount of cash. C1’s ability to generate cash depends on many factors beyond its control.

C1’s ability to satisfy its debt obligations and to fund any planned capital expenditures, dividends, and other cash needs will depend in part upon the future financial and operating performance of its subsidiaries and upon its ability to renew or refinance borrowings. C1 cannot assure you that its business will generate cash flow from operations, or that it will be able to draw under its revolving credit facilities or otherwise, in an amount sufficient to fund its liquidity needs, including the payment of principal and interest on its indebtedness. Prevailing economic conditions and financial, business, competitive, legislative, regulatory, and other factors, many of which are beyond its control, will affect its ability to make these payments.

If C1 is unable to make payments, refinance its debt or obtain new financing under these circumstances, it may consider other options, including:

•	sales of assets;

•	sales of equity;

•	reduction or delay of capital expenditures, strategic acquisitions, investments, and alliances; or

•	negotiations with its lenders to restructure the applicable debt.

These alternative measures may not be successful and may not permit C1 to meet its scheduled debt service obligations. C1’s ability to restructure or refinance its debt will depend on the condition of the capital markets and its financial condition at such time. Any refinancing of C1’s debt could be at higher interest rates and may require C1 to comply with more onerous covenants, which could further restrict its business operations. In addition, the terms of the credit agreements governing the credit facilities may restrict C1 from adopting some of these alternatives. In the absence of sufficient cash flow from operating results and other resources, C1 could face substantial liquidity problems and could be required to dispose of material assets or operations to meet its debt service and other obligations. C1 may not be able to consummate those dispositions for fair market value, or at all. Furthermore, any proceeds that C1 could realize from any such dispositions may not be adequate to meet its debt service obligations then due. C1’s inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, could adversely impact its business, results of operation, and financial condition.

Any decline in the ratings of C1’s corporate credit could adversely affect its ability to access capital.

Any decline in the ratings of C1’s corporate credit or any indications from the rating agencies that their ratings on its corporate credit are under surveillance or review with possible negative implications could adversely impact its ability to access capital.

C1 is subject to fluctuations in interest rates.

Borrowings under C1’s credit facilities are subject to variable rates of interest and expose C1 to interest rate risk. For example, assuming the revolving portion of C1’s credit facilities is fully drawn along with the outstanding term loan balance as of September 30, 2017, on a pro forma basis, each 0.5% change in assumed blended interest rates would result in an approximately $3.3 million change in annual interest expense on indebtedness. At present, C1 does not have any existing interest rate swap agreements, which involve the exchange of floating for fixed rate interest payments to reduce interest rate volatility. However, C1 may decide to enter into such swaps in the future. If C1 does, it may not maintain interest rate swaps with respect to all of its variable rate indebtedness and any swaps C1 enters into may not fully mitigate its interest rate risk, may prove disadvantageous, or may create additional risks.

Risks Related to Forum and the Business Combination

Forum has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. If Forum is unable to consummate a business combination, including the Business Combination, its public stockholders may be forced to wait more than 24 months before receiving distributions from the Trust Account.

Forum is a development stage blank check company, and as it has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. Forum has until April 12, 2019 to complete a business combination. Forum has no obligation to return funds to investors prior to such date unless (i) it consummates a business combination prior thereto or (ii) it seeks to amend its Charter prior to consummation of a business combination, and only then in cases where investors have sought to convert or sell their shares to Forum. Only after the expiration of this full time period will public security holders be entitled to distributions from the Trust Account if Forum is unable to complete a business combination. Accordingly, investors’ funds may be unavailable to them until after such date and to liquidate their investment, public security holders may be forced to sell their Public Shares, Rights or Warrants, potentially at a loss. In addition if Forum fails to complete an initial business combination by April 12, 2019, there will be no redemption rights or liquidating distributions with respect to the Rights and Warrants, which will expire worthless, unless Forum amends its Charter to extend its life and certain other agreements it has entered into.

Forum’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern.”

As of September 30, 2017, Forum had $174,964,734 in cash held in trust and a working capital of $191,300. Further, Forum has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans, including the Business Combination. Forum cannot assure you that its plans to raise capital or to consummate an initial business combination, including the Business Combination, will be successful. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from its inability to consummate the Business Combination or its inability to continue as a going concern.

Following the consummation of the Business Combination, Forum’s only significant asset will be ownership of 100% of C1 and such ownership may not be sufficient to pay dividends or make distributions or loans to enable it to pay any dividends on its Common Stock.

Following the consummation of the Business Combination, Forum will have no direct operations and no significant assets other than the ownership of 100% of C1. Forum will depend on C1 for distributions, loans and other payments to generate the funds necessary to meet Forum’s financial obligations, including Forum’s expenses as a publicly traded company, and to pay any dividends with respect to its Common Stock. In addition, there are legal and contractual restrictions in agreements governing current and future indebtedness of C1, as well as the financial condition and operating requirements of C1. The earnings from, or other available assets of, C1, may not be sufficient to pay dividends or make distributions or loans to enable Forum to pay any dividends on its Common Stock or satisfy its other financial obligations.

Subsequent to the consummation of the Business Combination, Forum may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Forum has conducted due diligence on C1, Forum cannot assure you that this diligence revealed all material issues that may be present in C1’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Forum’s and C1’s control will not later arise. As a result, Forum may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if Forum’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Forum’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on Forum’s liquidity, the fact that Forum reports charges of this nature could contribute to negative market perceptions about the Combined Entity’s or Forum’s securities. In addition, charges of this nature may cause Forum to be unable to obtain future financing on favorable terms or at all.

The Sponsor has agreed to vote in favor of such initial business combination, regardless of how Forum’s public stockholders vote.

Unlike some other blank check companies in which the initial stockholders agree to vote their founders shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the holders of the Founders Shares and Placement Shares have agreed (i) to vote any such shares in favor of any proposed business combination, including the Business Combination, (ii) not to convert any such shares in connection with a stockholder vote to approve a proposed initial business combination, and (iii) not to sell any such shares to Forum in a tender offer in connection with any proposed business combination. As a result, Forum would need only 6,071,251, or approximately 27.2%, of the 22,357,500 Forum Common Stock to be voted in favor of the Business Combination in order to have the Business Combination approved (assuming that the 172,500 Representative Shares held by EBC are voted in favor of the Business Combination). Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsor agreed to vote its Founders Shares and Placement Shares in accordance with the majority of the votes cast by Forum’s public stockholders.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what Forum’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Forum’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

If third parties bring claims against Forum, the proceeds held in trust could be reduced and the per-share redemption price received by stockholders may be less than $10.10.

Forum’s placing of funds in trust may not protect those funds from third party claims against Forum. Although Forum will seek to have all vendors and service providers Forum engages and prospective target businesses Forum negotiates with execute agreements with Forum waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Forum’s public stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with Forum, they may seek recourse against the Trust Account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of Forum’s public stockholders. If Forum is unable to complete a business combination and distribute the proceeds held in trust to Forum’s public stockholders, the Sponsor has agreed (subject to certain exceptions described elsewhere in this proxy statement/prospectus) that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.10 per share by the claims of target businesses or claims of vendors or other entities that are owed money by Forum for services rendered or contracted for or products sold to Forum’s. However, it may not be able to meet such obligation. Therefore, the per-share distribution from the Trust Account may be less than $10.10, plus interest, due to such claims.

Additionally, if Forum is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Forum’s which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Forum’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Forum’s stockholders. To the extent any bankruptcy claims deplete the Trust Account,

Forum may not be able to return to Forum’s public stockholders at least $10.10. The Sponsor may not have sufficient funds to satisfy its indemnity obligations, as its only assets are securities of Forum. Forum has not asked the Sponsor to reserve for such indemnification obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Forum’s initial business combination, including the Business Combination, and redemptions could be reduced to less than $10.10 per Public Share.

Forum’s stockholders may be held liable for claims by third parties against Forum to the extent of distributions received by them.

Forum’s Charter provides that it will continue in existence only until April 12, 2019. If Forum has not completed a business combination by such date, Forum will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account net of interest that may be used by Forum to pay its franchise and income taxes payable and up to $100,000 for dissolution expenses, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Forum’s remaining stockholders and Forum’s board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to Forum’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

If Forum is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Forum which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Forum’s stockholders. Furthermore, because Forum intends to distribute the proceeds held in the Public Shares to Forum’s public stockholders promptly after expiration of the time Forum has to complete an initial business combination, this may be viewed or interpreted as giving preference to Forum’s public stockholders over any potential creditors with respect to access to or distributions from Forum’s assets. Furthermore, Forum’s board of directors may be viewed as having breached their fiduciary duties to Forum’s creditors and/or may have acted in bad faith, and thereby exposing itself and Forum to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Forum cannot assure you that claims will not be brought against it for these reasons.

Neither Forum nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration in the event that any of the representations and warranties made by C1 in the Merger Agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties made by C1 and Forum to each other in the Merger Agreement will not survive the consummation of the Business Combination. As a result, Forum and its stockholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration if any representation or warranty made by C1 in the Merger Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, Forum would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

If Forum does not file and maintain a current and effective prospectus relating to the Class A Common Stock issuable upon exercise of the Warrants, holders will only be able to exercise such Warrants on a “cashless basis.”

If Forum does not file and maintain a current and effective prospectus relating to the Class A Common Stock issuable upon exercise of the Warrants at the time that holders wish to exercise such Warrants, they will only be able to exercise them on a “cashless basis” provided that an exemption from registration is available. As a result, the number of shares of Class A Common Stock that holders will receive upon exercise of the Warrants will be fewer than it would have been had such holder exercised his Warrant for cash. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their Warrants for cash if a current and effective prospectus relating to the Class A Common Stock issuable upon exercise of the Warrants is available. Under the terms of the warrant agreement, Forum has agreed to use its best efforts to meet these conditions and to file and maintain a current and effective prospectus relating to the Class A Common Stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, Forum cannot assure you that it will be able to do so. If Forum is unable to do so, the potential “upside” of the holder’s investment in Forum may be reduced or the Warrants may expire worthless.

Even if Forum consummates the Business Combination, there is no guarantee that the Warrants will ever be in the money, and they may expire worthless and the terms of Warrants may be amended.

The exercise price for the Warrants is $11.50 per share of Class A Common Stock. There is no guarantee that the Public Warrants will ever be in the money prior to their expiration, and as such, the Warrants may expire worthless.

In addition, Forum’s Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Forum. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Warrants to make any other change. Accordingly, Forum may amend the terms of the Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Warrants approve of such amendment. Although Forum’s ability to amend the terms of the Warrants with the consent of at least 50% of the then outstanding Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, shorten the exercise period or decrease the number of shares and their respective affiliates and associates have of Common Stock purchasable upon exercise of a Warrant.

Forum may amend the terms of the Rights in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then outstanding Rights.

The Rights are issued in registered form under a right agreement between Continental Stock Transfer & Trust Company, as rights agent, and Forum. The right agreement provides that the terms of the Rights may be amended without the consent of any holder to cure any ambiguity or correct any defective provision. The right agreement requires the approval by the holders of at least 50% of the then outstanding Rights in order to make any change that adversely affects the interests of the registered holders.

Forum has no obligation to net cash settle the Rights or Warrants.

In no event will Forum have any obligation to net cash settle the Rights or Warrants. Furthermore, there are no contractual penalties for failure to deliver securities to the holders of the Rights or Warrants upon consummation of an initial business combination, including the Business Combination, or exercise of the Warrants. Accordingly, the Rights and Warrants may expire worthless.

Forum’s ability to successfully effect the Business Combination and to be successful thereafter will be totally dependent upon the efforts of its key personnel, including C1’s key personnel, all of whom are expected to join Forum following the Business Combination. While Forum intends to closely scrutinize any individuals it engages after the Business Combination, it cannot assure you that its assessment of these individuals will prove to be correct.

Forum’s ability to successfully effect the Business Combination is dependent upon the efforts of Forum’s key personnel, including key personnel of C1. Although Forum expects all of such key personnel to remain with C1 following the Business Combination, it is possible that Forum will lose some key personnel, the loss of which could negatively impact the operations and profitability of the Combined Entity. While Forum intends to closely scrutinize any individuals it engages after the Business Combination, it cannot assure you that its assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company which could cause Forum to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect its operations.

Forum’s Sponsor, directors and officers have interests in the Business Combination which may be different from or in addition to (and which may conflict with) the interests of its stockholders.

Forum’s Sponsor, officers and directors and their respective affiliates and associates have interests in and arising from the Business Combination that are different from or in addition to (and which may conflict with) the interests of Forum’s public stockholders, which may result in a conflict of interest. These interests include:

•	unless Forum consummates an initial business combination, Forum’s officers, directors and sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

•	as a condition to the Forum IPO, all of the Founders Shares were placed into an escrow account and would be released from escrow only if specified conditions were met. In particular, subject to certain limited exceptions, all Founders Shares would be held in escrow for one year following the consummation of an initial business combination. However, 50% of the Founders Shares could be released from escrow immediately if the Forum Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period after the date of the consummation of an initial business combination. In connection with the Business Combination, Forum, the Sponsor, C1, and Clearlake entered into the Sponsor Earnout Letter and Amendment to Escrow Agreement, which amends the Escrow Agreement dated April 6, 2017, by and among the Sponsor, Forum and Continental Stock Transfer & Trust Company, to release all of the Founders Shares held by the Sponsor from escrow to enable: (a) cancellation of 1,078,125 Founders Shares immediately upon consummation of the Business Combination, (b) subjecting 2,156,250 Founders Shares to forfeiture in the event the earnout provisions of the Merger Agreement are not met by C1 and a 180-day lock-up period and (c) release of 1,078,125 Founders Shares from escrow immediately upon consummation of the Business Combination;

•	the Placement Units, including the Placement Shares, Placement Rights and Placement Warrants, purchased by the Sponsor will be worthless if a business combination is not consummated;

•	the Sponsor has agreed that the Placement Units, and all of their underlying securities, will not be sold or transferred by it until 30 days after Forum has completed a business combination, subject to limited exceptions;

•	the fact that Sponsor paid an aggregate of $25,000 for its Founders Shares and such securities will have a significantly higher value at the time of the Business Combination;

•	the fact that Sponsor has agreed not to redeem any of the Founders Shares and Placement Shares in connection with a stockholder vote to approve a proposed initial business combination;

•	if Forum does not complete an initial business combination by April 12, 2019, the proceeds from the sale of the Placement Units will be included in the liquidating distribution to Forum’s public stockholders and the Placement Rights and the Placement Warrants will expire worthless; and

•	if the Trust Account is liquidated, including in the event Forum is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Forum to ensure that the proceeds in the Trust Account are not reduced below $10.10 per Public Share, by the claims of prospective target businesses with which Forum has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Forum, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

A market for Forum’s securities may not continue, which would adversely affect the liquidity and price of its securities.

Following the Business Combination, the price of Forum’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for Forum’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of Forum’s securities after the Business Combination can vary due to general economic conditions and forecasts, Forum’s general business condition and the release of Forum’s financial reports. Additionally, if Forum’s securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of Forum’s securities may be more limited than if Forum were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

There can be no assurance that Forum will be able to comply with the continued listing standards of Nasdaq.

Forum Common Stock, Units, Warrants and Rights are listed on Nasdaq. Forum’s continued eligibility for listing may depend on the number of its shares that are redeemed. If, after the Business Combination, Nasdaq delists Forum’s securities from trading on its exchange for failure to meet the listing standards, Forum and its stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for Forum’s securities;

•	a determination that Forum Common Stock is a “penny stock” which will require brokers trading in its Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Forum Common Stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of Forum’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Forum’s securities prior to the Closing may decline. The market values of Forum’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which Forum’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of Forum’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for C1’s stock and trading in the shares of Forum Common Stock has not been active. Accordingly, the valuation ascribed to C1 and Forum Common Stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for Forum’s securities develops and continues, the trading price of Forum’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Forum’s control. Any of the factors listed below could have a material adverse effect on your investment in Forum’s securities and Forum’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Forum’s securities may not recover and may experience a further decline.

Factors affecting the trading price of the Combined Entity’s securities following the Business Combination may include:

•	actual or anticipated fluctuations in the Combined Entity’s quarterly financial results or the quarterly financial results of companies perceived to be similar to the Combined Entity’s;

•	changes in the market’s expectations about the Combined Entity’s operating results;

•	success of competitors;

•	the Combined Entity’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning the Combined Entity or the market in general;

•	operating and stock price performance of other companies that investors deem comparable to the Combined Entity;

•	the Combined Entity’s ability to market new and enhanced services and products on a timely basis;

•	changes in laws and regulations affecting the Combined Entity’s business;

•	commencement of, or involvement in, litigation involving the Combined Entity;

•	changes in the Combined Entity’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of the Combined Entity’s securities available for public sale;

•	any major change in the board or management;

•	sales of substantial amounts of Common Stock by Forum’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of the Combined Entity’s securities irrespective of its operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of the Combined Entity’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Combined Entity could depress the Combined Entity’s stock price regardless of the Combined Entity’s business, prospects, financial conditions or results of operations. A decline in the market price of the Combined Entity’s securities also could adversely affect the Combined Entity’s ability to issue additional securities and the Combined Entity’s ability to obtain additional financing in the future.

Following the Business Combination, if securities or industry analysts do not publish or cease publishing research or reports about the Combined Entity, its business, or its market, or if they change their recommendations regarding the Combined Entity’s securities adversely, the price and trading volume of the Combined Entity’s securities could decline.

The trading market for the Combined Entity’s securities will be influenced by the research and reports that industry or securities analysts may publish about Forum, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on Forum or the Combined Entity. If no securities or industry analysts commence coverage of the Combined Entity, Forum’s stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover the Combined Entity change their recommendation regarding Forum’s stock adversely, or provide more favorable relative recommendations about Forum’s competitors, the price of the Combined Entity’s securities would likely decline. If any analyst who may cover the Combined Entity were to cease coverage of the Combined Entity or fail to regularly publish reports on it, Forum could lose visibility in the financial markets, which could cause its stock price or trading volume to decline.

The future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of the Combined Entity’s common stock.

Sales of a substantial number of shares of the Combined Entity’s common stock in the public market could occur at any time. If the Combined Entity’s stockholders sell, or the market perceives that the Combined Entity’s stockholders intend to sell, substantial amounts of the Combined Entity’s common stock in the public market, the market price of the Combined Entity’s common stock could decline.

The holders of the Founders Shares, Placement Units (and their underlying securities), any Units that may be issued to Forum’s Sponsor, officers, directors or their affiliates upon conversion of working capital loans made to Forum (and their underlying securities) and the Representative Shares issued to EBC and/or its designees are entitled to make a demand that Forum register the resale of their securities and a majority of such holders are entitled to make up to three demands that Forum register such securities. Notwithstanding anything herein to the contrary, EBC and/or its designees may only make a demand registration (i) on one occasion and (ii) during the five year period beginning on the effective date of the registration statement relating to the Forum IPO. The holders of the majority of the Founders Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of Common Stock are to be released from escrow. The holders of a majority of the Placement Units or Units issued to Forum’s Sponsor, officers, directors or their affiliates in payment of working capital loans made to Forum (in each case, including the underlying securities) can elect to exercise these registration rights at any time after Forum consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to Forum’s consummation of a business combination. Notwithstanding anything herein to the contrary, EBC and/or its designees may participate in a “piggy-back” registration during the seven year period beginning on the effective date of the registration statement relating to the Forum IPO. The presence of these additional shares of Class A Common Stock trading in the public market may have an adverse effect on the market price of the Combined Entity’s securities.

Warrants will become exercisable for Forum Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to Forum stockholders.

Forum issued Public Warrants to purchase 8,625,000 shares of Common Stock as part of the Forum IPO and in connection with the Forum IPO, Forum issued an aggregate of 311,250 Placement Warrants as part of the Placement Units to the Sponsor. Each whole Warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share. To the extent such Warrants are exercised, additional shares of Forum Common Stock will be issued, which will result in dilution to the then existing holders of Common Stock of the Forum and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Forum Common Stock.

Forum’s public stockholders may experience dilution as a consequence of, among other transactions, the issuance of Common Stock as consideration in the Business Combination and the Pipe Investment. Having a minority share position may reduce the influence that Forum’s current stockholders have on the management of the Combined Entity.

It is anticipated that, upon the closing of the Business Combination, Forum’s public stockholders (other than the PIPE Investment investors) will retain an ownership interest of approximately 27.5% in the Combined Entity, the PIPE Investment investors will own approximately 25.8% of the Combined Entity (such that public stockholders, including PIPE Investment investors, will own approximately 53.3% of the Combined Entity), the Sponsor and EBC will retain an ownership interest of approximately 2.5% in the Combined Entity and the C1 Equityholders will own approximately 44.1% of the outstanding common stock of the Combined Entity.

These relative percentages assume the automatic conversion of 17,872,500 Rights into approximately 1,787,250 shares of Class A Common Stock at the Closing. The ownership percentage with respect to the Combined Entity following the Business Combination does not take into account (i) the redemption of any shares by Forum’s public stockholders or (ii) the exercise of UPO and Warrants outstanding following the

Business Combination. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by the Company’s existing stockholders in the Combined Entity will be different.

Forum may redeem the unexpired Warrants prior to their exercise at a time that is disadvantageous to Warrant holders, thereby making their Warrants worthless.

Forum has the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the last reported sales price of the Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date Forum sends the notice of redemption to the Warrant holders. If and when the Warrants become redeemable by Forum, Forum may exercise its redemption right even if Forum is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants could force you (i) to exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of your Warrants. None of the Placement Warrants and warrants underlying the units issuable upon conversion of working capital loan will be redeemable by Forum so long as they are held by their initial purchasers or their permitted transferees.

Anti-takeover provisions contained in the proposed amended and restated certificate of incorporation and proposed amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The Amended Charter will contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. Forum is also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for Forum’s securities. These provisions are described in the Section titled “Post-Merger Charter Amendment Proposal.”

Activities taken by Forum’s affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of approval of the Business Combination Proposal and the other Proposals and may affect the market price of the Forum’s securities.

Forum’s Sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions either prior to or following the consummation of the Business Combination. None of Forum’s Sponsor, directors, officers, advisors or their affiliates will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although none of Forum’s Sponsor, directors, officers, advisors or their affiliates currently anticipate paying any premium purchase price for such Public Shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by Forum’s Sponsor, directors, officers, advisors or their affiliates, or the price such parties may pay.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such Proposals would be approved. If the market does not view the Business Combination positively, purchases of Public Shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of Forum’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of Forum’s securities.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of Public Shares by Forum or the persons described above have been entered into with any such investor or holder. Forum will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect Forum’s business, investments and results of operations.

Forum is subject to laws, regulations and rules enacted by national, regional and local governments. In particular, Forum is required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on Forum’s business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on Forum’s business and results of operations.

Risks Related to the Redemption

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of 20.0% or more of Forum Common Stock issued in the Forum IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares of 20.0% or more of Forum Common Stock issued in the Forum IPO.

A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, of 20% or more of the shares of Common Stock included in the Units sold in the Forum IPO. Forum refers to such shares in excess of an aggregation of 20% or more of the shares sold in the Forum IPO as “Unredeemable Shares.” In order to determine whether a stockholder is acting in concert or as a group with another stockholder, Forum will require each public stockholder seeking to exercise redemption rights to certify to Forum whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to Forum at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which Forum makes the above-referenced determination. Your inability to redeem any Unredeemable Shares will reduce your influence over Forum’s ability to consummate the Business Combination and you could suffer a material loss on your investment in Forum if you sell Unredeemable Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Unredeemable Shares if Forum consummates the Business Combination. As a result, in order to dispose of such shares, you would be required to sell your stock in open market transactions, potentially at a loss. Notwithstanding the foregoing, stockholders may challenge Forum’s determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

There is no guarantee that a stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

Forum can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including this Business Combination, may cause an increase in Forum’s share price, and may result in a lower value realized now than a stockholder of Forum might realize in the future had the stockholder redeemed their shares. Similarly, if a stockholder does not redeem their shares, the stockholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/

prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If Forum’s stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Forum Common Stock for a pro rata portion of the funds held in the Trust Account.

Holders of Public Shares are required to affirmatively vote either for or against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In addition, in order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to Forum’s transfer agent at least two (2) business days prior to the Special Meeting. Stockholders electing to redeem their shares will receive their pro rata portion the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay the Company’s franchise and income taxes, calculated as of two (2) business days prior to the anticipated consummation of the Business Combination. See the section entitled “Special Meeting of Forum Stockholders—Redemption Rights” for additional information on how to exercise your redemption rights.

Forum’s stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline.

Forum’s public stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things as fully described in the section titled “Special Meeting of Forum Stockholders—Redemption Rights,” tender their certificates to Forum’s transfer agent or deliver their shares to the transfer agent electronically through the DTC at least two business days prior to the Special Meeting. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and Forum’s transfer agent will need to act to facilitate this request. It is Forum’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Forum does not have any control over this process or over the brokers, which Forum refers to as “DTC,” it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

The ability to execute Forum’s strategic plan could be negatively impacted to the extent a significant number of stockholders choose to redeem their shares in connection with the Business Combination.

In the event the aggregate cash consideration Forum would be required to pay for all shares of Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Merger Agreement exceeds the aggregate amount of cash available to Forum, the Company may be required to increase the financial leverage Forum’s business would have to support. This may negatively impact Forum’s ability to execute on its own future strategic plan.

Risks Related to the Combined Entity and the Business Combination

The Combined Entity may be a “controlled company” within the meaning of the applicable rules of Nasdaq and, as a result, may qualify for exemptions from certain corporate governance requirements. If the Combined Entity relies on these exemptions, its stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon the Closing, depending on the number of shares of Common Stock redeemed by Forum’s public stockholders a fund managed by Clearlake Capital Group, L.P. (“Clearlake”) may control a majority of the voting power of the Combined Entity’s outstanding common shares. As a result, the Combined Entity may be a “controlled company” within the meaning of the Nasdaq Stock Market corporate governance requirements.

Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:

•	that a majority of the board of directors consists of independent directors;

•	for an annual performance evaluation of the nominating and corporate governance and compensation committees;

•	that the Combined Entity has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that the Combined Entity has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

If available, the Combined Entity intends to use these exemptions and may continue to use all or some of these exemptions in the future. As a result, the Combined Entity’s stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq Stock Market corporate governance requirements.

Clearlake will have a significant degree of control of the Combined Entity and its interests may conflict with Combined Entity’s or yours in the future.

Upon the Closing, investment funds associated with or designated by Clearlake will have a significant degree of control over the election of the members of the Combined Entity’s board of directors and thereby may control the Combined Entity’s policies and operations, including the appointment of management, future issuances of the Combined Entity’s common stock or other securities, the payment of dividends, if any, on the Combined Entity’s common stock, the incurrence or modification of debt by the Combined Entity, amendments to the Combined Entity’s amended and restated certificate of incorporation and amended and restated bylaws, and the entering into of extraordinary transactions, and its interests may not in all cases be aligned with your interests. In addition, Clearlake may have an interest in pursuing acquisitions, divestitures, and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, Clearlake could cause the Combined Entity to make acquisitions that increase the Combined Entity’s indebtedness. Clearlake may direct the Combined Entity to make significant changes to the Combined Entity’s business operations and strategy, including with respect to, among other things, sales of assets, employee headcount levels, and initiatives to reduce costs and expenses.

So long as Clearlake continues to own a significant amount of the outstanding shares of the Combined Entity’s common stock, even if such amount is less than 50%, Clearlake will continue to be able to strongly influence or effectively control the Combined Entity’s decisions. In addition, so long as Clearlake continues to maintain this ownership, it will be able effectively to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control or a change in the composition of the Combined Entity’s board of directors and could preclude any unsolicited acquisition of the Combined Entity. The concentration of ownership could deprive the stockholders of the Combined Entity of an opportunity to receive a premium for the Combined Entity’s shares of common stock as part of a sale of the Combined Entity.

The Combined Entity’s amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between the Combined Entity and its stockholders, which could limit the Combined Entity’s stockholders’ ability to obtain a favorable judicial forum for disputes with the Combined Entity or its directors, officers, or employees.

The Combined Entity’s amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for:

•	any derivative action or proceeding brought on its behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against the Combined Entity arising under the Delaware General Corporation Law, the Combined Entity’s amended and restated certificate of incorporation, or the Combined Entity’s amended and restated bylaws; and

•	any action asserting a claim against the Combined Entity that is governed by the internal-affairs doctrine.

The Combined Entity’s amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Combined Entity or its directors, officers, or other employees, which may discourage lawsuits against the Combined Entity and its directors, officers, and other employees. If a court were to find either exclusive-forum provision in the Combined Entity’s amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, it may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm the Combined Entity’s business.

If the Business Combination does not qualify as a tax-free reorganization under Section 368(a) of the Code, C1 Stockholders may incur a substantially greater U.S. federal income tax liability as a result of the Business Combination.

Forum and C1 anticipate that the U.S. holders of Company Stock generally will not recognize taxable gain or loss as a result of the Business Combination, except to the extent of cash or other property (other than Forum Common Stock) received. However, neither Forum nor C1 has requested, or intends to request, an opinion of tax counsel or a ruling from the Internal Revenue Service (the “IRS”) with respect to the tax consequences of the Business Combination and there can be no assurance that the companies’ position would be sustained by a court if challenged by the IRS. Accordingly, if the IRS or a court determines that the Business Combination does not qualify as a reorganization under Section 368(a) of the Code and is therefore fully taxable for U.S. federal income tax purposes, C1 Stockholders generally would recognize taxable gain or loss on their receipt of Total Consideration in connection with the Business Combination. For a more complete discussion of U.S. federal income tax consequences of the Business Combination, see the section titled “Certain Material U.S. Federal Income Tax Considerations of the Business Combination to U.S. Holders of Company Stock.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. Forward-looking statements provide Forum’s current expectations or forecasts of future events. Forward-looking statements include statements about Forum’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus include, but are not limited to, statements about Forum’s:

•	benefits from the Business Combination;

•	ability to complete an initial business combination, including the Business Combination;

•	future financial performance following the Business Combination;

•	success in retaining or recruiting, or changes required in, our officers, key employees or directors following an initial business combination;

•	officers and directors allocating their time to other businesses and potentially having conflicts of interest with Forum’s business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

•	public securities’ potential liquidity and trading;

•	use of proceeds not held in the Trust Account or available to Forum from interest income on the Trust Account balance; and

•	impact from the outcome of any known and unknown litigation.

Forward-looking statements in this prospectus/proxy statement include, but are not limited to, statements about CI’s:

•	ability to grow and retain C1’s client base;

•	ability to provide effective client support and induce our clients to renew and upgrade the technology offerings and services C1 provides for them;

•	ability to expand C1’s sales organization to address effectively existing and new markets that it intends to target;

•	ability to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses;

•	expectations regarding future expenditures;

•	future mix of revenue and effect on gross margins;

•	attraction and retention of qualified employees and key personnel;

•	ability to compete effectively in a competitive industry;

•	ability to protect and enhance our corporate reputation and brand;

•	expectations concerning our relationships and actions with our technology partners and other third parties;

•	impact from future regulatory, judicial, and legislative changes in C1’s industry;

•	ability to locate and acquire complementary technologies or services and integrate those into C1’s business; and

•	future arrangements with, or investments in, other entities or associations.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that Forum or C1 “believes” and similar statements reflect such parities beliefs and opinions on the relevant subject. These statements are based upon information available to such party as of the date of this prospectus/proxy statement, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that either Forum or C1 has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause Forum’s actual results to differ include:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination;

•	the outcome of any legal proceedings that may be instituted against Forum, C1 or others following announcement of the Business Combination and the transactions contemplated therein;

•	the inability to complete the transactions contemplated by the Business Combination due to the failure to obtain approval of the stockholders of Forum or C1 or other conditions to closing in the Business Combination;

•	the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the Business Combination;

•	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of the Combined Entity to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

•	costs related to the proposed Business Combination;

•	the possibility that Forum or C1 may be adversely impacted by other economic, business, and/or competitive factors;

•	future exchange and interest rates; and

•	other risks and uncertainties indicated in this proxy statement/prospectus, including those under “Risk Factors” herein, and other filings that have been made or will be made with the SEC by Forum.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

Forum is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2017 combines the unaudited historical consolidated balance sheet of C1 as of September 30, 2017 with the unaudited historical condensed consolidated balance sheet of Forum as of September 30, 2017, giving effect to the Business Combination as if it had been consummated as of that date.

The following unaudited pro forma condensed combined income statement for the nine months ended September 30, 2017 combines the unaudited historical consolidated statement of income of C1 for the nine months ended September 30, 2017 with the unaudited historical condensed consolidated statement of operations of Forum for the nine months ended September 30, 2017, giving effect to the Business Combination as if it had occurred as of the beginning of the earliest period presented.

The following unaudited pro forma condensed combined income statement for the year ended December 31, 2016 combines the audited historical statement of income of C1 for the year ended December 31, 2016 with the audited historical statement of operations of Forum for the period from November 17, 2016 (inception) through December 31, 2016, giving effect to the Business Combination as if it had occurred as of the beginning of the earliest period presented.

The historical financial information of C1 was derived from the unaudited consolidated financial statements of C1 for the nine months ended September 30, 2017 and the audited consolidated financial statements of C1 for the year ended December 31, 2016, included elsewhere in this proxy statement/prospectus statement. The historical financial information of Forum was derived from the unaudited condensed financial statements of Forum for the nine months ended September 30, 2017 and the audited financial statements of Forum for the period from November 17, 2016 (inception) through December 31, 2016, included elsewhere in this proxy statement/prospectus. This information should be read together with C1’s and Forum’s audited and unaudited financial statements and related notes, “C1’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Forum’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Merger

Pursuant to the Merger Agreement, the aggregate consideration to be paid in the Business Combination will be equal to an amount equal to (i) the Enterprise Value, as defined in the Merger Agreement, minus (ii) the Closing Net Indebtedness, as defined in the Merger Agreement, (the “Merger Consideration”) plus the contingent right to receive additional consideration based on the performance of the Company, during the calendar years 2018, 2019 and 2020 (the “Earnout Consideration,” which together with the Merger Consideration, the “Total Consideration”). The Merger Consideration will be paid in the form of: (i) cash from Forum and/or the Target Companies in an amount equal to (A) the total cash and cash equivalents of Forum, including funds from the PIPE Investment and Backstop Investment and the remaining funds in the Trust Account, after giving effect to the completion of the Redemption (the “Forum Cash”), plus (B) the Closing Cash, as defined in the Merger Agreement, minus (C) $25,000,000; and (ii) a number of Forum Common Shares, valued at the Redemption Price, as defined in the Merger Agreement, per share, equal to the Merger Consideration less $25,000,000.

In connection with the Business Combination, Forum entered into subscription agreements with investors to purchase 17,959,375 shares of Class A Common Stock for an aggregate commitment amount of $143,675,000 subject to certain conditions, including that all conditions precedent to the closing of the Business Combination will have been satisfied or waived (other than those conditions are to be satisfied at closing) (the “Pipe Investment”).

The PIPE Investment was predicated on (i) the Sponsor’s agreement to cancel 1,078,125 Founder Shares immediately upon the Closing of the Business Combination; (ii) the Sponsor’s agreement to subject 2,156,250 Founder Shares to forfeiture in the event the earnout provisions of the Merger Agreement are not met by the Combined Entity; and (iii) C1’s agreement to reduce the Merger Consideration by 499,752 shares of Common Stock. In the aggregate, the expected beneficial ownership of the Sponsor and the C1 Equityholders at the Closing was reduced by 3,734,127 shares of Common Stock at an assumed value of $10.10 per share to incentivize the prospective investors to commit to the PIPE Investment. The result was the issuance of 14,225,248 incremental shares to the investors in the PIPE Investment for an aggregate purchase price of $143,675,000 (and an aggregate issuance of 17,959,375 shares to the investors in the PIPE Investment).

Accounting for the Merger

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Forum will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on C1 stockholders expecting to have a majority of the voting power of the combined company, C1 comprising the ongoing operations of the combined entity, C1 comprising a majority of the governing body of the combined company, and C1’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of C1 issuing stock for the net assets of Forum, accompanied by a recapitalization. The net assets of Forum will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of C1.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable and are expected to have a continuing impact on the results of the combined company. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. C1 and Forum have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of Forum’s Common Stock:

•	Scenario 1—Assuming no redemption into cash: This presentation assumes that no Forum stockholders exercise redemption rights with respect to their common stock upon consummation of the Business Combination; and

•	Scenario 2—Assuming redemptions of 17,250,000 shares of Forum Common Stock into cash: This presentation assumes that Forum stockholders exercise their redemption rights with respect to a maximum of 17,250,000 shares of Common Stock upon consummation of the Business Combination at a redemption price of approximately $10.13 per share. The maximum redemption amount is derived from the $125,000,000 closing cash required after giving effect to payments to redeeming stockholders.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial statements are 30,707,970 shares of Common Stock to be issued to C1 stockholders under Scenario 1 and 47,957,970 shares of Common Stock to be issued to C1 stockholders under Scenario 2.

As a result of the Business Combination, assuming no Forum stockholders elect to redeem their shares for cash, C1 will own approximately 44.1% of Forum Common Stock to be outstanding immediately after the Business Combination, Forum stockholders will own approximately 30.0% of Forum Common Stock and the PIPE investors will own approximately 25.8% of Forum Common Stock, based on the number of shares of Forum Common Stock outstanding as of September 30, 2017 (in each case, not giving effect to any shares issuable to them upon exercise of warrants). If 17,250,000 shares of Common Stock are redeemed for cash, which assumes the maximum redemption of Forum’s shares and providing for a minimum of $125,000,000 closing cash required after giving effect to payments to redeeming stockholders, C1 will own approximately 68.9%, Forum will own approximately 5.3% and the PIPE investors will own approximately 25.8% of Forum Common Stock to be outstanding immediately after the Business Combination (in each case, not giving effect to any shares issuable to them upon exercise of warrants).

PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 2017

(UNAUDITED)

(in thousands, except share amounts)

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(A) C1	(B) Forum	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Assets
Current assets:
Cash	$7,683	$337	$174,965	(1)
			(25,000)	(2)
			(2)	(4)
			143,675	(6)
			(303,243)	(7)
						$(174,743)	(5)
			1,805	(8)	$220	174,743	(7)	$220
Trade accounts receivable, less allowances	235,541	—	—		235,541	—		235,541
Inventories	23,101	—	—		23,101	—		23,101
Prepaid expenses	9,851	78	—		9,929	—		9,929
Deferred customer support contract costs	23,044	—	—		23,044	—		23,044
Prepaid expenses and other	2,660	—	—		2,660	—		2,660

Total Current Assets	301,880	415	(7,800)		294,495	—		294,495

Cash and marketable securities held in Trust Account	—	174,965	(174,965)	(1)	—	—		—
Goodwill	308,893		—		308,893	—		308,893
Finite-life intangibles, net	148,955		—		148,955	—		148,955
Property and equipment, net	41,830		—		41,830	—		41,830
Deferred customer support contracts, noncurrent	800		—		800	—		800
Deferred offering costs	2,618		(2,618)	(3)	—	—		—

Total Assets	$804,976	$175,380	$(185,383)		$794,973	$—		$794,973

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$142,007	$53	$—		$142,060	$—		$142,060
Advances from related parties	—	2	(2)	(4)	—	—		—
Income taxes payable	—	169	—		169	—		169
Current maturities of term debt	5,050	—	—		5,050	—		5,050
Customer deposits	19,316	—	—		19,316	—		19,316
Accrued compensation	17,281	—	—		17,281	—		17,281
Accrued other	17,107	—	—		17,107	—		17,107
Deferred revenue	49,525	—	—		49,525	—		49,525

Total Current Liabilities	250,286	224	(2)		250,508	—		250,508

Long-term debt, net	514,503	—	—		514,503	—		514,503
Deferred income taxes	33,850	—	—		33,850	—		33,850
Long term income tax payable	1,846	—	—		1,846	—		1,846
Deferred revenue and other long-term liabilities	4,780	—	—		4,780	—		4,780

Total Liabilities	805,265	224	(2)		805,487	—		805,487

Commitments and Contingencies
Common stock subject to redemption	—	170,156	(170,156)	(5)	—	—		—

Stockholders’ Equity (Deficit)
Common stock	10	1	2	(5)
			1	(6)		(2)	(5)
			(7)	(7)	7	2	(8)	7
Additional paid-in capital	12,693	4,666	(4,000)	(2)
			170,154	(5)
			143,674	(6)
			(302,903)	(7)		(174,741))	(5)
			4,616	(9)	28,900	174,741	(7)	28,900
Subscription receivable	(1,805)	—	1,805	(8)	—	—		—
(Accumulated deficit) Retained earnings	(11,187)	333	(21,000)	(2)
			(2,618)	(3)
			(333)	(7)
			(4,616)	(9)	(39,421)	—		(39,421)

Total Stockholders’ Equity (Deficit)	(289)	5,000	(15,225)		(10,514)	—		(10,514)

Total Liabilities and Stockholders’ Equity (Deficit)	$804,976	$175,380	$(185,383)		$794,973	$—		$794,973

Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet

(A)	Derived from the unaudited consolidated balance sheet of C1 as of September 30, 2017.

(B)	Derived from the unaudited condensed balance sheet of Forum as of September 30, 2017.

(1)	To reflect the release of cash from investments held in the trust account.

(2)	To reflect the payment of estimated legal, financial advisory and other professional fees related to the Business Combination, assumes that $4,000 of those fees are related to the capital raised and therefor offset equity raised.

(3)	To expense transaction related deferred offering costs of C1 as the planned offering will be abandoned upon Closing of the Business Combination.

(4)	To record repayment of advances from related parties.

(5)	In Scenario 1, which assumes no Forum stockholders exercise their redemption rights, the common stock subject to redemption into cash amounting to $170,156 would be transferred to permanent equity. In Scenario 2, which assumes the maximum number of shares are redeemed into cash by the Forum stockholders, $174,743 would be paid out in cash. The $174,743 or 17,250,000 shares of Common Stock, represents the maximum redemption amount providing for a minimum closing cash of $125,000 after giving effect to payments to redeeming stockholders based on a consummation of the Business Combination on September 30, 2017.

(6)	To reflect the PIPE Investment issuance of 17,959,375 shares of Class A Common Stock for proceeds of $143,675.

(7)	To reflect recapitalization of C1 through the contribution of all the share capital in C1 to Forum, the payment of $303,243 of cash consideration and the issuance of 30,707,970 shares of Common Stock (under scenario 1) or the payment of $128,500 of cash consideration and the issuance of 47,957,970 shares of Common Stock (under Scenario 2) and the elimination of the historical accumulated deficit of Forum, the accounting acquiree.

(8)	To reflect the payment for C1’s subscriptions receivable.

(9)	To record a one-time stock-based compensation expense for options vested upon consummation of the Business Combination. C1 expects to record post-combination compensation expense of $4,616 related to its decision to accelerate the unvested share-based awards of C1 in contemplation of the Merger. This amount is excluded from the unaudited pro forma condensed combined statements of operations because it is a charge directly attributable to the Merger that will not have a continuing impact on C1’s operations; however, the amount is reflected as a reduction to retained earnings in the unaudited pro forma balance sheet.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2017

(UNAUDITED)

(in thousands, except share and per share amounts)

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(A) C1	(B) Forum	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Total revenue	$619,700	$—	$—		$619,700	$—		$619,700
Cost of revenues	437,697	—	—		437,697	—		437,697

Gross profit	182,003	—	—		182,003	—		182,003

Operating expenses:
Sales and marketing	93,904	—	—		93,904	—		93,904
General and administrative	36,989	235	(930)	(1)	36,294	—		36,294
Transaction costs	5,955	—	—		5,955	—		5,955
Depreciation and amortization	23,112	—	—		23,112	—		23,112

Total operating expenses	159,960	235	(930)		159,265	—		159,265

Income (loss) from operations	22,043	(235)	930		22,738	—		22,738

Other income (expense):
Interest income	51	732	(732)	(2)	51	—		51
Unrealized gain on marketable securities	—	7	(7)	(2)	—	—		—
Interest expense	(41,553)	—	—		(41,553)	—		(41,553)
Other expense, net	(49)	—	—		(49)	—		(49)

(Loss) income before income taxes	(19,508)	504	191		(18,813)	—		(18,813)
Income tax benefit (expense)	6,323	(169)	431	(3)	6,585	—		6,585

Net (loss) income	$(13,185)	$335	$622		$(12,228)	$—		$(12,228)

Weighted average shares outstanding, basic and diluted		4,864,925	64,017,459	(4)	68,882,384	452,761	(4)	69,335,145

Basic and diluted net (loss) income per share		$(0.04)			$(0.18)			$(0.18)

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

(UNAUDITED)

(in thousands, except share and per share amounts)

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(C) C1	(D) Forum	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments	Pro Forma Balance Sheet
Total revenue	$815,609	$—	$—		$815,609	$—	$815,609
Cost of revenue	566,365	—	—		566,365	—	566,365

Gross profit	249,244	—	—		249,244	—	249,244

Operating expenses:
Sales and marketing	128,733	—	—		128,733	—	128,733
General and administrative	40,262	2	(1,884)	(1)	38,380	—	38,380
Transaction costs	6,055	—	—		6,055	—	6,055
Depreciation and amortization	27,692	—	—		27,692	—	27,692

Total operating expenses	202,742	2	(1,884)		200,860	—	200,860

Income (loss) from operations	46,502	(2)	1,884		48,384	—	48,384

Other income (expense):
Interest income	11	—	—		11	—	11
Interest expense	(31,438)	—	—		(31,438)	—	(31,438)
Other expense, net	(10)	—	—		(10)	—	(10)

Income (loss) before income taxes	15,065	(2)	1,884		16,947	—	16,947
Income tax expense (benefit)	(6,716)	—	785	(3)	(5,931)	—	(5,931)

Net income (loss)	$8,349	$(2)	$2,669		$11,016	$—	$11,016

Weighted average shares outstanding, basic		3,750,000	65,827,720	(4)	69,577,720	—	69,577,720

Basic net income (loss) per share		$(0.00)			$0.16		$0.16

Weighted average shares outstanding, diluted		3,750,000	67,627,720	(4)	71,377,720	—	71,377,720

Diluted net income (loss) per share		$(0.00)			$0.15		$0.15

Pro Forma Adjustments to the Unaudited Condensed Combined Income Statements

(A)	Derived from the unaudited consolidated statements of income of C1 for the nine months ended September 30, 2017.

(B)	Derived from the unaudited condensed statements of operations of Forum for the nine months ended September, 2017.

(C)	Derived from the audited consolidated statements of income of C1 for the year ended December 31, 2016.

(D)	Derived from the audited statements of operations of Forum for the period from November 17, 2016 (inception) through December 31, 2016.

(1)	Represents an adjustment to eliminate direct, incremental deferred offering costs which are reflected in the historical financial statements C1 in the amount of $930 and $1,884 as of September 30, 2017 and December 31 2016, respectively. There were no such amounts recorded for Forum as of September 30, 2017 and December 31 2016.

(2)	Represents an adjustment to eliminate interest income and unrealized gain on marketable securities held in the trust account as of the beginning of the period.

(3)	To record normalized blended statutory income tax benefit rate of 35.0% for pro forma financial presentation purposes.

(4)	As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination and the PIPE have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. Weighted average common shares outstanding—basic and dilute are calculated as follows:

	Scenario 1 Combined (Assuming No Redemptions into Cash)		Scenario 2 Combined (Assuming Maximum Redemptions into Cash)
	Nine Months Ended September 30, 2017	Year Ended December 31, 2016	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
Weighted average shares calculation, basic
Forum weighted average public shares outstanding	4,864,925	3,750,000	4,864,925	3,750,000
Forum Sponsor shares	—	562,500	—	562,500
Forum public shares	—	17,250,000	—	—
Forum Sponsor private placement shares	—	622,500	—	622,500
Forum Representative shares	—	172,500	—	172,500
Forum rights converted to shares	1,787,250	1,787,250	1,787,250	1,787,250
Forum shares subject to redemption reclassified to equity	16,797,239	—	—	—
Forum shares cancelled and subject to forfeiture	(3,234,375)	(3,234,375)	(3,234,375)	(3,234,375)
Shares issued to PIPE investors	17,959,375	17,959,375	17,959,375	17,959,375
Forum shares issued in Business Combination	30,707,970	30,707,970	47,957,970	47,957,970

Weighted average shares outstanding	68,882,384	69,557,720	69,335,145	69,557,720

Percent of shares owned by C1 holders	44.6%	44.1%	69.2%	68.9%
Percent of shares owned by Forum	29.3%	30.1%	4.9%	5.3%
Percent of shares owned by PIPE investors	26.1%	25.8%	25.9%	25.8%

	Scenario 1 Combined (Assuming No Redemptions into Cash)		Scenario 2 Combined (Assuming Maximum Redemptions into Cash)
	Nine Months Ended September 30, 2017	Year Ended December 31, 2016	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
Weighted average shares calculation, basic
Existing C1 holders	30,707,970	30,707,970	47,957,970	47,957,970
PIPE investors	17,959,375	17,959,375	17,959,375	17,959,375
Forum holders	20,215,039	20,910,375	3,417,800	3,660,375

Weighted average shares, basic and diluted	68,882,384	69,557,720	69,335,145	69,557,720

	Scenario 1 Combined (Assuming No Redemptions into Cash)		Scenario 2 Combined (Assuming Maximum Redemptions into Cash)
	Nine Months Ended September 30, 2017	Year Ended December 31, 2016	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
Weighted average shares calculation, diluted
Forum holders	20,215,039	20,910,375	3,417,800	3,660,375
Forum shares issued in Business Combination	30,707,970	30,707,970	47,957,970	47,957,970
Shares issued to PIPE	17,959,375	17,959,375	17,959,375	17,959,375
Unit purchase options	—	1,800,000	—	1,800,000

Weighted average shares outstanding	68,882,384	71,377,720	69,335,145	71,377,720

Percent of shares owned by C1 holders	44.6%	43.0%	69.2%	67.2%
Percent of shares owned by Forum	29.3%	31.8%	4.9%	7.6%
Percent of shares owned by PIPE investors	26.1%	25.2%	25.9%	25.2%

	Scenario 1 Combined (Assuming No Redemptions into Cash)		Scenario 2 Combined (Assuming Maximum Redemptions into Cash)
	Nine Months Ended September 30, 2017	Year Ended December 31, 2016	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
Weighted average shares calculation, diluted
Existing C1 holders	30,707,970	30,707,970	47,957,970	47,957,970
PIPE investors	17,959,375	17,959,375	17,959,375	17,959,375
Forum holders	20,215,039	22,710,375	3,417,800	5,460,375

Weighted average shares, basic and diluted	68,882,384	71,377,720	69,335,145	71,377,720

The computation of diluted loss per share for the nine months ended September 30, 2017 excludes the effect (1) 1,125,000 shares of Common Stock, warrants to purchase 562,500 shares of Common Stock and rights that convert into 112,500 shares of Common Stock in the UPO and (2) warrants to purchase 8,936,250 shares of common stock because the inclusion of any of these securities would be anti-dilutive.

The computation of diluted loss per share for the year ended December 31, 2016 excludes the effect warrants to purchase 8,936,250 shares of Common Stock because the inclusion of these securities would be anti-dilutive.

SPECIAL MEETING OF FORUM STOCKHOLDERS

General

Forum is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the board of directors for use at the Special Meeting to be held on                     , 2018 and at any adjournment or postponement thereof. This proxy statement/prospectus provides Forum’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on                     , 2018, at                a.m. Eastern Time, at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of Forum Common Stock at the close of business on                 , 2018 which is the Record Date. You are entitled to one vote for each share of Forum Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were                  shares of Common Stock outstanding, of which                are Public Shares,                are Founder Shares held by the Sponsor and                 are Placement Shares held by the Sponsor.

Vote of the Sponsor, Directors and Officers

In connection with the Forum IPO, Forum entered into agreements with each of its Sponsor, directors and officers pursuant to which each agreed to vote any shares of Common Stock owned by it in favor of the Business Combination Proposal and for all other proposals presented at the Special Meeting. These agreements apply to the Sponsor as it relates to the Founders Shares and any Placement Shares and the requirement to vote such shares in favor of the Business Combination Proposal and for all other proposals presented to Forum stockholders in this proxy statement/prospectus.

Forum’s Sponsor, directors and officers and EBC have waived any redemption rights, including with respect to shares of Class A Common Stock issued or purchased in the Forum IPO or in the aftermarket, in connection with Business Combination. The Founders Shares and the Placement Shares held by the Sponsor and the Representative Shares have no redemption rights upon Forum’s liquidation and will be worthless if no business combination is effected by Forum by April 12, 2019.

Quorum and Required Vote for Proposals

A quorum of Forum stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the Common Stock outstanding and entitled to vote at the Special Meeting is represented in person or by proxy at the Special Meeting.

The approval of the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal and the Post-Merger Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding Forum Common Stock as of the Record Date for the Special Meeting. The approval of the Escrow Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of Forum Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting.

If the Pre-Merger Charter Amendment Proposal and the Business Combination Proposal are not approved, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the

Incentive Plan Proposal and the ESPP Proposal will not be presented to the Forum stockholders for a vote. The approval of the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal are preconditions to the consummation of the Business Combination. The Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal, and the ESPP Proposal are conditioned on the approval of the Business Combination Proposal (and the Business Combination Proposal is conditioned on the approval of the Pre-Merger Charter Amendment Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal, and the ESPP Proposal). The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that in the event the Business Combination Proposal does not receive the requisite vote for approval, then Forum will not consummate the Business Combination. If Forum does not consummate the Business Combination and fails to complete an initial business combination by April 12, 2019 Forum will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

Abstentions and Broker Non-Votes

Abstentions will be counted in connection with the determination of whether a valid quorum is established and will have the same effect as a vote “AGAINST” the Proposals. Accordingly, a failure to vote by proxy or to vote in person or an abstention from voting with regard to the Proposals will have the same effect as a vote “AGAINST” the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal and the Post-Merger Charter Amendment Proposal and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Escrow Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and Adjournment Proposal. Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals.

Recommendation of Forum’s Board of Directors

The board of directors has unanimously determined that each of the proposals is fair to and in the best interests of Forum and its stockholders, and has unanimously approved such proposals. The board of directors unanimously recommends that stockholders:

•	vote “FOR” the Pre-Merger Charter Amendment Proposal;

•	vote “FOR” the Business Combination Proposal;

•	vote “FOR” the Escrow Amendment Proposal;

•	vote “FOR” the Nasdaq Proposal;

•	vote “FOR” the Post-Merger Charter Amendment Proposal;

•	vote “FOR” the Incentive Plan Proposal;

•	vote “FOR” the ESPP Proposal; and

•	vote “FOR” the Adjournment Proposal, if it is presented to the meeting.

When you consider the recommendation of Forum’s board of directors in favor of approval of the Proposals, you should keep in mind that the Sponsor, members of Forum’s board of directors and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. These interests include, among other things:

•	unless Forum consummates an initial business combination, Forum’s officers, directors and sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

•	as a condition to the Forum IPO, all of the Founders Shares were placed into an escrow account and would be released from escrow only if specified conditions were met. In particular, subject to certain limited exceptions, all Founders Shares would be held in escrow for one year following the consummation of an initial business combination. However, 50% of the Founders Shares could be released from escrow immediately if the Forum Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period after the date of the consummation of an initial business combination. In connection with the Business Combination, Forum, the Sponsor, C1, and Clearlake entered into the Sponsor Earnout Letter and Amendment to Escrow Agreement, which amends the Escrow Agreement dated April 6, 2017, by and among the Sponsor, Forum and Continental Stock Transfer & Trust Company, to release all of the Founders Shares held by the Sponsor from escrow to enable: (a) cancellation of 1,078,125 Founders Shares immediately upon consummation of the Business Combination, (b) subjecting 2,156,250 Founders Shares to forfeiture in the event the earnout provisions of the Merger Agreement are not met by C1 and a 180-day lock-up period and (c) release of 1,078,125 Founders Shares from escrow immediately upon consummation of the Business Combination;

•	the Placement Units, including the Placement Shares, Placement Rights and Placement Warrants, purchased by the Sponsor will be worthless if a business combination is not consummated;

•	the Sponsor has agreed that the Placement Units, and all of their underlying securities, will not be sold or transferred by it until 30 days after Forum has completed a business combination, subject to limited exceptions;

•	the fact that Sponsor paid an aggregate of $25,000 for its Founders Shares and such securities will have a significantly higher value at the time of the Business Combination;

•	the fact that Sponsor has agreed not to redeem any of the Founders Shares and Placement Shares in connection with a stockholder vote to approve a proposed initial business combination;

•	if Forum does not complete an initial business combination by April 12, 2019, the proceeds from the sale of the Placement Units will be included in the liquidating distribution to Forum’s public stockholders and the Placement Rights and the Placement Warrants will expire worthless; and

•	if the Trust Account is liquidated, including in the event Forum is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Forum to ensure that the proceeds in the Trust Account are not reduced below $10.10 per Public Share by the claims of prospective target businesses with which Forum has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Forum, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

Voting Your Shares

Each Forum Common Stock that you own in your name entitles you to one vote. If you are a record owner of your shares, there are two ways to vote your shares of Forum Common Stock at the Special Meeting:

•	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by Forum’s board of directors “FOR” the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Escrow Amendment Proposal, the Post-Merger Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the Special Meeting will not be counted.

•	You Can Attend the Special Meeting and Vote in Person. When you arrive, you will receive a ballot that you may use to cast your vote.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Forum can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Forum’s secretary in writing before the Special Meeting that you have revoked your proxy; or

•	you may attend the Special Meeting, revoke your proxy, and vote in person as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your Forum Common Stock, you may call             , Forum’s proxy solicitor, at              or email              at             .

No Additional Matters May Be Presented at the Special Meeting

The Special Meeting has been called only to consider the approval of the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Escrow Amendment Proposal, the Post-Merger Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. Under Forum’s bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Redemption Rights

Pursuant to Forum’s Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less franchise and income taxes payable, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the Forum IPO (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to it to pay the Company’s franchise and income taxes ). For illustrative purposes, based on funds in the Trust Account of approximately $174.8 million on November 30, 2017, the estimated per share redemption price would have been approximately $10.13.

In order to exercise your redemption rights, you must:

•	affirmatively vote either for or against the Business Combination Proposal;

•	check the box on the enclosed proxy card to elect redemption;

•	check the box on the enclosed proxy card marked “Stockholder Certification” if you are not acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Common Stock;

•	prior to 5:00 PM Eastern time on , 2017 (two (2) business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, Forum’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com

and

•	deliver your Public Shares either physically or electronically through DTC to Forum’s transfer agent at least two (2) business days before the Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Forum’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Forum does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with Forum’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to Forum’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Forum’s transfer agent return the shares (physically or electronically). You may make such request by contacting Forum’s transfer agent at the phone number or address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of Forum Common Stock as they may receive higher proceeds from the sale of their Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of Forum Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Forum Common Stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of Forum Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the Combined Entity, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved and Forum does not consummate an initial business combination by April 12, 2019, Forum will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders and the Rights and Warrants will expire worthless.

Appraisal Rights

Forum stockholders do not have appraisal rights in connection with the Business Combination or the other proposals.

Proxy Solicitation

Forum is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Forum and its directors, officers and employees may also solicit proxies in person. Forum will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Forum will bear the cost of the solicitation.

Forum has hired              to assist in the proxy solicitation process. Forum will pay that firm a fee of $            , plus disbursements.

Forum will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Forum will reimburse them for their reasonable expenses.

PRE-MERGER CHARTER AMENDMENT PROPOSAL

Background and Overview

We are seeking stockholder approval of an amendment of the Charter (the “Pre-Merger Amendment”) to increase the number of authorized shares of Class A Common Stock from 40,000,000 to 200,000,000 for the purpose of carrying out the Business Combination.

Why Forum Needs Stockholder Approval

Based on the number of shares of Class A Common Stock that Forum expects to issue to the C1 Equityholders in connection with the Business Combination, including with respect to the earnout provisions in the Merger Agreement, Forum does not have sufficient shares of Class A Common Stock authorized to issue the shares of Class A Common Stock deliverable to the C1 Equityholders at the Closing and in the event the earnout provisions in the Merger Agreement are met. Accordingly, we are seeking stockholder approval to increase the authorized Class A Common Stock from 40,000,000 to 100,000,000 shares.

Effect of Proposal

If approved, the number of authorized shares of Class A Common Stock will increase from 40,000,000 to 200,000,000. If the Business Combination Proposal is not approved, the Pre-Merger Amendment will not be filed with the Secretary of State of the State of Delaware.

Vote Required for Approval

The Business Combination Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal, and the ESPP Proposal are conditioned on the approval of the Pre-Merger Charter Amendment Proposal at the Special Meeting.

This Pre-Merger Charter Amendment Proposal will be approved and adopted only if the holders of at least a majority of the outstanding shares of Forum Common Stock vote “FOR” the Pre-Merger Charter Amendment Proposal and each of the Business Combination Proposal, the Post-Merger Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESSP Proposal are approved at the Special Meeting. Failure to vote by proxy or to vote in person at the Special Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Pre-Merger Charter Amendment Proposal.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS

VOTE “FOR” APPROVAL OF THE PRE-MERGER CHARTER AMENDMENT PROPOSAL.

THE BUSINESS COMBINATION PROPOSAL

General

Holders of Forum Common Stock are being asked to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Business Combination. Forum stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “—The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because Forum is holding a stockholder vote on the Business Combination, Forum may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the issued and outstanding shares of Forum Common Stock as of the Record Date for the Special Meeting.

The Merger Agreement

The subsections that follow this subsection describe the material provisions of the Merger Agreement, but do not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A hereto, which is incorporated herein by reference. Stockholders and other interested parties are urged to read the Merger Agreement carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel) because it is the primary legal document that governs the Business Combination.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates, which may be updated prior to the closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision.

General Description of the Merger Agreement

The subsections that follow this subsection describe the material provisions of the Merger Agreement, but do not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A hereto, which is incorporated herein by reference. Stockholders and other interested parties are urged to read the Merger Agreement, carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel) because it is the primary legal document that governs the business combination.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules and exhibits attached thereto which are not filed publicly and which may be subject to contractual standards of materiality or material adverse effect applicable to the contracting parties that differ from what may be viewed as material to investors. The representations and warranties in the Merger Agreement and the items listed in the disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read in conjunction with the information provided elsewhere in this Registration Statement.

On November 30, 2017, Forum Merger Corporation, a Delaware corporation (“Forum”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Forum, FMC Merger Subsidiary Corp., a Delaware corporation (“Merger Sub I”) and a wholly- owned subsidiary of Forum, FMC Merger Subsidiary LLC, a Delaware limited liability company (“Merger Sub II,” and together with Merger Sub I, the “Merger Subs”) and a wholly-owned subsidiary of Forum, C1 Investment Corp., a Delaware corporation, (“C1”), and Clearlake Capital Management III, L.P., in the capacity thereunder as the representative for C1’s securityholders (the “Seller Representative”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

The Agreement provides for a two-step merger: (ii) the merger of Merger Sub I with and into C1 (the “First Merger”), with C1 continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Forum; and (ii) the merger of the Surviving Corporation with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub II continuing as the surviving entity (the “Surviving Entity”) in the Second Merger. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the First Merger (the “Effective Time”): (a) all shares of C1’s Class A Common Stock and Class B Common Stock (the “C1 Stock”) issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into the right to receive the Total Consideration, with each holder of C1 Stock being entitled to receiving its Pro Rata Share of the Total Consideration; (b) each outstanding option, warrant or other right to subscribe or purchase any C1 Stock or securities convertible into or exchange for, or that otherwise confer on the holder any right to acquire any C1 Stock (collectively, “Company Convertible Securities”) (other than Company Options), if not exercised or converted prior to such time, will be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of C1 Stock or if exercised prior to such time, will have the resulting shares of C1 Stock issued upon such exercise treated as outstanding shares of C1 Stock; and (c) each outstanding Company Option that is unvested as of the Effective Time will become fully vested and exercisable as of the Effective Time (each such Company Option subject to such accelerated vesting, an “Accelerated Option”). Each Company Option that is outstanding and unexercised as of the Effective Time shall be converted into the right to receive, (i) with respect to each share of company stock subject to such Company Option, and without interest, an amount of Merger Consideration equal the Pro Rata Share of the Merger Consideration applicable to such share of C1 Stock subject to such Company Option minus the per-share exercise price of such Company Option and (ii) their Pro Rata Share of the Earnout Consideration (as defined below), in each case, as provided in the Merger Agreement; provided, however that in order to receive an installment of the applicable Pro Rata Share of the Earnout Consideration, the holder of an Accelerated Option must be an employee of, or in service to, Forum or the Surviving Entity, or their respective subsidiaries, at the time such installment is paid or issued, and must deliver a duly executed option cancellation agreement prior to the Effective Time.

Merger Consideration

The aggregate consideration to be paid pursuant to the Merger Agreement to C1 Equityholders as of the Closing (the “C1 Equityholders”) will be equal to an amount equal to (the “Merger Consideration”) (i) $1,137,000,000, minus (ii) the indebtedness of C1 and its subsidiaries (the “Target Companies”), plus (iii) the cash of the Target Companies, together with the amount of any C1 transaction expenses that are paid prior to the closing of the Mergers (the “Closing”), and plus (iv) the cash amount paid an d indebtedness incurred by the Target Companies for any business acquisitions that they make between the signing of the Merger Agreement and the Closing (the “Net Acquisition Amount”). Additionally, C1 Equityholders will have the contingent right to receive additional consideration from Forum based on the performance of Forum and its subsidiaries, including the Surviving Entity, for the calendar years 2018, 2019 and 2020, as described below (the “Earnout Payments,” and together with the Merger Consideration, the “Total Consideration”). The Merger Consideration will be paid in the form of: (i) cash from Forum and/or the Target Companies (the “Cash Consideration”) in an amount equal to (A) the total cash and cash equivalents of Forum (the “Forum Cash”), including funds from the private placement equity investment (the “PIPE Investment”) made by Forum and the remaining funds in the Trust Account, after giving effect to the completion of the redemption by Forum of its shares of Class A Common Stock from its public stockholders as required by Forum’s amended and restated certificate of incorporation in connection with Forum’s initial business combination (the “Redemption”), plus (B) the cash of the Target Companies to the extent that they are permitted to be distributed pursuant to the loan documents of the Target Companies (“Permitted Closing Cash”), minus (C) $25,000,000; and (ii) a number of shares of Class A Common Stock of Forum, valued at a price per share equal to the price at which each share of Forum Common Stock is redeemed or converted pursuant to the Redemption (the “Redemption Price”), equal to the (a) Merger Consideration less (b) the Cash Consideration, less (c) the Deferred PIPE Closing Amount and (iii) a deferred payment equal to Deferred Pipe Closing Amount (the “Deferred Payment”) to be paid upon the consummation of the Deferred PIPE Closing.

The Merger Consideration will be paid at the Closing based on estimated numbers and will be subject to a post-closing two way true-up adjustment to the extent that the finally determined Merger Consideration varies from the estimated Merger Consideration, except that if the adjustment in either direction is less than $2,000,000, no adjustment or payments will be made. Any such true-up adjustments will be paid by delivery of Forum Common Stock valued at the Redemption Price, with Forum delivering additional shares to C1 Equityholders if the finally determined Merger Consideration is higher than the estimated Merger Consideration, and the C1 Equityholders forfeiting Forum Common Stock on a pro rata basis if the finally determined Merger Consideration is less than the Estimated Merger Consideration.

After the Closing, subject to certain terms and conditions set forth in the Merger Agreement, C1 Equityholders will have the contingent right to receive the Earnout Payments from Forum in connection with the calendar years 2018, 2019 and 2020 (each such calendar year, an “Earnout Year” and such three-year calendar period, the “Earnout Period”). Earnout EBITDA will be measured beginning on the last calendar day of each fiscal quarter after the Closing Date and ending with the last fiscal quarter of 2020 (each, a “Measurement Date”), and will be as defined in the term loan agreement of C1’s subsidiary, which looks at the consolidated earnings before interest, taxes, depreciation and amortization, and makes certain normalization and other modifications and adjustments thereto, including to treat any business acquisitions on a pro forma basis for the trailing twelve month period. The Earnout EBITDA for the applicable Measurement Date will be determined by Forum’s Chief Financial Officer within five days after the 10-Q or 10-K is filed and be subject to a review process by the Seller Representative and the Parent Representative (as described below) and an independent expert dispute resolution mechanism.

In the event that (i) the trailing four quarter Earnout EBITDA as of the end of any fiscal quarter after the Closing within calendar year 2018 exceeds $144,000,000 (the “2018 Target”), (ii) the trailing four quarter Earnout EBITDA as of the end of any fiscal quarter within calendar year 2019 exceeds $155,000,000 (the “2019 Target”), or (iii) the trailing four quarter Earnout EBITDA as of the end of any fiscal quarter within calendar year 2019 exceeds $165,000,000 (the “2020 Target” and together with the 2018 Target and 2019 Target, the “Earnout Targets”), then for each Earnout Target that is achieved as of a given Measurement Date, the Company Securityholders shall receive additional consideration from Forum (a “Regular Earnout Payment”) of (A) 3,300,000 Forum Common Stock (an “Earnout Stock Payment”) and (B) cash in an amount equal to $33,000,000 (an “Earnout Cash Payment”).

In the event that the applicable Earnout Target is not met for any Earnout Year, but the Earnout Target is achieved for a subsequent Earnout Year, the C1 Equityholders will be entitled to receive the Regular Earnout Payments for any Earnout Years in which the Earnout Target was not previously achieved, payable at the same time as the Regular Earnout Payment for the current Earnout Year (each such payment, a “Catchup Earnout Payment”). In the event that the applicable Earnout Target for a future Earnout Year is achieved in the current Earnout Year, then the C1 Equityholders will be entitled to receive in addition to and at the same time as the Regular Earnout Payment for the current Earnout Year, the Regular Earnout Payment for such future Earnout Year (each such payment, an “Accelerated Earnout Payment”). In the event that there is a change of control of Forum during the Earnout Period, then any Regular Earnout Payments that have not previously been paid by Forum (whether or not previously earned) shall be deemed earned and due by Forum to the C1 Equityholders upon such Change of Control (such payment, a “Change of Control Earnout Payment” and collectively with the Regular Earnout Payments, Catchup Earnout Payments and Accelerated Earnout Payments, the “Earnout

Payments”). In any event, the Company Securityholders will not be entitled to receive more than one Earnout Payment attributable to each Earnout Year. The Earnout Payments will be payable within 10 business days after it is determined that they are owed (other than any Change of Control Earnout. Payments, which will be due upon the applicable change of control).

In the event that at any time an Earnout Cash Payment is due (including as a result of a Catchup Earnout Payment, Accelerated Earnout Payment or Change of Control Earnout Payment), such Earnout Cash Payment exceeds either (a) the amount of cash available to Forum that is permitted to be distributed and paid under its debt documents or (b) the amount that can be paid without causing the ratio of the consolidated Indebtedness of Forum and its subsidiaries to Earnout EBITDA (assuming full payment of the Earnout Cash Payment) to exceed 4.5 to 1, then Forum will only pay in cash the amount that it can be paid without exceeding such limits and any shortfall in the amount owed (the “Earnout Cash Payment Shortfall”) will at the option of the Seller Representative either (i) be paid by delivery of an additional number of Forum Common Shares valued at the trailing 20 trading day volume-weighted average price as of the end of the Measurement Date on which the Earnout Payment was achieved (the “Earnout Cash Payment Shortfall Shares”) or (ii) defer the payment of the Earnout Cash Payment Shortfall until the following Measurement Date. If the Earnout Cash Payment Shortfall is deferred, then the Seller Representative will have the option on each succeeding Measurement Date until the end of the Earnout Period to elect to be paid the Earnout Cash Payment Shortfall Shares (which will still be valued based on the trailing 20 trading day volume-weighted average price as of the end of the Measurement Date on which the original applicable Earnout Payment was achieved) in full satisfaction of the Earnout Cash Payment Shortfall or to continue to defer payment of the Earnout Cash Payment Shortfall. At the end of the Earnout Period, any remaining Earnout Cash Payment Shortfall shall automatically be converted into the Earnout Cash Payment Shortfall Shares.

Notwithstanding the above provisions, each Earnout Payment otherwise payable to the C1 Equityholders will be reduced by the amount of the Sponsor Earnout Shares (as more fully described below) that become vested in connection with an Earnout Payment by directly reducing each Earnout Stock Payment by the amount of the Sponsor Earnout Shares that have become vested.

Further, notwithstanding the above provisions, the allocation of Total Consideration as among cash and Forum Common Stock payable to C1 Equityholders shall be adjusted, by decreasing the cash portion and correspondingly increasing the portion of Total Consideration paid in Forum Common Stock, if and to the extent necessary to ensure that the C1 Equityholders receive sufficient Forum Common Stock such that, when aggregated with Forum Common Stock previously paid as Total Consideration to the C1 Equityholders (if any), the amount of Forum Common Stock is not less than the minimum amount of Forum Common Stock necessary to satisfy the requirements for qualification as a reorganization under Section 368(a)(1)(A) of the Code.

Post-Business Combination Ownership of the Combined Entity

Immediately after the Closing and the Business Combination, Forum, which will be renamed ConvergeOne, Inc., will own 100% of the membership interests of the Surviving Entity, the successor to C1 which will be named C1 Investment LLC.

Based on the assumptions that the Merger Consideration is $614,314,233, the Stock Consideration is $311,071,736, with the Redemption Price being $10.13 per share, that the PIPE Investment closes for gross proceeds of $143,675,000, and excluding any warrants, options, convertible debt or other convertible securities of Forum that are issued and outstanding as of the date hereof (other than the Forum rights which will be converted at the Closing for 1/10th of a Forum Common Share each) and assuming no redemptions of Forum’s public shares, (i) Forum’s public stockholders (excluding the Sponsor) will each own approximately 27.5% of Forum, (ii) the Sponsor and affiliates (assuming that the Sponsor Earnout Shares are not forfeited) will own approximately 2.5% of Forum, (iii) the PIPE Investors will own approximately 25.8% of Forum and (iv) the C1 Equityholders will own approximately 44.1% of Forum; and assuming redemption by holders of 1,897,500 Forum public shares, (i) Forum’s public stockholders (excluding the Sponsor) will each own approximately 2.7%

of Forum, (ii) the Sponsor and affiliates (assuming that the Sponsor Earnout Shares are not forfeited) will own approximately 2.5% of Forum, (iii) the PIPE Investors will own approximately 25.8% of Forum and (iv) the C1 Equityholders will own approximately 68.9% of Forum.

Representations and Warranties; Survival/Indemnification

The Merger Agreement contains customary representations and warranties by each of Forum, C1 and the Merger Subs relating to, among other matters, (1) due organization and good standing, (2) authorization and binding agreement, (3) governmental approvals, (4) non-contravention, (5) capitalization and subsidiaries, (6) financial statements, (7) absence of certain changes, (8) compliance with laws, (9) litigation, orders and permits, (10) taxes, (11) material contracts, (12) employees and employee benefit plans, (13) properties, (14) transactions with affiliates and related persons, (15) the Investment Company Act, (16) finders and brokers, (17) insurance, (18) certain business practices and (19) independent investigations.

Forum and the Merger Subs also made representations and warranties regarding, (1) SEC filings, (2) ownership of merger consideration shares, (3) the PIPE Investment, and (4) the Trust Account.

C1 also made representations and warranties regarding (1) intellectual property, (2) title to and sufficiency of assets, (3) environmental matters, (4) export control laws, (5) books and records, (6) top customers and suppliers, (7) government contracts, (8) information supplied and (9) disclosure. Many of the representations and warranties are qualified by materiality or Material Adverse Effect and/or the representing party’s knowledge. “Material Adverse Effect” as used in the Merger Agreement means with respect to any party, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, a material adverse effect to the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such party and its subsidiaries, taken as a whole, or the ability of such party or any of its subsidiaries on a timely basis to consummate the transactions contemplated by this Merger Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement.

The representations and warranties made by the parties do not survive the Closing and there are no indemnification rights for another party’s breach.

Covenants of the Parties

Each party agreed in the Merger Agreement to use their commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, including covenants regarding (1) the provision of access to their properties, books and personnel, (2) the operation of their respective businesses in the ordinary course of business, (3) filing Forum’s reports required by the Securities and Exchange Act of 1934, as amended, and efforts regarding Nasdaq listing requirements, (4) no solicitation of other competing transactions, (5) no trading in Forum’s securities by C1 using Forum’s material non-public information, (6) notifications of certain breaches, consent requirements or other matters, (7) efforts to Closing and comply with all government authority requirements, (8) further assurances, (9) Forum’s filing of this Registration Statement and holding of the special stockholder meeting to approve the Business Combination and the other matters contemplated by the proxy contained in this Registration Statement, (10) C1’s stockholder meeting to approve the Merger Agreement and related transactions, (11) Forum’s efforts to complete the PIPE Investment, (12) public announcements, (13) confidentiality, (14) requirements to retain books and records, (15) indemnification of directors and officers and tail insurance; (16) use of funds in the trust account after the Closing, (17) security clearances of C1 by certain governmental authority and (18) listing of Forum common shares.

The parties also agreed to take all necessary actions so that the board of directors of Forum as of the Closing will consist of ten individuals. Two of the directors will be appointed by Forum prior to the Closing, both of which will be independent directors, and eight of the directors will be appointed by C 1 prior to the Closing, at least three of whom will be independent. The parties also agreed that the executive officers of Combined Entity immediately after the Closing will be the same as the executive officers of C1 immediately prior to the Closing.

Forum has agreed after the Closing to adopt a stated dividend policy and to use its commercially reasonable efforts to declare and pay a dividend in such amount as to provide an annual dividend yield to Forum’s stockholders of at least 1%, subject to the determination by Forum’s board of directors (i) that such dividend payment is permitted by applicable law and (ii) that Forum and its subsidiaries, on a consolidated basis, have a sufficient amount of unrestricted cash to make such dividend payment and still satisfy their respective existing liabilities and have sufficient reserves for future contingencies or future needs of the business of Forum and its subsidiaries.

In addition, Forum has agreed to file with the SEC a registration statement for the resale of Forum Common Stock acquired in the PIPE Investment and Forum securities of any holder that has registration rights with respect thereto within 30 days after the Closing and use its reasonable best efforts to cause such registration statement to be declared effective as promptly as practicable thereafter.

Conditions to the Closing

The Closing of the Merger Agreement is subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Merger Agreement by the requisite vote of Forum’s stockholders and C1’s stockholders; (ii) expiration of the applicable waiting period under any antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) receipt of requisite regulatory approval, (iv) no law or order preventing or prohibiting the Business Combination or the other transactions contemplated by the Merger Agreement or the Closing; (v) Forum having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Redemption and the PIPE Investment; (vi) the consummation of PIPE Investment; (vii) the election or appointment of members to Forum’s board of directors in accordance with the Merger Agreement; and (viii) the effectiveness of this Registration Statement.

In addition, unless waived by C1, the obligations of C1 to consummate the Business Combination is subject to the fulfillment of certain closing conditions, including but not limited to the following:

•	The representations and warranties of Forum being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect with respect to Forum);

•	Forum and the Merger Subs having performed in all material respects its obligations under the Merger Agreement;

•	Absence of any Material Adverse Effect with respect to Forum since the date of the Merger Agreement which is continuing and uncured;

•	Forum Cash being at least $125,000,000;

•	The Forum Common Shares to be issued in the Business Combination having been approved for listing on Nasdaq Capital Market;

•	Delivery of certificate of good standing of Forum and Forum’s officer and secretary certificates certifying compliance with certain obligations under the Merger Agreement;

•	Filing of the second amended and restated certificate of incorporation of Forum; and

•	Company having received a copy of duly executed registration rights agreements and lock-up agreements by Forum.

Unless waived by Forum, the obligations of Forum and the Merger Subs to consummate the Business Combination is subject to the satisfaction of the following conditions:

•	The representations and warranties of C1 being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect with respect to any Target Company);

•	C1 having performed in all material respects its obligations under the Merger Agreement;

•	Absence of any Material Adverse Effect with respect to any Target Company since the date of the Merger Agreement which is continuing and uncured;

•	Receipt of a comfort letter from C1’s independent accountant auditing firm with respect to the financial statements of any of the Target Companies included as part of this Registration Statement (directly or as part of any pro forma financial statements included therein) at the time of the effectiveness of this Registration Statement and as of the Closing Date;

•	Delivery of certificates of good standing for each Target Company and C1’s officer and secretary certificates certifying compliance with certain obligations under the Merger Agreement;

•	Forum having received a copy of duly executed registration rights agreements and lock-up agreements by each Company Securityholder, and a duly executed option cancellation agreement from each holder of a Company Option;

•	Forum having received a duly executed corporate legal opinion from C1’s counsel;

•	Forum having received evidence that C1 shall have accelerated all Company Options and terminated, extinguished and cancelled in full any issued or outstanding Company Convertible Securities or commitments therefor; and

•	Forum having received evidence that certain Contracts involving the Target Companies and/or Company Securityholders shall have been terminated with no further obligation or liability of the Target Companies thereunder.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

•	by mutual consent of C1 and Forum;

•	by either Forum or C1 if any of the conditions to the Closing have not been satisfied or waived by March 31, 2018 (the “Outside Date”), provided that this termination right shall not be available to (i) Forum if the breach or violation by Forum or its affiliates of any representation, warranty, covenant or obligation under the Merger Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date or (ii) C1 if any action or omission by a Target Company or its affiliates (including any acquisitions that individually or in the aggregate would require the preparation of pro forma financial statements pursuant to Regulation S-X) was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

•	by either Forum or C1 if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable;

•	by either Forum or C1 if there has been a material breach by the other party of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, such that the related closing condition would not be met, and such breach is not cured within the earlier of (i) 20 days the non-breaching party receives notices of such breach, or (ii) by the Outside Date;

•	by Forum if there has been a Material Adverse Effect on C1 or its subsidiaries, which is uncured and continuing within 20 days after written notice provided by Forum;

•	by either Forum or C1 if approval for the Business Combination and the other matters submitted for Forum stockholder approval in the proxy statement contained in this Registration Statement are not obtained in the Forum stockholder meeting; and

•	by either Forum or C1 if the approval of the matters submitted to C1’s stockholders at its special meeting of stockholders are not obtained.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement will terminate and will be of no further force and effect (except that certain obligations related to public announcements, confidentiality, termination and termination fees, waiver against trust, and certain general provisions will continue in effect), and no party will have any further liability to any other party thereto except for liability for any fraud claims or willful breach of the Merger Agreement prior to such termination.

In the event that the Merger Agreement is terminated by C1 due to Forum’s breach of its representations and warranties regarding the PIPE Investment or the Trust Account or its covenants with respect to the PIPE Investment, then Forum shall pay to C1 a termination fee in an amount in cash equal to $2,500,000 (the “Termination Fee”), payable by Forum upon the earlier of Forum’s completion of its initial business combination with another person or entity thereafter or the dissolution and liquidation of Forum (solely to the extent of funds outside of the Trust Account after payment of the amounts owed to Forum public stockholders with respect to their Forum Common Shares in connection with such dissolution and liquidation).

Forum Parent Representative and Seller Representative

A majority of the disinterested independent directors of Forum (referred to as the “Parent Representative”) will decide certain matters relating to the post-Closing rights of Forum under the Merger Agreement and the ancillary documents, including any Merger Consideration adjustments and whether the Earnout Payments have been achieved.

Clearlake Capital Management III, L.P., is serving as the Seller Representative under the Merger Agreement, and in such capacity will represent Company Securityholders after the Closing with respect to certain matters under the Merger Agreement and the ancillary documents to which it is a party in such capacity.

Trust Account Waiver

C1 agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Forum’s Trust Account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Governing Law and Dispute Resolution

The Merger Agreement is governed by New York law, except any disputes related to any fiduciary duty, duty of loyalty, or other duty or obligation of C1’s or Forum’s respective boards of directors will be governed by Delaware law. Other than claims for injunctive or equitable relief (including specific performance to strictly enforce the terms of the Merger Agreement), and certain disputes relating to the post-Closing Merger Consideration adjustments and Earnout Payment determinations, any disputes under the Merger Agreement will be subject to arbitration by the American Arbitration Association to be held in Manhattan, New York. Any claims that are brought before a court will be subject to the exclusive jurisdiction of the state and federal courts in New York, New York (and appeals courts), and each party waived its rights to a jury trial in connection therewith. The parties are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement in addition to any other remedy to which they are entitled at law or in equity.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as part of Annex A. Shareholders and other interested parties are urged to read such Related Agreements in their entirety.

Voting Agreement

Simultaneously with the execution of the Merger Agreement, Forum and C1 entered into a voting agreement (the “Voting Agreement”) with C1’s largest stockholder, Clearlake Capital Partners III (Master), L.P., which owns a majority of C1’s outstanding capital stock. Pursuant to the Voting Agreement, such stockholder agreed, among other things, to vote all of its shares of Company Stock in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions. The Voting Agreement prevents transfers of the Company Stock held by such stockholder between the date of the Voting Agreement and the date of the meeting of the Company’s stockholders.

Sponsor Earnout Letter

In accordance with the letter agreement entered into on November 30, 2017 (the “Sponsor Earnout Letter”) , by and among Forum Investors I, LLC, a Delaware limited liability company (the “Sponsor”), Forum, C1, Seller Representative, Continental Stock Transfer & Trust Company (“Continental”) and EarlyBirdCapital, Inc., the Sponsor has agreed that effective upon the Closing, with respect to the 4,312,500 shares of Class F Common Stock (the “Forum Founder Shares”) owned by the Sponsor, the Sponsor will (a) forfeit 1,078,125 of such shares upon the Closing and (b) subject 2,156,250 of such shares (the “Sponsor Earnout Shares”) to potential forfeiture in the event that the Earnout Payments are not achieved by C1 Stockholders, with one-third (1/3rd) of the Sponsor Earnout Shares becoming vested and no longer subject to forfeiture upon the Earnout Payment attributable for each Earnout Year being received by the Company Securityholders (whether in the form of a Regular Earnout Payment, Catchup Earnout Payment or Accelerated Earnout Payment), and in the event of a Change of Control Earnout Payment all of the Sponsor Earnout Shares shall vest and no longer be subject to forfeiture. Any Sponsor Earnout Shares that have not vested on or prior to the date that (i) all earned Earnout Payments have been made and (ii) it is finally determined that the Company Securityholders are not entitled to or eligible to receive any further Earnout Payments under the Merger Agreement, will be forfeited by the Sponsor after such date. The Sponsor also agreed in the Sponsor Earnout Letter (i) to not transfer any Sponsor Earnout Shares until they have become vested and are no longer subject to escrow pursuant to the Escrow Agreement (as further described in clause (B) below. (ii) on behalf of itself and its members and affiliates to waive any rights that it has under Forum’s amended and restated certificate of incorporation to the adjustment to the conversion ratio of the Forum Founder Shares in connection with the PIPE Investment and/or the Closing and any other rights that the Sponsor and/or its members or affiliates may have had to participate in the PIPE Investment. In consideration of the agreements by the Sponsor under the Sponsor Earnout Letter, the parties thereto, including Continental, as the escrow agent under the Stock Escrow Agreement, dated as of April 6, 2017 (the “Escrow Agreement”), by and among Continental, Forum and Sponsor, agreed to amend the Escrow Agreement so that in lieu of the escrow and lock-up provisions in the Escrow Agreement: (A) the Forum Founder Shares that are forfeited at the Closing are released from escrow for cancellation; (B) the Sponsor Earnout Shares will be subject to escrow and lock-up for a period from the Closing until 180 days thereafter (or if earlier, the date on which Forum consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Forum’s stockholders having the right to exchange either equity holdings in Forum for cash, securities or other property); provided that if the volume-weighted average price of Forum Common Shares for 15 trading days is at least $12.50 per share, then 25% of the Sponsor Earnout Shares will be released from escrow and lock-up under the Escrow Agreement (but still subject to the vesting requirements under the Sponsor Earnout Letter); and (C) all of the remaining Forum Founder Shares other than the Sponsor Earnout Shares and the shares that are forfeited at the Closing will be released from escrow and no longer be subject to any lock-up restrictions effective as of the Closing.

Lock-Up Agreements

At the Closing, each C1 Equityholder will enter into a Lock-Up Agreement with Forum, in substantially the form attached to the Merger Agreement (each, a “Lock-Up Agreement”), with respect to their Forum Common Shares received in the Merger. In such Lock-Up Agreement, each Company Securityholder will agree that it will not, from the Closing until 180 days thereafter (or if earlier, the date on which Forum consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Forum’s stockholders having the right to exchange either equity holdings in Forum for cash, securities or other property) (the “Lock-Up Period”), (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of its Forum Common Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of its Forum Common Stock or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Forum Common Stock or other securities, in cash or otherwise. However, if the volume-weighted average price of Forum Common Stock for 15 trading days is at least $12.50 per share, then the Lock-Up Period for 25% of the securities covered by the Lock-Up Agreement that are then held by the C1 Equityholder will immediately expire thereafter.

Notwithstanding the transfer restrictions, each C1 Equityholder will be allowed to transfer any of its Forum Common Stock by gift or charitable contribution, by will or intestate succession upon death of the C1 Equityholder, pursuant to a court order or settlement agreement in connection with a divorce, or to any affiliate, to any immediately family members, trusts for the benefit of the C1 Equityholder or its immediately family members, if the C1 Equityholder is a trust, to the trustor or trust beneficiary, or as a distribution to partners or other equity holders, provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-up Agreement. Additionally, each C1 Equityholder will be permitted to make transfers in connection with the exercise of stock options for C1 Common Stock, but the underlying C1 Common Stock will continue to be subject to the lock-up restrictions, or to a 10b5-1 trading plan in connection with its establishment, so long as such plan does not permit transfers of such shares during the Lock-Up Period, or in connection with a voting agreement in connection with a change of control transaction approved by Forum’s board of directors.

Registration Rights Agreement

At the Closing, Forum and certain C1 Equityholders and the Sponsor will enter into an amended and restated registration rights agreement, in substantially the form attached to the Merger Agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, certain C1 Equityholders and the Sponsor will hold registration rights that obligate Forum to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all or any portion of the Common Stock issued as merger consideration under the Merger Agreement, including any Earnout Stock Payments, as well as shares of Common Stock held by the Sponsor or issuable upon the exercise of warrants held by the Sponsor. Stockholders holding a majority-in-interest of all such registrable securities will be entitled to make a written demand for registration under the Securities Act of all or part of the their registrable securities, so long as such shares are not then restricted under the Lock-Up Agreement. Subject to certain exceptions, if any time after the Closing, the Combined Entity proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, the Combined Entity shall give notice to the C1 Equityholders and the Sponsor as to the proposed filing and offer such stockholders an opportunity to register the sale of such number of their registrable securities as they request in writing. In addition, subject to certain exceptions, such stockholders will be entitled under the Registration Rights Agreement to request in writing that Forum register the resale of any or all of their registrable securities on Form S-3 and any similar short-form registration statement that may be available at such time.

Under the Registration Rights Agreement, Forum will agree to indemnify such stockholders and certain persons or entities related to such stockholders against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell registrable securities, unless such liability arose from their misstatement or omission, and such stockholders including registrable securities in any registration statement or prospectus will agree to indemnify the Combined Entity and certain persons or entities related to Forum against all losses caused by their misstatements or omissions in those documents.

Board of Directors and Management Following the Business Combination

The following persons are expected to serve as executive officers and directors following the Business Combination. For biographical information concerning the C1 executive officers and C1 designees to the board of directors, see “Information about C1—Executive Officers and Directors. For biographical information concerning the Forum designees to the board of directors see “Information About Forum—Management—Directors and Executive Officers.”

Name	Age	Position(s)
John A. McKenna, Jr.(1)	62	President and Chief Executive Officer and Chairman of the Board
Jeffrey Nachbor	53	Chief Financial Officer
Paul Maier	57	President, Services Organization
John F. Lyons	64	President, Field Organization
David Boris(2)	57	Director
(2)		Director
Keith W. F. Bradley(1)	54	Director
Behdad Eghbali(1)	41	Director
José E. Feliciano	44	Director
Christopher Jurasek	52	Director
Prashant Mehrotra(1)	40	Director
James Pade(1)	33	Director
Timothy J. Pawlenty(1)	57	Director

(1)	C1 Designee

(2)	Forum Designee

Classified Board of Directors

The Combined Entity’s board of directors will consist of ten members upon the closing of the Business Combination. In accordance with the amended and restated certificate of incorporation to be filed, immediately after the consummation of the Business Combination, the board of directors will be divided into three classes. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. The directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2019;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•	the Class III directors will be , , and , and their terms will expire at the annual meeting of stockholders to be held in 2021.

The Combined Entity expects that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Interests of Forum’s Directors and Officers and Others in the Business Combination

When you consider the recommendation of Forum’s board of directors in favor of approval of the Business Combination Proposal and the other proposals, you should keep in mind that the Sponsor and Forum’s directors and officers, have interests in such proposals that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•	unless Forum consummates an initial business combination, Forum’s officers, directors and sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

•	As a condition to the Forum IPO, all of the Founders Shares were placed into an escrow account and would be released from escrow only if specified conditions were met. In particular, subject to certain limited exceptions, all Founders Shares would be held in escrow for one year following the consummation of an initial business combination. However, 50% of the Founders Shares could be released from escrow immediately if the Forum Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period after the date of the consummation of an initial business combination. In connection with the Business Combination, Forum, the Sponsor, C1, Continental Stock Transfer & Trust Company, EBC and Clearlake entered into the Sponsor Earnout Letter and Amendment to Escrow Agreement, which amends the Escrow Agreement dated April 6, 2017, by and among the Sponsor, Forum and Continental Stock Transfer & Trust Company, to release all of the Founders Shares held by the Sponsor from escrow to enable: (a) cancellation of 1,078,125 Founders Shares immediately upon consummation of the Business Combination, (b) subjecting 2,156,250 Founders Shares to forfeiture in the event the earnout provisions of the Merger Agreement are not met by C1 and a 180-day lock-up period and (c) release of 1,078,125 Founders Shares from escrow immediately upon consummation of the Business Combination;

•	the Placement Units, including the Placement Shares, Placement Rights and Placement Warrants, purchased by the Sponsor will be worthless if a business combination is not consummated;

•	the Sponsor has agreed that the Placement Units, and all of their underlying securities, will not be sold or transferred by it until 30 days after Forum has completed a business combination, subject to limited exceptions;

•	the fact that Sponsor paid an aggregate of $25,000 for its Founders Shares and such securities will have a significantly higher value at the time of the Business Combination;

•	the fact that Sponsor has agreed not to redeem any of the Founders Shares and Placement Shares in connection with a stockholder vote to approve a proposed initial business combination;

•	if Forum does not complete an initial business combination by April 12, 2019, the proceeds from the sale of the Placement Units will be included in the liquidating distribution to Forum’s public stockholders and the Placement Rights and the Placement Warrants will expire worthless; and

•	if the Trust Account is liquidated, including in the event Forum is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Forum to ensure that the proceeds in the Trust Account are not reduced below $10.10 per Public Share by the claims of prospective target businesses with which Forum has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Forum, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

Total Company Shares to be Issued in the Business Combination

It is anticipated that, upon completion of the Business Combination, the Company’s public stockholders (other than investors in the PIPE Investment) will retain an ownership interest of approximately 27.5% in the

Combined Entity, the PIPE Investment investors will own approximately 25.8% of the outstanding common stock of the Combined Entity (such that public stockholders, including PIPE Investment investors, will own approximately 53.3% of the Combined Entity), the Sponsor will retain an ownership interest of approximately 2.5% in the Combined Entity and the C1 Equityholders will own approximately 44.1% of the outstanding common stock of the Combined Entity. This ownership interest assumes that no shares are elected to be redeemed and does not take into account Warrants to purchase common stock of the Combined Entity that may remain outstanding following the Business Combination.

These relative percentages reflects the automatic conversion of 17,872,500 Rights into approximately 1,787,250 shares of Class A Common Stock at the Closing. The ownership percentage with respect to the Combined Entity following the Business Combination assumes (i) no holders exercise redemption rights with respect to the Public Shares, and (ii) the UPO or the Warrants are not exercised. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by the Company’s existing stockholders in the Combined Entity will be different.

Sources and Uses for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination.

Sources		Uses
Existing Cash in Trust Account	$175	Cash Consideration to C1 Equityholders	$303
PIPE Investment	144	C1 Equityholders’ Retained Equity Value	311
C1 Equityholders’ Retained Equity Value	311	Operating Cash	25
Cash	10	C1 Debt Assumed (9/30/2017)	530
C1 Debt Assumed (9/30/2017)	530

Total Sources	$1,169	Total Uses	$1,169

Certificate of Incorporation; Bylaws

Pursuant to the Agreement and Plan of Merger, upon the closing of the Business Combination, Forum’s bylaws will be amended and restated promptly to:

•	reflect necessary changes and to be consistent with the proposed amended charter (for a full description of the proposed amendments to the charter see “The Post-Merger Charter Amendment Proposal;” and

•	make certain other changes that our board of directors deems appropriate for a public operating company.

Name; Headquarters

The name of the Combined Entity will be ConvergeOne, Inc. and its headquarters will be located at 3344 Highway 149, Eagan, Minnesota 55121.

Background of the Business Combination

Forum is a blank check company incorporated in Delaware on November 17, 2016, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Business Combination was the result of an extensive search for a potential transaction utilizing the network and investing and operating experience of our management team and Board. The terms of the Business Combination were the result of extensive negotiations between our Sponsor and Clearlake Capital. The following is a brief description of the background of these negotiations, the Business Combination and related transactions.

Prior to the consummation of our IPO, neither Forum, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Forum.

After our IPO, Forum commenced an active search for prospective businesses and assets to acquire. Management of Forum contacted and were contacted by a number of individuals and entities with respect to acquisition opportunities.

During that period, our management:

•	considered and conducted an analysis of over 209 potential acquisition targets (other than C1); and

•	ultimately engaged in detailed discussions, due diligence and negotiations with several target businesses or their representatives, entering into non-disclosure agreements with 17 of those potential acquisition targets and entering into one Letter of Intent for a business combination with a company (“Company A”) other than C1.

Company A is a specialty logistics provider. Over an approximately three-month period, Forum management and EBC, a financial advisor to Forum with respect to Company A, held numerous discussions and meetings with Company A management, controlling shareholders and lenders, including on-site visits at Company A’s executive offices and operating facilities. After completing its analysis, Forum determined that Company A did not represent the best opportunity for a successful business combination and management decided to focus on alternative opportunities.

On April 18, 2017, Marshall Kiev, Co-CEO and President of Forum, received an email from a representative of Evercore offering to discuss possible business combination opportunities for Forum. The Evercore representative indicated that he was aware of a company in the information technology services sector, C1, which he believed could be a potential merger partner for Forum. The Evercore representative indicated that he did not know if C1 would be interested in pursuing such a transaction but offered to reach out to the current owners to inquire about the opportunity if Forum had a strong interest in the sector. The Evercore representative also indicated that he had previously advised the majority stockholder of C1, Clearlake Capital Group, LP (“Clearlake”), in connection with Clearlake’s 2014 acquisition of C1 when he was employed by another financial institution.

On April 20, 2017, the Evercore representative organized a conference call with Messrs. Kiev, Stephen A. Vogel, Executive Chairman of Forum and David Boris, Forum’s Co-CEO and CFO. The Evercore representative discussed with Forum management C1’s operations and the business sectors in which it operates. Forum management expressed an interest in the opportunity. At a subsequent meeting at Evercore’s New York office on May 2, 2017, representatives of Evercore discussed the competitive landscape in the relevant industry sectors and C1’s positioning in these segments. Forum authorized Evercore to contact Clearlake and express its interest in exploring a potential business combination with C1.

On May 9, 2017 Messrs. Kiev, Vogel and Boris held a meeting attended by representatives of Evercore to discuss how C1 might be received by institutional investors as a public company. Following this meeting, Forum management held a conference call with representatives of Clearlake, which was attended by a representative of Evercore. During this call, the representatives of Clearlake provided background on their investment in C1 as well as expressing their willingness to explore a transaction in which Clearlake would retain control of C1 following the consummation of the business combination. The Forum management team and Clearlake discussed a potential business combination and both parties agreed to consider the matter further.

On May 19, 2017, to facilitate Forum’s diligence review with respect to a potential business combination involving C1, Forum entered into a non-disclosure agreement with C1 and began receiving and reviewing preliminary diligence materials. Following the execution of the non-disclosure agreement, Forum’s management team, commenced diligence efforts based on information provided by C1 and with the help of Evercore conducted research on C1, the industry in which C1 operates and comparable companies in the same sector as C1. This diligence review continued up through November 30, 2017.

On May 25, 2017, Messrs. Kiev, Vogel and Boris had a telephonic conference attended by representatives of Evercore, to review C1’s financial performance and to discuss the other companies in the same sector as C1.

On June 2, 2017, Messrs. Kiev, Vogel and Boris had a telephonic conference attended by representatives of Evercore to discuss preliminary feedback received from Clearlake regarding a potential business combination with Forum.

On June 9, 2017, Messrs. Kiev, Vogel and Boris had a telephonic conference attended by representatives of Evercore to prepare for a meeting with C1 and Clearlake that was scheduled to take place at Evercore’s offices on June 14, 2017. Representatives of Evercore discussed with Forum a potential capital structure for a possible transaction.

On June 14, 2017, Messrs. Kiev, Vogel and Boris met with Mr. John McKenna, CEO of C1 and representatives of Clearlake to discuss C1’s business in more detail and evaluate proposed deal structures. The meeting was attended by representatives of Evercore. Based on Clearlake’s expectations for the transaction, which it discussed at this meeting, the parties discussed the need to consummate a private financing in support of the transaction prior to the announcement of the transaction.

On June 16, 2017, Messrs. Kiev, Vogel and Boris had a telephonic conference attended by representatives of Evercore to review and discuss feedback received on June 15, 2017 from Clearlake regarding potential transaction structures and terms.

On June 20, 2017, Messrs. Kiev, Vogel and Boris had a telephonic conference attended by representatives of Evercore to review the possible responses to the feedback received on June 15, 2017 from Clearlake.

On June 27, 2017, the Board held a meeting in New York which Mr. Kiev, Mr. Vogel and Mr. Boris, were in attendance to discuss the status of the potential business combination with C1 and the contemplated transaction structure and terms. During this meeting, Mr. Kiev updated the Board on the status of the Forum’s review of potential acquisition targets, including the other potential targets in various stages of the pipeline and C1. Mr. Kiev updated the Board on the discussions with Clearlake regarding a potential business combination with C1, including the status of the Forum’s diligence to date and the then-current contemplated transaction structure and terms.

On July 24, 2017 and July 31, 2017, Messrs. Kiev, Vogel and Boris had a telephonic conference attended by representatives of Evercore to discuss a potential transaction structure and potential terms for a potential transaction with C1.

On August 1, 2017, through August 13, 2017 Forum began drafting a letter of intent in consultation with Ellenoff Grossman and Schole LLP, counsel to Forum. Messrs. Kiev, Vogel and Boris had a telephonic conference with representatives of Evercore to review and discuss the draft letter of intent.

On August 9, 2017 Messrs. Kiev, Vogel and Boris had a telephonic conference with the Board to discuss the status of the potential business combination with C1 and a potential transaction structure and potential terms.

On August 14, 2017, Messrs. Kiev, Vogel and Boris had a telephonic conference attended by representatives of Evercore to review and discuss the draft letter of intent.

On August 14, 2017, Forum submitted to Clearlake a proposed a non-binding letter of intent for a business combination with C1 (the “LOI”). This proposal included a $100 million private placement (the “PIPE”) to be committed prior to the execution of a definitive agreement related to a business combination with C1. The non-binding LOI also expressed the Company’s desire to continue diligence, and requested that C1 enter into exclusive negotiations with C1.

On August 18, 2017, Messrs. Kiev, Vogel and Boris had a telephonic conference attended by representatives of Evercore to discuss Clearlake’s comments and questions on the LOI that representatives of Clearlake provided to representatives of Evercore telephonically on August 17, 2017.

On August 18, 2017, Messrs. Kiev, Vogel and Boris had a telephonic conference attended by representatives of Clearlake and Evercore to discuss the LOI and the due diligence plan.

During the next several days, Forum and its representatives negotiated the proposed agreement and the LOI was executed on August 20, 2017. Immediately after the execution of the LOI, Forum and Evercore began work on arranging the required PIPE and continued the initial business due diligence analysis of C1.

On August 23, 2017 Mr. Kiev, sent an email to the Board with a copy of the executed LOI with C1 and background information about C1.

On August 24, 2017, Messrs. Kiev, Vogel and Boris had a telephonic conference attended by representatives of Evercore to discuss and propose to Clearlake and C1 a potential timeline to complete the proposed transaction.

On August 28, 2017, Messrs. Kiev, Vogel and Boris had a telephonic conference attended by representatives of Evercore to review the timeline of the proposed transaction.

Starting on August 29, 2017, through November 29, 2017, Messrs. Kiev, Vogel and Boris held regular telephonic conferences with representatives of Evercore, Messrs. McKenna and Nachbor and representatives of Clearlake. In addition, during this time, Evercore arranged meetings with prospective PIPE investors and, together with Ellenoff Grossman & Schole LLP, Cooley LLP and Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Evercore, negotiated non-disclosure agreements with the prospective PIPE investors. C1 and Forum, together with their respective counsel, also prepared, and representatives of Evercore reviewed, information concerning the proposed PIPE financing and C1 to deliver to the prospective PIPE investors (the “PIPE Materials”).

On August 30, 2017, Messrs. Vogel, Kiev, Boris met with Mr. McKenna and Mr. Jeff Nachbor, CFO of C1, at the recently acquired network operations center of Strategic Products and Services in New Jersey. The meeting was attended by a representative of Evercore. During this meeting, the management of C1 provided the Forum team with a detailed update on C1 operations and financial performance including the results of three acquisitions that C1 had recently closed or was in the process of completing in the third quarter of 2017.

During September and October, Forum and its financial advisors worked on arranging the financing necessary to complete the business combination with C1.

On September 4, 2017, Ellenoff Grossman & Schole LLP with input from Forum provided Cooley LLP, counsel to C1, a due diligence request list.

On September 6, 2017, Mr. Kiev, sent an email to the Board informing them that Evercore has started to market the PIPE on behalf of Forum and provide them a copy of the PIPE materials.

Starting on September 13, 2017 Messrs. Boris, Kiev and McKenna met, with a representative of Evercore in attendance, prospective PIPE investors in New York City, Boston and Connecticut and held telephonic conferences to discuss their interest in the PIPE. During these meetings, Messrs. Boris, Kiev and McKenna reviewed with the prospective PIPE investors certain information regarding C1’s business. The feedback and responses received from the potential investors regarding a potential business combination between the Company and C1 was generally positive.

On September 24, 2017, Mr. Kiev, sent an email to the Board containing the investor presentation and the PIPE Materials.

On October 4, 2017, Evercore discussed with representatives of Forum publicly available financial information about other companies in the same sector as C1.

On October 8, 2017, Mr. Kiev updated the Board on the PIPE marketing efforts and provided it with publicly available financial information about other companies in the same sector as C1.

October 13, 2017, Messrs. Kiev, Vogel and Boris held a telephonic conference with the Board to discuss the status of the potential business combination with CI, the contemplated transaction structure and terms. In addition, the Board discussed the status of the discussions with prospective investors in the PIPE. During this meeting, the Board discussed obtaining a fairness opinion and Mr. Boris updated the Board on his interviews with several potential financial advisor candidates. After the Board discussed the strengths and weaknesses of each financial advisor, the Board selected Cassel Salpeter, an independent investment banking firm, to render an opinion to the Board as to consideration to be issued and paid by Forum in the potential business combination was fair, from a financial point of view, to Forum and whether C1 had a fair market value equal to at least 80% of the balance of funds in Forum’s trust account. The Board then authorized Mr. Boris to contact representatives of Cassel Salpeter to finalize the terms of its engagement with Forum.

In late October and early November, management of Forum and Clearlake discussed the potential benefits of increasing the amount of capital being raised in the PIPE transaction in excess of $100 million. The parties agreed that having secured a substantial amount of institutional interest in the proposed business combination before the execution of the definitive agreement would be a substantial benefit to Forum. Based on these discussions, Forum management agreed to make a substantial portion of the Founder Shares subject to CI achieving the negotiated earn-out targets following the consummation of the business combination. Clearlake agreed to partially reduce its potential earn-out shares to allow Forum management to regain a portion of these shares if the earn-out targets were achieved. Forum and its advisors worked with Clearlake over the next several weeks to determine a structure for the earn-out shares that would achieve the goals of each party.

On October 20, 2017, Cowen & Company (“Cowen”) was engaged to provide additional capital markets advisory services including with respect to the contemplated PIPE. Forum management, CI management, with representatives of Evercore and Cowen in attendance, met with certain institutional investors in New York and Boston with respect to the PIPE.

On November 1, 2017, Messrs. Kiev, Vogel and Boris had a telephonic conference with representatives of Cowen, Evercore and EBC to review new potential terms for the PIPE, including the restructuring of the Founders Shares.

On November 7, 2017, Messrs. Kiev, Vogel and Boris had a telephonic conference with the Board to discuss the status of the potential business combination with CI and the contemplated transaction structure and terms.

On November 9, 2017, EBC was engaged to provide additional capital markets advisory services including the contemplated PIPE financing. Forum management, CI management and representatives of Evercore and EarlyBird spoke with certain institutional investors with respect to the PIPE.

On November 9, 2017 Mr. Kiev sent an email to the Board with the updated terms of the PIPE and the updated public company comparable analysis and the status of the potential business combination with CI.

On November 10, 2017, Ellenoff Grossman & Schole LLP provided an initial draft of the Merger Agreement to Cooley LLP and Hogan Lovells LLP, counsel to Clearlake. Between November 10, 2017 and November 29, 2017, representatives of Forum, representatives of CI and representatives of Ellenoff Grossman & Schole LLP, Cooley LLP, and Hogan Lovells LLP, negotiated the terms of the definitive Merger Agreement and Related Agreements. The parties of held various telephonic conferences to discuss and resolve the remaining open issues. In addition Forum, Evercore and representatives of Ellenoff Grossman & Schole LLP, Fried, Frank, Harris, Shriver & Jacobson LLP, and Cooley LLP also negotiated subscription agreements and other documentation with the prospective Investors in the PIPE.

On November 13, 2017, Cassel Salpeter was engaged to determine if the consideration to be issued and paid by Forum in the proposed business combination was fair, from a financial point of view, to Forum and whether C1 had a fair market value equal to at least 80% of the balance in the trust account.

On November 19, 2017, Mr. Kiev sent an email to the Board with a then-current Merger Agreement.

On November 20, 2017, Messrs. Kiev, Vogel and Boris had a telephonic conference with the Board and a representative of Evercore and representatives from Ellenoff Grossman and Schole LLP to review the transaction with CI, a review of the public comparable and review a draft of the Merger Agreement, a draft of which was provided to the Board in advance of the meeting, and highlighted the open issues in the Merger Agreement for the Board. Representatives of Ellenoff Grossman & Schole LLP reviewed with the Board the terms of the Business Combination, including the Merger Agreement and the Related Agreements, copies of all of which were provided to the Board in advance of the meeting.

On November 23, 2017, Mr. Kiev sent an email to the Board with a revised draft of the Merger Agreement for their review.

On November 24, 2017, Mr. Kiev sent an email to the Board with a draft fairness opinion from Cassel Salpeter.

On November 26, 2017, Messrs. Kiev, Vogel and Boris had a telephonic conference with the Board and a representative of Evercore, representatives from Ellenoff Grossman and Schole LLP, Messrs. James Cassel, Scott Salpeter and Marcus Wei from Cassel Salpeter. The Board discussed transaction terms and evaluate the Business Combination. Representatives of Cassel Salpeter provided a presentation to the Board, a copy of which was provided to the Board in advance of the meeting, regarding Cassel Salpeter’s financial analysis with respect to Forum, C1 and the Business Combination. Thereafter, Cassel Salpeter rendered its oral opinion to the Board, (which was confirmed in writing by delivery of Cassel Salpeter’s written opinion dated the same date), as to, as of November 26, 2017, (i) the fairness, from a financial point of view, to Forum of the Total Consideration to be paid by Forum in the Business Combination and (ii) whether C1 had a fair market value equal to at least 80% of the balance of funds in Forum’s trust account. The full text of the written opinion of Cassel Salpeter, which describes, among other things, the assumptions, qualifications, limitations and other matters considered in connection with the preparation of its opinion is attached as Annex F.

On November 30, 2017, the parties executed the Merger Agreement and the Subscription Agreements and other documentation related thereto. On the morning of December 1, 2017, before the stock market opened, Forum and ConvergeOne each announced the execution of the Master Transaction Agreement and the Business Combination.

Satisfaction of 80% Test

It is a requirement under Nasdaq listing rules that any business acquired by Forum have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of C1 considered in approving the transaction, including primarily a comparison of comparable companies, the Forum’s board of directors determined that C1 had a fair market value of approximately $1.14 billion. As of November 30, 2017, the date the Merger Agreement was executed, the balance of the funds in the Trust Account was approximately $174.8 million and the threshold amount for satisfaction of the 80% test was therefore approximately $170,156,000. Accordingly, the Forum’s board of directors determined that such test was met. Forum’s board of directors believes that the financial skills and background of its members qualify it to conclude that the Business Combination with met this test.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse merger” in accordance with U.S. GAAP. Under this method of accounting Forum will be treated as the “acquired” company for financial reporting purposes. This determination primarily based on C1 stockholders having a majority of the voting power of the combined company, C1 comprising the ongoing operations of the combined entity, C1 comprising a majority of the governing body of the combined company, and C1’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of C1 issuing stock for the net assets of Forum, accompanied by a recapitalization. The net assets of Forum will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the business combination will be those of C1.

Potential Purchases of Public Shares

In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor, directors, officers, or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of Forum’s directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of Forum’s shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and would include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that the Sponsor, directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the Trust Account.

The purpose of such purchases would be to increase the likelihood of obtaining stockholder approval of the Business Combination or, where the purchases are made by the Sponsor, directors, officers or advisors or their respective affiliates, to satisfy a closing condition in an agreement related to the Business Combination.

The Board’s Reasons for Approval of the Business Combination

Forum was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. Forum has sought to capitalize on the ability of its management team to identify, acquire and partner with management to operate a business. Forum intended to focus on companies that have an enterprise value of $250 to 500 million or more, that are U.S.-based, have excellent management teams, have growth potential, and that would benefit from access to capital to fund acquisitions or working capital for organic growth.

The Business Combination was the result of a thorough search for a potential transaction utilizing the extensive network and investing and operating experience of Forum’s management team and board of directors. The terms of the Business Combination were the result of thorough negotiations between the representatives of Forum, C1 and Clearlake.

From the date of its IPO through execution of the Merger Agreement on November 30, 2017, Forum identified, evaluated and contacted over 209 potential acquisition target companies. In considering the proposed Business Combination, Forum’s Board considered in particular the following positive factors, although not weighted or in any order of significance:

•	Leading Middle-Market Business and Attractive Financial profile. C1 is a leading IT services provider of collaboration and technology solutions for large and medium enterprises. They serve clients through their comprehensive engagement model which includes the full lifecycle of services from consultation and design through implementation, optimization, and ongoing support. They have deep technical expertise which enables them to deliver complex, multi-vendor solutions across a number of delivery models, including on-premise and in private, hybrid, C1 Cloud, and public cloud environments.

•

Proven Track Record and Strong Management Team. C1 is led by a highly experienced management team that has transformed C1’s business to serve to deliver complex, multi-vendor solutions across a number of delivery models, including on-premise and in private, hybrid, C1 Cloud, and public cloud environments. C1 served over 2,900, 3,400, and 3,700 clients in 2014, 2015, and 2016, respectively.

From 2014 to 2016, they served 52% of the Fortune 100, 40% of the Fortune 500, and 32% of the Fortune 1000. Their technical expertise and client-centric culture have led to long-standing, and expanding client relationships. With more than 1,180 highly skilled engineers and consulting professionals and approximately 290 sales professionals, they are able to deliver customized services and technology offerings to address the specific needs of their clients.

•	Strong Competitive Position. Forum focused on C1’s growing market position in their respective category within the IT Services industry. Forum believes that they have some intellectual property advantages when compared to their competitors, which may help to protect their market position and profitability. Forum believes that C1 has a much large scale potential and will benefits by having long-standing vendor relationships and a diverse customer.

•	Opportunity for Significant Revenue and Earnings Growth. C1 has the potential for significant revenue and earnings growth through a combination of organic growth, an acquisition opportunities. Forum believes C1 will continue to grow organically by further penetrating existing customers, expanding its customer base and developing and expanding its cross-selling efforts. C1 also aims to continue to opportunistically acquire high-quality businesses that meet its stringent acquisition criteria. C1 has an identified pipeline of potential acquisition candidates that C1’s management is focused on successfully executing over the next several years. Forum believes that C1, under new public ownership, will be able to access more efficient capital to provide currency for its consolidation strategy to further increase revenues and shareholder value.

•	Benefit from Being a Public Company. Forum believes that C1 under new public ownership will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenues and shareholder value and will benefit from being publicly traded and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

Opinion of Financial Advisor to the Board of Directors of Forum

On November 26, 2017, Cassel Salpeter rendered its oral opinion to the Forum board (which was confirmed in writing by delivery of Cassel Salpeter’s written opinion dated such date), that, as of November 26, 2017, (i) the Total Consideration to be issued and paid to the ConvergeOne shareholders in the Mergers pursuant to the Merger Agreement was fair, from a financial point of view, to Forum and (ii) ConvergeOne had a fair market value equal to at least 80% of the balance of funds in Forum’s trust account.

The summary of Cassel Salpeter’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex F to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Cassel Salpeter in preparing its opinion. However, neither Cassel Salpeter’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to any of Forum’s stockholders or any other security holders as to how such holder should vote or act with respect to any matter relating to the Mergers or otherwise.

The opinion was addressed to the Forum board for the use and benefit of the members of the Forum board (in their capacities as such) in connection with the Forum board’s evaluation of the Mergers. Cassel Salpeter’s opinion should not be construed as creating any fiduciary duty on Cassel Salpeter’s part to Forum or any other party to the Merger Agreement, any security holder of Forum or such other party, any creditor of Forum or such other party, or any other person. Cassel Salpeter’s opinion was just one of the several factors the Forum board took into account in making its determination to approve the Mergers, including those described elsewhere in this proxy statement/prospectus.

Cassel Salpeter’s opinion only addressed whether, as of the date of the opinion, (i) the Total Consideration to be issued in the Mergers pursuant to the Merger Agreement was fair, from a financial point of view, to Forum and (ii) ConvergeOne had a fair market value equal to at least 80% of the Trust Fund. It did not address any other terms, aspects, or implications of the Mergers or the Merger Agreement, including, without limitation, (i) any term or aspect of the Mergers that was not susceptible to financial analyses, (ii) other than assuming the consummations thereof prior to the Transaction, the PIPE Investment, (iii) the redemption obligations of Forum under its organizational documents (the “Redemption”), (iv) the fairness of the Mergers, or all or any portion of the Total Consideration, to any other security holders of Forum, ConvergeOne or any other person or any creditors or other constituencies of Forum, ConvergeOne or any other person, (v) the appropriate capital structure of Forum or ConvergeOne or whether Forum should be issuing debt or equity securities or a combination of both in the Mergers, (vi) any capital raising or financing transaction contemplated by Forum or ConvergeOne, nor (vii) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Mergers or any class of such persons, relative to the total consideration in the Mergers pursuant to the Merger Agreement, or otherwise or of any other agreements or other arrangements entered into in connection with, or contemplated by the Merger Agreement including, without limitation, the Voting Agreement or the Registration Rights Agreement to be entered into in connection with the Mergers. Cassel Salpeter did not express any opinion as to what the value of shares of Forum’s Class A common stock actually will be when issued to the holders of ConvergeOne’s securities pursuant to the Merger or the prices at which shares of Forum Class A common stock may trade, be purchased or sold at any time , and Cassel Salpeter made no representation or warranty regarding the adequacy of its opinion or the analyses underlying its opinion for the purpose of Forum’s compliance with the terms of its Amended and Restated Certificate of Incorporation, the rules of any securities exchange or any other general or particular purpose..

Cassel Salpeter was not requested to, nor did Cassel Salpeter, seek alternative candidates for a transaction with Forum. Cassel Salpeter’s opinion did not address the relative merits of the Mergers as compared to any alternative transaction or business strategy that might exist for Forum, including the liquidation of Forum’s trust account or any Redemption, or the merits of the underlying decision by the Forum Board or Forum to engage in or consummate the Mergers. The structuring of the Mergers and the financial and other terms of the Mergers were determined pursuant to negotiations between the parties to the Merger Agreement without our participation and were not determined by or pursuant to any recommendation from Cassel Salpeter.

Cassel Salpeter’s analysis and opinion were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of the opinion. Accordingly, although subsequent developments could arise that would otherwise affect its opinion, Cassel Salpeter did not assume any obligation to update, review, or reaffirm its opinion to the Forum board or any other person or otherwise to comment on or consider events occurring or coming to Cassel Salpeter’s attention after the date of the opinion.

In arriving at its opinion, Cassel Salpeter made such reviews, analyses, and inquiries as Cassel Salpeter deemed necessary and appropriate under the circumstances. Among other things, Cassel Salpeter:

•	Reviewed a draft, dated November 25, 2017 of the Merger Agreement.

•	Reviewed certain publicly available financial information and other data with respect to Forum that Cassel Salpeter deemed relevant.

•	Reviewed certain other information and data with respect to Forum and ConvergeOne made available to us by Forum and ConvergeOne, including the audited financial statements of Forum for the years ended December 31, 2015 and 2016, the unaudited financial statements of ConvergeOne for the nine months ended September 30, 2017, selected pro forma unaudited financial information of ConvergeOne for the twelve months ended September 30, 2017 (the “Pro Forma Historical”), selected pro forma financial information of ConvergeOne for the twelve months ending December 31, 2017 (the “Pro Forma 2017, and together with the Pro forma Historical, the “Pro Forma Financials”), and selected projected financial information of ConvergeOne for the years ending December 31, 2018 through 2020 (the “Limited Projections”).

•	Reviewed the minimum EBITDA Earnout targets using the Measurement Methodologies (as defined in the Merger Agreement) for any applicable Measurement Date occurring within the respective calendar years 2018, 2019, and 2020 which must be met for ConvegeOne’s securityholders to receive the Earnout Consideration (the “EBITDA Targets”)

•	Considered and compared the financial and operating performance of ConvergeOne with that of companies with publicly traded equity securities that we deemed relevant.

•	Considered the publicly available financial terms of certain transactions that we deemed relevant.

•	Compared the implied enterprise value reference ranges of ConvergeOne to the balance, as provided by Forum management, in Forum’s trust fund.

•	Discussed the business, operations, and prospects of Forum and ConvegeOne and the proposed Merger with Forum’s and ConvergeOne’s management and certain of Forum’s and ConvergeOne’s representatives.

•	Conducted such other analyses and inquiries, and considered such other information and factors as Cassel Salpeter deemed appropriate.

For purposes of its analysis and opinion, Cassel Salpeter assumed, at the direction of the Forum board, that the Cash Consideration would be $274,000,000 and the Stock Consideration would be 39,800,000 shares of Class A common stock of Forum valued at $10.13 per share and, the contingent consideration would be the right to receive up to an additional $99,000,000 in cash and 9,900,000 additional shares of Class A common stock of the Company. In addition, for purposes of its analysis and opinion Cassel Salpeter, with the Forum board’s consent, evaluated whether, as of the date of its opinion, ConvergeOne had a fair market value equal to at least 80% of the balance in Forum’s trust account solely upon the basis of a comparison of the implied enterprise value reference range indicated by Cassel Salpeter’s financial analysis with the balance of funds in Forum’s trust account, which the Forum board advised Cassel Salpeter and Cassel Salpeter, for purposes of its analysis and opinion, with the Forum board’s consent, assumed did not and would not exceed $174,964,734. Cassel Salpeter in addition assumed, for purposes of its analysis and opinion, at the direction of the Forum’s management that the liquidation value per share of Forum Class A common stock was equal to $10.13 (the “Per Share Liquidation Value”) and was the fair market value of such shares and was a reasonable basis upon which to evaluate Forum Class A common stock and the Company.

In arriving at its opinion, Cassel Salpeter, with the Forum board’s consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to, or discussed with, Cassel Salpeter or available from public sources, and Cassel Salpeter further relied upon the assurances of Forum’s and ConvergeOne’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. Cassel Salpeter also relied upon, without independent verification, the assessments of the management of Forum and ConvergeOne as to ConvergeOne’s existing and future technology, products, projects, and services (including, without limitation, the development, testing, marketing, and life of such technology, products, projects, and services), and Cassel Salpeter assumed, at the Forum board’s direction, that there would be no developments with respect to any such matters that would adversely affect Cassel Salpeter analysis or opinion. Cassel Salpeter is not a legal, tax, accounting, environmental, or regulatory advisor and, Cassel Salpeter did not express any views or opinions as to the tax treatment that will be required to be applied to the Mergers or any legal, tax, accounting, environmental, or regulatory matters relating to Forum, ConvergeOne, the Mergers, or otherwise. Cassel Salpeter relied as to all legal, tax and accounting matters on advice of the Forum’s management and Forum’s third-party legal, tax and accounting advisors. Cassel Salpeter understood and assumed that Forum had obtained or would obtain such advice as it deems necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, and other professionals.

The Forum board advised Cassel Salpeter and Cassel Salpeter assumed that the Pro forma Financials and the Limited Projections constitute ConvergeOne’s financial reports and projections for the periods indicated and were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of ConvergeOne with respect to the future financial performance of ConvergeOne, and that such information provided a reasonable basis upon which to analyze and evaluate ConvergeOne and form an opinion. Cassel Salpeter expressed no view with respect to the Pro Forma Financials, Limited Projections, EBITDA Targets, or Measurement Methodologies, or the assumptions on which they were based. In that regard, Cassel Salpeter assumed, with the Forum board’s consent, that the EBITDA Targets shall be achieved at the amounts and at the times contemplated. Neither Forum nor ConvergeOne provide Cassel Salpeter with any projections of future financial performance or operating results to review in connection with preparation of the Cassel Salpeter opinion, other than the Limited Projections. Cassel Salpeter did not evaluate the solvency or creditworthiness of Forum, ConvergeOne or any other party to the Merger, the fair value of Forum, ConvergeOne or any of their respective assets or liabilities, or whether Forum or ConvergeOne or any other party to the Merger was paying or receiving reasonably equivalent value in the Mergers under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor did Cassel Salpeter evaluate, in any way, the ability of Forum, ConvergeOne or any other party to the Mergers pay their obligations when they come due. Cassel Salpeter did not physically inspect Forum’s, ConvergeOne’s properties or facilities and did not make or obtain any evaluations or appraisals of the Forum’s or ConvergeOne’s assets or liabilities, (including any contingent, derivative, or off-balance-sheet assets and liabilities). Cassel Salpeter did not attempt to confirm whether Forum and ConvergeOne had good title to their respective assets. Cassel Salpeter assumed that all material assets and liabilities (contingent on otherwise) of Forum and ConvergeOne were as set forth in the financial statements and information provided to Cassel Salpeter or that were publicly available. Cassel Salpeter’s role in reviewing any information was limited solely to performing such reviews as Cassel Salpeter deemed necessary to support its own advice and analysis and was not on behalf of the Forum board, Forum, or any other party.

Cassel Salpeter assumed, with the Forum board’s consent, that the Mergers would be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Mergers, no delay, limitation, restriction, or condition would be imposed that would have an adverse effect on Forum, its stockholders, ConvergeOne, the Mergers or the expected benefits of the Mergers. Cassel Salpeter also assumed, with the Forum board’s consent, that the final executed forms of the Agreement and all ancillary agreements would not differ in any material respect from the drafts Cassel Salpeter reviewed and that the Mergers would be consummated on the terms set forth in the Merger Agreement without waiver, modification, or amendment of any term, condition, or agreement thereof that is material to Cassel Salpeter’s analyses or opinion. Without limitation to the foregoing, Cassel Salpeter with the Forum board’s consent, further assumed that any adjustments to the Total Consideration in accordance with the Merger Agreement or otherwise would not be material to Cassel Salpeter’s analysis or opinion. Cassel Salpeter also assumed that the representations and warranties of the parties to the Merger Agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Merger Agreement. Cassel Salpeter offered no opinion as to the contractual terms of the Merger Agreement or the likelihood that the conditions to the consummation of the Mergers set forth in the Merger Agreement would be satisfied. Cassel Salpeter was not asked and offered no opinion as to whether the criteria for the Earnout Consideration would be met. We have further assumed that for U.S. federal tax income purposes the Mergers shall qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

In connection with preparing its opinion, Cassel Salpeter performed a variety of financial analyses. The following is a summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion. It is not a complete description of all analyses underlying such opinion. The preparation of an opinion is a complex process involving quantitative and qualitative judgments and determinations with respect to financial, comparative and other analytical methods employed and adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Cassel Salpeter’s opinion nor the respective analyses underlying its opinion is readily susceptible to partial analysis or summary description. In arriving at its opinion, Cassel Salpeter assessed as a whole the results of all analyses undertaken by it with respect to the opinion. While it took into account the results of each analysis in reaching its overall conclusions, Cassel Salpeter did not make separate or quantifiable judgments regarding individual analyses and did not draw, in isolation, conclusions from or with regard to any individual analysis or factor. Therefore, Cassel Salpeter believes that the analyses underlying the opinion must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors underlying the opinion collectively, could create a misleading or incomplete view of the analyses performed by Cassel Salpeter in preparing the opinion.

For purposes of its analyses, Cassel Salpeter reviewed a number of financial metrics, including the following:

EBITDA — generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.

Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and minority interests less the amount of cash on its balance sheet).

The implied value reference ranges indicated by Cassel Salpeter’s analyses are not necessarily indicative of actual values nor predictive of future results, which may be significantly more or less favorable than those suggested by such analyses. Much of the information used in, and accordingly the results of, Cassel Salpeter’s analyses are inherently subject to substantial uncertainty.

The following summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion includes information presented in tabular format. The tables alone do not constitute a complete description of these analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses Cassel Salpeter performed.

For purposes of its analyses, Cassel Salpeter considered the implied values of the Merger Consideration and Total Consideration to be issued and paid in the Mergers of $677,000,000 and $876,000,000, respectively, based on the assumption that the entire amount of the earnout consideration would be issued in accordance with the Merger Agreement, and based upon the liquidation value per share of Forum Class A common stock of $10.13, which Forum advised Cassel Salpeter, and Cassel Salpeter, with the consent of the Forum board assumed, was a reasonable basis upon which to evaluate the Forum Class A common stock and Forum.

Unless the context indicates otherwise, (1) share prices for the selected companies used in the selected companies analysis described below were as of November 26, 2017, (2) estimates of financial performance for the selected companies listed below for the years ending December 31, 2017, 2018 and 2019 were based on publicly available research analyst estimates for those companies, (3) estimates of financial performance for ConvergeOne for the year ending December 2017 were based on the Pro Forma 2017 financial information, (4) estimates of financial performance for ConvergeOne for the years ending December 31, 2018 to 2020 were based on the Limited Projections, and (5) the relevant values for the selected transactions analysis described below were calculated on an enterprise value basis based on the consideration proposed to be paid in the selected transactions.

Discounted Cash Flows Analysis

Cassel Salpeter performed a discounted cash flow analysis of ConvergeOne based on the Limited Projections. In performing this analysis, Cassel Salpeter applied discount rates ranging from 9.10% to 10.10% and perpetuity growth rates ranging from 2.75% to 3.25%. This analysis indicated an implied equity value reference range of $675,100,000 to $961,800,000 for ConvergeOne, as compared to the implied values of the Merger Consideration and Total Consideration of $677,000,000 and $876,000,000, respectively.

Selected Companies Analysis

Cassel Salpeter considered certain financial data for ConvergeOne and selected companies with publicly traded equity securities Cassel Salpeter deemed relevant.

The selected companies with publicly traded equity securities were classified into two groups:

BPO Services/Integrators (BPOs)

•	Accenture plc

•	Cognizant Tech Solutions Corp.

•	DXC Technology Company

•	Capgemini SE

•	Wipro Limited

•	CGI Group, Inc.

•	Virtusa Corporation

•	Perficient, Inc.

•	The Hackett Group, Inc.

VARS

•	CDW Corporation

•	Presidio, Inc.

•	Insight Enterprises, Inc.

•	ePlus, Inc.

The financial data reviewed included:

•	Enterprise Value as multiple of projected EBITDA for 2017, or “2017P EBITDA.”

•	Enterprise Value as multiple of projected EBITDA for 2018, or “2018P EBITDA.”

•	Enterprise Value as multiple of projected EBITDA for 2019, or “2019P EBITDA.”

Cassel Salpeter calculated the following multiples with respect to the BPO selected companies:

Enterprise Value as a Multiple of	High	Mean	Median	Low
2017P EBITDA	22.4x	12.3x	10.7x	8.7x
2018P EBITDA	15.8x	10.7x	10.1x	7.0x
2019P EBITDA	12.9x	9.9x	9.6x	6.4x

Cassel Salpeter calculated the following multiples with respect to the VAR selected companies:

Enterprise Value as a Multiple of	High	Mean	Median	Low
2017P EBITDA	12.8x	10.4x	10.7x	7.5x
2018P EBITDA	11.4x	9.6x	10.1x	6.9x
2019P EBITDA	10.1x	9.2x	9.2x	8.4x

Taking into account the results of the selected companies analysis, Cassel Salpeter applied multiples of 10.5x to 11.5x to ConvergeOne’s projected pro forma 2017P EBITDA; 9.5x to 10.5x to ConvergeOne’s projected 2018P EBITDA; and 9.0x to 10.0x to ConvergeOne’s projected 2019P EBITDA. This analysis indicated an implied equity value reference range of $860,800,000 to $1,004,500,000 for ConvergeOne, as compared to the implied values of the Merger Consideration and Total Consideration of $677,000,000 and $876,000,000, respectively.

None of the selected companies have characteristics identical to ConvergeOne. An analysis of selected publicly traded companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed.

Selected Transactions Analysis

Cassel Salpeter considered certain financial data for ConvergeOne and the financial terms of the following business transactions Cassel Salpeter deemed relevant. The financial data reviewed included Enterprise Value as a multiple of last twelve months, or “LTM,” revenue. The selected transactions were:

	Target	Acquiror
BPO Services/Integrators

	NCI, Inc.	H.I.G. Capital, LLC; HIG Middle Market LBO Fund II

	Datalink Corporation	Insight Enterprises, Inc.

	Collaborate Consulting, LLC	CGI Technologies and Solutions, Inc.

	Netech Corporation	Aegis Holdings, Inc. (nka: Presidio, Inc.)

	Blue Star Infotech Limited	Blue Star Limited

	iGATE Corporation	Capgemini North American, Inc.

	Granite Business Solutions, Inc.	ePlus Technology, Inc.

VARs

	Westcon Group, Inc.	SYNNEX Corporation

	Brocade Communications Systems, Inc.	LSI Corporation; Broadcom Corporation

	Enterasys Network, Inc.	Extreme Networks, Inc.

	Softchoice Corporation	Birch Hill Equity Partners Management Inc.; Birch Hill Equity Partners IV, LP.

Cassel Salpeter calculated the following multiples with respect to the BPO selected transactions:

	High	Mean	Median	Low
Enterprise Value as a Multiple of LTM EBITDA	17.9x	12.2x	10.7x	9.4x

Cassel Salpeter calculated the following multiples with respect to the VAR selected transactions:

	High	Mean	Median	Low
Enterprise Value as a Multiple of LTM EBITDA	12.0x	9.3x	9.5x	6.3x

Taking into account the results of the selected transactions analysis, Cassel Salpeter applied multiples of 10.0x to 11.0x to ConvergeOne’s projected pro forma 2017 EBITDA, which indicated an implied equity value reference range of $797,800,000 to $929,800,000, for ConvergeOne, as compared to the implied value of the consideration of $677,000,000 to $876,000,000.

None of the ConvergeOne companies or transactions in the selected transactions have characteristics identical to ConvergeOne or the proposed Transactions. Accordingly, an analysis of selected business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the ConvergeOne companies in the selected transactions and other factors that could affect the respective acquisition values of the transactions reviewed.

Implied Value Reference Range of ConvergeOne Compared to Trust Fund Balance

Cassel Salpeter compared of the implied enterprise value reference range indicated by its financial analyses for ConvergeOne with the balance of the funds remaining in Forum’s trust account. Taking into account the results of the discounted cash flow, selected companies and selected transactions analyses described above, Cassel Salpeter calculated an implied Enterprise Value reference range of $1,197,300,000 to $1,526,700,000 for ConvergeOne, as compared to the balance of the funds remaining in Forum’s trust account, which Forum advised Cassel Salpeter and Cassel Salpeter, for purposes of its analysis and opinion, assumed did not and would not exceed $174,964,734.

Other Matters Relating to Cassel Salpeter’s Opinion

As part of its investment banking business, Cassel Salpeter regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements and other purposes. Cassel Salpeter is a recognized investment banking firm that has substantial experience in providing financial advice in connection with mergers, acquisitions, sales of companies, businesses and other assets and other transactions. Cassel Salpeter received a fee of $125,000 for rendering its opinion, no portion of which was contingent upon the completion of the Mergers. In addition, Forum agreed to reimburse Cassel Salpeter for certain expenses incurred by it in connection with its engagement and to indemnify Cassel Salpeter and its related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion. In accordance with Cassel Salpeter’s policies and procedures, a fairness committee of Cassel Salpeter was not required to, and did not, approve the issuance of Cassel Salpeter’s opinion.

Certain Material U.S. Federal Income Tax Considerations of the Redemption

The following discussion is a summary of U.S. federal income tax considerations for holders of our Common Stock that elect to have their Common Stock redeemed pursuant to the Redemption. This summary is based upon the Code the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax considerations described below. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, mutual funds, pension plans, S corporations, broker-dealers, traders in securities that elect mark-to-market treatment, regulated investment companies, real estate investment trusts, trusts and estates, partnerships and their partners and tax-exempt organizations (including private foundations) and investors that will hold our Common Stock as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale,” or other integrated transaction for U.S. federal income tax purposes, investors subject to the alternative minimum tax provisions of the Code, U.S. Holders (as defined below) that have a functional currency other than the United States dollar, U.S. expatriates, investors that actually or constructively own 5 percent or more of our Common Stock, and Non-U.S. Holders (as defined below, and except as otherwise discussed below), all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary addresses only the federal income tax laws of the United States and does not discuss any state, local, or non-United States tax considerations, any non-income tax (such as gift or estate tax) considerations, alternative minimum tax or the Medicare tax on net investment income. In addition, this summary is limited to investors that hold our Common Stock as “capital assets” (generally, property held for investment) under the Code.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Common Stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner of a partnership holding our Common Stock, you are urged to consult your tax advisor regarding the tax consequences of a redemption.

WE URGE HOLDERS OF OUR COMMON STOCK CONTEMPLATING EXERCISE OF THEIR REDEMPTION RIGHTS TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Federal Income Tax Considerations to U.S. Holders

This section is addressed to U.S. Holders of our Common Stock that elect to have their Common Stock redeemed pursuant to the Redemption. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Common Stock who or that is:

•	an individual who is a United States citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

Redemption of Common Stock

In the event that a U.S. Holder’s Common Stock is redeemed pursuant to the Redemption, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the Redemption qualifies as a sale of the Common Stock under Section 302 of the Code. Whether the Redemption qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder as a result of owning warrants) relative to all of our shares both before and after the Redemption. The Redemption generally will be treated as a sale of the Common Stock (rather than as a distribution) if the Redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also shares of our stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Common Stock which could be acquired pursuant to the exercise of the warrants. In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the Redemption must, among other requirements, be less than 80% of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the Redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of our stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other stock. The Redemption will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the Redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests are satisfied, then the Redemption will be treated as a distribution and the tax effects will be as described below under “U.S. Federal Income Tax Considerations to U.S. Holders—Taxation of Distributions.” U.S. Holders of our Common Stock considering exercising their redemption rights should consult their own tax advisors as to whether the Redemption will be treated as a sale or as a distribution under the Code.

Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Common Stock

If the Redemption qualifies as a sale of Common Stock, a U.S. Holder must treat any gain or loss recognized upon a sale, taxable exchange or other taxable disposition of our Common Stock as capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Stock so disposed of exceeds one year. Generally, a U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the sum of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in its Common Stock generally will equal the U.S. Holder’s acquisition cost less any prior distributions treated as a return of capital. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.

Taxation of Distributions

If the Redemption does not qualify as a sale of Common Stock, the U.S. Holder will be treated as receiving a distribution. In general, any distributions to U.S. Holders generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock and will be treated as described under “U.S. Federal Income Tax Considerations to Forum U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.”

Dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder may constitute “qualified dividends” that will be taxable at a reduced rate.

U.S. Federal Income Tax Considerations to Non-U.S. Holders

This section is addressed to Non-U.S. Holders of our Common Stock that elect to have their Common Stock redeemed pursuant to the Redemption. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner (other than a partnership) that is not a U.S. Holder. The characterization for federal income tax purposes of the Redemption generally will correspond to the United States federal income tax characterization of the Redemption as described under “U.S. Federal Income Tax Considerations to U.S. Holders.”

Non-U.S. Holders of our Common Stock considering exercising their redemption rights should consult their own tax advisors as to whether the Redemption will be treated as a sale or as a distribution under the Code.

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock

If the redemption qualifies as a sale of Common Stock, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale of its Common Stock, unless:

•	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder), in which case the Non-U.S. Holder will generally be subject to the same treatment as a U.S. Holder with respect to the Redemption, and a corporate Non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the Redemption takes place and certain other conditions are met, in which case the Non-U.S. Holder will be subject to a 30% tax on the individual’s net capital gain for the year; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our Common Stock, and, in the case where shares of our Common Stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of our Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our Common Stock.

Taxation of Distributions

If the Redemption does not qualify as a sale of Common Stock, the Non-U.S. Holder will be treated as receiving a distribution. In general, any distributions we make to a Non-U.S. Holder of our Common Stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate.

Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of our Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Common Stock, which will be treated as described under “U.S. Federal Income Tax Considerations to Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.” If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the same 30% rate discussed in the last paragraph unless a Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the 30% rate (subject to reduction by an applicable income tax treaty). However, some or all of any amounts thus withheld may be refundable to the Non-U.S. Holder if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

Dividends we pay to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States generally will not be subject to United States withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders (subject to an exemption or reduction in such tax as may be provided by an applicable income tax treaty). If the Non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments resulting from our Redemption. U.S. Holders will have to provide their taxpayer identification number and comply with certain certification requirements to avoid backup withholding. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

A 30% withholding tax applies with respect to certain payments on our Common Stock in each case if paid to a foreign financial institution or a non-financial foreign entity (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The withholding tax may apply to payments made to Non-U.S. Holders pursuant to the Redemption if the Redemption does not qualify as a sale of Common Stock described above. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible implications of such withholding tax.

Certain Material U.S. Federal Income Tax Considerations of the Business Combination to U.S. Holders of C1 Stock

The following is a discussion of certain U.S. federal income tax considerations of the Business Combination for U.S. C1 Stockholders (as defined below) who exchange their C1 Stock for Forum Common Stock and cash in the Business Combination, but does not purport to be a complete analysis of all potential tax effects. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax considerations described below.

This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, pension plans, S corporations, broker-dealers, traders in securities that elect mark-to-market treatment, regulated investment companies, real estate investment trusts, trusts and estates, partnerships and their partners and tax-exempt organizations (including private foundations and qualified retirement accounts) and investors that hold C1 Stock as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale,” or other integrated transaction for U.S. federal income tax purposes), U.S. C1 Stockholders (as defined below) that have a functional currency other than the United States dollar, U.S. expatriates, and persons who hold or receive C1 Stock pursuant to the exercise of compensatory stock options, the vesting of previously restricted shares of stock or otherwise as compensation, all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary addresses only the federal income tax laws of the United States and does not discuss any state, local, or non-United States tax considerations, any non-income tax (such as gift or estate tax) considerations, alternative minimum tax or the Medicare tax on net investment income, or the “qualified small business stock” provisions of Sections 1202 or 1045 of the Code. In addition, this summary is limited to U.S. C1 Stockholders (as defined below) that hold C1 Stock as “capital assets” (generally, property held for investment) under the Code.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds C1 Stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner of a partnership holding C1 Stock, you are urged to consult your tax advisor regarding the tax consequences of the Business Combination.

WE URGE HOLDERS OF C1 STOCK TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE BUSINESS COMBINATION.

For purposes of this discussion, a “U.S. C1 Stockholder” is a beneficial owner of C1 Stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Tax Consequences if the Business Combination Qualifies as a Reorganization

Subject to the qualifications and assumptions described in this proxy statement/prospectus, Forum and C1 intend that the Business Combination will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Nevertheless, the parties’ intentions and this proxy statement/prospectus are not binding on the IRS, and the IRS or a U.S. court could disagree with one or more of the positions discussed in this proxy statement/prospectus. Indeed, the IRS has announced that it will not issue favorable reorganization rulings with respect to contingent stock arrangements (such as the Earnout Stock Payment) unless such arrangements comply with certain requirements. Neither Forum nor C1 has requested, or will obtain, a legal opinion from U.S. legal counsel regarding the U.S. federal income tax consequences arising from and relating to the Business Combination. The remainder of this discussion “ —Tax Consequences if the Business Combination Qualifies as a Reorganization” summarizes the material U.S. federal income tax consequences of the Business Combination to U.S. C1 Stockholders assuming that the Business Combination qualifies as a reorganization within the meaning of Section 368(a) of the Code.

Exchange for Parent Common Stock and Cash

Pursuant to the Merger Agreement, upon exchanging all C1 Stock for a combination of Forum Common Stock and cash, a U.S. C1 Stockholder will generally recognize gain (but not loss) in an amount equal to the lesser of: (a) the amount of cash treated as received in exchange for C1 Stock in the Business Combination (excluding any cash received in lieu of fractional shares of Forum Common Stock and any portion of the Earnout Cash Payment recharacterized as interest income) and (b) the excess, if any, of (i) the sum of the amount of cash treated as received in exchange for C1 Stock in the Business Combination (excluding any cash received in lieu of fractional shares of Forum Common Stock and any portion of the Earnout Consideration recharacterized as interest income) plus the fair market value of Forum Common Stock (including the fair market value of any fractional share of Forum Common Stock, but excluding any portion of the Earnout Stock Payment recharacterized as interest income) received in the Business Combination, over (ii) such holder’s basis in the C1 Stock exchanged (excluding the basis in C1 Stock deemed exchanged for fractional shares of Forum Common Stock). If you acquired different blocks of C1 Stock at different times or at different prices, you should consult your individual tax advisor regarding the manner in which your gain should be determined. Because losses are not permitted to be recognized in a reorganization, a stockholder cannot offset a loss realized on one block of shares of C1 Stock against a gain recognized on another block of shares of C1 Stock. For a summary of the tax treatment of cash received in lieu of a fractional share of Forum Common Stock, see “—Cash Instead of Fractional Shares”.

Any recognized gain will generally be long-term capital gain if, as of the Effective Time, your holding period with respect to your C1 Stock exceeds one year. The aggregate tax basis of the Forum Common Stock you receive as a result of the Business Combination (including the Earnout Stock Payment) will be the same as the aggregate tax basis in C1 Stock you surrender in the Business Combination, decreased by the amount of cash you receive that is treated as received in exchange for C1 Stock (excluding any cash received in lieu of a fractional share of Forum Common Stock) and increased by the amount of gain, if any, you recognize in the exchange. The method of allocating your aggregate tax basis among the Stock Consideration and the contingent Earnout Stock Payment is uncertain; you should consult your own tax advisor regarding such allocation.

Installment Sale Method

The treatment of the Earnout Consideration for U.S. federal income tax purposes is not entirely clear. It is intended that any gain attributable to such payments may be reported on the installment method under Section 453 of the Code in the taxable year in which such payment is received unless a U.S. C1 Equityholder is otherwise ineligible for the installment method or elects out of installment sale reporting. Because there are no final Treasury Regulations describing the application of the installment method in the context of tax-free reorganizations with boot (i.e., cash consideration), this discussion relies on proposed Treasury Regulations, which we believe to be a reasonable application of the installment sale rules. Generally, a U.S. C1 Equityholder that reports a payment under the installment method will recognize gain, if any, realized in the Business Combination (in accordance with the rules described above) as cash payments are received. For purposes of reporting such gain under the installment method, a U.S. C1 Equityholder’s basis in C1 Stock surrendered in the Business Combination is first allocated to the Forum Common Stock received (to the extent of the fair market value of such Forum Common Stock), and only the remaining amount (if any) of basis in C1 Stock surrendered in the Business Combination may be used to determine gain reported under the installment method.

If a U.S. C1 Stockholder does not validly elect out of the installment method of reporting and is not otherwise ineligible for installment method of reporting, and, at the close of the U.S. C1 Stockholder’s taxable year that includes the Closing Date, holds installment obligations (including the right to receive Earnout Consideration) arising from sales (for prices exceeding $150,000) in such taxable year the face amounts of which exceed $5,000,000 in the aggregate, such U.S. C1 Stockholder may be required to pay interest on the U.S. federal income tax that is deferred as a result of using the installment method.

U.S. C1 Stockholders should consult their own tax advisors regarding the application of the installment sale provisions of the Code, including the amount and timing of gain to be recognized, if any, the application of the rules to transactions involving contingent payments, the eligibility requirements, the possible application of rules requiring acceleration of recognition of gain upon certain events, the payment of an interest charge on deferred tax liabilities arising in connection with certain installment sales, the advisability and manner of electing out of the installment sale method, and the applicability of any state or local rules.

Cash Instead of Fractional Shares

If a U.S. C1 Equityholder receives cash in the Business Combination instead of a fractional share of Forum Common Stock, such holder will be treated as having received such fractional share in the Business Combination, and then as having received cash in exchange for such fractional share. Gain or loss would be recognized in an amount equal to the difference between the amount of cash received and such U.S. C1 Equityholder’s adjusted tax basis allocable to such fractional share. This gain or loss will generally be a capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the First Merger, such U.S. C1 Equityholder held its C1 Stock for more than one year.

Imputed Interest

In general, a portion of the Earnout Consideration, if any, that is received more than six months after the closing will be recharacterized, for U.S. federal income tax purposes, as imputed interest, and each U.S. C1 Equityholder will be required to include such portion in income as ordinary income. To the extent a payment constitutes imputed interest, the amount of the Total Consideration for purposes of calculating the U.S. C1 Equityholder’s overall gain will be reduced.

A U.S. C1 Equityholder’s basis resulting from any imputed interest on the Earnout Stock Payment will generally be allocated only to the Earnout Stock Payment received by the U.S. C1 Equityholder. The U.S. C1 Equityholder will also generally have a split holding period in its Earnout Stock Payment received. The U.S. C1 Equityholder’s holding period for a portion of each share of Earnout Stock Payment will include the U.S. C1 Equityholder’s holding period in C1 Stock surrendered in the Business Combination and the remaining portion of the share will have a holding period that begins on the date that the Earnout Stock Consideration is received. Stockholders should consult their own tax advisors regarding their basis and holding period in the Earnout Stock Payments.

Tax Consequences if the Business Combination Fails to Qualify as a Reorganization

If the Business Combination fails to qualify as a reorganization under Section 368(a) of the Code, the First Merger will be a fully taxable transaction to each U.S. C1 Equityholder. In such case, each U.S. C1 Equityholder will recognize gain or loss measured by the difference between the fair market value of the total consideration received in the Business Combination and the U.S. C1 Equityholder’s tax basis in the shares of Company Stock surrendered in the Business Combination. U.S. C1 Equityholders are urged to consult with their own tax advisors regarding the manner in which gain or loss should be calculated among different blocks of C1 Stock surrendered in the Business Combination (including the applicability of the installment sale method of reporting gain, the consequences of using the installment method, or whether to elect out of the installment method, as described above). The aggregate tax basis in the Forum Common Stock received pursuant to the Business Combination will be equal to the fair market value of such Forum Common Stock as of date received. The holding period of such Forum Common Stock will begin on the date immediately following the date received. For these purposes, a U.S. C1 Equityholder’s share of the total consideration received in the Business Combination will include his or her pro rata portion of the Earnout Consideration. The Earnout Consideration should generally be eligible for installment sale reporting and a portion of any such deferred payments would be subject to the imputed interest rules similar to those described above. Gain or loss recognized will generally be capital gain or loss and will be a long-term capital gain or loss if the stockholder will have held the Company Stock for more than one year at the Effective Time. Long-term capital gains of non-corporate taxpayers are currently taxed at preferential U.S. federal income tax rates. Short-term capital gains are taxed at ordinary income tax rates. The deductibility of capital losses is generally subject to limitation. Gain or loss must be calculated separately for each block of C1 Stock (i.e., shares of C1 Stock acquired at the same time in a single transaction).

Information Reporting and Backup Withholding

A U.S. C1 Equityholder may be subject to information reporting and backup withholding on cash received in the Business Combination, unless the U.S. C1 Equityholder is an exempt recipient. Backup withholding may apply to such payments if the U.S. C1 Equityholder fails to furnish a correct taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Each U.S. C1 Equityholder should properly complete and sign, and deliver, an IRS Form W-9 in order to provide the information and certification necessary to avoid backup withholding, or otherwise establish an applicable exemption in a manner acceptable to the paying agent. U.S. C1 Equityholders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. U.S. C1 Equityholders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Vote Required for Approval

This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if the holders of at least a majority of the outstanding shares of Forum Common Stock vote “FOR” the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Escrow Amendment Proposal, the Post-Merger Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the Special Meeting. Failure to vote by proxy or to vote in person at the Special Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Business Combination Proposal.

The Business Combination, the Escrow Amendment Proposal, the Post-Merger Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are conditioned on the approval of the Pre-Merger Charter Amendment Proposal and the Business Combination Proposal at the Special Meeting.

As of the Record Date, Forum’s Sponsor, directors and officers have agreed to vote any shares of Common Stock owned by them in favor of the Business Combination. As of the date hereof, the Sponsor, directors and officers have not purchased any Public Shares.

Recommendation of the Board of Directors

FORUM’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

THE ESCROW AMENDMENT PROPOSAL

Background and Overview

The Sponsor purchased 4,312,500 Founders Shares in a private placement prior to the IPO of Forum. The Founders Shares will automatically convert into shares of Class A Common Stock on a one-for-one basis, subject to adjustments pursuant to certain anti-dilution rights, upon consummation of the Merger. As a condition to the IPO, the Sponsor, Forum and Continental Stock Transfer & Trust Company entered into an Escrow Agreement on April 6, 2017 (“Founders Shares Escrow Agreement”) pursuant to which the Founders Shares were placed into an escrow account and would be released from escrow only if specified conditions were met. In particular, subject to certain limited exceptions, all Founders Shares would be held in escrow for one year following the consummation of an initial business combination. However, 50% of the Founders Shares could be released from escrow immediately if the Forum Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period after the date of the consummation of an initial business combination.

In order to induce C1 to enter into the Merger Agreement, the Sponsor agreed to cancel 25% of the Founders Shares in connection with the consummation of the Business Combination (the “Forfeited Sponsor Shares”). In addition, to further induce C1 to enter into the Merger Agreement, the Sponsor agreed that 50% of the Founders Shares will be subject to forfeiture in the event the Earnout Payments pursuant to Article II of the Merger Agreement are not achieved (the “Sponsor Earnout Shares”). As a result, an aggregate of 75% of the Founders Shares are either at risk of forfeiture or will be forfeited by the Sponsor in connection with the Business Combination.

Furthermore, in order to induce prospective investors to participate in the PIPE Investment and to induce C1 to enter into the Merger Agreement, the Sponsor agreed to waive any rights it has to adjust the ratio by which the Class F Common Stock converts into Class A Common Stock as a result of the PIPE Investment. In the case that additional shares of Class A Common Stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in Forum’s IPO in connection with the consummation of an initial business combination, the ratio at which shares of Class F Common Stock convert into shares of Class A Common Stock would be adjusted so that the number of shares of Class A Common Stock issuable upon conversion of all shares of Class F Common Stock would equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of common stock outstanding upon completion of Forum’s IPO plus all shares of Class A Common Stock and equity-linked securities issued or deemed issued in connection with an initial business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in an initial business combination or pursuant to Units (and their underlying securities) issued to the Sponsor upon conversion of Working Capital Loans, after taking into account any shares of Class A Common Stock redeemed in connection with an initial business combination.

To induce the Sponsor to agree to restructure its ownership of the Founders Shares in connection with the Business Combination and waive its anti-dilution rights with respect to the Founders Shares, Forum, C1, the Sponsor and Clearlake entered into the Sponsor Earnout Letter and Amendment to Escrow Agreement in connection with the Merger Agreement (the “Escrow Amendment”). Pursuant to the Escrow Amendment, the parties agreed that the escrow period with respect to the Founders Shares other than the Forfeited Sponsor Shares and the Sponsor Earnout Shares (the “Released Sponsor Shares”) would end immediately upon consummation of the Business Combination. Moreover, the Sponsor Earnout Shares will be subject to a lock-up period of 180-days following the consummation of the Business Combination; provided, however, the lock-up period with respect to 25% of the Sponsor Earnout Shares may terminate earlier if the volume-weighted average price of the Forum Common Stock following the Business Combination is at least $12.50 per share (subject to equitable adjustment by Forum in good faith for stock splits, stock dividends, reorganizations and similar transactions) for fifteen consecutive trading days, in which case the lock-up period would terminate at the end of such fifteen day period.

Continental Stock Transfer & Trust Company has agreed to enter into the Escrow Amendment.

Why Forum Needs Stockholder Approval

As the Founders Shares Escrow Agreement was a condition to the IPO, we are seeking stockholder approval to enter into and consummate the Escrow Amendment to facilitate the consummation of the Business Combination. In particular, the approval of the Earnout Amendment will enable the Founder Shares to be released from escrow to (i) cancel the Forfeited Sponsor Shares, (ii) subject the Sponsor Earnout Shares to forfeiture in the event the earnout provisions of the Merger Agreement are not met by C1 and a 180-day lock-up period and (iii) terminate the escrow period with respect to the Released Sponsor Shares immediately upon the consummation of the Business Combination.

Effect of Proposal

The Escrow Amendment will have impact on the Sponsor’s ownership of the securities of the Combined Entity following the Business Combination in a number of ways, including (i) reduction of its ownership of the Founders Shares by 1,078,125 shares immediately upon consummation of the Business Combination (ii) forfeiture of its anti-dilution protection with respect to the Founder Shares in connection with the PIPE Investment, (iii) subjecting the Sponsor Earnout Shares to risk of forfeiture and (iv) the Sponsor Earnout Shares being subject to a lock-up period of 180 days after the Closing of the Business Combination except that the lock-up period with respect to 25% of the Sponsor Earnout Shares may terminate earlier upon satisfaction of specified conditions as described above. The Sponsor will have only 1,078,125 Founders Shares released from escrow upon the Closing of the Business Combination which offers the Sponsor the option to sell such shares on the market or in private transactions earlier than the date when they would have been able to sell pursuant to the Founders Shares Escrow Agreement.

Vote Required for Approval

The approval of the Escrow Amendment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting, assuming that a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Sponsor Shares Release Proposal. Broker non-votes will have no effect with respect to the approval of this proposal.

This proposal is conditioned on the approval of the Pre-Merger Charter Amendment, Proposal, the Business Combination Proposal, the Post-Merger Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESCROW AMENDMENT PROPOSAL.

THE NASDAQ PROPOSAL

Background and Overview

On November 30, 2017, in connection with the Business Combination, Forum entered into subscription agreements (the “Subscription Agreements”) with investors to purchase 17,959,375 shares of Class A Common Stock in a private placement for aggregate gross proceeds of $143,675,000, subject to certain conditions, including that all conditions precedent to the Closing of the Business Combination will have been satisfied or waived (other than those conditions are to be satisfied at Closing).

Why Forum Needs Stockholder Approval

We are seeking shareholder approval of the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(d).

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of the book or market value of the stock if the number of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

We currently have 22,357,500 shares of Common Stock outstanding. Pursuant to the Subscription Agreements, we will issue 17,959,375 shares of Class A Common Stock, representing 80.33% of our outstanding shares of Common Stock prior to such issuance, at a price less than the greater of the book value or market of the shares. Our Common Stock had a book value of $0.22 and market value of $9.70 on October 31, 2017. Accordingly, we need stockholder approval of the issuance of more than 20% of our issued and outstanding Common Stock at a price that may be less than the greater of book or market value of Forum’s Common Stock as of October 31, 2017.

Effect of Proposal on Current Shareholders

The issuance of such shares would result in significant dilution to our shareholders, and would afford our shareholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of the combined entity. In addition, the sale or any resale of the Class A Common Stock issued in the PIPE Investment could cause the market price of Forum’s Common Stock to decline.

Vote Required for Approval

The approval of the Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting, assuming that a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Nasdaq Proposal. Broker non-votes will have no effect with respect to the approval of this proposal.

This proposal is conditioned on the approval of the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Escrow Amendment Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

THE POST-MERGER CHARTER AMENDMENT PROPOSAL

The following table sets forth a summary of the principal changes proposed to be made between the current Charter and the proposed Amended Charter. This summary is qualified by reference to the complete text of the proposed Amended Charter, a copy of which is attached to this proxy statement/prospectus as Annex C. All stockholders are encouraged to read the proposed Amended Charter in its entirety for a more complete description of its terms.

	Charter	Proposed Amended Charter
Classified Board	Forum’s current charter divides the board of directors of Forum into two classes with staggered two-year terms.	The proposed Amended Charter divides the board of directors of the Combined Entity into three classes with staggered three-year, terms.

Charter Amendment	Forum’s current charter is silent on the issue of minimum voting requirement for amending the charter.	The proposed Amended Charter will provide that any amendment to provisions of the amended and restated Charter will require approval of the holders of a majority of all of the Combined Entity’s then-outstanding capital stock entitled to vote generally in the election of directors so long as Clearlake holds at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors, and otherwise any such amendment will require the approval of the holders of at least 66 2/3% of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors.

Section 203	Forum’s current charter does not currently affirmatively opt out of Section 203 of the Delaware General Corporation Law.	The proposed Amended Charter will provide that the Combined Entity opts out of Section 203 of the Delaware General Corporation Law.

Interested Party Transactions	Forum’s current charter is silent on the treatment of transaction with interested stockholders.	The proposed Amended Charter will provide that we may not engage in certain “business combinations” with any “interested stockholder” (which excludes Clearlake and its affiliated and any of their direct or indirect transferees and any group as to which such persons) for a three-year period following the time that the stockholder became an interested stockholder, unless (1) prior to the date of the transaction, the Combined Entity’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) the interested stockholder owned at least 85% of the Combined Entity’s voting stock outstanding

	Charter	Proposed Amended Charter
upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (x) shares owned by persons who are directors and also officers and (y) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to the consummation of the transaction, the business combination is approved by the Combined Entity’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Securities Act Disputes Forum	Forum’s current charter is silent as to forum for disputes arising under the Securities Act.	The proposed Amended Charter will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Director Removal	Forum’s current charter does not have a provision providing for the removal of a director by a majority stockholder or for removal of a director for cause.

The proposed Amended Charter will provide that, subject to the rights of any limitations imposed by applicable law, directors may be removed with or without cause by the holders of at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors for so long as Clearlake, which, together with its affiliates and related persons, holds at least a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote generally at an election of directors, or otherwise with cause by the holders of at least 66 2/3% of all of the Combined Entity’s then-outstanding shares of the capital stock entitled to vote generally at an election of directors.

Stockholder Actions	Forum’s current charter does not specifically address the issue of stockholder actions pursuant to Section 228 of the Delaware General Corporation Law.	The proposed Amended Charter will provide that any action to be taken by the Combined Entity’s stockholders may be taken by written consent or electronic transmission pursuant to Section 228 of the Delaware General Corporation Law only so

	Charter	Proposed Amended Charter
long as Clearlake holds a majority of the Combined Entity’s then-outstanding capital stock entitled to vote generally at an election of directors.

Name Change	Forum’s current name is Forum Merger Corporation.	Under the proposed Amended Charter, the Combined Entity’s name will be ConvergeOne, Inc.

Reclassification of Class A Common Stock	Forum’s current charter currently authorizes a class of stock called Class A Common Stock.	The proposed Amended Charter will reclassify all shares of Class A Common Stock as “Common Stock.”

Common Stock	Forum’s current charter authorizes 45,000,000 shares of common stock, including (i) 40,000,000 shares of Class A Common Stock and (ii) 5,000,000 shares of Class F Common Stock.	The proposed Amended Charter will authorize 1,000,000,000 shares of common stock.

Preferred Stock	Forum’s current charter authorizes 1,000,000 shares of preferred stock, which authorized amount may be increased or decreased by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of our capital stock.	The proposed Amended Charter will authorize the issuance of 10,000,000 shares of “blank check” preferred stock that the Combined Entity’s board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt.

Provisions Specific to a Blank Check Company	Under Forum’s current charter, Article SIXTH sets forth various provisions related to its operations as a blank check company prior to the consummation of an initial business combination.	The proposed Amended Charter does not include these blank check company provisions because, upon consummation of the Business Combination, Forum will cease to be a blank check company. In addition, the provisions requiring that the proceeds from its initial public offering be held in a trust account until a business combination or liquidation of Forum and the terms governing Forum’s consummation of a proposed business combination will not be applicable following consummation of the Business Combination.

Corporate Opportunity	Forum’s current charter provides that the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to Forum or any of its officers or directors in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have.	The proposed charter does not include this corporate opportunity provision because such provision is not typical for a public company.

Reasons for the Post-Merger Charter Amendments

Classified Board

Reasons for amending the certificate of incorporation to divide the board of directors into three classes with staggered three-year terms are (1) to account for the increase in the size of the authorized board of directors to ten members and (2) provide for continuity in the Combined Entity’s board of directors.

Charter Amendment

Requiring the approval by affirmative vote of holders of at least 66 2/3% of the voting power of the Combined Entity’s then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, to make any amendment to the Combined Entity’s certificate of incorporation is intended to protect key provisions of the Amended Charter from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Section 203

Opting out of Section 203 of the Delaware General Corporation Law allows the proposed Amended Charter to establish its own rules governing business combinations with interested parties.

Interested Party Transactions

Placing restrictions around when the Combined Entity can become involved in certain “business combinations” with any “interested stockholder” is intended to protect the Combined Entity, as well as directors and executive officers of the Combined Entity, from exposure to certain stockholder litigation concerning breach of fiduciary duty. Moreover, such restrictions are adopted to preserve the validity of the Combined Entity’s “business combinations” with any “interested stockholder” that are undertaken in furtherance of the Combined Entity’s best interests.

Securities Act Disputes Forum

Adopting the federal district courts of the United States as the exclusive forum for certain stockholder litigation under the Securities Act is intended to assist the Combined Entity in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims.

Director Removal

Forum’s existing charter and the Combined Entity’s proposed charter both provide for a classified board of directors, such that only a specified portion of the directors is to be elected each year. Under the Delaware General Corporation law, removal of a director only for cause is automatic with a classified board. Our board of directors believes that such a standard in addition to a supermajority vote requirement will, in conjunction with the classified nature of the Combined Entity’s board of directors (i) increase board continuity and the likelihood that experienced board members with familiarity of the Combined Entity’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of the Combined Entity’s board of directors.

Stockholder Actions

The Combined Entity’s proposed Amended Charter provides that any action to be taken by the Combined Entity’s stockholders may be taken by written consent or electronic transmission pursuant to Section 228 of the Delaware General Corporation Law only so long as Clearlake holds a majority of the Combined Entity’s then-

outstanding capital stock entitled to vote generally at an election of directors. Allowing for written consent or electronic transmission pursuant to Section 228 of the Delaware General Corporation Law maximizes flexibility, particularly in the event where Clearlake’s share ownership would permit it to control any vote otherwise to be taken at a meeting itself.

Name Change

Changing the post-Business Combination corporate name from “Forum Merger Corporation” to “ConvergeOne, Inc.” (with such change expected to be made immediately following the consummation of the Second Merger) and making the Combined Entity’s corporate existence perpetual is desirable to reflect the business combination with C1 and to clearly identify the Combined Entity as the publicly traded entity. Additionally, perpetual existence is the usual period of existence for corporations, and our board of director believes it is the most appropriate period for the Combined Entity following the Business Combination.

Common Stock

The principal purpose of this proposal is to authorize additional shares of our Common Stock, which will be used to issue shares pursuant to the Merger Agreement, under the Equity Incentive Plan, under the ESPP and for general corporate purposes. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of Common Stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Notwithstanding the foregoing, authorized but unissued common shares may enable the Combined Entity’s board of directors to render it more difficult or to discourage an attempt to obtain control of the Combined Entity and thereby protect continuity of or entrench its management, which may adversely affect the market price of the Combined Entity’s common shares. If, in the due exercise of its fiduciary obligations, for example, the Combined Entity’s board of directors were to determine that a takeover proposal was not in the best interests of the Combined Entity, such shares could be issued by the board of directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable the Combined Entity to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. The Combined Entity currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Preferred Stock

Our board of directors believes that these additional shares will provide the Combined Entity with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of the Combined Entity and thereby protect continuity of or entrench its management, which may adversely affect the market price of the Combined Entity. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of the Combined Entity, such preferred stock could be issued by the board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the Combined Entity’s board of directors to issue the authorized preferred stock on its own volition will enable the Combined Entity to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. The Combined Entity currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Provisions Specific to a Blank Check Company

The elimination of certain provisions related to our status as a blank check company is desirable because these provisions will serve no purpose following the business combination. For example, the proposed charter does not include the requirement to dissolve the Combined Entity and allows it to continue as a corporate entity with perpetual existence following consummation of the business combination. Perpetual existence is the usual period of existence for corporations, and our board of directors believes it is the most appropriate period for the Combined Entity following the business combination. In addition, certain other provisions in our current certificate require that proceeds from the Forum’s initial public offering be held in the trust account until a business combination or liquidation of Forum has occurred. These provisions cease to apply once the business combination is consummated and are therefore not included in the proposed charter.

Vote Required for Approval

This Post-Merger Charter Amendment Proposal will be approved and adopted in its entirety only if the holders of at least a majority of the outstanding shares of Forum Common Stock vote “FOR” each of the Post-Merger Charter Amendment Proposal items and the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESSP Proposal are approved at the Special Meeting. Failure to vote by proxy or to vote in person at the Special Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Post-Merger Charter Amendment Proposal.

The Business Combination, the Escrow Amendment Proposal, the Post-Merger Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the ESPP Proposal are conditioned on the approval of the Business Combination Proposal at the Special Meeting.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” APPROVAL OF THE POST-MERGER CHARTER AMENDMENT PROPOSAL

AND THE AMENDED CHARTER.

THE INCENTIVE PLAN PROPOSAL

Overview

The following is a summary description of the Equity Incentive Plan as proposed to be adopted by Forum in connection with the Business Combination. This summary is not a complete statement of the Equity Incentive Plan and is qualified in its entirety by reference to the complete text of the Equity Incentive Plan, a copy of which is attached hereto as Annex D. Forum stockholders should refer to the Equity Incentive Plan for more complete and detailed information about the terms and conditions of the Equity Incentive Plan.

The purpose of the Equity Incentive Plan is to provide a means whereby the Combined Entity can align the long-term financial interests of its employees, consultants, and directors with the financial interests of its stockholders. In addition, the board of directors believes that the ability to grant options and other equity-based awards will help the Combined Entity to attract, retain, and motivate employees, consultants, and directors and encourages them to devote their best efforts to the Combined Entity’s business and financial success.

Approval of the Equity Incentive Plan by Forum stockholders is required, among other things, in order to: (i) comply with NASDAQ rules requiring stockholder approval of equity compensation plans; (ii) allow the grant of incentive stock options to participants in the Equity Incentive Plan and (iii) give the compensation committee of the Combined Entity the ability to grant awards intended to qualify as “performance-based compensation,” thereby potentially preserving Combined Entity’s tax deduction under Code Section 162(m).

If this Incentive Plan Proposal is approved by Forum stockholders, the Equity Incentive Plan will become effective as of the date of the closing of the Business Combination, and no further grants will be made under the C1 Investment Corp. 2014 Incentive Plan, or the C1 2014 Plan. In the event that Forum stockholders do not approve this proposal, the Equity Incentive Plan will not become effective. Approval of the Equity Incentive Plan by Forum stockholders will allow the Combined Entity to grant stock options, restricted stock unit awards and other awards at levels determined appropriate by its board of directors or compensation committee following the closing of the Business Combination. The Equity Incentive Plan will also allow the Combined Entity to utilize a broad array of equity incentives and performance cash incentives in order to secure and retain the services of its employees, directors and consultants, and to provide long-term incentives that align the interests of its employees, directors and consultants with the interests of its stockholders following the closing of the Business Combination.

The Combined Entity’s employee equity compensation program, as implemented under the Equity Incentive Plan, will allow the Combined Entity to remain competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. Approval of the Equity Incentive Plan will provide the Combined Entity with the flexibility it needs to use equity compensation and other incentive awards to attract, retain and motivate talented employees, directors and independent contractors who are important to the Combined Entity’s long-term growth and success.

Best Practices Integrated into Forum’s Equity Compensation Program and the Equity Incentive Plan

The Equity Incentive Plan includes provisions that are designed to protect the interests of the stockholders of the Combined Entity and to reflect corporate governance best practices including:

•	No single trigger accelerated vesting upon change in control. The Equity Incentive Plan does not provide for automatic vesting of awards upon a change in control.

•	No liberal change in control definition. The change in control definition in the Equity Incentive Plan is not a “liberal” definition. A change in control transaction must actually occur in order for the change in control provisions in the Equity Incentive Plan to be triggered. It is not triggered, for example, upon the mere signing of a transaction agreement without the closing of the transaction having occurred.

•

No discounted stock options or stock appreciation rights. All stock options and stock appreciation rights granted under the Equity Incentive Plan must have an exercise or strike price equal to or greater than the fair market value of a share of Common Stock on the date the stock option or stock appreciation right is granted.

•	Material amendments require stockholder approval. Consistent with the rules and regulations of The NASDAQ Stock Market LLC, the Equity Incentive Plan requires stockholder approval of any material revisions to the Equity Incentive Plan. In addition, certain other amendments to the Equity Incentive Plan require stockholder approval

•	Limit on non-employee director awards and other awards. Except in extraordinary circumstances, the maximum number of shares subject to stock awards granted under the Equity Incentive Plan or otherwise during any calendar year to any of the Combined Entity’s non-employee directors, taken together with any cash fees paid by the Combined Entity to such non-employee director during such calendar year for service on the Combined Entity’s board of directors, may not exceed $ in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or with respect to the calendar year in which a non-employee director is first appointed or elected to the board, $ . The Equity Incentive Plan also contains other annual per-participant limits on stock options, stock appreciation rights and performance-based stock and cash awards.

Information Regarding Equity Incentive Program

It is critical to the Combined Entity’s long-term success that the interests of its employees, directors and consultants are tied to its success as “owners” of the business. Approval of the Equity Incentive Plan will allow the Combined Entity to grant stock options and other equity awards at levels it determines to be appropriate in order to attract new employees and directors, retain existing employees and directors and to provide incentives for such persons to exert maximum efforts for the Combined Entity’s success and ultimately increase stockholder value. The Equity Incentive Plan allows the Combined Entity to utilize a broad array of equity incentives with flexibility in designing equity incentives, including traditional stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards and performance stock awards to offer competitive equity compensation packages in order to retain and motivate the talent necessary for the Combined Entity.

If Forum’s request to approve the Equity Incentive Plan is approved by Forum stockholders, the Combined Entity will have approximately                  shares, subject to adjustment for specified changes in the Combined Entity’s capitalization, available for grant under the Equity Incentive Plan as of the effective time of the closing of the Business Combination. In addition, as further described below under the section titled “Description of the 2018 Equity Incentive Plan—Shares Available for Awards,” the share reserve is subject to annual increases each January 1 of up to     % of shares of the Combined Entity’s common stock outstanding (or a lesser number determined by the Combined Entity’s board of directors). This pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants.

Performance-Based Awards

Approval of the Equity Incentive Plan by Forum stockholders will also constitute approval of terms and conditions set forth therein that will permit the Combined Entity to grant stock options, stock appreciation rights and performance-based stock and cash awards under the Equity Incentive Plan that may qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code. Section 162(m) of the Code disallows a deduction to any publicly held corporation and its affiliates for certain compensation paid to “covered employees” in a taxable year to the extent that compensation to a covered employee exceeds $1 million. However, some kinds of compensation, including qualified “performance-based compensation,” are not subject to this deduction limitation. For compensation awarded under a plan to qualify as “performance-based compensation” under Section 162(m) of the Code, among other things, the following terms must be disclosed to and approved by the stockholders before the compensation is paid: (i) a description of the employees eligible to receive such awards; (ii) a per-person limit on the number of shares subject to stock options, stock appreciation rights and performance-based stock awards, and the amount of cash subject to performance-based cash awards, that may be granted to any employee under the plan in any year; and (iii) a description of the business criteria upon which the performance goals for performance-based awards may be granted (or become vested or exercisable). Accordingly, Forum is requesting that Forum stockholders approve the Equity Incentive Plan, which includes terms and conditions regarding eligibility for awards, annual per-person limits on awards and the business criteria for performance-based awards granted under the Equity Incentive Plan (as described in the summary below).

Forum believes it is in the best interests of Forum stockholders to preserve the ability to grant “performance-based compensation” under Section 162(m) of the Code. However, in certain circumstances, the Combined Entity may determine to grant compensation to covered employees that is not intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code. Moreover, even if the Combined Entity grants compensation that is intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, neither Forum nor the Combined Entity can guarantee that such compensation ultimately will be deductible by Forum or the Combined Entity.

Description of the 2018 Equity Incentive Plan

The material features of the Equity Incentive Plan are described below. The following description of the Equity Incentive Plan is a summary only and is qualified in its entirety by reference to the complete text of the Equity Incentive Plan. Stockholders are urged to read the actual text of the Equity Incentive Plan in its entirety.

Purpose

The Equity Incentive Plan is designed to secure and retain the services of the Combined Entity’s employees, directors and consultants, provide incentives for Forum employees, directors and consultants to exert maximum efforts for the success of the Combined Entity and its affiliates, and provide a means by which the Combined Entity’s employees, directors and consultants may be given an opportunity to benefit from increases in the value of its Common Stock. If the Equity Incentive Plan is approved by Forum stockholders, no additional awards will be granted under the C1 2014 Plan following the effective date of the Equity Incentive Plan.

Types of Awards

The terms of the Equity Incentive Plan provide for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards, and performance awards that may be settled in cash, stock, or other property.

Shares Available for Awards

Subject to adjustment for specified changes in the Combined Entity’s capitalization, the aggregate number of shares of Common Stock that may be issued under the Equity Incentive Plan, or the Share Reserve, will not exceed                  shares. In addition, the share reserve will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1st of the year following the year in which the effective date of the Equity Incentive Plan occurs, and ending on (and including) January 1, 2028, in an amount equal to     % of the shares of Common Stock outstanding on December 31st of the preceding calendar year; however the board of directors or compensation committee may act prior to January 1st of a given year to provide that there will be no January 1st increase in the share reserve for such year or that the increase in the share reserve for such year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the automatic increase.

The following shares of Common Stock will become available again for issuance under the Equity Incentive Plan: (i) any shares subject to a stock award that are not issued because such stock award expires or otherwise terminates without all of the shares covered by such stock award having been issued; (ii) any shares subject to a stock award that are not issued because such stock award is settled in cash; (iii) any shares issued pursuant to a stock award that are forfeited back to or repurchased by the Combined Entity because of the failure to meet a contingency or condition required for the vesting of such shares; and (iv) any shares reacquired by the Combined Entity in satisfaction of tax withholding obligations on a stock award or as consideration for the exercise or purchase price of a stock award.

Eligibility

All of the Combined Entity’s (including its affiliates’)              employees (as of                 , 2018), non-employee directors and consultants will be eligible to participate in the Equity Incentive Plan following the closing of the Business Combination and may receive all types of awards other than incentive stock options. Incentive stock options may be granted under the Equity Incentive Plan only to the Combined Entity’s employees (including officers) and employees of its affiliates.

Section 162(m) Limits

Under the Equity Incentive Plan, subject to adjustment for specified changes in the Combined Entity’s capitalization, no participant will be eligible to be granted performance-based compensation during any calendar year more than: (i) a maximum of                  shares of Common Stock subject to stock options and stock appreciation rights whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of a share of Common Stock on the date of grant; (ii) a maximum of                  shares of Common Stock subject to performance stock awards; and (iii) a maximum of $         subject to performance cash awards. These limits are designed to allow the Combined Entity to grant awards that are intended to be exempt from the $1 million limitation on the income tax deductibility of compensation paid per covered employee imposed by Section 162(m) of the Code, and will not apply to awards that the Combined Entity’s board of directors determines will not be treated as performance-based compensation.

Non-Employee Director Compensation Limit

Under the Equity Incentive Plan, the maximum number of shares of Common Stock subject to stock awards granted under the Equity Incentive Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid by the Combined Entity to such non-employee director during such calendar year for services on its board of directors, will not exceed $         in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to the Combined Entity’s board of directors, $        .

Administration

The Equity Incentive Plan will be administered by the Combined Entity’s board of directors, which may in turn delegate authority to administer the Equity Incentive Plan to a committee. The Combined Entity’s board of directors will delegate concurrent authority to administer the Equity Incentive Plan to its compensation committee, but may, at any time, revest in itself some or all of the power delegated to its compensation committee. The Combined Entity’s board of directors and its compensation committee are each considered to be a Plan Administrator for purposes of this Incentive Plan Proposal. Subject to the terms of the Equity Incentive Plan, the Plan Administrator may determine the recipients, the types of awards to be granted, the number of shares of Class A Common Stock subject to or the cash value of awards, and the terms and conditions of awards granted under the Equity Incentive Plan, including the period of their exercisability and vesting. The Plan Administrator also has the authority to provide for accelerated exercisability and vesting of awards. Subject to the limitations set forth below, the Plan Administrator also determines the fair market value applicable to a stock award and the exercise or strike price of stock options and stock appreciation rights granted under the Equity Incentive Plan.

The Plan Administrator may also delegate to one or more officers the authority to designate employees who are not officers to be recipients of certain stock awards and the number of shares of Class A Common Stock subject to such stock awards. Under any such delegation, the Plan Administrator will specify the total number of shares of Common Stock that may be subject to the stock awards granted by such officer. The officer may not grant a stock award to himself or herself.

The Plan Administrator has the authority to modify outstanding awards under our Equity Incentive Plan, with the consent of any adversely affected participant. Subject to the terms of the Equity Incentive Plan, the Plan Administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles,.

Stock Options

Stock options may be granted under the Equity Incentive Plan pursuant to stock option agreements. The Equity Incentive Plan permits the grant of stock options that are intended to qualify as incentive stock options, or ISOs, and nonstatutory stock options, or NSOs.

The exercise price of a stock option granted under the Equity Incentive Plan may not be less than 100% of the fair market value of the Common Stock subject to the stock option on the date of grant and, in some cases (see “Limitations on Incentive Stock Options” below), may not be less than 110% of such fair market value.

The term of stock options granted under the Equity Incentive Plan may not exceed ten years and, in some cases (see “Limitations on Incentive Stock Options” below), may not exceed five years. Except as otherwise provided in a participant’s stock option agreement or other written agreement with the Combined Entity or one of its affiliates, if a participant’s service relationship with Combined Entity or any of its affiliates, referred to in this Incentive Plan Proposal as continuous service, terminates (other than for cause and other than upon the participant’s death or disability), the participant may exercise any vested stock options for up to three months following the participant’s termination of continuous service. Except as otherwise provided in a participant’s stock option agreement or other written agreement with the Combined Entity or one of its affiliates, if a participant’s continuous service terminates due to the participant’s disability or death (or the participant dies within a specified period, if any, following termination of continuous service), the participant, or his or her beneficiary, as applicable, may exercise any vested stock options for up to 12 months following the participant’s termination due to the participant’s disability or for up to 18 months following the participant’s death. Except as explicitly provided otherwise in a participant’s stock option agreement or other written agreement with the Combined Entity or one of its affiliates, if a participant’s continuous service is terminated for cause (as defined in the Equity Incentive Plan), all stock options held by the participant will terminate upon the participant’s termination of continuous service and the participant will be prohibited from exercising any stock option from and after such termination date. Except as otherwise provided in a participant’s stock option agreement or other written agreement with the Combined Entity or one of its affiliates, the term of a stock option may be extended if the exercise of the stock option following the participant’s termination of continuous service (other than for cause and other than upon the participant’s death or disability) would be prohibited by applicable securities laws or if the sale of any Common Stock received upon exercise of the stock option following the participant’s termination of continuous service (other than for cause) would violate the Combined Entity’s insider trading policy. In no event, however, may a stock option be exercised after its original expiration date.

Acceptable forms of consideration for the purchase of Common Stock pursuant to the exercise of a stock option under the Equity Incentive Plan will be determined by the Plan Administrator and may include payment: (i) by cash, check, bank draft or money order payable to the Combined Entity; (ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; (iii) by delivery to the Combined Entity of shares of Common Stock (either by actual delivery or attestation); (iv) by a net exercise arrangement (for NSOs only); or (v) in other legal consideration approved by the Plan Administrator.

Stock options granted under the Equity Incentive Plan may become exercisable in cumulative increments, or “vest,” as determined by the Plan Administrator at the rate specified in the stock option agreement. Shares covered by different stock options granted under the Equity Incentive Plan may be subject to different vesting schedules as the Plan Administrator may determine. In addition, the Equity Incentive Plan provides that stock options may include a provision whereby the participant may elect to exercise the stock option as to any part or all of the shares of Common Stock subject to the stock option prior to the full vesting of the stock option, following which any unvested shares may be subject to a repurchase right in favor of the Combined entity.

The Plan Administrator may impose limitations on the transferability of stock options granted under the Equity Incentive Plan in its discretion. Generally, a participant may not transfer a stock option granted under the Equity Incentive Plan other than by will or the laws of descent and distribution or, subject to approval by the Plan Administrator, pursuant to a domestic relations order or an official marital settlement agreement. However, the Plan Administrator may permit transfer of a stock option in a manner that is not prohibited by applicable tax and securities laws. In addition, subject to approval by the Plan Administrator, a participant may designate a beneficiary who may exercise the stock option following the participant’s death.

Limitations on Incentive Stock Options

The aggregate fair market value, determined at the time of grant, of shares of Common Stock with respect to ISOs that are exercisable for the first time by a participant during any calendar year under all of the Combined Entity’s stock plans may not exceed $100,000. The stock options or portions of stock options that exceed this limit or otherwise fail to qualify as ISOs are treated as NSOs. No ISO may be granted to any person who, at the time of grant, owns or is deemed to own stock possessing more than 10% of Forum’s total combined voting power or that of any affiliate unless the following conditions are satisfied:

•	the exercise price of the ISO must be at least 110% of the fair market value of the Common Stock subject to the ISO on the date of grant; and

•	the term of the ISO must not exceed five years from the date of grant.

Subject to adjustment for specified changes in capitalization, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of ISOs under the Equity Incentive Plan is                  shares.

Stock Appreciation Rights

Stock appreciation rights may be granted under the Equity Incentive Plan pursuant to stock appreciation right agreements. Each stock appreciation right is denominated in common stock share equivalents. The strike price of each stock appreciation right will be determined by the Plan Administrator, but will in no event be less than 100% of the fair market value of the Common Stock subject to the stock appreciation right on the date of grant. The Plan Administrator may also impose restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. The appreciation distribution payable upon exercise of a stock appreciation right may be paid in shares of Common Stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the Plan Administrator and set forth in the stock appreciation right agreement. Stock appreciation rights will be subject to the same conditions upon termination of continuous service and restrictions on transfer as stock options under the Equity Incentive Plan.

Restricted Stock Awards

Restricted stock awards may be granted under the Equity Incentive Plan pursuant to restricted stock award agreements. A restricted stock award may be granted in consideration for cash, check, bank draft or money order payable to the Combined Entity, the participant’s services performed for the Combined Entity or any of its affiliates, or any other form of legal consideration acceptable to the Plan Administrator. Shares of Common Stock acquired under a restricted stock award may be subject to forfeiture to or repurchase by the Combined Entity in accordance with a vesting schedule to be determined by the Plan Administrator. Rights to acquire shares of Common Stock under a restricted stock award may be transferred only upon such terms and conditions as are set forth in the restricted stock award agreement. A restricted stock award agreement may provide that any dividends paid on restricted stock will be subject to the same vesting conditions as apply to the shares subject to the restricted stock award. Upon a participant’s termination of continuous service for any reason, any shares subject to restricted stock awards held by the participant that have not vested as of such termination date may be forfeited to or repurchased by the Combined Entity.

Restricted Stock Unit Awards

Restricted stock unit awards may be granted under the Equity Incentive Plan pursuant to restricted stock unit award agreements. Payment of any purchase price may be made in any form of legal consideration acceptable to the Plan Administrator. A restricted stock unit award may be settled by the delivery of shares of Common Stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the Plan Administrator and set forth in the restricted stock unit award agreement. Restricted stock unit awards may be subject to vesting in accordance with a vesting schedule to be determined by the Plan Administrator. Dividend equivalents may be credited in respect of shares of Common Stock covered by a restricted stock unit award, provided that any additional shares credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying restricted stock unit award. Except as otherwise provided in a participant’s restricted stock unit award agreement or other written agreement with the Combined Entity or one of its affiliates, restricted stock units that have not vested will be forfeited upon the participant’s termination of continuous service for any reason.

Performance Awards

The Equity Incentive Plan allows the Combined Entity to grant performance stock and cash awards, including such awards that may qualify as performance-based compensation that is not subject to the $1 million limitation on the income tax deductibility of compensation paid per covered employee imposed by Section 162(m) of the Code.

A performance stock award is a stock award that is payable (including that may be granted, may vest, or may be exercised) contingent upon the attainment of pre-determined performance goals during a performance period. A performance stock award may require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by the compensation committee of the Combined Entity’s board of directors, except that the Plan Administrator also may make any such determinations to the extent that the award is not intended to qualify as performance-based compensation under Section 162(m) of the Code. In addition, to the extent permitted by applicable law and the performance stock award agreement, the Plan Administrator may determine that cash may be used in payment of performance stock awards.

A performance cash award is a cash award that is payable contingent upon the attainment of pre-determined performance goals during a performance period. A performance cash award may require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by the compensation committee of the Combined Entity’s board of directors, except that the Plan Administrator also may make any such determinations to the extent that the award is not intended to qualify as performance-based compensation under Section 162(m) of the Code. The Plan Administrator may specify the form of payment of performance cash awards, which may be cash or other property, or may provide for a participant to have the option for his or her performance cash award to be paid in cash or other property.

In granting a performance stock or cash award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the compensation committee of the Combined Entity’s board of directors will set a period of time, or a performance period, over which the attainment of one or more goals, or performance goals, will be measured. Within the time period prescribed by Section 162(m) of the Code (no later than the earlier of the 90th day of a performance period and the date on which 25% of the performance period has elapsed, and in any event at a time when the achievement of the performance goals remains substantially uncertain), the compensation committee of the Combined Entity’s board of directors will establish the performance goals, based upon one or more criteria, or performance criteria, enumerated in the Equity Incentive Plan and described below. As soon as administratively practicable following the end of the performance period, the compensation committee of the Combined Entity’s board of directors will certify in writing whether the performance goals have been satisfied.

Performance goals under the Equity Incentive Plan will be based on any one or more of the following performance criteria: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation, other non-cash expenses and changes in deferred revenue; (ix) total stockholder return; (x) return on equity or average stockholder’s equity; (xi) return on assets, investment, or capital employed; (xii) stock price; (xiii) margin (including gross margin); (xiv) income (before or after taxes); (xv) operating income; (xvi) operating income after taxes; (xvii) pre-tax profit; (xviii) operating cash flow; (xix) sales or revenue targets; (xx) increases in revenue or product revenue; (xxi) expenses and cost reduction goals; (xxii) improvement in or attainment of working capital levels; (xxiii) economic value added (or an equivalent metric); (xxiv) market share; (xxv) cash flow; (xxvi) cash flow per share; (xxvii) cash balance; (xxviii) cash burn; (xxix) cash collections; (xxx) share price performance; (xxxi) debt reduction; (xxxii) implementation or completion of projects or processes; (xxxiii) stockholders’ equity; (xxxiv) capital expenditures; (xxxv) debt levels; (xxxvi) operating profit or net operating profit; (xxxvii) workforce diversity; (xxxviii) growth of net income or operating income; (xxxix) billings; (xl) bookings; (xli) employee retention; (xlii) acquisition of new customers, including institutional accounts; (xliii) customer retention and/or repeat order rate; (xliv) number of users, including institutional customer accounts (xlv) budget management; (xlvi) partner satisfaction; (xlvii) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); (xlviii) customer satisfaction; and (xlix) and to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the board of directors of the Combined Entity.

Performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. The compensation committee of the Combined Entity’s board of directors (or, to the extent that an award is not intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Plan Administrator) is authorized to make appropriate adjustments in the method of calculating the attainment of performance goals for a performance period as follows; provided, however, that to the extent that an award is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, any such adjustment may be made only if such adjustment is objectively determinable and specified in the award agreement at the time the award is granted or in such other document setting forth the performance goals for the award at the time the performance goals are established: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to U.S. GAAP; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are unusual in nature or occur infrequently as determined under U.S. GAAP; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any business divested by the Combined Entity achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of Common Stock of the Combined Entity by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under the Combined Entity’s bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under U.S. GAAP; (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under U.S. GAAP and (xii) to exclude the effect of any other unusual, non-recurring gain or loss of other extraordinary item.

In addition, the compensation committee of the Combined Entity’s board of directors (or, to the extent that an award is not intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Plan Administrator) retains the discretion to reduce or eliminate the compensation or economic benefit due upon the attainment of any performance goals and to define the manner of calculating the performance criteria it selects to use for a performance period.

Other Stock Awards

Other forms of stock awards valued in whole or in part by reference to, or otherwise based on, Common Stock may be granted either alone or in addition to other stock awards under the Equity Incentive Plan. The Plan Administrator will have sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of Common Stock to be granted and all other terms and conditions of such other stock awards.

Clawback Policy

Awards granted under the Equity Incentive Plan will be subject to recoupment in accordance with any clawback policy that the Combined Entity is required to adopt pursuant to the listing standards of any national securities exchange or association on which Forum’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Plan Administrator may impose other clawback, recovery or recoupment provisions in an award agreement as the Plan Administrator determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of cause.

Changes to Capital Structure

In the event of certain capitalization adjustments, the Plan Administrator will appropriately adjust: (i) the class(es) and maximum number of securities subject to the Equity Incentive Plan and by which the share reserve may increase automatically each year; (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of ISOs; (iii) the class(es) and maximum number of securities that may be awarded to any participant pursuant to Section 162(m) limits; (iv) the class and maximum number of shares that may be awarded to any non-employee director; and (v) the class(es) and number of securities and price per share of stock subject to outstanding stock awards.

Corporate Transaction

In the event of a corporate transaction or a change in control (as defined in the Equity Incentive Plan and described below), the Plan Administrator may take one or more of the following actions with respect to stock awards, contingent upon the closing or consummation of the corporate transaction, unless otherwise provided in the instrument evidencing the stock award, in any other written agreement between the Combined Entity or one of its affiliates and the participant or in the Combined Entity’s director compensation policy, or unless otherwise provided by the Plan Administrator at the time of grant of the stock award:

•	arrange for the surviving or acquiring corporation (or its parent company) to assume or continue the stock award or to substitute a similar stock award for the stock award (including an award to acquire the same consideration paid to the Combined Entity’s stockholders pursuant to the corporate transaction);

•	arrange for the assignment of any reacquisition or repurchase rights held by the Combined Entity in respect of common stock issued pursuant to the stock award to the surviving or acquiring corporation (or its parent company);

•	accelerate the vesting (and, if applicable, the exercisability) of the stock award to a date prior to the effective time of the corporate transaction as determined by the Plan Administrator (or, if the Plan Administrator does not determine such a date, to the date that is five days prior to the effective date of the corporate transaction), with the stock award terminating if not exercised (if applicable) at or prior to the effective time of the corporate transaction; provided, however, that the Plan Administrator may require participants to complete and deliver to the Combined Entity a notice of exercise before the effective date of a corporate transaction, which is contingent upon the effectiveness of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase rights held by the Combined Entity with respect to the stock award;

•	cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised prior to the effective time of the corporate transaction, and pay such cash consideration (including no consideration) as the Plan Administrator may consider appropriate; and

•	make a payment, in such form as may be determined by the Combined Entity’s board of directors equal to the excess, if any, of (i) the value of the property the participant would have received upon the exercise of the stock award immediately prior to the effective time of the transaction, over (ii) any exercise price payable by such holder in connection with such exercise. For clarity, this payment may be zero if the value of the property is equal to or less than the exercise price. In addition, any escrow, holdback, earnout or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.

The Plan Administrator is not required to take the same action with respect to all stock awards or portions of stock awards or with respect to all participants. The Plan Administrator may take different actions with respect to the vested and unvested portions of a stock award.

In the event of a corporate transaction, unless otherwise provided in the instrument evidencing a performance cash award or any other written agreement between the Combined Entity or one of its affiliates and the participant, or unless otherwise provided by the Plan Administrator, all performance cash awards will terminate prior to the effective time of the corporate transaction.

For purposes of the Equity Incentive Plan, a corporate transaction generally will be deemed to occur in the event of the consummation of: (i) a sale or other disposition of all or substantially all of the Combined Entity’s consolidated assets; (ii) a sale or other disposition of more than 50% of the Combined Entity’s outstanding securities; (iii) a merger, consolidation or similar transaction following which the Combined Entity is not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which the Combined Entity is the surviving corporation but the shares of Common Stock outstanding immediately prior to the transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control

Under the Equity Incentive Plan, a stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control (as defined in the Equity Incentive Plan and described below) as may be provided in the participant’s stock award agreement, in any other written agreement with the Combined Entity or one of its affiliates or in any director compensation policy, but in the absence of such provision, no such acceleration will occur.

For purposes of the Equity Incentive Plan, a change in control generally will be deemed to occur in the event: (i) a person, entity or group acquires, directly or indirectly, securities representing more than 50% of the combined voting power of the Combined Entity’s then outstanding securities, other than by virtue of a merger, consolidation, or similar transaction; (ii) there is consummated a merger, consolidation, or similar transaction and, immediately after the consummation of such transaction, the Combined Entity’s stockholders immediately prior thereto do not own, directly or indirectly, more than 50% of the combined outstanding voting power of the surviving entity or the parent of the surviving entity in substantially the same proportions as their ownership of the Combined Entity’s outstanding voting securities immediately prior to such transaction; (iii) the stockholders or the board of the Combined Entity approve a plan of complete dissolution or liquidation, or a complete dissolution or liquidation will otherwise occur, except for a liquidation into a parent corporation; (iv) there is consummated a sale or other disposition of all or substantially all of the Combined Entity’s consolidated assets, other than a sale or other disposition to an entity in which more than 50% of the entity’s combined voting power is owned by the Combined Entity’s stockholders in substantially the same proportions as their ownership of the Combined Entity’s outstanding voting securities immediately prior to such sale or other disposition; or (v) a majority of the Combined Entity’s board of directors becomes comprised of individuals whose nomination, appointment, or election was not approved by a majority of the board members or their approved successors.

Plan Amendments and Termination

The Plan Administrator will have the authority to amend or terminate the Equity Incentive Plan at any time. However, except as otherwise provided in the Equity Incentive Plan or an award agreement, no amendment or termination of the Equity Incentive Plan may materially impair a participant’s rights under his or her outstanding awards without the participant’s consent.

The Combined Entity will obtain stockholder approval of any amendment to the Equity Incentive Plan as required by applicable law and listing requirements. No incentive stock options may be granted under the Equity Incentive Plan after the tenth anniversary of the date the Equity Incentive Plan was adopted by Forum’s board of directors.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and the Combined Entity with respect to participation in the Equity Incentive Plan, which will not become effective until the date of the closing of the Business Combination. No awards will be issued under the Equity Incentive Plan prior to the date of the closing of the Business Combination. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired the Equity Incentive Plan. The Equity Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. The Combined Entity’s ability to realize the benefit of any tax deductions described below depends on the Combined Entity’s generation of taxable income as well as the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of the Combined Entity’s tax reporting obligations.

Nonstatutory Stock Options

Generally, there is no taxation upon the grant of a NSO if the stock option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by the Combined Entity or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the Combined Entity will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options

The Equity Incentive Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss.

If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised.

The Combined Entity is not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, the Combined Entity will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness and the provisions of Section 162(m) of the Code, and provided that either the employee includes that amount in income or the Combined Entity timely satisfies its reporting requirements with respect to that amount.

Restricted Stock Awards

Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following his or her receipt of the stock award, to recognize ordinary income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock.

The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the Combined Entity will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards

Generally, the recipient of a restricted stock unit award structured to comply with the requirements of Section 409A of the Code or an exception to Section 409A of the Code will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. To comply with the requirements of Section 409A of the Code, the stock subject to a restricted stock unit award may generally only be delivered upon one of the following events: a fixed calendar date (or dates), separation from service, death, disability or a change in control. If delivery occurs on another date, unless the restricted stock unit award otherwise complies with or qualifies for an exception to the requirements of Section 409A of the Code (including delivery upon achievement of a performance goal), in addition to the tax treatment described above, the recipient will owe an additional 20% federal tax and interest on any taxes owed.

The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the Combined Entity will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Stock Appreciation Rights

Generally, if a stock appreciation right is granted with an exercise price equal to the fair market value of the underlying stock on the grant date, the recipient will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation, the Combined Entity will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

New Plan Benefits

Awards granted under the Equity Incentive Plan to the Combined Entity’s executive officers and other employees will be discretionary and are not subject to set benefits or amounts under the terms of the Equity Incentive Plan. The Equity Incentive Plan will not become effective until the Closing of the Business Combination and neither Forum’s board of directors nor Forum’s compensation committee has granted any awards under the Equity Incentive Plan subject to stockholder approval of this Incentive Plan Proposal. Accordingly, the benefits or amounts that will be received by or allocated to Forum’s (or the Combined Entity’s) executive officers and other employees under the Equity Incentive Plan, as well as the benefits or amounts which would have been received by or allocated to Forum’s (or the Combined Entity’s) executive officers and other employees for the year ended December 31, 2016 if the Equity Incentive Plan had been in effect, are not determinable.

Vote Required

The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting, assuming that a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Incentive Plan Proposal. Broker non-votes will have no effect with respect to the approval of this proposal.

This proposal is conditioned on the approval of the Pre-Charter Amendment Proposal, the Business Combination Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal and the ESPP Proposal.

Recommendation of the Board

FORUM’S BOARD UNANIMOUSLY RECOMMENDS THAT THE FORUM STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

THE ESPP PROPOSAL

Overview

The following is a summary description of the ESPP as proposed to be adopted by Forum in connection with the Business Combination. This summary is not a complete statement of the ESPP and is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached hereto as Annex E. Forum stockholders should refer to the ESPP for more complete and detailed information about the terms and conditions of the ESPP.

The purpose of the ESPP is to provide a means whereby the Combined Entity can align the long-term financial interests of its employees with the financial interests of its stockholders. In addition, the board of directors believes that the ability to allow its employees to purchase shares of Common Stock will help the Combined Entity to attract, retain, and motivate employees and encourages them to devote their best efforts to the Combined Entity’s business and financial success. Approval of the ESPP by Forum stockholders will allow the Combined Entity to provide its employees with the opportunity to acquire an ownership interest in the Combined Entity through their participation in the ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of the Combined Entity’s stockholders.

If this ESPP Proposal is approved by Forum stockholders, the ESPP will become effective as of the date of the closing of the Business Combination. In the event that Forum stockholders do not approve this proposal, the ESPP will not become effective. Forum does not maintain any other employee stock purchase plans.

Description of the ESPP

The material features of the ESPP are described below. The following description of the ESPP is a summary only and is qualified in its entirety by reference to the text of the ESPP.

Purpose

The purpose of the ESPP is to provide a means by which the Combined Entity’s employees may be given an opportunity to purchase shares of Common Stock following the closing of the Business Combination, to assist the Combined Entity in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for Forum’s success. The rights to purchase Common Stock granted under the ESPP are intended to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code.

Administration

The Combined Entity’s board of directors will have the power to administer the ESPP and may also delegate administration of the ESPP to a committee comprised of one or more members of its board of directors. The Combined Entity’s board of directors will delegate concurrent authority to administer the Equity Incentive Plan to its compensation committee, but may, at any time, revest in itself some or all of the power delegated to its compensation committee. The Combined Entity’s board of directors and its compensation committee will each be considered to be a Plan Administrator for purposes of this proposal. The Plan Administrator has the final power to construe and interpret both the ESPP and the rights granted under it. The Plan Administrator has the power, subject to the provisions of the ESPP, to determine when and how rights to purchase Common Stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any parent or subsidiary companies will be eligible to participate in the ESPP.

Stock Subject to ESPP

Subject to adjustment for specified changes in Forum’s capitalization, the maximum number of shares of Common Stock that may be issued under the ESPP is              shares, plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of up to ten years, commencing on

January 1 following the effective date of the ESPP and ending on (and including) January 1, 2028, in an amount equal to the lesser of (i)     % of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, and (ii)              shares of Common Stock; provided, that prior to the date of any annual increase, the board of directors of the Combined Entity may determine that such increase will be less than the amount set forth in clauses (i) or (ii). If any rights granted under the ESPP terminate without being exercised in full, the shares of common stock not purchased under such rights again become available for issuance under the ESPP. The shares of Common Stock issuable under the ESPP will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Combined Entity on the open market.

Offerings

The ESPP will be implemented by offerings of rights to purchase Common Stock to all eligible employees. The Plan Administrator will determine the duration of each offering period, provided that in no event may an offering period exceed 27 months. The Plan Administrator may establish separate offerings which vary in terms (although not inconsistent with the provisions of the ESPP or the requirements of applicable laws). Each offering period will have one or more purchase dates, as determined by the Plan Administrator prior to the commencement of the offering period. The Plan Administrator has the authority to alter the terms of an offering prior to the commencement of the offering period, including the duration of subsequent offering periods. When an eligible employee elects to join an offering period, he or she is granted a right to purchase shares of Common Stock on each purchase date within the offering period. On the purchase date, all contributions collected from the participant are automatically applied to the purchase of Common Stock, subject to certain limitations (which are described further below under “Eligibility”).

The Plan Administrator has the discretion to structure an offering so that if the fair market value of a share of Common Stock on any purchase date during the offering period is less than or equal to the fair market value of a share of Common Stock on the first day of the offering period, then that offering will terminate immediately following the purchase of shares of Common Stock on such purchase date, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately after such purchase date.

Eligibility

Any individual who is employed by the Combined Entity (or by any of its parent or subsidiary companies if such company is designated by the Plan Administrator as eligible to participate in the ESPP) may participate in offerings under the ESPP, provided such individual has been employed by the Combined Entity (or its parent or subsidiary, if applicable) for such continuous period preceding the first day of the offering period as the Plan Administrator may require, but in no event may the required period of continuous employment be equal to or greater than two years. In addition, the Plan Administrator may provide that an employee will not be eligible to be granted purchase rights under the ESPP unless such employee is customarily employed for more than 20 hours per week and five months per calendar year. The Plan Administrator may also provide in any offering that certain of the Combined Entity’s employees who are “highly compensated” as defined in the Code are not eligible to participate in the ESPP.

No employee will be eligible to participate in the ESPP if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of the Combined Entity’s stock or of any of the Combined Entity’s parent or subsidiary companies, including any stock which such employee may purchase under all outstanding purchase rights and options. In addition, no employee may purchase more than $25,000 worth of Common Stock (determined based on the fair market value of the shares at the time such rights are granted) under all the Combined Entity’s employee stock purchase plans and any employee stock purchase plans of the Combined Entity’s parent or subsidiary companies for each calendar year during which such rights are outstanding.

If this proposal is approved by the Forum stockholders, all of the Combined Entity’s          employees (as of                     , 2018) will be eligible to participate in the ESPP following the closing of the Business Combination.

Participation in the ESPP

An eligible employee may enroll in the ESPP by delivering, prior to the date selected by the Plan Administrator as the beginning of an offering period, an agreement authorizing contributions which may not exceed the maximum amount specified by the Plan Administrator, but in any case which may not exceed 15% of such employee’s earnings during the offering period. Each participant will be granted a separate purchase right for each offering in which he or she participates. Unless an employee’s participation is discontinued, his or her purchase right will be exercised automatically at the end of each purchase period at the applicable purchase price.

Purchase Price

The default purchase price per share at which shares of Common Stock are sold on each purchase date during an offering period will be 95% of the fair market value of a share of Common Stock on the purchase date; provided that the Combined Entity’s board of directors or compensation committee may determine a different purchase price prior to the start of an offering period and provided that the purchase price may not be less than the lower of (i) 85% of the fair market value of a share of Common Stock on the first day of the offering period or (ii) 85% of the fair market value of a share of Common Stock on the purchase date. As of             , 2018, the closing price of Common Stock as reported on The NASDAQ Capital Market was $             per share.

Payment of Purchase Price; Payroll Deductions

The purchase of shares during an offering period generally will be funded by a participant’s payroll deductions accumulated during the offering period. A participant may change his or her rate of contributions, as determined by the Plan Administrator in the offering. All contributions made for a participant are credited to his or her account under the ESPP and deposited with the Combined Entity’s general funds.

Purchase Limits

In connection with each offering made under the ESPP, the Plan Administrator may specify (i) a maximum number of shares of Common Stock that may be purchased by any participant pursuant to such offering, (ii) a maximum number of shares of Common Stock that may be purchased by any participant on any purchase date pursuant to such offering, (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all participants pursuant to such offering, and/or (iv) a maximum aggregate number of shares of Common Stock that may be purchased by all participants on any purchase date pursuant to such offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of purchase rights granted under such offering would exceed any such maximum aggregate number, then the Plan Administrator will make a pro rata allocation of available shares in a uniform and equitable manner.

Withdrawal

Participants may withdraw from an offering by delivering a withdrawal form to the Combined Entity and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the Plan Administrator. Upon such withdrawal, the Combined Entity will distribute to the employee his or her accumulated but unused contributions without interest, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any other offerings under the ESPP.

Termination of Employment

A participant’s rights under any offering under the ESPP will terminate immediately if the participant either (i) is no longer employed by the Combined Entity or any of its parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, the Combined Entity will distribute to the participant his or her accumulated but unused contributions without interest.

Restrictions on Transfer

Rights granted under the ESPP are not transferable. During a participant’s lifetime, such rights may only be exercised by the participant. Shares and cash in a participant’s accounts are released to the participant’s estate or beneficiary upon death of the participant.

Changes in Capitalization

In the event of certain changes in the Combined Entity’s capitalization, the Plan Administrator will appropriately adjust: (i) the class(es) and maximum number of securities subject to the ESPP; (ii) the class(es) and maximum number of securities by which the share reserve it to increase automatically each year; (iii) the class(es) and number of securities subject to, and the purchase price applicable to, outstanding offerings and purchase rights; and (iv) the class(es) and number of securities that are the subject of any purchase limits under each ongoing offering.

Effect of Certain Corporate Transactions

In the event of a corporate transaction (as defined in the ESPP and described below), (i) any surviving or acquiring corporation (or its parent company) may assume or continue outstanding purchase rights granted under the ESPP or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the corporate transaction) for such outstanding purchase rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such outstanding purchase rights or does not substitute similar rights for such outstanding purchase rights, then the participants’ accumulated contributions will be used to purchase shares of Common Stock within ten business days prior to the corporate transaction under such purchase rights, and such purchase rights will terminate immediately after such purchase.

For purposes of the ESPP, a corporate transaction generally will be deemed to occur in the event of the consummation of: (i) a sale or other disposition of all or substantially all of the Combined Entity’s consolidated assets; (ii) a sale or other disposition of at least 50% of the Combined Entity’s outstanding securities; (iii) a merger, consolidation or similar transaction following which the Combined Entity is not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which the Combined Entity is the surviving corporation but the shares of its common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of such transaction.

Duration, Amendment and Termination

The Plan Administrator may amend or terminate the ESPP at any time. However, except in regard to certain capitalization adjustments, any such amendment must be approved by the Combined Entity’s stockholders if such approval is required by applicable law or listing requirements.

Any outstanding purchase rights granted before an amendment or termination of the ESPP will not be materially impaired by any such amendment or termination, except (i) with the consent of the employee to whom such purchase rights were granted, (ii) as necessary to comply with applicable laws, listing requirements or governmental regulations (including Section 423 of the Code), or (iii) as necessary to obtain or maintain favorable tax, listing or regulatory treatment.

Notwithstanding anything in the ESPP or any offering to the contrary, the Plan Administrator will be entitled to: (i) establish the Exchange Ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit contributions in excess of the amount designated by a participant in order to adjust for mistakes in the processing of properly completed contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each participant properly correspond with amounts withheld from the participant’s contributions; (iv) amend any outstanding purchase rights or clarify any ambiguities regarding the terms of any offering to enable such purchase rights to qualify under and/or comply with Section 423 of the Code; and (v) establish other limitations or procedures as the Plan Administrator determines in its sole discretion advisable that are consistent with the ESPP. Any such actions by the Plan Administrator will not be considered to alter or impair any purchase rights granted under an offering as they are part of the initial terms of each offering and the purchase rights granted under each offering.

Federal Income Tax Information

The following is a summary of the principal U.S. federal income tax consequences to participants and the Combined Entity with respect to participation in the ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of Common Stock acquired under the ESPP. The ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Rights granted under the ESPP are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of Common Stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.

There are no federal income tax consequences to the Combined Entity by reason of the grant or exercise of rights under the ESPP. The Combined Entity is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

New Plan Benefits

Participation in the ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the ESPP. In addition, Forum’s board of directors and Forum’s compensation committee have not granted any purchase rights under the ESPP that are subject to stockholder approval of this proposal. The ESPP will not become effective until the date of the Closing of the Business Combination. Accordingly, the benefits or amounts that will be received by or allocated to Forum’s (or the Combined Entity’s) executive officers and other employees under the ESPP, as well as the benefits or amounts which would have been received by or allocated to Forum’s (or the Combined Entity’s) executive officers and other employees for the fiscal year ended December 31, 2016 if the ESPP had been in effect, are not determinable. No non-employee directors will be eligible to participate in the ESPP.

Vote Required

The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting, assuming that a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the ESPP Proposal. Broker non-votes will have no effect with respect to the approval of this proposal.

This proposal is conditioned on the approval of the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal and the Incentive Plan Proposal.

Recommendation of the Board

FORUM’S BOARD UNANIMOUSLY RECOMMENDS THAT THE FORUM STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow Forum’s board of directors to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to Forum’s stockholders in the event that based upon the tabulated vote at the time of the Special Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Pre-Merger Charter Amendment Proposal, the Business Combination Proposal, the Escrow Amendment Proposal, the Nasdaq Proposal, the Post-Merger Charter Amendment Proposal, the Incentive Plan Proposal or the ESPP Proposal. In no event will Forum’s board of directors adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under its amended and restated certificate of incorporation and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Forum’s stockholders, Forum’s board of directors may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other proposal.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Forum Common Stock represented in person or by proxy and entitled to vote thereon at the Special Meeting. Abstentions will have the same effect as a vote “AGAINST” this proposal.

Recommendation of the Board of Directors

FOURM’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT FORUM

Overview

Forum is a blank check company incorporated as a Delaware corporation on November 17, 2016 and formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction with one or more operating businesses or assets (a “business combination”).

Significant Activities Since Inception

The registration statement for the Forum IPO was declared effective on April 6, 2017. On April 12, 2017, the Company consummated the Forum IPO of 15,000,000 Units, generating gross proceeds of $150,000,000. Simultaneously with the closing of the Forum IPO, Forum consummated the sale of 555,000 Placement Units at a price of $10.00 per Unit in a private placement to the Sponsor, generating gross proceeds of $5,550,000. In addition, at the closing of the Forum IPO, Forum issued 150,000 Representative Shares to EBC, the underwriter for the Forum IPO and certain other related parties.

Following the closing of the Forum IPO on April 12, 2017, an amount of $151,500,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Forum IPO and the Placement Units was placed in the Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by Forum meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by Forum, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.

On April 18, 2017, in connection with the underwriters’ exercise of their over-allotment option in full, Forum consummated the sale of an additional 2,250,000 Units, and the sale of an additional 67,500 Placement Units at $10.00 per Unit, generating total gross proceeds of $23,175,000. In addition, Forum issued an additional 22,500 Representative Shares to the underwriters for no additional consideration. Following the closing of the Forum IPO, an additional $22,725,000 of net proceeds ($10.10 per Unit) was placed in the Trust Account, resulting in $174,225,000 ($10.10 per Unit) held in the Trust Account.

Effecting a Business Combination

Forum is not presently engaged in, and will not engage in, any operations until after the Business Combination. Forum intends to effect the Business Combination using cash held in the Trust Account and, if needed, funds from any additional private equity financings.

Selection of a Target Business and Structuring of the Initial Business Combination

Under Nasdaq rules, an initial business combination must occur with one or more target businesses that together have a fair market value of at least 80% of our assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account count) at the time of the agreement to enter into the initial business combination. The fair market value of the target or targets will be determined by Forum’s board of directors based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation or value of comparable businesses. Subject to this requirement, Forum’s management has had virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses, although Forum was not permitted to effectuate an initial business combination with another blank check company or a similar company with nominal operations. In any case, Forum determined that it would only complete an initial business combination in which we acquired 50% or more of the outstanding voting securities of the target or were otherwise not required to register as an investment company under the Investment Company Act.

Redemption Rights for Holders of Public Shares

Forum is providing its public stockholders with the opportunity to redeem their Public Shares for cash equal to a pro rata share of the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay Forum’s franchise and income taxes, divided by the number of then outstanding Public Shares, upon the consummation of the Business Combination, subject to the limitations described herein. As of November 30, 2017, the amount in the Trust Account, net of taxes payable, is approximately $10.13 per Public Share. The Sponsor, officers and directors have agreed to waive their redemption rights with respect to the Founders Shares and any Public Shares they may hold in connection with the consummation of the Business Combination. The Founders Shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

The Sponsor, Forum’s officers and directors and EBC have agreed to waive their redemption rights with respect to any capital stock they may hold in connection with the consummation of the Business Combination. The Founders Shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Holders of outstanding Units must separate the underlying Public Shares, Public Rights and Public Warrants prior to exercising redemption rights with respect to the Public Shares. For more information about how to separate the underlying Public Shares from Units, see the section titled “Business Combination Proposal—Redemption Rights.”

Submission of Our Initial Business Combination to a Stockholder Vote

Forum is providing its public stockholders with redemption rights upon consummation of the Business Combination. Public stockholders electing to exercise their redemption rights will be entitled to receive the cash amount specified above, provided that such stockholders follow the specific procedures for redemption set forth in this proxy statement/prospectus relating to the stockholder vote on a Business Combination. Unlike many other blank check companies, Forum’s public stockholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then public stockholders electing to exercise their redemption rights will not be entitled to receive such payments.

The holders of the Founders Shares and shares of Class A Common Stock underlying the Placement Units have agreed to vote such Common Stock owned by them in favor of the Business Combination. In addition, the Sponsor, Forum’s officers and directors and EBC have agreed to waive their redemption rights with respect to any capital stock they may hold in connection with the consummation of the Business Combination.

Limitation on Redemption Rights

Notwithstanding the foregoing, our charter provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemptions with respect to more than 20% of the shares sold in the Forum IPO.

Employees

Forum has three executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to Forum’s affairs until Forum has completed its initial business combination. The amount of time they devote in any time period varies based on the stage of the business combination process Forum is in. Forum does not intend to have any full time employees prior to the consummation of an initial business combination.

Facilities

Forum maintains its principal executive offices at 135 East 57th Street, 8th Floor, New York, New York 10022. The cost for this space is included in the $10,000 per-month aggregate fee an affiliate of the Sponsor charges Forum for general and administrative services commencing on April 6, 2017 pursuant to a letter agreement between Forum and an affiliate of the Sponsor. Forum believes, based on rents and fees for similar services in the New York area, that the fee charged by the Sponsor is at least as favorable as Forum could have obtained from an unaffiliated person.

Legal Proceedings

To the knowledge of Forum’s management, there are no legal proceedings pending against Forum.

FORUM’S MANAGEMENT

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to Forum and its consolidated subsidiaries before the Business Combination.

Directors and Executive Officers

The directors and executive officers of Forum are as follows as of the date of this proxy statement/prospectus:

Name	Age	Position
Stephen A, Vogel	68	Executive Chairman and Director (Class two)
Marshall Kiev	49	Co-Chief Executive Officer, President and Director (Class two)
David Boris	57	Co-Chief Executive Officer and Chief Financial Officer and Director (Class two)
Jerry Elliott	57	Director (Class one)
Neil Goldberg	64	Director (Class one)
Richard Katzman	60	Director (Class one)
Steven Berns	53	Director (Class one)

Stephen A. Vogel has been our Executive Chairman since December 2016 and is a director on our board of directors. Mr. Vogel has over 40 years of operating and private equity experience. He has served as General Partner of Vogel Partners, LLP, a private investment firm, since 1996. Mr. Vogel began his career in 1971 as President, CEO and Co-Founder of Synergy Gas Corp., a retail propane distribution company. During his 25-year tenure, Mr. Vogel grew Synergy to more than 250,000 customers, 2,700 employees and more than $300 million in annual revenue. Synergy Gas Corp. successfully completed 50 acquisitions during this time and increased its distribution base to 330 retail locations. After selling Synergy Gas Corp. to Northwestern Corp. in 1995, Mr. Vogel co-founded EntreCapital Partners, a private equity firm that focused on companies facing operational or management challenges, and served until 1999. Additionally, he was a venture partner at EnerTech Capital Partners, an energy focused venture capital firm, from 1999 to 2002, and an operating partner at Tri-Artisan Capital Partners, LLC, an investment bank, from 2004 to 2006. Mr. Vogel also served as CEO of Grameen America, a not-for-profit organization that provides microloans to low-income borrowers in the United States, from 2008 to 2013. He was on the board of Netspend (NASDAQ: NTSP), a leader for prepaid stored value platforms, from 2011 to 2013. Mr. Vogel was a member of the Board of Trustees at Montefiore Medical Center and Children’s Hospital for over 20 years and served on the Board of Trustees at Lighthouse International, a non-profit organization. Mr. Vogel is a past Trustee of the Horace Mann School and previously served on the Board of Directors of the National Propane Gas Association. Mr. Vogel received a BS degree from Syracuse University School of Management. We believe Mr. Vogel is well-qualified to serve as a member of our board of directors due to his extensive business experience in strategic planning and corporate development as well as his vast operational experience.

Marshall Kiev has been our Co-Chief Executive Officer and President since inception and is a director on our board of directors. He has over 25 years of alternative investing experience. He has been the President and Founder of MK Capital Partners, a private investment firm, since 2016. The firm’s primary investment strategies include direct private equity, growth equity and venture capital. Mr. Kiev was previously a Director of Cohen Private Ventures (“CPV”), from 2013 to 2016. CPV is a family office investing long-term capital in direct private investments and other opportunistic transactions. Prior to his position with CPV, Mr. Kiev was Chief of Staff at S.A.C. Capital Advisors, an investment firm, from 2010 to 2013. Prior to joining S.A.C., Mr. Kiev was President of Alternative Investments at Family Management Corporation, a multi-family office, from 2007 to 2009, where he oversaw a portfolio of investments in hedge funds and private equity funds. Previously, Mr. Kiev was a Partner at Main Street Resources, a middle-market private equity firm, from 2000 to 2007. He began his career in 1989 at Family Management Corporation where he held a variety of roles over more than a decade. Mr. Kiev is an active member of the Young Presidents’ Organization and a former member of the Dean’s

Council at Weill Cornell Medical College. Mr. Kiev received an MBA degree from the Stern School of Business at New York University and a BA degree also from New York University. We believe Mr. Kiev is well-qualified to serve as a member of our board of directors due to his extensive financial experience as well as his asset management experience.

David Boris has been our Co-Chief Executive Officer and Chief Financial Officer since inception and is a director on our board of directors. He has over 30 years of Wall Street experience in mergers and corporate finance and has been involved in 13 SPAC transactions as an advisor, investment banker and/or board member, including nine business combinations totaling over $3.4 billion. Mr. Boris has been a Director of Pacific Special Acquisition Corp., a SPAC formed by one of the leading independent investment banks in China, since July 2015. In addition, he served as advisor to Limbach Holdings in connection with its merger with 1347 Capital Corp., a SPAC, from 2015 to 2016. From November 2010 to May 2013, Mr. Boris served as Chairman of Primcogent Solutions LLC, leading the board during the period of the company’s preparation to seek reorganization by way of a voluntary bankruptcy petition, which was filed in 2013. Mr. Boris served as a director of Trio Merger Corp., a SPAC, from its inception through its business combination with SAExploration. Mr. Boris served as Senior Managing Director and Head of Investment Banking at Pali Capital, Inc., an investment banking firm, from 2007 to 2010, and was a founding member and Managing Director of Morgan Joseph & Co. Inc., an investment banking firm, from 2001 to 2007, where he was head of both the Financial Sponsors and Media Groups. Mr. Boris served as President of Ladenburg Thalmann Group Inc. from 1999 to 2000, and was also Executive Vice President and Head of Investment Banking at Ladenburg Thalmann & Co. Inc. from 1998 to 2000. In addition, he was a co-founder, director, and a principal stockholder of Brenner Securities Corporation and its successors. Prior to Brenner, Mr. Boris was at Oppenheimer & Company, as a Senior Vice President and Limited Partner. Mr. Boris began his career as a member of the Business Development Group of W.R. Grace & Company, from 1984 to 1985. He is an active member of the Young Presidents’ Organization. Mr. Boris received a M.B.A. from Columbia University Business School and a B.A. from Vassar College, cum laude. We believe Mr. Boris is well-qualified to serve as a member of the board due to his wide range of experience in capital market activities as well as his activities in special purpose acquisition companies and asset management.

Jerry Elliott is one of our directors on our board of directors. He has 25 years of experience with companies in the internet infrastructure, wireless infrastructure, wireless services, and broadband services sectors. He has been the CEO, President, COO, and CFO of both private equity owned and public companies. Since January 2017, Mr. Elliott has been the Chief Executive Officer of BAI Communications-US, which builds, owns and operates fiber and wireless infrastructure. Mr. Elliott served from 2015 to 2016 as the President and Chief Executive Officer of J5 Infrastructure Partners, which provides site deployment, design, engineering, and installation services to the largest telecommunications and infrastructure companies in the U.S. Previously, from 2012 to 2014, he was President of Cricket Wireless, which was acquired in 2014 by AT&T for $4.1 billion. From 2006 to 2007, Mr. Elliott was President and CEO of Global Signal, which owned 11,000 cell towers throughout the U.S. and was acquired by Crown Castle in 2007 for $5.7 billion. He also has been the President of Frontier Communications (NYSE: FTR), a provider of commercial and residential broadband services, and CFO of Virgin Media, the largest provider of internet, video and wireless services in the U.K. Mr. Elliott began his career in the industry in 1996 as a Managing Director in the Media and Communications investment banking group at Morgan Stanley. Mr. Elliott has served on the Board of Directors of several companies in the technology, media, and telecommunications industries including Transit Wireless, Global Signal, Tekelec, Super Media, Suncom Wireless, Ntelos, Frontier Communications, SpineWave, and Caribe Media. He is an Adjunct Professor of Management at the U.S. Military Academy at West Point. Mr. Elliott received an LL.M. in tax law from New York University and received a B.B.A. in both finance and accounting and a J.D. degree from Baylor University. We believe Mr. Elliott is well-qualified to serve as a member of the board due to his experience in finance and industry.

Neil Goldberg is one of our directors on our board of directors. He has 44 years of retailing, merchandising, general management and real estate experience. Mr. Goldberg has served as President and CEO of Raymour and Flannigan Furniture and Holdings, one of the largest furniture retailers in the United States, since 1972. He has lead the growth of Raymour and Flannigan from three local stores to its current 106 locations across seven Northeast states employing more than 4,700 people. In addition, Mr. Goldberg has been active on numerous national industry boards including the National Home Furnishing Association, the Home Furnishing Council, the American Furniture Hall of Fame and FurnitureFan.com. He has also participated on the board of local and national charitable organizations including the HSBC Bank Regional Board, the Metropolitan Development Association, Say Yes to Education, the Salvation Army of Central New York and the Syracuse University School of Management. Mr. Goldberg has been honored for his work as a recipient of the Ernst and Young Entrepreneur of the Year, the City of Hope Spirit of Life Award and the Anti-Defamation League American Heritage Award. Mr. Goldberg received a B.S. in accounting from the Syracuse University School of Management. We believe Mr. Goldberg is well-qualified to serve as a member of the board due to his experience in operations and real estate.

Richard Katzman is one of our directors on our board of directors. He is a private investor in early stage companies and a member of the New York Angels investing group, advising and investing in over two dozen startups. He is also an Executive Director and board member of The Noodle Companies, a group of early stage ventures seeking to increase transparency and efficiency in education, based in New York City. Mr. Katzman was President, Chairman & CEO of Kaz, Incorporated, a multinational consumer appliance company, from 1987 until its sale in December 2010. Kaz’s products include humidifiers, vaporizers, digital thermometers, hot/cold therapy, heaters, fans, and air cleaners. Under his leadership, the company grew from $4 million in annual sales to $500 million by expanding its product offerings, developing international distribution, and pioneering brand extension licensing with global power brands Vicks, Honeywell and Braun. Mr. Katzman also co-founded Terra Firma Software, a provider of enterprise solutions and an early developer of Macintosh applications, in 1982. Mr. Katzman is a board member of Brown University’s Entrepreneurship Program, was Executive in Residence for the first cohort of the IE-Brown Executive MBA program in 2011-12 and has been a judge in several business plan competitions. Mr. Katzman was a board member of Princeton Review from its founding in 1982 until 2012, currently serves on the boards of Hudson Opera House, Bard’s Creative Council, and Generation Citizen, and was a trustee of Columbia Memorial Hospital in Hudson, NY. He is also a member of the Young Presidents’ Organization. Mr. Katzman graduated with an A.B. from Brown University and attended the Singularity University Executive Program. We believe Mr. Katzman is well-qualified to serve as a member of the board due to his experience in finance and operations.

Steven Berns is one of our directors on our board of directors. He has more than 30 years of senior management, financial and operating experience in public companies. He has been Chief Operating Officer and Chief Financial Officer of Shutterstock, Inc. (NYSE: SSTK), a leading global provider of high-quality licensed photographs, vectors, illustrations, videos and music to businesses, marketing agencies and media organizations around the world, since September 2015. From July 2013 through August 2015, Mr. Berns served as Executive Vice President and Chief Financial Officer of Tribune Media (formerly Tribune Company), one of the country’s leading multimedia companies, operating businesses in broadcasting, publishing and digital. Prior to that time, Mr. Berns was the Executive Vice President and Chief Financial Officer of Revlon, Inc. (NYSE: REV), a worldwide cosmetics and beauty products company, from May 2009 to July 2013. Prior to that time, Mr. Berns was Chief Financial Officer of Tradeweb, LLC, a leading over-the-counter, multi-asset class online marketplace, and a pioneer in the development of electronic trading and trade processing, since November 2007. From November 2005 until July 2007, Mr. Berns served as President, Chief Financial Officer and Director of MDC Partners Inc. (NASDAQ: MDCA) and from September 2004 to November 2005, Mr. Berns served as Vice Chairman and Executive Vice President of MDC Partners. Prior to that, Mr. Berns was the Senior Vice President and Treasurer of Interpublic Group of Companies, Inc., (NYSE: IPG) an organization of advertising agencies and marketing services companies from August 1999 until September 2004. Before that, Mr. Berns held a variety of positions in finance at Revlon, Inc. from April 1992 until August 1999, becoming Vice President and Treasurer in 1996. Prior to joining Revlon in 1992, Mr. Berns worked at Paramount Communications Inc. and at a predecessor public accounting firm of Deloitte & Touche. Mr. Berns is a Certified Public Accountant. Mr. Berns served as a Director and Chairman of the Audit Committee of Shutterstock, Inc. from 2012 through July 2015. He served as a Director and member of the Audit and Compensation Committees for LivePerson, Inc.

(NASDAQ: LPSN) from April 2002 until June 2011. Mr. Berns received a B.S. from Lehigh University and an M.B.A. from the Stern School of Business at New York University. We believe Mr. Berns is well-qualified to serve as a member of the board due to experience in finance and operations.

Number and Terms of Office of Officers and Directors

Forum’s board of directors is divided into two classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to its first annual meeting of stockholders) serving a two-year term. The term of office of the first class of directors, consisting of Messrs. Boris, Kiev and Vogel, will expire at Forum’s first annual meeting of stockholders. The term of office of the second class of directors, consisting of Messrs. Elliott, Goldberg, Katzman and Berns, will expire at the second annual meeting of stockholders. Forum does not currently intend to hold an annual meeting of stockholders until after it consummates its initial Business Combination (unless it does not consummate its initial Business Combination prior to April 12, 2019, in which case NASDAQ rules require that Forum hold an annual meeting prior to April 12, 2019).

Forum’s officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Forum’s board of directors is authorized to appoint persons to the offices set forth in Forum’s bylaws as it deems appropriate. Forum’s bylaws provide that its officers may consist of a Chief Executive Officer, President, Chief Financial Officer, Secretary and such other offices as may be determined by the board of directors.

Stockholder Communications

Stockholders who wish to communicate directly with Forum’s board of directors, or any individual director, should direct questions in writing to Forum’s Corporate Secretary, Former Merger Corporation, c/o Forum Investors I, LLC, 135 East 57th Street, 8th Floor, New York, New York 10022. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Board Communication” or “Director Communication.” All such letters must identify the author and clearly state whether the intended recipients are all members of the board of directors or just certain specified individual directors. The Corporate Secretary will make copies of all such letters and circulate them to the appropriate director or directors.

Director Independence

NASDAQ listing standards require that a majority of Forum’s board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of Forum’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

Each of Messrs. Berns, Elliott, Goldberg and Katzman is considered an “independent director” under the Nasdaq listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

Forum’s independent directors have regularly scheduled meetings at which only independent directors are present.

Board Leadership Structure and Role in Risk Oversight

Forum’s board of directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of Forum at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and Forum’s governing documents do not mandate a particular structure. This has allowed Forum’s board of directors the flexibility to establish the most appropriate structure for Forum at any given time.

Forum’s board of directors is actively involved in overseeing Forum’s risk management processes. Forum’s board of directors focuses on its general risk management strategy and ensures that appropriate risk mitigation strategies are implemented by management. Further, operational and strategic presentations by management to Forum’s board of directors include consideration of the challenges and risks of Forum’s businesses, and Forum’s board of directors and management actively engage in discussion on these topics. In addition, each of Forum’s board of directors’ committees considers risk within its area of responsibility. For example, Forum’s Audit Committee provides oversight to legal and compliance matters and assesses the adequacy of Forum’s risk-related internal controls. Forum’s Compensation Committee considers risk and structures the Company’s executive compensation programs, if any, to provide incentives to reward appropriately executives for growth without undue risk taking.

Compensation Committee Interlocks and Insider Participation

None of Forum’s executive officers currently serves, and in the past year has not served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on Forum’s board of directors.

Executive Compensation

No Forum executive officer has received any cash compensation for services rendered to Forum. Commencing on the April 6, 2017 through the acquisition of a target business, Forum will pay an affiliate of the Sponsor an aggregate fee of $10,000 per month for providing Forum with office space and certain office and secretarial services. However, this arrangement is solely for our benefit and is not intended to provide Forum’s executive officers or directors compensation in lieu of a salary.

Other than the $10,000 per month administrative fee and the repayment of any loans made by the Sponsor to Forum, no compensation or fees of any kind, including finder’s, consulting fees and other similar fees, will be paid to the Sponsor, members of Forum’s management team or their respective affiliates, for services rendered prior to or in connection with the consummation of Forum’s initial business combination (regardless of the type of transaction that it is). However, they will receive repayment of any loans from the Sponsor, officers and directors for working capital purposes and reimbursement for any out-of-pocket expenses incurred by them in connection with activities on Forum’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by Forum.

After Forum’s initial business combination, members of Forum’s management team who remain with Forum may be paid consulting, management or other fees from the Combined Entity with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of a stockholder meeting held to consider an initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

SELECTED FINANCIAL AND OTHER DATA OF FORUM

Forum is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

Forum’s balance sheet data as of September 30, 2017 and statement of operations data for the nine months ended September 30, 2017 are derived from Forum’s unaudited financial statements included elsewhere in this proxy statement/prospectus. Forum’s balance sheet data as of December 31, 2016 and statement of operations data for the period from November 17, 2016 (inception) through December 31, 2016 are derived from Forum’s audited financial statements included elsewhere in this proxy statement/prospectus. C1’s balance sheet data as of September 30, 2017 and statement of income data for the nine months ended September 30, 2017 and 2016 are derived from C1’s unaudited financial statements included elsewhere in this proxy statement/prospectus. C1’s balance sheet data as of December 31, 2016 and 2015 and statement of income data for the years ended December 31, 2016 and 2015 are derived from C1’s audited financial statements included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following selected financial information in conjunction with each of C1’s and Forum’s consolidated financial statements and related notes and “C1’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Forum’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein.

	Nine Months Ended September 30, 2017	For the Period from November 17, 2016 (inception) through December 31, 2016
	(in thousands, except share and per share amounts)
Statements of Operations Data:
Revenue	$—	$—
Loss from operations	(235)	(2)
Interest income	732	—
Unrealized gain	7	—
Net income (loss)	335	(2)
Basic and diluted net loss per share	(0.04)	(0.00)
Weighted average shares outstanding excluding shares subject to possible redemption—basic and diluted	4,864,925	3,750,000

	As of September 30, 2017	As of December 31, 2016
	(in thousands)
Balance Sheet Data:
Working capital	$191	$9
Trust account	174,965	—
Total assets	175,380	38
Total liabilities	224	16
Value of common stock subject to redemption	170,156	—
Shareholders’ equity	5,000	23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF FORUM

The following discussion of Forum’s financial condition and results of operations should be read in conjunction with Forum’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus. Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to Forum and its consolidated subsidiaries before the Business Combination.

Overview

We are a blank check company incorporated on November 17, 2016 in Delaware and formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more target businesses. We intend to effectuate our Business Combination using cash from the proceeds of our Initial Public Offering and the sale of Placement Units that occurred simultaneously with the completion of our Initial Public Offering, our capital stock, debt or a combination of cash, stock and debt.

The issuance of additional shares of Common Stock or preferred stock:

•	may significantly reduce the equity interest of our stockholders;

•	may subordinate the rights of holders of shares of Common Stock if we issue shares of preferred stock with rights senior to those afforded to our shares of Common Stock;

•	will likely cause a change in control if a substantial number of our shares of Common Stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely will also result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our securities.

Similarly, if we issue debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after a Business Combination are insufficient to pay our debt obligations;

•	acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that required the maintenance of certain financial ratios or reserves and we breach any such covenant without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete a Business Combination will be successful.

Results of Operations

We neither engaged in any operations nor generated any revenues during the for the period from November 17, 2016 (inception) to December 31, 2016. Our entire activity since inception was to prepare for our proposed fundraising through an offering of our equity securities.

We neither engaged in any operations nor generated any revenues during the nine months ended September 30, 2017. Our only activities from inception to September 30, 2017 were organizational activities and those necessary to consummate the Initial Public Offering, described below, and identifying a target company for a Business Combination. Following the Initial Public Offering, we do not expect to generate any operating revenues until after the completion of our Business Combination. We expect to generate non-operating income in the form of interest income on cash and marketable securities held after the Initial Public Offering, which we expect to be insignificant in view of the currently low interest rates on risk-free investments. There has been no significant change in our financial position and no material adverse change has occurred since the date of our audited financial statements included in our registration statement for the Initial Public Offering. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended September 30, 2017, we had net income of $238,634, which consists of interest income on marketable securities held in the Trust Account of $405,853 and an unrealized gain on marketable securities held in our Trust Account of $56,174, offset by operating costs of $104,290 and a provision for income taxes of $119,103.

For the nine months ended September 30, 2017, we had net income of $335,550, which consists of interest income on marketable securities held in the Trust Account $732,299 and an unrealized gain on marketable securities held in our Trust Account $7,435, offset by operating costs of $235,155, and a provision for income taxes of $169,029.

Liquidity and Capital Resources

On April 12, 2017, we consummated the Initial Public Offering of 15,000,000 Units at a price of $10.00 per Unit generating gross proceeds of $150,000,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 555,000 Private Units to our Sponsor at a price of $10.00 per Unit, generating gross proceeds of $5,550,000.

On April 18, 2017, in connection with the underwriters’ exercise of their over-allotment option in full, we consummated the sale of an additional 2,250,000 Units and the sale of an additional 67,500 Placement Units at $10.00 per Unit, generating total gross proceeds of $23,175,000.

Following the Initial Public Offering and the exercise of the over-allotment option, a total of $174,225,000 was placed in the Trust Account. We incurred $3,927,424 in Initial Public Offering related costs, including $3,450,000 of underwriting fees and $477,424 of Initial Public Offering costs.

As of September 30, 2017, we had cash of $337,067 held outside the Trust Account, which is available for use by us to cover the costs associated with identifying a target business, negotiating a Business Combination, due diligence procedures and other general corporate uses. In addition, as of September 30, 2017, we had accounts payable and accrued expenses of $52,549.

As of September 30, 2017, we had cash and marketable securities held in the Trust Account of $174,964,734 (including approximately $740,000 of interest income) consisting of U.S. treasury bills with a maturity of 180 days or less. Interest income on the balance in the Trust Account may be used by us to pay taxes and up to $100,000 of dissolution expenses. Through September 30, 2017, we did not withdraw any funds from the interest earned on the Trust Account.

For the nine months ended September 30, 2017, cash used in operating activities was $262,471, consisting primarily of net income of $335,550, interest earned on cash and marketable securities held in the Trust Account of $732,299 and an unrealized gain on marketable securities held in our Trust Account of $7,435. Changes in operating assets and liabilities provided $141,713 of cash from operating activities.

We intend to use substantially all of the net proceeds of the Initial Public Offering, including the funds held in the Trust Account, to acquire a target business or businesses and to pay our expenses relating thereto. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to finance transaction costs in connection with a Business Combination, our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into Units of the post business combination entity at a price of $10.00 per Unit at the option of the lender. Such Units would be identical to the Placement Units. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amounts necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our Common Stock upon completion of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our Business Combination. If we are unable to complete our Business Combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Off-balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and administrative support provided to the Company. We began incurring these fees on April 7, 2017 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and the Company’s liquidation.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. The Company has not identified any critical accounting policies.

Quantitative and Qualitative Disclosures About Market Risk

All activity through September 30, 2017 relates to our formation and our Initial Public Offering and identifying a target company for a Business Combination. We did not have any financial instruments that were exposed to market risks at September 30, 2017.

INFORMATION ABOUT C1

References in this section to “ConvergeOne” or C1 refers to “C1” Investment Corp. and its consolidated subsidiaries.

ConvergeOne

ConvergeOne is a leading IT services provider of collaboration and technology solutions for large and medium enterprises. ConvergeOne serves clients through its comprehensive engagement model which includes the full lifecycle of services from consultation and design through implementation, optimization, and ongoing support. Approximately 46% of its total revenue in 2016 was derived from its services offerings, which include professional and managed, cloud, and maintenance services. ConvergeOne’s deep technical expertise enables it to deliver complex, multi-vendor solutions across a number of delivery models, including on-premise and in private, hybrid, C1 Cloud, and public cloud environments. ConvergeOne served over 2,900, 3,400, and 3,700 clients in 2014, 2015, and 2016, respectively. From 2014 to 2016, ConvergeOne served 52% of the Fortune 100, 40% of the Fortune 500, and 32% of the Fortune 1000.

Through its leading professional services capabilities, ConvergeOne designs thousands of solutions each year across its core technology markets: (i) collaboration and (ii) enterprise networking, data center, cloud, and security, each of which is complemented by its industry-leading managed, cloud, and maintenance services. Managed, cloud, and maintenance services typically have multi-year contractual terms with high renewal rates and accounted for 29% of its total revenue in 2016. Through ConvergeOne’s relationships with more than 100 leading and next-generation technology partners, its engineers deliver optimal services and solutions to clients regardless of their existing infrastructure.

Collaboration technology is essential to modern business, enabling workforce mobility and driving globalization through connectivity across any device. Collaboration solutions create significant competitive advantages through enhanced productivity, innovative ways of working together, and omni-channel customer engagement models. With its more than 20-year focus on collaboration solutions, ConvergeOne believes it will benefit from the rapid growth of this market. ConvergeOne derived approximately 68% of its total revenue in 2016 from services and technology offerings in the collaboration market.

ConvergeOne believes it is well positioned to capture opportunities resulting from major IT trends. As a result of the increased demand for software-centric and multi-vendor solutions, the process of designing, integrating, and managing these solutions has become significantly more complex. At the same time, businesses are seeking to adopt technologies across a range of delivery methods as they increasingly migrate their infrastructure to the cloud. Enterprises are looking to IT service providers that have the technical expertise and relationships with leading technology partners to deliver these new technologies across any consumption model.

C1’s technical expertise and client-centric culture have led to long-standing and expanding client relationships. With more than 1,180 highly skilled engineers and consulting professionals and approximately 290 sales professionals, ConvergeOne is able to deliver customized services and technology offerings to address the specific needs of its clients. Additionally, among its top 100 clients based on 2016 revenue, ConvergeOne has an average tenure of more than nine years. ConvergeOne generated 93% and 91% of its total revenue in 2015 and 2016, respectively, from clients it served in a prior year.

C1’s services-driven approach has generated industry-leading customer satisfaction rates. According to a third-party conducted survey, ConvergeOne’s Net Promoter Score, or NPS, of 61 in 2016 was more than twice the technology vendor industry average of 30. NPS is a commonly used industry measure of customers’ overall satisfaction. ConvergeOne’s NPS highlights its ability to differentiate itself from competitors through its overall quality of service and technical expertise. Additionally, in this survey 86% of its clients indicated that they are “highly likely” to recommend it to other businesses and organizations.

During 2015 and 2016, ConvergeOne served over 3,400 and 3,700 clients, respectively. ConvergeOne’s client base is diversified across large and medium enterprises and across industry verticals. In 2015,

ConvergeOne’s top 10 and top 25 clients accounted for 22% and 35% of total revenue, respectively, and its largest client represented approximately 6% of total revenue. In 2016, ConvergeOne’s top 10 and top 25 clients accounted for 17% and 29% of total revenue, respectively, and its largest client represented approximately 4% of total revenue. ConvergeOne’s top 100 clients accounted for 60% and 54% of its total revenue in 2015 and 2016, respectively.

C1’s Market

ConvergeOne participates in a rapidly evolving IT market, which has been driven by numerous technological advancements, including cloud, software-defined infrastructure, virtualization, security, mobility, data analytics, and IoT. These secular trends, along with a mobile and global workforce that expects constant connectivity, have resulted in the need for increasingly complex, distributed, and multi-vendor IT environments. Enterprises are increasingly seeking the assistance of IT service providers who have the expertise to consult, design, integrate, and manage their technology solutions and platforms.

According to Gartner-Enterprise IT Spending, the global IT market is expected to grow from $2.7 trillion in 2015 to $3.0 trillion in 2019, representing a compound annual growth rate, or CAGR, of 3%. ConvergeOne primarily operates in the North American IT market which, according to Gartner-Enterprise IT Spending, is expected to grow from $1.1 trillion in 2015 to $1.3 trillion in 2019, representing a CAGR of 3%. Within this broader market, the North American IT services market is projected to grow from $379 billion in 2015 to $465 billion in 2019, representing a CAGR of 5%, according to Gartner-Enterprise IT Spending.

ConvergeOne is focused on the high-growth collaboration, enterprise networking, data center, cloud, and security solutions markets. These markets are expected to grow in excess of the broader IT market given the pace of technological innovation, the need for enterprises to drive enhanced productivity within their workforce, and the shift from on-premise infrastructure to software-centric hosted and cloud solutions.

C1’s addressable markets are shown below on a global basis:

(1)	IDC-UC&C

(2)	Gartner-Integrated Systems and Gartner-Enterprise Network Equipment

(3)	Gartner-Public Cloud Services

(4)	Gartner-Information Security

Collaboration

The collaboration market consists of both unified communications and customer engagement. Unified communications involves the integration of real-time enterprise communication services such as voice, email, presence, chat/text, video, conferencing technology, messaging, mobility, and bring your own device, or BYOD, to provide a consistent and unified user interface and experience across multiple devices and media types. Customer engagement is comprised of integrated customer relationship management and other self-service applications that enable businesses to connect with customers across any channel and to deliver consistent high-quality service utilizing monitoring, analytics, and workforce optimization capabilities.

Illustrative unified communications environment

Illustrative customer engagement environment:

As illustrated above, the unified communications and customer engagement markets are highly complex and require the design, configuration, integration, implementation, and management of multiple, disparate technology systems and vendors to provide an interoperable solution with the full breadth of available features and functionality, and a best-in-class user experience. A customer engagement solution typically comprises products from numerous vendors and may have thousands of possible technology combinations.

This need to integrate new IT solutions and business applications into existing IT infrastructure across multiple vendors and systems is driving increased demand for consulting-led solutions from collaboration services providers. As a result, enterprises are increasingly turning to IT service providers, like its company, to deliver, manage and maintain a fully integrated collaboration solution. IT service providers of collaboration, which offer solutions as part of a service or a cloud environment, are expected to have an advantage over legacy on-premise equipment vendors, according to IDC.

The underlying collaboration market is benefiting from several broader industry trends that are driving increased demand. The modern enterprise’s workforce is both more mobile and global, requiring advanced collaboration capabilities across a range of communication types and devices to drive productivity and improve collaboration both internally and externally. At the same time, enterprises are facing new challenges to effectively engage with their customers, who are demanding more personalized communication and utilizing new channels of engagement. Additionally, the growing complexity of multi-vendor, software-centric solutions is driving the need for advanced managed services.

ConvergeOne believes the collaboration market is in the early stages of the rise of cloud consumption, which is causing businesses to reconsider their deployment strategies for collaboration solutions. According to IDC, hosted and cloud revenue is expected to exceed on-premise revenue in the overall collaboration market in 2016. Businesses are replacing legacy communication systems with Internet-Protocol, or IP, technology that significantly enhances collaboration capabilities, reduces costs, and enables unified communications software applications. ConvergeOne believes this shift will also result in additional services opportunities as enterprises look to IT service providers to help them configure, provision, and manage their software applications in the cloud.

IDC estimates that the global collaboration market will grow from $25 billion in 2015 to $35 billion in 2019, representing a CAGR of 10%. IDC defines collaboration to include IP telephony, IP phones, videoconferencing systems, video as a service, hosted/cloud voice and unified communications, contact center infrastructure and software, mobile collaboration, and collaborative applications.

Within the broader collaboration market, hosted and cloud collaboration solutions are expected to grow the fastest because organizations are increasingly looking for scalable, flexible, and mobile friendly solutions while simultaneously seeking to reduce capital costs. IDC estimates that the hosted and cloud collaboration market will grow more than twice as fast as the on-premise market from 2015 to 2019, with hosted and cloud revenue at $12 billion in 2015 and projected to grow to $20 billion by 2019, representing a CAGR of 13%.

Enterprise Networking and Data Center

The increasing number of public, private, and hybrid cloud deployments is a key growth driver for enterprise networking and data center infrastructure technologies. From the supply-side, the infrastructure required to support cloud deployments necessitates upgraded hardware and ongoing maintenance of old platforms and technologies. At the same time, more business applications are delivered and accessed as a service via the cloud, driving demand for faster speeds and higher bandwidth capacity. For example, enterprises are increasingly utilizing the cloud to back up the vast amounts of data they are amassing from increasing regulatory requirements, business continuity needs, IoT, and big data initiatives, driving demand for additional storage and virtualization technology. These trends are forcing enterprises to refresh both their enterprise networking and data center equipment to meet the demands of a modern IT infrastructure. Gartner—Enterprise Network Equipment and Gartner—Integrated Systems estimate that the enterprise networking and data center market (including integrated hardware systems and enterprise LAN/WAN equipment) was $56 billion in 2015 and is projected to grow to $68 billion in 2019, representing a CAGR of 5%.

Cloud

Over the past several years, demand for cloud deployments has grown as enterprises seek scalable, flexible, and cost-effective options for deploying their IT infrastructure. In a public cloud environment, the service provider supplies the necessary hardware and software infrastructure, and as a result, there is no need for an enterprise to provision or deploy its own resources or allocate IT staff to manage the service. In a private cloud environment, infrastructure is owned and operated by the enterprise or created and managed by a third party for the business’ exclusive use. A hybrid cloud offers some combination of a public and private cloud. Increasingly, enterprises are utilizing a multi-cloud, multi-vendor strategy, which is driving growth across all environments. Gartner-Public Cloud Services estimates the global cloud infrastructure services and management market (IaaS, PaaS, and cloud management) was approximately $26 billion in 2015 and is projected to grow to $75 billion by 2019, representing a CAGR of 31%.

Security

The increase in the number of connected devices and the increasing prevalence of cyberattacks in recent years has led to a heightened focus on information security for businesses of all sizes. As cyber security has become a mission-critical priority for IT organizations, increases in budgets have driven spending in the enterprise security market. Furthermore, given the complexity of vulnerability detection in today’s dynamic threat landscape, enterprises are increasingly looking to IT service providers with the expertise and resources to design and manage their complex IT security infrastructure to help prevent costly breaches. Gartner-Information Security estimates that worldwide spending on enterprise security (including network security equipment and security services) was $57 billion in 2015 and is projected to grow to $78 billion in 2019, representing a CAGR of 9%.

ConvergeOne believes it is well positioned within the markets in which it competes. ConvergeOne is a client-centric, services-driven organization with deep technical capabilities. ConvergeOne has a team of over 1,180 engineers and consulting professionals with the capability to consult, design, integrate, operate, and optimize its clients’ solutions in the face of increasing IT complexity. As these markets are highly fragmented, ConvergeOne also benefits from its scale, which it believes positions it well and will allow it to gain market share as well as expand sales with existing enterprise clients.

Competitive Strengths

Leading independent provider of services and solutions in the collaboration market

ConvergeOne is a leading independent provider of services and solutions in the collaboration market. In 2016, 68% of its total revenue came from its services and technology offerings in the collaboration market. ConvergeOne’s collaboration clients typically require complex, multi-vendor solutions, which may have thousands of possible technology combinations. ConvergeOne can effectively deliver these solutions given its extensive services and engineering capabilities and strong relationships with more than 100 leading and next-generation technology vendors, including five of the six parties designated in the “Leaders” quadrant in the Gartner Magic Quadrants for collaboration, according to Gartner-UC Magic Quadrant and Gartner-CC Magic Quadrant. ConvergeOne’s more than 20-year focus on this market and its scale, deep domain expertise, and technical and consulting expertise differentiate it from other market participants and allow it to deliver leading collaboration solutions to its clients.

Attractive services-driven business model

Approximately 46% of ConvergeOne’s total revenue in 2016 was derived from its services offerings, which include professional and managed cloud, and maintenance services. ConvergeOne offers a comprehensive suite of services from consultation and design through implementation, optimization, and ongoing support. In 2016, 29% of ConvergeOne’s total revenue was derived from its managed, cloud, and maintenance services. These services typically have multi-year contractual terms, with high renewal rates of approximately 90% in 2015 and 2016.

The strength of ConvergeOne’s services-driven business model is also demonstrated by the fact that 97% of its top 1,000 clients utilized its services in 2016. ConvergeOne’s top 1,000 clients accounted for greater than 90% of its total revenue in 2016.

C1’s technical expertise and client-centric culture have led to long-standing and expanding client relationships as evidenced by its top 100 clients having an average tenure of approximately nine years as of December 31, 2016. ConvergeOne generated 93% and 91% of its total revenue in 2015 and 2016, respectively, from clients it served in a prior year.

Flexible, scalable delivery model with leading managed and cloud service capabilities

ConvergeOne offers flexible delivery models, enabling its clients to consume its services and solutions on-premise or in private, hybrid, C1 Cloud, and public cloud environments. ConvergeOne’s on-premise solutions can either be managed by the client or by itself depending on specified need. ConvergeOne believes that its ability to deliver and manage complex multi-vendor solutions across environments and with end-to-end services ensures consistent system performance and ongoing client satisfaction.

ConvergeOne provides enterprise-grade, scalable managed and cloud services. As part of its managed and cloud services, ConvergeOne provides an extensive portfolio of incident avoidance offerings, including its proprietary OnGuard software. ConvergeOne’s OnGuard software extends beyond traditional monitoring systems, which are focused on network and application monitoring, to include proactive, capacity, predictive, and preventative monitoring to ensure its clients’ systems are operating effectively. Additionally, ConvergeOne utilizes three state-of-the-art Network Operations Centers, or NOCs, which operate 24x7x365 and all of which are SOC 2 Type II compliant and one of which is also PCI compliant, enabling it to support approximately 1,350 clients and securely manage approximately three million end points over multiple time zones and geographies.

Deep technological expertise and proprietary intellectual property to solve ConvergeOne’s clients’ IT challenges

C1’s highly skilled team of over 1,180 engineers and consulting professionals has the capabilities and skills necessary to address the complex IT needs of large and medium enterprises across its core technology markets: (i) collaboration and (ii) enterprise networking, data center, cloud, and security. ConvergeOne’s dedicated team of engineers and consulting professionals has an average of seven years of experience with ConvergeOne.

ConvergeOne has been highly successful at identifying new technologies and have a long history of innovation, as evidenced by its C1 Cloud offering and the development of its own proprietary intellectual property. ConvergeOne’s proprietary OnGuard software extends beyond traditional monitoring systems, which are focused on network and application monitoring, to include proactive, capacity, predictive, and preventative monitoring, to ensure its clients’ systems operate optimally. ConvergeOne believes this has been a key differentiator in attracting new clients and retaining existing clients. Additionally, within ConvergeOne’s advanced solutions development team, it has developed custom applications for cloud connectors that tie into numerous business applications, including enterprise resource planning and customer relationship management, many of which help ConvergeOne’s clients better engage with customers.

Long-standing and expanding enterprise client relationships

ConvergeOne served over 2,900, 3,400, and 3,700 clients in 2014, 2015, and 2016, respectively. From 2014 to 2016, it served 52% of the Fortune 100, 40% of the Fortune 500, and 32% of the Fortune 1000. The average tenure of its top 100 clients was more than nine years as of December 31, 2016, and it generated 93% and 91% of its total revenue during 2015 and 2016, respectively, from clients it served in a prior year. ConvergeOne cultivated these long-standing relationships through its commitment to exceptional client service and strong technical expertise.

C1’s client-centric approach has also helped drive industry leading customer satisfaction rates. According to a third-party conducted survey, its NPS of 61 for 2016 was more than twice the technology vendor industry average of 30. ConvergeOne’s NPS highlights its ability to differentiate itself from competitors through its overall quality of service and technical expertise. Additionally, in these surveys, 86% of ConvergeOne’s clients indicated that they are “highly likely” to recommend it to other businesses and organizations.

Differentiated culture fostering motivated and empowered employees to deliver outstanding service

ConvergeOne cultivates and support a dynamic culture that empowers and motivates its employees to deliver exceptional service to its clients. ConvergeOne’s success in motivating and empowering its employees is evidenced by its high levels of customer satisfaction and employee retention rate. ConvergeOne is able to attract and retain its IT professionals through a development-focused work culture that has experienced a retention rate of approximately 90%, for engineers and consultants for 2015 and 2016. The consistency of ConvergeOne’s workforce also contributes to its high client satisfaction rates relative to its industry peers. According to a third-party conducted survey, its NPS of 61 for 2016 was more than twice the technology vendor industry average of 30. ConvergeOne’s NPS highlights its ability to differentiate itself from competitors through its overall quality of service and technical expertise.

Growth Strategies

Expand cloud and security services

Cloud and security are among the fastest growing and most complex IT markets. ConvergeOne’s cloud and security businesses represent significant growth opportunities as it enhances its existing capabilities and further penetrates its client base. ConvergeOne provides cloud solutions to its clients in four distinct environments: (i) private cloud, (ii) C1 Cloud, (iii) hybrid cloud, and (iv) public cloud. ConvergeOne believes it is well positioned to help its clients with their cloud migration strategy given its technical expertise, service capabilities, and multi-vendor expertise. ConvergeOne provides end-to-end network and data security solutions to its clients that combine multiple trusted security technologies into a single platform. Additionally, ConvergeOne provides disaster recovery plans that support every level of its clients’ enterprise from before the event occurs all the way through to the aftermath.

Deepen existing client relationships

ConvergeOne believes it is well positioned to identify new opportunities or enhance existing services and solutions within its existing clients. In 2016, 68% of ConvergeOne’s total revenue came from services and technology offerings in the collaboration market, and ConvergeOne believes there are additional opportunities to sell its services and solutions across its other core technology markets, including enterprise networking, data center, cloud, and security, into its existing client base. In addition, ConvergeOne has the ability to further penetrate its existing client base with its managed, cloud, and maintenance services.

Develop new relationships to expand ConvergeOne’s client base

ConvergeOne intends to continue to grow its client base by expanding its team of approximately 290 sales professionals. By leveraging ConvergeOne consulting and engineering capabilities and its deep understanding of the underlying technologies, it competes effectively for new clients. ConvergeOne is focused on building its brand to grow within its existing and target end markets where there is strong demand for the services and solutions it provides. In 2015 and 2016, ConvergeOne added 387 and 425 new clients, respectively, illustrating the strength of its sales organization and its ability to attract new clients.

Attract, develop, and retain skilled professionals

To support ConvergeOne’s growth and maintain its competitive position as a leading IT services provider, ConvergeOne’s plan to grow its highly skilled employee base. Today, ConvergeOne has over 1,180 engineers and consulting professionals and approximately 290 sales professionals with extensive technical expertise. These professionals enable ConvergeOne to use innovative pre-sales strategies, which utilize engineering and consulting expertise to help drive high-value services, and demonstrate competency in developing complex solutions for multi-vendor environments.

Continue to grow ConvergeOne’s strong domestic footprint and expand internationally

ConvergeOne has a strong and growing presence in the United States and it believes there are significant opportunities for further domestic expansion. Globally, ConvergeOne supports approximately 90 multinational clients through its managed services capabilities and its global alliances. ConvergeOne believes there are multiple attractive market opportunities, both domestically and internationally. ConvergeOne will continue to opportunistically expand into new markets.

Add new capabilities and geographic regions through strategic acquisitions

ConvergeOne operates in a fragmented market that offers significant consolidation opportunities. Historically, ConvergeOne has been successful acquiring and integrating companies that have enhanced its offerings and ability to serve its clients. ConvergeOne’s recent acquisitions of RGTS, Amese, and SPS in 2017 and of SIGMAnet, MSN, and Sunturn in 2015 demonstrate its commitment to this strategy and success in integrating acquired companies. ConvergeOne will continue to evaluate strategic acquisitions and partnerships that enhance its capabilities and expand its geographic footprint, both domestically and internationally.

ConvergeOne’s Services and Technology Offerings

ConvergeOne provides innovative services and complex, multi-vendor solutions to large and medium enterprises across a variety of delivery models through its dedicated team of over 1,180 highly skilled engineers and consulting professionals. ConvergeOne serves clients through its comprehensive engagement model which includes the full lifecycle of services from consultation and design through implementation, optimization, and ongoing support. Approximately 46% of ConvergeOne’s total revenue in 2016 was derived from its services offerings, which include professional and managed, cloud, and maintenance services. Through ConvergeOne’s leading professional services capabilities, ConvergeOne designs thousands of solutions each year across its core technology markets: (i) collaboration and (ii) enterprise networking, data center, cloud, and security. ConvergeOne’s technology offerings are complemented by its industry-leading managed, cloud, and maintenance services. ConvergeOne’s deep technical expertise enables it to deliver complex, multi-vendor solutions across a number of delivery models, including on-premise and in private, hybrid, C1 Cloud, and public cloud environments. In 2016, 97% of its top 1,000 clients utilized ConvergeOne’s services.

*	Year ended December 31, 2016.

ConvergeOne’s Services

Approximately 46% of ConvergeOne’s total revenue in 2016 was derived from its services offerings, which include professional and managed, cloud, and maintenance services. ConvergeOne provides professional and managed, cloud, and maintenance services across its core technology markets: (i) collaboration and (ii) enterprise networking, data center, cloud, and security.

Professional Services.    Professional services involve the consultation, design, integration and implementation, application development, and program management of customized collaboration, enterprise networking, data center, cloud, and security offerings. Working with products acquired from over 100 of the world’s top technology vendors, its engineers are experts at architecting complex IT technology solutions to create custom-designed solutions to meet its clients’ needs. In 2016, 17% of ConvergeOne’s total revenue was derived from professional services.

Managed, Cloud, and Maintenance Services.    Managed, cloud, and maintenance services are contractual services, which typically have multi-year contractual terms and high renewal rates. In 2016, 29% of ConvergeOne’s total revenue came from its managed, cloud, and maintenance services.

C1’s managed, cloud, and maintenance services include incident-based support, 24x7x365 remote monitoring, Level 3 engineer support, connectivity management, cloud management, parts management, and warranty management. ConvergeOne supports approximately 1,350 clients across approximately 9,600 locations in the United States and over 300 locations internationally. ConvergeOne manages approximately three million end points over multiple time zones and geographies. In addition, ConvergeOne provides third-party maintenance to its clients on behalf of its technology partners.

As part of ConvergeOne’s managed services, it provides an extensive portfolio of incident avoidance offerings, including its proprietary OnGuard software. OnGuard extends beyond traditional monitoring systems, which are focused on network and application monitoring, to include proactive, capacity, predictive, and preventative monitoring to ensure ConvergeOne’s clients’ systems are operating effectively. ConvergeOne believes this has been a key differentiator in attracting new clients and retaining existing clients. ConvergeOne’s monitoring capabilities have also enabled its engineers to identify and quickly address potential issues, leading to an in-house resolution rate for service calls of over 98% for both 2015 and 2016, with less than 2% of calls requiring escalation to its technology partners.

As required by ConvergeOne’s large and medium enterprise client base, ConvergeOne’s managed services are designed to be secure and scalable. In May 2016, ConvergeOne successfully completed a SOC 2 Type II audit, validating its security, compliance, and safety-related controls and safeguards for hosting customer data.

ConvergeOne has the capabilities to provide its managed, cloud, and maintenance services on-premise or in private, C1 Cloud, hybrid, and public cloud environments based on the service and security needs of its clients, which differentiates it from other IT solution providers.

ConvergeOne believes it is well positioned to take advantage of the continued shift from on-premise to cloud as it can offer solutions across multiple delivery models.

ConvergeOne’s Technology Offerings

ConvergeOne provides technology offerings to its clients across its core technology markets: (i) collaboration and (ii) enterprise networking, data center, cloud, and security. In 2016, 54% of its total revenue came from its technology offerings.

ConvergeOne solves its clients’ complex IT challenges by providing enterprise grade solutions through its deep vendor relationships, comprehensive services, and national network of its more than 700 engineers and consulting professionals. ConvergeOne can deliver its technology offerings across a number of delivery models including on-premise, and in private, hybrid, and public clouds as well as its proprietary C1 Cloud, regardless of clients’ existing infrastructure, providing them with flexibility and optionality. Additionally, ConvergeOne can provide its offerings as a managed service.

ConvergeOne’s deep technical expertise and end-to-end service capabilities differentiates it from other IT service providers and allows it to provide leading, multi-vendor solutions to solve its clients’ needs. It is ConvergeOne’s deep services capabilities and technology expertise that have allowed it to create long-term, recurring client relationships. Across ConvergeOne’s technology offerings it is focused on providing full lifecycle services to ensure the best solution is designed, implemented, maintained, and managed according to its clients’ unique business needs. ConvergeOne ensures client satisfaction and quality control through its continuous improvement methodology, which incorporates the highest standards in process and information management including lean six sigma, ITIL / ITSM, SOC2, PCI compliance, analytics, as well as other review, audit, and governance management processes.

Our Core Technology Markets

Collaboration

ConvergeOne’s collaboration services and technology offerings, which represented 68% of its total revenue in 2016, are primarily comprised of unified communications and customer engagement software. ConvergeOne’s unified communications solutions focus on enabling communication anywhere on any device and its customer engagement applications focus on delivering a more personalized and omni-channel experience for its clients’ end customers. With ConvergeOne’s more than 20-year focus on collaboration solutions, it believes it is well positioned to benefit from the growing complexity of collaboration solutions and the rapid growth of this market. ConvergeOne believes these offerings enhance its clients’ competitiveness, efficiency, and overall customer experience while also addressing the constantly evolving challenges they encounter in an increasingly mobile, global, and connected world.

ConvergeOne begins each client collaboration engagement with a thorough assessment of the business and system requirements. After identifying the best technology, which typically comprises products from more than ten partners and may have thousands of possible combinations, ConvergeOne implements, integrates, and optimizes the necessary network and data center infrastructure assets. As part of this process, ConvergeOne also integrates the new technology with existing enterprise applications, such as ERP and CRM systems, either through custom application development or cloud connectors. Once the offering is deployed, ConvergeOne would then provide ongoing maintenance, management, and optimization services to ensure the solution meets its clients’ needs.

Unified Communications

ConvergeOne’s unified communications solutions improve its clients’ collaboration inside and outside their business, as well as enhance customer satisfaction with faster response and service delivery. Select capabilities include:

•	ConvergeOne’s communications applications primarily consist of voice, email, presence, chat / text, and video technologies.

•	ConvergeOne’s messaging solutions offer comprehensive voice and text messaging capabilities including single mailbox access across any device, visual voicemail, email, text to speech, and notification among others.

•	ConvergeOne’s mobility and BYOD solutions technology allow for business continuity with the seamless connection of mobile, landline, cellular, and Wi-Fi enabled devices and makes it easy for its clients’ employees to use their devices as extensions of their enterprise network.

•	ConvergeOne’s conferencing solutions support a broad range of conferencing methods from high definition room systems and desktop, mobile, and tablet-based video conferencing solutions to streaming and recording as well as security services.

Additionally, ConvergeOne’s software integration expertise spans across traditional communication applications and custom-built applications that have been tailored to meet the specific business needs of its clients. These applications include all forms of enterprise communication, messaging and collaboration.

Customer Engagement

ConvergeOne’s customer engagement solutions enable its clients to deliver their end customers a more personalized experience by enabling communication across any channel, tracking, and analyzing critical business information, monitoring social media while still optimizing their own internal resources. Select capabilities include:

•	ConvergeOne’s omni-channel solutions enable its clients to operate efficiently across channels including inbound client-assisted or self-service voice in addition to a host of non-voice options such as email, text, chat, and social media.

•	ConvergeOne’s self-service Interactive Voice Recognition, or IVR, and advanced routing solutions provide its clients with the technology they need to quickly address or route questions to the best available solution, either agent or automated tool.

•	ConvergeOne’s social media solutions provide its clients with the necessary social media monitoring, marketing, and analytics applications to enhance client interactions and experience.

•	ConvergeOne’s remote agent solutions enable its clients’ remote workforce to effectively collaborate with their clients across all channels including voice, email, video, text, and chat.

•	ConvergeOne’s end-to-end business intelligence and analytics solutions enable its clients to track, integrate, and analyze customer information to personalize responses and offerings to their end customers.

•	ConvergeOne’s workforce optimization solutions provide applications that allow client service teams to provide the right level of support and to measure performance based on detailed analytics.

•	ConvergeOne’s integration software and cloud connector solutions allow the coordination and integration between disparate systems.

Enterprise Networking, Data Center, Cloud, and Security

In addition to collaboration, ConvergeOne provides services and technology offerings to its clients across enterprise networking, data center, cloud and security, which in aggregate represented 32% of its total revenue in 2016.

Enterprise Networking

ConvergeOne’s enterprise networking technology solutions ensure that its clients have access to cost-effective and innovative networking options, including Network Function Virtualization, or NFV, and Software Defined Networking, or SDN, as well as the capacity and security to securely transmit bandwidth-intensive data, voice, video, and wireless applications.

•	ConvergeOne’s mobile device management offering secures and manages mobile devices, creating an open ecosystem for its clients’ mobility applications across disparate networks.

•	ConvergeOne’s routing and switching technology offerings primarily includes local-area network, or LAN, switches, with integrated security applications.

•	ConvergeOne’s wireless offerings include integrated wireless switches and routers, mobile access points, antennas, intrusion prevention, and customized wireless LAN management.

•	ConvergeOne’s location service applications allow for the tracking of any device anywhere and can be integrated into multiple software applications.

Data Center

ConvergeOne’s data center solutions enable its clients to process and store the applications and information they need to conduct their business. ConvergeOne offers a broad range of server, storage, virtualization, and management solutions to help align its clients’ IT infrastructure with their business objectives. With these solutions, clients can prioritize system resources and allocate resources dynamically, providing greater flexibility and consistency across their IT environments.

•	ConvergeOne’s server and storage solutions include the design, procurement, implementation, management, and optimization of data center infrastructure assets. ConvergeOne also provides server migration and consolidation services and has the ability to dynamically adjust server capacity to meet changing workload demands.

•	ConvergeOne’s storage management and data management solutions simplify data and storage management capabilities ensure business continuity and efficiency, and reduce costs, while backing up critical business data and providing increased regulation, and security compliance.

•	ConvergeOne’s virtualization solutions create multiple servers on a single physical server enabling cost reductions and centralized management of disparate systems.

Cloud

ConvergeOne provides cloud solutions to its clients in four distinct environments: private, C1 Cloud, hybrid, and public cloud. ConvergeOne cloud technology offerings are supported by end-to-end design, installation, integration, management, and ongoing maintenance services that can be performed by it, the client, or the infrastructure provider based on client needs. ConvergeOne believes it is uniquely positioned to help its clients with their cloud migration strategy given its technical, services, and solution capabilities as well as its ability to efficiently aggregate cloud components into a seamless solution offering.

ConvergeOne offers its clients their own private cloud, which can be implemented within their own firewall, and maintained by their own IT staff or can be implemented in a ConvergeOne data center and managed by

ConvergeOne’s employees based on ConvergeOne’s clients’ needs. C1 Cloud provides communication, collaboration, and network connectivity in a subscription-based delivery model that combines the benefits of an on-premise solution with the ease of a managed cloud service. The result is a fully customized, delivered, supported, and managed solution which provides the agility of the public cloud with the robust performance and security of a private, dedicated environment. ConvergeOne’s hybrid cloud offers the security of its private cloud solution with the ability to scale into public cloud environments based on resource or capacity needs. ConvergeOne’s public cloud solution provides the operating expense and scaling benefits of cloud computing in a cost-effective option. With ConvergeOne’s cloud offerings clients choose the ownership and managed services models to best meet their needs.

Security

ConvergeOne provides end-to-end network and data security solutions to its clients. ConvergeOne generally begins its client engagements with assessments, followed by an actionable security framework, which can include all or components of infrastructure upgrades and optimization, training, incident response, remediation, and managed security. ConvergeOne’s methodologies and holistic architecture protects, detects, and contains threats across the cyber-attack continuum. ConvergeOne provides effective risk reduction through solutions that combine multiple trusted security technologies into a single platform. For example, ConvergeOne provides a range of services and solutions from monitoring to firewalls and threat detection to vulnerability assessments and managed security services that help its clients keep unauthorized visitors from accessing valuable business resources.

Additionally, ConvergeOne provides comprehensive disaster recovery services and solutions including business continuity assessment and planning, to network availability and data continuity, to recovery and crisis management. ConvergeOne also provides FireStorm POV, which is its security assessment tool. FireStorm POV provides visibility into real-time attacks, malware exposure, and network risk through detailed security reports. ConvergeOne’s holistic security services and solutions provide the level of defense required by its clients to protect their IT assets.

ConvergeOne employs a client-centric philosophy to solve enterprise’s complex IT needs with innovative technology offerings through a culture of locally empowered employees who deliver best-in-class multi-vendor services and solutions.

ConvergeOne’s Clients

ConvergeOne’s mission statement, “To create innovative solutions that give clients the experience they deserve”, and its vision dictate how its organization and employees go-to-market. ConvergeOne’s approach is built on five key pillars:

•	client driven;

•	start with yes;

•	decide locally;

•	reach forward; and

•	do right.

ConvergeOne’s target clients are large and medium companies with consistent IT spending that are increasingly looking to IT service providers for the necessary technical expertise and partner relationships to deliver solutions across any consumption model. ConvergeOne fills this gap by providing sophisticated collaboration, enterprise networking, data center, cloud and security solutions and full lifecycle services to its clients through its local relationships and strong technical capabilities.

ConvergeOne’s clients are primarily large and medium enterprises across the United States. ConvergeOne primarily serves companies located throughout the United States; however, it is capable of supporting its clients internationally as well.

ConvergeOne served over 2,900, 3,400, and 3,700 clients in 2014, 2015, and 2016, respectively. From 2014 to 2016, ConvergeOne served 52% of the Fortune 100, 40% of the Fortune 500, and 32% of the Fortune 1,000. In 2016, ConvergeOne had 27 clients that spent at least $5 million with it and more than 180 clients that spent at least $1 million with it.

As a result of ConvergeOne’s diverse client base, it benefits from low client concentration. ConvergeOne’s top 10 and 25 clients represented 17% and 29%, respectively, of its total revenue during 2016. Additionally, in 2016, its largest client represented approximately 4% of total revenue.

ConvergeOne believes the contractual nature of its managed and maintenance and hosted services also provides it with revenue visibility as these contracts are typically multi-year in duration with high renewal rates.

ConvergeOne’s Competition

ConvergeOne is a leading multi-vendor IT services provider focused on solving complex collaboration, data, and security challenges through an industry leading engineering team and services offering. ConvergeOne’s expertise in collaboration, enterprise networking, data center, cloud, and security, combined with its professional and managed, cloud, and maintenance services capabilities positions it uniquely in the market. ConvergeOne believes it is competitively differentiated by its range of service capabilities and its trusted vendor partnerships, which provide it with the platform to differentiate itself from its competitors. Across ConvergeOne’s solutions, it competes with companies such as Accenture, AT&T, Carousel, CDW, IBM, Optiv, Presidio, and Verizon.

ConvergeOne categorizes its competitors as:

•	In-House IT Departments. Many of the large and medium sized corporate clients ConvergeOne serves have in-house IT departments that are capable of providing the solutions it offer. ConvergeOne believes its technical expertise, vendor relationships and the breadth and depth of its service offerings creates a unique value proposition and frees up these in-house IT resources to work on offerings that are core to their business.

•	Global IT Service Providers / Integrators. Global IT service providers can provide collaboration solutions on a large scale; however, lack the specialized solution focus and ability to sell end-to-end solutions. ConvergeOne differentiates itself through its targeted focus, technical expertise, local relationships and ability to offer complex end-to-end solutions.

•	Local and Regional Providers. Though local and regional providers often have strong local relationships, many of them lack the deep collaboration, enterprise networking, data center, cloud, and security domain expertise and services capabilities. ConvergeOne believes its national footprint, technical and domain expertise, and services capabilities will allow it to continue to take market share from the less established and smaller providers who lack the capabilities to execute on larger, multi-geography projects and the scale and financial strength to invest in next-generation solutions or delivery models.

•	Resellers. Rather than focusing principally on product resale, ConvergeOne focuses on providing services to its clients through consulting, technical expertise, solution delivery, and ongoing services that allow it to develop long-lasting client relationships. ConvergeOne’s lifecycle engagement model focuses on a holistic approach that includes high-value services and end-to-end solutions.

•	Equipment Manufacturers. In some cases, equipment manufacturers sell directly to customers. These manufacturers often do not have the service capabilities or vendor agnostic approach to design, integrate, and maintain optimal solutions for customers.

ConvergeOne’s Employees

ConvergeOne’s employees are core to its business and it leverages their long-standing, deep client relationships and strong technical expertise to deliver complex end-to-end, multi-vendor solutions to best meet its clients’ needs. As of September 30, 2017, ConvergeOne had approximately 2,000 employees, including over 1,180 technical engineers and consultants. ConvergeOne employed a direct sales force of approximately 290 professionals as of September 30, 2017. ConvergeOne has a well-educated and long tenured employee base, who have an average of seven years of experience at ConvergeOne. ConvergeOne’s employees embrace its five core go-to-market pillars of client driven, start with yes, decide locally, reach forward, and do right. ConvergeOne believes that it is the result of its employee base that it has an NPS of 61 for 2016, long standing client engagements, and strong financial performance. None of ConvergeOne’s employees are currently covered under any collective bargaining agreements. ConvergeOne believes its relations with its employees are good and it has never experienced a material work stoppage.

Facilities

ConvergeOne leases all of its properties, which function primarily as regional sales and engineering offices. As of September 30, 2017, ConvergeOne leased space in more than 65 buildings across the United States. ConvergeOne believes that its current facilities are adequate to meet its ongoing needs and that, if it requires additional space, it will be able to obtain additional facilities on commercially reasonable terms.

Intellectual Property

ConvergeOne’s success depends in part upon its ability to protect its intellectual property. To establish and protect ConvergeOne’s proprietary rights, it relies on a combination of intellectual property rights, including trademarks, copyrights, trade secret laws, license agreements, confidentiality procedures, employee disclosure and invention assignment agreements, and other contractual rights.

The ConvergeOne trademark and certain variations thereof are registered or are the subject of pending trademark applications in the U.S. ConvergeOne believes its trademarks have significant value and are important factors in its marketing programs. In addition, ConvergeOne owns registrations for domain names, including convergeone.com and certain other domains, for certain of its primary trademarks.

ConvergeOne generally controls access to and use of its proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners. Unauthorized parties may still copy or otherwise obtain and use ConvergeOne’s software and technology, despite its efforts to protect its trade secrets and proprietary rights through intellectual property rights, licenses and confidentiality agreements.

Legal Proceedings

From time to time ConvergeOne may be involved in litigation relating to claims arising out of its operations in the normal course of business. ConvergeOne is not currently a party to any legal proceedings that it believes would have a material adverse effect on its financial position, results of operations, or cash flows and are not aware of any material legal proceedings contemplated by governmental authorities.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus/proxy statement concerning C1’s industry and the market in which it operates, including its general expectations and market position, market opportunity, and market size, is based on information from various sources including the independent industry publications set forth below, and is subject to a number of assumptions and limitations. C1 believes the information from the industry publication and other third-party sources included in this prospectus is reliable. The content of the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus/proxy statement and is not incorporated herein.

•	Gartner, Forecast: Enterprise IT Spending by Vertical Industry Market, Worldwide, 2014-2020, 3Q16 Update, dated as of October 14, 2016, which we refer to herein as “Gartner-Enterprise IT Spending”.

•	Gartner, Forecast: Information Security, Worldwide, 2014-2020, 3Q16 Update, dated as of November 11, 2016, which we refer to herein as “Gartner-Information Security”.

•	Gartner, Forecast Analysis: Enterprise Network Equipment, Worldwide, 3Q16 Update, dated as of October 7, 2016, which we refer to herein as “Gartner-Enterprise Network Equipment”.

•	Gartner, Forecast Analysis: Integrated Systems, Worldwide, 1Q16 Update, dated as of October 5, 2016, which we refer to herein as “Gartner-Integrated Systems”.

•	Gartner, Forecast: Public Cloud Services, Worldwide, 2014-2020, 3Q16 Update, dated as of October 14, 2016, which we refer to herein as “Gartner-Public Cloud Services”.

•	Gartner, Magic Quadrant for Contact Center Infrastructure, Worldwide, dated as of May 19, 2016, which we refer to herein as “Gartner-CC Magic Quadrant”.

•	Gartner, Magic Quadrant for Unified Communications, dated as of July 13, 2016, which we refer to herein as “Gartner-UC Magic Quadrant”.

•	IDC, Worldwide Unified Communications and Collaboration Forecast, 2015-2019, dated as of November 2015, which we refer to herein as “IDC-UC&C”.

The industry in which C1 operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus/proxy statement. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by C1.

The Gartner Reports described herein, or the Gartner Reports, represent research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., or Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus/proxy statement) and the opinions expressed in the Gartner Reports are subject to change without notice.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

EXECUTIVE OFFICERS AND DIRECTORS OF CI

The following table sets forth certain information regarding C1’s executive officers and directors as of November 30, 2017:

Name	Age	Position(s)
John A. McKenna, Jr.	62	President and Chief Executive Officer and Chairman of the Board
Jeffrey Nachbor	53	Chief Financial Officer
Paul Maier	57	President, Services Organization
John F. Lyons	64	President, Field Organization
Keith W. F. Bradley	54	Director
Behdad Eghbali	41	Director
José E. Feliciano	44	Director
Christopher Jurasek	52	Director
Prashant Mehrotra	40	Director
James Pade	33	Director
Timothy J. Pawlenty	57	Director

Executive Officers

John A. McKenna, Jr. has served as ConvergeOne’s President and Chief Executive Officer and Chairman of the Board since August 2008. From 2000 until 2008, Mr. McKenna served as the Chief Executive Officer of Siemens IT Solutions and Services, Inc., a provider of integrated information technology solutions and services. Mr. McKenna holds a B.A. in history from Trinity College. ConvergeOne believes Mr. McKenna is qualified to serve on its board of directors due to his extensive knowledge of its company and his comprehensive background in information technology.

Jeffrey Nachbor has served as ConvergeOne’s Chief Financial Officer since September 2013. From 2008 until 2013, Mr. Nachbor served as Senior Vice President of Finance & Chief Accounting Officer of Leap Wireless, a telecommunications company. From September 2005 to March 2008, Mr. Nachbor served as Senior Vice President and Corporate Controller of H&R Block, Inc. From February 2005 until August 2005, Mr. Nachbor served as Chief Financial Officer and Treasurer of Sharper Image Corporation, a consumer electronics retailer. From 2003 to 2005, Mr. Nachbor served as Senior Vice President and Corporate Controller of Staples, Inc., a business supplies and equipment retailer. Mr. Nachbor holds a B.A. in accounting from Old Dominion University, an M.B.A. from University of Kansas, and is a Certified Public Accountant.

Paul Maier has served as ConvergeOne’s President, ConvergeOne Solutions since January 2016 and previously served as ConvergeOne’s President, ConvergeOne Technologies from June 2014 to January 2016 and ConvergeOne’s Senior Vice President of Product Technology from August 2012 until September 2014. Effective January 1, 2018, Mr. Maier will become ConvergeOne’s President, Services Organization. From 2000 to 2012, Mr. Maier served in various roles at Siemens AG, most recently as Vice President, Business Development of the Smart Grid Division from September 2010 to September 2012. Mr. Maier holds a B.A. in business from the Colby College, an M.B.A. from Fairleigh Dickinson University, and completed an executive program at INSEAD in France.

John F. Lyons has served as ConvergeOne’s President, ConvergeOne Enterprise since September 2012. Mr. Lyons served as President of S-1 IT Solutions, ConvergeOne’s wholly-owned subsidiary, from June 2010 until September 2012. From 2005 until 2010, Mr. Lyons served as Senior Vice President and General Manager at Siemens IT Solutions and Services. Effective January 1, 2018, Mr. Lyons will become ConvergeOne’s President, Field Organization. Mr. Lyons holds a B.S. in management from Syracuse University.

Non-Employee Directors

Keith W.F. Bradley has served as a member of ConvergeOne’s board of directors since September 2014. From May 2016 until December 2016, Mr. Bradley served as Chief Executive Officer of Swiss Watch

International Inc. From July 2013 until October 2015, Mr. Bradley served as Chief Executive Officer of Tolt Solutions, Inc., an information technology and services company. Since December 2015, Mr. Bradley has served as the Executive Chairman of Pomeroy IT Solutions, Inc., an infrastructure management company. From 2000 to 2013, Mr. Bradley served in a variety of roles at Ingram Micro Inc., a global technology and supply chain services company, most recently serving as Senior EVP President, North America. Mr. Bradley holds a B.S. in accounting from Queen’s University Belfast and a Masters in Accounting from Queen’s University Belfast. ConvergeOne believes Mr. Bradley is qualified to serve on ConvergeOne’s board of directors due to his information technology industry experience and his experience in accounting.

Behdad Eghbali has served as a member of ConvergeOne’s board of directors since May 2014. Mr. Eghbali is managing partner of Clearlake Capital Group, L.P., or Clearlake, which he co-founded in 2006. Previously, Mr. Eghbali served as a private equity investor at TPG Capital, a global private investment firm. Mr. Eghbali holds a B.S. in business administration and management from the University of California, Berkeley. ConvergeOne believes Mr. Eghbali is well qualified to serve on its board of directors due to his investment experience, financial expertise, and his current and former service on the boards of directors of other companies in the information technology industry.

José E. Feliciano has served as a member of ConvergeOne’s board of directors since August 2017. Mr. Feliciano is a Managing Partner and Co-Founder of Clearlake which he co-founded in 2006. Mr. Feliciano is responsible for the day-to-day management of Clearlake, and is primarily focused on investments in the industrials, energy and consumer sectors. Mr. Feliciano currently serves on the boards of directors of Smart Sand, Inc. and several private companies. Mr. Feliciano graduated with High Honors from Princeton University, where he received a B.S. in mechanical & aerospace engineering. He received his M.B.A. from the Graduate School of Business at Stanford University. C1 believes Mr. Feliciano’s experience as a current and former director of many companies and his financial expertise makes him well qualified to serve on its board of directors.

Christopher Jurasek has served as a member of ConvergeOne’s board of directors since August 2017. Since February 2014, Mr. Jurasek has served as the President and Chief Executive Officer at Calero Software, LLC. From May 2013 to February 2014, Mr. Jurasek served as Executive Vice President of FlowRiver Group. From December 2010 to July 2012, Mr. Jurasek served as President of Wireless and Services at TE Connectivity. From June 2007 to January 2009, Mr. Jurasek served as the Chief Information Officer at ADC. Mr. Jurasek received a B.A. in Business Administration from Bowling Green State University and an M.B.A. from the Kellogg School of Management at Northwestern University. ConvergeOne believes Mr. Jurasek is qualified to serve on its board of directors due to his experience in the information technology industry.

Prashant Mehrotra has served as a member of ConvergeOne’s board of directors since June 2014. Mr. Mehrotra is a partner and has been a private equity investor with Clearlake since 2010. From 2007 to 2010, he was a principal at Silver Lake Partners. From 2005 to 2007 he was a principal at Tennenbaum Capital Partners, LLC. Mr. Mehrotra holds a B.S. and an M.S. in industrial engineering from Stanford University, and an M.B.A. from the Kellogg School of Management at Northwestern University. ConvergeOne believes Mr. Mehrotra is qualified to serve on its board of directors due to his investment experience and his service on the boards of directors of other companies in the information technology industry.

James Pade has served as a member of ConvergeOne’s board of directors since June 2014. Mr. Pade is a principal and has been a private equity investor with Clearlake since 2013. From 2010 until 2012, Mr. Pade was an investment professional at TowerBrook Capital Partners. Mr. Pade holds a B.A. in economics from Stanford University. ConvergeOne believes Mr. Pade is qualified to serve on its board of directors due to his investment experience and his service on the boards of directors of other companies in the information technology industry.

Timothy J. Pawlenty has served as a member of ConvergeOne’s board of directors since February 2015. Since November 2012, Mr. Pawlenty has served as President and Chief Executive Officer of Financial Services Roundtable, an advocacy organization for America’s financial services industry. From January 2011 to November 2012, Mr. Pawlenty served as an independent contractor. Mr. Pawlenty previously served as Governor of the State of Minnesota for two terms from 2003 to 2011. Mr. Pawlenty previously served as a director of Digital River, Inc., a global e-commerce, payments, and marketing services company. Mr. Pawlenty serves as a member of the board of directors of Smart Sand, Inc. Mr. Pawlenty holds a B.A. in political science from University of Minnesota and a J.D. from the University of Minnesota Law School. ConvergeOne believes Mr. Pawlenty is qualified to serve on its board of directors due to his legal and regulatory experience.

Family Relationships

There are no family relationships among any of CI’s directors or executive officers.

Board Composition

ConvergeOne’s business and affairs are managed under the direction of its board of directors, which currently consists of eight members. Certain members of ConvergeOne’s board of directors were elected pursuant to the provisions of a stockholders agreement among certain of its stockholders. Under the terms of this stockholders agreement, the stockholders who are party to the stockholders agreement have agreed to vote their respective shares so as to elect as directors all individuals designated by a fund managed by Clearlake. In connection with the Business Combination, ConvergeOne expects to terminate the stockholders agreement.

2016 Non-Employee Director Compensation

The following table sets forth information regarding compensation earned by or paid to C1’s non-employee directors during 2016.

Name	Fees Earned or Paid in Cash	Option Awards	Other Compensation	Total
Keith W.F. Bradley(1)	$50,000	$—	$—	$50,000
Behdad Eghbali(2)	—	—	—	—
José E. Feliciano(3)	—	—	—	—
Christopher Jurasek(4)	—	—	—	—
Prashant Mehrotra(5)	—	—	—	—
Timothy J. Pawlenty(6)	60,000	—	—	60,000
James Pade(7)	—	—	—	—

(1)	As of December 31, 2016, Mr. Bradley held 422,980 unvested shares of common stock that Mr. Bradley received upon early exercise of stock options granted to Mr. Bradley. Upon the Closing of the Business Combination all unvested shares will accelerate and vest in full. ConvergeOne has a right to repurchase all unvested shares if Mr. Bradley ceases to provide services to it.

(2)	Mr. Eghbali did not hold any equity awards as of December 31, 2016.

(3)	Mr. Feliciano was appointed to the board of directors in September 2017.

(4)	Mr. Jurasek was appointed to the board of directors in July 2017. In connection with his appointment to the board of directors Mr. Jurasek was granted a stock option to purchase 530,772 shares of common stock with an exercise price of $3.40 per share. Upon the Closing of the Business Combination all unvested shares will accelerate and vest in full.

(5)	Mr. Mehrotra did not hold any equity awards as of December 31, 2016.

(6)	As of December 31, 2016, Mr. Pawlenty held 528,725 unvested shares of ConvergeOne common stock, all of which Mr. Pawlenty received upon early exercise of stock options. Upon the Closing of the Business Combination all unvested shares will accelerate and vest in full.

(7)	Mr. Pade did not hold any equity awards as of December 31, 2016.

EXECUTIVE COMPENSATION OF C1

References in this section to “ConvergeOne” or “C1” refer to C1 Investment Corp. and its consolidated subsidiaries.

ConvergeOne has opted to comply with the executive compensation disclosure rules applicable to emerging growth companies, as Forum is an emerging growth company. The scaled down disclosure rules are those applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for ConvergeOne’s principal executive officer and its two most highly compensated executive officers other than the principal executive officer whose total compensation for 2016 exceeded $100,000.

ConvergeOne’s named executive officers, consisting of its principal executive officer and the next two most highly compensated executive officers, for the year ended December 31, 2016, were:

•	John A. McKenna, Jr., President and Chief Executive Officer, and Chairman of the Board;

•	Jeffrey Nachbor, Chief Financial Officer; and

•	John F. Lyons, President, ConvergeOne Enterprise.

2016 Summary Compensation Table

The following table presents all of the compensation paid or awarded to or earned by ConvergeOne’s named executive officers during 2016:

Name and Principal Position	Year	Salary	Non-Equity Incentive Plan Compensation(1)	All Other Compensation	Total
John A. McKenna, Jr.	2016	$450,000	$210,316	$38,855(2)	$699,171
President and Chief Executive Officer, Chairman of the Board

Jeffrey Nachbor	2016	350,000	163,595	14,511(3)	528,106
Chief Financial Officer

John F. Lyons	2016	330,000	254,247	18,023(4)	602,270
President, ConvergeOne Enterprise

(1)	Amounts represent amounts earned in 2016, which were paid during 2017, under ConvergeOne’s incentive compensation program based on the achievement of company performance goals, including the achievement of EBITDA and revenue targets. In 2016, Messrs. McKenna, Nachbor, and Lyons achieved 46.7%, 46.7%, and 77.0%, respectively, of their respective target award.

(2)	Includes (a) a management incentive fee in the amount of $32,495, (b) the value of company paid premiums of $60 for life insurance, and (c) $6,300 safe-harbor matching contributions defined in ConvergeOne’s 401(k) plan.

(3)	Includes (a) a management incentive fee in the amount of $8,151, (b) the value of company paid premiums of $60 for life insurance, and (c) $6,300 safe-harbor matching contributions defined in ConvergeOne’s 401(k) plan.

(4)	Includes (a) a management incentive fee in the amount of $11,663, (b) the value of company paid premiums of $60 for life insurance, and (c) $6,300 safe-harbor matching contributions defined in ConvergeOne’s 401(k) plan.

Outstanding Equity Awards as of December 31, 2016

As of December 31, 2016, ConvergeOne’s named executive officers did not hold any outstanding equity awards.

Pension Benefits

ConvergeOne’s named executive officers did not participate in, or otherwise receive any benefits under, any pension or defined benefit retirement plan sponsored by ConvergeOne in 2016.

Nonqualified Deferred Compensation

ConvergeOne’s named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by ConvergeOne during 2016.

Employment and Change in Control Arrangements

In June 2014, each of ConvergeOne’s executive officers entered into offer letter agreements with ConvergeOne Holdings Corp., ConvergeOne’s wholly owned subsidiary. The offer letter agreements generally provide for at-will employment and set forth the executive officer’s initial base salary, discretionary performance bonus target, annual management incentive fee, severance eligibility, eligibility for other employment benefits, and pre-dispute arbitration agreement. Each executive officer also received a one-time signing bonus. In addition, each executive officer also executed a proprietary information, inventions, non-competition, and non-solicitation agreement.

Offer Letters

John A. McKenna, Jr. Mr. McKenna serves as ConvergeOne’s President and Chief Executive Officer, and as the Chairman of ConvergeOne’s Board of Directors. Mr. McKenna’s current base salary is $450,000, and his discretionary annual target performance bonus is 100% of his annual base salary. Mr. McKenna received a signing bonus of $64,989 upon his commencement of employment. He is eligible to earn an annual management incentive fee of $32,495; provided, he remains employed in good standing through the final pay period of the calendar year. In the event ConvergeOne terminates Mr. McKenna’s employment without cause (and other than for death or disability) or Mr. McKenna terminates his employment for good reason, Mr. McKenna will be eligible for the following severance benefits: (1) an amount equal to his annual base salary plus his performance bonus at target, paid in installments for 12 months, and (2) payment of up to 12 months of COBRA premiums for him and his covered dependents. Mr. McKenna must execute an effective and irrevocable general release of claims to receive these benefits. The payment of severance installments and COBRA premiums will be forfeited if Mr. McKenna breaches any agreement with ConvergeOne during the severance payment period. Mr. McKenna’s non-competition restriction extends for one year after employment termination, and he is restricted from soliciting ConvergeOne’s employees, contractors, customers, and potential customers, and hiring ConvergeOne’s employees, for one year following termination.

Jeffrey Nachbor. Mr. Nachbor serves as ConvergeOne’s Chief Financial Officer. Mr. Nachbor’s current base salary is $350,000, and his discretionary annual target performance bonus is 100% of his annual base salary. Mr. Nachbor received a one-time signing bonus of $16,301 upon his commencement of employment. He is eligible to earn an annual management incentive fee of $8,151; provided, that he remains employed in good standing through the final pay period of the calendar year. Mr. Nachbor received a one-time relocation bonus of $75,000 upon the sale of his previous residence in another state. In the event ConvergeOne terminates Mr. Nachbor’s employment without cause (and other than for death or disability) or Mr. Nachbor terminates his employment for good reason, he will be eligible for severance benefits in an amount equal to his annual base salary, paid in installments for 12 months. Mr. Nachbor must execute an effective and irrevocable general release of claims to receive these benefits. The payment of severance installments is forfeited if Mr. Nachbor breaches any agreement with ConvergeOne during the severance payment period. Mr. Nachbor’s non-competition restriction extends for one year after employment termination, and he is restricted from soliciting ConvergeOne’s employees, contractors, customers, and potential customers, and hiring ConvergeOne’s employees, for two years following termination.

John F. Lyons. Mr. Lyons serves as ConvergeOne’s President, ConvergeOne Enterprise of ConvergeOne, Inc., ConvergeOne’s wholly owned subsidiary. Mr. Lyons’ current base salary is $330,000, and his discretionary annual target performance bonus is 100% of his annual base salary. Mr. Lyons received a one-time signing bonus of $23,326 upon his commencement of employment. He is eligible to earn an annual management incentive fee of $11,663, provided, he remains employed in good standing through the final pay period of the calendar year. In the event ConvergeOne terminates Mr. Lyons’ employment without cause (and other than for death or disability)

or Mr. Lyons terminates his employment for good reason, he will be eligible for severance benefits in an amount equal to his annual base salary, paid in installments for 12 months. Mr. Lyons must execute an effective and irrevocable general release of claims to receive these benefits. The payment of severance installments is forfeited if Mr. Lyons breaches any agreement with ConvergeOne during the severance payment period. Mr. Lyons’ non-competition restriction extends for one year after employment termination, and he is restricted from solicitation of ConvergeOne’s employees, contractors, customers, and potential customers, and hiring ConvergeOne’s employees, for two years following termination.

Equity Benefit Plans

ConvergeOne believes that its ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of ConvergeOne’s employees, consultants, and directors with the financial interests of ConvergeOne’s stockholders. In addition, ConvergeOne believes that ConvergeOne’s ability to grant options and other equity-based awards helps ConvergeOne to attract, retain, and motivate employees, consultants, and directors and encourages them to devote their best efforts to ConvergeOne’s business and financial success. The principal features of ConvergeOne’s equity incentive plans and ConvergeOne’s 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to this proxy statement/prospectus.

2014 Equity Incentive Plan

ConvergeOne’s board of directors adopted and ConvergeOne’s stockholders approved the 2014 Equity Incentive Plan (the “2014 Plan”) in June 2014. The 2014 Plan was amended most recently in February 2017. The 2014 Plan provided for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to ConvergeOne’s employees, and for the grant of nonstatutory stock options, or NSOs, restricted stock awards, restricted stock units, stock appreciation rights, and other stock awards to ConvergeOne’s employees, directors and consultants. Upon the Closing of the Business Combination all outstanding stock awards under the 2014 Plan will accelerate and vest in full.

Health and Welfare Benefits

All of ConvergeOne’s named executive officers are eligible to participate in ConvergeOne’s employee benefit plans, including ConvergeOne’s medical, dental, and vision insurance plans, in each case on the same basis as all of ConvergeOne’s other full-time employees.

401(k) Plan

ConvergeOne’s wholly-owned subsidiary, ConvergeOne Holdings Corp., maintains a deferred retirement savings plan intended to qualify for favorable tax treatment under Section 401(a) of the Internal Revenue Code. All of ConvergeOne’s employees are generally eligible to participate in the 401(k) Plan subject to certain eligibility requirements, including requirements relating to age. Under the 401(k) Plan, each employee may make pre-tax and/or contributions of up to 75% of their eligible compensation up to the current statutorily prescribed annual limit on pre-tax or Roth contributions under the Code. Employees who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by employees and any employer contributions that ConvergeOne makes to the 401(k) Plan and the income earned on those contributions are generally not taxable to employees until withdrawn. Employer contributions that ConvergeOne makes to the 401(k) Plan are generally deductible when made. Employee contributions are held in trust as required by law. An employee’s interest in his or her pre-tax deferrals, including, with the exception of certain discretionary contributions, any matching contributions made by us, is 100% vested when contributed. For 2016, ConvergeOne made $3.0 million in matching contributions.

MANAGEMENT AFTER THE BUSINESS COMBINATION

Management and Board of Directors

The following persons are expected to serve as executive officers and directors following the Business Combination. For biographical information concerning the C1 executive officers and C1 designees to the board of directors, see “Information about C1—Executive Officers and Directors. For biographical information concerning the Forum designees to the board of directors see “Information About Forum—Management—Directors and Executive Officers.”

Name	Age	Position(s)
John A. McKenna, Jr.(1)	62	President and Chief Executive Officer and Chairman of the Board
Jeffrey Nachbor	53	Chief Financial Officer
Paul Maier	57	President, Services Organization
John F. Lyons	64	President, Field Organization
David Boris(2)	57	Director
(2)		Director
Keith W. F. Bradley(1)	54	Director
Behdad Eghbali(1)	41	Director
José E. Feliciano(1)	44	Director
Christopher Jurasek(1)	52	Director
Prashant Mehrotra(1)	40	Director
James Pade(1)	33	Director
Timothy J. Pawlenty(1)	57	Director

(1)	C1 Designee

(2)	Forum Designee

Classified Board of Directors

The Combined Entity’s board of directors will consist of ten members upon the closing of the Business Combination. In accordance with the amended and restated certificate of incorporation to be filed, immediately after the consummation of the Business Combination, the board of directors will be divided into three classes. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. The directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2019;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•	the Class III directors will be , , and , and their terms will expire at the annual meeting of stockholders to be held in 2021.

The Combined Entity expects that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Controlled Company Exception

After the Closing of the Business Combination, affiliates of Clearlake may beneficially own shares representing more than 50% of the voting power of Combined Entity’s shares eligible to vote in the election of directors, depending on the number of shares of Common Stock that the Public Stockholders of Forum elect to have redeemed by Forum. As a result, C1 may be a “controlled company” within the meaning of the corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that its board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Stockholders may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that the Combined Entity ceases to be a “controlled company” and its shares continue to be listed on the Nasdaq Global Market, it will be required to comply with these standards and, depending on the board’s independence determination with respect to its then-current directors, it may be required to add additional directors to its board in order to achieve such compliance within the applicable transition periods.

Committees of the Board of Directors

The Combined Entity’s board of directors will have the authority to appoint committees to perform certain management and administration functions. Forum’s current board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors. Following the Closing of the Business Combination, the charters for each of these committees will be available on C1’s website at www.convergeone.com. Information contained on or accessible through C1’s website is not a part of this prospectus/proxy statement, and the inclusion of such website address in this prospectus/proxy statement is an inactive textual reference only.

Audit Committee

The Combined Entity’s audit committee is expected to consist of Messrs. Boris, Bradley and Jurasek. Forum’s board of directors has determined each proposed member is independent under the listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of our audit committee is Mr. Bradley. Forum’s board of directors has determined that Mr. Bradley is an “audit committee financial expert” within the meaning of SEC regulations. Forum’s board of directors has also determined that each member of the proposed audit committee has the requisite financial expertise required under the applicable requirements of The Nasdaq Stock Market LLC. In arriving at this determination, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of the board of directors with respect to our accounting, financial, and other reporting and internal control practices and to oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit the Combined Entity’s financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing policies on risk assessment and risk management;

•	reviewing related party transactions;

•	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes the Combined Entity’s internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit service to be performed by the independent registered public accounting firm.

Compensation Committee

The compensation committee is expected to consist of Messrs. Eghbali, Pawlenty and                 . Forum’s board of directors has determined each proposed member is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The chairperson of the compensation committee is expected to be Mr. Eghbali. If qualified as a controlled company, the Combined Entity intends to rely upon the exemption for the requirement that it have a compensation committee comprised entirely of independent directors. The primary purpose of the compensation committee is to discharge the responsibilities of the board of directors to oversee its compensation policies, plans and programs and to review and determine the compensation to be paid to its executive officers, directors and other senior management, as appropriate.

Specific responsibilities of the compensation committee will include:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

•	administering our stock and equity incentive plans;

•	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors;

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans, severance agreements, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management, as appropriate;

•	reviewing and establishing general policies relating to compensation and benefits of our employees; and

•	reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is expected to consist of Messrs. Jurasek and Pawlenty. Forum’s board of directors has determined each proposed member is independent under the listing standards. The chairperson of our nominating and corporate governance committee is Mr.             .

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying, evaluating and selecting, or recommending that our board of directors approve, nominees for election to our board of directors;

•	evaluating the performance of our board of directors and of individual directors;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	reviewing management succession plans; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.

Code of Business Conduct and Ethics

The Combined Entity will adopt a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Following the Closing of the Business Combination, the Code of Business Conduct and Ethics will be available on its website at www.convergeone.com. Information contained on or accessible through such website is not a part of this prospectus/proxy statement, and the inclusion of the website address in this prospectus/proxy statement is an inactive textual reference only. The Combined Company intends to disclose any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, on its website to the extent required by the applicable rules and exchange requirements.

Compensation Committee Interlocks and Insider Participation

No member of Combined Entity’s compensation committee has ever been an officer or employee of either company. None of Combined Entity’s expected executive officers serve, or have served during the last year, as a member of the board of directors, compensation committee, or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of our directors or on either company’s compensation committee.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF C1

You should read the selected consolidated financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of C1” and the consolidated financial statements, related notes, and other financial information included elsewhere in this proxy statement/prospectus. The selected consolidated financial and other data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

The following selected consolidated statements of operations data for the years ended December 31, 2015 and 2016 and selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from C1’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The consolidated statements of operations data for the nine months ended September 30, 2016 and 2017 and the consolidated balance sheet data as of September 30, 2017 are derived from C1’s unaudited interim consolidated financial statements included elsewhere in this proxy statement/prospectus. C1’s unaudited interim consolidated financial statements were prepared on a basis consistent with its audited consolidated financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments, that C1 considers necessary for a fair presentation of the financial information set forth in those statements included elsewhere in this proxy statement/prospectus. C1’s historical results are not necessarily indicative of the results that may be expected in any future period, and interim financial results are not necessarily indicative of the results that may be expected for the full year.

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue
Technology offerings	$297,481	$439,804	$333,239	$315,201
Services	303,983	375,805	271,842	304,499

Total revenue	601,464	815,609	605,081	619,700

Cost of revenue
Technology offerings	220,377	333,082	254,532	245,732
Services	187,641	233,283	170,274	191,965

Total cost of revenue	408,018	566,365	424,806	437,697

Gross profit
Technology offerings	77,104	106,722	78,707	69,469
Services	116,342	142,522	101,568	112,534

Total gross profit	193,446	249,244	180,275	182,003

Operating expenses
Sales and marketing	96,578	128,733	93,998	93,904
General and administrative	36,955	40,262	30,081	36,989
Transaction costs	5,678	6,055	5,137	5,955
Depreciation and amortization	23,520	27,692	20,697	23,112

Total operating expenses	162,731	202,742	149,913	159,960

Operating income	30,715	46,502	30,362	22,043

Other (income) expense
Interest income	(26)	(11)	(6)	(51)
Interest expense	23,072	31,438	18,829	41,553
Interest expense and other, net	72	10	1	49

Interest expense and other, net	23,118	31,437	18,824	41,551

Income (loss) before income taxes	7,597	15,065	11,538	(19,508)
Income tax expense (benefit)	3,574	6,716	5,352	(6,323)

Net income (loss)	$4,023	$8,349	$6,186	$(13,185)

Net income (loss) per share attributable to Class A common stockholders, basic and diluted(1)	$0.04	$0.09	$0.07	$(0.15)

Weighted-average common shares used in computing basic and diluted net income (loss) per share attributable to Class A common stockholders(1)	89,866	89,862	89,862	89,782

(1)	See Notes 1 and 9 to C1’s consolidated financial statements for an explanation of the method used to calculate basic and diluted net income (loss) per common share attributable to common stockholders.

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(as a percentage of total revenue)
Revenue Mix and Gross Margin:
Revenue
Technology offerings	49.5%	53.9%	55.1%	50.9%
Services	50.5	46.1	44.9	49.1

Total revenue	100.0%	100.0%	100.0%	100.0%

Gross margin
Technology offerings	25.9%	24.3%	23.6%	22.0%
Services	38.3	37.9	37.4	37.0
Total gross margin	32.2	30.6	29.8	29.4

	As of December 31,		As of September 30,
	2015	2016	2017
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$15,307	$9,632	$7,683
Working capital	25,568	31,269	51,594
Total assets	651,088	636,260	804,976
Total debt, including current portion and excluding unamortized debt issuance cost	326,772	404,138	529,925
Total liabilities	557,872	623,500	805,265
Total stockholders’ equity (deficit)	93,216	12,760	(289)

Non-GAAP Financial Measures

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(dollars in thousands)
Other Financial Data:
Adjusted Revenue(1)	$603,719	$815,912	$605,333	$623,914
Adjusted EBITDA(2)	$62,809	$83,785	$58,698	$58,058
Adjusted EBITDA Margin(3)	10.4%	10.3%	9.7%	9.3%
Adjusted Net Income(4)	$24,358	$34,488	$23,922	$17,485

(1)	Adjusted Revenue is a non-GAAP financial measure. C1 believes that Adjusted Revenue provides supplemental information with respect to its revenue associated with its ongoing performance. C1 defines Adjusted Revenue as total revenue adjusted to exclude non-cash acquisition accounting adjustments to revenue as a result of our acquisitions. The reconciliation of revenue, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted Revenue for each of the periods presented is as follows. See “—Use of Non-GAAP Financial Measures” below for additional information.

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands)
Revenue	$601,464	$815,609	$605,081	$619,700
Acquisition accounting adjustments	2,255	303	252	4,214

Adjusted Revenue	$603,719	$815,912	$605,333	$623,914

(2)	Adjusted EBITDA is a non-GAAP financial measure. C1 believes Adjusted EBITDA provides helpful information with respect to its operating performance as viewed by management, including a view of C1’s business that is not dependent on (i) the impact of its capitalization structure and (ii) items that are not part of C1’s day-to-day operations. C1 defines Adjusted EBITDA as net income (loss) plus (1) total depreciation and amortization, (2) interest expense and other, net, and (3) income tax expense, as further adjusted to eliminate non-cash stock-based compensation expense, acquisition accounting adjustments, transaction costs, and other one-time nonrecurring costs. The reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA for each of the periods presented is as follows. See “—Use of Non-GAAP Financial Measures” below for additional information.

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands)
Net income (loss)	$4,023	$8,349	$6,186	$(13,185)
Depreciation and amortization	23,858	28,570	21,133	24,224
Interest expense and other, net	23,118	31,437	18,824	41,551
Income tax expense (benefit)	3,574	6,716	5,352	(6,323)

EBITDA	54,573	75,072	51,495	46,267
Stock-based compensation expense	233	1,057	883	521
Acquisition accounting adjustments(a)	(829)	(457)	(443)	2,654
Transaction costs(b)	5,678	6,055	5,137	5,955
Other costs(c)	3,154	2,058	1,626	2,661

Adjusted EBITDA	$62,809	$83,785	$58,698	$58,058

(a)	Acquisition accounting adjustments include charges associated with non-cash acquisition accounting fair value adjustments to deferred revenue and deferred customer support costs.

(b)	Transaction costs of (1) $5.7 million for 2015 include acquisition-related expenses of $1.2 million related to employee retention bonuses, $2.1 million related to transaction-related professional fees and expenses, including legal, accounting, tax, and advisory fees, and $2.4 million of one-time acquisition-related integration costs, (2) $6.1 million for 2016 include acquisition-related expenses of $1.1 million related to employee retention bonuses, $0.7 million related to transaction-related professional fees and expenses, including legal, accounting, tax, and advisory fees, and $4.3 million of one-time acquisition-related integration costs, (3) $5.1 million for the nine months ended September 30, 2016 include acquisition-related expenses of $0.7 million related to employee retention bonuses, $1.3 million related to transaction-related professional fees and costs, including legal, accounting, tax, and advisory fees, and $3.1 million of one-time acquisition-related integration costs, and (4) $6.0 million for the nine months ended September 30, 2017 include acquisition-related expenses of $0.2 million related to employee retention bonuses, $3.4 million related to transaction-related professional fees and expenses, including legal, accounting, tax, and advisory fees, and $2.4 million of one-time acquisition-related integration costs.

(c)

Other costs of (1) $3.2 million for 2015 include expenses of $1.6 million related to one-time severance and related legal expenses, $1.5 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement which C1 intends to terminate in connection with the Business Combination, and $0.1 million to certain members of C1’s board of directors for their services, (2) $2.1 million for 2016 include $0.5 related to one-time severance and related legal expenses, $1.5 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement, and $0.1 million to certain members of C1’s board of directors for their services, (3) $1.6 million for the nine months ended September 30, 2016 include expenses of $0.5 million related to one-time severance and related legal expenses and $1.1 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement, and (4)

$2.7 million for the nine months ended September 30, 2017 include expenses of $1.6 million related to one-time severance and related legal expenses and $1.1 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement.

(3)	Adjusted EBITDA Margin measures our Adjusted EBITDA as a percentage of total revenue.

(4)	Adjusted Net Income is a non-GAAP financial measure, which management uses in this proxy statement/prospectus and in its evaluation of past performance, trends, and prospects for the future. C1 believes that Adjusted Net Income is utilized by investors and other interested parties as a measure of its comparative operating performance period-over-period that considers the impact of certain items that do not directly correlate to our ongoing operating performance and that vary significantly from period to period, such as the interest expense associated with its outstanding debt, as well as the impact of depreciation on our fixed assets and income taxes. C1 defines Adjusted Net Income as net income (loss) adjusted to exclude (i) amortization of intangible assets, (ii) amortization of debt issuance costs, (iii) non-cash stock-based compensation expense, (iv) costs related to debt refinancing, (v) acquisition accounting adjustments, (vi) transaction costs, (vii) other costs, and (viii) the income tax impact associated with the foregoing items. The reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted Net Income for each of the periods presented is as follows. See “—Use of Non-GAAP Financial Measures” below for additional information.

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands)
Net income (loss)	$4,023	$8,349	$6,186	$(13,185)
Amortization of intangible assets	20,247	22,456	16,826	17,891
Amortization of debt issuance costs	2,028	2,412	1,594	2,205
Stock-based compensation expense	233	1,057	883	521
Costs related to debt refinancing(a)	—	4,486	—	15,193
Acquisition accounting adjustments(b)	(829)	(457)	(443)	2,654
Transaction costs(c)	5,678	6,055	5,137	5,955
Other costs(d)	3,154	2,058	1,626	2,661
Income tax impact of adjustments(e)	(10,176)	(11,928)	(7,887)	(16,410)

Adjusted Net Income	$24,358	$34,488	$23,922	$17,485

(a)	Costs related to debt refinancing in (1) 2016 include $1.8 million in financing transaction costs, $1.5 million in debt extinguishment losses, and a $1.2 million write-off of unamortized debt issuance costs and (2) the nine months ended September 30, 2017 consists of $1.6 million in financing transaction costs, $3.4 million in debt extinguishment losses, and a $10.2 million write-off of unamortized debt issuance costs.

(b)	Acquisition accounting adjustments include charges associated with non-cash acquisition accounting fair value adjustments to deferred revenue and deferred customer support costs.

(c)	Transaction costs of (1) $5.7 million for 2015 include acquisition-related expenses of $1.2 million related to employee retention bonuses, $2.1 million related to transaction-related professional fees, including legal, accounting, tax, and advisory fees, and $2.4 million of one-time acquisition-related integration costs, (2) $6.1 million for 2016 include acquisition-related expenses of $1.1 million related to employee retention bonuses, $0.7 million related to transaction-related professional fees and expenses, including legal, accounting, tax, and advisory fees, and $4.3 million of one-time acquisition-related integration costs, (3) $5.1 million for the nine months ended September 30, 2016 include acquisition-related expenses of $0.7 million related to employee retention bonuses, $1.3 million related to transaction-related professional fees and costs, including legal, accounting, tax, and advisory fees, and $3.1 million of one-time acquisition-related integration costs, and (4) $6.0 million for the nine months ended September 30, 2017 include acquisition-related expenses of $0.2 million related to employee retention bonuses, $3.4 million related to transaction-related professional fees and expenses, including legal, accounting, tax, and advisory fees, and $2.4 million of one-time acquisition-related integration costs.

(d)	Other costs of (1) $3.2 million for 2015 include expenses of $1.6 million related to one-time severance and related legal expenses, $1.5 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement which C1 intends to terminate in connection with the Business Combination, and $0.1 million to certain members of C1’s board of directors for their services, (2) $2.1 million for 2016 include $0.5 related to one-time severance and related legal expenses, $1.5 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement, and $0.1 million to certain members of C1’s board of directors for their services, (3) $1.6 million for the nine months ended September 30, 2017 include expenses of $0.5 million related to one-time severance and related legal expenses and $1.1 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement, and (4) $2.7 million for the nine months ended September 30, 2017 include expenses of $1.6 million related to one-time severance and related legal expenses and $1.1 million related to payments to Clearlake for advisory and consulting services pursuant to its management and monitoring services agreement.

(e)	Income tax impact of adjustments includes an estimated tax impact of the adjustments to net income (loss) at our average statutory tax rate of 40.0%, except for the impact of tax-deductible goodwill and intangible assets resulting from certain historical acquisitions.

Use of Non-GAAP Financial Measures

Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income should be considered in addition to, not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. They are not measurements of C1’s financial performance under GAAP and should not be considered as alternatives to revenue or net income (loss), as applicable, or any other performance measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other businesses. Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income have limitations as analytical tools and you should not consider them in isolation or as a substitute for analysis of C1’s operating results as reported under GAAP. Some of these limitations include:

•	non-cash compensation is and will remain a key element of C1’s overall long-term incentive compensation package, although C1 excludes it as an expense when evaluating its ongoing operating performance for a particular period;

•	Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income do not reflect the impact of certain cash charges resulting from matters C1 considers not to be indicative of its ongoing operations;

•	other companies in C1’s industry may calculate Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income, differently than C1 does, limiting their usefulness as comparative measures.

C1 compensates for these limitations to Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income by relying primarily on its GAAP results and using Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income only for supplemental purposes. Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income include adjustments for items that may occur in future periods. However, C1 believes these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of its business, and complicate comparisons of its internal operating results and operating results of other peer companies over time. For example, it is useful to exclude non-cash, stock-based compensation expenses because the amount of such expenses in any specific period may not directly correlate to the underlying performance of C1’s business operations and these expenses can vary significantly across periods due to timing of new stock-based awards. C1 also excludes certain discrete, unusual, one-time, or non-cash costs, including transaction costs, and the income tax impact of adjustments in order to facilitate a more useful period-over-period comparison of its financial performance. Each of the normal recurring adjustments and other adjustments described in this paragraph help management with a measure of C1’s operating performance over time by removing items that are not related to day-to-day operations or are non-cash expenses. In addition, the calculation of Adjusted EBITDA is different than the calculation of Earnout EBITDA. See C1’s historical consolidated financial statements included elsewhere in this proxy statement/prospectus for its GAAP results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF C1

The following discussion and analysis of C1’s financial condition and results of operations should be read in conjunction with its consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect C1’s plans, estimates and beliefs. C1’s actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere particularly in the section titled “Risk Factors” and elsewhere in this prospectus.

Overview

C1 is a leading IT services provider of collaboration and technology solutions for large and medium enterprises. C1 serves clients through its comprehensive engagement model which includes the full lifecycle of services from consultation and design through implementation, optimization, and ongoing support. C1’s deep technical expertise enables C1 to deliver complex, multi-vendor solutions across a number of delivery models, including on-premise and in private, hybrid, C1 Cloud, and public cloud environments. C1 served over 2,900, 3,400, and 3,700 clients in 2014, 2015, and 2016, respectively. From 2014 to 2016, C1 served 52% of the Fortune 100, 40% of the Fortune 500, and 32% of the Fortune 1000.

C1’s technical expertise and client-centric culture have led to long-standing, and expanding client relationships. With more than 1,180 highly skilled engineers and consulting professionals and approximately 290 sales professionals, C1 is able to deliver customized services and technology offerings to address the specific needs of its clients. Additionally, among its top 100 clients based on 2016 revenue, C1 has an average tenure of more than nine years. C1 generated 93% and 91% of its total revenue in 2015 and 2016, respectively, from clients it served in a prior year.

C1 designs thousands of solutions each year across its core technology markets: (i) collaboration and (ii) enterprise networking, data center, cloud, and security. Collaboration is primarily comprised of software-centric unified communications technology, which enables communication anywhere on any device, and its customer engagement applications which deliver a personalized and omni-channel experience for its clients’ end customers. C1’s other core technology markets, enterprise networking, data center, cloud, and security, focus on the critical software and hardware IT infrastructure to enable its clients to securely process and store the applications and information they need to conduct their business. C1’s solutions are a combination of our professional services and technology offerings and are complemented by its industry-leading managed, cloud, and maintenance services.

For 2015, 2016, and the nine months ended September 30, 2017, 51%, 46%, and 49% of C1’s total revenue, respectively, was derived from professional and managed, cloud, and maintenance services and 49%, 54%, and 51% was derived from technology offerings. For 2015, 2016, and the nine months ended September 30, 2017, 82%, 68%, and 66% of C1’s total revenue, respectively, was derived from its services and technology offerings in the collaboration market. The remaining 18%, 32%, and 34% of C1’s total revenue, respectively, was derived from its enterprise networking, data center, cloud, and security services and technology offerings. In 2015, C1 acquired SIGMAnet, MSN, and Sunturn. C1’s 2015 acquisitions have been fully integrated into C1’s operations. In 2017, C1 acquired Annese, SPS and RGTS which significantly affects comparability of its 2016 and 2017 results of operations and metrics. Please see the section below titled “Recent Acquisitions” for further information regarding these acquisitions.

Services

In 2015, 2016, and the nine months ended September 30, 2017, 37%, 38%, and 35% of C1’s services revenue, respectively, came from professional services and 63%, 62%, and 65%, respectively, was derived from managed, cloud, and maintenance services. For 2015, 2016, and the nine months ended September 30, 2017, services in the collaboration market comprised 95%, 85%, and 82%, respectively, of C1’s services revenue.

Technology Offerings

For 2015, 2016, and the nine months ended September 30, 2017, 70%, 53%, and 51% of C1’s technology offerings revenue, respectively, was generated by technology offerings in the collaboration market.

C1’s Corporate History

Since C1’s founding in 1993, its client-centric culture has defined how it operates. C1 has worked, since the beginning, to deliver innovative multi-vendor services and solutions to solve its clients’ IT challenges and to help them grow. C1’s business model has driven its internal organic growth while at the same time allowing it to add capabilities and vendor relationships through both internal investments and acquisitions.

In June 2014, C1 was acquired by a fund managed by Clearlake Capital Group, L.P., which, together with its affiliates and related persons, refers to Clearlake, a private investment firm with a sector-focused approach. After completion of the business combination, Clearlake will continue to own a majority of outstanding shares of C1’s common stock.

Recent Acquisitions

In September 2017, C1 acquired Rockefeller Group Technology Solutions, Inc., or RGTS, for cash consideration of $20.9 million. The acquisition increases C1’s presence in the New York City market and brings additional capabilities in collaboration and cloud.

In August 2017, C1 acquired SPS Holdco, LLC, or SPS, for cash consideration of $59.1 million. The acquisition brought additional solutions and services capabilities in collaboration and video.

In July 2017, C1 acquired Annese & Associates, Inc., or Annese, for cash consideration of $26 million plus additional contingent consideration of up to $4 million. The Annese acquisition brought additional solutions and service capabilities in enterprise networking, security, collaboration, and cloud, backed by four decades of experience and expertise.

C1 made three strategic acquisitions in 2015 for an aggregate consideration of $66.8 million net of cash received. C1 acquired Sunturn to expand its core collaboration solutions and fully integrated the business as of July 31, 2015, at which time C1 no longer prepared standalone financial statements for Sunturn. The MSN and SIGMAnet acquisitions significantly expanded C1’s broader enterprise networking capabilities as well as its collaboration, cloud, and security offerings.

Factors Affecting C1’s Operating Performance

C1 believes the following trends and factors may have an impact on C1’s operating performance.

Evolution of cloud-based collaboration solutions.    Within the broader unified communications and customer engagement market, cloud and hosted solutions are expected to grow faster than on-premise solutions as organizations increasingly look for scalable, agile, and mobile-enabled solutions while simultaneously seeking to reduce capital costs. As a result, enterprises are shifting from on-premise, hardware infrastructure to software-centric hosted and cloud solutions. Given C1’s ability to deliver collaboration and other technology offerings over private, hybrid, C1 Cloud, and public cloud environments, C1 believes it is well positioned to benefit from these trends and expect these trends to drive growth in its managed, cloud, and maintenance services business, which typically have multi-year contractual terms and high renewal rates. C1 calculates renewal rate as the annual contract value, or ACV, of contracts renewed as a percentage of the total ACV up for renewal in an applicable period. This can result in a renewal rate greater than 100% in the event that a contract renews at a higher value than the expiring contract value. Additionally, C1 excludes customer bankruptcies, site closures, short term contracts and other adjustments in the calculation of the renewal rate.

Growing complexity of technology solutions and expansion of C1’s services business mix.    Due to increased technology and vendor complexity, C1 is seeing an increased demand for multi-vendor IT solutions. As a result, enterprises are increasingly seeking the assistance of IT service providers who have the expertise to consult, design, integrate, and manage their technology solutions and platforms. Given C1’s technical expertise, leading managed, cloud, and maintenance services, and customized services approach, C1 expects that its services offerings will comprise a higher percentage of its revenue in the future, which would have a favorable impact on its gross margins.

C1’s ability to increase penetration of its existing, long-standing clients.    C1’s future growth will depend in part on its ability to expand sales of its services and solutions to its existing clients. For 2015 and 2016, 93% and 91%, respectively, of C1’s total revenue was derived from clients it also served in a prior year. C1 believes it is well positioned to identify new opportunities to expand or sell new services and solutions to its existing clients. For 2015 and 2016, 82% and 68% of C1’s total revenue, respectively, came from collaboration solutions, and C1 believes there are additional opportunities to sell its other technology offerings, including enterprise networking, data center, cloud, and security into its existing client base. In addition, C1 believes there is opportunity to further penetrate its existing client base with its managed, cloud, and maintenance services.

Customer adoption of C1’s expanding technology offerings and services.    C1 plans to continue to invest in the development of its innovative and client-centric services and solutions. As technology becomes increasingly complex and clients look to reduce their capital cost, C1 believes its clients will transition from maintenance to managed services, and ultimately to cloud services. Most recently, C1 added advanced monitoring capabilities for its managed services platform, developed its own cloud hosted capabilities, and, through acquisitions, significantly bolstered its security technical expertise, offering end-to-end network and data security services and solutions to its clients. C1 believes that customer adoption of its cloud and security technology offerings and managed and hosted services can drive growth in its business over time.

Continue to maintain relationships with key technology partners.    Through C1’s leading professional services capabilities, C1 designs thousands of solutions a year for its clients across its core technology markets: (i) collaboration and (ii) enterprise networking, data center, cloud, and security. C1 is vendor agnostic as it enjoys strong relationships with more than 100 leading and next-generation technology partners. In order to retain access to the best-of-breed solutions and offer the latest technology solutions, C1 needs to continue to maintain its relationships with existing key technology partners and develop new relationships.

Impact of Avaya Restructuring.    Avaya, which was C1’s largest vendor as a percentage of C1’s technology offerings revenue in 2015 and 2016, filed for reorganization under Chapter 11 in January 2017 and filed its preliminary plan of reorganization in April 2017. As a result of Avaya’s restructuring, new or existing clients have, in same cases, elected to delay purchasing decisions with respect to Avaya technology offerings or have chosen to replace existing Avaya technology offerings with the technology offerings of other vendors. Delays in customer purchasing decisions, or an election by C1’s clients to purchase alternative technology offerings from C1 or from other providers, has resulted in decreased technology offerings revenue in 2017 and could result in lower revenues and gross profits or margins or otherwise have an adverse effect on its business in the future. Avaya announced in late October that the Bankruptcy Court approved Avaya’s plan of reorganization. Management continues to evaluate the impact that Avaya’s reorganization has had on C1’s results of operations and financial condition.

Key Business Metrics

C1’s management regularly monitors certain financial measures to track the progress of its business against internal goals and targets. C1 believes that the most important of these measures include Adjusted Revenue, Gross Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, and Services Revenue as a Percentage of Total Revenue.

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(in thousands, except percentages)
Total revenue	$601,464	$815,609	$605,081	$619,700
Adjusted Revenue	603,719	815,912	605,333	623,914

Services mix:
Professional services revenue as a percentage of total revenue	19%	17%	17%	17%
Managed, cloud, and maintenance services revenue as a percentage of total revenue	32	29	28	32

Services revenue as a percentage of total revenue	51%	46%	45%	49%

Gross margin	32%	31%	30%	29%

Net income (loss)	$4,023	$8,349	$6,186	$(13,185)
Adjusted Net Income	24,358	34,488	23,922	17,485

Adjusted EBITDA	62,809	83,785	58,698	58,058
Adjusted EBITDA Margin	10.4%	10.3%	9.7%	9.3%

Adjusted Revenue

Adjusted Revenue is a non-GAAP financial measure. C1 believes that Adjusted Revenue provides supplemental information with respect to its revenue activity associated with its ongoing operations. C1 defines Adjusted Revenue as total revenue adjusted to exclude non-cash acquisition accounting adjustments to revenue as a result of its acquisitions.

For more information about Adjusted Revenue and a reconciliation of Adjusted Revenue to total revenue, the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. Management uses Adjusted EBITDA and Adjusted EBITDA Margin (1) to compare C1’s operating performance on a consistent basis, (2) to calculate incentive compensation for its employees, (3) for planning purposes including the preparation of its internal annual operating budget, (4) to evaluate the performance and effectiveness of its operational strategies, and (5) to assess compliance with various metrics associated with the agreements governing C1’s indebtedness. Accordingly, C1 believes that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors and others in understanding and evaluating our operating performance in the same manner as management.

C1 defines Adjusted EBITDA as net income (loss) plus (a) total depreciation and amortization, (b) interest expense and other, net, and (c) income tax expense, as further adjusted to eliminate non-cash stock-based compensation expense, acquisition accounting adjustments, transaction costs, and other one-time nonrecurring costs. C1 does not believe these adjustments are indicative of its ongoing performance. For more information about Adjusted EBITDA and a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Adjusted EBITDA Margin measures C1’s Adjusted EBITDA as a percentage of total revenue. For more information about Adjusted EBITDA Margin see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Services Revenue as a Percentage of Total Revenue

As a services-driven organization, C1 views services revenue as a percentage of revenue as a key measure in the successful execution of C1’s operating strategies and the profitability of its business.

C1’s professional services involves the consultation, design, integration and implementation, application development, and program management of customized solutions for core technology markets. C1 views professional services as a percentage of revenue as a key measure in the successful execution of its operating strategies of leading client engagements with professional services and the profitability of its business.

C1 provides comprehensive managed, cloud, and maintenance services to its clients across its core technology markets. Given these services typically have multi-year contractual terms, with high renewal rates, C1 views managed, cloud, and maintenance services as a percentage of revenue as a key measure of its revenue visibility and profitability of its business.

Adjusted Net Income

Adjusted Net Income is a non-GAAP financial measure, which management uses in this prospectus and in its evaluation of past performance, trends, and prospects for the future. Management uses Adjusted Net Income (1) to compare C1’s operating performance on a consistent basis, (2) for planning purposes including the preparation of C1’s internal annual operating budget, and (3) to evaluate the performance and effectiveness of C1’s operational strategies. Accordingly, C1 believes that Adjusted Net Income provides useful information to investors and others in understanding and evaluating C1’s operating performance in the same manner as management. C1 believes that Adjusted Net Income is utilized by investors and other interested parties as a measure of C1’s comparative operating performance period-over-period that considers the impact of certain items that do not directly correlate to C1’s ongoing operating performance and that vary significantly from period to period, such as the interest expense associated with its outstanding debt, as well as the impact of depreciation on our fixed assets and income taxes. C1 defines Adjusted Net Income as net income (loss) adjusted to exclude (a) amortization of acquisition-related intangible assets, (b) amortization of debt issuance costs, (c) non-cash share-based compensation expense, (d) costs related to debt refinancing, (e) acquisition accounting adjustments, (f) transaction costs, (g) other costs, and (h) the income tax impact associated with the foregoing items. C1 does not believe these adjustments are indicative of its ongoing performance. For more information about Adjusted Net Income and a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted Net Income see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Components of Results of Operations

There are a number of factors that impact the revenue and margin profile of the services and technology offerings C1 provides, including, but not limited to, solution and technology complexity, technical expertise requiring the combination of products and types of services provided, as well as other elements that may be specific to a particular client solution.

Revenue

C1’s revenue consists of the sale of its technology offerings and services. C1 separately presents technology offerings and services revenue, along with the associated cost of revenue, in its consolidated statements of operations.

Technology Offerings Revenue

Technology offerings revenue includes revenue from the sale of hardware and software products and is generally recognized on a gross basis with the selling price to the client recorded as revenue because C1 acts as the primary obligor under these contracts. Revenue is generally recognized when the title and risk of loss are passed to the customer, there is persuasive evidence of an arrangement for sale, the sales price is fixed and determinable, and collectability is reasonably assured. Hardware and software items can be delivered to C1’s clients in a variety of ways including shipping from its facilities, via drop-shipment by the vendor or distributor, or via electronic delivery for software licenses.

Services Revenue

Services revenue includes:

Revenue for Professional Services. Revenue for professional services is generally recognized when professional services are performed and all obligations have been substantially met. The majority of professional services revenue is fixed price.

Revenue for Managed, Cloud, and Maintenance Services. Revenue for managed and cloud services is generally recognized on a straight-line basis over the contractual term of the arrangements, which is consistent with the timing of services rendered. Revenue from the sale of third-party retail maintenance contracts is recognized net of the related cost of revenue. In third-party retail maintenance contracts, all services are provided by third-party providers and, as a result, C1 is acting as an agent and not considered the primary obligor. As C1 is under no obligation to perform additional services, revenue is recognized at the time of sale. Revenue from the sale of third-party wholesale maintenance contracts is recognized on a gross basis at the time of sale with the selling price to the client recorded as revenue and the acquisition cost recorded as cost of revenue. Based upon the evaluation of indicators for gross and net reporting, C1 has concluded that it is acting as a principal in these contracts.

Cost of Revenue, Gross Profit, and Gross Margin

Technology Offerings Gross Profit

Technology offerings gross profit is equal to technology offerings revenue less the acquisition cost of the product, recorded as cost of revenue, net of technology partners and distributor rebates. Technology offerings gross profit is impacted by the complexity of hardware and software sold in C1’s solutions, as well as the mix of product type with generally higher gross profits coming from the sale of collaboration products.

Services Gross Profit

Services gross profit is equal to services revenue less cost of revenue associated with services.

Professional Services Gross Profit. Cost of revenue associated with professional services includes the compensation, benefits, and other costs associated with C1’s delivery and project management engineering team, as well as costs charged by third-party contractors. Costs associated with C1’s delivery and project management engineering team are generally recognized as incurred. Costs charged by third-party contractors are initially deferred as prepaid expense and generally recorded as cost of revenue when the professional service project is complete or when contractual milestones have been achieved. As a result, C1’s services gross profit may fluctuate from period to period.

Managed, Cloud, and Maintenance Services Gross Profit. Compensation, benefits, and other costs associated with C1’s managed and in-house maintenance services engineering team, costs charged by subcontractors, and costs of running its three Network Operations Centers, or NOCs, are recorded as cost of revenue as incurred. These costs include depreciation of certain equipment and software utilized in C1’s NOCs in support of its managed, cloud, and maintenance services contracts. C1 incurs external costs associated with professional and managed services, primarily related to purchasing maintenance support contracts with third-party manufacturers and software licenses, which are generally prepaid. These costs, associated with maintenance contracts where C1 has an obligation to perform services, are incurred specifically to assist C1 in rendering services to C1’s customers and are recorded as deferred customer support contract costs at the time the costs are incurred. The costs are amortized to expense as a cost of revenue—services on a straight-line basis over the period during which C1 fulfills its performance obligation. Third-party wholesale maintenance services cost of revenue is the acquisition cost from technology partners. In addition, C1’s managed, cloud, and maintenance services gross profit is impacted by the mix of wholesale versus retail third-party maintenance revenue and the average contractual length of the third-party maintenance agreements.

Services gross profit is generally impacted by C1’s ability to negotiate longer term managed and cloud contracts with its clients, maintaining a high contract renewal rate, effectively managing its service level agreements, or SLAs, resolving a large percentage of the incidents in-house, increasing utilization rates of its NOC engineers, and timing of revenue recognition. C1’s services gross profit is impacted by its ability to deliver on fixed-price professional services engagements within scope, and its ability to keep its delivery engineers utilized.

Gross margin measures C1’s gross profit as a percentage of revenue. Gross margin is generally impacted by changes in the mix of product type sold as well as the mix of services versus technology offerings revenue, with generally higher gross margins coming from the sale of collaboration products and services revenue.

Operating Expenses

C1’s operating expenses include sales and marketing expenses, general and administrative expenses, transaction costs, and depreciation and amortization.

Sales and Marketing Expense. Sales and marketing expense is comprised of compensation, commission expense, variable incentive pay, and benefits related to C1’s sales personnel, along with travel expenses, other employee related costs including share based compensation, and expenses related to marketing programs and events. Commission expenses are largely driven by gross margin performance and are generally paid to the sales personnel when the solutions revenue has been collected from the client.

General and Administrative Expense. General and administrative expense is comprised of compensation and benefits of administrative personnel, including variable incentive pay and share-based compensation, and other administrative costs such as facilities expenses, professional fees, and travel expenses.

Transaction Costs. Transaction costs include acquisition-related expenses, including integration costs, employee retention bonuses, severance charges, transaction-related professional fees, including legal, accounting, tax and advisory fees, and acquisition-related integration costs. These costs are expected to increase to the extent C1 pursues additional acquisitions.

Depreciation and Amortization Expense. Depreciation expense relates to C1’s fixed assets except for assets used in cost of revenue. Amortization expense relates to intangible assets C1 acquired in its business acquisitions.

Interest Expense and Other, Net

Interest expense and other, net includes interest expense associated with C1’s outstanding debt and costs associated with the refinancing of its debt, which includes debt extinguishment losses. C1 also may seek to finance strategic acquisitions in the future with the proceeds from additional debt incurrences, which may have an impact on its interest expense.

Income Tax Expense (Benefit)

C1 is subject to U.S. federal income taxes, state income taxes net of federal income tax effect, and nondeductible expenses. C1’s effective tax rate will vary depending on permanent non-deductible expenses and other factors.

Results of Operations

The following tables set forth C1’s consolidated financial data in dollar amounts and as a percentage of total revenue.

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands)
Revenue
Technology offerings	$297,481	$439,804	$333,239	$315,201
Services	303,983	375,805	271,842	304,499

Total revenue	601,464	815,609	605,081	619,700

Cost of revenue
Technology offerings	220,377	333,082	254,532	245,732
Services	187,641	233,283	170,274	191,965

Total cost of revenue	408,018	566,365	424,806	437,697

Gross profit
Technology offerings	77,104	106,722	78,707	69,469
Services	116,342	142,522	101,568	112,534

Total gross profit	193,446	249,244	180,275	182,003

Operating expenses
Sales and marketing	96,578	128,733	93,998	93,904
General and administrative	36,955	40,262	30,081	36,989
Transaction costs	5,678	6,055	5,137	5,955
Depreciation and amortization	23,520	27,692	20,697	23,112

Total operating expenses	162,731	202,742	149,913	159,960

Operating income	30,715	46,502	30,362	22,043

Other (income) expense
Interest income	(26)	(11)	(6)	(51)
Interest expense	23,072	31,438	18,829	41,553
Interest expense and other, net	72	10	1	49

Total other expense, net	23,118	31,437	18,824	41,551

Income (loss) before income taxes	7,597	15,065	11,538	(19,508)
Income tax expense (benefit)	3,574	6,716	5,352	(6,323)

Net income (loss)	$4,023	$8,349	$6,186	$(13,185)

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(as a percentage of total revenue)
Revenue
Technology offerings	49.5%	53.9%	55.1%	50.9%
Services	50.5	46.1	44.9	49.1%

Total revenue	100.0%	100.0%	100.0%	100.0%

Gross margin
Technology offerings	25.9%	24.3%	23.6%	22.0%
Services	38.3	37.9	37.4	37.0
Total gross margin	32.2	30.6	29.8	29.4

Nine Months Ended September 30, 2016 Compared to the Nine Months Ended September 30, 2017

Revenue

	Nine Months Ended September 30,		Change
	2016	2017	Amount	%
	(unaudited)
	(dollars in thousands)
Technology offerings	$333,239	$315,201	$(18,038)	(5.4)%
Services	271,842	304,499	32,657	12.0

Total revenue	$605,081	$619,700	$14,619	2.4

Technology offerings as a percentage of total revenue	55.1%	50.9%
Services as a percentage of total revenue	44.9	49.1

Total revenue increased $14.6 million, or 2.4%, from $605.1 million for the nine months ended September 30, 2016 to $619.7 million for the nine months ended September 30, 2017. The revenue increase was primarily driven by the $32.7 million growth in C1’s services partially offset by a $18.0 million decline in technology offerings.

Technology offerings revenue decreased $18.0 million, or 5.4%, from $333.2 million for the nine months ended September 30, 2016 to $315.2 million for the nine months ended September 30, 2017. The technology offerings revenue decrease was primarily due to a decline in sales in the collaboration market as a result of Avaya filing for bankruptcy in January 2017. Technology offerings revenue from the Annese and SPS acquisitions accounted for $21.2 million in the nine months ended September 30, 2017.

Services revenue increased $32.7 million, or 12.0%, from $271.8 million for the nine months ended September 30, 2016 to $304.5 million for the nine months ended September 30, 2017. The services revenue growth was primarily driven by revenue growth for managed, cloud, and maintenance services due to new contracts. Services revenue from the Annese, RGTS and SPS acquisitions accounted for $30.9 million in the nine months ended September 30, 2017.

Revenue by Core Technology Market

	Nine Months Ended September 30,		Change
	2016	2017	Amount	%
	(unaudited)
	(dollars in thousands)
Collaboration revenue:
Technology offerings	$170,731	$159,246	$(11,485)	(6.7)%
Services	233,984	250,779	16,795	7.2

Total collaboration revenue	$404,715	$410,025	$5,310	1.3

Enterprise networking, data center, cloud, and security revenue:
Technology offerings	$162,508	$155,955	$(6,553)	(4.0)
Services	37,858	53,720	15,862	41.9

Total enterprise networking, data center, cloud, and security revenue	$200,366	$209,675	$9,309	4.6

Total revenue	$605,081	$619,700	$14,619	2.4

Collaboration

Collaboration revenue increased $5.3 million, or 1.3%, from $404.7 million for the nine months ended September 30, 2016 to $410.0 million for the nine months ended September 30, 2017. Of the increase, $16.8 million was the result of an increase in services revenue from the collaboration market, offset by a $11.5 million decrease in technology offerings revenue.

Enterprise, Networking, Data Center, Cloud, and Security

Enterprise, networking, data center, cloud, and security revenue increased $9.3 million, or 4.6%, from $200.4 million for the nine months ended September 30, 2016 to $209.7 million for the nine months ended September 30, 2017. Of the increase, $15.9 million was the result of an increase in services revenue from enterprise networking, data center, cloud, and security services revenue, partially offset by a $6.6 million decrease of technology offerings revenue.

Cost of Revenue, Gross Profit, and Gross Margin

	Nine Months Ended September 30,		Change
	2016	2017	Amount	%
	(unaudited)
	(dollars in thousands)
Cost of revenue
Technology offerings	$254,532	$245,732	$(8,800)	(3.5)%
Services	170,274	191,965	21,691	12.7

Total cost of revenue	$424,806	$437,697	$12,891	3.0

Gross profit
Technology offerings	$78,707	$69,469	$(9,238)	(11.7)%
Services	101,568	112,534	10,966	10.8

Total gross profit	$180,275	$182,003	$1,728	1.0

Gross Margin
Technology offerings	23.6%	22.0%
Services	37.4	37.0
Total gross margin	29.8	29.4

Total gross profit increased $1.7 million, or 1.0%, from $180.3 million for the nine months ended September 30, 2016 to $182.0 million for the nine months ended September 30, 2017. Total gross margin decreased 40 basis points from 29.8% of total revenue for the nine months ended September 30, 2016 to 29.4% for the nine months ended September 30, 2017. Total gross profit from the Annese, RGTS and SPS acquisitions accounted for $15.8 million for the nine months ended September 30, 2017.

Technology offering gross margin decreased 160 basis points from 23.6% for the nine months ended September 30, 2016 to 22.0% for the nine months ended September 30, 2017. Technology offering gross margins decreased primarily due to a shift in product mix from the collaboration market to the enterprise, networking, data center, cloud, and security market, which generally has lower gross margins.

Services gross margin decreased 40 basis points as a percentage of services from 37.4% for the nine months ended September 30, 2016 to 37.0% for the nine months ended September 30, 2017, primarily due to the declining mix of higher margin collaboration services revenue.

Operating Expenses

	Nine Months Ended September 30,		Change
	2016	2017	Amount	%
	(unaudited) (dollars in thousands)
Sales and marketing	$93,998	$93,904	$(94)	(0.1)%
General and administrative	30,081	36,989	6,908	23.0
Transaction costs	5,137	5,955	818	15.9
Depreciation and amortization	20,697	23,112	2,415	11.7

Total operating expenses	$149,913	$159,960	$10,047	6.7

Sales and Marketing Expense

Sales and marketing expense decreased $0.1 million, or 0.1%, from $94.0 million for the nine months ended September 30, 2016 to $93.9 million for the nine months ended September 30, 2017. The decrease in sales and marketing expense was primarily driven by $2.9 million of lower commissions and bonuses due to lower performance against internal budgetary goals $0.6 million lower other expenses, and $0.4 million lower professional fees, offset by $3.9 million higher salaries and benefits.

General and Administrative Expense

General and administrative expense increased $6.9 million, or 23.0%, from $30.1 million for the nine months ended September 30, 2016 to $37.0 million for the nine months ended September 30, 2017. The increase was primarily due to a $4.2 million increase in salaries and benefits, a $1.2 million increase in office expenses a $0.9 million increase in professional fees, and a $0.8 million in other expense.

Transaction Costs

Transaction costs increased $0.8 million, or 15.9%, from $5.1 million for the nine months ended September 30, 2016 to $6.0 million for the nine months ended September 30, 2017. The increase was due to $2.1 million of additional professional fees related to the three recent acquisitions, partially offset by lower acquisition integration expenses.

Depreciation and Amortization

Depreciation and amortization expense increased $2.4 million, or 11.7%, from $20.7 million for the nine months ended September 30, 2016 to $23.1 million for the nine months ended September 30, 2017. The increase was primarily due to purchases of property, plant, and equipment and an increase in amortization due to recent acquisitions.

Interest Expense and Other, Net

	Nine Months Ended September 30,		Change
	2016	2017	Amount	%
	(unaudited)
	(dollars in thousands)
Interest expense and other, net	$18,824	$41,551	$22,727	120.7%

Interest expense and other, net increased $22.7 million, or 120.7%, from $18.8 million for the nine months ended September 30, 2016 to $41.6 million for the nine months ended September 30, 2017 primarily due to $10.3 million of non-recurring, non-cash interest expenses related to unamortized debt issuance costs and $3.4 million of extinguishment costs incurred related to the debt refinancing.

Income Tax Expense (Benefit)

	Nine Months Ended September 30,		Change
	2016	2017	Amount	%
	(unaudited)
	(dollars in thousands)
Income tax expense (benefit)	$5,352	$(6,323)	$(11,675)	(218.1)%

The effective tax rate decreased from 46.4% for the nine months ended September 30, 2016 to 32.4% for the nine months ended September 30, 2017. The decrease in the effective rate for the nine months ended September 30, 2017 is primarily the result of the negative impact of nondeductible expenses on the overall tax benefit on net losses before income taxes for the nine months ended September 30, 2017.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2016

Revenue

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(dollars in thousands)
Technology offerings	$297,481	$439,804	$142,323	47.8%
Services	303,983	375,805	71,822	23.6

Total revenue	$601,464	$815,609	$214,145	35.6

Technology offerings as a percentage of total revenue	49.5%	53.9%
Service as a percentage of total revenue	50.5	46.1

Total revenue increased $214.1 million, or 35.6%, from $601.5 million in 2015 to $815.6 million in 2016. Revenue from the MSN and SIGMAnet acquisitions accounted for $69.3 million and $244.1 million of C1’s revenue in 2015 and 2016, respectively. Excluding the impact of the MSN and SIGMAnet acquisitions, but including the impact of the Sunturn acquisition, C1’s total revenue was $532.2 million and $571.5 million in 2015 and 2016, respectively. C1 has not excluded the impact of the Sunturn acquisition as it was fully integrated into its operations during 2015. The revenue growth, excluding the impact of the MSN and SIGMAnet acquisitions, of $39.3 million was primarily driven by the $7.1 million growth in C1’s technology offerings and the $32.2 million growth in services.

Technology offerings revenue increased $142.3 million, or 47.8%, from $297.5 million in 2015 to $439.8 million in 2016. Revenue from the MSN and SIGMAnet acquisitions accounted for $63.2 million and $198.4 million of C1’s technology offerings revenue in 2015 and 2016, respectively. Excluding the impact of the MSN and SIGMAnet acquisitions, but including the impact of the Sunturn acquisition, C1’s technology offerings revenue was $234.3 million and $241.4 million in 2015 and 2016, respectively. The revenue growth, excluding the impact of the MSN and SIGMAnet acquisitions, of $7.1 million was primarily driven by growth of C1’s collaboration solutions due to higher demand from existing clients and new clients.

Services revenue increased $71.8 million, or 23.6%, from $304.0 million in 2015 to $375.8 million in 2016. Revenue from the MSN and SIGMAnet acquisitions accounted for $6.2 million and $45.8 million of C1’s services revenue in 2015 and 2016, respectively. Excluding the impact of the MSN and SIGMAnet acquisitions, but including the impact of the Sunturn acquisition, C1’s services revenue was $297.8 million and $330.0 million in 2015 and 2016, respectively. The revenue growth, excluding the impact of the MSN and SIGMAnet acquisitions, of $32.2 million was related to a $9.6 million increase in professional services primarily due to higher demand for C1’s professional services, in particular from C1’s collaboration clients, as well as higher contractual revenue of $22.6 million associated with C1’s managed, cloud, and maintenance services primarily driven by continued demand for managed services and private cloud services from C1’s collaboration clients.

Revenue by Core Technology Market

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(dollars in thousands)
Collaboration revenue:
Technology offerings revenue	$207,202	$232,357	$25,155	12.1%
Services revenue	288,167	319,208	31,041	10.8

Total collaboration revenue	495,369	551,565	56,196	11.3

Enterprise networking, data center, cloud, and security revenue:
Technology offerings revenue	90,279	207,447	117,168	129.8
Services revenue	15,816	56,597	40,781	257.8

Total enterprise networking, data center, cloud, and security	106,095	264,044	157,949	148.9

Total revenue	$601,464	$815,609	$214,145	35.6

Collaboration

Collaboration revenue increased $56.2 million, or 11.3%, from $495.4 million in 2015 to $551.6 million in 2016. Of the increase, $25.2 million was the result of an increase of technology offerings revenue, and $31.0 million was the result of an increase in services revenue from the collaboration market.

The increase of $25.2 million in technology offerings revenue was driven by revenue growth, excluding the impact of the MSN and SIGMAnet acquisitions, of $16.7 million due to additional client demand for C1’s technology offerings in the collaboration market and $8.5 million related to revenue from the MSN and SIGMAnet acquisitions. C1’s services revenue increase of $31.0 million in the collaboration market was driven by revenue growth, excluding the impact of the MSN and SIGMAnet acquisitions, of which $28.5 million was due to higher demand for C1’s professional services, as well as higher contractual revenue associated with C1’s managed, cloud, and maintenance services, and $2.5 million related to revenue from the MSN and SIGMAnet acquisitions.

Enterprise Networking, Data Center, Cloud, and Security

Enterprise networking, data center, cloud, and security revenue increased $157.9 million, or 148.9%, from $106.1 million in 2015 to $264.0 million in 2016. Of the increase, $117.2 million was the result of an increase of C1’s enterprise networking, data center, cloud, and security technology offerings revenue and $40.7 million was the result of an increase in C1’s enterprise networking, data center, cloud, and security services revenue.

C1’s enterprise networking, data center, cloud, and security technology offerings revenue increase of $117.2 million was primarily due to an increase related to revenue from the MSN and SIGMAnet acquisitions. C1’s enterprise networking, data center, cloud, and security services revenue increase of $40.7 million was primarily due to a $37.0 million increase in revenue related to the MSN and SIGMAnet acquisitions. Revenue growth, excluding the impact of the MSN and SIGMAnet acquisitions, of $3.7 million was primarily due to an increase in demand for C1’s professional services and maintenance services.

Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(dollars in thousands)
Cost of revenue
Technology offerings	$220,377	$333,082	$112,705	51.1%
Services	187,641	233,283	45,642	24.3

Total cost of revenue	$408,018	$566,365	$158,347	38.8

Gross profit
Technology offerings	$77,104	$106,722	$29,618	38.4%
Services	116,342	142,522	26,180	22.5

Total gross profit	$193,446	$249,244	$55,798	28.8

Gross margin
Technology offerings	25.9%	24.3%
Services	38.3	37.9
Total gross margin	32.2	30.6

Total gross profit increased $55.8 million, or 28.8%, from $193.5 million in 2015 to $249.2 million in 2016, primarily as a result of an increase in total cost of revenue of 38.8% between periods. Total gross margin decreased 160 basis points from 32.2% of total revenue in 2015 to 30.6% in 2016. The decrease in total gross margin was primarily due to a decrease in C1’s services revenue as a percentage of total revenue and a decrease in C1’s collaboration revenue as a percentage of total revenue primarily due to C1’s MSN and SIGMAnet acquisitions. Excluding the impact of the acquisitions, C1’s gross margin would have been 32.6% in 2016.

Technology offerings gross margin decreased 160 basis points from 25.9% in 2015 to 24.3% in 2016. The decrease in technology offerings gross margin was primarily due to an increase in total sales in C1’s lower margin enterprise networking, data center, cloud, and security core technology markets due to the MSN and SIGMAnet acquisitions. Excluding the impact of the acquisitions, C1’s technology offerings gross margin would have been 26.4% in 2016, a increase of 50 basis points primarily due to a shift in product mix to higher margin collaboration services.

Services gross margin decreased 160 basis points from 38.3% in 2015 to 37.9% in 2016 primarily due to an increase in revenue of C1’s managed, cloud, and maintenance services offset by lower professional services margin from the MSN and SIGMAnet acquisitions. Excluding the impact of the acquisitions, C1’s services gross margin would have been 38.2% in 2016.

Operating Expenses

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(dollars in thousands)
Sales and marketing	$96,578	$128,733	$32,155	33.3%
General and administrative	36,955	40,262	3,307	8.9
Transaction costs	5,678	6,055	377	6.6
Depreciation and amortization	23,520	27,692	4,172	17.7

Total operating expenses	$162,731	$202,742	$40,011	24.6

Sales and Marketing Expense

Sales and marketing expense increased $32.1 million, or 33.3%, from $96.6 million in 2015 to $128.7 million in 2016. Incremental sales and marketing expense from the MSN and SIGMAnet acquisitions accounted for $22.2 million. The $22.2 million increase was primarily related to higher personnel-related costs of $12.1 million, $8.5 million of sales commissions and bonuses related to higher gross profits and $1.6 million of marketing, meetings and travel, professional fees and office expenses. Sales and marketing expense growth, excluding acquisitions, of $9.9 million was driven by $4.2 million of higher personnel-related expenses related to an increase in sales personnel, $4.2 million of commissions and bonuses due to improved performance, and $1.5 million of marketing, meetings and travel, and professional fees.

General and Administrative Expense

General and administrative expense increased $3.3 million, or 8.9%, from $37.0 million in 2015 to $40.3 million in 2016. General and administrative expense increased $4.5 million due to MSN and SIGMAnet acquisitions, partially offset by a decrease in expenses of $1.2 million due to continued cost management.

Transaction Costs

Transaction costs increased $0.4 million, or 6.6%, from $5.7 million in 2015 to $6.1 million in 2016, primarily due to acquisition-related integration costs.

Depreciation and Amortization

Depreciation and amortization expense increased $4.2 million, or 17.7%, from $23.5 million in 2015 to $27.7 million in 2016, primarily due to $3.2 million in higher amortization expense associated with acquired intangible assets related to its MSN and SIGMAnet acquisitions, offset by a $1.0 million reduction for assets that are fully amortized. Depreciation expense increased $2.0 million as a result of property and equipment acquired related to the MSN and SIGMAnet acquisitions and current year purchases.

Interest Expense and Other, Net

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(dollars in thousands)
Interest expense and other, net	$23,118	$31,437	$8,319	36.0%

Interest expense and other, net increased $8.3 million, or 36.0%, from $23.1 million in 2015 to $31.4 million in 2016. The net increase was primarily due to the refinancing of C1’s debt, which resulted in higher interest expense associated with increased debt balances as a result of borrowings used to pay for the October 2016 cash distribution to stockholders. In addition, interest expense in 2016 included $4.5 million in costs associated with the refinancing of C1’s debt, consisting of $1.8 million in transaction costs, $1.5 million in debt extinguishment losses, and a $1.2 million write-off of unamortized debt issuance costs.

Income Tax Expense

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(dollars in thousands)
Income tax expense	$3,574	$6,716	$3,142	87.9%

Income tax expense increased $3.1 million, from $3.6 million in 2015 to $6.7 million in 2016, primarily due to an increase in the pre-tax income offset by a lower effective tax rate. The effective tax rate decreased from 47.0% in 2015 to 44.6% in 2016, as a result of lower state income taxes as a percentage of taxable income and the effect of an acquisition accounting adjustment, offset partially by an increase in the effect of higher nondeductible expenses and other items.

Liquidity and Capital Resources

As of September 30, 2017, C1 had $7.7 million of cash. C1 believes its cash and cash flows from operations, will be sufficient to support its planned operations for at least the next 12 months. C1 finances its operations and capital expenditures through a combination of internally generated cash from operations and from borrowings under its revolver. C1’s long-term needs primarily include meeting debt service requirements, working capital requirements, and capital expenditures. C1 may also pursue strategic acquisition opportunities that may impact its future cash requirements. There are a number of factors that may negatively impact C1’s available sources of funds in the future including the ability to generate cash from operations and borrow on its debt facilities. The amount of cash generated from operations is dependent upon factors such as the successful execution of C1’s business strategies and general economic conditions. The amount of cash available for borrowings under C1’s various debt facilities is dependent on its ability to maintain sufficient collateral and general financial conditions in the marketplace.

C1 may opportunistically raise debt capital, subject to market and other conditions, to refinance its existing capital structure at a lower cost of capital. Additionally, as part of its growth strategies, C1 may also raise debt capital for strategic alternatives and general corporate purposes. If additional financing is required from outside sources, C1 may not be able to raise it on terms acceptable to it or at all. If C1 is unable to raise additional capital when desired, its business, operating results, and financial condition may be adversely affected.

Indebtedness

In June 2014, C1 entered into a $190 million first lien term loan, an $80 million second lien term loan, and a $25 million undrawn revolver. In May 2015, C1 borrowed an additional $50 million as an incremental facility to partially fund its recent acquisitions. In October 2016, C1 amended the credit agreements governing its first lien term loan, second lien term loan, and revolver to, among other things, permit a $90 million shareholder distribution and increase the maximum borrowing availability of its revolver by $40 million to $65 million. In March 2017, C1 entered into an incremental term loan joinder agreement to increase its first lien term loan commitments in an aggregate amount of $50 million to fund future acquisitions and provide working capital. C1 borrowed $10 million under the new agreement for working capital purposes in March 2017.

In June 2017, C1 paid off the existing first and second lien credit agreements including the revolving line-of-credit commitment in its entirety and entered into a new financing arrangement. C1 entered into a $430 million term loan agreement with a maturity date in June 2024. In July 2017, C1 borrowed an additional

$75 million as an incremental term loan to partially fund its acquisitions, which also matures in June 2024. In October 2017, C1 borrowed an additional $60 million as an incremental term loan, which also matures in June 2024. In addition, in June 2017 C1 entered into a revolving loan agreement that provides a loan facility of $150 million and amended and restated the existing floorplan arrangement to extend credit in the form of floorplan advances, up to $150 million. The revolver agreement matures June 2022.

A portion of the proceeds of the term loan were used to repay the previously existing first and second lien credit agreements and debt issuance costs. Remaining proceeds will be used for working capital needs and general corporate purposes. Please see the section titled “Description of Indebtedness” for further information.

Liquidity

C1 generally funds its short- and long-term liquidity needs through a combination of cash on hand, cash flows generated from operations, and available borrowings under its revolving credit facility. C1’s management regularly monitors certain liquidity measures to monitor performance. C1 believes that the most important of those measures include net debt and available liquidity.

	As of December 31,		As of September 30,
	2015	2016	2017
			(unaudited)
	(in thousands)
Net debt	$311,465	$394,506	$522,242
Available liquidity	30,307	74,632	98,689

Net Debt

C1 defines net debt as total debt less cash. The following table presents C1’s calculation of net debt as of the dates as indicated:

	As of December 31,		As of September 30,
	2015	2016	2017
			(unaudited)
	(in thousands)
Long term debt, net of debt issuance costs and current maturities	$314,508	$388,964	$514,503
Plus unamortized debt issuance costs	9,860	11,850	10,372
Plus current maturities of term debt	2,404	3,324	5,050

Total debt	326,722	404,138	529,925
Less cash	15,307	9,632	7,683

Net debt	$311,465	$394,506	$522,242

Available Liquidity

C1 calculates its available liquidity as a sum of cash from our consolidated balance sheet plus the amount available and unutilized on its revolving credit facilities.

The following table presents C1’s calculation of available liquidity as of the dates as indicated:

	As of December 31,		As of September 30,
	2015	2016	2017
			(unaudited)
	(in thousands)
Cash	$15,307	$9,632	$7,683
Unutilized revolver	15,000	65,000	91,006

Available liquidity	$30,307	$74,632	$98,689

Cash Flows

The following table shows C1’s cash flows for 2015 and 2016 and the nine month periods ended September 30, 2016 and 2017:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$14,470	$22,856	$10,398	$(6,654)
Net cash used in investing activities	(72,523)	(9,025)	(6,358)	(104,794)
Net cash provided by (used in) financing activities	56,298	(19,506)	(11,803)	109,499

Operating Activities

Net cash provided by operating activities consists of net income (loss) adjusted for noncash items, such as: depreciation and amortization of property and equipment and intangible assets, deferred income taxes, stock-based compensation, amortization of debt issuance costs, losses on extinguishments of debt or disposals of property and equipment, and for changes in net working capital assets and liabilities. The cash impact of changes in deferred income taxes primarily relates to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Generally, the most significant factor relates to nondeductible book amortization expense associated with intangible assets. The timing between the conversion of C1’s receivables into cash from its customers and disbursements to its vendors is the primarily driver of changes in C1’s working capital.

Net cash provided by operating activities for 2016 was $22.9 million. This was primarily attributable to net income (loss) before depreciation and amortization of $36.9 million partially offset by several working capital component changes that aggregate to a net $16.2 million use of cash for operating activities. The most significant working capital component changes relate to: (1) an $11.1 million decrease in accounts payable and accrued expenses due to a decrease in the days outstanding as well as changes in the timing of purchases and (2) a $5.5 million increase in accounts receivable driven by increased revenues in 2016 as compared to 2015. A $2.7 million loss on the extinguishment of debt related to C1’s debt refinancing also increased net cash provided by operating activities for 2016.

Net cash provided by operating activities for 2015 was $14.5 million. This was primarily attributable to net income (loss) before depreciation and amortization of $27.9 million partially offset by several working capital component changes that aggregate to a net $12.9 million use of cash for operating activities. The most significant working capital component change relates to a $32.1 million increase in accounts receivable due to significantly higher revenues in 2015 as compared to 2014 and an increase in the days outstanding during 2015. Several other related working capital components changed significantly due to the increase in revenues in 2015, including a $12.9 million increase in accounts payable and accrued expenses due to significantly higher purchasing volume to support the revenue growth, as well as higher accrued compensation due to increased headcount as a result of the three acquisitions during 2015, and a corresponding increase in inventory of $3.7 million. The significant increases in C1’s revenues and related cost of services during 2015 as compared to 2014 was due to both its acquisition growth and its organic growth which resulted in a $10.3 million increase in deferred revenue and a $7.7 million increase in prepaid expenses and deferred customer support contracts.

Net cash used in operating activities for the nine months ended September 30, 2017 was $6.7 million. This was primarily attributable to net income (loss) before depreciation and amortization of $11.0 million partially offset by several working capital component changes that aggregate to a net $30.1 million use of cash for operating activities. The most significant working capital component changes relate to: (1) a $22.0 million decrease in accounts payable and accrued expenses due to a decrease in the days outstanding as well as changes in the timing of purchases and (2) a $5.7 million decrease in accounts receivable due to a cyclical decrease in sales revenue.

Net cash provided by operating activities for the nine months ended September 30, 2016 was $10.4 million. This was primarily attributable to net income (loss) before depreciation and amortization of $27.3 million partially offset by several working capital component changes that aggregate to a net $15.3 million use of cash for operating activities. The most significant working capital component change relates to a $19.9 million decrease in accounts payable and accrued expenses. Several other related working capital components changed significantly due to a cyclical decrease in revenues in 2016, including a $2.5 million decrease in accounts receivable.

Investing Activities

Net cash used in investing activities for 2016 was $9.0 million, primarily due to the purchase of equipment of $9.3 million.

Net cash used in investing activities for 2015 was $72.5 million, primarily due to the acquisition of businesses of $67.0 million and for the purchase of equipment of $5.5 million.

Net cash used in investing activities for the nine months ended September 30, 2017 was $104.8 million, primarily due to business acquisition.

Net cash used in investing activities for the nine months ended September 30, 2016 was $6.4 million, primarily due to purchase of equipment.

Financing Activities

Net cash used in financing activities for 2016 was $19.5 million and was primarily related to a $10.0 million net payment on C1’s revolving credit facility, $2.6 million of principal payments on its first lien term loan, and payment of $5.4 million of costs and charges related to its debt refinancing. An $89.9 million cash distribution to stockholders was paid in 2016, which was funded by proceeds from the October 2016 increase to the first lien term loan.

Net cash provided by financing activities for 2015 was $56.3 million and was primarily related to a $49.8 million increase in C1’s first lien term loan as a result of the $50.0 million of borrowings under its first lien term loan in May 2015 to fund acquisitions, $20.0 million borrowings on the revolver, partially offset by $10.0 million of payments on the revolver and $2.3 million of principal payments on its first lien term loan.

Net cash provided by financing activities for the nine months ended September 30, 2017 was $109.5 million and was primarily related to proceeds, net of discount, from the refinancing of term loans of $510.1 million offset by the repayment of the existing first and second lien term loans of $415.2 million. $26.0 million was also provided by proceeds from the revolving credit agreements, which was partially offset by a $3.4 million payment of extinguishment charges for repayment of the existing loans, a $6.5 million payment of deferred financing costs for the new term loan, a $1.2 million payment of deferred offering costs, and $0.4 million for repurchase of C1’s common stock.

Net cash used in financing activities for the nine months ended September 30, 2016 was $11.8 million, and was primarily due to a net $10.0 million repayment of the revolving credit agreement and a $1.8 million payment on long-term debt.

Contractual Obligations and Commitments

Contractual obligations are cash that C1 is obligated to pay as part of certain contracts that it has entered during the course of business. Below is a table that shows the projected outlays as of December 31, 2016:

		Payments due by Period:
	Total	< 1 Year	1-3 Years	4-5 Years	> 5 Years
	(in thousands)
First lien term loan(1)	$324,138	$3,324	$6,649	$314,165	$—
Interest on first lien term loan(2)	71,357	20,927	41,095	9,335	—
Second lien term loan(1)	80,000	—	—	80,000	—
Interest on second lien term loan(2)	36,156	8,112	16,222	11,822	—
Operating leases(3)	8,624	3,317	4,138	1,125	44

Total	$520,275	$35,680	$68,104	$416,447	$44

(1)	Includes future principal on long-term borrowings through scheduled maturity dates.
(2)	Interest payments for the first lien term loan and second lien term loan were calculated using interest rates as of December 31, 2016. Excluded from these amounts are the amortization of debt issuance and other costs related to indebtedness.
(3)	Includes the minimum lease payments for non-cancelable operating leases used in C1’s operations. Excluded from these amounts are applicable taxes, insurance, and common area maintenance charges which it is obligated to pay per the terms of its lease agreements.

Off-Balance Sheet Arrangements

During 2015 and 2016 and the nine months ended September 30, 2017, C1 did not have any relationships with any entities or financial partnerships, such as structured finance or special purpose entities established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Seasonality

C1’s results are affected by the budget cycles of its client base which generally result in stronger sales in the second half of the year. C1 believes this variability is largely due to its clients’ and technology partners’ fiscal year ends, as well as budgetary and spending patterns of its clients. As a result of C1’s historically higher portion of sales in the second half of each year, its cost of revenue and commission expense increase during such periods relative to any increase in revenue. The increased cost of revenue and commission expense, and other impacts of seasonality, may affect profitability in a given quarter.

Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Risk

Interest rates are highly sensitive to many factors, including U.S. fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond C1’s control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. C1 is exposed to market risk from changes in interest rates on debt, which bears interest at variable rates. C1’s debt has floating interest rates. C1 is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for its floating rate debt. C1’s floating rate debt requires payments based on variable interest rates such as the federal funds rate, prime rate, eurocurrency rate, and LIBOR. Therefore, increases in interest rates may reduce C1’s net income or loss by increasing the cost of debt. As of September 30, 2017, C1 had $530.0 million of total debt subject to variable interest rates. Based on the amount outstanding as of September 30, 2017, if the interest rate on C1’s borrowings were to increase by 50 or 100 basis points over a twelve month period, C1’s annual interest cost on borrowings subject to variable interest rates would increase or decrease by $2.6 million or $5.3 million, respectively.

Critical Accounting Policies and Estimates

C1’s management’s discussion and analysis of financial condition and results of operations is based on its consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing its financial statements, C1 makes estimates, assumptions, and judgments that can have a significant impact on its reported revenue, results of operations, and net income or loss, as well as on the value of certain assets and liabilities on its balance sheet during and as of the reporting periods. These estimates, assumptions, and judgments are necessary because future events and their effects on C1’s results and the value of its assets cannot be determined with certainty, and are made based on its historical experience and on other assumptions that C1 believes to be reasonable under the circumstances. These estimates may change as new events occur or additional information is obtained, and C1 may periodically be faced with uncertainties, the outcomes of which are not within its control and may not be known for a prolonged period of time. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates.

The critical accounting estimates, assumptions, and judgments that C1 believes have the most significant impact on its consolidated financial statements are described below.

Revenue Recognition

Products, installation, and maintenance services are typically sold as a bundled arrangement containing multiple deliverables of new and/or refurbished hardware, software, and professional services associated with installing, maintaining, and managing the business communications systems. Revenue from multiple-element arrangements is allocated to the various elements based on the relative selling price of the elements, and each element is considered a separate accounting unit, with recognition of revenue based on the criteria met for the individual element of the multiple-element arrangement. When available, C1 uses vendor-specific objective evidence (VSOE) to determine the selling price of a unit of accounting. If VSOE does not exist, C1 uses third-party evidence of the selling price for similar products and services. For units of accounting in which there is no VSOE or third-party evidence of selling price, C1 uses the best estimate of selling price using a cost plus margin approach.

Technology Offerings Revenue

Revenue for hardware and software. C1 sells communication products, which consist of hardware and essential software. C1 does not provide post-contract customer support for software or incur software development costs. The software and hardware are necessary to deliver the essential functionality of the communication products. Revenue from the sale of hardware and software products is generally recognized on a gross basis with the sales price to the customer recorded as revenue and the acquisition cost of the product recorded as cost of revenue, net of certain partner funding. Revenue is recognized when the title and risk of loss are passed to the customer, there is persuasive evidence of an arrangement for sale, the sales price is fixed and determinable, and collectability is reasonably assured. Hardware and software items can be delivered to customers in a variety of ways including as physical products shipped from its warehouses, via drop-shipment by the vendor or distributor, or via electronic delivery for software licenses.

C1 maintains an estimate for sales returns and credit losses based on historical experience. C1’s technology partners typically provide warranties to its customers on equipment sold.

Services Revenue

Revenue for Professional Services. C1 recognizes revenue from professional services, which includes the design, configuration, installation, and integration of business communication and data systems, as the services are performed and all obligations have been substantially met.

Revenue for Managed, Cloud, and Maintenance Services. C1 recognizes revenue for managed services, which are for agreements of one year or greater for more than one service offering, on a straight-line basis over the term of the arrangement, which is consistent with the timing of services rendered. C1 incurs external costs associated with professional and managed services, primarily related to purchasing maintenance support contracts with third party manufacturers and software licenses, which are generally prepaid. These costs, associated with maintenance contracts where C1 has an obligation to perform services, are incurred specifically to assist C1 in rendering services to customers and are recorded as deferred customer support contract costs at the time the costs are incurred. The costs are amortized to expense as a cost of revenue—services on a straight-line basis over the period during which C1 fulfills its performance obligation.

C1 considers the principal versus agent accounting guidance to determine if C1 is the primary obligor in the arrangement and if revenue should be recognized gross or net of the associated costs. Applying the principal versus agent accounting guidance is a matter of judgment based on consideration of several factors and indicators.

Revenue from the sale of third-party retail maintenance contracts is recognized net of the related cost of revenue. In third-party retail maintenance contracts, all services are provided by third-party providers and as a result C1 concluded that C1 is acting as an agent and are not considered the primary obligor. As C1 is under no obligation to perform additional services, revenue is recognized at the time of sale.

Revenue from the sale of third-party wholesale maintenance contracts is recognized on a gross basis at the time of sale with the selling price to the client recorded as revenue and the acquisition cost recorded as cost of revenue. Based upon the evaluation of indicators for net and gross reporting, C1 concluded that C1 is acting as a principal in these contracts.

Impairment of Assets

Finite-life intangible assets include customer relationships, trademarks, noncompetition agreements, and internally developed software. These intangible assets are amortized over the estimated period during which the asset is expected to contribute directly or indirectly to future cash flows.

C1 reviews its long-lived assets for impairment whenever events or circumstances exist that indicate the carrying amount of an asset or asset group may not be recoverable. The recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset or asset group to the future undiscounted cash flows expected to be generated by that asset group. If the asset or asset group is considered to be impaired, an impairment loss would be recorded to adjust the carrying amounts to the estimated fair value. Management has determined that no impairment of long-lived assets exists, and accordingly, no adjustments to the carrying amounts of C1’s long-lived assets has been made for the periods presented.

Goodwill

C1 records goodwill when the purchase price of a business acquisition exceeds the fair value of net tangible and identifiable intangible assets acquired in a business acquisition. Goodwill is assessed for impairment annually, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. C1 has determined that C1 operates its business in one operating segment and one reporting unit and have selected October 1 as the date to perform its annual impairment test.

C1 performs either a qualitative or quantitative assessment to determine if the fair value of its reporting unit exceeds the carrying value. The qualitative goodwill impairment assessment requires evaluating factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. As part of its goodwill qualitative assessment process, C1 evaluates various factors that are specific to the reporting unit that include, but are not limited to, macroeconomic conditions, industry and market considerations, and our overall financial performance.

When performing the quantitative assessment to calculate the fair value of a reporting unit, C1 considers both comparative market multiples as well as estimated discounted cash flows for the reporting unit. The significant estimates and assumptions include, but are not limited to, revenue growth rates, operating margins, and future economic and market conditions. The discount rates are based upon the reporting unit’s weighted-average cost of capital. If an impairment is identified, the second step is to measure the impairment loss by comparing the implied fair value of goodwill with the carrying value of the goodwill for the reporting unit.

C1 performed its annual test in 2016 using a qualitative assessment and determined that it was not more likely than not that the fair value of its reporting unit was less than the carrying amount. Therefore, C1 did not complete a quantitative analysis and concluded that there was no goodwill impairment during any of the periods presented. C1 believes the qualitative factors considered in the impairment analysis are reasonable, however, significant changes in any one of its assumptions could produce a different result and result in impairment charges that could be material to its consolidated financial statements.

Stock-based Compensation

C1 measures and recognizes stock-based compensation expense for all stock-based awards made to employees and directors based on the fair value of the awards as of the date they were each granted and the corresponding expense is recognized over the requisite service period of the awards, both for stock options and restricted stock grants. C1 measures and recognizes stock-based compensation expense for all stock-based awards to non-employees based on the fair value of the award, which is re-measured at the end of each reporting period until vested, and the corresponding expense is recognized over the requisite service period.

C1 uses the Black-Scholes option pricing model to determine the fair value of stock-based awards. The model utilizes the value of its common stock as well as assumptions regarding the award’s expected life, risk-free interest rate, expected volatility of the underlying stock, and expected dividends. The specific assumptions C1 uses include the following:

Fair value of its common stock—this has historically been determined by management primarily using periodic valuation studies obtained from a third-party valuation firm. In performing its valuation analysis, the valuation firm uses information provided by management and a number of assumptions based on market and economic conditions.

Expected term—C1 estimates the expected term using the simplified method due to the lack of historical data regarding the expected life of the awards. The simplified method calculates the expected term as the mid-point between the vesting date and the contractual expiration date of the award.

Risk-free interest rate—C1 uses interest rates based on U.S. Treasury yields in effect at the time of grant over the expected term of the award.

Expected volatility—C1 uses the average of the historical volatility of public companies in industries similar to ours.

Dividends—C1 has historically not paid dividends.

C1 uses judgment in evaluating the factors used in the Black-Scholes pricing model. As a result, if factors change, stock-based compensation expense could be significantly different in the future.

Stock-based compensation expense is classified as sales and marketing expense or general and administrative expense consistent with other compensation expense associated with the award recipient. C1 has not capitalized stock-based employee compensation cost or recognized any tax benefits related to these costs.

Partner Funding

C1 receives payments and credits from vendors for various programs, including rebates, volume incentive programs, and shared marketing expense programs. Each program varies in length and has varying conditions or achievement targets that determine the amount of consideration C1 is eligible to receive. C1 estimates and recognize the amount of vendor consideration earned when it is probable and reasonably estimable using the information available or historical data. Changes in estimates of the consideration earned could have a material effect on results of operations and cash flows. C1 recognizes vendor consideration as a reduction of either cost of revenue for rebates and volume incentives or operating expenses for shared marketing expenses or marketing development fund programs based on the nature of the consideration earned.

Business Combinations

C1 accounts for business combinations and acquisitions using the acquisition method. The acquisition method requires that the total purchase price of the acquired entity be allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The assets acquired include the analysis and recognition of intangible assets such as customer relationships, trade names, developed technology, and contractual rights and the liabilities assumed include contractual commitments and contingencies. Any premium paid over the fair value of the net assets and liabilities acquired is recorded as goodwill in connection with a business combination. The results of operations for an acquired entity are included in the consolidated financial statements from the date of acquisition.

Recent Accounting Pronouncements

On January 1, 2016, C1 adopted Accounting Standards Update, or ASU, 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments, which had been issued by the Financial Accounting Standards Board, or FASB, in September 2015. The ASU eliminates the requirement for an acquirer in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on net income (loss) of any amounts they would have recorded in previous periods if the accounting had been completed at the acquisition date. See Note 2 to C1’s consolidated financial statements for discussion of the impacts of this adoption.

On January 1, 2016, C1 adopted ASU 2015-03, Interest—Imputation of Interest (subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which had been issued by the FASB in April 2015. This new standard required that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The impact of this adoption included reclassification of the deferred financing costs (net of amortization) from other assets to a reduction in the associated debt account of $7,614,000 at December 31, 2015.

During 2016, C1 adopted ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which had been issued by the FASB in November 2015. The ASU requires entities to classify deferred tax liabilities and assets as noncurrent in a classified statement of financial position. C1 adopted the provisions of ASU 2015-17 retrospectively in the fourth quarter of 2016. Upon adoption, $1.7 million of deferred tax assets previously classified as a component of current assets in the consolidated balance sheet as of December 31, 2015 have been reclassified as a component of long-term deferred tax liabilities. The adoption of ASU 2015-17 did not have an impact on C1’s results of operations or cash flows.

On December 31, 2016, C1 adopted ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which had been issued by the FASB in August 2014. The ASU sets forth guidance regarding management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and provide related footnote disclosures. This standard defines the term “substantial doubt,” requires management to perform an evaluation every reporting period and provides principles for considering the mitigating effects of management’s plans. The adoption of this guidance did not have any impact on C1’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323): Amendments to SEC Paragraphs Pursuant to Staff Announcements at the September 22, 2016 and November 17, 2016 EITF Meetings. This ASU amends the FASB Accounting Standards Codification (“ASC” or the “Codification”) for SEC staff announcements made at recent Emerging Issues Task Force meetings and is effective immediately. The new guidance is intended to provide clarity in relation to the disclosure of the impact that ASU 2014-09 and ASU 2016-02 will have on C1’s consolidated financial statements when adopted. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of ASU 2014-09 and ASU 2016-02, which are defined below. C1 believes disclosures below regarding the impact of recently issued accounting standards to be adopted in a future period are aligned with the guidance in the ASU.

On January 1, 2017, C1 adopted ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which restricts the valuation of inventory to the lower of cost or net realizable value, which is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation. The adoption of ASU 2015-11 did not have did not have a material impact on C1’s consolidated financial statements.

On January I, 2017, C1 adopted ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which provides areas for simplification in the accounting for share-based payment transactions. Areas included for simplification include, but are not limited to, accounting for income taxes, classification of excess tax benefits on the statement of cash flows, forfeitures and minimum statutory withholding. The adoption of ASU 2016-09 did not have a material impact on C1’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a single, comprehensive model for accounting for revenue from contracts with customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 by one year, making it effective for annual reporting periods beginning after December 15, 2018 and interim periods within that fiscal year, with early adoption permitted.

The FASB has issued the following additional ASUs to amend the guidance in ASU 2014-09, all of which have effective dates concurrent with the effective date of ASU 2014-09:

(1)	In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations within the new revenue recognition standard.

(2)	In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which enhances the guidance around identifying performance obligations in customer contracts within the new revenue recognition standard.

(3)	In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-scope Improvements and Practical Expedients, which provides additional guidance around certain areas of the new revenue recognition standard. These areas include, but are not limited to, assessing the collectability criterion, presentation of sales taxes and accounting for noncash consideration.

(4)	In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which provides additional guidance around narrow areas of the new revenue recognition standard. These areas include, but are not limited to, contract costs and modifications and remaining performance obligations.

C1 does not intend to early adopt the new revenue recognition guidance and therefore all of the ASUs noted above will be effective for C1 for the year ending December 31, 2019. C1 expects to begin evaluating the effect of the revenue recognition ASUs during the second quarter of 2018. The evaluation will include selecting a transition method for these revenue recognition ASUs and determining the effect that the updated standards will have on C1’s historical and future consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which changes the accounting for leases in order to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The standard has an effective date for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. C1 does not currently intend to early adopt the new leasing guidance and therefore ASU 2016-02 will be effective for C1 the year ending December 31, 2020. C1 has not yet begun to evaluate the effect of the new guidance on C1’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Receipts and Cash Payments, to address diversity in practice regarding the presentation of eight specific cash flow situations. These situations include, but are not limited to, debt prepayment and debt extinguishment costs and contingent consideration payments made after a business combination. The standard has an effective date for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, with early adoption permitted. C1 is currently evaluating the impact that the standard will have on C1’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, to clarify the definition of a business and add guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The standard has an effective date for annual periods beginning after December 15, 2018, and interim periods within those annual periods, with early adoption permitted. C1 is currently evaluating the impact that the standard will have on C1’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The guidance in this ASU requires an entity to perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; not to exceed the carrying amount of goodwill allocated to that reporting unit. The standard is effective for annual and interim goodwill impairment tests conducted in fiscal years beginning after December 15, 2021, with early adoption permitted after January 1, 2017. The new guidance should be applied prospectively. C1 is currently evaluating the impact that the standard will have on its consolidated financial statements and expects to early adopt ASU 2017-04 in 2017.

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting, which clarifies that modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) change as a result of the changes in terms or conditions. ASU 2017-09 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods, with early adoption permitted. The amendments in this standard should be applied prospectively to an award modified on or after the adoption date. C1 is currently evaluating the impact that the standard will have on the consolidated financial statements, but does not believe this update will have a significant impact.

DESCRIPTION OF SECURITIES OF FORUM

The following summary of the material terms of the Forum’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the proposed Amended Charter in its entirety for a complete description of the rights and preferences of Forum’s securities following the Business Combination. The proposed Amended Charter is described in “The Post-Merger Charter Amendment Proposal,” and the full text of the proposed Amended Charter is attached as Annex C to this proxy statement/prospectus.

General

Pursuant to its amended and restated certificate of incorporation, we are authorized to issue 40,000,000 shares of Class A Common Stock, 5,000,000 shares of Class F Common Stock and 1,000,000 shares of preferred stock, par value $0.0001. As of the date of this proxy statement/prospectus, 18,045,000 shares of Class A Common Stock and 4,312,500 shares of Class F Common Stock are outstanding. No shares of preferred stock are currently outstanding. The following description summarizes the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you.

Units

Each unit consists of one share of Class A Common Stock, one Right and one-half of one Warrant. Each Right entities the holder thereof to receive one-tenth (1/10) of one share of Common Stock on the consummation of an initial business combination. Each whole Warrant entitles the holder to purchase one share of Class A Common Stock. Pursuant to the warrant agreement, a warrantholder may exercise his, her or its Warrants only for a whole number of shares of Common Stock. This means that only a whole Warrant may be exercised at any given time by a warrantholder. No fractional Warrants will be issued upon separation of the units and only whole Warrants will trade. Accordingly, unless you purchase at least two Units, you will not be able to receive or trade a whole Warrant.

The shares of Class A Common Stock, Rights and Warrants began trading separately on May 2, 2017.

Common Stock

Our stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve our initial business combination, the Sponsor, as well as all of our officers and directors, have agreed to vote their respective shares of Common Stock owned by them (including any shares purchased in the Forum IPO or the open market) and the shares of Class A Common Stock underlying the Placement Units in favor of the proposed business combination.

We will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 upon such consummation and, solely if a vote is held to approve a business combination, a majority of the outstanding shares of Common Stock voted are voted in favor of the business combination.

Our board of directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Pursuant to our amended and restated certificate of incorporation, if we do not consummate an initial business combination by April 12, 2019, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. If we are forced to liquidate prior to an initial business combination, our public stockholders are entitled to share ratably in the Trust Account, based on the amount then held in the Trust Account, and any assets remaining available for distribution to them. Our Sponsor and our officers and directors have agreed to waive their rights to participate in any liquidation distribution occurring upon our failure to consummate an initial business combination with respect to the Class F Common Stock. Our sponsor, officers and directors will therefore not participate in any liquidation distribution with respect to such shares. They will, however, participate in any liquidation distribution with respect to any shares of Class A Common Stock acquired in connection with or following the Forum IPO but not with respect to any shares of Class A Common Stock underlying the Placement Units.

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of Common Stock, except that public stockholders have the right to sell their shares to us in a tender offer or have their shares of Class A Common Stock converted to cash equal to their pro rata share of the Trust Account if they vote on a business combination, including the Business Combination and such business combination is completed. Public stockholders who sell or convert their stock into their share of the Trust Account still have the right to convert the Rights and exercise the Warrants that they received as part of the Units.

Founders Shares

The holders of the Founders Shares have agreed (i) that the Founders Shares are subject to certain transfer restrictions, as described in more detail below and (ii) (A) to waive their redemption rights with respect to the Founders Shares and Public Shares in connection with the completion of our business combination, including the Business Combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to the Founders Shares, the shares of Class A Common Stock underlying the Placement Units, the Placement Rights and the Placement Warrants if we fail to complete our business combination by April 12, 2019, although the Sponsor, as our initial stockholder (or any of our executive officers, directors or affiliates) will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares acquired if we fail to complete our initial business combination before April 12, 2019. The Founders Shares are automatically convertible into shares of Class A Common Stock at the time of our initial business combination, including the Business Combination, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described herein. If we submit our business combination to our public stockholders for a vote, our initial stockholder has agreed to vote its Founders Shares, the shares of Class A Common Stock underlying its Placement Units and any Public Shares purchased during or after the Forum IPO in favor of our initial business combination, concluding the Business Combination, and our executive officers and directors have also agreed to vote any Public Shares purchased during or after the Forum IPO in favor of our initial business combination, including the Business Combination.

The shares of Class F Common Stock will automatically convert into shares of Class A Common Stock at the time of our initial business combination on a one-for-one basis, subject to adjustment as provided herein. In the case that additional shares of Class A Common Stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Forum IPO and related to the closing of a business combination, including the Business Combination, the ratio at which shares of Class F Common Stock shall convert into shares of Class A Common Stock will be adjusted so that the number of shares of Class A Common Stock issuable upon conversion of all shares of Class F Common Stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of Common Stock outstanding upon completion of the business combination (not including the shares of Class A Common Stock underlying the Placement Units or the Representative Shares) plus all shares of Class A Common Stock and equity-linked securities issued or deemed issued in connection with the business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the business combination or pursuant to Units (and their underlying securities) issued to our Sponsor upon conversion of working capital loans, after taking into account any shares of Class A Common Stock redeemed in connection with the business combination. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for shares of Class A Common Stock issued in a financing transaction in connection with our initial business combination, including but not limited to a private placement of equity or debt.

Subject to certain limited exceptions, 50% of their Founders Shares will not be transferred, assigned or sold until the earlier of (i) one year after the date of the consummation of our initial business combination or (ii) the date on which the closing price of our Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period and the remaining 50% of the Founders Shares will not be transferred, assigned or sold until one year after the date of the consummation of our initial business combination.

Preferred Stock

There are no shares of preferred stock outstanding. Our amended and restated certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. No shares of preferred stock are being issued or registered in this offering. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. However, the underwriting agreement for the Forum IPO prohibits us, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the Trust Account, or which votes as a class with the Common Stock on a business combination. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Rights

Each holder of a Right will receive one-tenth (1/10) of one share of Common Stock upon consummation of our initial business combination, even if the holder of such Right redeemed all shares of Common Stock held by it in connection with the initial business combination. No additional consideration will be required to be paid by a holder of Rights in order to receive its additional shares upon consummation of an initial business combination, as the consideration related thereto has been included in the unit purchase price paid for by investors in the Forum IPO. If we enter into a definitive agreement for a business combination in which we will not be the surviving entity, the definitive agreement will provide for the holders of Rights to receive the same per share consideration the holders of the Common Stock will receive in the transaction on an as-converted into Common Stock basis, and each holder of a Right will be required to affirmatively convert its Rights in order to receive the 1/10 share underlying each Right (without paying any additional consideration) upon consummation of the business combination. More specifically, the right holder will be required to indicate its election to convert the Rights into underlying shares as well as to return the original Rights certificates to us.

If we are unable to complete an initial business combination within the required time period and we liquidate the funds held in the Trust Account, holders of Rights will not receive any such funds with respect to their Rights, nor will they receive any distribution from our assets held outside of the Trust Account with respect to such Rights, and the Rights will expire worthless.

As soon as practicable upon the consummation of our initial business combination, we will direct registered holders of the Rights to return their Rights to our Rights agent. Upon receipt of the Rights, the Rights agent will issue to the registered holder of such Rights the number of full shares of Common Stock to which it is entitled. We will notify registered holders of the Rights to deliver their Rights to the Rights agent promptly upon consummation of such business combination and have been informed by the Rights agent that the process of exchanging their Rights for shares of Common Stock should take no more than a matter of days. The foregoing exchange of Rights is solely ministerial in nature and is not intended to provide us with any means of avoiding our obligation to issue the shares underlying the Rights upon consummation of our initial business combination. Other than confirming that the Rights delivered by a registered holder are valid, we will have no ability to avoid delivery of the shares underlying the Rights. Nevertheless, there are no contractual penalties for failure to deliver securities to the holders of the Rights upon consummation of an initial business combination. Additionally, in no event will we be required to net cash settle the rights. Accordingly, the Rights may expire worthless.

The shares issuable upon exchange of the Rights will be freely tradable (except to the extent held by affiliates of ours). We will not issue fractional shares upon exchange of the rights. If, upon exchange of the rights, a holder would be entitled to receive a fractional interest in a share, we will, upon exchange, either round up to the nearest whole number the number of shares to be issued to the Rightholder or otherwise comply with Section 155 of the Delaware General Corporation Law (which provides that Delaware companies shall either (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined or (3) issue scrip or warrants in registered form (either represented by a certificate or uncertificated) or in bearer form (represented by a certificate) which shall entitle the holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share). We will make the determination of how we are treating fractional shares at the time of our initial business combination and will include such determination in the proxy materials we will send to stockholders for their consideration of such initial business combination.

Warrants

There are 8,936,250 Warrants outstanding. Each whole Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the completion of an initial business combination, including the Business Combination or April 12, 2018. Pursuant to the Warrant agreement, a Warrantholder may exercise his, her or its Warrants only for a whole number of shares of Common Stock. This means that only a whole Warrant may be exercised at any given time by a Warrantholder. No fractional Warrants will be issued upon separation of the Units and only whole Warrants will trade. Accordingly, unless you purchase at least two Units, you will not be able to receive or trade a whole Warrant. No Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of Class A Common Stock issuable upon exercise of the Warrants and a current prospectus relating to such shares of Class A Common Stock. Notwithstanding the foregoing, if a registration statement covering the shares of Class A Common Stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of our initial business combination, Warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of Class A Common Stock for the 5 trading days ending on the trading day prior to the date of exercise. The Warrants will expire on the fifth anniversary of our completion of an initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Placement Warrants underlying the Placement Units, as well as any Warrants underlying the Units we issue to our Sponsor, officers, directors or their affiliates in payment of working capital loans made to us, will be identical to the Warrants underlying the Units being offered in the Forum IPO except that such Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by our Sponsor or their affiliates. The Placement Units and their underlying securities may not be sold or transferred until 30 days after we have completed a business combination.

We may call the Warrants for redemption (excluding the Placement Warrants and any Warrants underlying Units issued to our Sponsor, officers or directors in payment of working capital loans made to us but including any outstanding Warrants issued upon exercise of the UPO issued to EBC and/or its designees), in whole and not in part, at a price of $0.01 per Warrant,

•	at any time during the exercise period,

•	upon not less than 30 days’ prior written notice of redemption to each Warrant holder,

•	if, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to Warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of Class A Common Stock underlying such Warrants.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

The redemption criteria for our Warrants have been established at a price which is intended to provide Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.

If we call the Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the shares of Class A Common Stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

The Warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least 50% of the then outstanding Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of Class A Common Stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of shares of Class A Common Stock at a price below their respective exercise prices.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The Warrant holders do not have the rights or privileges of holders of shares of Class A Common Stock and any voting rights until they exercise their Warrants and receive shares of Class A Common Stock. After the issuance of shares of Class A Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Under the terms of the warrant agreement, we have agreed to use our best efforts to have declared effective a prospectus relating to the shares of Class A Common Stock issuable upon exercise of the Warrants and keep such prospectus current until the expiration of the Warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the shares of Class A Common Stock issuable upon exercise of the Warrants, holders will be unable to exercise their Warrants for cash and we will not be required to net cash settle or cash settle the Warrant exercise.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing Warrant holder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of Common Stock outstanding.

No fractional shares will be issued upon exercise of the Warrants. If, by reason of any adjustment made pursuant to the warrant agreement, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of Class A Common Stock to be issued to the Warrant holder.

Representative Shares

We issued to EBC (and/or its designees) 172,500 shares in connection with the Forum IPO. EBC (and/or its designees) has agreed not to transfer, assign or sell any such shares without our prior consent until the completion of our initial business combination. In addition, EBC (and/or its designees) has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of our initial business combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete our initial business combination by April 12, 2019.

Purchase Option

We have sold to EBC (and/or its designees), for $100, a UPO to purchase up to a total of 1,125,000 units exercisable at $10.00 per unit in connection with the Forum IPO. Since the option is not exercisable until the earliest of the closing of our initial business combination and the Rights will entitle the holders to receive one-tenth of a share at that time, the option will effectively represent the Right to purchase up to 1,237,500 shares of Class A Common Stock (which includes the 112,500 shares which will be issued for the Rights included in the Units) and 562,500 Warrants to purchase 562,500 shares of Class A Common Stock at $11.50 per share for an aggregate maximum amount of $6,468,750.

The UPO may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of April 6, 2018 (the first anniversary of the effective date of the registration statement filed in connection with the Forum IPO) and the closing of our initial business combination, including the Business Combination and terminating on April 6, 2022 (the fifth anniversary of the effective date of the registration statement filed in connection with the Forum IPO). Notwithstanding anything to the contrary, neither the UPO nor the Rights or Warrants underlying the UPO are exercisable after April 6, 2022. The UPO grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from April 6, 2017 (the effective date of the registration statement filed in connection with the Forum IPO) with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the UPO. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions, which will be paid for by the holders themselves. The exercise price and number of Units issuable upon exercise of the UPO may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the UPO will not be adjusted for issuances of Common Stock at a price below its exercise price. We will have no obligation to net cash settle the exercise of the UPO or the Rights or Warrants underlying the UPO. The holder of the UPO will not be entitled to exercise the UPO or the Rights or Warrants underlying the UPO unless a registration statement covering the securities underlying the UPO is effective or an exemption from registration is available. If the holder is unable to exercise the UPO or underlying Rights or Warrants, the UPO, Rights or Warrants, as applicable, will expire worthless.

Dividends

We have not paid any cash dividends on our shares of Common Stock to date and do not intend to pay cash dividends prior to the completion of our initial business combination. While the Combined Entity intends to pay quarterly cash dividends following the consummation of the Business Combination, such dividends will be dependent upon compliance with debt covenants, the Combined Entity’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any dividends subsequent to our initial business combination, including the Business Combination, will be within the discretion of our then board of directors.

Placement Units

The Placement Units (including the Placement Warrants or Common Stock issuable underlying the Placement Rights or upon exercise of the Placement Warrants) will not be transferable, assignable or salable until after the completion of our initial business combination, including the Business Combination (except, among other limited exceptions as described under “Beneficial Ownership of Securities,” to our officers and directors and other persons or entities affiliated with our Sponsor) and they will not be redeemable by us so long as they are held by members of our Sponsor or their permitted transferees. Otherwise, the Placement Units have terms and provisions that are identical the Units sold in the Forum IPO except the Warrants included in the Placement Units will be non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchasers or their permitted transferees. If the Placement Warrants are held by holders other than the holders who purchased Placement Units or their permitted transferees, the Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Warrants included in the Units sold in the Forum IPO. The price of the Placement Units was determined in negotiations between our Sponsor and EBC, the underwriter for the Forum IPO, with reference to the prices paid by initial stockholders for such Rights and Warrants in special purpose acquisition companies, which recently consummated their initial public offerings prior to the IPO.

Our Transfer Agent, Rights Agent and Warrant Agent

The transfer agent for our securities, rights agent for our Rights and warrant agent for our Warrants is Continental Stock Transfer & Trust Company, One State Street Plaza, 30th Floor, New York, New York 10004.

Listing of our Securities

Our Units, Class A Common Stock, Rights and Warrants are listed on Nasdaq under the symbols “FMCIU,” “FMCI,” “FMCIR” and “FMCIW,” respectively.

Amended and Restated Certificate of Incorporation

The Charter contains certain requirements and restrictions that will apply to us until the completion of our initial business combination. These provisions cannot be amended without the approval of the majority of holders of our Common Stock. Our Sponsor, who will collectively beneficially own 20% of Forum Common Stock will participate in any vote to amend Forum’s amended and restated certificate of incorporation and will have the discretion to vote in any manner they choose. Specifically, Forum’s amended and restated certificate of incorporation provides, among other things, that:

•	if we are unable to complete our initial business combination within 24 months from the closing of the Forum IPO, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law;

•	prior to our initial business combination, we may not issue additional shares of capital stock that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote on any initial business combination;

•	although we do not intend to enter into a business combination with a target business that is affiliated with our Sponsor, directors or officers, we are not prohibited from doing so, provided that a majority of our disinterested directors approve such business combination. In the event we enter into such a transaction, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions on the type of target business we are seeking to acquire that such a business combination is fair to Forum from a financial point of view;

•	if a stockholder vote on our initial business combination is not required by law and we do not decide to hold a stockholder vote for business or other legal reasons, we will offer to redeem our Public Shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act;

•	our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of our assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial business combination; and

•	if our stockholders approve an amendment to our amended and restated certificate of incorporation that would affect the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete our business combination within 24 months from the closing of the Forum IPO, we will provide our public stockholders with the opportunity to redeem all or a portion of their shares of Class A Common Stock upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares.

In addition, our amended and restated certificate of incorporation provides that under no circumstances will we redeem our Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon consummation of our initial business combination.

Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and By-Laws

Staggered Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is classified into two classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings. Furthermore, because our board is classified, directors may be removed only with cause by a majority of our outstanding shares.

Special Meeting of Stockholders

Our bylaws provide that Special Meetings of our stockholders may be called only by a majority vote of our board of directors, by our Chief Executive Officer or by our Chairman.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued Common Stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits our company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

Our bylaws also will permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We will purchase a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Securities Eligible for Future Sale

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our Common Stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our Class A Common Stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of Class A Common Stock then outstanding; or

•	the average weekly reported trading volume of the Class A Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•	the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As of the Record Date, we had                      shares of Class A Common Stock outstanding. Of these shares, the 17,250,000 shares sold in the Forum IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the 4,312,500 Founders Shares owned by our Sponsor and 622,500 shares sold as part of the Placement Units in a private placement consummated simultaneously with the Forum IPO (including Units issued in connection with the underwriters’ exercise of their over-allotment option) are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

As of the date of this proxy statement/prospectus, there are 8,936,250 Warrants outstanding, consisting of 8,625,000 Public Warrants originally sold as part of Units in the Forum IPO and 311,250 Placement Warrants sold as part of the Placement Units in the private placement consummated simultaneously with the Forum IPO. Each whole Warrant is exercisable for one share of Class A Common Stock, in accordance with the terms of the warrant agreement governing the warrants. 8,625,000 of these Warrants are Public Warrants and are freely tradable.

Registration Rights

The holders of our Founders Shares, as well as the holders of the Placement Units (and their underlying securities), any Units our Sponsor, officers, directors or their affiliates may be issued in payment of working capital loans made to us (and all underlying securities), and any of the 172,500 shares of Class A Common Stock we have issued to EBC (and/or its designees) upon the consummation of the Forum IPO, are entitled to registration rights. The holders of a majority of these securities are entitled to make up to three demands that we register such securities. Notwithstanding anything herein to the contrary, EBC and/or its designees may only make a demand registration (i) on one occasion and (ii) during the five year period beginning on April 6, 2017, the effective date of the registration statement filed with the SEC for the Forum IPO. The holders of the majority of the Founders Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of Common Stock are to be released from escrow. The holders of a majority of the Placement Units or Units issued to our Sponsor, officers, directors or their affiliates in payment of working capital loans made to us (in each case, including the underlying securities) can elect to exercise these registration rights at any time after we consummate a business combination, including the Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. Notwithstanding anything herein to the contrary, EBC and/or its designees may participate in a “piggy-back” registration during the seven year period beginning on the effective date of the registration statement filed with the SEC for the Forum IPO. We will bear the expenses incurred in connection with the filing of any such registration statements.

DESCRIPTION OF SECURITIES AFTER THE BUSINESS COMBINATION

Authorized and Outstanding Stock

The proposed Amended Charter authorizes the issuance of 1,010,000,000 shares, consisting of 1,000,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value. As of the Record Date, there were                          shares of Forum Common Stock outstanding, of which are Class A Common Stock and 4,312,500 are Class F Common Stock. No shares of preferred stock are currently outstanding.

Common Stock

The proposed Amended Charter, which Forum will adopt if the Post-Merger Charter Amendment Proposal is approved, provides that the Class A Common Stock will have identical rights, powers, preferences and privileges.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A Common Stock possess all voting power for the election of the Combined Entity’s directors and all other matters requiring stockholder action. Holders of Class A Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of Class A Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by the Combined Entity’s board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of the Combined Entity’s voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the Class A Common Stock will be entitled to receive an equal amount per share of all of the Combined Entity’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

There are no sinking fund provisions applicable to the Class A Common Stock.

Warrants

There are 8,936,250 Warrants outstanding. Each whole Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the completion of an initial business combination, including the Business Combination or April 12, 2018. Pursuant to the Warrant agreement, a Warrantholder may exercise his, her or its Warrants only for a whole number of shares of common stock. This means that only a whole Warrant may be exercised at any given time by a Warrantholder. No fractional Warrants will be issued upon separation of the Units and only whole Warrants will trade. Accordingly, unless you purchase at least two Units, you will not be able to receive or trade a whole Warrant. No Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of Class A Common Stock issuable upon exercise of the Warrants and a current prospectus relating to such shares of Class A Common Stock. Notwithstanding the foregoing, if a registration statement covering the shares of Class A Common Stock issuable upon exercise of the Public Warrants is not effective within ninety days following the consummation of our initial business combination, Warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of Class A Common Stock for the 5 trading days ending on the trading day prior to the date of exercise. The Warrants will expire on the fifth anniversary of our completion of an initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Placement Warrants underlying the Placement Units, as well as any Warrants underlying the Units we issue to our Sponsor, officers, directors or their affiliates in payment of working capital loans made to us, will be identical to the Warrants underlying the Units being offered in the Forum IPO except that such Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by our Sponsor or their affiliates. The Placement Units and their underlying securities may not be sold or transferred until 30 days after we have completed a business combination.

We may call the Warrants for redemption (excluding the Placement Warrants and any Warrants underlying Units issued to our Sponsor, officers or directors in payment of working capital loans made to us but including any outstanding Warrants issued upon exercise of the UPO issued to EBC and/or its designees), in whole and not in part, at a price of $0.01 per Warrant,

•	at any time during the exercise period,

•	upon not less than 30 days’ prior written notice of redemption to each Warrant holder,

•	if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to Warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of Class A Common Stock underlying such Warrants.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

The redemption criteria for our Warrants have been established at a price which is intended to provide Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.

If we call the Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the shares of Class A Common Stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

The Warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least 50% of the then outstanding Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of Class A Common Stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of shares of Class A Common Stock at a price below their respective exercise prices.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The Warrant holders do not have the rights or privileges of holders of shares of Class A Common Stock and any voting rights until they exercise their Warrants and receive shares of Class A Common Stock. After the issuance of shares of Class A Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Under the terms of the warrant agreement, we have agreed to use our best efforts to have declared effective a prospectus relating to the shares of Class A Common Stock issuable upon exercise of the Warrants and keep such prospectus current until the expiration of the Warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the shares of Class A Common Stock issuable upon exercise of the Warrants, holders will be unable to exercise their Warrants for cash and we will not be required to net cash settle or cash settle the Warrant exercise.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing Warrant holder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of common stock outstanding.

No fractional shares will be issued upon exercise of the Warrants. If, by reason of any adjustment made pursuant to the warrant agreement, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of Class A Common Stock to be issued to the Warrant holder.

Purchase Option

In connection with the Forum IPO, Forum sold to EBC (and/or its designees), for $100, a UPO to purchase up to a total of 1,125,000 Units exercisable at $10.00 per Unit. Since the option is not exercisable until the earliest on the closing of an initial business combination and the Rights will entitle the holders to receive one-tenth of a share at that time, the option will effectively represent the Right to purchase up to 1,237,500 shares of Class A Common Stock (which includes the 112,500 shares which will be issued for the Rights included in the Units) and 562,500 Warrants to purchase 562,500 shares of Class A Common Stock at $11.50 per share for an aggregate maximum amount of $6,468,750.

The UPO may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of April 6, 2018 (the first anniversary of the effective date of the registration statement filed in connection with the Forum IPO) and the closing of an initial business combination, including the Business Combination and terminating on April 6, 2022 (the fifth anniversary of the effective date of the registration statement filed in connection with the Forum IPO). Notwithstanding anything to the contrary, neither the UPO nor the Rights or Warrants underlying the UPO are exercisable after April 6, 2022. The UPO grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from April 6, 2017 (the effective date of the registration statement filed in connection with the Forum IPO) with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the UPO. The Combined Entity will bear all fees and expenses attendant to registering the securities, other than underwriting commissions, which will be paid for by the holders themselves. The exercise price and number of Units issuable upon exercise of the UPO may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the UPO will not be adjusted for issuances of common stock at a price below its exercise price. The Combined Entity will have no obligation to net cash settle the exercise of the UPO or the Rights or Warrants underlying the UPO. The holder of the UPO will not be entitled to exercise the UPO or the Rights or Warrants underlying the UPO unless a registration statement covering the securities underlying the UPO is effective or an exemption from registration is available. If the holder is unable to exercise the UPO or underlying Rights or Warrants, the UPO, Rights or Warrants, as applicable, will expire worthless.

Registration Rights

Following the Business Combination, certain C1 Equityholders and the Sponsor will hold registration rights with respect to shares of Common Stock issued as merger consideration under the Merger Agreement, including any Earnout Stock Payments, as well as shares of Common Stock held by the Sponsor or issuable upon the exercise of warrants by the Sponsor. Stockholders holding a majority-in-interest of such registrable securities will be entitled to make a written demand for registration under the Securities Act of all or part of their registrable securities. Subject to certain exceptions, such stockholders will also have certain “piggy-back” registration rights with respect to registration statements filed by the Combined Entity, as well additional rights to provide for registration of registrable securities on Form S-3 and any similar short-form registration statement that may be available at such time.

In addition, EBC will have certain demand registration rights; provided, however, that, EBC and/or its designees may only make a demand registration (i) on one occasion and (ii) during the five year period beginning on April 6, 2017, the effective date of the registration statement filed with the SEC for the Forum IPO. EBC will also have certain “piggy-back” registration rights; provided, however, that EBC and/or its designees may only participate in a “piggy-back” registration during the seven year period beginning on the effective date of the registration statement filed with the SEC for the Forum IPO.

The Combined Entity will bear the expenses incurred in connection with the filing of any such registration statements described above.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Among other things, the Amended Charter and amended and restated bylaws will:

•	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed with or without cause, by the holders of at least a majority of our then-outstanding shares of capital stock entitled to vote generally at an election of directors for so long as a fund managed by Clearlake Capital Group, L.P., which, together with its affiliates and related persons, we refer to as Clearlake, holds at least a majority of our then-outstanding shares of capital stock entitled to vote generally at an election of directors, or otherwise with cause by the holders of at least 66 2/3% of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that any action to be taken by our stockholders may be taken by written consent or electronic transmission pursuant to Section 228 of the Delaware General Corporation Law, so long as Clearlake holds a majority of our then-outstanding capital stock entitled to vote generally at an election of directors;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•	provide that Special Meetings of our stockholders may be called by the chairperson of our board of directors, our chief executive officer, by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors or, for so long as Clearlake holds a majority of our then-outstanding capital stock entitled to vote generally at an election of directors, one or more stockholders that in the aggregate represent a majority of the total votes entitled to be cast at the meeting;

•	provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal as possible, and with the directors serving three-year terms (see the section titled “Management After the Business Combination”), therefore making it more difficult for stockholders to change the composition of our board of directors; and

•	not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

For so long as Clearlake holds at least a majority of our then-outstanding capital stock entitled to vote generally at an election of directors, the amendment of any of these provisions would require approval of the holders of at least a majority of all of our then-outstanding capital stock entitled to vote generally in the election of directors; otherwise, the amendment of any of these provisions would require approval by the holders of at least 66 2/3% of all of our then-outstanding capital stock entitled to vote generally in the election of directors.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.

Delaware Anti-Takeover Law

We will opt out of Section 203 of the Delaware General Corporation Law. However, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of our voting stock outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the consummation of the transaction, the business combination is approved by our board of directors and authorized at an annual or Special Meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with its affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of our outstanding voting stock. These provisions may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that Clearlake and its affiliates and any of their direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Choice of Forum

The Combined Entity’s amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law; (iv) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

COMPARISON OF STOCKHOLDER RIGHTS

Both Forum and C1 are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the Delaware General Corporation Law, or the DGCL. If the merger is completed, C1 stockholders will become stockholders of Forum, and their rights will be governed by the DGCL, the certificate of incorporation and bylaws of Forum and, assuming Forum the Post-Merger Charter Amendment Proposal is approved by the Forum stockholders at the Forum special meeting, the amendments to the certificate of incorporation of Forum attached to this proxy statement/prospectus/information statement as Annex C respectively.

The table below summarizes the material differences between the current rights of C1 stockholders under the C1 certificate of incorporation and bylaws and the rights of Forum stockholders, post-merger, under the Forum certificate of incorporation and bylaws, each as amended, as applicable, and as in effect immediately following the merger.

While Forum and C1 believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the merger and the rights of Forum stockholders following the merger, these summary tables may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being a stockholder of Forum or C1 before the merger and being a stockholder of Forum after the merger. Forum has filed copies of its current certificate of incorporation and bylaws as Exhibits 3.1 and 3.2 to the registration statement of which this proxy statement/prospectus/information statement forms a part and will send copies of the documents referred to in this proxy statement/prospectus/information statement to you upon your request. C1 will also send copies of its organizational documents referred to in this proxy statement/prospectus/information statement to you upon your request. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Current C1 Rights Versus Forum Rights Post-Merger

Provision	C1 (Pre-Merger)	Forum (Post-Merger)
Elections; Voting; Procedural Matters

Authorized Capital Stock	The certificate of incorporation of C1 authorizes the issuance of up to 122,000,000 shares of common stock, par value $0.0001 per share, consisting of (i) up to 106,000,000 shares of Class A Common Stock, $0.0001 par value per share, and (ii) up to 16,000,000 shares of Class B Common Stock, $0.0001 par value per share.

The certificate of incorporation of Forum, authorizes the issuance of up to 1,010,000,000 shares of capital stock, of which (a) up to 1,000,000,000 shares are Common Stock, par value $0.0001 per share, and (b) up to 10,000,000 shares are preferred stock, par value $0.0001 per share.

There are not, nor will there be immediately following the closing of the Business Combination, any shares of preferred stock of Forum issued or outstanding.

Appointment of Directors	The certificate of incorporation of C1 provides that the holders of a majority of Class A Common Stock, voting as a single class, are entitled to elect all members of the board of directors.	Neither the certificate of incorporation nor the bylaws of Forum entitled a class of stock to elect one or more directors.

Provision	C1 (Pre-Merger)	Forum (Post-Merger)

Removal of Directors	C1’s certificate of incorporation provides that the holders of a majority of Class A Common Stock are entitled to remove from office the directors. Any director may be removed without cause only by the vote of the holders of stock entitled to elect such director.	Forum’s certificate of incorporation provides that (i) for so long as Clearlake holds at least a majority of Forum’s then-outstanding shares of capital stock entitled to vote generally at an election of directors, Clearlake will be able to remove any director, with or without cause, and (ii) otherwise directors may be removed with cause by the holders of at least 66 2/3% of all of the then-outstanding shares of the capital stock entitled to vote generally at an election of directors.

Special Meeting of the Stockholders	The bylaws of C1 provide that special meetings of stockholders may be called at any time by the chairperson of the board of directors, the chief executive officer, the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, or the holders of shares of C1 that are entitled to cast not less than 15% of the total number of votes entitled to be cast at such meeting.	The bylaws of Forum provide that special meetings of the stockholders may be called by the chairperson of the board of directors, the chief executive officer, the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors or, for so long as Clearlake holds a majority of the then-outstanding capital stock entitled to vote generally at an election of directors, one or more stockholders that in the aggregate represent a majority of the total votes entitled to be cast at the meeting.

Vacancies	The certificate of incorporation of C1 provides that any vacancy on the board of directors may be filled by a majority of the directors then in office; provided, that where the vacancy occurs among the directors elected by the holders of a class of stock, the holders of such class of stock may override the board of director’s action to fill such vacancy.	The certificate of incorporation of Forum provides that all vacancies, including newly created directorships, may, except as otherwise required by law or approved by the board of directors, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

Voting Agreement

The Stockholders Agreement dated June 17, 2014, or the Stockholders Agreement, provides that the stockholders of C1 agree to vote all of their shares of C1 capital stock in favor of the directors designated by Clearlake Capital Partners III (Master), L.P., or Clearlake and not vote such shares to elect any other director.

Pursuant to the certificate of incorporation of C1, each holder of shares of Class A Common Stock shall

Provision	C1 (Pre-Merger)	Forum (Post-Merger)

be entitled to one vote for each share of Class A Common Stock, and holders of Class B Common Stock shall have no right to vote their shares of Class B Common Stock except as required by law.

The Stockholders Agreement will be terminated upon the consummation of the merger.

Drag Along

Under the Stockholders Agreement, if the board of directors approves a sale of all or substantially all of the company’s assets or a merger or consolidation that results in a change of control, each stockholder party to the Stockholders Agreement is required to vote in favor of, and otherwise facilitate, such transaction or sell their shares, as applicable.

The drag along rights in the Stockholders’ Agreement will be terminated upon the consummation of the merger.

Registration Rights

The Stockholders Agreement provides that holders of its Class A Common Stock have certain registration rights, including the right to (i) demand that C1 file a registration statement, so called “demand” registration rights any time after 180 days after the effective date of the first registration statement for a firm commitment underwritten public offering of the Class A Common Stock, (ii) request that their shares be covered by a registration statement that C1 is otherwise filing (other than an initial public offering), so-called “piggyback” registration rights, or (iii) demand that C1 effect a registration on Form S-3.

The registration rights in the Stockholders’ Agreement will be terminated upon the consummation of the merger.

Stockholder Action by Written Consent	The certificate of incorporation of C1 does not impose any limitation on the actions by written consent of its stockholders under the DGCL.	Forum’s certificate of incorporation provides that any action to be taken by the stockholders may be taken by written consent or electronic

Provision	C1 (Pre-Merger)	Forum (Post-Merger)
transmission pursuant to Section 228 of the Delaware General Corporation Law only so long as Clearlake holds a majority of the then-outstanding capital stock entitled to vote generally at an election of directors.

Conversion Rights, Preferences and Protective Provisions

The certificate of incorporation of C1 provides that the outstanding shares of Class B Common Stock will be automatically converted into shares of Class A Common Stock immediately upon the closing of a firm commitment underwritten public offering approved by the board of directors.

In addition, the holders of shares of Class A Common Stock have certain liquidation rights in respect of such shares. The liquidation rights are triggered in the event of any liquidation, winding up or dissolution of the company, whether voluntary or involuntary, or any “Change in Control Transaction” (unless otherwise waived by a majority of the Class A Common Stock).

Forum’s certificate of incorporation does not include any conversion rights, liquidation preferences or protective provisions.

Right of First Refusal

The Stockholders Agreement requires C1 to offer to each stockholder of C1 holding at least 400,000 shares of Class A Common Stock, or a Major Investor, the right to purchase such stockholder’s pro rata portion of new securities issued by the company (subject to standard exclusions).

C1’s bylaws provide that no stockholder may transfer shares of C1’s capital stock without first giving the company a right of first refusal with respect to such transfer

The Stockholders Agreement provides that certain holders of C1 common stock wishing to transfer any shares of C1 common stock must first provide C1 and then Clearlake with the opportunity to purchase such shares.

The right of first refusal under the Stockholders Agreement will be terminated upon consummation of the merger.

The bylaws of Forum do not provide Forum with a right of first refusal on transfers of its capital stock.

Provision	C1 (Pre-Merger)	Forum (Post-Merger)

Under the Stockholders Agreement following the expiration of any right of first refusal described under “Right of First Refusal” above, if any stockholder proposes to transfer shares of capital stock of C1, then any holder of the same class of stock proposed to be transferred has the right to participate in the sale.

The tag along rights under the Stockholders Agreement will be terminated upon consummation of the merger.

Forum Selection	Neither the certificate of incorporation nor bylaws of C1 include a forum selection provision.	Forum’s certificate of incorporation provides that the (i) federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act and (ii) unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for derivative actions, actions asserting a breach of fiduciary duties, any action arising under Delaware law, or any action regarding the internal affairs doctrine.
Dividends

Declaration and Payment of Dividends	The certificate of incorporation of C1 provides that to the extent any dividends are declared by the board of directors, they shall be paid to the holders of Class A Common Stock first, until the Class A Common Stock unreturned capital is paid in full, and thereafter to the holders of Class A Common Stock and Class B Common Stock equally.	The certificate of incorporation of Forum does not include dividend provisions.
Amendments to Certificate of Incorporation or Bylaws

General Provisions	C1 may amend its certificate of incorporation in the manner prescribed by statute. C1 may amend its bylaws with the approval of the board of directors or the holders of a majority of the voting	Forum’s certificate of incorporation can only be amended with the approval of the holders of a majority of all of Forum’s then-outstanding capital stock entitled to vote generally in the election of directors so long as Clearlake holds at least a majority of Forum’s then-

Provision	C1 (Pre-Merger)	Forum (Post-Merger)
power entitled to vote generally for the election of directors.

outstanding shares of capital stock entitled to vote generally at an election of directors; otherwise such amendments require the approval of the holders of at least 66 2⁄3% of all of Forum’s then-outstanding capital stock entitled to vote generally in the election of directors.

Forum’s bylaws provide that (i) the board of directors is empowered to amend or repeal the bylaws with the approval of a majority of the authorized number of directors, and (ii) the stockholders may amend or repeal the bylaws of the Company with (a) the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class during as long as Clearlake holds a majority of Forum’s capital stock or (b) the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all of the then-outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class.

DESCRIPTION OF INDEBTEDNESS OF C1

References in this section to “ConvergeOne” refers to C1 and its subsidiaries.

The following section summarizes the terms of ConvergeOne’s material principal indebtedness.

June 2017 Credit Facilities

Senior Secured Term Loan

On June 20, 2017, ConvergeOne’s subsidiary, ConvergeOne Holdings Corp., or Holdings, and its subsidiary, and direct corporate parent of Holdings, C1 Intermediate Corp., or Intermediate, entered into a Term Loan Agreement, or the Term Loan Agreement, with JPMorgan Chase Bank, N.A. as the administrative agent and collateral agent. The Term Loan Agreement provides for senior secured term loans in an original aggregate principal amount of $430 million, or the Term Loans. A portion of the proceeds of the Term Loans were used to repay the June 2014 Credit Facilities described below and to pay debt issuance costs. The remaining proceeds will be used for working capital needs and general corporate purposes.

Principal installments in the amount of $1,075,000 (or $1,412,875.94 including the principal installments due on the incremental term loans referenced below) are due on the last business day of each quarter, with the remaining outstanding principal amount to be paid on its maturity date of June 20, 2024.

The obligations under the Term Loan Agreement are unconditionally and irrevocably guaranteed by Intermediate and certain restricted subsidiaries of Holdings. In addition, the obligations under the Term Loan Agreement are secured by a first priority lien on substantially all of the assets of Holdings and each guarantor, except for the assets secured by a first priority lien under the Revolving Loan Credit Agreement discussed below, on which ConvergeOne has granted a second priority lien to secure the obligations under the Term Loan Agreement.

The Term Loan Agreement contains a number of significant restrictive covenants. Such restrictive covenants, among other things, restrict, subject to certain exceptions, ConvergeOne’s and its restricted subsidiaries’ ability to (i) incur additional indebtedness and make guarantees, (ii) create liens on assets, (iii) pay dividends and distributions or repurchase its capital stock, (iv) make investments, loans and advances, including acquisitions, (v) engage in mergers, consolidations, dissolutions or similar transactions, (vi) sell or otherwise dispose of assets, including sale and leaseback transactions, (vii) engage in certain transactions with affiliates, (viii) enter into certain restrictive agreements, (ix) make changes in the nature of its business, fiscal year and organizational documents, (x) make prepayments or amend the terms of certain junior debt and (xi) enter into certain hedging arrangements. The Term Loan Agreement also contains certain customary representations and warranties, affirmative covenants and events of default, including the occurrence of a Change of Control, as defined in the Term Loan Agreement. If an event of default occurs, the lenders under the Term Loan Agreement will be entitled to take various actions, including the acceleration of amounts due under the Term Loan Agreement and actions permitted to be taken by a secured creditor.

The Term Loan Agreement requires ConvergeOne to prepay outstanding Term Loans, subject to certain exceptions, with (i) commencing with the year ending December 31, 2018, 75% of “excess cash flow” (which percentage steps down to 50% and 0% when ConvergeOne obtains certain consolidated total net leverage ratios), (ii) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property and (iii) 100% of the net cash proceeds of any incurrence of debt, other than debt permitted to be incurred or issued under the Term Loan Agreement. ConvergeOne is permitted to voluntarily repay outstanding Term Loans at any time without premium or penalty, unless such payment is made prior to June 20, 2018 in connection with a repricing transaction as described in the Term Loan Agreement, in which case ConvergeOne is required to pay a premium of 1% of the Term Loans so prepaid.

The Term Loans bear interest at 3.75% above the alternate base rate or 4.75% above the Eurodollar rate, as described in the Term Loan Agreement. Interest on the Eurodollar rate Term Loans is payable on the last day of the Interest Period, as defined in the Term Loan Agreement, and interest on alternate base rate Term Loans is payable on the last day of each quarter. Borrowings under the Term Loans had an interest rate of 6.09% at September 30, 2017.

On July 28, 2017, Holdings borrowed an additional $75,000,000 of term loans under an incremental amendment to the Term Loan Agreement, which loans are part of the same class of, and on the same terms as, the initial Term Loans. Proceeds from the incremental amendment were used for the Annese & Associates, Inc. acquisition, discussed in Note 2 of the financial statements, and will be used for other acquisitions and general corporate purposes.

On October 25, 2017, Holdings borrowed an additional $60,000,000 of term loans under an incremental amendment to the Term Loan Agreement, which loans are part of the same class of, and on the same terms as, the initial Term Loans. Proceeds from the incremental amendment will be used to repay acquisition indebtedness related to the SPS acquisition and will be used for general corporate purposes.

Senior Secured Revolving Loan Facility

On June 20, 2017, Holdings and Intermediate entered into a Revolving Loan Credit Agreement, or the Revolver Agreement, with Wells Fargo Commercial Distribution Finance, LLC, or Wells Fargo, as the administrative agent and collateral agent and as Floorplan Funding Agent. The Revolver Agreement provides a senior secured revolving loan facility of $150 million aggregate principal amount of revolving loans and amends and restates the existing floorplan agreement with Wells Fargo in order to extend credit in the form of a floorplan subfacility. The Revolver Agreement matures on June 20, 2022.

The obligations under the Revolver Agreement are unconditionally and irrevocably guaranteed by Intermediate and certain restricted subsidiaries of Holdings. The obligations under the Revolver Agreement are secured by a first priority lien on ConvergeOne’s receivable accounts, inventory, and deposit and securities accounts, and a second priority lien on substantially all of its other assets. The aggregate principal amount of the revolving loans and floorplan advances is limited to a Borrowing Base as defined by the Revolver Agreement, reduced by outstanding letters of credit. Mandatory prepayments are required in the event that the sum of the outstanding principal amount of the revolving loans, letters of credit and floorplan advances exceeds the lesser of (i) the aggregate revolving commitments of $150 million or (ii) the Borrowing Base, in an amount equal to the excess.

The Revolver Agreement contains a number of significant restrictive covenants. Such restrictive covenants, among other things, restrict, subject to certain exceptions, ConvergeOne’s and its restricted subsidiaries’ ability to (i) incur additional indebtedness and make guarantees, (ii) create liens on assets, (iii) pay dividends and distributions or repurchase its capital stock, (iv) make investments, loans and advances, including acquisitions, (v) engage in mergers, consolidations, dissolutions or similar transactions, (vi) sell or otherwise dispose of assets, including sale and leaseback transactions, (vii) engage in certain transactions with affiliates, (viii) enter into certain restrictive agreements, (ix) make changes in the nature of its business, fiscal year and organizational documents, (x) make prepayments or amend the terms of certain junior debt and (xi) enter into certain hedging arrangements. The Revolver Agreement also contains certain customary representations and warranties, affirmative covenants and events of default, including the occurrence of a Change of Control, as defined in the Revolver Agreement. If an event of default occurs, the lenders under the Revolver Agreement will be entitled to take various actions, including the acceleration of amounts due under the Revolver Agreement and actions permitted to be taken by a secured creditor.

If the Revolving Exposure, as described in the Revolver Agreement, exceeds the lesser of the revolving loan commitments or the borrowing base, the Revolver Agreement requires ConvergeOne to prepay outstanding Revolving Loans in an aggregate amount equal to such excess. ConvergeOne is permitted to voluntarily repay outstanding Revolving Loans at any time without premium or penalty.

Borrowings under the Revolver Agreement bear interest at rates ranging from 0.25% to 0.75% above the alternate base rate or from 1.25% to 1.75% above the Eurodollar rate as described in the Revolver Agreement, in each case based on availability under the Revolver Agreement. A commitment fee equal to 0.250% or 0.375% per annum (based on availability under the Revolver Agreement) times the average daily unused amount of the available revolving commitments is payable on the last day of each quarter.

June 2014 Credit Facilities

In June 2014, Holdings, Intermediate, and certain subsidiaries of Holdings entered into a First Lien Credit Agreement and a Second Lien Credit Agreement with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, the lenders from time to time party thereto, and certain other parties thereto, each agreement as amended (collectively, the June 2014 Credit Facilities).

On June 20, 2017, concurrent with entering into the Term Loan Agreement and Revolver Agreement, ConvergeOne terminated the June 2014 Credit Facilities.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of Forum as of November 30, 2017 (pre-Business Combination) and, immediately following consummation of the Business Combination, ownership of shares of Forum Common Stock, by:

•	each person known by Forum to be the beneficial owner of more than 5% of Forum Common Stock on November 30, 2017 (pre-Business Combination) or of shares of Forum Common Stock upon the Closing of the Business Combination;

•	each of Forum’s officers and directors;

•	each person who will become an executive officer or director of the Combined Entity upon the Closing of the Business Combination; and

•	all executive officers and directors of the Combined Entity as a group upon the Closing of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of shares of Forum Common Stock pre-Business Combination is based on 22,357,500 issued and outstanding shares of Forum Common Stock as of the record date consisting of 18,045,000 shares of Class A Common Stock and 4,312,500 Class F Common Stock. The beneficial ownership of shares of Forum Common Stock immediately following consummation of the Business Combination is based on 69,577,720 shares to be outstanding and assumes (i) the automatic conversion of 17,872,500 Rights into approximately 1,787,250 shares of common stock at the closing of the Business Combination, (ii)                     , but do not take into account (a) any warrants, options other convertible securities issued and outstanding as of the date hereof (see the section entitled “Description of Securities of Forum” for a discussion of all Forum’s securities that are currently outstanding), (b) any valuation adjustments to the number of Merger Consideration that will be issued to the C1 Equityholders other than those disclosed in the unaudited pro forma financial statements included in this proxy statement/prospectus, (c) 17,959,375 shares of Class A Common Stock issued to the PIPE Investors. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Forum’s existing stockholders in Forum will be different.

The expected beneficial ownership with respect to the C1 Equityholders following the Business Combination presented below assumes (i) that,             . The number of Merger Consideration Shares that will be issued to the C1 Equityholders will be subject to adjustments based on the adjusted equity valuation of C1 as of the Closing.

The expected beneficial ownership of common stock post-Business Combination assuming none of our Public Shares are redeemed has been determined based upon the following: (i) no Forum stockholder has exercised its redemption rights to receive cash from the Trust Account in exchange for its Forum Common Stock and we have not issued any additional common stock and (ii) there will be an aggregate of 69,577,720 shares of common stock issued and outstanding at Closing (after accounting for certain de minimis rounding adjustments that may occur in the allotment of Merger Consideration Shares to the individual C1 Equityholders pursuant to the terms of the Merger Agreement).

The expected beneficial ownership of common stock post-Business Combination assuming 17,500,000 Public Shares have been redeemed has been determined based on the following: (i) Forum stockholders (other than the stockholders listed in the table below) have exercised their redemption rights with respect 17,242,070 Public Shares, and (ii) there will be an aggregate of 69,577,720 shares of common stock issued and outstanding at Closing (after accounting for certain de minimis rounding adjustments that may occur in the allotment of Merger Consideration Shares to the individual C1 Equityholders pursuant to the terms of the Merger Agreement).

Unless otherwise indicated, Forum believes that all persons named in the table have sole voting and investment power with respect to all Forum Common Stock beneficially owned by them.

	Pre-Business Combination				Successor Post-Business Combination
	Class A Common Stock		Class F Common Stock			Assuming No Redemption				Assuming 100% Redemption
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	% of Class	Number of Shares Beneficially Owned	% of Class	% of Voting Control	Number of Shares		%		Number of Shares	%
Clearlake Capital Partners III (Master) LP(2)	—	—%	—	—%	—%				%			%
Polar Asset Management Partners(3)	2,090,000	11.58	—	—	9.35
Forum Investors I, LLC(4)	622,500	3.45	4,312,500	100%	22.07		(6)
David Boris(6)
Stephen A. Vogel(6)	—	—	—	—
Marshall Kiev(6)	—	—	—	—
Steven Berns(6)	—	—	—	—
Neil Goldberg(6)	—	—	—	—
Richard Katzman(6)	—	—	—	—
Jerry Elliott(6)	—	—	—	—
John A. McKenna, Jr(7)	—	—	—	—
Jeffrey Nachbor(8)	—	—	—	—
Paul Maier(9)	—	—	—	—
John F. Lyons(10)	—	—	—	—
Keith W. F. Bradley	—	—	—	—
Behdad Eghbali	—	—	—	—
Jose E. Feliciano	—	—	—	—
Christopher Jurasek	—	—	—	—
Prashant Mehrotra	—	—	—	—
James Pade	—	—	—	—
Timothy J. Pawlenty	—	—	—	—
All directors and executive officers as a group (13 individuals)	—	—	—	—

*	Less than one percent.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Forum Investors I, LLC 135 East 57th Street, 8th Floor, New York, New York 10022.

(2)	Represents shares held by Clearlake Capital Partners III (Master), L.P., a Delaware limited partnership, or CCPIII. CCPIII is managed by Clearlake Capital Management III, L.P., a Delaware limited partnership, or CCMIII. CCMIII’s general partner is Clearlake Capital Group, L.P., whose general partner is CCG Operations, L.L.C., a Delaware limited liability company, or CCG Ops. CCPIII’s general partner is Clearlake Capital Partners III GP, L.P., a Delaware limited partnership, or CCPIII GP. CCPIII GP’s general partner is Clearlake Capital Partners, LLC, a Delaware limited liability company, or CCP. CCP’s managing member is CCG Ops. José E. Feliciano and Behdad Eghbali are managers of CCG Ops and may be deemed to share voting and dispositive power of the shares held of record by CCPIII. The address of Messrs. Feliciano and Eghbali and the entities named in this footnote is c/o Clearlake CapitalGroup, 233 Wilshire Blvd, Suite 800, Santa Monica, CA 90401.

(3)	According to a Schedule 13G filed with the SEC on May 10, 2017, by Polar Asset Management Partners Inc., the business address of Polar Asset Management Partners Inc., is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada. Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, (the “PAMP”) serves as investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“PMSMF”) and has sole voting and investment discretion with respect such securities which are held by PMSMF. PAMP disclaims beneficial ownership such securities, except to the extent of PAMP’s pecuniary interest therein.

(4)	According to a Form 4 filed with the SEC on April 19, 2017, each of Forum’s officers and directors is a member of the Sponsor, either directly or indirectly through the managing member of the Sponsor. Stephen A, Vogel, Marshall Kiev, and David Boris, Forum’s Executive Officers and Directors are the sole members of Forum Capital Management, LLC, the managing member of the Sponsor. Forum Capital Management, LLC has the sole voting and dispositive power of the securities held by the Sponsor. Each member of Forum Capital Management, LLC has one vote, and the approval of two of the three members is required to approve an action of the Sponsor. Under the so-called “rule of three”, if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Therefore, no individual member of the managing member of the Sponsor exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly holds a pecuniary interest. Accordingly, none of them are deemed to have or share beneficial ownership of such shares.

(5)	Excludes 62,250 shares of Class A common stock to be issued upon the automatic conversion of 622,500 Placement Rights and 622,500 Class A common stock to be issued upon the exercise of 622,500 Placement Units.

(6)	Does not include any shares held by the Sponsor. This individual is a member of our sponsor, either directly or indirectly through the managing member of the Sponsor, as described in footnote (4).

(7)	Includes (i) shares directly held by Mr. McKenna and (ii) shares held by The John Arthur McKenna, Jr. Irrevocable Trust, dated August 27, 2014, of which Mr. McKenna’s wife is the sole trustee.

(8)	Includes shares of Class A common stock to be issued upon the acceleration and vesting in full, and subsequent cancellation of stock options held by Mr. Nachbor upon the Closing of the Business Combination.

(9)	Includes shares of Class A common stock to be issued upon the acceleration and vesting in full, and subsequent cancellation of stock options held by Mr. Maier upon the Closing of the Business Combination.

(10)	Includes shares of Class A common stock to be issued upon the acceleration and vesting in full, and subsequent cancellation of stock options held by Mr. Lyons upon the Closing of the Business Combination.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Forum

Related Person Policy

Forum’s Code of Ethics requires Forum to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by Forum’s board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) Forum or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of Forum Common Stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Forum’s audit committee, pursuant to its written charter, will be responsible for reviewing and approving related-party transactions to the extent Forum enters into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to Forum than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Forum also requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, Forum has agreed not to consummate an initial business combination with an entity that is affiliated with any of its Sponsor, officers or directors including (i) an entity that is either a portfolio company of, or has otherwise received a material financial investment from, any private equity fund or investment company (or an affiliate thereof) that is affiliated with any of the foregoing, (ii) an entity in which any of the foregoing or their affiliates are currently passive investors, (iii) an entity in which any of the foregoing or their affiliates are currently officers or directors, or (iv) an entity in which any of the foregoing or their affiliates are currently invested through an investment vehicle controlled by them, unless Forum has obtained an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions on the type of target business Forum is seeking to acquire, and the approval of a majority of its disinterested independent directors that the business combination is fair to Forum’s unaffiliated stockholders from a financial point of view.

Founders Shares

On December 28, 2016, Forum issued an aggregate of 3,593,750 Founders Shares for an aggregate purchase price of $25,000. The Founders Shares will automatically convert into Class A Common Stock upon the consummation of a business combination on a one-for-one basis, subject to adjustments. On April 6, 2017, Forum effectuated a 1.2-for-1 stock dividend of its Class F Common Stock resulting in an aggregate of 4,312,500 Founders Shares outstanding.

The 4,312,500 Founders Shares included an aggregate of up to 562,500 shares which were subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part so that the Sponsor would own, on an as-converted basis, 20.0% of Forum’s issued and outstanding shares after the Forum IPO (excluding the Placement Shares and Representative Shares). As a result of the underwriters’ election to exercise their over-allotment option in full on April 18, 2017, 562,500 Founders Shares were no longer subject to forfeiture.

The Sponsor has agreed that, subject to certain limited exceptions, 50% of its Founders Shares will not be transferred, assigned or sold until one year after the date of the consummation of a business combination or earlier if, subsequent to a business combination, the last sales price of Forum Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 150 days after a business combination, and the remaining 50% of its Founders Shares will not be transferred, assigned or sold until one year after the date of the consummation of a business combination.

Placement Units

Simultaneously with the Forum IPO, the Sponsor purchased an aggregate of 555,000 Placement Units at a price of $10.00 per Unit, (or an aggregate purchase price of $5,550,000). In addition, on April 18, 2017, Forum consummated the sale of an additional 67,500 Placement Units at a price of $10.00 per Unit, which were purchased by the Sponsor, generating gross proceeds of $675,000. Each Placement Unit consists of one Placement Share, one Placement Right and one-half of one Placement Warrant. The proceeds from the Placement Units were added to the proceeds from the Forum IPO held in the Trust Account. If Forum does not complete a business combination by April 12, 2019, the proceeds of the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Placement Rights and Placement Warrants will expire worthless.

The Placement Units are identical to the Units sold in the Forum IPO except that the Placement Warrants (i) are not redeemable by Forum and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. In addition, the Placement Units and their component securities may not be transferable, assignable or salable until 30 days after the consummation of a business combination, subject to certain limited exceptions.

Related Party Advances

During the nine months ended September 30, 2017, the Sponsor advanced the Company an aggregate of $204,923 for costs associated with the Initial Public Offering and for working capital purposes. The advances are non-interest bearing, unsecured and due on demand. As of September 30, 2017, the Company has repaid $216,452 of such advances. There were $1,962 and $13,491 of advances outstanding as of September 30, 2017 and December 31, 2016, respectively.

Administrative Services Agreement

The Company entered into an agreement whereby, commencing on April 7, 2017 through the earlier of the consummation of a Business Combination or the Company’s liquidation, the Company will pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and administrative support. For the three and nine months ended September 30, 2017, the Company incurred $30,000 and $60,000 in fees for these services, respectively, of which $41,137 is included in accounts payable and accrued expenses in the accompanying condensed balance sheet at September 30, 2017.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, the Company’s officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into Units at a price of $10.00 per Unit. The Units would be identical to the Placement Units. There were no Working Capital Loans outstanding as of September 30, 2017.

In accordance with the letter agreement entered into on November 30, 2017 (the “Sponsor Earnout Letter”), by and among Forum Investors I, LLC, a Delaware limited liability company (the “Sponsor”), Forum, C1, Seller Representative, Continental Stock Transfer & Trust Company (“Continental”) and EarlyBirdCapital, Inc., the Sponsor has agreed that effective upon the Closing, with respect to the 4,312,500 shares of Class F Common Stock (the “Forum Founder Shares”) owned by the Sponsor, the Sponsor will (a) forfeit 1,078,125 of such shares upon the Closing and (b) subject 2,156,250 of such shares (the “Sponsor Earnout Shares”) to potential forfeiture in the event that the Earnout Payments are not achieved by C1 Stockholders, with one-third (1/3rd) of the Sponsor Earnout Shares becoming vested and no longer subject to forfeiture upon the Earnout Payment attributable for each Earnout Year being received by the Company Securityholders (whether in the form of a Regular Earnout Payment, Catchup Earnout Payment or Accelerated Earnout Payment), and in the event of a Change of Control Earnout Payment all of the Sponsor Earnout Shares shall vest and no longer be subject to forfeiture. Any Sponsor Earnout Shares that have not vested on or prior to the date that (i) all earned Earnout Payments have been made and (ii) it is finally determined that the Company Securityholders are not entitled to or eligible to receive any further Earnout Payments under the Merger Agreement, will be forfeited by the Sponsor after such date. The Sponsor also agreed in the Sponsor Earnout Letter (i) to not transfer any Sponsor Earnout Shares until they have become vested and (ii) on behalf of itself and its members and affiliates to waive any rights that it has under Forum’s amended and restated certificate of incorporation to the adjustment to the conversion ratio of the Forum Founder Shares in connection with the PIPE Investment and/or the Closing and any other rights that the Sponsor and/or its members or affiliates may have had to participate in the PIPE Investment. In consideration of the agreements by the Sponsor under the Sponsor Earnout Letter, the parties thereto, including Continental, as the escrow agent under the Stock Escrow Agreement, dated as of April 6, 2017 (the “Escrow Agreement”), by and among Continental, Forum and Sponsor, agreed to amend the Escrow Agreement so that in lieu of the escrow and lock-up provisions in the Escrow Agreement:

(i) the Forum Founder Shares that are forfeited at the Closing are released from escrow for disbursement to Forum;

(ii) the Sponsor Earnout Shares will be subject to escrow and lock-up for a period from the Closing until 180 days thereafter (or if earlier, the date on which Forum consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Forum’s stockholders having the right to exchange either equity holdings in Forum for cash, securities or other property); provided that if the volume-weighted average price of Forum Common Shares for 15 trading days is at least $12.50 per share, then 25% of the Sponsor Earnout Shares will be released from escrow and lock-up under the Escrow Agreement (but still subject to the vesting requirements under the Sponsor Earnout Letter); and

(iii) all of the remaining Forum Founder Shares other than the Sponsor Earnout Shares and the shares that are forfeited at the Closing will be released from escrow and no longer be subject to any lock-up restrictions effective as of the Closing.

Post-Business Combination Arrangements

After Forum’s initial business combination, members of its management team who remain with Forum may be paid consulting, management or other fees from the Combined Entity with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to Forum’s stockholders. It is unlikely the amount of such compensation will be known at the time of a stockholder meeting held to consider an initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

Registration Rights

The holders of the Founders Shares issued and outstanding on the date of this proxy statement/prospectus, as well as the holders of the Placement Units (and their underlying securities), any Units the Sponsor, officers, directors or their affiliates may be issued in payment of working capital loans made to us (and all underlying securities), and any of the Representative Shares are entitled to registration rights. The holders of a majority of these securities are entitled to make up to three demands that we register such securities. Notwithstanding anything herein to the contrary, EBC and/or its designees may only make a demand registration (i) on one occasion and (ii) during the five year period beginning on April 6, 2017 (the effective date of the registration statement filed with the SEC for the Forum IPO). The holders of the majority of the Founders Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Placement Units issued to the Sponsor, officers, directors or their affiliates in payment of working capital loans made to us (in each case, including the underlying securities) can elect to exercise these registration rights at any time after Forum consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination. Notwithstanding anything herein to the contrary, EBC and/or its designees may participate in a “piggy-back” registration during the seven year period beginning on April 6, 2017 (the effective date of the registration statement filed with the SEC for the Forum IPO). Forum will bear the expenses incurred in connection with the filing of any such registration statements.

C1

The following is a summary of transactions since January 1, 2016 to which C1 has been a participant, in which:

•	the amount involved exceeded or will exceed $120,000; and

•	any of its directors, executive officers, or holders of more than 5% of its capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described in the section titled “Executive Compensation of C1” or that were approved by its compensation committee.

C1 believes the terms obtained or consideration that it paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable in arm’s-length transactions.

Management and Monitoring Services Agreement

In June 2014, C1 entered into a Management and Monitoring Services Agreement with Clearlake, pursuant to which Clearlake provides advisory services to C1 and receives fees and reimbursements of related out-of-pocket expenses. This agreement is terminable by Clearlake upon 30 days’ notice.

Under this agreement, C1 paid to Clearlake $3.8 million, $1.5 million and $1.5 million in 2014, 2015 and 2016, respectively, for management fees. Also under this agreement, C1 reimbursed Clearlake $200,000 in 2014 and $100,000 in October 2016 for certain out-of-pocket expenses in connection with certain management and administrative support services provided by Clearlake. In connection with the Business Combination, C1 will terminate this agreement upon the Closing. Accordingly, C1 will cease to have any obligation to pay fees thereunder, other than accrued amounts as of the date of termination.

Issuances of Securities

In June 2014, C1 issued 85,675,000 shares of C1 Class A common stock at a purchase price of $1.00 per share to Clearlake Capital Partners III (Master), L.P., an entity affiliated with Clearlake, for an aggregate purchase price of $85.7 million. The following members of C1’s board of directors, Behdad Eghbali, Prashant Mehrotra, and James Pade are a co-founder and managing partner, partner, and principal, respectively, of Clearlake.

In June 2014, C1 issued an aggregate of 4,208,258 shares of C1 Class A common stock and 11,674,430 shares of C1 Class B common stock in exchange for shares of C1 Class A common stock of ConvergeOne

Holdings Corp. in connection with its acquisition by Clearlake. The following table summarizes shares of common stock issued to C1’s executive officers in connection with such exchange.

Name	Shares of C1 Class A Common Stock	Shares of C1 Class B Common Stock
John A. McKenna, Jr.	1,947,127	5,287,333
Jeffrey Nachbor	488,368	1,163,213
John F. Lyons	698,851	2,114,933
Paul Maier	268,368	1,163,213

All of the shares of C1 Class B common stock issued to C1’s executive officers in such exchange are subject to vesting subject to such executive officer’s continued service to C1. Upon the Closing of the Business Combination all unvested shares will accelerate and vest in full.

Stockholder Rights Agreement

In June 2014, C1 entered into a stockholders agreement with, among others, Clearlake, John A. McKenna, Jr., Jeffrey Nachbor, John F. Lyons, and Paul Maier. Pursuant to this agreement, C1 granted those stockholders rights of first offer on certain stock issuances by C1, rights of first refusal and co-sale, information rights, and required those stockholders to approve a sale transaction if certain conditions were met. Pursuant to this agreement, C1 also granted these stockholders registration rights with respect to their shares of common stock. These provisions of this agreement will automatically terminate upon the closing of the Business Combination.

In addition, under the terms of the stockholders agreement, the stockholders who are party to the stockholders agreement have agreed to vote their respective shares so as to elect as directors all individuals designated by a fund managed by Clearlake. Upon the closing of the merger, C1 expects to amend and restate the stockholders agreement.

Cash Distribution

In October 2016, C1 declared and paid a cash distribution of $89.9 million, or $1.00 per share of Class A common stock then-outstanding. Of such distribution, Clearlake and C1’s executive officers received the following amounts:

Name	Amount of Distribution Received
Clearlake	$85,675,000
John A. McKenna, Jr.(1)	1,947,127
Jeffrey Nachbor	488,368
John F. Lyons	698,851
Paul Maier	268,368

(1)	Distribution paid to The John Arthur McKenna, Jr. Irrevocable Trust, dated August 27, 2014. Mr. McKenna’s wife is the sole trustee.

Offer Letters

C1 has entered into offer letters with its executive officers. For more information regarding these offer letters, see the section titled “Executive Compensation—Employment and Change of Control Arrangements.”

Equity Grants

C1 has granted stock options to the non-employee members of its board of directors. For a description of these stock options, see the section titled “Management—Non-Employee Director Compensation.”

Loans

In September 2017, C1 loaned Christopher Jurasek $1.8 million pursuant to a series of promissory notes each with an interest rate of 2.6% per annum, in connection with Mr. Jurasek’s exercise of a stock option to purchase 530,772 shares of C1 common stock. Mr. Jurasek will repay such loan amount prior to the Closing of the Business Combination.

Indemnification Agreements

The Combined Entity’s amended and restated certificate of incorporation will contain provisions limiting the liability of directors, and its amended and restated bylaws will provide that it will indemnify the directors and executive officers to the fullest extent permitted under Delaware law. The Combined Entity’s amended and restated certificate of incorporation and bylaws will also provide the board of directors with discretion to indemnify the other officers, employees, and agents when determined appropriate by the board of directors. In addition, the Combined Entity will enter into an indemnification agreement with each of its directors and executive officers, which requires it to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitation on Liability and Indemnification of Directors and Officers.”

Related Party Transaction Policy

Although C1 has not had a written policy for the review and approval of transactions with related persons, its board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director or officer’s relationship or interest in the agreement or transaction were disclosed to the board of directors. ConvergeOne’s board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to the company and in the best interest of all its stockholders.

PRICE RANGE AND DIVIDENDS OF SECURITIES

Forum

Price Range of Forum Securities

Forum Units, Class A Common Stock, Rights and Warrants are currently listed on the Nasdaq Capital Market under the symbols “FMCIU”, “FMCI”, “FMCIR” and “FMCIW”, respectively. The Units commenced public trading on April 7, 2017. The Class A Common Stock, Rights and Warrants each commenced separate public trading on May 2, 2017.

The table below sets forth, for the calendar quarter indicated, the high and low bid prices of the Units, Class A Common Stock, Rights and Warrants as reported on the Nasdaq for the period April 7, 2017 through November 30, 2017.

	Units (FMCIU)		Forum Class A Common Stock (FMCI)		Warrants (FMCIW)		Rights (FMCIR)
	High	Low	High	Low	High	Low	High	Low
2017
Second Quarter(1)	$10.40	$10.00	$10.19	$9.6499	$0.61	$0.210	$0.600	$0.33
Third Quarter	$10.31	$10.10	$9.785	$9.50	$0.4799	$0.3003	$0.46	$0.24
Fourth Quarter (through November 30, 2017)	$10.45	$10.15	$9.77	$9.67	$0.42	$0.28	$0.39	$0.28

(1)	The high and low trade prices per share of the Units for the Second Quarter of 2017 covers the period starting April 7, 2017 through June 30, 2017. The high and low trade prices per share of the Class A Common Stock, Warrants and Rights for the Second Quarter of 2017 covers the period starting May 2, 2017 through June 30, 2017.

Holders of Forum

As of the Record Date, there were      holders of record of Forum Common Stock, holders of record of Rights and holders of record of Warrants.

Dividend Policy of Forum

Forum has not paid any cash dividends on its common stock to date and do not intend to pay cash dividends prior to the completion of its initial business combination. The payment of cash dividends in the future will be dependent upon Forum’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of its initial business combination. The payment of any cash dividends subsequent to Forum’s initial business combination will be within the discretion of its board of directors at such time. In addition, Forum’s board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future, subject to its obligations with respect to the PIPE Investors pursuant to the Subscription Agreement in connection with the PIPE Investment. Further, if Forum incurs any indebtedness in connection with its business combination, its ability to declare dividends may be limited by restrictive covenants Forum may agree to in connection therewith.

C1

Price Range of C1 Securities

Historical market price information regarding C1 is not provided because there is no public market for C1 securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of C1—Liquidity and Capital Resources.”

Holders of C1

As of the date of this proxy statement/prospectus, there were nine holders of C1 Class A common stock and 18 holders of C1 Class B common stock.

Dividend Policy of C1

In October 2016, C1 declared and paid a cash distribution on C1 Class A common stock in the amount of $90 million. C1 has not declared or paid any other cash distribution or dividend on its capital stock.

Dividend Policy of the Company Following the Business Combination

Following the consummation of the Business Combination, the Combined Entity’s board of directors will adopt a stated dividend policy pursuant to which it will use its commercially reasonable efforts to declare and pay a dividend in such amount as to provide an annual dividend yield to its stockholders of at least one percent (1%), subject to the determination by the Combined Entity’s board of directors (i) that such dividend payment is permitted by applicable law, (ii) that the Combined Entity and its subsidiaries, on a consolidated basis, have a sufficient amount of unrestricted cash to make such dividend payment and still satisfy their respective existing liabilities and have sufficient reserves for future contingencies or future needs of their business, and (iii) the Combined Entity is in compliance with the terms of its current credit facilities and any future indebtedness.

APPRAISAL RIGHTS

Forum’s stockholders do not have appraisal rights in connection with the Business Combination under Delaware law.

C1’s stockholders will have appraisal rights in connection with the Business Combination under Delaware law. No C1 stockholder who has validly exercised its appraisal rights pursuant to Section 262 of the Delaware General Corporate Law (“DGCL”) (a “Dissenting Stockholder”) with respect to its C1 Stock (such shares, “Dissenting Shares”) will be entitled to receive any portion of the Total Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder will have effectively withdrawn or lost its appraisal rights under the DGCL. Each Dissenting Stockholder will be entitled to receive only the payment resulting from the procedure set forth in Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. C1 will give Forum and the Forum Representative (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by C1 relating to any Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. C1 will not, except with the prior written consent of Forum and the Forum Representative, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding anything to the contrary contained in this Agreement, the Dissenting Stockholders will have no rights to any portion of the Total Consideration with respect to any Dissenting Shares.

LEGAL MATTERS

Certain legal matters relating to the validity of the Class A Common Stock to be issued hereunder will be passed upon for Forum by Ellenoff Grossman & Schole LLP, New York, New York.

INDEPENDENT AUDITORS

The audited financial statements of Forum Merger Corporation for the period from November 17, 2016 (inception) to December 31, 2016 included in this proxy statement/prospectus have been so included in reliance on a report of Marcum LLP, an independent registered public accounting firm, appearing elsewhere herein and are included in reliance on such report given upon such firm as experts in auditing and accounting.

The consolidated financial statements of C1 Investment Corp. as of December 31, 2015 and December 31, 2016, and for the years then ended included in this proxy statement/prospectus have been audited by RSM US LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

The transfer agent for Forum’s securities is Continental Stock Transfer & Trust Company.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Forum and servicers that it employs to deliver communications to Forum’s stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, Forum will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of this proxy statement/prospectus may likewise request that Forum deliver single copies of Forum’s proxy statement in the future. Stockholders may notify Forum of their requests by calling or writing Forum at its principal executive offices at c/o Forum Investors I, LLC, 135 East 57th Street, 8th Floor, New York, New York.

SUBMISSION OF STOCKHOLDER PROPOSALS

Forum’s board of directors is aware of no other matter that may be brought before the Special Meeting. Under Delaware law, only business that is specified in the notice of Special Meeting to stockholders may be transacted at the Special Meeting.

FUTURE STOCKHOLDER PROPOSALS

If the Business Combination is completed, you will be entitled to attend and participate in the Combined Entity’s annual meetings of shareholders. If we hold a 2018 annual meeting of shareholders, we will provide notice of or otherwise publicly disclose the date on which the 2018 annual meeting will be held. If the 2018 annual meeting of shareholders is held, shareholder proposals will be eligible for consideration by the directors for inclusion in the proxy statement for the Company’s 2018 annual meeting of shareholders in accordance with Rule 14a-8 under the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Forum’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document Forum files with the SEC at the SEC public reference room located at 100 F Street, N.E., Room 1580 Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact Forum by telephone or in writing:

David Boris

Co-Chief Executive Officer

Forum Merger Corporation

c/o Forum Investors I, LLC

135 East 57th Street, 8th Floor,

New York, New York

Tel: (212) 739-7860

You may also obtain these documents by requesting them in writing or by telephone from Forum’s proxy solicitation agent at the following address and telephone number:

If you are a stockholder of Forum and would like to request documents, please do so by                 , 2018, in order to receive them before the Special Meeting. If you request any documents from Forum, Forum will mail them to you by first class mail, or another equally prompt means.

All information contained or incorporated by reference in this proxy statement/prospectus relating to Forum has been supplied by Forum, and all such information relating to C1 has been supplied by C1. Information provided by either Forum or C1 does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of Forum for the Special Meeting. Forum has not authorized anyone to give any information or make any representation about the Business Combination, Forum or C1 that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder

of Forum Merger Corporation

We have audited the accompanying balance sheet of Forum Merger Corporation (the “Company”) as of December 31, 2016, and the related statements of operations, changes in shareholder’s equity and cash flows for the period from November 17, 2016 (inception) to December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forum Merger Corporation, as of December 31, 2016, and the results of its operations and its cash flows for the period from November 17, 2016 (inception) to December 31, 2016 then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no present revenue, its business plan is dependent on the completion of a financing and the Company’s cash and working capital as of December 31, 2016 are not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Notes 1 and 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Marcum LLP

New York, NY

April 7, 2017

FORUM MERGER CORPORATION

BALANCE SHEET

December 31, 2016

ASSETS
Current asset—cash	$25,000
Deferred offering costs	13,491
Total Assets	$38,491

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$2,092
Advances from related parties	13,491
Total Liabilities	15,583
Commitments

Stockholder’s Equity
Preferred stock, $0.0001 par value; 1,000,000 authorized; none issued and outstanding	—
Class A Common stock, $0.0001 par value; 30,000,000 shares authorized; none issued and outstanding	—
Class F Common stock, $0.0001 par value; 5,000,000 shares authorized; 4,312,500 shares issued and outstanding(1)	431
Additional paid-in capital	24,569
Accumulated deficit	(2,092)
Total Stockholder’s Equity	22,908
TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$38,491

(1)	Includes an aggregate of 562,500 shares held by the initial stockholder that are subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full (Note 7).

The accompanying notes are an integral part of the financial statements.

FORUM MERGER CORPORATION

STATEMENT OF OPERATIONS

For the period from November 17, 2016 (inception) through December 31, 2016

Formation and operating costs	$2,092
Net Loss	$(2,092)
Weighted average shares outstanding, basic and diluted(1)	3,750,000
Basic and diluted net loss per common share	$(0.00)

(1)	Excludes an aggregate of 562,500 shares held by the initial stockholder that are subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full (Note 7).

The accompanying notes are an integral part of the financial statements.

FORUM MERGER CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

	Common Stock(1)		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
Balance—November 17, 2016 (inception)	—	$—	$—	$—	$—
Issuance of common stock to initial stockholder(1)	4,312,500	431	24,569	—	25,000
Net loss	—	—	—	(2,092)	(2,092)
Balance—December 31, 2016	4,312,500	$431	$24,569	$(2,092)	$22,908

(1)	Includes an aggregate of 562,500 shares held by the initial stockholder that are subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full (Note 7).

The accompanying notes are an integral part of the financial statements.

FORUM MERGER CORPORATION

STATEMENTS OF CASH FLOWS

For the Period from November 17, 2016 (inception) through December 31, 2016

Cash Flows from Operating Activities:
Net loss	$(2,092)
Changes in operating assets and liabilities:
Accounts payable	2,092
Net cash used in operating activities	—

Cash Flows from Financing Activities:
Proceeds from issuance of common stock to initial stockholder	25,000
Advances from related parties	13,491
Payment of offering costs	(13,491)
Net cash provided by financing activities	25,000
Net Change in Cash	25,000
Cash—Beginning	—
Cash—Ending	$25,000

The accompanying notes are an integral part of the financial statements.

FORUM MERGER CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM NOVEMBER 17, 2016 (INCEPTION) THROUGH DECEMBER 31, 2016

1—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Forum Merger Corporation (the “Company”), is a newly organized blank check company incorporated in Delaware on November 17, 2016. The Company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets that the Company has not yet identified (a “Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses in the United States.

At December 31, 2016, the Company had not yet commenced operations. All activity through December 31, 2016 relates to the Company’s formation and the Proposed Offering (as defined below), which is described below. The Company has selected December 31 as its fiscal year end.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed initial public offering of 15,000,000 units at $10.00 per unit (or 17,250,000 units if the underwriters’ over-allotment option is exercised in full) (“Units”), which is discussed in Note 3 (the “Proposed Offering”) and the sale of 555,000 Units (or 622,500 units if the underwriters’ over-allotment option is exercised in full) (the “Founders Units”) at a price of $10.00 per Unit in a private placement to Forum Investors I, LLC (the “Sponsor” or “Initial Stockholder”), that will close simultaneously with the Proposed Offering. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Offering and Founders Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (net of taxes payable) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended, or the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Proposed Offering, management has agreed that $10.10 per Unit sold in the Proposed Offering and the proceeds from the sale of the Founders Units will be held in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account as described below, except that interest earned on the Trust Account can be released to pay the Company’s income tax obligations.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their shares included in the Units sold in the Proposed Offering (the “Public Shares”) upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.10 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company for working capital purposes or to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The common stock subject to redemption will be recorded at a redemption value and

FORUM MERGER CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 17, 2016 (INCEPTION) THROUGH DECEMBER 31, 2016

classified as temporary equity upon the completion of the Proposed Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Initial Stockholder has agreed to vote its Founder Shares (as defined in Note 5), Placement Shares (as defined in Note 4) and any Public Shares held by it in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, the Company’s Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to an aggregate of 20% or more of the Class A common stock sold in the Proposed Offering.

The Company will have until 24 months from the closing of the Proposed Offering to consummate a Business Combination (the “Combination Period”). However, if the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law.

The Initial Stockholder has agreed to (i) waive its conversion rights with respect to its Founder Shares, Placement Shares and Public Shares in connection with the consummation of a Business Combination, (ii) to waive its rights to liquidating distributions from the Trust Account with respect to its Founder Shares and Placement Shares if the Company fails to consummate a Business Combination within the Combination Period and (iii) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their shares in conjunction with any such amendment. However, the Initial Stockholder will be entitled to liquidating distributions with respect to any Public Shares acquired if the Company fails to consummate a Business Combination or liquidates within the Combination Period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the $10.10 per Unit in the Proposed Offering. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the

FORUM MERGER CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 17, 2016 (INCEPTION) THROUGH DECEMBER 31, 2016

extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Proposed Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern Consideration

At December 31, 2016, the Company had $25,000 in cash and working capital of $9,417. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to address this uncertainty through a Proposed Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

FORUM MERGER CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 17, 2016 (INCEPTION) THROUGH DECEMBER 31, 2016

This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from our estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2016.

Deferred offering costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Proposed Offering and that will be charged to stockholders’ equity upon the completion of the Proposed Offering. Should the Proposed Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740 “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2016, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

FORUM MERGER CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 17, 2016 (INCEPTION) THROUGH DECEMBER 31, 2016

The provision for income taxes was deemed to be immaterial for the period ended December 31, 2016.

Net loss per common share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share.” Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period, excluding shares of common stock subject to forfeiture by the Initial Stockholder. Weighted average shares were reduced for the effect of an aggregate of 562,500 shares of common stock that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 7). At December 31, 2016, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per common share is the same as basic loss per common share for the periods.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At December 31, 2016, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

3—PROPOSED OFFERING

In the Proposed Offering, the Company will offer for sale 15,000,000 units, (or 17,250,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit will consist of one share of Class A common stock, one right (“Public Right”) and one-half of one warrant (“Public Warrant”). Each Public Right will convert into one-tenth (1/10) of one share of Class A common stock upon consummation of a Business Combination (see Note 7). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 (see Note 7).

4—PRIVATE PLACEMENT

In connection with the Proposed Offering, the Sponsor has committed to purchase an aggregate of 555,000 Founders Units (or 622,500 Founders Units if the underwriters’ over-allotment option is exercised in full), at

FORUM MERGER CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 17, 2016 (INCEPTION) THROUGH DECEMBER 31, 2016

$10.00 per Placement Unit ($5,550,000 in the aggregate, or $6,225,000 in the aggregate if the over-allotment option is exercised in full) in a private placement that will occur simultaneously with the consummation of the Proposed

Offering. Each Placement Unit will consist of one share of Class A common stock (“Placement Share”), one right (“Placement Right”) and one-half of one warrant (each, a “Placement Warrant”) to purchase one share of Class A common stock at an exercise price of $11.50. The proceeds from the Founders Units will be added to the proceeds from the Proposed Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Founders Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Placement Rights and Placement Warrants will expire worthless.

The Founders Units are identical to the Units to be sold in the Proposed Offering except that the Placement Warrants (i) will not be redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. In addition, the Founders Units and their component securities may not be transferable, assignable or salable until 30 days after the consummation of a Business Combination, subject to certain limited exceptions.

5—RELATED PARTY TRANSACTIONS

Founder Shares

On December 28, 2016, the Company issued an aggregate of 3,593,750 shares of Class F common stock to the Sponsor (“Founder Shares”) for an aggregate purchase price of $25,000. The Founder Shares will automatically convert into Class A common stock upon the consummation of a Business Combination on a one-for-one basis, subject to adjustments as described in Note 7. On April 6, 2017, the Company authorized a 1.2-for-1 stock dividend of its Class F common stock resulting in an aggregate of 4,312,500 Founder Shares outstanding. All share and per share amounts have been retroactively restated to reflect the stock dividend. The 4,312,500 Founder Shares include an aggregate of up to 562,500 shares subject to forfeiture by the Initial Stockholder to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Initial Stockholder will own, on an as-converted basis, 22.1% of the Company’s issued and outstanding shares after the Proposed Offering.

The Initial Stockholder has agreed that, subject to certain limited exceptions, 50% of its Founder Shares will not be transferred, assigned or sold until one year after the date of the consummation of a Business Combination or earlier if, subsequent to a Business Combination, the last sales price of the Company’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 150 days after a Business Combination, and the remaining 50% of its Founder Shares will not be transferred, assigned or sold until one year after the date of the consummation of a Business Combination.

Related Party Advances

As of December 31, 2016, the Sponsor advanced an aggregate of $13,491 for costs associated with the Proposed Offering. The advances are non-interest bearing, unsecured and due on demand. The Company intends to repay the advances from the proceeds of the Proposed Offering not being placed in the Trust Account.

Administrative Service Fee

The Company has agreed, commencing on the effective date of the Proposed Offering through the earlier of the consummation of a Business Combination or the Company’s liquidation, to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and administrative support.

FORUM MERGER CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 17, 2016 (INCEPTION) THROUGH DECEMBER 31, 2016

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, the Company’s officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into Units at a price of $10.00 per Unit. The Units would be identical to the Founders Units.

6—COMMITMENTS & CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Founders Units (and their underlying securities), Representative Shares (as a defined below) and any Units that may be issued upon conversion of the Working Capital Loans (and their underlying securities) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Offering. The holders of a majority of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement will provide that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriters Agreement

The Company will grant the underwriters a 45-day option to purchase up to 2,250,000 additional Units to cover over-allotments at the Proposed Offering price, less the underwriting discounts and commissions.

The underwriters will be entitled to a cash underwriting discount of two percent (2.0%) of the gross proceeds of the Proposed Offering, or $3,000,000 (or up to $3,450,000 if the underwriters’ over-allotment is exercised in full).

In addition, the Company has agreed to issue the underwriter (and/or its designees) 150,000 shares of Class A common stock (or up to 172,500 shares if the underwriters’ over-allotment option is exercised in full) (the “Representative Shares”) upon the consummation of the Proposed Offering. The Company intends to account for the Representative Shares as an expense of the Proposed Offering resulting in a charge directly to stockholders’ equity. The Company estimates that the fair value of Representative Shares is $1,500,000 (or $1,725,000 if the underwriters’ over-allotment option is exercised in full) based upon the offering price of the Units of $10.00 per Unit. The underwriter has agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the underwriter (and/or its designees) has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following

FORUM MERGER CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 17, 2016 (INCEPTION) THROUGH DECEMBER 31, 2016

the date of the Proposed Offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the Proposed Offering except to any underwriter and selected dealer participating in the Proposed Offering and their bona fide officers or partners.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital, Inc. (“EBC”) as an advisor in connection with a Business Combination to assist the Company in holding meetings with its shareholders to discuss a potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing securities, assist the Company in obtaining shareholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with a Business Combination. The Company will pay EBC a cash fee for such services upon the consummation of a Business Combination in an amount equal to $6,037,500 (exclusive of any applicable finders’ fees which might become payable). The Company will have the right to pay up to 25% of such amount to EBC in shares of restricted stock (valued at $10.10 per share) or to another FINRA member firm retained by the Company to assist the Company in connection with a Business Combination.

Unit Purchase Option

The Company has agreed to sell the underwriter (and/or its designees), for $100, an option to purchase up to 1,125,000 Units exercisable at $10.00 per Unit (or an aggregate exercise price of $11,250,000) commencing on the later of the first anniversary of the effective date of the registration statement related to the Proposed Offering and the consummation of a Business Combination. The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the effective date of the registration statement related to the Proposed Offering. The Units issuable upon exercise of this option are identical to those offered in the Proposed Offering. The Company intends to account for the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Proposed Offering resulting in a charge directly to stockholders’ equity. The Company estimates that the fair value of this unit purchase option is approximately $3,782,546 (or $3.36 per Unit) using the Black-Scholes option-pricing model. The fair value of the unit purchase option to be granted to the underwriters is estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.81% and (3) expected life of five years. The option and such units purchased pursuant to the option, as well as the ordinary shares underlying such units, the rights included in such units, the ordinary shares that are issuable for the rights included in such units, the warrants included in such units, and the shares underlying such warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA’s NASDAQ Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of Proposed Offering except to any underwriter and selected dealer participating in the Proposed Offering and their bona fide officers or partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or the Company’s recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

FORUM MERGER CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 17, 2016 (INCEPTION) THROUGH DECEMBER 31, 2016

7—STOCKHOLDERS’ EQUITY

Preferred Stock—The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2016, there were no shares of preferred stock issued or outstanding.

Class A Common Stock—As of December 31, 2016, the Company was authorized to issue 30,000,000 shares of common stock with a par value of $0.0001 per share. On April 6, 2017 the Company filed an Amended and Restated Certificate of Incorporation, pursuant to which it increased the number of authorized shares of Class A common stock to 40,000,000 shares. Holders of the Company’s Class A common stock are entitled to one vote for each share. At December 31, 2016, there were no shares of common stock issued and outstanding.

Class F Common Stock—The Company is authorized to issue 5,000,000 shares of common stock with a par value of $0.0001 per share. Holders of the Company’s Class F common stock are entitled to one vote for each share. At December 31, 2016, there were 4,312,500 shares of common stock issued and outstanding, of which 562,500 shares are subject to forfeiture to the extent that the underwriter’s over-allotment option is not exercised in full so that the Company’s Initial Stockholder will own 20% of the issued and outstanding shares after the Proposed Offering (assuming the Initial Stockholder does not purchase any Public Shares in the Proposed Offering).

The shares of Class F common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment as follows. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Proposed Offering in connection with the closing of a Business Combination, the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of common stock outstanding upon completion of the Proposed Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination or pursuant to Units (and their underlying securities) issued to the Sponsor upon conversion of Working Capital Loans, after taking into account any shares of Class A common stock redeemed in connection with a Business Combination.

Holders of Class A common stock and Class F common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.

Rights—Each holder of a right will receive one-tenth (1/10) of one share of common stock upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon exchange of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis and each holder of a right will be required to affirmatively covert its rights in order to receive 1/10 share underlying each right (without paying additional consideration). The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company).

FORUM MERGER CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 17, 2016 (INCEPTION) THROUGH DECEMBER 31, 2016

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Warrants—Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Proposed Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if a registration statement covering the shares of Class A common stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Private Warrants will be identical to the Public Warrants underlying the Units being sold in the Proposed Offering, except that the Private Warrants and the Class A common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company may redeem the Public Warrants (except with respect to the Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	at any time during the exercise period;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•	if, and only if, the last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

FORUM MERGER CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 17, 2016 (INCEPTION) THROUGH DECEMBER 31, 2016

•	If, and only if, there is a current registration statement in effect with respect to the shares of Class A common stock underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

FORUM MERGER CORPORATION

CONDENSED BALANCE SHEETS

	September 30, 2017	December 31, 2016
	(Unaudited)
ASSETS
Current Assets
Cash	$337,067	$25,000
Prepaid expenses	77,773	—

Total Current Assets	414,840	25,000

Deferred offering costs	—	13,491
Cash and marketable securities held in Trust Account	174,964,734	—

Total Assets	$175,379,574	$38,491

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$52,549	$2,092
Income taxes payable	169,029	—
Advances from related parties	1,962	13,491

Total Liabilities	223,540	15,583

Commitments

Common stock subject to possible redemption, 16,775,903 and -0- shares at redemption value as of September 30, 2017 and December 31, 2016, respectively	170,156,033	—

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 authorized; none issued and outstanding	—	—
Class A Common stock, $0.0001 par value; 40,000,000 shares authorized; 1,269,097 and -0- shares issued and outstanding (excluding 16,775,903 and -0- shares subject to possible redemption) as of September 30, 2017 and December 31, 2016, respectively	127	—
Class F Common stock, $0.0001 par value; 5,000,000 shares authorized; 4,312,500 shares issued and outstanding as of September 30, 2017 and December 31, 2016	431	431
Additional paid-in capital	4,665,985	24,569
Retained earnings/(Accumulated deficit)	333,458	(2,092)

Total Stockholders’ Equity	5,000,001	22,908

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$175,379,574	$38,491

The accompanying notes are an integral part of the unaudited condensed financial statements.

FORUM MERGER CORPORATION

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2017
Operating costs	$104,290	$235,155

Loss from operations	(104,290)	(235,155)

Other income:
Interest income	405,853	732,299
Unrealized gain on marketable securities held in Trust Account	56,174	7,435

Other income, net	462,027	739,734

Income before taxes	357,737	504,579
Provision for income taxes	(119,103)	(169,029)

Net income	$238,634	$335,550

Weighted average shares outstanding, basic and diluted(1)	5,560,769	4,864,925

Basic and diluted net loss per common share	$(0.01)	$(0.04)

(1)	Excludes an aggregate of up to 16,775,903 shares subject to redemption at September 30, 2017.

The accompanying notes are an integral part of the unaudited condensed financial statements.

FORUM MERGER CORPORATION

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

NINE MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited)

	Class A Common Stock		Class F Common Stock		Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance—January 1, 2017	—	$—	4,312,500	$431	$24,569	$(2,092)	$22,908
Sale of 17,250,000 Units, net of underwriters discount and offering expenses	17,250,000	1,725	—	—	168,570,851	—	168,572,576
Sale of 622,500 Placement Units	622,500	62	—	—	6,224,938	—	6,225,000
Issuance of 172,500 Representative Shares	172,500	17	—	—	(17)	—	—
Common stock subject to redemption	(16,775,903)	(1,677)	—	—	(170,154,356)	—	(170,156,033)
Net income	—	—	—	—	—	335,550	335,550

Balance—September 30, 2017	1,269,097	$127	4,312,500	$431	$4,665,985	$333,458	$5,000,001

The accompanying notes are an integral part of the unaudited condensed financial statements.

FORUM MERGER CORPORATION

CONDENSED STATEMENT OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited)

Cash Flows from Operating Activities:
Net income	$335,550
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(732,299)
Unrealized gain on marketable securities held in Trust Account	(7,435)
Changes in operating assets and liabilities:
Prepaid expenses	(77,773)
Accounts payable and accrued expenses	50,457
Income taxes payable	169,029

Net cash used in operating activities	(262,471)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(174,225,000)

Net cash used in investing activities	(174,225,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	169,050,000
Proceeds from sale of Placement Units	6,225,000
Payment of offering costs	(463,933)
Advances from related parties	204,923
Repayment of advances from related parties	(216,452)

Net cash provided by financing activities	174,799,538

Net Change in Cash	312,067
Cash—Beginning	25,000

Cash—Ending	$337,067

Non-Cash investing and financing activities:
Offering costs charged to additional paid in capital	$217,612

Initial classification of common stock subject to possible redemption	$169,819,829

Change in value of common stock subject to possible redemption	$336,204

The accompanying notes are an integral part of the unaudited condensed financial statements.

FORUM MERGER CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2017

(Unaudited)

NOTE 1—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Forum Merger Corporation (the “Company”), is a blank check company incorporated in Delaware on November 17, 2016. The Company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets that the Company has not yet identified (a “Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses in the United States.

At September 30, 2017, the Company had not yet commenced operations. All activity through September 30, 2017 relates to the Company’s formation and its Initial Public Offering, which is described below, and identifying a target company for a Business Combination.

The registration statements for the Company’s initial public offering (“Initial Public Offering”) were declared effective on April 6, 2017. On April 12, 2017, the Company consummated the Initial Public Offering of 15,000,000 units (“Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), generating gross proceeds of $150,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 555,000 units (the “Placement Units”) at a price of $10.00 per Unit in a private placement to the Company’s sponsor, Forum Investor I, LLC (the “Sponsor”), generating gross proceeds of $5,550,000, which is described in Note 4. In addition, at the closing of the Initial Public Offering, the Company issued 150,000 shares of Class A common stock (the “Representative Shares”) to the underwriter and certain other related parties.

Following the closing of the Initial Public Offering on April 12, 2017, an amount of $151,500,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Placement Units was placed in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.

On April 18, 2017, in connection with the underwriters’ exercise of their over-allotment option in full, the Company consummated the sale of an additional 2,250,000 Units, and the sale of an additional 67,500 Placement Units at $10.00 per Unit, generating total gross proceeds of $23,175,000. In addition, the Company issued an additional 22,500 Representative Shares to the underwriters for no additional consideration (see Note 3 and Note 4). Following the closing, an additional $22,725,000 of net proceeds ($10.10 per Unit) was placed in the Trust Account, resulting in $174,225,000 ($10.10 per Unit) held in the Trust Account).

Transaction costs amounted to $3,927,424, consisting of $3,450,000 of underwriting fees and $477,424 of Initial Public Offering costs. As of September 30, 2017, $337,067 of cash was held outside of the Trust Account and was available for working capital purposes.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least

FORUM MERGER CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2017

(Unaudited)

80% of the balance in the Trust Account (net of taxes payable) at the time of the signing of a definitive agreement in connection with a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account ($10.10 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), Placement Shares (as defined in Note 4) and any Public Shares held by it in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions in connection with a Business Combination pursuant to the tender offer rules, the Company’s Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to an aggregate of 20% or more of the Class A common stock sold in the Initial Public Offering.

The Company will have until 24 months from the closing of the Initial Public Offering to consummate its Business Combination (the “Combination Period”). If the Company is unable to consummate a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purposes of winding up of its affairs; (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable and up to $100,000 of dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors,

FORUM MERGER CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2017

(Unaudited)

proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law.

The Sponsor has agreed to (i) waive its conversion rights with respect to its Founder Shares, Placement Shares and Public Shares in connection with the consummation of a Business Combination, (ii) to waive its rights to liquidating distributions from the Trust Account with respect to its Founder Shares and Placement Shares if the Company fails to consummate a Business Combination within the Combination Period and (iii) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their shares in conjunction with any such amendment. However, the Sponsor will be entitled to liquidating distributions with respect to any Public Shares acquired if the Company fails to consummate a Business Combination or liquidates within the Combination Period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the $10.10 per Unit in the Initial Public Offering. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s prospectus as filed with the SEC and declared effective on April 12, 2017, as well as the Company’s Current Report on Form 8-K, as filed with the SEC on April 18, 2017. The interim results for the three and nine months ended September 30, 2017 are not necessarily indicative of the results to be expected for the year ended December 31, 2017 or for any future interim periods.

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NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2017

(Unaudited)

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2017 and December 31, 2016.

Cash and marketable securities held in Trust Account

At September 30, 2017, the assets held in the Trust Account were held in cash and U.S. Treasury Bills.

Common stock subject to possible redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

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NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

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(Unaudited)

Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2017, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Offering costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs amounting to $3,927,424 were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740 “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of September 30, 2017 and December 31, 2016, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net loss per common share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share.” Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Shares of common stock subject to possible redemption at September 30, 2017, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic income per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of (1) warrants sold in the Initial Public Offering and private placement to purchase 8,936,250 shares of Class A common stock, (2) rights sold in the Initial Public Offering and private placement that convert into 1,787,250 shares of Class A common stock, and (3) 1,125,000 shares of Class A common stock,

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NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

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(Unaudited)

warrants to purchase 562,500 shares of Class A common stock and rights that convert into 112,500 shares of Class A common stock in the unit purchase option sold to the underwriter, in the calculation of diluted income per share, since the exercise of the warrants and the conversion of the rights into shares of common stock is contingent upon the occurrence of uncertain future events. As a result, diluted income per common share is the same as basic income per common share for the periods.

Reconciliation of net loss per common share

The Company’s net income is adjusted for the portion of income that is attributable to common stock subject to redemption, as these shares only participate in the income of the Trust Account and not the losses of the Company. Accordingly, basic and diluted loss per common share is calculated as follows:

	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2017
Net income	$238,634	$335,550
Less: Income attributable to ordinary shares subject to redemption	(280,292)	(550,362)

Adjusted net loss	$(41,658)	$(214,812)

Weighted average shares outstanding, basic and diluted	5,560,769	4,864,925

Basic and diluted net loss per ordinary share	$(0.01)	$(0.04)

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At September 30, 2017 and December 31, 2016, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3—INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 17,250,000 Units at a purchase price of $10.00 per Unit, inclusive of 2,250,000 Units sold to the underwriters on April 18, 2017 upon the underwriters’ election to fully exercise their over-allotment option. Each Unit consists of one share of Class A common stock, one right (“Public Right”) and one-half of one warrant (“Public Warrant”). Each Public Right will convert into one-tenth (1/10) of one share of Class A common stock upon consummation of a Business Combination (see Note 7). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 (see Note 7). No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants trade.

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NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2017

(Unaudited)

NOTE 4—PRIVATE PLACEMENT

Simultaneously with the Initial Public Offering, the Sponsor purchased an aggregate of 555,000 Placement Units at a price of $10.00 per Unit, (or an aggregate purchase price of $5,550,000). In addition, on April 18, 2017, the Company consummated the sale of an additional 67,500 Placement Units at a price of $10.00 per Unit, which were purchased by the Sponsor, generating gross proceeds of $675,000. Each Placement Unit consists of one share of Class A common stock (“Placement Share”), one right (“Placement Right”) and one-half of one warrant (each, a “Placement Warrant”) to purchase one share of the Class A common stock at an exercise price of $11.50 per share. The proceeds from the Placement Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Placement Rights and Placement Warrants will expire worthless.

The Placement Units are identical to the Units sold in the Initial Public Offering except that the Placement Warrants (i) are not redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. In addition, the Placement Units and their component securities may not be transferable, assignable or salable until 30 days after the consummation of a Business Combination, subject to certain limited exceptions.

NOTE 5—RELATED PARTY TRANSACTIONS

Founder Shares

On December 28, 2016, the Company issued an aggregate of 3,593,750 shares of Class F common stock to the Sponsor (“Founder Shares”) for an aggregate purchase price of $25,000. The Founder Shares will automatically convert into Class A common stock upon the consummation of a Business Combination on a one-for-one basis, subject to adjustments, as described in Note 7. On April 6, 2017, the Company effectuated a 1.2-for-1 stock dividend of its Class F common stock resulting in an aggregate of 4,312,500 Founder Shares outstanding. All share and per share amounts have been retroactively restated to reflect the stock dividend.

The 4,312,500 Founder Shares included an aggregate of up to 562,500 shares which were subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part so that the Sponsor would own, on an as-converted basis, 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering (excluding the Placement Shares and Representative Shares). As a result of the underwriters’ election to exercise their over-allotment option in full on April 18, 2017, 562,500 Founder Shares are no longer subject to forfeiture.

The Sponsor has agreed that, subject to certain limited exceptions, 50% of its Founder Shares will not be transferred, assigned or sold until one year after the date of the consummation of a Business Combination or earlier if, subsequent to a Business Combination, the last sales price of the Company’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 150 days after a Business Combination, and the remaining 50% of its Founder Shares will not be transferred, assigned or sold until one year after the date of the consummation of a Business Combination.

Related Party Advances

During the nine months ended September 30, 2017, the Sponsor advanced the Company an aggregate of $204,923 for costs associated with the Initial Public Offering and for working capital purposes. The advances are

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NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2017

(Unaudited)

non-interest bearing, unsecured and due on demand. As of September 30, 2017, the Company has repaid $216,452 of such advances. There were $1,962 and $13,491 of advances outstanding as of September 30, 2017 and December 31, 2016, respectively.

Administrative Services Agreement

The Company entered into an agreement whereby, commencing on April 7, 2017 through the earlier of the consummation of a Business Combination or the Company’s liquidation, the Company will pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and administrative support. For the three and nine months ended September 30, 2017, the Company incurred $30,000 and $60,000 in fees for these services, respectively, of which $41,137 is included in accounts payable and accrued expenses in the accompanying condensed balance sheet at September 30, 2017.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, the Company’s officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into Units at a price of $10.00 per Unit. The Units would be identical to the Placement Units. There were no Working Capital Loans outstanding as of September 30, 2017.

NOTE 6—COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a registration rights agreement entered into on April 6, 2017, the holders of the Founder Shares, Placement Units (and their underlying securities), Representative Shares, the underlying securities in the unit purchase option, and any Units that may be issued upon conversion of the Working Capital Loans (and their underlying securities) are entitled to registration rights. The holders of a majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriters Agreement

The Company granted the underwriters a 45-day option to purchase up to 2,250,000 additional Units to cover over-allotments at the Proposed Offering price, less the underwriting discounts and commissions. On April 18, 2017, the underwriters elected to exercise their over-allotment option in full to purchase 2,250,000 Units at a purchase price of $10.00 per Unit.

The underwriters were paid a cash underwriting discount of two percent (2.0%) of the gross proceeds of the Initial Public Offering, or $3,450,000.

At the closing of the Initial Public Offering, the Company issued the underwriter and its designees 150,000 Representative Shares for no additional consideration. In addition, on April 18, 2017, as a result of the

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NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

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(Unaudited)

underwriters’ election to exercise their over-allotment option in full, the Company issued an additional 22,500 Representative Shares to the underwriters for no additional consideration. The Company accounted for the Representative Shares as an expense of the Initial Public Offering, resulting in a charge directly to stockholders’ equity. The Company determined the fair value of Representative Shares to be $1,725,000 based upon the offering price of the Units of $10.00 per Unit. The underwriter has agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the underwriter and its designees have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the date of the Initial Public Offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the Initial Public Offering except to any underwriter and selected dealer participating in the Proposed Offering and their bona fide officers or partners.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital, Inc. (“EBC”) as an advisor in connection with a Business Combination to assist the Company in holding meetings with its shareholders to discuss a potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing securities, assist the Company in obtaining shareholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with a Business Combination. The Company will pay EBC a cash fee for such services upon the consummation of a Business Combination in an amount equal to $6,037,500 (exclusive of any applicable finders’ fees which might become payable). The Company will have the right to pay up to 25% of such amount to EBC in shares of restricted stock (valued at $10.10 per share) or to another FINRA member firm retained by the Company to assist the Company in connection with a Business Combination.

Unit Purchase Option

On April 6, 2017, the Company sold to the underwriter (and/or its designees), for $100, an option to purchase up to 1,125,000 Units exercisable at $10.00 per Unit (or an aggregate exercise price of $11,250,000) commencing on the later of the first anniversary of the effective date of the registration statement related to the Initial Public Offering and the consummation of a Business Combination. The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the effective date of the registration statement related to the Initial Public Offering. The Units issuable upon exercise of this option are identical to those offered in the Initial Public Offering. The Company accounted for the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Initial Public Offering resulting in a charge directly to stockholders’ equity. The Company estimated the fair value of this unit purchase option to be approximately $3,782,546 (or $3.36 per Unit) using the Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.81% and (3) expected life of five years. The option and such units purchased pursuant to the option, as well as the common stock underlying such units, the rights included in such units, the common stock that is issuable for the rights included in such units, the warrants included in such units, and the shares underlying such warrants, have been deemed compensation by

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NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2017

(Unaudited)

FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA’s NASDAQ Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or the Company’s recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

NOTE 7—STOCKHOLDERS’ EQUITY

Preferred Stock—The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At September 30, 2017 and December 31, 2016, there were no shares of preferred stock issued or outstanding.

Class A Common Stock—The Company is authorized to issue 40,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. At September 30, 2017 and December 31, 2016, there were 1,269,097 and -0- shares of Class A common stock issued and outstanding, respectively (excluding 16,775,903 and -0- shares of common stock subject to possible redemption).

Class F Common Stock—The Company is authorized to issue 5,000,000 shares of Class F common stock with a par value of $0.0001 per share. Holders of the Company’s Class F common stock are entitled to one vote for each share. At September 30, 2017 and December 31, 2016, there were 4,312,500 shares of Class F common stock issued and outstanding.

The shares of Class F common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment as follows. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering in connection with the closing of a Business Combination, the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of common stock outstanding upon completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination or pursuant to Units (and their underlying securities) issued to the Sponsor upon conversion of Working Capital Loans, after taking into account any shares of Class A common stock redeemed in connection with a Business Combination.

Holders of Class A common stock and Class F common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.

Rights—Each holder of a right will receive one-tenth (1/10) of one share of common stock upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in

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NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

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(Unaudited)

connection with a Business Combination. No fractional shares will be issued upon exchange of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis and each holder of a right will be required to affirmatively covert its rights in order to receive 1/10 share underlying each right (without paying additional consideration). The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Warrants—Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if a registration statement covering the shares of Class A common stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Private Warrants will be identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Warrants and the Class A common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

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NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2017

(Unaudited)

The Company may redeem the Public Warrants (except with respect to the Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	at any time during the exercise period;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•	if, and only if, the last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

•	If, and only if, there is a current registration statement in effect with respect to the shares of Class A common stock underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

NOTE 8—FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

FORUM MERGER CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2017

(Unaudited)

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2017 and December 31, 2016, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	September 30, 2017	December 31, 2016
Assets:
Cash and marketable securities held in Trust Account	1	$174,964,734	$—

NOTE 9—SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

C1 Investment Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of C1 Investment Corp. and Subsidiaries (the Company) as of December 31, 2016 and 2015 and the related consolidated statements of income, stockholders’ equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C1 Investment Corp. and Subsidiaries as of December 31, 2016 and 2015 and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ RSM US LLP

Minneapolis, Minnesota

March 27, 2017

C1 INVESTMENT CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As of December 31,		As of September 30, 2017
	2015	2016
			(unaudited)
Assets
Current Assets
Cash	$15,307	$9,632	$7,683
Trade accounts receivables, less allowances	175,822	180,160	235,541
Inventories	11,347	12,127	23,101
Prepaid expenses	2,576	3,373	9,851
Deferred customer support contract costs	18,676	19,779	23,044
Prepaid income tax	—	—	2,660

Total current assets	223,728	225,071	301,880

Other Assets
Goodwill	244,351	258,570	308,893
Finite-life intangibles, net	169,642	134,620	148,955
Property and equipment, net	12,143	15,355	41,830
Deferred customer support contract costs, noncurrent	1,224	805	800
Deferred offering costs	—	1,839	2,618

Total other assets	427,360	411,189	503,096

Total assets	$651,088	$636,260	$804,976

Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities
Current maturities of term debt	$2,404	$3,324	$5,050
Accounts payable	106,522	95,824	142,007
Customer deposits	13,224	14,144	19,316
Accrued compensation	23,957	23,382	17,281
Accrued other	8,348	11,101	17,107
Income tax payable	4,625	4,151	—
Deferred revenue	39,080	41,876	49,525

Total current liabilities	198,160	193,802	250,286

Long-term Liabilities
Long-term debt, net of debt issuance costs and current maturities	314,508	388,964	514,503
Deferred income taxes	41,754	37,841	33,850
Long-term income tax payable	1,331	1,567	1,846
Deferred revenue and other long-term liabilities	2,119	1,326	4,780

Total long-term liabilities	359,712	429,698	554,979

Commitments and Contingencies

Stockholders’ Equity (Deficit)
Class A common stock, $0.0001 par value; 106,000,000 shares authorized; 89,862,276 shares issued and outstanding as of December 31, 2015 and 2016; 89,766,294 shares issued and outstanding as of September 30, 2017 (unaudited)	9	9	9
Class B convertible common stock, $0.0001 par value; 16,000,000 nonvoting shares authorized; 14,701,748 nonvoting shares issued and outstanding as of December 31, 2015 and 2016; 14,830,683 shares issued and outstanding as of September 30, 2017 (unaudited)	1	1	1
Subscription receivable from related party	—	—	(1,805)
Additional paid-in capital	90,235	10,367	12,693
Retained earnings (accumulated deficit)	2,971	2,383	(11,187)

Total stockholders’ equity (deficit)	93,216	12,760	(289)

Total liabilities and stockholders’ equity (deficit)	$651,088	$636,260	$804,976

See accompanying notes to consolidated financial statements.

C1 INVESTMENT CORP.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share data)

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
Revenue
Technology offerings	$297,481	$439,804	$333,239	$315,201
Services	303,983	375,805	271,842	304,499

Total revenue	601,464	815,609	605,081	619,700

Cost of revenue
Technology offerings	220,377	333,082	254,532	245,732
Services	187,641	233,283	170,274	191,965

Total cost of revenue	408,018	566,365	424,806	437,697

Gross profit
Technology offerings	77,104	106,722	78,707	69,469
Services	116,342	142,522	101,568	112,534

Gross profit	193,446	249,244	180,275	182,003

Operating expenses
Sales and marketing	96,578	128,733	93,998	93,904
General and administrative	36,955	40,262	30,081	36,989
Transaction costs	5,678	6,055	5,137	5,955
Depreciation and amortization	23,520	27,692	20,697	23,112

Total operating expenses	162,731	202,742	149,913	159,960

Operating income	30,715	46,502	30,362	22,043

Other (income) expense
Interest income	(26)	(11)	(6)	(51)
Interest expense	23,072	31,438	18,829	41,553
Other expense, net	72	10	1	49

Interest expense and other, net	23,118	31,437	18,824	41,551

Income (loss) before income taxes	7,597	15,065	11,538	(19,508)
Income tax expense (benefit)	3,574	6,716	5,352	(6,323)

Net income (loss)	$4,023	$8,349	$6,186	$(13,185)

Net income (loss) per share attributable to Class A common stockholders, basic and diluted	$0.04	$0.09	$0.07	$(0.15)

Cash dividends per share of Class A common stock	$—	$1.00	$—	$—

See accompanying notes to consolidated financial statements.

C1 INVESTMENT CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share data)

	Class A Common Stock		Class B Common Stock		Subscription Receivable	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2014	89,883,258	$9	13,142,461	$1	—	$90,007	$(1,052)	$88,965
Common shares issued upon exercise of options	—	—	1,961,124	—	—	20	—	20
Repurchase of shares	(20,982)	—	(401,837)	—	—	(25)	—	(25)
Stock-based compensation expense	—	—	—	—	—	233	—	233
Net income	—	—	—	—	—	—	4,023	4,023

Balance at December 31, 2015	89,862,276	$9	14,701,748	$1	—	90,235	$2,971	$93,216
Stock-based compensation expense	—	—	—	—	—	1,057	—	1,057
Dividends paid	—	—	—	—	—	(80,925)	(8,937)	(89,862)
Net income	—	—	—	—	—	—	8,349	8,349

Balance at December 31, 2016	89,862,276	$9	14,701,748	$1	—	$10,367	$2,383	$12,760
Common shares issued upon exercise of options	—	—	530,772	—	(1,805)	1,805	—	—
Repurchase of shares	(95,982)	—	(401,837)	—	—		(385)	(385)
Stock-based compensation expense	—	—	—	—	—	521	—	521
Net loss	—	—	—	—	—	—	(13,185)	(13,185)

Balance at September 30, 2017 (unaudited)	89,766,294	$9	14,830,683	$1	$(1,805)	$12,693	$(11,187)	$(289)

See accompanying notes to consolidated financial statements.

C1 INVESTMENT CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
Cash Flows from Operating Activities
Net income (loss)	$4,023	$8,349	$6,186	$(13,185)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment in operating expenses	3,273	5,236	3,871	5,221
Depreciation of property and equipment in cost of revenue	338	878	436	1,112
Amortization of finite-life intangibles	20,247	22,456	16,826	17,891
Loss on disposals of property and equipment	97	11	16	49
Deferred income taxes	(2,917)	(4,065)	(4,109)	(3,991)
Amortization of debt issuance costs	2,028	2,412	1,594	2,205
Loss on extinguishment of debt	—	2,747	—	13,638
Stock-based compensation expense	233	1,057	883	521
Changes in assets and liabilities, net of business acquisitions in 2015 and 2017:
Trade accounts receivable	(32,145)	(5,530)	2,523	(5,684)
Inventories	(3,665)	(780)	(2,244)	4,475
Prepaid expenses and deferred customer support contract costs	(7,652)	(1,490)	3,351	8,739
Income tax receivable	4,419	17	18	2
Accounts payable and accrued expenses	12,928	(11,112)	(19,921)	(22,028)
Customer deposits	(2,384)	920	2,256	(2,522)
Income tax payable	5,301	(257)	2,090	(6,618)
Deferred revenue and other long-term liabilities	10,346	2,007	(3,378)	(6,479)

Net cash provided by (used in) operating activities	14,470	22,856	10,398	(6,654)

Cash Flows from Investing Activities
Purchases of property and equipment	(5,476)	(9,272)	(6,605)	(7,251)
Acquisitions of businesses, net of cash acquired	(67,047)	247	247	(97,543)

Net cash used in investing activities	(72,523)	(9,025)	(6,358)	(104,794)

Cash Flows from Financing Activities
Proceeds from term notes, less discount	49,750	88,650	—	510,138
Dividends paid	—	(89,862)	—	—
Proceeds from revolving credit agreement	20,000	42,000	43,000	84,000
Repayment of revolving credit agreement	(10,000)	(52,000)	(53,000)	(58,000)
Repurchase of common stock	(25)	—	—	(385)
Payment of deferred financing costs	(1,168)	(3,966)	—	(6,513)
Payment of extinguishment charges	—	(1,470)	—	(3,353)
Deferred offering costs	—	(224)	—	(1,175)
Payment on long-term debt	(2,279)	(2,634)	(1,803)	(415,213)
Proceeds received from stock option exercises	20	—	—	—

Net cash provided by (used in) financing activities	56,298	(19,506)	(11,803)	109,499

Net decrease in cash	(1,755)	(5,675)	(7,763)	(1,949)
Cash
Beginning	17,062	15,307	15,307	9,632

Ending	$15,307	9,632	$7,544	$7,683

Supplemental disclosures of cash flow information
Cash payments for interest	$20,870	$27,650	$11,450	$27,712

Cash payments for income taxes	$2,812	$11,021	$5,796	$4,272

Supplemental disclosures of noncash investing and financing activities
Deferred offering costs in accounts payable and accrued expenses	$—	$1,615	$—	$1,219

Deferred financing costs in accounts payable and accrued expenses	$—	$363	$—	$—

Property and equipment purchases financed with accounts payable	$170	$235	$121	$163

Contingent consideration for business acquisition	$—	$—	$—	$4,000

See accompanying notes to consolidated financial statements.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies

Description of the Company

C1 Investment Corp. and its wholly owned subsidiary, C1 Intermediate Corp., are Delaware corporations that were incorporated to complete the 2014 acquisition of ConvergeOne Holdings Corp. (“Holdings”) and its consolidated subsidiaries by Clearlake Capital Group, L.P. (“Clearlake”).

Nature of Business

The Company is a leading IT services provider of collaboration and technology solutions for large and medium enterprises. The Company serves clients through its comprehensive engagement model which includes the full lifecycle of services from consultation through implementation, optimization, and ongoing support services. The Company provides innovative and sophisticated services, including professional and managed, cloud and maintenance services, and complex multi-vendor technology offerings to its clients. The Company’s core technology markets are (1) collaboration and (2) enterprise networking, data center, cloud, and security.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of the parent company, C1 Investment Corp., and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidation.

Holdings is the parent company of ConvergeOne, Inc. (“ConvergeOne”), formerly North American Communications Resource, Inc. (“NACR”), ConvergeOne Solutions, Inc. (“Solutions”), Spanlink Communications, Inc. (“Spanlink”), S1 IT Solutions, Inc. (“S1”), ConvergeOne Technology Consulting, Inc. (“CTCI”), Sunturn, Inc. (“Sunturn”), MSN Communications, Inc. (“MSN”), SIGMAnet, Inc. (“SIGMAnet”), Annese & Associates, Inc. (“Annese”), SPS Holdco, LLC (“SPS”), and RGTS, Inc. (“RGTS”). On September 30, 2014, Holdings acquired all issued and outstanding stock of Spanlink. On May 16, 2015, Solutions was formed as a wholly owned subsidiary of Holdings. On May 19, 2015, NACR acquired all issued and outstanding stock of Sunturn, and Solutions acquired all issued and outstanding stock of MSN. On December 4, 2015, Solutions acquired all issued and outstanding stock of SIGMAnet. On July 14, 2017, ConvergeOne acquired all issued and outstanding stock of SPS. On September 15, 2017, ConvergeOne acquired all issued and outstanding stock of Rockefeller Group Technology Solutions, Inc., which was parent company of seven separate legal entities. These business acquisitions are described in Note 2—Business Acquisitions.

Immediately following the acquisition of Rockefeller Group Technology Solutions, Inc., the name of the Company was legally changed to RGTS, Inc., and the separate legal entities were merged into one of two surviving companies, either RGTS, the parent company, or RGT Utilities, Inc.

On December 31, 2015, the Company executed a series of mergers designed to simplify its legal structure. Sunturn was merged into NACR; S1, CTCI, and Spanlink were merged into Solutions; and Solutions was merged into NACR. On January 1, 2016, NACR’s name was legally changed to ConvergeOne, Inc. SIGMAnet was merged into ConvergeOne, Inc. on March 31, 2017.

References to “the Company,” “we,” “us,” “our,” and similar words refer to C1 Investment Corp. and all of the consolidated subsidiaries, unless specifically noted otherwise.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2017, the consolidated statements of income and cash flows for the nine months ended September 30, 2016 and 2017, the consolidated

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

statement of stockholders’ equity (deficit) for the nine months ended September 30, 2017, and the related footnote disclosures, or collectively, the unaudited interim consolidated financial statements, are unaudited. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly its consolidated financial position as of September 30, 2017 and its results of operations and cash flows for the nine months ended September 30, 2016 and 2017. The results for the nine months ended September 30, 2016 and 2017 are not necessarily indicative of the results expected for the full fiscal year or any other period.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters including, but not limited to, revenue recognition, the fair value of assets acquired and liabilities assumed in business combinations, evaluation of goodwill and long-lived assets for impairment, stock-based compensation, partner funding, income tax measurement, and provisions for doubtful accounts.

Significant Accounting Policies

A summary of the Company’s significant accounting policies follows:

Revenue Recognition

Products, installation and maintenance services are typically sold as a bundled arrangement containing multiple deliverables of new and/or refurbished hardware, software and professional services associated with installing, maintaining and managing the business communications systems. Revenue from multiple-element arrangements is allocated to the various elements based on the relative selling price of the elements, and each element is considered a separate accounting unit, with recognition of revenue based on the criteria met for the individual element of the multiple-element arrangement. When available, the Company uses vendor-specific objective evidence, or VSOE, to determine the selling price of a unit of accounting. If VSOE does not exist, the Company uses third-party evidence of the selling price for similar products and services. For units of accounting in which there is no VSOE or third-party evidence of selling price, the best estimate of selling price is used. The Company determines best estimate of selling price using a cost plus margin approach.

Technology Offerings Revenue

Revenue for hardware and software: The Company sells communication products, which consist of hardware and essential software. The software and hardware are necessary to deliver the essential functionality of the communication products. Revenue from the sale of hardware and software products is generally recognized on a gross basis with the sales price to the customer recorded as revenue and the acquisition cost of the product recorded as cost of revenue, net of certain partner funding. Revenue is recognized when the title and risk of loss are passed to the customer, there is persuasive evidence of an arrangement for sale, the sales price is fixed and determinable, and collectability is reasonably assured. Hardware and software items can be delivered to customers in a variety of ways including as physical products shipped from our warehouses, via drop-shipment by the vendor or distributor or via electronic delivery for software licenses.

The Company maintains an estimate for sales returns and credit losses based on historical experience. The Company’s vendor partners provide limited warranties to our customers on equipment sold.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

Sales Taxes. The Company records sales and use taxes collected from customers for remittance to governmental authorities on a net basis within the Company’s consolidated statements of income.

Shipping and Freight. Shipping and freight costs billed to customers are recognized within revenue with the related shipping and freight costs incurred by the Company recorded as a cost of revenue.

Services Revenue

Revenue for Professional Services. Revenue from professional services, which includes the design, configuration, installation and integration of business communication and data systems, is recognized as the services are performed or as all obligations have been substantially met.

Revenue for Managed, Cloud and Maintenance Services. Revenue for managed services, which are for agreements of one year or greater for more than one service offering, is recognized on a straight-line basis over the term of the arrangement, which is consistent with the timing of services rendered. Payments received and billings in advance for these services are initially recorded as deferred revenue and recognized over the period services are provided. The Company incurs external costs associated with professional and managed services, primarily related to purchasing maintenance support contracts with third party manufacturers and software licenses, which are generally prepaid. These costs, associated with maintenance contracts where we have an obligation to perform services, are incurred specifically to assist the Company in rendering services to its customers and are recorded as deferred customer support contract costs at the time the costs are incurred. The costs are amortized to expense as a cost of revenue—services on a straight-line basis over the period during which the Company fulfills its performance obligation.

The Company considers the principal versus agent accounting guidance to determine if the Company is the primary obligor in the arrangement and if revenue should be recognized gross or net of the associated costs. Applying the principal versus agent accounting guidance is a matter of judgment based on consideration of several factors and indicators.

Revenue from the sale of third-party retail maintenance contracts is recognized net of the related cost of revenue. In third-party retail maintenance contracts, all services are provided by third-party providers and, as a result, the Company concluded that it is acting as an agent and is not considered the primary obligor. As the Company is under no obligation to perform additional services, revenue is recognized net at the time of sale.

Revenue from the sale of third-party wholesale maintenance contracts is recognized on a gross basis at the time of sale with the selling price to the customer recorded as revenue and the acquisition cost recorded as cost of revenue. Based upon the evaluation of indicators for net and gross reporting, the Company has concluded that it is acting as a principal in these contracts.

Cash

The Company maintains its cash in bank deposit and money market accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company’s cash management program utilizes zero balance accounts and overnight money market investments. The Company does not have any compensating balance requirements.

Trade Accounts Receivable

Accounts receivable are carried at the original invoice amount less an estimate made for doubtful receivables. Management determines the allowances by regularly evaluating individual customer receivables and considering a customer’s financial condition and credit history. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

Inventories

Inventories, consisting primarily of communication products, are valued at the lower of cost, determined by the specific-identification method and average cost, or market. The Company evaluates inventories for excess, aging, obsolescence or other factors that affect net realizable value. Write-downs have historically not been material for any of the periods presented.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of five to 10 years for furniture, fixtures and equipment, and three years for software. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Depreciation of certain equipment and software directly utilized in support of cloud and managed services contracts is included in cost of service revenue within the Company’s consolidated statements of operations. All other depreciation and amortization are recorded in depreciation and amortization within operating expenses in the Company’s consolidated statements of operations.

Finite-life Intangible Assets

Finite-life intangible assets include customer relationships, trademarks, noncompetition agreements, and internally developed software. These intangible assets are amortized over the estimated period during which the asset is expected to contribute directly or indirectly to future cash flows.

Impairment of Long-lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances exist that indicate the carrying amount of an asset or asset group may not be recoverable. The recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset or asset group to the future undiscounted cash flows expected to be generated by that asset group. If the asset or asset group is considered to be impaired, an impairment loss would be recorded to adjust the carrying amounts to the estimated fair value. Management has determined that no impairment of long-lived assets exists, and accordingly, no adjustments to the carrying amounts of the Company’s long-lived assets have been made for the periods presented.

Goodwill

The Company records goodwill when the purchase price of a business acquisition exceeds the fair value of net tangible and identifiable intangible assets acquired in a business acquisition. Goodwill is assessed for impairment annually, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. The Company has determined that it operates its business in one operating segment and one reporting unit and has selected October 1 as the date to perform its annual impairment test.

The Company performs either a qualitative or quantitative assessment to determine if the fair value of its reporting unit exceeds its carrying value. The qualitative goodwill impairment assessment requires evaluating factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. As part of our goodwill qualitative assessment process, we evaluate various factors that are specific to the reporting unit that include, but are not limited to, macroeconomic conditions, industry and market considerations and the overall financial performance of the Company.

When performing the quantitative assessment to calculate the fair value of a reporting unit, we consider both comparative market multiples as well as estimated discounted cash flows for the reporting unit. The significant

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

estimates and assumptions include, but are not limited to, revenue growth rates, operating margins, and future economic and market conditions. The discount rates are based upon the reporting unit’s weighted-average cost of capital. If an impairment is identified, the second step is to measure the impairment loss by comparing the implied fair value of goodwill with the carrying value of the goodwill for the reporting unit.

The Company performed its annual test in 2016 using a qualitative assessment and determined that it was not more likely than not that the fair value of its reporting unit was less than its carrying amount. Therefore, the Company did not complete a quantitative analysis and concluded that there was no goodwill impairment during any of the periods presented. The Company believes the qualitative factors considered in the impairment analysis are reasonable, however, significant changes in any one of its assumptions could produce a different result and result in impairment charges that could be material to its consolidated financial statements.

Debt Issuance Costs

Debt issuance costs arising from the Company’s borrowings and credit agreements are amortized using the effective interest rate method over the term of the related debt financing. See Note 6—Debt. Debt issuance costs are presented on a net basis along with the associated debt obligation in the consolidated balance sheets.

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as other assets until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ equity as a reduction of additional paid-in capital. Should the equity financing not be consummated, the deferred offering costs would be expensed as a charge to operating expenses in the statement of income. As of December 31, 2016 and September 30, 2017 (unaudited), the Company had recorded $1.8 million and $2.6 million, respectively, of deferred offering costs in connection with an equity financing process. No deferred offering costs were recorded as of December 31, 2015.

Income Taxes

Income taxes are provided using an asset and liability method. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Management’s estimate of the income tax rates utilized in the calculation of the deferred income tax balances is based on historical taxable income of the Company, expected future taxable income and corresponding rates.

The Company’s operations involve dealing with uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions. The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return based on its estimate of whether, and the extent to which, additional taxes will be due. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. See Note 15—Income Taxes for further information pertaining to income taxes.

Transaction Costs

The Company presents transaction costs as a separate line item within operating expenses based on it being a material cost that varies from period to period. Transaction costs include acquisition-related expenses, including integration costs, employee retention bonuses, severance charges, advisory and due diligence fees, and transaction-related legal and accounting due diligence costs.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

Advertising Costs

The Company expenses advertising costs as incurred. During the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2016 and 2017 (unaudited), advertising costs were $1,312,000, $1,903,000, $1,384,000 and $1,219,000, respectively. These amounts were offset by partner funding earned pursuant to shared marketing expense programs recorded as a reduction of selling and administrative expenses.

Product Warranty

The Company provides limited warranties for replacement of defective products for customers who purchase certain types of maintenance support. The Company has not incurred any significant costs associated with these warranties.

Contingencies

From time to time, the Company may be involved in legal matters such as contractual disputes, employment matters, personal injury or property damage claims. While the outcome of such litigation is never certain, management believes the outcomes will not have a material adverse effect on the consolidated financial statements.

Stock-based Compensation

The Company measures and recognizes stock-based compensation expense for all stock-based awards made to employees, consultants and directors based on the fair value of the awards as of the date they were each granted and the corresponding expense is recognized over the requisite service period of the awards, both for stock options and restricted stock grants. The Company measures and recognizes stock-based compensation expense for all stock-based awards to non-employees based on the fair value of the award, which is re-measured at the end of each reporting period until vested, and the corresponding expense is recognized over the requisite service period.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock-based awards. The model utilizes the value of the Company’s common stock as well as assumptions regarding the award’s expected life, risk-free interest rate, expected volatility of the underlying stock, and expected dividends. The specific assumptions the Company uses include the following:

Fair value of the Company’s common stock. The fair value of the Company’s common stock has historically been determined by management primarily using periodic valuation studies obtained from a third-party valuation firm. In performing its valuation analysis, the valuation firm uses information provided by management and a number of assumptions based on market and economic conditions.

Expected term. We estimate the expected term using the simplified method due to the lack of historical data regarding the expected life of the awards. The simplified method calculates the expected term as the mid-point between the vesting date and the contractual expiration date of the award.

Risk-free interest rate. We use interest rates based on U.S. Treasury yields in effect at the time of grant over the expected term of the award.

Expected volatility. We use the average of the historical volatility of public companies in industries similar to the Company.

Dividends. We do not expect to pay dividends in the foreseeable future.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

The Company uses judgment in evaluating the factors used in the Black-Scholes pricing model. As a result, if factors change, stock-based compensation expense could be significantly different in the future.

Stock-based compensation expense is classified as sales and marketing expense or general and administrative expense consistent with other compensation expense associated with the award recipient. The Company has not capitalized stock-based employee compensation cost or recognized any significant tax benefits related to these costs.

Partner Funding

The Company receives payments and credits from vendors for various programs, including rebates, volume incentive programs and shared marketing expense programs. Each program varies in length and has varying conditions or achievement targets that determine the amount of consideration the Company is eligible to receive. The Company estimates and recognizes the amount of vendor consideration earned when it is probable and reasonably estimable using the information available or historical data. The Company recognizes vendor consideration as a reduction of either cost of revenue for rebates and volume incentives or operating expenses for shared marketing expenses or marketing development fund programs based on the nature of the consideration earned.

Business Combinations

The Company accounts for business combinations and acquisitions using the acquisition method. The acquisition method requires that the total purchase price of the acquired entity be allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The assets acquired include the analysis and recognition of intangible assets such as customer relationships, trade names, developed technology and contractual rights and the liabilities assumed include contractual commitments and contingencies. Any premium paid over the fair value of the net assets and liabilities acquired is recorded as goodwill in connection with a business combination. The results of operations for an acquired entity are included in the consolidated financial statements from the date of acquisition.

During the year ended December 31, 2015, the Company recorded measurement-period adjustments on a retrospective basis. Effective January 1, 2016, the Company began recording measurement-period adjustments in the period they are identified. See Recently Adopted Accounting Pronouncements below.

Fair Value Measurements

Fair value is defined under U.S. GAAP as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also provides a fair value hierarchy for valuation inputs to prioritize the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in active markets for similar assets or liabilities, or quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable or can be corroborated by observable market data for the asset or liability.

Level 3: Inputs are unobservable for the asset or liability and are supported by little or no market activity. These fair values are determined using pricing models for which the assumptions utilize management’s estimates or market participant assumptions.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

For those financial instruments with no quoted market prices available, fair value is estimated using present value calculations or other valuation methods, as well as management’s best judgment with respect to current economic conditions, including discount rates and estimates of future cash flows.

Other Comprehensive Income (Loss)

The Company did not have any components of other comprehensive income (loss) for any of the periods presented.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the two class method, which includes the weighted-average number of shares of Class A common stock and participating Class B convertible common stock outstanding during the period. In applying the two-class method, net income (loss) is allocated to both participating classes of common stock based on their respective weighted-average shares outstanding for the period. Diluted net income (loss) per share is computed using the weighted-average number of shares of common stock and dilutive potential shares of common stock outstanding during the period. Dilutive potential shares of common stock outstanding includes the dilutive effect of in-the-money service-only condition stock options. The dilutive effect of such equity-classified awards is calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options and the amount of compensation cost for future service that the Company has not yet recognized are collectively assumed to be used to repurchase shares.

Reportable Segments

Segment information is required to be presented in accordance with a “management approach,” which is the approach used by a Company’s chief operating decision-maker when reviewing operating segment information to make decisions, allocate resources and assess performance. An operating segment is defined as a component of the Company (1) that engages in business activities from which it may earn revenue and incur expense, (2) whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (3) for which discrete financial information is available. The Company has determined that it operates its business in one operating segment—see Note 16—Segment Reporting.

Recently Adopted Accounting Pronouncements

On January 1, 2016, the Company adopted Accounting Standards Update (“ASU”) 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments, which had been issued by the Financial Accounting Standards Board (“FASB”) in September 2015. The ASU eliminates the requirement for an acquirer in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on net income (loss) of any amounts they would have recorded in previous periods if the accounting had been completed at the acquisition date. See Note 2—Acquisitions for discussion of the impacts of this adoption.

On January 1, 2016, the Company adopted ASU 2015-03, Interest—Imputation of Interest (subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which had been issued by the FASB in April 2015. This new standard required that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The impact of this adoption included reclassification of the deferred financing costs (net of amortization) from other assets to a reduction in the associated debt account of $7,614,000 at December 31, 2015.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

During 2016, the Company adopted ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which had been issued by the FASB in November 2015. The ASU requires entities to classify deferred tax liabilities and assets as noncurrent in a classified statement of financial position. The Company adopted the provisions of ASU 2015-17 retrospectively in the fourth quarter of 2016. Upon adoption, $1.7 million of deferred tax assets previously classified as a component of current assets in the consolidated balance sheet as of December 31, 2015 have been reclassified as a component of long-term deferred tax liabilities. The adoption of ASU 2015-17 did not have an impact on the Company’s results of operations or cash flows.

On December 31, 2016, the Company adopted ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which had been issued by the FASB in August 2014. The ASU sets forth guidance regarding management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and provide related footnote disclosures. This standard defines the term “substantial doubt,” requires management to perform an evaluation every reporting period and provides principles for considering the mitigating effects of management’s plans. The Company’s adoption of this guidance did not have any impact on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323): Amendments to SEC Paragraphs Pursuant to Staff Announcements at the September 22, 2016 and November 17, 2016 EITF Meetings. This ASU amends the FASB Accounting Standards Codification (“ASC” or “the Codification”) for SEC staff announcements made at recent Emerging Issues Task Force meetings and is effective immediately. The new guidance is intended to provide clarity in relation to the disclosure of the impact that ASU 2014-09 and ASU 2016-02 will have on our consolidated financial statements when adopted. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of ASU 2014-09 and ASU 2016-02, which are defined below. The Company believes its disclosures below regarding the impact of recently issued accounting standards to be adopted in a future period are aligned with the guidance in the ASU.

On January 1, 2017, the Company adopted ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which restricts the valuation of inventory to the lower of cost or net realizable value, which is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation. The adoption of ASU 2015-11 did not have a material impact on the consolidated financial statements.

On January 1, 2017, the Company adopted ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which provides areas for simplification in the accounting for share-based payment transactions. Areas included for simplification include, but are not limited to, accounting for income taxes, classification of excess tax benefits on the statement of cash flows, forfeitures and minimum statutory withholding. We elected to continue estimating forfeitures of share-based awards. The adoption of ASU 2016-09 did not have a material impact on the consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a single, comprehensive model for accounting for revenue from contracts with customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 by one year, making it effective for annual reporting periods beginning after December 15, 2018 and interim periods within that fiscal year, with early adoption permitted.

The FASB has issued the following additional ASUs to amend the guidance in ASU 2014-09, all of which have effective dates concurrent with the effective date of ASU 2014-09:

(1)	In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations within the new revenue recognition standard.

(2)	In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which enhances the guidance around identifying performance obligations in customer contracts within the new revenue recognition standard.

(3)	In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-scope Improvements and Practical Expedients, which provides additional guidance around certain areas of the new revenue recognition standard. These areas include, but are not limited to, assessing the collectability criterion, presentation of sales taxes and accounting for noncash consideration.

(4)	In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which provides additional guidance around narrow areas of the new revenue recognition standard. These areas include, but are not limited to, contract costs and modifications and remaining performance obligations.

The Company does not intend to early adopt the new revenue recognition guidance and therefore all of the ASUs noted above will be effective for us for the year ending December 31, 2019. The Company expects to begin evaluating the effect of the revenue recognition ASUs during the second quarter of 2018. The evaluation will include selecting a transition method for these revenue recognition ASUs and determining the effect that the updated standards will have on the historical and future consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which changes the accounting for leases in order to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The standard has an effective date for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company does not currently intend to early adopt the new leasing guidance and therefore ASU 2016-02 will be effective for us for the year ending December 31, 2020. The Company has not yet begun to evaluate the effect of the new guidance on the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Receipts and Cash Payments, to address diversity in practice regarding the presentation of eight specific cash flow situations. These situations include, but are not limited to, debt prepayment and debt extinguishment

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

costs and contingent consideration payments made after a business combination. The standard has an effective date for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact that the standard will have on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, to clarify the definition of a business and add guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The standard has an effective date for annual periods beginning after December 15, 2018, and interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact that the standard will have on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The guidance in this ASU requires an entity to perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the carrying amount of goodwill allocated to that reporting unit. The standard is effective for annual and interim goodwill impairment tests conducted in fiscal years beginning after December 15, 2021, with early adoption permitted after January 1, 2017. The new guidance should be applied prospectively. The Company is currently evaluating the impact that the standard will have on the consolidated financial statements and expects to early adopt ASU 2017-04 in 2017.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which clarifies that modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods, with early adoption permitted. The amendments in this standard should be applied prospectively to an award modified on or after the adoption date. The Company is currently evaluating the impact that the standard will have on the consolidated financial statements, but does not believe this update will have a significant impact.

Subsequent Events (Unaudited)

In preparing the consolidated financial statements as of and for the year ended December 31, 2016, the Company evaluated subsequent events for recognition and measurement purposes through March 27, 2017, the date the independent auditors’ report was originally issued and the audited consolidated financial statements were available for issuance. After the original issuance of the consolidated financial statements and through November 30, 2017, we have evaluated subsequent events or transactions that have occurred that may require disclosure in the accompanying financial statements through the issue date of these consolidated financial statements.

On November 30, 2017, the Company signed an Agreement and Plan of Merger (“Merger”) with Forum Merger Corporation (“Forum”), whereby a subsidiary of Forum and the Company shall consummate a merger, pursuant to which the subsidiary shall be merged with and into the Company, following which the separate corporate existence of the subsidiary shall cease and the Company shall continue as the surviving corporation. The close of the Merger is subject to approval by the shareholders of Forum. Effective and contingent upon the closing of the Merger, the vesting of all outstanding share based compensation will be accelerated.

2. Business Acquisitions

2017 Acquisitions (unaudited)

Annese & Associates, Inc.

On July 14, 2017, the Company, through its subsidiary ConvergeOne, acquired all of the outstanding stock of Annese & Associates, Inc. (“Annese”), for cash consideration of $26,034,000 plus additional consideration of

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

up to $4,000,000 contingent upon the achievement of certain gross profit targets for the twelve months ending June 30, 2018. The Company incurred transaction costs of $423,000 related to the acquisition and included the amount in general and administrative expense on the consolidated statements of income for the nine months ended September 30, 2017 (unaudited).

The acquisition was accounted for as a business combination and the assets acquired and liabilities assumed were recognized based on the estimated fair values at the acquisition date as determined by the Company’s management, using information currently available and current assumptions as to projections of future events and operating performance, and consideration of market conditions. The purchase accounting is preliminary and subject to completion, including certain fair value measurements, particularly the finalization of the valuation assessment of the acquired tangible and intangible assets. The adjustments arising from the completion of the outstanding matters may materially affect the preliminary purchase accounting. The purchase price allocation will be finalized as soon as practicable within the measurement period, but not later than one year following the acquisition date.

On the acquisition date, the Company recorded a $4,000,000 liability for the fair value of post-closing consideration that may be paid. Management estimated the fair value of the contingent consideration based upon the expected range of outcomes. Payment of the additional consideration, if any, is due during the third quarter of 2018. As of September 30, 2017, the fair value of contingent consideration of $4,000,000 was included in Accrued other liabilities in the Consolidated Balance Sheets.

The Company paid a premium over the fair value of the net tangible and identified intangible assets acquired, resulting in goodwill of approximately $17,710,000. The premium paid is attributed to the Annese’s presence in the business communications industry and its growth potential. Goodwill recognized is deductible for income tax purposes. The results of the acquisition are included in the accompanying consolidated statements of income from the acquisition date forward and have not been separately presented as they are not material.

The following table summarizes the fair value of the assets acquired and liabilities assumed (in thousands):

Assets Acquired:
Cash	$56
Trade accounts receivable	10,849
Inventories	5,197
Prepaid expenses	2,445
Property and equipment	960
Goodwill	17,710
Customer relationships	4,622
Trade names	824
Noncompetition agreements	293

Total assets acquired	42,956

Liabilities Assumed:
Accounts payable and accrued expenses	(11,005)
Customer deposits	(29)
Deferred revenue	(1,888)

Total liabilities assumed	(12,922)

Net assets acquired	$30,034

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

As a result of the acquisitions, a portion of the consideration, approximately $2,776,000, was placed in an escrow account. The total escrow is included in the cash consideration paid in the table above. The funds in the escrow account are to secure the sellers’ and management’s indemnification obligations in the purchase agreement. The funds held in escrow after settlement of indemnification claims of the buyer will be paid to the sellers at a future date.

As of the acquisition date, the preliminary fair value of accounts receivable, not expected to be collected, was approximately $260,000.

SPS Holdco, LLC

On August 15, 2017, the Company, through its subsidiary ConvergeOne, acquired all of the outstanding stock of SPS Holdco, LLC (“SPS”) for cash consideration of $59,126,000. The Company incurred transaction costs of $570,000 related to the acquisition and included the amount in general and administrative expense on the consolidated statements of income for the nine months ended September 30, 2017 (unaudited).

The acquisition was accounted for as a business combination and the assets acquired and liabilities assumed were recognized based on the estimated fair values at the acquisition date as determined by the Company’s management, using information currently available and current assumptions as to projections of future events and operating performance, and consideration of market conditions. The purchase accounting is preliminary and subject to completion including certain fair value measurements, particularly the finalization of the valuation assessment of the acquired tangible and intangible assets. The adjustments arising from the completion of the outstanding matters may materially affect the preliminary purchase accounting. The purchase price allocation will be finalized as soon as practicable within the measurement period, but not later than one year following the acquisition date.

The Company paid a premium over the fair value of the net tangible and identified intangible assets acquired, resulting in goodwill of approximately $23,428,000. The premium paid is attributed to the SPS’s presence in the business communications industry and its growth potential. Goodwill recognized will be deductible for income tax purposes. The results of the acquisition are included in the accompanying consolidated statements of income from the acquisition date forward and have not been separately presented as they are not material.

The following table summarizes the fair value of the assets acquired and liabilities assumed (in thousands):

Assets Acquired:
Cash	$8,413
Trade accounts receivable	36,968
Inventories	10,232
Prepaid expenses	7,912
Deferred customer support contract costs	6,607
Property and equipment	20,355
Goodwill	23,428
Customer relationships	17,247
Trade names	3,317
Noncompetition agreements	1,327

Total assets acquired	135,806

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

Liabilities Assumed:
Accounts payable and accrued expenses	(53,321)
Customer deposits	(7,665)
Deferred revenue	(15,694)

Total liabilities assumed	(76,680)

Net assets acquired	$59,126

As a result of the acquisition, a portion of the consideration, approximately $8,000,000, was placed in an escrow account. The total escrow is included in cash consideration paid in the table above. The funds in the escrow account are to secure the sellers’ and management’s indemnification obligations in the purchase agreement. The funds held in escrow after settlement of indemnification claims of the buyer will be paid to the sellers at a future date.

As of the acquisition date, the preliminary fair value of accounts receivable, not expected to be collected, was approximately $1,300,000.

Rockefeller Group Technology Solutions, Inc.

On September 15, 2017, the Company, through its subsidiary ConvergeOne, acquired all of the outstanding stock of Rockefeller Group Technology Solutions, Inc. (“RGTS”) for cash consideration of $20,852,000. The Company incurred transaction costs of $612,000 related to the acquisition and included the amount in general and administrative expense on the consolidated statements of income for the nine months ended September 30, 2017 (unaudited).

The acquisition was accounted for as a business combination and the assets acquired and liabilities assumed were recognized based on the estimated fair values at the acquisition date as determined by the Company’s management, using information currently available and current assumptions as to projections of future events and operating performance, and consideration of market conditions. The purchase accounting is preliminary and subject to completion including certain fair value measurements, particularly the finalization of the valuation assessment of the acquired tangible and intangible assets. The adjustments arising from the completion of the outstanding matters may materially affect the preliminary purchase accounting. The purchase price allocation will be finalized as soon as practicable within the measurement period, but not later than one year following the acquisition date.

The Company paid a premium over the fair value of the net tangible and identified intangible assets acquired, resulting in goodwill of approximately $9,185,000. The premium paid is attributed to the RGTS’s presence in the business communications industry and its growth potential. Goodwill recognized will be deductible for income tax purposes. The results of the acquisition are included in the accompanying consolidated statements of income from the acquisition date forward and have not been separately presented as they are not material.

The following table summarizes the fair value of the assets acquired and liabilities assumed (in thousands):

Assets Acquired:
Trade accounts receivable	$1,880
Inventories	20
Prepaid expenses	1,513
Property and equipment	4,363
Goodwill	9,185
Customer relationships	4,426
Noncompetition agreements	170

Total assets acquired	21,557

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

Liabilities Assumed:
Accounts payable and accrued expenses	(705)

Total liabilities assumed	(705)

Net assets acquired	$20,852

As a result of the acquisition, a portion of the consideration, approximately $2,200,000, was placed in an escrow account. The total escrow is included in cash consideration paid in the table above. The funds in the escrow account are to secure the sellers’ and management’s indemnification obligations in the purchase agreement. The funds held in escrow after settlement of indemnification claims of the buyer will be paid to the sellers at a future date.

As of the acquisition date, the preliminary fair value of accounts receivable, not expected to be collected, was approximately $358,000.

2015 Acquisitions

Sunturn, Inc.

On May 19, 2015, the Company, through its subsidiary NACR, acquired all of the outstanding stock of Sunturn for cash consideration of $8,744,000. The acquisition was accounted for as a business combination. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the acquisition date as determined by the Company’s management, using information currently available and current assumptions as to projections of future events and operating performance, and consideration of market conditions.

The Company paid a premium over the fair value of the net tangible and identified intangible assets acquired, resulting in goodwill recorded of $2,813,000. The premium paid is attributed to Sunturn’s presence in the business communications industry and its growth potential. Goodwill recognized is deductible for income tax purposes. The results of the acquisition are included in the accompanying consolidated statements of income from the acquisition date forward.

The following table summarizes the fair value of the assets acquired and liabilities assumed (in thousands):

Assets Acquired:
Cash	$1,038
Trade accounts receivable	5,899
Prepaid expenses	144
Property and equipment	312
Goodwill	2,813
Customer relationships	4,482
Trade names	199
Noncompetition agreements	86

Total assets acquired	14,973

Liabilities Assumed:
Accounts payable and accrued expenses	(5,429)
Customer deposits	(800)

Total liabilities assumed	(6,229)

Net assets acquired	$8,744

During 2016, the Company settled the working capital adjustment provision of the purchase agreement with the sellers resulting in an increase in goodwill of $650,000, which was accounted for prospectively.

As of the acquisition date, the fair value of accounts receivable not expected to be collected was $95,000.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

MSN Communications, Inc.

On May 19, 2015, the Company, through its subsidiary Solutions, acquired all of the outstanding stock of MSN for cash consideration of $18,817,000. The acquisition was accounted for as a business combination. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the acquisition date as determined by the Company’s management, using information currently available and current assumptions as to projections of future events and operating performance, and consideration of market conditions.

The Company paid a premium over the fair value of the net tangible and identified intangible assets acquired, resulting in goodwill recorded of $6,971,000. The premium paid is attributed to MSN’s presence in the business communications industry and its growth potential. Goodwill recognized is deductible for income tax purposes. The results of the acquisition are included in the accompanying consolidated statements of income from the acquisition date forward.

The following table summarizes the fair value of the assets acquired and liabilities assumed (in thousands):

Assets Acquired:
Cash	$1,035
Trade accounts receivable	17,459
Prepaid expenses	191
Property and equipment	700
Goodwill	6,971
Customer relationships	11,493
Trade names	757
Noncompetition agreements	351

Total assets acquired	38,957

Liabilities Assumed:
Accounts payable and accrued expenses	(17,818)
Customer deposits	(2,322)

Total liabilities assumed	(20,140)

Net assets acquired	$18,817

During 2016, the Company settled the working capital adjustment provision of the purchase agreement with the sellers resulting in an increase in goodwill of $172,000, which was accounted for prospectively. In addition, the Company finalized the fair value determination of accounts payable and accrued expenses as of the acquisition date, which was accounted for prospectively. The final determination of accounts payable and accrued expenses resulted in a decrease in goodwill of $237,000.

As of the acquisition date, the fair value of accounts receivable not expected to be collected was approximately $805,000.

SIGMAnet, Inc.

On December 4, 2015, the Company, through its subsidiary Solutions, acquired all of the outstanding stock of SIGMAnet for cash consideration of $47,851,000. The acquisition was accounted for as a business combination. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the acquisition date as determined by the Company’s management, using information currently available and current assumptions as to projections of future events and operating performance, and consideration of market conditions.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

The Company paid a premium over the fair value of the net tangible and identified intangible assets acquired, resulting in goodwill recorded of $27,820,000. The premium paid is attributed to the SIGMAnet’s presence in the business communications industry and its growth potential. Goodwill recognized will be deductible for income tax purposes. The results of the acquisition are included in the accompanying consolidated statements of income from the acquisition date forward.

The following table summarizes the fair value of the assets acquired and liabilities assumed (in thousands):

Assets Acquired:
Cash	$6,537
Trade accounts receivable	27,206
Inventories	1,055
Prepaid expenses	167
Deferred income taxes	363
Property and equipment	1,973
Goodwill	27,820
Customer relationships	10,336
Trade names	1,842
Noncompetition agreements	164

Total assets acquired	77,463

Liabilities Assumed:
Accounts payable and accrued expenses	(13,187)
Distribution financing plan payable	(15,275)
Customer deposits	(1,072)
Deferred revenue	(78)

Total liabilities assumed	(29,612)

Net assets acquired	$47,851

As of December 31, 2015, the purchase price was allocated on a preliminary basis to the tangible and identifiable intangible assets acquired and the liabilities assumed based on the estimated fair values at the acquisition date, as determined by the Company’s management, based upon information currently available, current assumptions as to future operations, and consideration of market conditions. Due to the timing of the acquisition, the Company did not complete the final purchase price allocation until 2016. Adjustments to the preliminary amounts during the measurement period, which were the result of information that existed as of the acquisition date, were recognized prospectively. The adjustments resulted in an increase in goodwill of $13,634,000, a decrease in finite-life intangibles of $12,567,000, a decrease in trade accounts receivable of $1,192,000, a decrease in deferred income tax assets of $153,000, and an increase in accounts payable and accrued expenses of $787,000. The impact on the consolidated statement of income was a decrease in cost of revenue of $157,000 and a decrease in operating expenses of $60,000 and an increase in income before income taxes of $217,000.

As a result of the acquisition, a portion of the consideration, $2,925,000, was placed in an escrow account. All of the escrow was released to the sellers in 2016 and is included in cash consideration paid in the table above.

As of the acquisition date, the fair value of accounts receivable not expected to be collected was $2,202,000.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

3. Trade Accounts Receivable

The following is a roll forward of our allowance for doubtful accounts (in thousands):

	Balance at Beginning of Period	Amount Charged to Costs or Expense	Deductions(1)	Balance at End of Period
Year ended December 31, 2015	$150	$353	$(120)	$383
Year ended December 31, 2016	$383	$1,090	$(449)	$1,024
Nine months ended September 30, 2017 (unaudited)	$1,024	$557	$(544)	$1,037

(1)	Deductions include actual accounts written off, net of recoveries.

4. Property and Equipment

Property and equipment and accumulated depreciation is as follows (in thousands):

	Estimated Useful Lives	December 31,		September 30, 2017
		2015	2016
				(unaudited)
Furniture, fixtures and equipment	Five to 10 years	$6,922	$10,413	$30,274
Software	3 years	8,894	14,265	25,284
Leasehold improvements	Lesser of life or lease term	1,368	1,755	3,474

		17,184	26,433	59,032
Less accumulated depreciation		(5,041)	(11,078)	(17,202)

		$12,143	$15,355	$41,830

5. Goodwill and Finite-Life Intangible Assets

Goodwill

The changes in the carrying amount of goodwill is as follows (in thousands):

Balance as of December 31, 2014	$220,966
Acquisitions	23,385

Balance as of December 31, 2015	244,351
Measurement period adjustments	14,219

Balance as of December 31, 2016	258,570
Acquisitions	50,323

Balance as of September 30, 2017 (unaudited)	$308,893

During the year ended December 31, 2016, goodwill increased (decreased) by $13,634,000, $650,000, and $(65,000) associated with measurement period adjustments to the SIGMAnet, Sunturn, and MSN acquisitions, respectively. These adjustments were recorded prospectively under ASU 2015-16.

Finite-life Intangibles

In connection with the acquisitions of Holdings and Spanlink in 2014, the acquisitions of Sunturn, MSN, and SIGMAnet in 2015, and the acquisitions of Annese, SPS, and RGTS in 2017, the Company acquired certain

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

customer relationships, trademarks, noncompetition agreements, and internally developed software. The Company’s management determined, based upon information available at the time of acquisition and on certain assumptions as to future operations and market considerations, the values of the finite-life intangibles as follows: trademarks, using the relief from royalty method; and customer relationships, noncompetition agreements and internally developed software using, in part, a discounted cash flow method. The amortization periods were estimated by management, considering both the economic and legal lives, as well as the expected period of benefit.

Finite-life intangible assets consist of the following (in thousands):

	December 31,		September 30, 2017	Useful Life (Years)	Weighted-Average Remaining Life (Years)(1)
	2015	2016
			(unaudited)
Customer relationships	$159,958	$147,617	$173,912	5-10	5.7
Trademarks	35,522	35,878	40,019	2-10	6.8
Noncompetition agreements	4,857	4,276	6,066	1-5	2.0
Internally developed software	541	541	541	10	7.3

	200,878	188,312	220,538
Less accumulated amortization	(31,236)	(53,692)	(71,583)

Finite-life intangibles, net	$169,642	$134,620	$148,955

(1)	As of September 30, 2017

During the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2016 and 2017 (unaudited), aggregate amortization expense was $20,247,000, $22,456,000, $16,826,000, and $17,891,000, respectively. Based on the recorded intangible assets at September 30, 2017 (unaudited), estimated amortization expense is expected to be as follows (in thousands):

Years Ending December 31,
2017 (remaining three months)	$7,441
2018	28,717
2019	27,745
2020	24,189
2021	21,178
2022 and thereafter	39,685

Total	$148,955

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

6. Debt

Long-term debt consisted of the following (in thousands):

	December 31,		September 30, 2017
	2015	2016
			(unaudited)
Revolving line-of-credit	$10,000	$—	$26,000
Term loan facility	—	—	503,925
First lien term loan	236,772	324,138	—
Second lien term loan	80,000	80,000	—

Total long-term debt	326,772	404,138	529,925
Less unamortized original issue discount	(2,246)	(2,761)	(4,662)
Less unamortized deferred financing costs	(7,614)	(9,089)	(5,710)

Total long-term debt, net of debt issuance cost	316,912	392,288	519,553
Less current maturities	(2,404)	(3,324)	(5,050)

Long-term debt, net	$314,508	$388,964	$514,503

June 2017 Credit Facilities (unaudited)

Senior Secured Term Loan

On June 20, 2017, Holdings and our subsidiary, and direct corporate parent of Holdings, C1 Intermediate Corp. (“Intermediate”) entered into a Term Loan Agreement (the “Term Loan Agreement”) with JPMorgan Chase Bank, N.A. as the administrative agent and collateral agent. The Term Loan Agreement provides for senior secured term loans in the aggregate principal amount of $430,000,000 (the “Term Loans”). A portion of the proceeds of the Term Loans were used to repay the June 2014 Credit Facilities described below and to pay debt issuance costs. The remaining proceeds will be used for working capital needs and general corporate purposes.

Principal installments in the amount of $1,262,500 are due on the last business day of each quarter, commencing September 30, 2017, with the remaining outstanding principal amount to be paid on its maturity date of June 20, 2024.

The obligations under the Term Loan Agreement are unconditionally and irrevocably guaranteed by Intermediate and certain restricted subsidiaries of Holdings. In addition, the obligations under the Term Loan Agreement are secured by a first priority lien on substantially all assets of Holdings and each guarantor, except for the assets secured by a first priority lien under the Revolving Loan Credit Agreement discussed below, on which the Company has granted a second priority lien to secure the obligations under the Term Loan Agreement. In connection with the Term Loan Agreement, Intermediate, Holdings and its restricted subsidiaries are subject to various restrictive covenants, including, among other things, restrictions on dividends. Prepayments of principal are required under the agreement based upon a calculation of excess cash flows commencing with the year ending December 31, 2018.

The Company is permitted to repay outstanding Term Loans at any time without premium or penalty, unless such payment is made prior to June 20, 2018 in connection with a repricing transaction as described in the Term Loan Agreement, in which case the Company is required to pay a premium of 1% of the Term Loans so prepaid.

The Term Loans bear interest at 3.75% above the alternate base rate or 4.75% above the Eurodollar rate, as described in the agreement. Interest on the Eurodollar rate Term Loans is payable on the last day of the Interest

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

Period, as defined in the Term Loan Agreement, and interest on alternate base rate Term Loans is payable on the last day of each quarter. Borrowings under the Term Loans had an interest rate of 6.09% at September 30, 2017.

The Company incurred financing transaction costs of approximately $4,778,000 and an original issue discount $4,300,000 related to the Term Loan Agreement which the Company will amortize over the term of the credit agreement.

In July 2017, Holdings borrowed an additional $75,000,000 of term loans under an incremental amendment to the Term Loan Agreement, which loans are part of the same class of, and on the same terms as, the initial Term Loans. Proceeds from the incremental amendment were used for the Annese acquisition, discussed in Note 2, and will be used for other acquisitions and general corporate purposes.

The Company incurred financing transaction costs of approximately $1,833,000 related to the incremental term loan joinder agreement. The Company expensed $973,000 of direct issuance costs incurred within interest expense on the consolidated statement of income and will amortize $860,000 over the remaining term of the credit agreement.

On October 25, 2017, Holdings borrowed an additional $60,000,000 of term loans under an incremental amendment to the Term Loan Agreement, which loans are part of the same class of, and on the same terms as, the initial Term Loans. Proceeds from the incremental amendment were used to repay acquisition indebtedness related to the SPS acquisition, discussed in Note 2, and will be used for other acquisitions and general corporate purposes.

Senior Secured Revolving Loan Facility

On June 20, 2017, Holdings and Intermediate entered into a Revolving Loan Credit Agreement (the “Revolver Agreement”) with Wells Fargo Commercial Distribution Finance, LLC (“Wells Fargo”) as the administrative agent and collateral agent and as Floorplan Funding Agent. The Revolver Agreement provides a senior secured revolving loan facility of $150,000,000 aggregate principal amount of revolving loans and amends and restates the existing floorplan agreement with Wells Fargo in order to extend credit in the form of a floorplan subfacility. The Revolver Agreement matures on June 20, 2022.

The obligations under the Revolver Agreement are unconditionally and irrevocably guaranteed by Intermediate and certain restricted subsidiaries of Holdings. The obligations under the Revolver Agreement are secured by a first priority lien on the receivable accounts, inventory, and deposit and securities accounts, and a second priority lien on substantially all of the other assets of Holdings and each guarantor. The aggregate principal amount of the revolving loans and floorplan advances is limited to a Borrowing Base as defined by the Revolver Agreement, reduced by outstanding letters of credit. Mandatory prepayments are required in the event that the sum of the outstanding principal amount of the revolving loans, letters of credit and floorplan advances exceeds the lesser of (i) the aggregate revolving commitments of $150,000,000 or (ii) the Borrowing Base, in an amount equal to the excess.

The Revolver Agreement contains a number of covenants including, among other things, requirements to maintain certain financial ratios and restrictions on dividends. If the Revolving Exposure, as described in the Revolver Agreement, exceeds the lesser of the revolving loan commitments or the borrowing base, the Revolver Agreement requires the Company to prepay outstanding Revolving Loans in an aggregate amount equal to such excess. The Company is permitted to repay outstanding Revolving Loans at any time without premium or penalty.

Borrowings under the Revolver Agreement bear interest at rates ranging from 0.25% to 0.75% above the alternate base rate or from 1.25% to 1.75% above the Eurodollar rate as described in the Revolver Agreement, in each case based on availability under the Revolver Agreement as of such interest payment date. A commitment fee equal to 0.250% or 0.375% per annum (based on availability under the Revolver Agreement) times the average daily unused amount of the available revolving commitments is payable on the last day of each quarter.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

At September 30, 2017 (unaudited), the Borrowing Base was $150,000,000. There were no letters of credit outstanding, the outstanding balance on the revolver was $26,000,000, and the outstanding floorplan balance was $32,994,000; therefore, the maximum borrowing available was $91,006,000 at September 30, 2017.

The Company incurred financing transaction costs of approximately $927,000 related to the Revolver Agreement which the Company will amortize over the term of the agreement.

June 2014 Credit Facilities

In June 2014, Holdings, Intermediate and certain subsidiaries of Holdings obtained financing from a loan syndication with several lenders and entered into first and second lien credit agreements containing a revolving line-of-credit commitment and two term loans totaling $270,000,000. Principal installments were due quarterly through June 17, 2020 on the first lien term loan; the second lien term loan was payable in full on June 17, 2021. The revolving line-of-credit commitment had a maximum borrowing availability of $25,000,000, which was reduced by outstanding letters of credit, through June 17, 2019, if any. In May 2015, Holdings borrowed an additional $50,000,000 under an incremental joinder agreement related to the first lien term loan.

Borrowings under the credit agreements were secured by substantially all assets of Holdings, Intermediate and each guarantor. In connection with the credit agreements, Holdings, Intermediate and each guarantor were subject to various restrictive covenants, including, among other things, requirements to maintain certain financial ratios and restrictions on dividends. Prepayments of principal were required under the agreements for the first lien and second lien term loans based upon a calculation of excess cash flows commencing with the year ending December 31, 2015. There were no prepayments of principal required at December 31, 2015 or 2016.

Advances under the revolving line of credit bore interest at 4.00% (applicable margin) above the base rate or 5.00% above the Eurocurrency rate as defined in the agreement. Borrowings under the first and second lien term loans bore interest at 4.00% and 7.00%, respectively, above the base rate or 5.00% and 8.00%, respectively, above the Eurocurrency rate as defined in the agreement. Interest is payable on the last day of the interest period as defined in the agreements.

In October 2016, the first and second lien credit agreements including the revolving line-of-credit commitment were amended. Holdings borrowed an additional $90,000,000 on the first lien term loan. Interest on borrowings under the first and second lien term loans increased to 4.375% and 8.00%, respectively, above the base rate or 5.375% and 9.00%, respectively, above the Eurocurrency rate as defined in the agreements. Principal installments on the first lien term loan increased to $831,000 payable quarterly through June 17, 2020. The maximum borrowing availability of the revolver increased $40,000,000 to $65,000,000. There was no change in the maturity dates. The additional funds borrowed were used to pay dividends to Class A Common stockholders as discussed in Note 7—Stockholders’ Equity (Deficit).

Certain lenders did not participate in the amendment to the credit agreements, therefore the amendment was accounted for as a debt modification with respect to amounts that remained in the syndicate and debt extinguishment with respect to the amounts that exited the syndicate.

In accordance with the applicable accounting guidance for debt modification and extinguishment, and for interest costs accounting, the Company expensed $1,470,000 in extinguishment costs incurred, the remaining unamortized debt issuance costs of $989,000 and the remaining unamortized original issue discount of $288,000 relating to the amounts that exited the syndicate and amounts considered “substantially different.” The Company reported these expenses within interest expense on the consolidated statement of income for the year ended December 31, 2016.

The Company incurred financing transaction costs of approximately $6,068,000 related to the amendments and an original issue discount $1,350,000. In accordance with the accounting for debt modification, the Company

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

expensed $1,739,000 of direct issuance costs incurred within interest expense on the consolidated statement of income and will amortize $5,679,000 over the remaining term of the credit agreement.

In March 2017, the Company entered into an incremental term loan joinder agreement with its lender to increase the first lien term loan commitments in an aggregate amount of $50,000,000, subject to various terms and conditions. The interest rates, security agreement, restrictive covenants, and maturity date was the same as the outstanding first lien term loans. There was a commitment fee for the unused portion of the incremental term loan.

The Company incurred financing transaction costs of approximately $703,000 related to the incremental term loan joinder agreement. The Company expensed $556,000 of direct issuance costs incurred within interest expense on the consolidated statement of income and will amortize $147,000 over the remaining term of the credit agreement.

The Company made an initial $10,000,000 draw under the new agreement for working capital purposes in March 2017 and received proceeds of $9,353,000, net of related fees and expenses.

Borrowings under the first and second lien term loans had interest rates of 6.00% and 9.00%, respectively, at December 31, 2015. Borrowings under the first and second lien term loans had interest rates of 6.375% and 10.00%, respectively, at December 31, 2016. The interest rate on the revolving line-of-credit balance was 6.00% as of December 31, 2015 and 2016, but can vary depending upon whether the Company elects to use the Eurocurrency rate or the base rate. A commitment fee is charged at 0.50% on the amount by which the revolving line-of-credit commitment exceeds the outstanding line-of-credit balance. There were no letters of credit outstanding at either December 31, 2015 or 2016; therefore, the maximum borrowing available was $25,000,000 at December 31, 2015 and $65,000,000 at December 31, 2016.

On June 20, 2017, concurrent with entering into the Term Loan Agreement and Revolver Agreement, we terminated the June 2014 Credit Facilities including the first and second lien credit agreements containing a revolving line-of-credit commitment. We accounted for this termination as debt extinguishment and in accordance with the applicable accounting guidance for debt modification and extinguishment, and for interest costs accounting, the Company expensed $3,353,000 in extinguishment costs incurred, the remaining unamortized debt issuance costs of $2,388,000 and the remaining unamortized original issue discount of $7,897,000 relating to the June 2014 Credit Facilities. The Company reported these expenses within interest expense on the consolidated statement of income for the nine months ended September 30, 2017.

Floor Planning Facilities

At the time of the acquisition by Solutions, SIGMAnet had a distribution financing agreement in place with GE Commercial Distribution Finance Corporation (“GE”) for financing inventory purchases. The agreement allowed for the purchase of inventory up to certain limitations of eligible accounts receivable and inventory balances. Advances under the agreement were collateralized by accounts receivable and inventory. The base credit line under this agreement was $35,000,000, with an outstanding balance of $15,275,000 at the acquisition date and $10,585,000 outstanding as of December 31, 2015, and is included in accounts payable on the consolidated balance sheets. The agreement was suspended as of the acquisition date with the amounts due to GE under the agreement being paid in the normal course of business.

In February 2016, an amended agreement was signed with GE which provided for a $10,000,000 credit limit collateralized by certain accounts receivable balances. Advances under the agreement must be paid within 60 days or by the end of the free flooring period (which ranges from 45 to 90 days) to avoid interest charges. Any balances not paid within the terms would accrue interest at prime rate but not less than 4.25% plus 0.50%. In March 2016, Wells Fargo & Company purchased GE and a new agreement was signed with Wells Fargo

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

Commercial Distribution Finance, LLC (“Wells Fargo”), in April 2016 with a base credit line of $20,000,000. The outstanding balance at December 31, 2016 was $9,677,000 and is included in accounts payable on the consolidated balance sheets.

In March 2017, the Company amended and restated the foregoing existing floor planning facilities with Wells Fargo pursuant to an amended and restated inventory financing agreement. The agreement allowed for the purchase of inventory up to certain limitations of eligible accounts receivable and inventory balances. Advances under the agreement are collateralized by accounts receivable and inventory subject to the agreement. The facility available to the Company under the agreement is a discretionary facility with a former base credit line of up to $65,000,000. Advances under the agreement must have been paid within 60 days or by the end of the free flooring period (which ranges from 45-90 days) to avoid interest charges. Any balances not paid within the terms would accrue interest at the prime rate but not less than 4.25% plus 0.50%.

On June 20, 2017, concurrent with entering into the Revolver Agreement, the Company amended and restated the foregoing existing floor planning facilities with Wells Fargo to extend credit in the form of floorplan advances up to an aggregate principal amount of $150,000,000. If advances under the agreement are not paid within 60 days or by the end of the free flooring period (which ranges from 45-90 days), the floorplan advance automatically converts to a revolving loan subject to terms under the Revolver Agreement.

The outstanding balance of floorplan advances at September 30, 2017 (unaudited) was $32,994,000 and is included in accounts payable on the consolidated balance sheets.

Debt Issuance Costs

The Company amortizes original issue discount and deferred financing costs (debt issuance cost) using the effective interest method over the life of the related instrument, and such amortization is included in interest expense in the consolidated statements of income.

Debt issuance costs are as follows (in thousands):

	Revolving Line of Credit	Term Loan	First Lien Term Loan	Second Lien Term Loan	Total
Balance as of December 31, 2014	$321	$—	$6,873	$3,276	$10,470
Additions	—		1,418	—	1,418
Amortization	(72)		(1,449)	(507)	(2,028)

Balance as of December 31, 2015	249	—	6,842	2,769	9,860
Additions	2,393	—	2,567	719	5,679
Extinguishment	—	—	(35)	(1,242)	(1,277)
Amortization	(253)	—	(1,675)	(484)	(2,412)

Balance as of December 31, 2016	2,389	—	7,699	1,762	11,850
Additions (unaudited)	927	9,938	147	—	11,012
Extinguishment (unaudited)	(1,933)	—	(6,775)	(1,577)	(10,285)
Amortization (unaudited)	(507)	(442)	(1,071)	(185)	(2,205)

Balance as of September 30, 2017 (unaudited)	$876	$9,496	$—	$—	$10,372

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

Long-term Debt Maturities

The approximate future principal payments on long-term debt at September 30, 2017 (unaudited), is as follows (in thousands)

Years Ending December 31,	Debt
2017 (remaining three months)	$27,263
2018	5,050
2019	5,050
2020	5,050
2021	5,050
2022 and thereafter	482,462

Total	529,925
Less unamortized debt issuance costs	(10,372)

Total debt	$519,553

7. Stockholders’ Equity (Deficit)

The Company has two classes of common stock authorized, Class A and Class B.

Voting

Except as otherwise expressly provided in the Company’s Amended and Restated Certificate of Incorporation, or the Restated Certificate, each holder of Class A Common Stock is entitled to one vote per share. Except as provided by law and in the event of any increase or decrease in the number of authorized shares of Class B Common Stock, the holders of Class B Common Stock have no voting rights.

Conversion

Each share of Class B Common Stock will automatically convert into one share of Class A Common Stock immediately prior to the closing of a firmly underwritten public offering, or a Public Offering, of the Company’s common stock. Class B Common Stock will continue to be subject to vesting conditions as discussed below. Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the Restated Certificate.

Dividends

The holders of the Class A Common Stock are entitled to receive dividends in preference to the holders of the Class B Common Stock until the holders of the Class A Common Stock have received at least $1.00 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), or the Original Issue Price. After the payment of the Class A preferential dividends, the holders of the Class A Common Stock and Class B Common Stock are entitled to share equally, on a per share basis, in all dividends declared by the Board of Directors.

On October 17, 2016, the Board of Directors declared a dividend payable to Class A Common stockholders in the cumulative amount of approximately $89,862,000. The dividend was paid in conjunction with the amendment to the first and second lien credit agreements and thus, permitted by the lenders. The dividends paid exceeded the Company’s retained earnings at the time of declaration by $80,925,000 and, as a result, the excess was recorded as a reduction to paid-in-capital. As a result of such dividend, the holders of the Class A Common Stock are no longer entitled to receive any preferential dividends or preferential amounts in the event of any liquidation, dissolution, winding up or change of control transaction.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

Restricted Class B Common Stock

In June 2014, we issued 11,674,430 shares of Class B Common Stock to employees and members of the Board of Directors in connection with the acquisition of Holdings. These shares are subject to vesting and the shares are subject to a repurchase right held by us, as further described below. These shares of Class B Common Stock were issued to each holder as 50% Tranche 1 shares, 25% Tranche 2 shares and 25% Tranche 3 shares.

The shares of Class B Common Stock were valued at the estimated fair value at the time of issuance and are being amortized as compensation expense on a straight-line basis over the period in which they are earned by the individuals. The grant-date fair value of our awards was calculated using the Black-Scholes option-pricing model with the weighted-average assumptions listed in Note 8—Stock-based Compensation.

The fair value of the common stock has historically been determined by management, in part, based upon periodic valuation studies obtained from a third party valuation firm. In performing our valuation, the valuation firm engaged in discussions with management, analyzed historical and forecasted financial statements, and reviewed corporate documents. In addition, these valuation studies were based on a number of assumptions, including industry, general economic and market conditions that could reasonably be evaluated at the time of the valuation.

Tranche 1 shares vest over a five-year period; 40% vest on the two-year anniversary of issuance, and the balance vest ratably over the remaining three-year period, subject to the holder’s continuous service to the Company as of such vesting date. In the event of a change in control and if the holder’s employment with the Company is terminated without cause or the holder resigns for good reason within 24 months following the change in control, the vesting of 100% of the Tranche 1 shares will accelerate.

Tranche 2 shares vest on the day prior to the ten-year anniversary of issuance, subject to the holder’s continuous service to the Company as of such vesting date. Subject to the holder’s continuous service to the Company as of the date immediately prior to such event, the vesting of 100% of the Tranche 2 shares will accelerate in the event of any change in control or Public Offering Sale in which Clearlake receives gross proceeds in such transaction in consideration for the shares of Class A Common Stock held by Clearlake that exceeds two times the amount of paid-in capital received by the Company from Clearlake, plus any accrued and unpaid dividends, less any declared and paid cash dividends with respect to the Class A Common Stock issued to Clearlake. Public Offering Sale shall mean the consummated sale of shares of the Company by Clearlake for its own account pursuant to the Public Offering, together with all consummated secondary sales and/or public offerings of the Company’s shares by Clearlake.

Tranche 3 shares vest on the day prior to the ten-year anniversary of issuance, subject to the holder’s continuous service to the Company as of such vesting date. Subject to the holder’s continuous service to the Company as of the date immediately prior to such event, the vesting of 100% of the Tranche 3 shares will accelerate in the event of any change in control or Public Offering Sale in which Clearlake receives gross proceeds in such transaction in consideration for the shares of Class A Common Stock held by Clearlake that exceeds 2.5 times the amount of paid-in capital received by the Company from Clearlake, plus any accrued and unpaid dividends, less any declared and paid cash dividends with respect to the Class A Common Stock issued to Clearlake.

Upon the termination of continuous service of a holder, other than termination by the Company without cause, the holder’s death or permanent disability, or resignation by holder following certain reductions in salary, the Company may repurchase the Class B shares held by such holder at a price of $0.01 per share.

Upon the termination of continuous service of a holder by the Company with cause, the Company may repurchase the Class B shares held by such holder at a price of $0.01 per share.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

Upon the termination of continuous service of a holder by the Company without cause, following the holder’s death or permanent disability, or resignation by holder following certain reductions in salary, the Company may repurchase the unvested Class B shares at a price of $0.01 per share and the Company may repurchase the vested Class B shares at a price equal to the fair market value of such shares.

Restricted Class A Common Stock

In June 2014, the Company issued 4,208,258 shares of Class A Common Stock to employees and members of the Board of Directors in connection with the acquisition of Holdings. These shares are subject to a repurchase right held by us.

Upon the termination of continuous service of a holder, other than termination by the Company without cause, the holder’s death or permanent disability, or resignation by holder following certain reductions in salary, the Company may repurchase the Class A shares held by such holder at a price of $1.00 per share.

Upon the termination of continuous service of a holder by the Company with cause, the Company may repurchase the Class A shares held by such holder at a price of $1.00 per share.

Upon the termination of continuous service of a holder by the Company without cause, following the holder’s death or permanent disability, or resignation by holder following certain reductions in salary, the Company may repurchase the Class A shares at a price equal to $1.00 per share, plus 5% of $1.00 per share measured per annum (on a non-compounding basis) measured from the issuance date through such termination date.

The repurchase right with respect to the Class A shares shall lapse and terminate immediately following a public offering or change in control.

See Note 8—Stock-based Compensation regarding a summary of shares vested during the periods presented in the financial statements.

8. Stock-based Compensation

The Company’s 2014 Equity Incentive Plan, or the Plan, provides for the issuance of incentive stock options, nonqualified stock options, stock appreciation rights, restricted shares, and other awards.

Pursuant to the Plan, the Company issued options to purchase Class B Common Stock in 2014 to management employees in connection with the acquisition of Holdings. Additional options were issued to employees, consultants and non-employee members of the Board of Directors in 2015, 2016, and 2017. All options are subject to vesting and subject to future services to be rendered to the Company.

Certain of the options allow for early exercise, and the shares acquired via early exercise of the options are subject to continued vesting and a repurchase right held by us.

As of December 31, 2015 and 2016 and September 30, 2017 (unaudited), there were 4,589,404 shares, 4,952,155 shares, and 5,517,524 shares of Class B Common Stock reserved for issuance under the Plan, respectively. As of December 31, 2015 and 2016 and September 30, 2017 (unaudited), 4,179,155 shares, 4,902,155 shares, and 5,517,524 shares, net of forfeitures were granted, respectively. As of December 31, 2015 and 2016, 410,249 and 50,000 shares remain available for future grants, respectively. As of September 30, 2017 (unaudited), there are no shares remaining for future grants.

Options

The Company’s option awards are typically issued with one of three vesting schedules: Tranche 1, Tranche 2 and Tranche 3.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

Tranche 1 options vest and become exercisable over a five-year period; 40% vest on the two-year anniversary of issuance, and the balance vest ratably over the remaining three-year period, subject to the holder’s continuous service to the Company as of such vesting date.

Tranche 2 options vest and become exercisable on the day prior to the ten-year anniversary of issuance, subject to the holder’s continuous service to the Company as of such vesting date. Subject to the holder’s continuous service to the Company as of the date immediately prior to such event, the vesting of 100% of the Tranche 2 shares will accelerate in the event of any change in control or Public Offering Sale in which Clearlake receives gross proceeds in such transaction in consideration for the shares of Class A Common Stock held by Clearlake that exceeds two times the amount of paid-in capital received by the Company from Clearlake, plus any accrued and unpaid dividends, less any declared and paid cash dividends with respect to the Class A Common Stock issued to Clearlake.

Tranche 3 options vest and become exercisable on the day prior to the ten-year anniversary of issuance, subject to the holder’s continuous service to the Company as of such vesting date. Subject to the holder’s continuous service to the Company as of the date immediately prior to such event, the vesting of 100% of the Tranche 3 shares will accelerate in the event of any change in control or Public Offering Sale in which Clearlake receives gross proceeds in such transaction in consideration for the shares of Class A Common Stock held by Clearlake that exceeds 2.5 times the amount of paid-in capital received by the Company from Clearlake, plus any accrued and unpaid dividends, less any declared and paid cash dividends with respect to the Class A Common Stock issued to Clearlake.

Equity awards were valued at their estimated fair value at the time of issuance and are being amortized as compensation expense on a straight-line basis over the period in which they are earned by the individuals. The grant-date fair value of our option grants was calculated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,		Nine Months Ended September 30, 2017
	2015	2016
			(unaudited)
Expected life (in years)	6.6	8.6	8.8
Expected volatility	46.1%	43.1%	42.9%
Dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	2.1%	2.1%	2.2%

There were no Tranche 1 options to purchase Class B common stock issued as of December 31, 2015. As of December 31, 2016 and September 30, 2017 (unaudited), 219,000 and 261,000, respectively, Tranche 1 options to purchase Class B common stock issued to certain employees and directors were outstanding, of which 55,000 were vested.

As of December 31, 2015 and 2016 and September 30, 2017 (unaudited), 750,000, 1,254,000 and 1,296,000, respectively, options to purchase Class B Common Stock only vest upon the Company experiencing a change of control or Public Offering Sale and provide a return of value when Clearlake achieves an exit return target, or otherwise cliff vest the day prior to the 10 year anniversary of issuance, as described above.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

A summary of the stock option activity is presented below (in thousands, except per share amounts):

	Shares Underlying Options	Weighted- Average Exercise Price	Weighted- Average Grant-Date Fair Value	Aggregate Intrinsic Value(1)	Weighted- Average Remaining Contract Terms (Years)
Balance at December 31, 2014	1,864	$0.01	$0.15	$—	9.9
Granted	1,057	0.01	0.15
Forfeited	(210)	0.01	0.15
Exercised	(1,961)	0.01	0.15

Balance at December 31, 2015	750	0.01	0.15	1,208	8.8
Granted	773	1.62	0.82
Forfeited	(50)	1.62	0.87
Exercised	—

Balance at December 31, 2016	1,473	0.80	0.48	3,829	8.5
Granted (unaudited)	616	3.40	1.63
Forfeited (unaudited)	—
Exercised (unaudited)	(531)	3.40	1.66

Balance at September 30, 2017 (unaudited)	1,558	$0.94	$0.53	$3,829	7.8

Fully vested and expected to vest— September 30, 2017 (unaudited)	1,507	$0.91	$0.51	$3,746	7.8
Exercisable at September 30, 2017 (unaudited)	55	$1.62	$0.66	$98	8.4

(1)	Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money options at the date of measurement.

The table above includes approximately 529,000 options granted to a non-employee in January 2015 for services rendered, all of which were early exercised during the year ended December 31, 2015.

The activity of the unvested options is presented below (in thousands, except per share amounts):

	Shares Underlying Options	Weighted- Average Grant- Date Fair Value Per Option
Balance at December 31, 2015	750	$0.15
Granted	773	0.82
Vested	(15)	0.65
Forfeited	(50)	0.87

Balance at December 31, 2016	1,458	0.47
Granted (unaudited)	616	1.63
Vested (unaudited)	(40)	0.66
Exercised (unaudited)	(531)	1.66

Balance at September 30, 2017 (unaudited)	1,503	$0.52

Class B Common Stock

As of December 31, 2015 and 2016, 7,350,868 shares and as of September 30, 2017 (unaudited), 7,415,336 shares of Class B Common Stock vest upon the Company experiencing a change of control or Public Offering

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

and provide a return of value when Clearlake achieves an exit return target, or otherwise cliff vest the day prior to the 10 year anniversary of issuance, as described above.

The activity for Class B common stock is presented below (in thousands, except per share amounts):

	Shares	Weighted- Average Grant- Date Fair Value Per Share
Unvested and outstanding at December 31, 2015	14,702	$0.15
Vested	(2,835)	0.15

Unvested and outstanding at December 31, 2016	11,867	0.15
Granted (unaudited)	531	1.66
Vested (unaudited)	(1,246)	0.15
Repurchased (unaudited)	(402)	0.15

Unvested and outstanding at September 30, 2017 (unaudited)	10,750	$0.23

The table above includes approximately 529,000 shares issued to a non-employee upon early exercise of his stock options during the year ended December 31, 2015. Of these shares, 105,745 were vested as of December 31, 2016 and September 30, 2017 (unaudited), and none were vested as of December 31, 2015.

Expense

During the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2016 and 2017 (unaudited), total estimated fair value of share awards and options granted to purchase Class B Common Stock was $88,000, $636,000, $648,000, and $1,000,000, respectively. Compensation expense recognized for equity awards for the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2016 and 2017 (unaudited) was $233,000, $1,057,000, $883,000, and $521,000 respectively. At December 31, 2015 and 2016 and September 30, 2017 (unaudited) there was $887,000, $3,159,000, and $3,570,000, respectively, of unrecognized expense related to nonvested equity awards, which the Company expects to recognize over the next 4.1, 6.0, and 6.1 years, respectively.

Included within compensation expense are amounts related to a 2015 non-employee stock option grant, which is re-measured at the end of each reporting period until all options are vested, which accounted for $8,000, $538,000, $468,000, and $202,000 during the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2016 and 2017 (unaudited), respectively. The increase in 2016 is due to an increase in the underlying fair value of the Company’s common stock, one of the specific assumptions used as an input to the Black-Scholes pricing model, which is updated quarterly for the re-measurement of the non-employee stock options. The fair value of the Company’s common stock, which was determined based on a valuation by a third-party firm in early October 2016, increased during 2016 as a result of the integration of several acquisitions made in 2015 and growth in EBITDA and revenues. At September 30, 2017 (unaudited), there was $1,046,000 of unrecognized expense related to non-employee nonvested equity awards.

9. Net Income (Loss) per Share

The Company applies the two-class method of computing net income (loss) per share in which net income (loss) is allocated to the two classes of common stock in the same fashion as dividends are distributed. The holders of the Class A Common Stock are entitled to receive dividends in preference to the holders of the Class B Common Stock as discussed above. After the payment of the Class A preferential dividends, the holders of the Class A and Class B Common Stock are entitled to share equally, on a per share basis, in all dividends declared

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

by the Board of Directors. As a result of the cash dividend paid in October 2016, the holders of the Class A Common Stock are no longer entitled to receive any preferential dividends or preferential amounts in the event of any liquidation, dissolution, winding up or change of control transaction. Shares of Class B Common Stock are considered participating securities subsequent to the dividend payment in October 2016 for computation of net income (loss) per share.

For the year ended December 31, 2015, holders of Class B Common Stock did not participate as they were not entitled to receive dividends since holders of Class A Common Stock had not received the full preferential dividends. Class A common stockholders received their preferential dividend of $89,862,000 in October 2016 resulting in an excess dividend above earnings and a theoretical net loss attributable solely to Class A common stockholders of $81,513,000 for the year ended December 31, 2016. Class B common stockholders do not participate in a loss.

The following is a reconciliation of the weighted-average number of shares used to compute basic and diluted net income (loss) per share (in thousands, except per share amounts):

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
Numerator:
Net income (loss) attributable to Class A common stockholders	$4,023	$8,349	$6,186	$(13,185)
Denominator:
Weighted-average Class A common shares—basic	89,866	89,862	89,862	89,782
Effect of dilutive securities:
Stock options and non-vested shares	—	—	—	—

Weighted-average Class A common shares—diluted	89,866	89,862	89,862	89,782

Net income (loss) per share attributable to Class A common stockholders, basic and diluted	$0.04	$0.09	$0.07	$(0.15)

Had the distributions been made in prior years, the net income per share for the year ended December 31, 2016, considering both A and B common stock, would have been $0.09. There were no Class A dilutive securities for the years ended December 31, 2015 and 2016.

10. Fair Value Measurements

For certain of the Company’s financial instruments, including cash, accounts receivables, accounts payable, and accrued expenses, the carrying value approximates fair value due to the short-term maturities of these instruments.

The fair value of the Company’s contingent consideration resulting from the acquisition of Annese on July 14, 2017, approximates the carrying value of $4,000,000 as of September 30, 2017 (unaudited). The fair value of the contingent consideration liability was estimated using significant other unobservable inputs (Level 3 of the fair value hierarchy) based upon a risk-adjusted present value of the expected payments by us.

The fair value of the Company’s long-term debt as of December 31, 2015 and 2016 and September 30, 2017 (unaudited), approximates the carrying value of $326,772,000, $404,138,000, and $529,925,000, respectively. The Company uses significant other unobservable inputs to estimate fair value (Level 3 of the fair value hierarchy) of long-term debt based on the present value of future cash flows, interest rates, maturities, and collateral requirements available for companies with similar credit ratings.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

For certain of the Company’s nonfinancial assets, including goodwill, intangible assets and property and equipment, the Company may be required to assess the fair values of these assets, on a recurring or nonrecurring basis, and record an impairment if the carrying value exceeds the fair value. In determining the fair value of these assets, the Company may use a combination of valuation methods, which include Level 3 inputs. For the periods presented, there were no impairment charges. See Notes 1—Nature of Business and Summary of Significant Accounting Policies and 5—Goodwill and Finite-Life Intangible Assets for additional information regarding the Company’s determination of fair value regarding goodwill and indefinite-lived intangible assets.

In conjunction with the acquisitions discussed in Note 2—Acquisitions, the Company used a combination of valuation methods which include Level 3 inputs in determining the fair values of the assets and liabilities acquired as well as the fair value of the consideration transferred.

11. Major Vendors and Economic Dependence

The Company has numerous technology partners whose communication products are purchased and resold. Although the Company purchases from a diverse vendor base, products manufactured by two of our vendors, Avaya Inc. (“Avaya”), and Cisco Systems, Inc., represented 41% and 25%, respectively, of the Company’s technology offerings revenue for the year ended December 31, 2015, 30% and 29%, respectively, for the year ended December 31, 2016, and 20% and 37%, respectively, for the nine months ended September 30, 2017 (unaudited). Avaya related revenue represented 33%, 27%, 27%, and 22% of the Company’s total consolidated revenue for the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2016 and 2017 (unaudited), respectively.

Avaya filed for reorganization under Chapter 11 on January 19, 2017. As a result of this, new or existing customers may elect to delay purchasing decisions with respect to Avaya technology. Delays in customer purchasing decisions, or an election by the Company’s customers to purchase alternative technology offerings from the Company or its competitors, could result in lower revenues, gross profits or gross margins. Avaya announced in late October 2017 that the Bankruptcy Court approved Avaya’s plan of reorganization and expects to emerge from bankruptcy proceedings in the fourth quarter of 2017. Management continues to evaluate the impact that Avaya’s reorganization has had on the Company’s results of operations and financial condition.

The Company has one distributor that supplies a significant portion of its Avaya communication products. At December 31, 2015 and 2016 and September 30, 2017 (unaudited), the Company owed $38,000,000, $27,000,000, and $19,000,000, respectively, to this distributor.

12. Operating Leases

The Company leases office and warehouse space and vehicles under operating lease agreements that expire on various dates through 2026.

Approximate future minimum annual rental commitments under these operating leases as of September 30, 2017 (unaudited) are as follows (in thousands):

Years Ending December 31,	Amount
2017 (remaining three months)	$1,896
2018	6,520
2019	4,338
2020	3,003
2021	2,354
2022 and thereafter	4,478

Total	$22,589

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

Rent expense was $3,360,000 and $4,648,000 for the years ended December 31, 2015 and 2016, respectively. Rent expense was $3,505,000 and $3,417,000 for the nine months ended September 30, 2016 and 2017 (unaudited), respectively.

13. Employee Benefit Plans

The Company sponsors defined contribution plans for substantially all employees. Annual Company contributions under the plans are discretionary. Company contribution expense during the years ended December 31, 2015 and 2016 was $2,400,000 and $2,965,000, respectively. Company contribution expense during the nine months ended September 30, 2016 and 2017 (unaudited) was $2,531,000 and $2,811,000, respectively.

14. Employment Contracts and Bonus Plans

The Company has entered into employment contracts with certain officers that require an annual salary plus a bonus amount based on meeting certain business plan and financial objectives. In addition, the agreements contain provisions for severance payments under certain termination conditions.

15. Income Taxes

The provision for income taxes charged to operations for the years ended December 31, 2015 and 2016 consists of the following (in thousands):

	Year ended December 31,
	2015	2016
Current
Federal	$5,170	$9,535
State	1,321	1,246

	6,491	10,781
Deferred
Federal	(2,595)	(2,445)
State	(322)	(1,620)

	(2,917)	(4,065)

	$3,574	$6,716

The following schedule reconciles the differences between the U.S. federal income taxes at the U.S. statutory rate and our income tax expense (in thousands):

	Year ended December 31,
	2015		2016
Statutory federal income tax rate	$2,659	35.0%	$5,273	35.0%
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal income tax effect	567	7.4	857	5.7
Nondeductible expenses	280	3.7	858	5.7
Deferred rate change	—	—	370	2.4
Acquisition accounting adjustment	—	—	(351)	(2.3)
Other	68	0.9	(291)	(1.9)

Effective tax rate	$3,574	47.0%	$6,716	44.6%

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

The effective rate for the nine months ended September 30, 2017 decreased to 32.4% as a result of the negative impact of nondeductible expenses on the overall tax benefit on net losses before income taxes for the nine months ended September 30, 2017.

Deferred income tax assets and liabilities consist of the following components (in thousands):

	December 31,
	2015	2016
Deferred Tax Assets:
Trade accounts receivable	$765	$619
Inventories	306	262
Accrued expenses	260	494
Accrued compensation	2,305	2,960
Deferred revenue	1,782	1,786
Debt financing costs	—	382
Net operating loss carryforwards	2,226	1,885

Total deferred tax assets	7,644	8,388

Deferred Tax Liabilities:
Prepaid expenses and deferred customer support contract costs	3,696	4,009
Other	161	132
Property and equipment	1,737	2,872
Goodwill and finite-life intangibles	43,804	39,216

Total deferred tax liabilities	49,398	46,229

Total net deferred tax liabilities	$(41,754)	$(37,841)

As discussed in Note 1—Recently Adopted Accounting Pronouncements, the Company adopted ASU 2015-17, which requires entities to present deferred tax assets and liabilities as noncurrent on the balance sheet. Upon adoption, $1.7 million of deferred taxes previously classified as a component of current assets in the consolidated balance sheet as of December 31, 2015 have been reclassified as a component of long-term deferred tax liabilities.

Certain of the Company’s historical net operating losses are subject to Internal Revenue Code Section 382 limitations which have been considered in determining the amount of available net operating loss carryforwards. At December 31, 2016, the Company has federal net operating loss carryforwards of $4.3 million that begin to expire in 2029 if not utilized. The Company also has $7.5 million of various state operating loss carryforwards at December 31, 2016, that begin to expire in 2024 if not utilized.

Uncertain Tax Positions

The Company recognizes the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely upon its technical merits at the reporting date. The unrecognized tax benefit is the difference between the tax benefit recognized and the tax benefit claimed on the Company’s income tax return. The Company has reviewed its prior year returns and believes that all material tax positions in the current and prior years have been analyzed and properly accounted for and that the risk that additional material uncertain tax positions have not been identified is remote.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

A reconciliation of the beginning and ending amounts of the gross unrecognized income tax benefit is as follows:

Balance as of December 31, 2015	1,331
Current year uncertain tax positions	125
Settlements	—

Balance as of December 31, 2016	$1,456

The amount of unrecognized tax benefits is not expected to change materially within the next 12 months. If we were to prevail on all unrecognized tax benefits recorded, $1,364,000 of the $1,456,000 reserve would benefit the effective tax rate. In addition, the reversal of accrued penalties and interest would also benefit the effective tax rate. Interest and penalties associated with unrecognized tax benefits are recorded within income tax expense. During the years ended December 31, 2015 and 2016, we recorded a net expense from accrued penalties and interest of $0 and $74,000, respectively. As of December 31, 2015 and 2016, total accrued interest and penalties were $0 and $111,000, respectively. There have been no material changes to the Company’s uncertain tax positions for the nine months ended September 30, 2017.

The Company’s federal income tax returns remain open to examination for 2014 through 2016 and certain of the Company’s state income tax returns remain open to examination for 2013 through 2016.

16. Segment Reporting

Management has concluded that our chief operating decision maker (CODM) consists of both its chief executive officer and chief financial officer. The Company’s CODMs collectively review the entire organization’s consolidated results as a whole on a monthly basis to evaluate performance and make resource allocation decisions. Management views the Company’s operations and manages its business as one operating segment.

Geographic Areas

Sales to customers outside of the United States are not material for any of the periods presented. Additionally, the Company does not have long-lived assets outside of the United States.

C1 INVESTMENT CORP.

Notes to the Consolidated Financial Statements—(Continued)

Revenue by Technology Market

The following table presents total technology offerings revenue and services revenue by technology market, based on the Company’s internal classification of revenue (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
Technology Offerings
Collaboration	$207,202	$232,357	$170,731	$159,246
Enterprise Networking, Data Center, Cloud and Security	90,279	207,447	162,508	155,955

	$297,481	$439,804	$333,239	$315,201

Services
Collaboration	$288,167	$319,208	$233,984	$250,779
Enterprise Networking, Data Center, Cloud and Security	15,816	56,597	37,858	53,720

	$303,983	$375,805	$271,842	$304,499

Total
Collaboration	$495,369	$551,565	$404,715	$410,025
Enterprise Networking, Data Center, Cloud and Security	106,095	264,044	200,366	209,675

Total	$601,464	$815,609	$605,081	$619,700

17. Related-Party Transactions

The Company has a management agreement with Clearlake, a stockholder of the Company. Under the terms of the agreement, the Company is required to pay Clearlake a quarterly management fee not to exceed $375,000. For years ended December 31, 2015 and 2016, the expense under the agreement was $1,500,000, of which $375,000 was included in accrued expenses at December 31, 2015 and 2016, respectively. For the nine months ended September 30, 2016 and 2017 (unaudited), the expense under the agreement was $1,125,000, of which $375,000 was included in accrued expenses at September 30, 2016 and 2017 (unaudited), respectively. The Company paid consulting fees of $100,000 to Clearlake in the year ended December 31, 2016 and in the nine months ended September 30, 2017 related to debt refinancings.

On August 17, 2017, the Company granted 530,772 options to purchase the Company’s Class B Common Stock to a newly appointed board member. On September 25, 2017, the board member early exercised the options for a total exercise price of $1,805,000 with payment in the form of a Recourse Promissory Note. The note bears interest at 2.6% and is due and payable in full upon the earliest of (i) September 25, 2027, (ii) the date on which the first registration statement is filed with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, offering securities of the Company to the public, (iii) the dissolution or liquidation of the Company, and (iv) within 10 days after the date on which the individual is no longer a director of the Company.

ANNEX A

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

by and among

FORUM MERGER CORPORATION,

as the Parent,

FMC MERGER SUBSIDIARY CORP.,

as Merger Sub I,

FMC MERGER SUBSIDIARY LLC,

as Merger Sub II,

CLEARLAKE CAPITAL MANAGEMENT III, L.P.,

in the capacity as the Seller Representative,

and

C1 INVESTMENT CORP.,

as the Company

Dated as of November 30, 2017

A-i

V. REPRESENTATIONS AND WARRANTIES OF THE COMPANY	A-23
5.1. Organization and Standing	A-23
5.2. Authorization; Binding Agreement	A-23
5.3. Capitalization	A-23
5.4. Subsidiaries	A-24
5.5. Governmental Approvals	A-25
5.6. Non-Contravention	A-25
5.7. Financial Statements	A-26
5.8. Absence of Certain Changes	A-27
5.9. Compliance with Laws	A-27
5.10. Company Permits	A-27
5.11. Litigation	A-27
5.12. Material Contracts	A-27
5.13. Intellectual Property	A-28
5.14. Taxes and Returns	A-30
5.15. Real Property	A-30
5.16. Title to and Sufficiency of Assets	A-30
5.17. Employee Matters	A-30
5.18. Benefit Plans	A-31
5.19. Environmental Matters	A-32
5.20. Transactions with Related Persons	A-32
5.21. Insurance	A-32
5.22. Export Control Laws	A-33
5.23. Books and Records	A-33
5.24. Top Customers and Suppliers	A-33
5.25. Government Contracts	A-33
5.26. Certain Business Practices	A-34
5.27. Investment Company Act	A-35
5.28. Finders and Brokers	A-35
5.29. Independent Investigation	A-35
5.30. Information Supplied	A-35
5.31. Disclosure	A-35

VI. COVENANTS	A-36
6.1. Access and Information	A-36
6.2. Conduct of Business of the Company	A-36
6.3. Conduct of Business of the Parent	A-38
6.4. Parent Public Filings	A-39
6.5. No Solicitation	A-39
6.6. No Trading	A-40
6.7. Notification of Certain Matters	A-40
6.8. Efforts	A-40
6.9. Further Assurances	A-42
6.10. The Registration Statement	A-42
6.11. Company Stockholder Meeting	A-44
6.12. PIPE Investment	A-44
6.13. Public Announcements	A-44
6.14. Confidential Information	A-45
6.15. Documents and Information	A-46
6.16. Indemnification of Directors and Officers; Tail Insurance	A-46
6.17. Post-Closing Board of Directors and Executive Officers	A-47
6.18. Use of Trust Account Proceeds After the Closing	A-47

A-ii

6.19. Parent Post-Closing Dividend Policy	A-47
6.20. Post-Closing Registration Statement	A-47
6.21. Security Clearances	A-47
6.22. Listing of Parent Common Shares	A-48

VII. SURVIVAL	A-48
7.1. Survival	A-48

VIII. CLOSING CONDITIONS	A-48
8.1. Conditions to Each Party’s Obligations	A-48
8.2. Conditions to Obligations of the Company	A-49
8.3. Conditions to Obligations of the Parent	A-50
8.4. Frustration of Conditions	A-51

IX. TERMINATION AND EXPENSES	A-51
9.1. Termination	A-51
9.2. Effect of Termination	A-52
9.3. Transaction Expenses	A-53
9.4. Termination Fee	A-53

X. WAIVERS AND RELEASES	A-53
10.1. Waiver of Claims Against Trust	A-53

XI. MISCELLANEOUS	A-55
11.1. Notices	A-55
11.2. Binding Effect; Assignment	A-56
11.3. Third Parties	A-56
11.4. Arbitration	A-56
11.5. Governing Law; Jurisdiction	A-57
11.6. WAIVER OF JURY TRIAL	A-57
11.7. Specific Performance	A-58
11.8. Severability	A-58
11.9. Amendment	A-58
11.10. Waiver	A-58
11.11. Entire Agreement	A-58
11.12. Interpretation	A-59
11.13. Counterparts	A-59
11.14. Seller Representative	A-60
11.15. Acknowledgement; Waiver of Conflicts; Retention of Privilege	A-61

XII. DEFINITIONS	A-63
12.1. Certain Definitions	A-63
12.2. Section References	A-74

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Form of Voting Agreement
Exhibit B	Form of Letter of Transmittal
Exhibit C	Form of Lock-Up Agreement
Exhibit D	Form of Sponsor Earnout Letter and Amendment to Escrow Agreement
Exhibit E	Form of Registration Rights Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of November 30, 2017 by and among (i) Forum Merger Corporation, a Delaware corporation (the “Parent”), (ii) FMC Merger Subsidiary Corp., a Delaware corporation (“Merger Sub I”) and a wholly-owned subsidiary of Parent, (iii) FMC Merger Subsidiary LLC, a Delaware limited liability company (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”) and a wholly-owned subsidiary of the Parent, (iv) Clearlake Capital Management III, L.P., a Delaware limited partnership, in the capacity as the representative from and after the Effective Time (as defined below) for the Company Securityholders in accordance with the terms and conditions of this Agreement (the “Seller Representative”), and (v) C1 Investment Corp., a Delaware corporation (the “Company”). The Parent, the Merger Subs, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

WHEREAS, the Company, directly and indirectly through its subsidiaries, provides information technology collaboration and technology solutions for large and medium enterprises, including for the collaboration, enterprise networking and data center, cloud and security markets;

WHEREAS, the Parent owns all of the issued and outstanding shares of equity securities of the Merger Subs, each of which was formed for the sole purpose of the Mergers (as defined below);

WHEREAS, the Parties intend to effect: (a) the merger of the Merger Sub I with and into the Company, with the Company continuing as the surviving corporation (the “First Merger”), as a result of which all of the issued and outstanding capital stock, options and warrants, of the Company, immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate or other instrument previously representing any such shares, options or warrants shall thereafter represent the right to receive a Pro Rata Share (as defined herein) of the Total Consideration (as defined herein), all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”), all in accordance with the terms of this Agreement; and (b) as part of the same overall transaction as the First Merger, a merger of the surviving corporation of the First Merger with and into Merger Sub II with Merger Sub II continuing as the surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”);

WHEREAS, the (a) boards of directors of the Company, the Parent and Merger Sub I and (b) the managing member of Merger Sub II, have each (i) determined that the Merger is fair, advisable and in the best interests of their respective companies and stockholders (as applicable) and (ii) approved this Agreement and the transactions contemplated hereby, including the Mergers, upon the terms and subject to the conditions set forth herein;

WHEREAS, the boards of directors of each of the Company, the Parent and Merger Sub I have determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the First Merger;

WHEREAS, the Company has provided to the Parent voting and support agreements in the form attached as Exhibit A hereto (collectively, the “Voting Agreements”) signed by the Company and Company Stockholders (as defined herein) representing in the aggregate the Required Company Stockholder Approval (as defined herein);

WHEREAS, the Parties intend that for U.S. federal and applicable state and local income tax purposes, (i) the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (as defined herein) and (ii) this Agreement shall constitute a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a);

WHEREAS, the Parent on or about the date hereof has obtained commitments from certain investors for a private placement of Parent Common Shares (as defined herein) (the “PIPE Investment”), each such private placement to be consummated immediately prior to the consummation of the transactions contemplated by this Agreement (other than the Deferred PIPE Closing (as defined herein)); and

WHEREAS, certain capitalized terms used herein are defined in Article XII hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

MERGERS

1.1 Mergers.

(a) The First Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DGCL, Merger Sub I and the Company shall consummate the First Merger, pursuant to which Merger Sub I shall be merged with and into the Company, following which the separate corporate existence of Merger Sub I shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the First Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to the Company for periods after the Effective Time until the Second Effective Time shall include the Surviving Corporation).

(b) The Second Merger. At the Second Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DLLCA, the Surviving Corporation shall be merged with and into Merger Sub II, and the separate existence of the Surviving Corporation shall cease and Merger Sub II will continue as the surviving entity. Merger Sub II, as the surviving entity after the Second Merger, is hereinafter sometimes referred to as the “Surviving Entity” (provided, that references to the Company or the Surviving Corporation for periods after the Second Effective Time shall include the Surviving Entity).

1.2 Effective Time. The Parties hereto shall cause the First Merger to be consummated by filing a certificate of merger for the merger of Merger Sub I with and into the Company (the “Certificate of First Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL (the time of such filing, or the later effective time of the merger as specified in the Certificate of Merger, being the “Effective Time”). As soon as practicable following the Effective Time, but no later than one (1) Business Day following the Effective Time, Parent shall cause the Second Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware (the “Certificate of Second Merger” and together with the Certificate of First Merger, the “Certificates of Merger”), in accordance with the relevant provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”) (the time of such filing, or the later effective time of the Second Merger as specified in the Certificate of Second Merger, being the “Second Effective Time”).

1.3 Effect of the Mergers.

(a) At the Effective Time, the effect of the First Merger shall be as provided in this Agreement, the Certificate of First Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub I and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub I and the Company set forth in this Agreement to be performed after the Effective Time.

(b) At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Certificate of Second Merger and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub II and the Surviving Corporation shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Entity, which shall include the assumption by the Surviving Entity of any and all agreements, covenants, duties and obligations of Merger Sub II and the Surviving Corporation set forth in this Agreement to be performed after the Second Effective Time.

1.4 Tax Treatment.

(a) For U.S. federal and applicable state and local income tax purposes, the Mergers together are intended to constitute a “reorganization” within the meaning of Section 368 of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations and will take no action (and will not fail to take any action) that would reasonably be expected to cause the Mergers to fail to qualify as a reorganization.

(b) Notwithstanding any provision of this Agreement, the allocation of Total Consideration as among cash and Parent Common Shares allocable to Company Securityholders shall be adjusted, by decreasing the cash portion and correspondingly increasing the portion of Total Consideration paid in Parent Common Shares, if and to the extent necessary to assure that the Company Securityholders receive sufficient Parent Common Shares such that, when aggregated with Parent Common Shares previously paid as Total Consideration to the Company Securityholders (if any), the amount of Parent Common Shares is not less than the minimum amount of Parent Common Shares necessary to satisfy the requirements for qualification as a reorganization under Section 368(a)(1)(A) of the Code.

1.5 Organizational Documents. At the Effective Time, the certificate of incorporation and bylaws of the Company as in effect immediately prior to the Effective Time, shall cease and the certificate of incorporation and by-laws of Merger Sub I as in effect immediately prior to the Effective Time, shall be the charter documents of the Surviving Corporation. At the Second Effective Time, the certificate of formation and operating agreement of Merger Sub II as in effect immediately prior to the Second Effective Time shall be the certificate of formation and operating agreement of the Surviving Entity until thereafter amended in accordance with its terms and as provided by applicable Law, except that the name of the Surviving Entity in such certificate of formation and operating agreement shall be amended to be “C1 Investment LLC”.

1.6 Directors and Officers of the Surviving Corporation Entity. Immediately after the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the board of directors and executive officers of the Parent after giving effect to Section 6.17. Immediately after the Second Effective Time, the executive officers of the Surviving Entity shall be the executive officers of the Parent after giving effect to Section 6.17.

1.7 Merger Consideration. Subject to and upon the terms and conditions of this Agreement:

(a) The aggregate consideration to be paid to the Company Securityholders at the Closing (subject to adjustment in accordance with Section 1.12) pursuant to the Mergers (the “Merger Consideration”) shall be equal to an amount equal to (i) the Enterprise Value, minus (ii) the Closing Indebtedness, plus (iii) the Closing Cash, plus (iv) the Net Acquisition Amount, if any (which such amount of Merger Consideration, for the avoidance of doubt, includes the Deferred PIPE Closing Amount to be paid after the Closing for the Deferred Payment in accordance with Section 1.7(e) below). Additionally, the Company Securityholders will have the contingent right to receive the Earnout Payments (together with the Merger Consideration, the “Total Consideration”) after the Closing in accordance with Article II below.

(b) Subject to the application of Section 1.4(b), the Merger Consideration will be paid in the form of: (i) cash from the Parent and/or the Target Companies (the “Cash Consideration”) in an amount equal to (A) the total cash and cash equivalents of Parent, including funds from the PIPE Investment and the remaining funds in the Trust Account, after giving effect to the completion of the Redemption (but for the avoidance of doubt before giving effect to the payment of Transaction Expenses or Sponsor Loans paid at or in connection with the Closing in accordance with Section 6.18) (the amount in this clause (A), the “Parent Cash”), plus (B) the Permitted Closing Cash, minus (C) Twenty-Five Million U.S. Dollars ($25,000,000); (ii) a number of Parent Common Shares, valued at the Redemption Price per share, equal to (A) the Merger Consideration, minus (B) the Cash Consideration, minus (C) the Deferred PIPE Closing Amount (the “Stock Consideration”); and (iii) a deferred payment equal to the Deferred PIPE Closing Amount (the “Deferred Payment”) to be paid upon the consummation of the Deferred PIPE Closing in accordance with Section 1.7(e) below.

(c) Each Company Securityholder shall be entitled to receive such Company Securityholder’s respective Pro Rata Share of the Cash Consideration, the Stock Consideration, the Deferred Payment, the Earnout Cash Payments and the Earnout Stock Payments. Notwithstanding anything to the contrary contained in this Agreement, solely for purposes of calculating each Company Securityholder’s Pro Rata Share of the Merger Consideration or any component thereof, including the Cash Consideration, the Stock Consideration and the Deferred Payment (but for the avoidance of doubt, not the aggregate Merger Consideration, or any component thereof, payable by the Parent), the aggregate exercise price of all issued and outstanding Company Options as of the Effective Time shall be added to the Merger Consideration.

(d) Notwithstanding the foregoing in this Section 1.7, the Merger Consideration is subject to any post-Closing adjustments to the Merger Consideration pursuant to Section 1.12 or adjustments pursuant to Section 1.13.

(e) Notwithstanding anything to the contrary contained in this Agreement, the Parties acknowledge and agree that a portion of the Merger Consideration equal to the Deferred PIPE Closing Amount is being deferred at the Closing and will not be paid until the Deferred PIPE Closing is consummated in accordance with the Deferred PIPE Closing Agreement. Within three (3) Business Days after the consummation of the Deferred PIPE Closing, the Parent will pay the Deferred PIPE Closing Amount in cash to the Company Securityholders as the Deferred Payment hereunder. In the event that the PIPE Investor for the Deferred PIPE Closing defaults on the Deferred PIPE Closing Agreement and does not consummate the Deferred PIPE Closing in accordance with the terms thereof, and such default continues for a period of five (5) Business Days thereafter, the Parent shall, in lieu of the cash payment for the Deferred Payment hereunder and in satisfaction of its obligations with respect to the Deferred Payment, instead issue to the Company Securityholders the Parent Common Shares that the Parent was otherwise required to issue to the PIPE Investor at the Deferred PIPE Closing under the Deferred PIPE Closing Agreement if such PIPE Investor had closed thereunder in accordance with the terms thereof.

(f) Notwithstanding the foregoing in this Section 1.7, in the event that it is reasonably expected by the Parties that immediately after the Closing, the Company Securityholders in the aggregate would fail to own at least 50.1% of the issued and outstanding capital stock of the Parent, the Seller Representative shall (in its sole discretion) have the option at any time prior to the Closing to increase the amount of Stock Consideration and decrease the amount of Cash Consideration (proportionately so as to maintain the aggregate Merger Consideration as determined pursuant to Section 1.7(b)) to be delivered by the Parent to the Company Securityholders at the Closing pursuant to this Section 1.7, in such amounts so that it is reasonably expected by the Parties that immediately after the Closing, the Company Securityholders in the aggregate would own at least 50.1% of the issued and outstanding capital stock of the Parent.

1.8 Effect of First Merger on Company Securities. At the Effective Time, by virtue of the First Merger and without any action on the part of any Party or any Company Securityholder or the holders of any shares of capital stock of the Parent or Merger Sub I:

(a) Company Stock. Subject to clause (b) below, all shares of Company Stock issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and automatically deemed for all purposes to represent the right to receive the Total Consideration, with each Company Stockholder being entitled to receiving its Pro Rata Share of the Closing Consideration (and thereafter the Deferred Payment, any additional Parent Common Shares pursuant to Section 1.12 and any Earnout Payments in accordance with this

Agreement), without interest, upon surrender of their stock certificates representing Company Stock (the “Company Certificates”) (or a Lost Certificate Affidavit) and delivery of the other Transmittal Documents required under Section 1.10. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation or Surviving Entity (other than the rights set forth in Section 1.13 below).

(b) Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any Company Securities that are owned by the Company as treasury shares or any Company Securities owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time, such Company Securities shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(c) Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 1.13 and shall thereafter represent only the right to receive the applicable payments set forth in Section 1.13.

(d) Company Convertible Securities.

(i) Each outstanding Company Convertible Security (other than Company Options), (A) if not exercised or converted prior to such time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Stock or (B) if exercised prior to such time, shall have the resulting shares of capital stock of the Company issued upon such exercise treated as outstanding shares of capital stock of the Company, and such holders shall be considered Company Stockholders for purposes of this Agreement. The Company shall, prior to the Effective Time, take all actions as are necessary in order to effectuate the actions contemplated by this Section 1.8(d) and to ensure that no holder of any Company Convertible Securities (other than Company Options) shall have any rights from and after the Effective Time with respect to such Company Convertible Securities; provided that such actions shall expressly be conditioned upon the consummation of the Mergers and shall be of no force or effect if this Agreement is terminated.

(ii) Each outstanding Company Option that is unvested as of the Effective Time shall become fully vested and exercisable as of the Effective Time (each such Company Option subject to such accelerated vesting, an “Accelerated Option”). Each Company Option that is outstanding and unexercised as of the Effective Time shall be converted into the right to receive, with respect to each share of Company Stock subject to such Company Option, and without interest, (A) an amount of Merger Consideration equal to the Pro Rata Share of the Merger Consideration applicable to such share of Company Stock subject to such Company Option minus the per-share exercise price of such Company Option (for the avoidance of doubt, with the Merger Consideration determined in accordance with Section 1.7(c)), which such amount of Merger Consideration shall be payable (or issuable) in the forms and at the times set forth in this Agreement as if the holder of such Company Option was a Company Stockholder; and (B) the Pro Rata Share of Earnout Payments applicable to such share of Company Stock subject to such Company Option, which Earnout Payments shall be payable (or issuable) in the forms and at the times set forth in this Agreement as if the holder of such Company Option was a Company Stockholder; provided, however, that in order to receive an installment of applicable Pro Rata Share of the Earnout Payments associated with an Accelerated Option, the holder of such Accelerated Option must be an employee, director or consultant of Parent or the Surviving Entity or their respective Subsidiaries at the time such installment is paid or issued, and must deliver a duly executed Option Cancellation Agreement prior to the Closing accepting the treatment of such Accelerated Option as set forth in this Agreement. All consideration pursuant to this Section 1.8(d)(ii) shall be processed through Parent’s or the Surviving Corporation’s payroll system, and shall be paid in accordance with standard payroll practices and subject to any required withholding for applicable Taxes. Notwithstanding the foregoing, no consideration will be payable or issuance with respect to a Company Option unless the holder of such Company Option has made arrangements for payment of withholding taxes with respect to such consideration, including payment of additional cash to Parent or the Surviving Corporation, if the Cash Consideration paid on a particular date is insufficient to provide for the withholding with respect to such consideration.

1.9 Effect of First Merger on Merger Sub I Stock; Effect of Second Merger on Merger Sub II Membership Interests and Surviving Corporation Stock.

(a) At the Effective Time, by virtue of the First Merger and without any action on the part of any Party or any Company Securityholder or the holders of any shares of capital stock of the Parent or Merger Sub I, each Merger Sub I Common Share outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any Party or any Company Securityholder or the holders of any shares of capital stock of the Parent, the Surviving Corporation or Merger Sub II: (i) each share of common stock of the Surviving Corporation outstanding immediately prior to the Second Effective Time shall be canceled and shall cease to exist without any conversion thereof or payment therefor; and (ii) each membership interest of Merger Sub II outstanding immediately prior to the Second Effective Time shall be converted into a membership interest of the Surviving Entity, with the rights as set forth in the operating agreement of the Surviving Entity, and shall constitute the only outstanding membership interests of the Surviving Entity.

1.10 Surrender of Company Securities and Disbursement of Merger Consideration.

(a) Subject to Section 1.13 and the provisions of this Section 1.10, at the Effective Time, the Parent shall deliver, or cause to be delivered to the Company Securityholders (the “Closing Consideration”): (i) the Estimated Cash Consideration and (ii) the Estimated Stock Consideration, with each Company Securityholder receiving its Pro Rata Share of such Closing Consideration. The Estimated Cash Consideration shall be paid to each Company Securityholder via wire transfer of immediately available funds in accordance with instructions provided by such Company Securityholder in the Letter of Transmittal at least two (2) Business Days prior to the Closing Date to the Company and the Parent.

(b) Prior to the Effective Time, the Company shall send to each Company Securityholder a letter of transmittal for use in such exchange in the form attached hereto as Exhibit B (a “Letter of Transmittal”) (which shall specify that the delivery of share certificates in respect of the Stock Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates to the Company (or a Lost Certificate Affidavit) for use in such exchange. The Estimated Stock Consideration shall be delivered via book entry issuance.

(c) Each Company Securityholder shall be entitled to receive its Pro Rata Share of the Closing Consideration in respect of the Company Stock represented by the Company Certificate(s) (excluding any Company Securities described in Sections 1.8(b) or 1.8(c)), as soon as reasonably practicable after the Effective Time, but subject to the prior delivery to the Company (with copies to the Parent) of the following items (collectively, the “Transmittal Documents”): (i) for the Company Stockholders, the Company Certificate(s) for its Company Stock (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal and such other documents as may be reasonably requested by the Company or the Parent, (ii) a duly executed counterpart to the lock-up agreement with the Parent, effective as of the Effective Time, substantially in the form attached as Exhibit C hereto (each, a “Lock-Up Agreement”), (iii) for the Company Stockholders holding shares of Company Class A Common Stock immediately prior to the Effective Time, a duly executed counterpart to the Registration Rights Agreement and (iv) for holders of Company Options (including vested Company Options), a duly executed option cancellation agreement, effective as of the Effective Time, in a form to be reasonably agreed upon by Parent and the Company (each, an “Option Cancellation Agreement”). Until so surrendered and/or submitted (as applicable), each Company Security shall represent after the Effective Time for all purposes only the right to receive the portion of the Total Consideration attributable to such Company Security.

(d) If any portion of the Total Consideration is to be delivered or issued to a Person other than the Person in whose name the surrendered Company Certificate is registered immediately prior to the Effective

Time, it shall be a condition to such delivery that (i) the transfer of such Company Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and the Company’s Stockholders Agreement, each as in effect immediately prior to the Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (iii) the recipient such portion of the Total Consideration, or the Person in whose name such portion of the Total Consideration is delivered or issued, shall have already executed and delivered counterparts to the Lock-Up Agreement, Registration Rights Agreement, if applicable, the Option Cancellation Agreement, if applicable, and such other Transmittal Documents as are reasonably deemed necessary by the Company or the Parent and (iv) the Person requesting such delivery shall pay to the Parent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of the Company and the Parent that such Tax has been paid or is not payable.

(e) Notwithstanding anything to the contrary contained herein, in the event that any Company Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Company Certificate to the Company, the Company Stockholder may instead deliver to the Company an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to the Parent and the Company (a “Lost Certificate Affidavit”), which at the reasonable discretion of the Parent may include a requirement that the owner of such lost, stolen or destroyed Company Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Parent or the Surviving Corporation with respect to the shares of Company Stock represented by the Company Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly delivered in accordance with this Section 1.10(e) shall be treated as a Company Certificate for all purposes of this Agreement.

(f) Any holders of Company Convertible Securities who have properly exercised or converted their Company Convertible Securities into Company Stock prior to the Effective Time but have not yet received Company Certificates in respect thereof may in lieu of a Company Certificate deliver to the Company their certificate or other instrument for the Company Convertible Securities and other evidence that they have properly and timely exercised or converted their Company Convertible Securities, along with a Lost Certificate Affidavit and the other Transmittal Documents.

(g) After the Effective Time, there shall be no further registration of transfers of Company Stock. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation or the Parent, they shall be canceled and exchanged for the applicable portion of the Total Consideration provided for, and in accordance with the procedures set forth in this Section 1.10. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Shares with a record date after the Effective Time will be paid to the holders of any Company Certificates that have not yet been surrendered with respect to the Parent Common Shares to be issued upon surrender thereof until the holders of record of such Company Certificates shall surrender such certificates (or provide a Lost Certificate Affidavit in lieu thereof) and provide the other Transmittal Documents. Subject to applicable Law, following surrender of any such Company Certificates (or delivery of a Lost Certificate Affidavit in lieu thereof) and delivery of the other Transmittal Documents, Parent shall promptly deliver to the record holders thereof, without interest, the certificates representing the Parent Common Shares issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Shares.

(h) All securities issued upon the surrender and cancellation of Company Stock in accordance with the terms hereof, together with the right of the holder thereof to receive such holder’s Pro Rata Share of each of the Closing Consideration, the Deferred Payment, any additional Parent Common Shares pursuant to Section 1.12 and any Earnout Payments, in each case, with respect to such Company Stock, shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Stock. Notwithstanding anything to the contrary contained herein, none of the Surviving Corporation, the Parent or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i) Notwithstanding anything to the contrary contained herein, no fraction of a Parent Common Share will be issued by virtue of the First Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a Parent Common Share (after aggregating all fractional Parent Common Shares that otherwise would be received by such holder) shall instead have the number of Parent Common Shares issued to such Person rounded up in the aggregate to the nearest whole Parent Common Share.

1.11 Closing Calculations.

(a) Not later than the third (3rd) Business Day prior to the Closing Date, the Company shall deliver to the Parent a statement certified by the Company’s chief financial officer (the “Estimated Company Statement”) setting forth (i) an estimated consolidated balance sheet of the Target Companies as of the Reference Time, prepared in good faith and in accordance with the Accounting Principles, (ii) a good faith estimate, with reasonably detailed calculation of the Permitted Closing Cash as of the Closing (the “Estimated Permitted Closing Cash”) and (iii) a good faith estimate, with reasonably detailed calculations, of (A) the Closing Indebtedness (the “Estimated Closing Indebtedness”), (B) the Closing Cash (the “Estimated Closing Cash”) and (C) the Net Acquisition Amount (the “Estimated Net Acquisition Amount”), and the resulting estimated amount of the Merger Consideration as of the Closing (the “Estimated Merger Consideration”); provided, that the Company will consider in good faith Parent’s comments to the Estimated Company Statement, and if any adjustments are made to the Estimated Company Statement prior to the Closing, such adjusted Estimated Company Statement shall thereafter become the Estimated Company Statement for all purposes of this Agreement. The Estimated Company Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

(b) On the Business Day prior to the Closing Date, the Parent shall deliver to the Company a statement certified by the Parent’s chief executive officer (the “Estimated Parent Statement”) setting forth a good faith estimate, with reasonably detailed calculations, of (i) the Parent Cash as of the Closing (the “Estimated Parent Cash”), and (ii) the resulting estimates of the Cash Consideration (the “Estimated Cash Consideration”), Stock Consideration (the “Estimated Stock Consideration”) and Closing Consideration based on the Estimated Parent Cash set forth in the Estimated Parent Statement and the Estimated Merger Consideration, Estimated Closing Cash and the Estimated Permitted Closing Cash set forth in the Estimated Company Statement; provided, that, the Parent will consider in good faith the Company’s comments to the Estimated Parent Statement, and if any adjustments are made to the Estimated Parent Statement prior to the Closing, such adjusted Estimated Parent Statement shall thereafter become the Estimated Parent Statement for all purposes of this Agreement.

1.12 Final Post-Closing Adjustments and Calculations.

(a) Within ninety (90) days after the Closing Date, the disinterested independent directors of the Board of Directors of Parent, acting by majority approval of such directors (the “Parent Representative”), shall deliver to the Seller Representative a statement (the “Closing Statement”) setting forth a good faith calculation of the Closing Indebtedness, the Closing Cash, the Net Acquisition Amount and the resulting amount of Merger Consideration. The Closing Statement shall be prepared, and the Closing Indebtedness, the Closing Cash, the Net Acquisition Amount and the resulting Merger Consideration shall be determined in accordance with the Accounting Principles and otherwise in accordance with this Agreement. The Parent, the Surviving Corporation and the Seller Representative shall, and shall cause their respective Representatives to, cooperate with the Parent Representative and its Representatives in the preparation of the Closing Statement, as reasonably requested by the Parent Representative and its Representatives, including providing reasonable access to the books, records, files, facilities and personnel of the Target Companies. After delivery of the Closing Statement, the Seller Representative and its Representatives shall be permitted reasonable access at reasonable times to review the Surviving Corporation’s and its Subsidiaries’ books, records and any work papers to the extent such books, records and work papers are related to the preparation of the Closing Statement. The Seller Representative and its Representatives may make inquiries of the Parent Representative, the Parent, the Surviving Corporation, its Subsidiaries and their respective Representatives regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and the Parent Representative, the Parent, the

Surviving Corporation and its Subsidiaries shall each use its commercially reasonable efforts to cause any such Representative to cooperate with and respond to such inquiries. If the Seller Representative has any objections to the Closing Statement, the Seller Representative shall deliver to the Parent Representative a statement setting forth its objections thereto (in reasonable detail) (an “Objection Statement”). If an Objection Statement is not delivered to the Parent Representative within thirty (30) days following the date of delivery of the Closing Statement, the Closing Statement, all determinations set forth therein, and the resulting Final Merger Consideration set forth therein, shall be final, binding and non-appealable by the Parties. If an Objection Statement is delivered within such thirty (30) day period, the Seller Representative and the Parent Representative shall negotiate in good faith to resolve any such objections for a period of twenty (20) days thereafter. If the Seller Representative and the Parent Representative do not reach a final resolution within such twenty (20) day period, then upon the written request of either the Parent Representative or the Seller Representative, the Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 1.12(b). The Parties acknowledge that any information provided pursuant to this Section 1.12 will be subject to the confidentiality obligations of Section 6.14.

(b) If a dispute with respect to the Closing Statement is submitted in accordance with this Section 1.12 to the Independent Expert for final resolution, the Parties will follow the procedures set forth in this Section 1.12(b). Each of the Seller Representative and the Parent Representative agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert will be borne by the Parent. The Independent Expert will determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Expert will be based solely on presentations with respect to such disputed items by the Parent Representative and the Seller Representative to the Independent Expert and not on the Independent Expert’s independent review; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Expert by the Parent Representative or the Seller Representative in connection with such presentations and any materials delivered to the Independent Expert in response to requests by the Independent Expert. With respect to any disputed item, the Independent Expert’s calculations shall be no greater than the highest amount calculated with respect to such item by the Parent Representative or the Seller Representative, as the case may be, and no lower than the lowest amount calculated with respect to such item by the Parent Representative or the Seller Representative, as the case may be. Each of the Seller Representative and the Parent Representative will use their reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Party will be entitled, as part of its presentation, to respond to the presentation of the other Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this Section 1.12. It is the intent of the parties hereto that the Independent Expert procedures and the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). The Seller Representative and the Parent Representative will request that the Independent Expert’s determination be made within forty-five (45) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the Parent Representative and the Seller Representative and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for Fraud or manifest error). The final amount of the Merger Consideration as determined either pursuant to Section 1.12(a) or this Section 1.12(b) is referred to herein as the “Final Merger Consideration”.

(c) For purposes hereof, the term “Adjustment Amount” shall mean (x) the Final Merger Consideration as finally determined in accordance with this Section 1.12, less (y) the Estimated Merger Consideration; provided, that, in the event that the absolute value of the Adjustment Amount is less than Two Million U.S. Dollars ($2,000,000), the Adjustment Amount shall be equal to zero dollars ($0.00). If the Adjustment Amount is a positive number, then within five (5) Business Days after the determination of the Final Merger Consideration, the Parent shall issue to the Company Securityholders an additional number of Parent Common Shares equal to the Adjustment Amount, with each Parent Common Share valued at the Redemption Price (but subject to Section 1.10(i)), with each Company Securityholder receiving its Pro Rata Share of such additional Parent Common Shares. If the Adjustment Amount is a negative amount, then within five (5) Business Days after the determination of the Final Merger Consideration, the Company Securityholder, based on each Company Securityholder’s Pro Rata Share, shall deliver to the Parent a number of Parent Common Shares equal to the absolute value of the Adjustment Amount, with each such Parent Common Share valued at the Redemption Price. If any Company Securityholder fails to deliver their Parent Common Shares to the Parent as required by this Section 1.12(c), then, at the sole discretion of the Parent Representative and without limiting any other rights of the Parent under this Agreement or any Ancillary Document or at law or equity, the Parent Representative on behalf of the Parent may offset the full amount to which the Parent is entitled, in whole or in part, by reducing the amount of any payment or other obligation due to such Company Securityholder pursuant to this Agreement or any Ancillary Document, including any Earnout Payment. Additionally, each Company Securityholder in the Letter of Transmittal shall appoint and authorize the Parent Representative as their attorney-in-fact to transfer to Parent any Parent Common Shares as required by this Section 1.12(c), and the Parent Representative may transfer such equity and cancel the stock certificates for such equity on the Parent’s books and records.

1.13 Appraisal and Dissenter’s Rights. No Company Stockholder who has validly exercised its appraisal rights pursuant to Section 262 of the DGCL (a “Dissenting Stockholder”) with respect to its Company Stock (such shares, “Dissenting Shares”) shall be entitled to receive any portion of the Total Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. The Company shall give the Parent and the Parent Representative (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of the Parent and the Parent Representative, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding anything to the contrary contained in this Agreement, the Dissenting Stockholders shall have no rights to any portion of the Total Consideration with respect to any Dissenting Shares.

1.14 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation following the First Merger and the Surviving Entity following the Second Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and the Merger Subs, the officers and directors or members (as applicable) of the Company and the Merger Subs are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE II EARNOUT

2.1 Earnout Payments.

(a) After the Closing, subject to the terms and conditions set forth herein, the Company Securityholders shall have the contingent right to receive additional consideration from the Parent based on the performance of the Parent if the requirements as set forth in this Article II are achieved. In the event that (i) EBITDA (measured at any applicable Measurement Date occurring within calendar year 2018 and using the Measurement Methodologies) exceeds One Hundred Forty-Four Million U.S. Dollars ($144,000,000) (the “2018 Target”), (ii) EBITDA (measured at any applicable Measurement Date occurring within calendar year 2019 and using the Measurement Methodologies ) exceeds One Hundred Fifty-Five Million U.S. Dollars ($155,000,000) (the “2019 Target”), or (iii) EBITDA (measured at any applicable Measurement Date occurring within calendar year 2020 using the Measurement Methodologies) exceeds One Hundred Sixty-Five Million U.S. Dollars ($165,000,000) (the “2020 Target” and together with the 2018 Target and 2019 Target, the “Earnout Targets” and each of calendar years 2018, 2019 and 2020 an “Earnout Year”), in each case, at any time during the period beginning on and including the Closing Date and ending on and including December 31, 2020 (the “Earnout Period”), then for each Earnout Target that is achieved as of a given Measurement Date, the Company Securityholders shall receive additional consideration (in accordance with their respective Pro Rata Shares) from the Parent (a “Regular Earnout Payment”) of (A) Three Million Three Hundred Thousand (3,300,000) Parent Common Shares (which shall be equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing) (an “Earnout Stock Payment”) and (B) cash in an amount equal to Thirty-Three Million U.S. Dollars ($33,000,000) (an “Earnout Cash Payment”). For the avoidance of doubt, the Company Securityholders shall have the right to receive no more than three Regular Earnout Payments during the Earnout Period, and the aggregate sum of all Earnout Stock Payments and Earnout Cash Payments payable hereunder (assuming all three Earnout Targets are achieved during the Earnout Period), shall be a maximum of 9,900,000 Parent Common Shares and $99,000,000, respectively.

(b) Notwithstanding the foregoing, in the event that at the time that payment of an Earnout Cash Payment is due pursuant to Section 2.1(g), such Earnout Cash Payment is an amount the payment of which would exceed either (A) the amount of cash available to Parent (including by means of distribution from its Subsidiaries) that is permitted to be distributed and paid (as applicable) without breaching the terms of any agreement related to Indebtedness of Parent or its Subsidiaries at the time such payment is due, including but not limited to the Loan Agreements (such amount, the “Permitted Agreement Payment Amount”), or (B) the amount payable by Parent and its Subsidiaries without causing the ratio of Indebtedness of Parent and its Subsidiaries (on a consolidated basis) to EBITDA (as measured on the applicable Measurement Date with respect to such Earnout Payment using the Measurement Methodologies, and assuming full payment of the Earnout Cash Payment) to exceed 4.5 to 1 (such amount, the “Permitted Leverage Payment Amount,” and the lesser of (1) the Permitted Agreement Payment Amount and (2) the Permitted Leverage Payment Amount, the “Permitted Cash Payment”), then, with respect to the portion of the Earnout Cash Payment in excess of the Permitted Cash Payment (such portion, the “Earnout Cash Payment Shortfall”), the Seller Representative will (in its sole discretion and subject to Section 2.2), either (i) direct Parent to deliver to the Company Securityholders a number of additional Parent Common Shares with a value equal to the Earnout Cash Payment Shortfall, valued based on the Parent Share Price measured on the applicable Measurement Date (provided, that, for any Measurement Date occurring prior to the twenty-first (21st) Trading Day after and including the Closing Date, the twenty (20) Trading Day period set forth in the definition of Parent Share Price shall be shortened to that number of Trading Days beginning on and including the Closing Date and ending on and including the Exchange Date) with respect to such Earnout Payment (the “Earnout Cash Payment Shortfall Parent Shares”); or (ii) provide notice to Parent that it elects to defer payment of the Earnout Cash Payment Shortfall until the following Measurement Date. In the event that the Seller Representative elects to defer payment of the Earnout Cash Payment Shortfall pursuant to subsection (ii) of the preceding sentence, the Seller Representative shall have the option on each succeeding Measurement Date until the end of the Earnout Period to elect to be paid the applicable Earnout Cash Payment Shortfall Parent Shares in full satisfaction of the Earnout Cash Payment Shortfall or to continue to defer payment of the Earnout Cash Payment Shortfall by providing notice to Parent of such election, subject to the determination of the maximum amount of the Permitted Cash Payment as described above in Section 2.1(b). At the end of the Earnout Period, in the event that the Parent has not paid an Earnout Cash Payment Shortfall to the Company Securityholders, such Earnout Cash Payment Shortfall shall automatically be converted into a right for the Company Securityholders to receive Earnout Cash Payment Shortfall Parent Shares (without any further action upon the part of the Seller Representative).

(c) In the event that the applicable Earnout Target is not achieved for any Earnout Year, the Company Securityholders shall not be entitled to receive any Regular Earnout Payment for such Earnout Year; provided, that in the event that (i) the 2018 Target is not achieved for the 2018 calendar year, but the 2019 Target is achieved for the 2019 calendar year or the 2020 Target is achieved for the 2020 calendar year, or (ii) the 2019 Target is not achieved for the 2019 calendar year, but the 2020 Target is achieved for the 2020 calendar year, then in either case, upon payment of the Regular Earnout Payment for the Earnout Years in which the applicable Earnout Target is achieved, the Parent shall also pay the Regular Earnout Payment for the prior Earnout Years in which the Earnout Target was not achieved (and where no Regular Earnout Payment was previously paid for such Earnout Year) (a “Catchup Earnout Payment”), with the amount of the applicable Earnout Stock Payment and Earnout Cash Payment for such Catchup Earnout Payment subject to the determination of the maximum amount of the Permitted Cash Payment as described above in Section 2.1(b).

(d) In the event that the EBITDA (as measured using the Measurement Methodologies) on any Measurement Date occurring within (i) the 2018 calendar year is in excess of the Earnout Target for a subsequent Earnout Year, then the Earnout Target for such subsequent Earnout Year shall also be deemed to have been achieved for such subsequent Earnout Year and the payment of the Regular Earnout Payment for such subsequent year shall be accelerated and paid by the Parent at the same time that the Regular Earnout Payment for the 2018 calendar year is paid or (ii) 2019 calendar year is in excess of the 2020 Target, then the 2020 Target for the 2020 calendar year shall also be deemed to have been achieved for the 2020 calendar year and the payment of the Regular Earnout Payment for the 2020 calendar year shall be accelerated and paid by the Parent at the same time that the Regular Earnout Payment for the 2019 calendar year is paid (any such accelerated Regular Earnout Payment hereunder, an “Accelerated Earnout Payment”); provided, that the amount of the applicable Earnout Stock Payment and Earnout Cash Payment for such Accelerated Earnout Payment shall be subject to the determination of the maximum amount of the Permitted Cash Payment as described above in Section 2.1(b).

(e) In the event that after the Closing and during the Earnout Period there is a Change of Control, then any Regular Earnout Payments that have not previously been paid by Parent (whether or not previously earned) shall be deemed earned (and the applicable Earnout Target achieved) and due by Parent to the Company Securityholders upon such Change of Control (a “Change of Control Earnout Payment” and together with any Catchup Earnout Payment, Accelerated Earnout Payment and Regular Earnout Payment, the “Earnout Payments”); provided, that the amount of the applicable Earnout Stock Payment and Earnout Cash Payment for such Change of Control Earnout Payment shall be subject to the determination of Permitted Cash Payment as described above in Section 2.1(b). For purposes hereof, a “Change of Control” means the occurrence, in a single transaction or as the result of a series of related transactions, of one or more of the following events: (i) a merger, consolidation, reorganization or similar business combination transaction involving the Parent in which the holders of all of the outstanding equity interests of the Parent immediately prior to the consummation of such transaction do not directly or indirectly (including through Affiliates) own beneficially or of record immediately upon the consummation of such transaction outstanding equity interests that represent a majority of the combined outstanding voting securities of the surviving entity in such transaction or of a parent of the surviving entity in such transaction; (ii) a transaction in which a majority of the Parent’s voting securities are transferred to any Person, or any two or more Persons acting as a group, and all Affiliates of such Person or Persons (each, a “Group”), that were not directly or indirectly (including through Affiliates), beneficially or of record, equity holders of Parent prior to the consummation of such transaction (other than as a result of a sale of equity interests in a secondary transaction by a single Company Stockholder that is not otherwise approved by the disinterested independent directors of the board of directors of Parent); (iii) the consummation of the sale of all or substantially all of the assets of the Parent and its Subsidiaries, taken as a whole, to any Group, other than such a sale to a Group in which the equity holders of the Parent, directly or indirectly (including through Affiliates), beneficially or of record, own a majority of the combined voting securities; or (iv) during any period of two consecutive years, the Continuing Directors cease to constitute at least a majority of the Post-Closing Parent Board (for purposes of this definition, the term “Continuing Directors” means the directors still in office who either were directors at the beginning of the two-year period or who were directors elected to the Post-Closing Parent Board and whose election or nomination was approved by the nominating committee of the Post-Closing Parent Board or, if there is no nominating committee, whose election or nomination was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the two-year period or whose election to the Post-Closing Parent Board was previously so approved).

(f) For the avoidance of doubt, (i) failure to qualify for a Regular Earnout Payment in any Earnout Year during the Earnout Period shall not prevent the Company Securityholders from being able to collectively receive (A) a Regular Earnout Payment in a subsequent Earnout Year during the Earnout Period, (B) a Catchup Earnout Payment in respect of such previous Earnout Year or (C) a Change of Control Earnout Payment in respect of such previous Earnout Year, and (ii) the Company Securityholders, whether due to a Catchup Earnout Payment, Accelerated Earnout Payment, Change of Control Earnout Payment or otherwise, shall not be entitled to receive more than one Earnout Payment attributable to each Earnout Year.

(g) If for any Earnout Year there is a final determination in accordance with Section 2.2 that the Company Securityholders are entitled to receive an Earnout Payment for such Earnout Year (or a Catchup Earnout Payment or Change of Control Earnout Payment for a prior Earnout Year), then such Earnout Payment will be due upon such final determination and the Parent will make such payment within ten (10) Business Days thereafter.

2.2 Earnout Procedures. As soon as practicable (but in any event within five (5) days) after the filing of the Company’s quarterly financial statements on SEC Form 10-Q for the fiscal quarter ending on the applicable Measurement Date or, the annual financial statements on SEC Form 10-K (which, in each case, for the avoidance of doubt, shall be adjusted to reflect any pro forma adjustments pursuant to the calculation of “Consolidated EBITDA” (including all “add-backs” and adjustments provided therein) (but subject to the Measurement Methodologies) set forth in the Term Loan Agreement (as amended and supplemented through the date hereof)) for the fiscal year ending on the applicable Measurement Date, the Parent’s Chief Financial Officer (the “CFO”) will prepare and deliver to the Parent Representative and Seller Representative a written statement (each, an “Earnout Statement”) that sets forth the CFO’s determination in accordance with the terms of this Article II of the EBITDA (measured as of the Measurement Date and using the Measurement Methodologies) for such Earnout Year based on the financial statements included in such Form 10-Q or Form 10-K (which, in each case, for the avoidance of doubt, shall be adjusted to reflect any pro forma adjustments pursuant to the calculation of “Consolidated EBITDA” (including all “add-backs” and adjustments provided therein) (but subject to the Measurement Methodologies) set forth in the Term Loan Agreement (as amended and supplemented through the date hereof)), and whether the Company Securityholders are entitled to receive a Regular Earnout Payment for such Earnout Year and any Catchup Earnout Payment for a prior Earnout Year or an Accelerated Earnout Payment for a subsequent Earnout Year, and the amount of such Earnout Payment that constitutes an Earnout Cash Payment Shortfall based on the information available at such time; provided, that, with respect to any Earnout Statement delivered for any Measurement Date within the first three (3) fiscal quarters of 2018, (i) EBITDA for each of the second and third fiscal quarters of 2017 will be based, in the first instance, on the Company’s consolidated reviewed financial statement for fiscal year 2017 if available as of the applicable Measurement Date), or if such audited financial statements are not yet available as of the applicable Measurement Date, then, in the second instance, on the financial statements included in the Registration Statement (which, in each case, for the avoidance of doubt, shall be adjusted to reflect any pro forma adjustments pursuant to the calculation of “Consolidated EBITDA” (including all “add-backs” and adjustments provided therein) (but subject to the Measurement Methodologies) set forth in the Term Loan Agreement (as amended and supplemented through the date hereof)), and (ii) EBITDA for the fourth quarter of 2017 will be based, in the first instance on the Company’s audited financial statements for fiscal year 2017 (if available as of the applicable Measurement Date), or if such audited financial statements are not yet available as of the applicable Measurement Date, then, in the second instance, on the Company’s reviewed financial statement for the fourth fiscal quarter of 2017 (which, in each case, for the avoidance of doubt, shall be adjusted to reflect any pro forma adjustments pursuant to the calculation of “Consolidated EBITDA” (including all “add-backs” and adjustments provided therein) (but subject to the Measurement Methodologies) set forth in the Term Loan Agreement (as amended and supplemented through the date hereof)). Each of the Parent Representative and the Seller Representative will have fifteen (15) days after its receipt of an Earnout Statement to review it. To the extent reasonably required to complete their respective reviews of such Earnout Statement, the Parent and its Subsidiaries will provide each of the Parent Representative and the Seller Representative and their respective Representatives with reasonable access to the books and records of the Parent and its Subsidiaries, their respective finance personnel and any other information that the Parent Representative or the Seller Representative reasonably requests relating to the determination of the EBITDA, the Regular Earnout Payment for such Earnout Year, any Catchup Earnout Payment for a prior Earnout Year, an Accelerated Earnout Payment for a subsequent Earnout Year and any Earnout Cash Payment Shortfall. In addition, and without limiting the foregoing, upon request of either Parent Representative or the Seller Representative, the CFO shall provide a written statement setting forth in reasonable detail the calculation of EBITDA as set forth in the applicable Earnout Statement and reasonable documentary support reflecting the basis of such calculation. Either the Parent Representative or the Seller Representative may deliver written notice to the CFO (by providing notice to the Parent to the attention of the CFO) and the other Party on or prior to the fifteen (15th) day after receipt of an Earnout Statement specifying in reasonable detail any items that they wish to dispute and the basis therefor. If the Seller Representative or the Parent Representative fails to deliver such written notice in such fifteen (15) day period, then such Party will have waived its right (and, with respect to the Seller Representative, the right of the Company Securityholders, and, with respect to the Parent Representative, the right of the Parent or its Subsidiaries) to contest such Earnout Statement and the calculations set forth therein of the EBITDA, the Regular Earnout Payment for such Earnout Year, any Catchup Earnout Payment for a prior Earnout Year or an Accelerated Earnout Payment for a subsequent Earnout Year. If either the Parent Representative or the Seller Representative provides the CFO and the other Party with written notice of any objections to the Earnout Statement in such fifteen (15) day period, then the Seller Representative and the Parent Representative will, for a period of twenty (20) days following the date of delivery of such notice, attempt to resolve their differences and any written resolution by them as to any disputed amount will be final and binding for all purposes under this Agreement. If at the conclusion of such twenty (20) day period the Seller Representative and the Parent Representative have not reached an agreement on any objections with respect to the Earnout Statement, then upon the written request of either Party the Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with the dispute resolution procedures set forth in Section 1.12(b) (with any reference therein to the Closing Statement instead referring to the applicable Earnout Statement in dispute). The Parties acknowledge that any information provided pursuant to this Section 2.2 will be subject to the confidentiality obligations of Section 6.14. The Parent hereby agrees during the Earnout Period to use its reasonable best efforts to maintain a financial reporting system that enables the parties to calculate the EBITDA and Earnout Payments for purposes of this Article II.

2.3 Sponsor Earnout Shares.

(a) In accordance with the letter agreement entered into on or about the date hereof by and among the Sponsor, the Parent, the Company and the Seller Representative in the form attached as Exhibit D hereto (the “Sponsor Earnout Letter and Amendment to Escrow Agreement”), the Sponsor has agreed that effective upon the Closing, the Sponsor will forfeit 1,078,125 of the Parent Founder Shares owned by the Sponsor and subject 2,156,250 of the Parent Founder Shares owned by the Sponsor (the “Sponsor Earnout Shares”) to potential forfeiture in the event that the Earnout Payments are not achieved by the Parent and its Subsidiaries, including the Surviving Corporation and Surviving Entity pursuant to this Article II, with such Sponsor Earnout Shares vesting pursuant to the terms of this Section 2.3.

(b) One-third (1/3rd) of the Sponsor Earnout Shares shall become fully vested and no longer subject to forfeiture upon each date of final determination pursuant to Section 2.2 that (i) the 2018 Target has been achieved, (ii) the 2019 Target has been achieved, and (iii) the 2020 Target has been achieved, and, in each case, that the applicable Earnout Payment has become payable as a result thereof (whether in the form of a Regular Earnout Payment, Catchup Earnout Payment or Accelerated Earnout Payment). In the event of a Change of Control, all Sponsor Earnout Shares shall immediately vest and no longer be subject to forfeiture upon such Change of Control.

(c) Any Sponsor Earnout Shares that have not vested pursuant to this Section 2.3 on or prior to the date that (i) all earned Earnout Payments have been made and (ii) it is finally determined that the Company Securityholders are not entitled to or eligible to receive any further Earnout Payments under this Agreement, will be forfeited by the Sponsor after such date.

(d) The Parties hereby acknowledge and agree that notwithstanding Section 2.1, each Earnout Payment otherwise payable to the Company Securityholders will be reduced by the amount of the Sponsor Earnout Shares that become vested in connection with an Earnout Payment by directly reducing each Earnout Stock Payment by the amount of the Sponsor Earnout Shares that have become vested pursuant to this Section 2.3.

2.4 Future Operations. Following the Closing (including during the Earnout Period), the Parent and its Subsidiaries, including the Target Companies, will be entitled to operate their respective businesses based upon the good faith business requirements of the Parent and its Subsidiaries. Each of the Parent and its Subsidiaries, including the Target Companies will be permitted, following the Closing (including during the Earnout Period), to make changes at its sole discretion, based upon the good faith business requirements of the Parent and its Subsidiaries, to its operations, organization, personnel, accounting practices and other aspects of its business, including actions that may have an impact on the EBITDA and the ability of the Company Securityholders to earn the Earnout Payments, and, subject to the proviso below, neither the Company Securityholders, nor the Seller Representative on their behalf, will have any right to claim the loss of all or any portion of an Earnout Payment or other damages as a result of such decisions; provided, that, the disinterested independent directors on the Post-Closing Parent Board shall not cause the Parent and its Subsidiaries, including the Target Companies, to take any actions in bad faith specifically intended to prevent or impede the achievement of any of the Earnout Targets or otherwise frustrate the earning of any Earnout Payment.

ARTICLE III CLOSING

3.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP, 1345 Avenue of the Americas, New York, NY 10105, on the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as the Parent and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUBS

Except as set forth in (i) the disclosure schedules delivered by the Parent to the Company on the date hereof (the “Parent Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer or (ii) the SEC Reports that are available on the SEC’s website through EDGAR prior to the date hereof (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of any SEC Reports or any other similar disclosure in any SEC Reports to the extent that such disclosure is predictive or forward-looking in nature), the Parent and Merger Sub represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:

4.1 Organization and Standing. Each of the Parent and the Merger Subs is a business company duly incorporated or formed (as applicable), validly existing and in good standing under the Laws of the State of Delaware. Each of the Parent and the Merger Subs has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Parent and the Merger Subs is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. The Parent has heretofore made available to the Company accurate and complete copies of the Organizational Documents of the Parent and the Merger Subs, as currently in effect. The Parent and the Merger Subs are not in violation of any provision of their Organizational Documents. Each of the Merger Subs is wholly owned directly by the Parent, was formed solely for the purpose of effecting the Mergers and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

4.2 Authorization; Binding Agreement.

(a) Each of the Parent and the Merger Subs has all requisite corporate and limited liability company power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Parent Stockholder Approval and the filing of the Amended Parent Charter with the Secretary of State of the State of Delaware and the approval of Merger Subs’ stockholders or members (as applicable). The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors or member of the Parent and the Merger Subs (as applicable), and (b) other than the Required Parent Stockholder Approval and the filing of the Amended Parent Charter with the Secretary of State of the State of Delaware and the approval of Merger Subs’ stockholders or members (as applicable), no other corporate or limited liability company proceedings, other than as set forth elsewhere in the Agreement, on the part of the Parent or the Merger Subs are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Parent or the Merger Subs is a party shall be when delivered, duly and validly executed and delivered by the Parent or the Merger Subs (as applicable) and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Parent or the Merger Subs (as applicable), enforceable against the Parent and the Merger Subs (as applicable) in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

(b) The board of directors of the Parent, at a meeting duly called and held or by unanimous written consent, adopted resolutions (i) approving this Agreement and the consummation of the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement, (ii) determining that the terms of this Agreement, the Mergers and the other transactions contemplated hereby constitute a “Business Combination” (as defined in the Parent’s amended and restated certificate of incorporation) and are fair to, and in the best interests of, the Parent and its stockholders, (iii) directing that this Agreement be submitted to the stockholders of the Parent for adoption, (iv) recommending that its stockholders adopt this Agreement and approve the Mergers (the “Parent Recommendation”) and (v) declaring that this Agreement is advisable. Such resolutions referred to above have not been amended or rescinded by the Parent’s board of directors prior to the date of this Agreement.

4.3 Governmental Approvals. Except as otherwise described in Schedule 4.3, no Consent of or with any Governmental Authority, on the part of the Parent is required to be obtained or made in connection with the execution, delivery or performance by the Parent of this Agreement and each Ancillary Document to which it is a party or the consummation by the Parent of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Parent.

4.4 Non-Contravention. Except as otherwise described in Schedule 4.4, and subject to obtaining the Required Parent Stockholder Approval and the filing of the Amended Parent Charter with the Secretary of State of the State of Delaware and the approval of Merger Subs’ stockholders or members (as applicable), the execution and delivery by the Parent of this Agreement and each Ancillary Document to which it is a party, the consummation by the Parent of the transactions contemplated hereby and thereby, and compliance by the Parent with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Parent’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Parent or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Parent under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Parent under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Parent Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Parent.

4.5 Capitalization.

(a) The Parent is authorized to issue 40,000,000 Parent Common Shares, 5,000,000 Parent Founder Shares and 1,000,000 shares of preferred stock, par value $0.0001 per share. The issued and outstanding Parent Securities as of the date of this Agreement are set forth on Schedule 4.5(a). All outstanding Parent Common Shares and Parent Founder Shares are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent’s Organizational Documents or any Contract to which the Parent is a party. None of the outstanding Parent Securities has been issued in violation of any applicable securities Laws.

(b) Prior to giving effect to the First Merger, Merger Sub I is authorized to issue 1,000 Merger Sub I Common Shares, of which 1,000 shares are issued and outstanding, all of which are owned by the Parent. Prior to giving effect to the Second Merger, Merger Sub II is wholly owned by the Parent. Prior to giving effect to the transactions contemplated by this Agreement, other than the Merger Subs, the Parent does not have any Subsidiaries or own any equity interests in any other Person.

(c) Except as set forth in Schedule 4.5(a), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of the Parent, (B) obligating the Parent to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating the Parent to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of the Parent to repurchase, redeem or otherwise acquire any shares of the Parent or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 4.5(c), there are no shareholders agreements, voting trusts or other agreements or understandings to which the Parent is a party with respect to the voting of any shares of the Parent.

(d) All Indebtedness of the Parent is disclosed on Schedule 4.5(d). No Indebtedness of the Parent contains any restriction upon: (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Parent or (iii) the ability of the Parent to grant any Lien on its properties or assets.

(e) Since the date of formation of the Parent, and except as contemplated by this Agreement, the Parent has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Parent’s board of directors has not authorized any of the foregoing.

4.6 SEC Filings and Parent Financials.

(a) The Parent, since its formation, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Parent with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Parent has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Parent’s annual reports on Form 10-K for each fiscal year of the Parent beginning with the first year the Parent was required to file such a form, (ii) the Parent’s quarterly reports on Form 10-Q for each fiscal quarter that the Parent filed such reports to disclose its quarterly financial results in each of the fiscal years of the Parent referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Parent with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Parent Public Units, the Parent Common Shares, the Parent Public Rights and the Parent Public Warrants are listed on Nasdaq, (B) the Parent has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Parent Securities, (C) there are no Actions pending or, to the Knowledge of the Parent, threatened against the Parent by the Financial Industry Regulatory Authority or any other Person with respect to the continued listing of the Parent Securities on Nasdaq, including any intention by such entity to suspend, prohibit or terminate the quoting of such Parent Securities on Nasdaq and (D) such Parent Securities are in compliance with all of the applicable listing and corporate governance rules of Nasdaq.

(b) The financial statements and notes contained or incorporated by reference in the SEC Reports (the “Parent Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Parent at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) The Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Parent’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Parent’s management has completed an assessment of the effectiveness of the Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable SEC Report, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on the Parent’s management’s most recently completed evaluation of the Parent’s internal control over financial reporting, (i) the Parent had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Parent’s ability to record, process, summarize and report financial information and (ii) the Parent does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the Parent’s internal control over financial reporting.

(d) Except as and to the extent reflected or reserved against in the Parent Financials, the Parent has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in the Parent Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Parent’s formation in the ordinary course of business.

4.7 Absence of Certain Changes. As of the date of this Agreement, except as set forth in Schedule 4.7, the Parent has, since its formation, (a) conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) not been subject to a Material Adverse Effect.

4.8 Compliance with Laws. The Parent is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on the Parent, and the Parent has not received written notice alleging any violation of applicable Law in any material respect by the Parent.

4.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of the Parent, threatened Action to which the Parent is subject which would reasonably be expected to have a Material Adverse Effect on the Parent. There is no material Action that the Parent has pending against any other Person. The Parent is not subject to any Orders of any Governmental Authority, nor are any such Orders pending. The Parent holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Parent.

4.10 Taxes and Returns.

(a) The Parent has or will have timely filed, or caused to be timely filed, all income and other material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Parent Financials have been established in accordance with GAAP. Schedule 4.10(a) sets forth each jurisdiction where the Parent files or is required to file a Tax Return with respect to income or other material Taxes. There are no audits, examinations, investigations or other proceedings pending against the Parent in respect of any Tax, and the Parent has not been notified in writing of any proposed Tax claims or assessments against the Parent (other than, in each case, claims or assessments that have been settled or otherwise resolved in full). There are no Liens with respect to any Taxes upon any of the Parent’s assets, other than Permitted Liens. The Parent has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Parent for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return. The Parent has no Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), under contract, as a transferee or successor, or by operation of applicable Law.

(b) Since the date of its formation, the Parent has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

(c) Neither the Parent nor the Merger Subs has taken any action, or has any Knowledge of any fact or circumstance, that would reasonably be expected to prevent the transactions contemplated hereby, including the Mergers, from qualifying as a reorganization within the meaning of Section 368(a)(1) of the Code.

4.11 Employees and Employee Benefit Plans. The Parent does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

4.12 Properties. The Parent does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Parent does not own or lease any material real property or Personal Property.

4.13 Material Contracts.

(a) Except as set forth on Schedule 4.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which the Parent is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $500,000, (ii) may not be cancelled by the Parent on less than thirty (30) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Parent as its business is currently conducted, any acquisition of material property by the Parent, or restricts in any material respect the ability of the Parent from engaging in business as currently conducted by it or from competing with any other Person (each such Contract, and each PIPE Agreement, a “Parent Material Contract”). All Parent Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each Parent Material Contract: (i) the Parent Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Parent Material Contract is legal, valid, binding and enforceable in all material respects against the Parent and, to the Knowledge of the Parent, the other parties thereto, and is in full force and effect (except as such enforcement may be limited by the Enforceability Exceptions); (iii) the Parent is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Parent, or permit termination or acceleration by the other party, under such Parent Material Contract; and (iv) to the Knowledge of the Parent, no other party to any Parent Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Parent under any Parent Material Contract.

4.14 Transactions with Affiliates. Schedule 4.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Parent and any (a) present or former director, officer or employee or Affiliate of the Parent, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Parent’s outstanding capital stock as of the date hereof.

4.15 Investment Company Act. The Parent is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.16 Finders and Brokers. Except as set forth on Schedule 4.16, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Parent, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Parent.

4.17 Ownership of Merger Consideration Shares. Subject to obtaining the Required Parent Stockholder Approval and the filing of the Amended Parent Charter with the Secretary of State of the State of Delaware, all Stock Consideration and Earnout Stock Payments to be issued and delivered to the Company Securityholders in accordance with Article I and Article II shall be, upon issuance and delivery of such Parent Common Shares, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, the applicable Lock-Up Agreement and any Liens incurred by any Company Securityholder, and the issuance and sale of such Parent Common Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

4.18 Certain Business Practices.

(a) Neither the Parent, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, (iii) made any other unlawful payment or (iv) since the formation of the Parent, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Parent or assist it in connection with any actual or proposed transaction.

(b) The operations of the Parent are and have been conducted at all times in compliance with laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Parent with respect to the any of the foregoing is pending or, to the Knowledge of the Parent, threatened.

(c) None of the Parent or any of its directors or officers, or, to the Knowledge of the Parent, any other Representative acting on behalf of the Parent is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Parent has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

4.19 Insurance. Schedule 4.19 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Parent relating to the Parent or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Parent is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Parent, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Parent. The Parent has each reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Parent.

4.20 PIPE Investment. On or prior to the date hereof, the Parent entered into subscription agreements (the “PIPE Agreements”) with certain accredited investors (“PIPE Investors”), pursuant to which such PIPE Investors committed to acquire Parent Common Shares from Parent in the PIPE Investment, with such PIPE

Investment to be consummated immediately prior to the Closing (other than the Deferred PIPE Closing), such commitments by the PIPE Investors pursuant to the PIPE Agreements representing an aggregate commitment of One Hundred Forty-Three Million Six Hundred Seventy-Five Thousand U.S. Dollars $(143,675,000); provided, that one PIPE Investor has agreed in its PIPE Agreement (the “Deferred PIPE Closing Agreement”) to consummate a portion of the PIPE Investment in an amount equal to Twelve Million U.S. Dollars ($12,000,000) (the “Deferred PIPE Closing Amount”) after the Closing at such time when the Parent Common Shares issued to such PIPE Investor are registered in accordance with the Securities Act (the “Deferred PIPE Closing”). Parent has provided to the Company duly executed copies of the PIPE Agreements, including the Deferred PIPE Closing Agreement.

4.21 Independent Investigation. The Parent and its Representatives have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies, and Parent acknowledges that it and they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. The Parent acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in Article V (including the related portions of the Company Disclosure Schedules) and the information provided on behalf of the Company for the Registration Statement; and (b) none of the Company nor its Representatives have made any express or implied representation or warranty as to the Target Companies, or this Agreement, except as expressly set forth in Article V (including the related portions of the Company Disclosure Schedules). Without limiting the foregoing, in connection with the due diligence investigation of the Target Companies by Parent and its Representatives, Parent and its Representatives have received and may continue to receive after the date hereof from the Company and its Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Target Companies and their businesses and operations. Parent hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that, except for the representations and warranties expressly set forth in Article V, Parent will have no claim against the Company or any of its Representatives, or any other Person, with respect thereto, including as to the accuracy or completeness of any information provided. Accordingly, for the avoidance of doubt, and without in any way limiting the provisions of this Section 4.21, Parent hereby acknowledges and agrees that, except for the representations and warranties expressly set forth in Article V of this Agreement, none of the Company or any of its Representatives has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.

4.22 Trust Account.

(a) The Trust Agreement is valid, binding and in full force and effect and enforceable in accordance with its terms and has not been amended or modified (other than as it may be amended or modified during the Interim Period with the consent of the Company not to be unreasonably withheld, delayed or conditioned). Except as set forth in Schedule 4.22, there are no separate agreements, side letters, or other agreements or understandings that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect or that would entitle any Person to any portion of the funds in the Trust Account prior to the Closing other than the matters described in clauses (a) through (c) of the second sentence of Section 10.1

(b) As of the date hereof, the Trust Account consists of no less than $174,800,000 invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of one-hundred (180) days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Prior to the Closing, none of the funds held in the Trust Account may be released except for the matters described in clauses (a) through (c) of the second sentence of Section 10.1.

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the disclosure schedules delivered by the Company to the Parent on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, (ii) the Company Financials provided to the Parent or (iii) the Registration Statement to be filed with the SEC with the execution of this Agreement, the Company hereby represents and warrants to the Parent, as of the date hereof and as of the Closing, as follows:

5.1 Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as described in the Registration Statement. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which in which the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies. The Company has provided to the Parent accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents.

5.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents and the DGCL and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted at a meeting duly called and held (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the DGCL, (iii) directed that this Agreement be submitted to the Company’s stockholders for adoption and (iv) resolved to recommend that the Company stockholders adopt this Agreement. The Voting Agreements delivered by the Company include holders representing at least the Required Company Stockholder Approval.

5.3 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 106,000,000 shares of Company Class A Common Stock, 89,766,294 shares of which are issued and outstanding, and (ii) 16,000,000 shares of Company Class B Common Stock, 14,830,683 shares of which are issued and outstanding. Schedule 5.3(a) sets forth record owners of all issued and outstanding shares of capital stock of the Company, all of which shares, to the Knowledge of the Company, are owned free and clear of any

Liens other than those imposed under the Company’s Organizational Documents. All of the outstanding shares of Company Stock have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, the Company’s Organizational Documents or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no Company Stock in its treasury.

(b) As of the date of this Agreement, the Company has reserved 5,517,524 shares of Company Series B Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to the Company Equity Plan, which was duly adopted by the Company’s board of directors and approved by the Company’s stockholders. As of the date of this Agreement, of such shares of Company Series B Common Stock reserved for issuance under the Company Equity Plan, (i) 1,557,597 of such shares are reserved for issuance upon exercise of currently outstanding Company Options, (ii) 3,959,927 of such shares are currently issued and outstanding that were issued upon exercise of Company Options previously granted under the Company Equity Plan, and (iii) no shares remain available for future awards under the Company Equity Plan. The Company has furnished to the Parent complete and accurate copies of the Company Equity Plan and forms of agreements used thereunder. Schedule 5.3(b) sets forth the beneficial and record owners of all outstanding Company Options and other Company Convertible Securities (including in each case, as applicable, the grant date, number and type of shares issuable thereunder, the exercise price and the expiration date). Except as set forth above, as of the date of this Agreement, there are no options, warrants or other rights to subscribe for or purchase any equity interests of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any equity interests of the Company, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. There are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company’s Organizational Documents, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company. The Company has not granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws in all material respects. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Each Company Option intended to qualify as an “incentive stock option” under the Code so qualifies. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, and: (i) the stock option agreement governing such grant was duly executed and delivered by each party thereto; (ii) each such grant was made in accordance with the terms of the Company Equity Plan and all other applicable Laws; (iii) the per share exercise price of each Company Option was equal to the fair market value of a share of Company Class B Common Stock on the applicable grant date; and (iv) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.

(d) Except as disclosed in the Company Financials since January 1, 2015, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

5.4 Subsidiaries. The Company has provided to the Parent a true and correct list setting forth the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization and (b) the number and percentage of issued and outstanding shares or other equity interests owned directly or indirectly by the Company. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Company or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. Except as disclosed in the Registration Statement, no Target Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders, to repay any debt owed to any other Target Company or from transferring any of its properties or assets to another Target Company. Except for the equity interests of the Subsidiaries set forth in the Registration Statement, the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. Other than its Subsidiaries, the Company does not own, directly or indirectly an equity interest in any corporation, partnership, limited liability company, joint venture or other entity. There are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

5.5 Governmental Approvals. No Consent of, or with, any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws and (c) except as would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies.

5.6 Non-Contravention. The execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies and subject to obtaining the Consents from Governmental Authorities referred to in Section 5.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third-party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract.

5.7 Financial Statements.

(a) As used herein, the term “Company Financials” means the (i) audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2016 and December 31, 2015, and the related consolidated audited income statements, changes in stockholder equity and statements of cash flows for the years then ended, and (ii) the unaudited condensed consolidated financial statements, consisting of the condensed consolidated balance sheet of the Target Companies as of September 30, 2017 (the “Interim Balance Sheet Date”) and the related condensed consolidated income statement, changes in stockholder equity and statement of cash flows for the nine months then ended. True and correct copies of the Company Financials have been provided to the Parent. The Company Financials (i) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved, (ii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iii) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. All non-GAAP financial measures (as such term is defined in the rules and regulations of the SEC) contained in the Registration Statement will comply with Regulation G and Item 10 of Regulation S-K. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies with the requirements of the Exchange Act and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Except as described in the Company Financials, the Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting.

(c) Since the date of the latest audited financial statements included in the Company Financials there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(d) The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.

(e) No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of the any Target Company. Since January 1, 2015, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(f) Except as disclosed in the Company Financials, the Target Companies do not have any Indebtedness other than the Indebtedness, and in such amounts (including principal and any accrued but unpaid interest or other obligations with respect to such Indebtedness). Except as disclosed in the Company Financials, no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(g) No Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), including any off-balance sheet obligations or any “variable interest entities” (within the meaning Accounting Standards Codification 810), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials, (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

5.8 Absence of Certain Changes. Since September 30, 2017, each Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 6.2(b) (without giving effect to Schedule 6.2) if such action were taken on or after the date hereof without the consent of the Parent.

5.9 Compliance with Laws. No Target Company is or has been in conflict or non-compliance with, or in default or violation of, nor has any Target Company received, since January 1, 2014, any written or, to the Knowledge of the Company, oral notice of any conflict or non-compliance with, or default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected, except for such conflicts, non-compliance, defaults or violations as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies.

5.10 Company Permits. Except as would not, individually or the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). Except as would not, individually or the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies (i) all of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened; (ii) no Target Company is in violation in any respect of the terms of any Company Permit; (iii) and no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Action relating to the revocation or modification of any Company Permit.

5.11 Litigation. Except as disclosed to Parent or set forth in the Registration Statement, there is no (a) Action of any nature pending or, to the Company’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made; or (b) Order pending now or rendered by a Governmental Authority, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies.

5.12 Material Contracts.

(a) Schedule 5.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Parent (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each contract required to be set forth on Schedule 5.12(a), a “Company Material Contract”) that that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b) Except as would not, individually or the aggregate reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Target Company party thereto (subject to the Enforceability Exceptions) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect; (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) no Target Company is in breach or default in any respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business; and (vi) no Target Company has waived any rights under any such Material Contract.

5.13 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies: (i) each Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Target Company, and previously used or licensed by such Target Company (“Company IP”), except for the Intellectual Property that is the subject of the Company IP Licenses; (ii) any Company Registered IP or other Company IP that is purported to be owned by a Target Company, such Target Company has obtained valid assignments of rights from all applicable third Persons such that each such Target Company owns all Intellectual Property rights therein; (iii) all material Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP; and (iv) all registrations for Company Registered IP that are owned by or exclusively licensed to any Target Company are valid and in force, and all applications to register any material Company Registered IP are pending and in good standing, all without challenge of any kind, except for any applications that a Target Company may have intentionally abandoned or withdrawn.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies: (i) each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company; (ii) the Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Companies as presently conducted; (iii) each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder; (iv) the continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company; and (v) no Target Company is party to any Contract that requires a Target Company to assign to any Person all of its rights in any Intellectual Property developed by a Target Company under such Contract.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, each Target Company has performed all obligations imposed on it in the Company Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder,

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, (i) no Action is pending or, to the Company’s Knowledge, threatened that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Company IP, and (ii) no Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, there are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Company Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a Target Company. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, no Target Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third Person is infringing upon, has misappropriated or is otherwise violating any Company IP in any material respect.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, (i) all employees and independent contractors of a Target Company have executed a confidentiality and assignment of inventions agreement with a Target Company and assigned to the Target Companies all Intellectual Property arising from the services performed for a Target Company by such Persons, (ii) no current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company, (iii) to the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company, (iv) to the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP.

(f) To the Knowledge of the Company, no Person has obtained unauthorized access to third-party information and data in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data. Each Target Company has complied with all applicable Laws relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines, except where the failure to so comply as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies. The operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law, which violation would individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies.

(g) The Company has no Knowledge of any technology used or employed by a Target Company which has been obtained or is being used by a Target Company in violation of any contractual obligation binding on a Target Company or any of its directors, executive officers or employees, or otherwise in violation of the rights of any Persons. The Target Companies own or have a valid right to access and use all computer systems, networks, hardware, software, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the businesses of the Target Companies, except where the failure to have such right would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies.

5.14 Taxes and Returns.

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all federal, state, local and foreign Tax Returns and reports required to be filed by it (taking into account all available extensions), except where the failure to so file would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, which Tax Returns are correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established and except for such taxes, assessments, fines or penalties the non-payment of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies. Each Target Company has complied with all applicable Laws relating to Tax.

(b) No Target Company is aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.15 Real Property.

(a) The Target Companies do not own any real property.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, (i) each Target Company has a valid, binding and enforceable leasehold interest under each of the real properties under which it is a lessee (the “Company Leased Properties”), free and clear of all Liens other than Permitted Liens, and (ii) each of the leases, lease guarantees, agreements and documents related to any Company Leased Properties, including all amendments, terminations and modifications thereof (collectively, the “Company Real Property Leases”), is in full force and effect. The Company has provided to Parent true, correct and complete copies of all material Company Real Property Leases. No Target Company is in default under any Company Real Property Lease, and no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, except for such defaults as would not individually or the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies. No Target Company has received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by a Target Company under any of the Company Real Property Leases and, to the Knowledge of the Company, no other party is in default thereof, except for such defaults as would not individually or the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies. No party to any Company Real Property Lease has exercised any termination rights with respect thereto.

5.16 Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests and (iii) Liens specifically identified on the Interim Balance Sheet. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted and presently proposed to be conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted and as presently proposed to be conducted, except where the failure to hold such assets, rights and properties would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies.

5.17 Employee Matters.

(a) No Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. There are no unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies. No current officer or senior employee of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company.

(b) Except as would not, individually or the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, each Target Company (i) is and has been in compliance in all respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, except as would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect with respect to the Target Companies.

(c) Except for current amounts due November 30, 2017, the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligations or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, (i) all independent contractors (including consultants) currently engaged by any Target Company are a party to a written Contract with a Target Company and (ii) for the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company.

5.18 Benefit Plans.

(a) With respect to each Benefit Plan of a Target Company (each, a “Company Benefit Plan”), there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. No Target Company is or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does any Target Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, each Company Benefit Plan is and has been operated at all times in compliance with all applicable Laws in all respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Target Companies have requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. To the Company’s Knowledge, no fact exists which would reasonably be expected to materially and adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, with respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all respects in accordance with its terms, the Code and ERISA; (ii) no breach of fiduciary duty has occurred in any respect; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due have been made in all respects as required under ERISA or have been fully accrued for by the Target Companies in the Company Financials.

5.19 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, each Target Company is and has been in compliance in all respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies: (i) no Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any Liability or obligation under applicable Environmental Laws; and (ii) no fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any Environmental Liabilities.

5.20 Transactions with Related Persons. No officer, director or 10% Owner of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) since January 1, 2015, has been, a party to any transaction with a Target Company that would be required to be disclosed pursuant to Item 404 of Regulation S-K.

5.21 Insurance. The Target Companies are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in compliance with the terms of such insurance policies, except for such non-

compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies. No Target Company has any self-insurance or co-insurance programs. Since January 1, 2015, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy. Since January 1, 2015, no Target Company has been refused any insurance coverage sought or applied for, and no Target Company has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers at a cost that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies.

5.22 Export Control Laws. Each Target Company is in compliance in all respects with all Export Control Laws applicable to it, except where the failure to be in compliance, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to the Target Companies. Without limiting the foregoing: (a) each Target Company has obtained all export licenses and other approvals required for its exports of products, Software and technologies required by any Export Control Law and all such approvals and licenses are in full force and effect; (b) each Target Company is in compliance with the terms of such applicable export licenses or other approvals; and (c) there are no claims pending or threatened in writing against a Target Company with respect to such export licenses or other approvals, except with respect to (a), (b) and (c) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies.

5.23 Books and Records. All of the financial books and records of the Target Companies are complete and accurate in all respects and since January 1, 2015 have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws in all respects, except where the failure to so be so complete and accurate and maintained would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies.

5.24 Top Customers and Suppliers. The relationships of the Target Companies with the ten (10) largest customers of the Target Companies (by dollar volume received for the twelve (12) month period ending on the Interim Balance Sheet Date) (the “Top Customers”) and the ten (10) largest suppliers of goods or services to the Target Companies (by dollar volume paid for the twelve (12) month period ending on the Interim Balance Sheet Date) (the “Top Suppliers”) are good commercial working relationships, and (i) no Top Supplier or Top Customer within the last twelve (12) months has cancelled or terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or, to the Company’s Knowledge, intends to modify materially its material relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any material amount due to any Target Company or seek to exercise any remedy against any Target Company, (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer, and (v) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Target Company with any Top Supplier or Top Customer in any material respect.

5.25 Government Contracts.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies: (i) none of the directors, officers or employees of any Target Company is (or since January 1, 2012 has been) under administrative, civil or criminal investigation or indictment by any Governmental Authority (except as to routine security investigations); (ii) there is no pending or, to the Knowledge of the Company, threatened audit or investigation by any Governmental Authority of any

Target Company or any of their respective directors, officers or employees with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid; (iii) since January 1, 2012, no Target Company has made a disclosure with respect to any alleged irregularity, misstatement or omission arising under a Government Contract with or a Government Bid by any Target Company, other than routine inquiries, audits and reconciliations; and (iv) the Target Companies have complied with the terms and conditions of each Government Contract and each Government Bid to which it is a party or subject to and all Laws applicable and pertaining to each such Government Contract and Government Bid.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, there are (i) no outstanding claims against any Target Company by a Governmental Authority or by any prime contractor, subcontractor or vendor arising under any Government Contract with or Government Bid by any Target Company and (ii) no disputes between a Governmental Authority and any Target Company under the Contract Disputes Act or any other applicable Law or between any Target Company and any prime contractor, subcontractor or vendor arising under any such Government Contract with or Government Bid by a Target Company. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, (i) no termination for convenience, termination for default, cure notice or show cause notice is currently in effect, has been issued, or, has, to the Knowledge of the Company, been threatened in writing or is expected with respect to any Government Contract or Government Bid and (ii) no Government Contract has been terminated for default, breach, cause or other failure to perform, and no Target Company has received any adverse or negative past performance evaluations or ratings since January 1, 2015.

(c) No Target Company is suspended or debarred from doing business with a Governmental Authority, nor is any Target Company the subject of a finding of non-responsibility or ineligibility for U.S. Government contracting or contracting with any other Governmental Authority. In the past six (6) years, no Target Company has engaged in any activity that gave rise to an Organizational Conflict of Interest (as defined in FAR 9.501 or applicable agency FAR supplements or the Government Contracts or any comparable applicable state or local Law), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Target Companies.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Target Companies, (i) each Target Company’s cost accounting system and procurement systems with respect to the Government Contracts and Government Bids are in compliance with applicable regulations and legal requirements, (ii) no Target Company has received notice from a Governmental Authority of a determination that the cost accounting systems of any Target Company are inadequate for accumulating and billing costs under Government Contracts and (iii) there has been no claim of defective pricing, mischarging or improper payments on the part of any Target Company.

5.26 Certain Business Practices.

(a) No Target Company, nor to the Company’s knowledge any of their respective Representatives acting on their behalf, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (c) made any other unlawful payment. No Target Company, nor to the Company’s knowledge any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b) The operations of each Target Company are and have been conducted at all times in material compliance with laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental

Authority, and no Action involving a Target Company with respect to the any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

5.27 Investment Company Act. The Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

5.28 Finders and Brokers. No Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

5.29 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Parent, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Parent for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Parent set forth in Article IV (including the related portions of the Parent Disclosure Schedules); and (b) neither the Parent nor any of its Representatives have made any representation or warranty as to the Parent or this Agreement, except as expressly set forth in Article IV (including the related portions of the Parent Disclosure Schedules).

5.30 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Parent’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Parent or its Affiliates.

5.31 Disclosure. No representations or warranties by the Company in this Agreement (as modified by the Company Disclosure Schedules) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Company Disclosure Schedules and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading.

ARTICLE VI COVENANTS

6.1 Access and Information.

(a) The Company shall give, and shall direct its Representatives to give, the Parent and its Representatives, during normal business hours and upon reasonable notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies (solely to the extent in the possession of the Target Companies), as the Parent or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and instruct each of the Company’s Representatives to reasonably cooperate with the Parent and its Representatives in their investigation; provided, however, that the Parent and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies; provided, however, the Company and its Representatives shall not be required to provide any of the foregoing (i) with respect to any information that is subject to attorney-client privilege to the extent doing so would reasonably be expected to cause such privilege to be waived, or (ii) if the Company reasonably determines in good faith, after consulting with outside counsel, that such cooperation or access is prohibited by the HSR Act or any other federal, state or local applicable Laws. All such access and information obtained as a result of such access shall be subject to the terms and conditions of Section 6.14.

(b) The Parent shall give, and shall direct its Representatives to give, the Company and its Representatives, during normal business hours and upon reasonable notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Parent or its Subsidiaries (solely to the extent in the possession of the Parent or its Subsidiaries, as applicable), as the Company or its Representatives may reasonably request regarding the Parent, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and instruct each of the Parent’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Parent or any of its Subsidiaries; provided, however, the Parent and its Representatives shall not be required to provide any of the foregoing (i) with respect to any information that is subject to attorney-client privilege to the extent doing so would reasonably be expected to cause such privilege to be waived, or (ii) if the Parent reasonably determines in good faith, after consulting with outside counsel, that such cooperation or access is prohibited by the HSR Act or any other federal, state or local applicable Laws. All such access and information obtained as a result of such access shall be subject to the terms and conditions of Section 6.14.

6.2 Conduct of Business of the Company.

(a) Unless the Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 9.1 or the Closing (the “Interim Period”), except as expressly contemplated by this Agreement, as set forth on Schedule 6.2 or as required by applicable Law, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice and (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees.

(b) Without limiting the generality of Section 6.2(a) and except as contemplated by the terms of this Agreement, as set forth on Schedule 6.2 or as required by applicable Law, during the Interim Period, without the prior written consent of the Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any material respect, its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities except (i) with respect to the granting of Company Options to Target Company employees and other service providers consistent with past practice or (ii) as the result of the exercise or conversion of any Company Convertible Securities outstanding as of the date hereof (or in respect of Company Options described in clause (i) above);

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) materially increase the wages, salaries, bonuses, other compensation or benefits of its employees other than in the ordinary course of business, consistent with past practice;

(v) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any Company Registered IP, Company IP License or other Company IP that is material to the business of any Target Company (excluding non-exclusive licenses of Company IP to Target Company customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(vi) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(vii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(viii) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(x) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations outside of the ordinary course of business and consistent with past practice), or otherwise dispose of any material portion of its properties, assets or rights;

(xi) other than as required by this Agreement and the Voting Agreements, enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xiii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xiv) authorize or agree to do any of the foregoing actions.

6.3 Conduct of Business of the Parent.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement, as set forth on Schedule 6.3 or as required by applicable Law, the Parent shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice and (ii) comply with all Laws applicable to the Parent and its Subsidiaries and their respective businesses, assets and employees.

(b) Without limiting the generality of Section 6.3(a) and except as contemplated by the terms of this Agreement (including as contemplated by the PIPE Investment), as set forth on Schedule 6.3 or as required by applicable Law, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Parent shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any material respect, its Organizational Documents;

(ii) other than the PIPE Investment, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) amend, waive or otherwise change the Trust Agreement in any manner adverse to the Parent;

(v) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(vi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(vii) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Parent’s outside auditors;

(viii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Mergers);

(ix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(x) enter into any agreement, understanding or arrangement with respect to the voting of Parent Securities;

(xi) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xii) take any action that would reasonably be expected to significantly delay or impair (A) the timely filing of any of its public filings with the SEC (giving effect to any permitted extensions), (B) its compliance in all material respects with applicable securities Laws or (C) the listing of the Parent Common Shares and the Parent Public Warrants on Nasdaq; or

(xiii) authorize or agree to do any of the foregoing actions.

6.4 Parent Public Filings. During the Interim Period, the Parent will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts to maintain the listing of the Parent Public Units, the Parent Common Shares, the Parent Public Rights and the Parent Public Warrants on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, Parent intends to list on Nasdaq on the Parent Common Shares and the Parent Public Warrants.

6.5 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business consistent with past practice) or (y) any material portion of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Parent and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Parent, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend in writing, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as reasonably promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

6.6 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Parent, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Parent (other than to engage in the Mergers in accordance with Article I), communicate such information to any third party, take any other action with respect to the Parent in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

6.7 Notification of Certain Matters. During the Interim Period, each of the Parties shall give prompt written notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect (except to the extent such covenant, condition or agreement shall by its terms be complied with or satisfied as of the Effective Time); (b) receives any written notice from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any material non-compliance with any Law by such Party or its Affiliates; (c) receives any material written notice from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to set forth in Article VIII not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

6.8 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities and other Persons) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 6.8(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense (which shall be deemed Transaction Expenses hereunder), with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall cooperate in all respects with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Documents as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, cooperate in all respects with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

(e) Notwithstanding anything herein to the contrary, no Party shall be required to agree to any term, condition or modification with respect to obtaining any Consents in connection with the transactions contemplated by this Agreement that would result in, or would be reasonably likely to result in: (i) a Material Adverse Effect to such Party or its Affiliates, or (ii) such Party having to cease, sell or otherwise dispose of any material assets or businesses (including the requirement that any such assets or business be held separate).

6.9 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

6.10 The Registration Statement.

(a) The Parent shall prepare, with the assistance of the Company, and simultaneously with the execution of this Agreement (and on the date hereof), file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Parent Common Shares to be issued under this Agreement as the Stock Consideration, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Parent stockholders for the matters to be acted upon at the Special Meeting (as defined below) and providing the Public Stockholders an opportunity in accordance with the Parent’s Organizational Documents and the IPO Prospectus to have their Parent Common Shares redeemed (the “Redemption”) in conjunction with the stockholder vote on the Parent Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Parent stockholders to vote, at a special meeting of Parent stockholders to be called and held for such purpose (the “Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein by the Parent stockholders in accordance with the Parent’s Organizational Documents, the DGCL, and the rules and regulations of the SEC and Nasdaq, (ii) the adoption and approval of a Second Amended and Restated Certificate of Incorporation of Parent (the “Amended Parent Charter”), which among other matters will increase the authorized capital stock of the Parent to enable Parent to issue the Total Consideration hereunder and the Parent Common Shares to be issued in the PIPE Investment, and Amended and Restated Bylaws of the Parent, each in form and substance reasonably acceptable to the Parent and the Company, (iii) the appointment and designation of the classes of, the members of the Post-Closing Parent Board, and appointment of the members of any committees thereof, in each case in accordance with Section 6.17 hereof and (iv) such other matters as the Company and Parent shall hereafter mutually determine to be necessary or appropriate in order to effect the Mergers and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (iv), collectively, the “Parent Stockholder Approval Matters”), and (v) the adjournment of the Special Meeting, if necessary or desirable in the reasonable determination of Parent. The Proxy Statement shall include the Parent Recommendation, and the Registration Statement and Proxy Statement shall comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the DGCL and Nasdaq rules. Prior to filing with the SEC, the Parent will make available to the Company drafts of the Registration Statement and any other related documents to be filed with the SEC, both preliminary and final, and any amendment or supplement to the Registration Statement or such other related document and will provide the Company with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. The Parent shall not file any such documents with the SEC without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).

(b) If on the date for which the Special Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares to obtain the Required Parent Stockholder Vote, whether or not a quorum is present, Parent may make one or more successive postponements or adjournments of the Special Meeting; provided, however, that the Special Meeting may not be postponed or adjourned to a date that is later than the Extension Date. In connection with the Registration Statement, Parent will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Parent Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq. Parent shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide Parent with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise) business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(c) Parent shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Special Meeting and the Redemption. Each of Parent and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Parent and, after the Closing, the Parent Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Parent shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Parent stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Parent’s Organizational Documents.

(d) Parent, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Parent shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Parent or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(e) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Parent shall distribute the Registration Statement to Parent’s stockholders and the Company Securityholders and, pursuant thereto, shall call the Special Meeting in accordance with the DGCL for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(f) Parent shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, Parent’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Special Meeting and the Redemption.

(g) Within one (1) Business Day after the date of this Agreement, Merger Sub I shall deliver to the Company a copy of resolutions duly adopted by its stockholders by written consent approving and authorizing Merger Sub I’s execution, delivery and performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby. Within one (1) Business Day after the date of this Agreement, Merger Sub II shall deliver to the Company a copy of resolutions duly adopted by the sole member of Merger Sub II by written consent approving and authorizing Merger Sub II’s execution, delivery and performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby.

6.11 Company Stockholder Meeting. As promptly as practicable after the Registration Statement shall have become effective, the Company will call a meeting of its stockholders in order to obtain the Required Company Stockholder Approval (the “Company Stockholder Meeting”) and the Company shall use its reasonable best efforts to solicit from the holders of Company Stock proxies in favor of the Required Company Stockholder Approval prior to such Company Meeting, and to take all other actions necessary or advisable to secure the Required Company Stockholder Approval, including enforcing the Voting Agreements.

6.12 PIPE Investment. Parent shall use its commercially reasonable efforts to consummate the PIPE Investment in accordance with the PIPE Agreements (with the understanding the Deferred PIPE Closing will be consummated after the Closing in accordance with the terms of the Deferred PIPE Closing Agreement), and the Company shall cooperate with the Parent in such efforts. The Parent shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), permit or consent to any amendment, supplement or modification to any PIPE Agreement that would reasonably be expected to be adverse to the Parent or the Company Stockholders. The Parties further acknowledge that, as required by the Company, in the Sponsor Earnout Letter and Amendment to Escrow Agreement, the Sponsor has waived, on behalf of itself and its members and Affiliates, effective upon and conditioned upon the Closing, (i) any rights that it has under Article Fourth, Section B(b)(ii) of the Parent’s amended and restated certificate of incorporation to the adjustment to the conversion ratio of the Parent Founder Shares in connection with the PIPE Investment or the Closing and (ii) any other preemptive or participation rights that the Sponsor and/or its members or Affiliates may have with respect to the PIPE Investment, including any rights under the Amended and Restated Limited Liability Company Agreement of the Sponsor.

6.13 Public Announcements.

(a) The Parties agree that no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Parent, the Company, the Seller Representative and, after the Closing, the Parent Representative (in each case, which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release (but in any event within four (4) Business Days after the execution of this Agreement), the Parent shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release (but in any event within four (4) Business Days after the Closing), the Parent shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Seller Representative and the Parent Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Seller Representative and the Parent Representative each reviewing, commenting upon and approving such Closing Filing in any event no later than the third (3rd) Business Day after the Closing). In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

6.14 Confidential Information.

(a) The Company hereby agrees that during the Interim Period and, in the event this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Parent Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Parent or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Parent Confidential Information without the Parent’s prior written consent; and (ii) in the event that the Company or any of its Affiliates or Representatives, during the Interim Period or, in the event this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, becomes legally compelled to disclose any Parent Confidential Information, (A) provide the Parent with prompt written notice of such requirement so that the Parent or an Affiliate thereof may seek a protective order or other remedy at its sole cost and expense or waive compliance with this Section 6.14(a), and (B) in the event that such protective order or other remedy is not obtained, or the Parent waives compliance with this Section 6.14(a), furnish only that portion of such Parent Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Parent Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company shall, and shall cause its Affiliates and Representatives to, promptly deliver to the Parent or destroy, at its option, any and all copies (in whatever form or medium) of Parent Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon.

(b) The Parent hereby agrees that during the Interim Period and, in the event this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Parent or any of its Representatives, during the Interim Period or, in the event this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company with prompt written notice of such requirement so that the Company may seek a protective order or other remedy at its sole cost and expense or waive compliance with this Section 6.14(b) and (B) in the event that such protective order or other remedy is not obtained, or the Company waives compliance with this Section 6.14(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Parent shall, and shall cause its Representatives to, promptly deliver to the Company or destroy, at its option, any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, the Parent and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

6.15 Documents and Information. After the Closing Date, the Parent and the Surviving Corporation shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Target Companies in existence on the Closing Date and make the same available for inspection and copying by the Parent Representative during normal business hours of the Parent and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by the Parent or its Subsidiaries (including any Target Company) without first advising the Parent Representative in writing and giving the Parent Representative a reasonable opportunity to obtain possession thereof.

6.16 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Target Companies, Parent or the Merger Subs (as applicable) and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Target Companies, Parent or the Merger Subs (the “D&O Indemnified Parties”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Party and the Target Companies, Parent or the Merger Subs, in each case as in effect on the date of this Agreement, shall survive the Mergers and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, the Parent shall cause the Organizational Documents of the Parent, the Surviving Corporation and the other Target Companies to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Parties than are set forth as of the date of this Agreement in the Organizational Documents of the Parent, the Merger Subs and Target Companies to the extent permitted by applicable Law.

(b) On or prior to the Effective Time, the Parent shall obtain binding policies for run-off coverage for (i) the Target Companies’ directors and officers in a form acceptable to the Company (the “Company D&O Tail Insurance”), which Company D&O Tail Insurance shall provide such directors and officers with coverage for six (6) years following the Effective Time in an amount not less than the existing coverage of the Target Companies and shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Target Companies. The Parent shall, and shall cause the Surviving Corporation to, maintain the Company D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder. After the Effective Time, the Parent shall timely pay all premiums with respect to the Company D&O Tail Insurance, which such premiums shall constitute a Company Transaction Expense hereunder.

(c) The provisions of this Section 6.16 shall survive the consummation of the Mergers and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and representatives.

(d) For the benefit of the Parent’s directors and officers, the Parent shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “Parent D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Parent’s existing policy (true and complete copies of which have been previously provided to the Company) or, if substantially equivalent insurance coverage is unavailable, the best available coverage. For purposes of this Agreement, the purchase of such Parent D&O Tail Insurance shall be treated as a Parent Transaction Expense. If obtained, the Parent shall maintain the Parent D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder. After the Effective Time, the Parent shall timely pay all premiums with respect to the Parent D&O Tail Insurance, which such premiums shall constitute a Parent Transaction Expense hereunder.

6.17 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of the Parent to resign, so that effective as of the Closing, the Parent’s board of directors (the “Post-Closing Parent Board”) will consist of ten (10) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Parent Board as follows: (i) two (2) persons shall be designated by the Parent prior to the Closing (the “Parent Directors”), both of whom shall be required to qualify as an independent director under Nasdaq rules, and (ii) eight (8) persons shall designated by the Company prior to the Closing (the “Company Directors”), at least three (3) of whom shall be required to qualify as an independent director under Nasdaq rules. Subject to resignations provided by the Company’s directors, the board of directors of the Surviving Corporation immediately after the Closing shall be the same as the board of directors of the Company immediately prior to the Closing. At or prior to the Closing, the Company will provide each Parent Director with a customary director indemnification agreement, in form and substance reasonable acceptable to such Parent Director.

(b) The Parties shall take all action necessary, including causing the executive officers of the Parent to resign, so that the individuals serving as executive officers of the Parent immediately after the Closing will be the same individuals (in the same offices) as those of the Company immediately prior to the Closing.

6.18 Use of Trust Account Proceeds After the Closing. The Parties agree that at the Closing, the funds in the Trust Account and any proceeds received by the Parent from the PIPE Investment, after taking into account payments for the Redemption, shall first be used (i) to pay the Cash Consideration, (ii) to pay any loans owed by the Parent to the Sponsor for any Parent Transaction Expenses or other administrative expenses incurred by the Parent (“Sponsor Loans”), and (iii) to pay all unpaid Transaction Expenses. The Sponsor Loans and Transaction Expenses, as well as any Parent Transaction Expenses that are required to be paid by delivery of the Parent’s securities, will be paid as and when due pursuant to their terms (including at the Closing to the extent then due pursuant to their terms, or otherwise after the Closing). Any remaining cash will be used for working capital and general corporate purposes.

6.19 Parent Post-Closing Dividend Policy. From and after the Closing, Parent will adopt a stated dividend policy for the Parent to use its commercially reasonable efforts to declare and pay a dividend in such amount as to provide an annual dividend yield to Parent’s stockholders of at least one percent (1%), subject to the determination by Parent’s board of directors (i) that such dividend payment is permitted by applicable Law and (ii) that Parent and its Subsidiaries, on a consolidated basis, have a sufficient amount of unrestricted cash to make such dividend payment and still satisfy their respective existing liabilities and have sufficient reserves for future contingencies or future needs of the business of Parent and its Subsidiaries. Notwithstanding the foregoing, the Parties acknowledge that the Parent’s board of directors is solely responsible for declaring and paying dividends, and nothing herein shall require a director of Parent to breach its fiduciary duties to the Parent or Parent’s stockholders.

6.20 Post-Closing Registration Statement. Parent hereby agrees that within thirty (30) days after the Closing, it will (a) file with the SEC a registration statement for the resale of (i) the Parent Securities acquired by the PIPE Investors in the PIPE Investment (including the Parent Securities to be issued in the Deferred PIPE Closing) and (ii) the Parent Securities of any holder that has registration rights with respect thereto, and (b) use its reasonable best efforts to cause such registration statement to be declared effective as promptly as practicable thereafter.

6.21 Security Clearances. During the Interim Period, the Company shall (a) ensure that each of the Defense Security Service of the United States Department of Defense and any other Governmental Authority responsible for the maintenance of the Target Companies’ facility security clearances, if any, shall not terminate, suspend, revoke or in any way materially change either the Government Contracts with a Target Company or a Target Company’s facility security clearance with respect to such Government Contracts as a result of this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement, and (b) continue to take any and all requisite steps to and otherwise cause each of its Subsidiaries to obtain or retain the requisite facility and personnel security clearances to own and operate the Target Companies (and any successor thereto) and their respective businesses as currently conducted and as currently contemplated to be conducted without delay or interruption.

6.22 Listing of Parent Common Shares. Parent will use its commercially reasonable efforts to cause the Parent Common Shares that will be issued in connection with the Mergers and the transactions contemplated hereby to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

ARTICLE VII

SURVIVAL

7.1 Survival. The representations and warranties of the Parent, the Merger Subs and the Company contained in this Agreement or in any certificate or instrument delivered by or on behalf of Parent, the Merger Subs or the Parent Representative or the Company or the Seller Representative pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Parent, the Merger Subs, the Parent Representative, the Company, the Seller Representative and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Parent, the Merger Subs, the Parent Representative, the Company, the Seller Representative or their respective Representatives with respect thereto. The covenants and agreements made by the Parent, the Merger Subs, the Parent Representative, the Company and/or the Seller Representative in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

ARTICLE VIII

CLOSING CONDITIONS

8.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Mergers and other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Parent of the following conditions:

(a) Required Parent Stockholder Approval. The Parent Stockholder Approval Matters that are submitted to the vote of the shareholders of the Parent at the Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the shareholders of the Parent at the Special Meeting in accordance with the Proxy Statement (the “Required Parent Stockholder Approval”).

(b) Required Company Stockholder Approval. The Company Stockholder Meeting shall have been held in accordance with the DGCL and the Company’s Organizational Documents, and the execution and delivery of this Agreement and each Ancillary Document to which the Company is a party or bound, the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, including the Mergers, shall have been approved by the requisite vote of the holders of Company Stock (the “Required Company Stockholder Approval”).

(c) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 8.1(d), shall have been obtained or made.

(e) No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(f) Net Tangible Assets Test. Upon the Closing, and after giving effect to the completion of the Redemption and the PIPE Investment, the Parent shall have net tangible assets of at least $5,000,001.

(g) PIPE Investment. Parent shall have consummated the PIPE Investment (regardless of the gross proceeds raised, and for the avoidance of doubt, excluding the Deferred PIPE Closing).

(h) Appointment to the Post-Closing Parent Board. The members of Parent’s board of directors shall have been elected or appointed to the Post-Closing Parent Board as of the Closing consistent with the requirements of Section 6.17.

(i) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing.

8.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 8.1, the obligations of the Company to consummate the Mergers and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Parent set forth in this Agreement and in any certificate delivered by the Parent pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Parent.

(b) Agreements and Covenants. The Parent shall have performed in all material respects all of the Parent’s obligations and complied in all material respects with all of the Parent’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Parent since the date of this Agreement which is continuing and uncured.

(d) Parent Cash. The Parent Cash shall be equal to no less than One Hundred Twenty-Five Million U.S. Dollars ($125,000,000).

(e) Listing. The Parent Common Shares to be issued in the Mergers and the transactions contemplated hereby shall have been approved for listing on Nasdaq.

(f) Officer Certificate. The Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Parent in such capacity, certifying as to the satisfaction of the conditions specified in Sections 8.2(a), 8.2(b) and 8.2(c).

(g) Secretary Certificate. The Parent shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to (A) copies of the Parent’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the Parent’s board of directors authorizing the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Parent Stockholder Approval have been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Parent is or is required to be a party or otherwise bound.

(h) Good Standing. The Parent shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Parent certified as of a date no later than sixty (60) days prior to the Closing Date from the proper Governmental Authority of the Parent’s jurisdiction of organization and from each other jurisdiction in which the Parent is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(i) Amended Parent Charter. The Parent shall have delivered evidence to the Company that the Parent has filed with the Secretary of State of Delaware the Amended Parent Charter.

(j) Registration Rights Agreement. The Company shall have received a copy of the Registration Rights Agreement, duly executed by the Parent and the Sponsor.

(k) Lock-Up Agreements. The Company shall have received a copy of each Lock-Up Agreement, duly executed by the Parent.

8.3 Conditions to Obligations of the Parent. In addition to the conditions specified in Section 8.1, the obligations of the Parent and the Merger Subs to consummate the Mergers and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Parent) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by the Company, shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, any Target Company.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to any Target Company since the date of this Agreement which is continuing and uncured.

(d) Comfort Letter. The Parent shall have received a comfort letter from the Company’s independent accountant auditing firm with respect to the financial statements of any of the Target Companies included as part of the Registration Statement (directly or as part of any pro forma financial statements included therein) at the time of the effectiveness of the Registration Statement and as of the Closing Date.

(e) Officer Certificate. The Parent shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 8.3(a), 8.3(b) and 8.3(c)

(f) Secretary Certificate. The Company shall have delivered to the Parent a certificate executed by the Company’s secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, each of the following: (A) a copy of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time); (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the Mergers and the other transactions contemplated hereby and thereby, and recommending the approval and adoption of the same by the Company Stockholders at a duly called meeting of Company Stockholders; (C) the Required Company Stockholder Approval; and (D) the incumbency of officers of the Company authorized to execute this Agreement and any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(g) Good Standing. The Company shall have delivered to the Parent good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company certified as of a date no later than sixty (60) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(h) Lock-Up Agreements. The Parent shall have received a Lock-Up Agreement for each Company Securityholder, duly executed by such Company Securityholder.

(i) Registration Rights Agreement. The Parent shall have received a copy of the Registration Rights Agreement, duly executed by each Company Stockholder holding shares of Company Class A Common Stock immediately prior to the Effective Time.

(j) Option Cancellation Agreement. The Parent shall have received a copy of an Option Cancellation Agreement, duly executed by each holder of Company Options.

(k) Legal Opinion. Parent shall have received a duly executed, customary corporate opinion from the Company’s counsel or counsels, in form and substance reasonably satisfactory to the Parent, addressed to the Parent and dated as of the Closing Date.

(l) Acceleration and Termination of Company Convertible Securities. The Parent shall have received evidence reasonably acceptable to the Parent that (A) the Company shall have accelerated all Company Options so, as of the Effective Time, no Company Option is unvested and (B) the Company shall have terminated, extinguished and cancelled in full any issued or outstanding Company Convertible Securities or commitments therefor.

(m) Termination of Certain Contracts. The Parent shall have received evidence reasonably acceptable to the Parent that the Contracts involving the Target Companies and/or Company Securityholders set forth on Schedule 8.3(m) shall have been terminated with no further obligation or Liability of the Target Companies thereunder.

8.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Securityholder) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE IX

TERMINATION AND EXPENSES

9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Parent and the Company;

(b) by written notice by the Parent or the Company if any of the conditions to the Closing set forth in Article VIII have not been satisfied or waived by March 31, 2018 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 9.1(b) shall not be available to (i) Parent if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date or (ii) the Company if any action or omission by a Target Company or its Affiliates (including any acquisitions that individually or in the aggregate would require the preparation of pro forma financial statements pursuant to Regulation S-X), in each case that was not previously expressly approved in writing by Parent, was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either the Parent or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company, if (i) there has been a material breach by the Parent of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Parent shall have become materially untrue or materially inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.2(a) or Section 8.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided by the Company or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e) by written notice by the Parent, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.3(a) or Section 8.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided by the Parent or (B) the Outside Date; provided, that the Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if at such time the Company is in material uncured breach of this Agreement;

(f) by written notice by the Parent if there shall have been a Material Adverse Effect on the Company or its Subsidiaries following the date of this Agreement which is uncured and continuing within twenty (20) days after written notice of such Material Adverse Effect is provided by the Parent;

(g) by written notice by either the Parent or the Company, if the Special Meeting has been held (including any adjournment or postponement thereof), has concluded, the Parent’s stockholders have duly voted, and the Required Parent Stockholder Approval was not obtained; or

(h) by written notice by either the Parent or the Company, if the Company Stockholder Meeting has been held (including any adjournment or postponement thereof), has concluded, the Company’s stockholders have duly voted, and the Required Company Stockholder Approval was not obtained.

9.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 9.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 9.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 6.13, 6.14, 9.3, 9.4, 10.1, Article XI and this Section 9.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud of such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 10.1). Without limiting the foregoing, and except as provided in Section 9.3 and this Section 9.2 (including clause (ii) of the immediately preceding sentence, but subject to Section 10.1), and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 11.7, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 9.1.

9.3 Transaction Expenses. All Transaction Expenses shall be paid by Parent and/or the Company at or after the Closing pursuant to Section 6.18; provided, that, in the event of termination of this Agreement, all Transaction Expenses shall be paid by the Party incurring such expenses; provided, further, that, in the event of such termination, the Company shall reimburse the Seller Representative for all costs and expenses incurred by the Seller Representative in connection with the transactions contemplated hereby.

9.4 Termination Fee.

(a) Notwithstanding Section 9.3 above, in the event that there is a valid and effective termination of this Agreement by the Company pursuant to Section 9.1(d) due to the Parent’s breach of its representations and warranties in Sections 4.20 or 4.22 or its covenants in Section 6.12, then the Parent shall pay to the Company a termination fee in an amount in cash equal to $2,500,000 (the “Termination Fee”), payable by the Parent upon the earlier of the Parent’s completion of a Business Combination with another Person thereafter or the dissolution and liquidation of the Parent (solely to the extent of funds outside of the Trust Account after payment of the amounts owed to Public Stockholders with respect to their Parent Common Shares in connection with such dissolution and liquidation), by wire transfer of immediately available funds to an account designated in writing by the Company.

(b) Notwithstanding anything to the contrary in this Agreement, the Parties expressly acknowledge and agree that, with respect to any termination of this Agreement in circumstances where a Termination Fee is payable under this Section 9.4, the payment of the Termination Fee shall, in light of the difficulty of accurately determining actual damages, constitute liquidated damages with respect to any claim for damages or any other claim which the Company would otherwise be entitled to assert against the Parent or its Affiliates or any of their respective assets, or against any of their respective directors, officers, employees or shareholders with respect to this Agreement and the transactions contemplated hereby and shall constitute the sole and exclusive remedy available to the Company, provided, that the foregoing shall not limit (x) any claim for Fraud prior to termination of this Agreement or (y) the rights of the Company to seek specific performance or other injunctive relief in lieu of terminating this Agreement.

ARTICLE X

WAIVERS AND RELEASES

10.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company represents and warrants that it has read the IPO Prospectus and understands that Parent has established the Trust Account containing the proceeds of the IPO and overallotment shares acquired by Parent’s underwriters (including interest accrued from time to time thereon) for the benefit of Parent’s public stockholders (including overallotment shares acquired by Parent’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, Parent may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their Parent Common Shares in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an extension of the deadline to consummate a Business Combination, (b) to the Public Shareholders if the Parent fails to consummate a Business Combination within twenty-four (24) months after the closing of the IPO, (c) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay any franchise or income Taxes, and (d) to the Parent after or concurrently with the consummation of its Business Combination. For and in consideration of Parent entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, neither the Company nor its Affiliates does now or shall at any time prior to the Effective Time have any right, title, interest or claim of any kind in or to any monies in the Trust Account (or, or at any time hereafter, to distributions therefrom to Public Stockholders or otherwise occurring prior to the Closing in accordance with the terms of the Trust Agreement “Public Distributions”), or make any claim against the Trust Account (including any Public Distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between the Parent or its

Representatives, on the one hand, and the Company or its Representatives, on the other hand, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Company on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that the Company or its Affiliates may have against the Trust Account (including any Public Distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent or its Representatives and will not seek recourse against the Trust Account (including any Public Distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Parent or its Affiliates). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the Parent and its Affiliates to induce Parent to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its Affiliates under applicable Law. To the extent the Company or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Parent or its Representatives, which proceeding seeks, in whole or in part, monetary relief against the Parent or its Representatives, the Company hereby acknowledges and agrees the Company’s and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit any the Company or its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any Public Distributions therefrom) or any amounts contained therein. Notwithstanding the foregoing, (x) nothing herein shall serve to limit or prohibit the Company’s or the Seller Representative’s right to pursue a claim against the Parent for legal relief against monies or other assets held outside the Trust Account (other than Public Distributions therefrom), or for specific performance or other equitable relief in connection with the consummation of the transactions contemplated by this Agreement pursuant to Section 11.7 hereof (including a claim for Parent to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the redemption of Parent Common Shares pursuant to the Redemption) to the Company and the Company Securityholders in accordance with the terms of this Agreement and the Trust Agreement, and (y) nothing herein shall serve to limit or prohibit any claims that the Company and the Seller Representative may have in the future against the Parent’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account to Parent upon Parent’s Business Combination and any assets that have been purchased or acquired with any such funds, but excluding Public Distributions therefrom). This Section 10.1 shall survive termination of this Agreement for any reason.

ARTICLE XI MISCELLANEOUS

11.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Parent or Merger Subs at or prior to the

Closing to:

Forum Merger Corporation

c/o Forum Investors I, LLC

135 East 57th Street, 8th Floor

New York, New York

Attn: David Boris

Telephone No.: (212) 739-7860

Email: david@forummerger.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

Attn: Douglas Ellenoff, Esq.

         Tamar Donikyan, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

Email: ellenoff@egsllp.com

            tdonikyan@egsllp.com

If to the Company or the Surviving Corporation or

Surviving Entity, to:

Prior to the Second Merger:

C1 Investment Inc.

3344 Highway 149

Eagan, MN 55121

Attn: John McKenna, Chief Executive Officer

After the Second Merger:

C1 Investment LLC

3344 Highway 149

Eagan, MN 55121

Attn: John McKenna, Chief Executive Officer

with a copy (which will not constitute notice) to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attn: Mehdi Khodadad, Esq.

Attn: John T. McKenna, Esq.

Facsimile No.: (650) 849-7400

Telephone No.: (650) 843-5000

Email: mkhodadad@cooley.com

            jmckenna@cooley.com

and

Hogan Lovells US LLP

4085 Campbell Avenue, Suite 100

Menlo Park, CA 94025

Attn: Mark L. Heimlich

Attn: Alexander B. Johnson

Attn: John H. Booher

Facsimile No.: (650) 463-4199

Telephone No.: (650) 463-4000

If to the Seller Representative to:

Clearlake Capital Management III, L.P.

233 Wilshire Boulevard, Suite 800

Santa Monica, CA 90401

Attn: Behdad Eghbali, Partner

Facsimile: (310) 400-8801

E-mail: behdad@clearlakecapital.com

with a copy (which will not constitute notice) to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attn: Mehdi Khodadad, Esq.

Attn: John T. McKenna, Esq.

Facsimile No.: (650) 849-7400

Telephone No.: (650) 843-5000

Email: mkhodadad@cooley.com             jmckenna@cooley.com

If to the Parent or the Parent Representative after the Closing, to: ConvergeOne, Inc. 3344 Highway 149 Eagan, MN 55121 Attn: Chairman of the Board of Directors

with a copy (which will not constitute notice) to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attn: Mehdi Khodadad, Esq.

Attn: John T. McKenna, Esq.

Facsimile No.: (650) 849-7400

Telephone No.: (650) 843-5000

Email: mkhodadad@cooley.com             jmckenna@cooley.com

and

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

Attn: Douglas Ellenoff, Esq.

          Tamar Donikyan, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

Email: ellenoff@egsllp.com

            tdonikyan@egsllp.com

11.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Parent, the Company, the Parent Representative and the Seller Representative, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

11.3 Third Parties. Except for (a) the rights of the PIPE Investors and any Person that has been engaged as a placement agent in connection with the PIPE Investment (who shall, in each case, be entitled to rely, subject to the same limitations with respect to reliance and survival applicable to the Parties as set forth in this Agreement (including Sections 4.21, 5.29 and 7.1), on the representations and warranties of the Parties set forth in this Agreement, it being understood and agreed that such Persons shall have no right to rely (i) on any other provisions of this Agreement and shall have no rights or recourse against the Company Securityholders with respect to any of the transactions contemplated by this Agreement or (ii) any other instrument or document executed by the Company or the Company Securityholders in connection with the transactions contemplated hereby, and (b) the rights of the D&O Indemnified Parties set forth in Section 6.16, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement (except as set forth in the next sentence) or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party. Notwithstanding the foregoing, from and after the Effective Time, the Company Securityholders (and their successors, heirs and legal representatives (including the Seller Representative) are intended third party beneficiaries of, and may enforce (subject to Section 11.14) Article I and Article II. The Parent Representative from and after the Closing shall be deemed to be a Party to this Agreement for purposes of enforcing its rights and obligations under this Agreement.

11.4 Arbitration. Any and all disputes, controversies and claims (other than disputes subject to the procedures under Section 1.12 or 2.2 or applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 11.4) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 11.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute; the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the American Arbitration Association (the “AAA”). Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

11.5 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof; provided, that, to the extent required by the Laws of the State of Delaware (including any Law related to any fiduciary duty, duty of loyalty, or other duty or obligation of the Company’s or the Parent’s respective boards of directors with respect to the Mergers or this Agreement), such Laws of the State of Delaware will apply to the Mergers. Subject to Section 11.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate courts thereof) (the “Specified Courts”). Subject to Section 11.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 11.1. Nothing in this Section 11.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

11.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY

JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.6.

11.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages would be inadequate and the non-breaching Parties would not have adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

11.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

11.9 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Parent, the Company, the Parent Representative and the Seller Representative.

11.10 Waiver. The Parent on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Company Securityholders, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Parent Representative or Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of the Parent Representative.

11.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein. In furtherance of, and without limiting the foregoing, the Parties acknowledge that (i) the execution of this Agreement is the culmination of extensive negotiations between them, all of which were intended to be non-binding upon the Parties until memorialized in the executed copy of this Agreement and none of which should be construed as having created any type of oral agreement between the Parties, and (ii) except as expressly provided in Article IV (as modified by the Parent Disclosure Schedules) and Article V (as modified by the Company Disclosure Schedules), none of the Parties hereto has made or is making any representations or warranties whatsoever, implied or otherwise.

11.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement or any Ancillary Document to a Person’s directors shall including any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall including any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Parent or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Parent and its Representatives and the Parent and its Representatives have been given access to the electronic folders containing such information.

11.13 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

11.14 Seller Representative.

(a) By the execution and delivery of this Agreement (and with respect to Company Secuirtyholders, by deliver of a Letter of Transmittal), the Company (solely with respect to periods prior to the Effective Time) and each Company Securityholder on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Clearlake Capital Management III, L.P. in its capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of the Company and such Company Securityholder with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under this Agreement or any of the Ancillary Documents to which the Seller Representative is a party, including: (i) making on behalf of such Person any determinations and taking all actions on their behalf relating to the adjustments to the Merger Consideration described in Section 1.12 or the achievement of the Earnout Payments under Article II and any disputes with respect thereto; (ii) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Seller Representative is a party (provided, that any such action, if material to the rights and obligations of the Company Securityholders in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Company Securityholders unless otherwise agreed by each Company Securityholder who is subject to any disparate treatment of a potentially adverse nature); (iii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under this Agreement or any Ancillary Documents to which the Seller Representative is a party; (iv) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (v) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; (vi) receiving all or any portion of the consideration provided to the Company Securityholders under this Agreement and to distribute the same to the Company Securityholders in accordance with their Pro Rata Share; and (vii) otherwise enforcing the rights and obligations of any such Persons under this Agreement and the Ancillary Documents to which the Seller Representative is a party, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and the Parent Representative or the Parent, shall be binding upon the Company (with respect to periods prior to the Effective Time), each Company Securityholder and their respective successors and assigns, and they shall not have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 11.14 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement

(b) Any other Person, including the Parent Representative, the Parent, the Company and the Company Securityholders may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company (for periods prior to the Effective Time) and the Company Securityholders hereunder or any Ancillary Document to which the Seller Representative is a party. The Parent Representative, the Parent and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) any payment instructions provided by the Seller Representative or (ii) any other actions required or permitted to be taken by the Seller Representative hereunder, and neither the Company nor any Company Securityholder shall have any cause of action against the Parent Representative, the Parent or the Company for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. The Parent Representative, the Parent and the Company shall not have any Liability to the Company or any Company Securityholder for any allocation or distribution among the Company Securityholders by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to the Company or a Company Securityholder under this Agreement or any Ancillary Document to which the Seller Representative is a party shall be made to the Seller Representative for the benefit of such Company Securityholder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Company Securityholder with respect thereto. All notices or other communications required to be made or delivered by the Company or a Company Securityholder shall be made by the Seller Representative (except for a notice under Section 11.14(d) of the replacement of the Seller Representative).

(c) The Seller Representative will act for the Company and the Company Securityholders on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Company and the Company Securityholders, but the Seller Representative will not be responsible to Company or the Company Securityholders for any Losses that Company or the Company Securityholders may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. The Parent shall indemnify, defend and hold harmless the Seller Representative from and against any and all Losses incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under this Agreement or any Ancillary Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under this Agreement or any Ancillary Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Parent, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 11.14 shall survive the Closing and continue indefinitely

(d) If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Company Securityholders, then the Company Securityholders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Securityholders holding in the aggregate a Pro Rata Share in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Parent Representative and the Parent in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

11.15 Acknowledgement; Waiver of Conflicts; Retention of Privilege.

(a) Each of the Parties hereto acknowledges and agrees that (i) Cooley LLP and Hogan Lovells US LLP (together, “Prior Company Counsel”) has acted as counsel to the Company in various matters involving a range of issues and as counsel to the Company in connection with the negotiation of this Agreement and the Ancillary Documents, and the transactions contemplated hereby and thereby and (ii) Ellenoff Grossman & Schole LLP (“Prior Parent Counsel”) has acted as counsel to the Parent in various matters involving a range of issues and as counsel to the Parent in connection with the negotiation of this Agreement and the Ancillary Documents, and the transactions contemplated hereby and thereby.

(b) In connection with any matter or dispute under this Agreement, Parent hereby irrevocably waives and agrees not to assert, and agree to cause the Surviving Corporation to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) Prior Company Counsel’s prior representation of the Company, (ii) Prior Company Counsel’s representation of the Seller Representative and/or any of the Target Companies (collectively, the “Company Advised Parties”) prior to and after the Closing, (iii) Prior Parent Counsel’s prior representation of the Parent and (iv) Prior Parent Counsel’s representation of the Sponsor, any subsidiary of Parent and/or any Parent stockholders (collectively, the “Parent Advised Parties”) prior to and after the Closing.

(c) Parent further agree, on behalf of itself and, after the Closing, on behalf of the Surviving Corporation, that all communications in any form or format whatsoever between or among any of Prior Company Counsel, the Company, any of the Company Advised Parties, or any of their respective Representatives that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or, beginning on the date of this Agreement, any dispute arising under this Agreement (collectively, the “Company Deal Communications”) shall be deemed to be retained and owned collectively by the Company Advised Parties, shall be controlled by the Seller Representative on behalf of the Company and shall not pass to or be claimed by Parent or the Surviving Corporation. All Company Deal Communications that are attorney-client privileged (the “Privileged Company Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Seller Representative and the Company, shall be controlled by the Seller Representative on behalf of the Company and shall not pass to or be claimed by Parent or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by the Parent or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(d) Parent further agree, on behalf of itself and, after the Closing, on behalf of the Surviving Corporation, that all communications in any form or format whatsoever between or among any of Prior Parent Counsel, the Parent, any of the Parent Advised Parties, or any of their respective Representatives that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or, beginning on the date of this Agreement, any dispute arising under this Agreement (collectively, the “Parent Deal Communications”) shall be deemed to be retained and owned collectively by the Parent Advised Parties, shall be controlled by the Parent Representative and shall not pass to or be claimed by Parent or the Surviving Corporation. All Parent Deal Communications that are attorney-client privileged (the “Privileged Parent Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Parent Representative, shall be controlled by the Parent Representative and shall not pass to or be claimed by Parent or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by the Parent or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(e) Notwithstanding the foregoing, in the event that a dispute arises between Parent or the Surviving Corporation, on the one hand, and a third party other than the Seller Representative or the Parent Representative on the other hand, Parent or the Surviving Corporation may assert the attorney-client privilege to prevent the disclosure of the Privileged Company Deal Communications and Privileged Parent Deal Communications to such third party; provided, however, that neither Parent nor the Surviving Corporation may waive such privilege with respect to (i) Privileged Company Deal Communications without the prior written consent of the Seller Representative or (ii) Privileged Parent Deal Communications without the prior written consent of the Parent Representative. In the event that Parent or the Surviving Corporation is legally required by governmental order or otherwise to access or obtain a copy of all or a portion of (i) the Privileged Company Deal Communications, Parent shall immediately (and, in any event, within two (2) Business Days) notify the Seller Representative in writing (including by making specific reference to this Section 11.15) so that the Seller Representative can seek a protective order and (ii) the Privileged Parent Deal Communications, Parent shall immediately (and, in any event, within two (2) Business Days) notify the Parent Representative in writing (including by making specific reference to this Section 11.15) so that the Parent Representative can seek a protective order and, in either case, Parent agrees to use all commercially reasonable efforts to assist therewith.

(f) To the extent that files or other materials maintained by Prior Company Counsel constitute property of its clients, only the Seller Representative and the Company Advised Parties shall hold such property rights and Prior Company Counsel shall have no duty to reveal or disclose any such files or other materials or any Privileged Company Deal Communications by reason of any attorney-client relationship between Prior Company Counsel, on the one hand, and the Surviving Corporation, on the other hand so long as such files or other materials would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party. To the extent that files or other materials maintained by Prior Parent Counsel constitute property of its clients, only the Parent Representative and the Parent Advised Parties shall hold such property rights and Prior Parent Counsel shall have no duty to reveal or disclose any such files or other materials or any Privileged Parent Deal Communications by reason of any attorney-client relationship between Prior Parent Counsel, on the one hand, and the Parent, on the other hand so long as such files or other materials would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party.

(g) Parent agrees on behalf of itself and the Surviving Corporation, (i) to the extent that Parent or the Surviving Corporation receives or takes physical possession of any Company Deal Communications or Parent Deal Communications, (a) such physical possession or receipt shall not, in any way, be deemed a waiver by any of the Company Advised Parties, Parent Advised Parties or any other Person, of the privileges or protections described in this Section 11.15, and (b) neither Parent nor the Surviving Corporation shall assert any claim that any of the Company Advised Parties, Parent Advised Parties or any other Person waived the attorney-client privilege, attorney work-product protection or any other right or expectation of client confidence applicable to any such materials or communications, (ii) not to access or use the Company Deal Communications or Parent Deal Communications, including by way of review of any electronic data, communications or other information, or by seeking to have the Seller Representative or the Parent Representative, as applicable, waive the attorney-client or other privilege, or by otherwise asserting that Parent or the Surviving Corporation has the right to waive the attorney-client or other privilege, (iii) not to seek to obtain the Company Deal Communications from Prior Company Counsel so long as such Company Deal Communications would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party and (iv) not to seek to obtain the Parent Deal Communications from Prior Parent Counsel so long as such Parent Deal Communications would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party.

ARTICLE XII

DEFINITIONS

12.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Financial Statements.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“Closing Cash” means, as of the Reference Time, the sum of (i) the aggregate cash and cash equivalents of the Target Companies on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time, on a consolidated basis, plus, (ii) any Company Transaction Expenses that have been prepaid by the Company as of the Closing Date, in each case, as determined in accordance with the Accounting Principles.

“Closing Indebtedness” means, as of the Reference Time, the aggregate Indebtedness of the Target Companies, on a consolidated basis and as determined in accordance with the Accounting Principles.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Class A Common Stock” means the shares of Class A Common Stock, par value $0.0001 per share, of the Company.

“Company Class B Common Stock” means the shares of Class B Common Stock, par value $0.0001 per share, of the Company.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information (i) that is or becomes generally available to the public other than as a direct or indirect result of the disclosure of any of such information by the Parent or any of its Representatives in violation of this Agreement; (ii) that was in the Parent’s or it Representative’s possession prior to the time it was first made available to the Parent or any of its Representatives by or on behalf of the Company or any of its Representatives, provided that the source of such information was not known by Parent to be bound by any contractual or other obligation of confidentiality to the Company or any other Person with respect to any of such information; (iii) that is or becomes available to Parent on a non-confidential basis from a source other than the Company or its Representatives, provided that such source is not known by Parent to be bound by any contractual or other obligation of confidentiality to the Company or any other Person with respect to any of such information; or (iv) is or was independently developed by Parent or its Representatives with no reference to or use of information that otherwise constitutes Company Confidential Information.

“Company Convertible Securities” means, collectively, the Company Options, and any warrants or other rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchange for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company Equity Plan” means the 2014 Equity Incentive Plan.

“Company IP License” means any Intellectual Property license, sublicense or other agreement or permission under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property.

“Company Option” means an option to purchase Company Stock that was granted pursuant to the Company Equity Plan.

“Company Outbound IP License” means any license, sublicense or other agreement or permission under which a Target Company is the licensor.

“Company Registered IP” means any U.S. or foreign Patent, Patent application, Trademark, service mark registration or application, copyright registration or application or registered Internet Asset or application owned or licensed by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee.

“Company Securities” means, collectively, the Company Stock and the Company Convertible Securities.

“Company Securityholders” means the holders of Company Securities immediately prior to the Effective Time.

“Company Stock” means any shares of Company Class A Common Stock and Company Class B Common Stock.

“Company Stockholders” means the holders of Company Stock immediately prior to the Effective Time.

“Company Transaction Expenses” means all fees and expenses of any of the Target Companies incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any of the Target Companies (including any premiums and fees associated with the Company D&O Tail Insurance) and (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any of the Target Companies at the Closing pursuant to any agreement to which any of the Target Companies is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“EBC” means Early Bird Capital, Inc., the lead underwriter in Parent’s IPO.

“EBITDA” means with respect to any designated period of time, the earnings before interest, income Taxes, depreciation and amortization of Parent and its Subsidiaries (including the Target Companies) on a consolidated basis, for such period, as determined in accordance with the methodology for calculating “Consolidated EBITDA” (including all “add-backs” and adjustments provided therein) (but subject to the Measurement Methodologies) set forth in that certain Term Loan Agreement (as amended and supplemented through the date hereof), whether or not such Term Loan Agreement remains in effect as of any date of calculation.

“Enterprise Value” means an amount equal to $1,137,000,000.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Export Control Laws” means (i) all U.S. import and export Laws (including those Laws under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120-130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599) and (ii) all comparable applicable Laws outside the United States.

“FAR” means the Federal Acquisition Regulation and any agency supplement thereto.

“Fraud” means common law fraud.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Government Bid” means any quotation, bid or proposal for an award of a new Government Contract made by a Target Company for which no award has been made and for which the Company believes there is a reasonable prospect that such an award to a Target Company may yet be made.

“Government Contract” means any Contract, including an individual task order, delivery order, purchase order or blanket purchase agreement, between a Target Company and the U.S. Government or any other Governmental Authority, as well as any subcontract or other arrangement by which (a) a Target Company has agreed to provide goods or services to a prime contractor, to a Governmental Authority or to a higher-tier subcontractor or (b) a subcontractor or vendor has agreed to provide goods or services to a Target Company, where, in either event, such goods or services ultimately will benefit or be used by a Governmental Authority, including any closed Contract or subcontract as to which the right of the U.S. Government or a higher-tier contractor to review, audit or investigate has not expired.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“HSR Act” means the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (c) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn, and (d) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person to the extent due and payable. For the avoidance of doubt, Indebtedness shall not include any (i) Company Transaction Expenses, (ii) Taxes, (iii) trade payables incurred in the ordinary course of business, (iv) obligations under or in respect of vendor finance, inventory floor planning or similar inventory financing agreements entered into in the ordinary course of business (including the “Floorplan Advances” as defined in the Revolving Loan Agreement), or (v) liabilities associated with the Company’s private cloud offering.

“Independent Expert” means a mutually acceptable independent (i.e., no prior material business relationship with any party for the prior two (2) years) accounting firm (which appointment will be made no later than ten (10) Business Days after the Independent Expert Notice Date); provided, that if the Independent Expert does not accept its appointment or if the Parent Representative and the Seller Representative cannot agree on the Independent Expert, in either case within ten (10) Business Days after the Independent Expert Notice Date, either the Parent Representative or the Seller Representative may require, by written notice to the other, that the Independent Expert be selected by the New York City Regional Office of the American Arbitration Association in accordance with the procedures of the American Arbitration Association. The parties agree that the Independent Expert will be deemed to be independent even though a Party or its Affiliates may, in the future, designate the Independent Expert to resolve disputes of the types described in Sections 1.12 and 2.2.

“Independent Expert Notice Date” means the date that either the Parent Representative or the Seller Representative receives notice from the other Party that it intends to resolve a dispute under Section 1.12 or Section 2.2 by the Independent Expert.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Internet Assets” means any all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto.

“IPO” means the initial public offering of Parent Public Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Parent, dated April 6, 2017, and filed with the SEC on April 7, 2017 (File Nos. 333-216842 and 333-217187).

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or directors of any Target Company, after reasonable due inquiry or (ii) any other Party, the actual knowledge of its directors and executive officers, after reasonable due inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Loan Agreements” means, collectively, the Term Loan Agreement, the Revolving Loan Agreement, and any other agreements to which Parent or any of its Subsidiaries is a party evidencing or governing any debt facilities providing for revolving credit loans, term loans, receivables or inventory financing or letters of credit, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Loss” means any losses, Actions, Orders, Liabilities, damages, penalties, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses); provided, that Losses shall not include (a) any special, indirect, exemplary, punitive or consequential damages (to the extent not reasonably foreseeable), except in each case to the extent paid or payable to a third party in a third party claim or (b) any losses or damages associated with any lost profits, diminution in value or lost opportunities.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its

Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, natural disaster, weather, geological or meteorological events, terrorism, war (whether or not declared) or any material worsening of such conditions threatened or existing as of the date of this Agreement; (v) changes in applicable Law after the date of this Agreement; (vi) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), (vii) the announcement or pendency of this Agreement or the transactions contemplated hereby, or any action taken by a Party and expressly required by this Agreement and (viii), with respect to the Parent, the consummation and effects of the Redemption; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i)—(v) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Parent, the amount of the Redemption or the failure to obtain the Required Parent Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Parent.

“Measurement Date” means the last calendar day of each fiscal quarter beginning with the first fiscal quarter ending after the Closing Date and ending with last fiscal quarter of 2020.

“Measurement Methodologies” means EBITDA as calculated for the four (4) fiscal quarter period ending on the applicable Measurement Date.

“Merger Sub I Common Shares” means the common stock, par value $0.01 per share, of Merger Sub I.

“Nasdaq” means the Nasdaq Capital Market.

“Net Acquisition Amount” means, in the event the Company, at any time during the period beginning on the date of this Agreement and ending at the Effective Time, whether directly or indirectly, (a) acquires by means of merger, consolidation, reorganization or other similar business combination transaction, a majority of the outstanding equity interests of another Person, (b) makes a minority investment in another Person, and/or (c) acquires a majority of the assets of another Person, in each case, in compliance with Section 6.2 hereof, an amount equal to the (i) the aggregate amount of cash and cash equivalents of the Company paid in connection with such transactions (including, for the avoidance of doubt, the aggregate amount of cash paid for any legal, financial, accounting or other transaction advisory fees and expenses incurred by the Company in connection with such transactions), plus (ii) the aggregate amount of any Indebtedness incurred by the Company in connection with such transactions.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement or similar organizational documents, in each case, as amended.

“Parent Common Share” means a share of Class A Common Stock, par value $0.0001 par value per share, of the Parent.

“Parent Confidential Information” means all confidential or proprietary documents and information concerning the Parent or any of its Representatives; provided, however, that Parent Confidential Information shall not include any information (i) that is or becomes generally available to the public other than as a direct or indirect result of the disclosure of any of such information by the Company or any of its Representatives in violation of this Agreement; (ii) that was in the Company’s or it Representative’s possession prior to the time it was first made available to the Company or any of its Representatives by or on behalf of the Parent or any of its Representatives, provided that the source of such information was not known by the Company to be bound by any contractual or other obligation of confidentiality to the Parent or any other Person with respect to any of such information; (iii) that is or becomes available to the Company on a non-confidential basis from a source other than the Parent or its Representatives, provided that such source is not known by the Company to be bound by any contractual or other obligation of confidentiality to the Parent or any other Person with respect to any of such information; or (iv) is or was independently developed by the Company or its Representatives with no reference to or use of information that otherwise constitutes Parent Confidential Information. For the avoidance of doubt, from and after the Closing, Parent Confidential Information will include the confidential or proprietary information of the Target Companies.

“Parent Founder Share” means a share of Class F Common Stock, par value $0.0001 par value per share, of the Parent.

“Parent Private Right” means one right that was included as part of each Parent Private Unit entitling the holder thereof to receive one-tenth (1/10th) of a Parent Common Share upon the consummation by the Parent of an initial Business Combination.

“Parent Private Warrant” means one whole warrant that was included in as part the Parent Private Units, entitling the holder thereof to purchase one (1) Parent Common Share at a purchase price of $11.50 per Parent Common Share.

“Parent Private Units” means the units issued in private placements to Sponsor at the time of the consummation of the IPO and thereafter, which units consist of one (1) Parent Common Share, one (1) Parent Private Right and one-half (1/2) of one (1) Parent Private Warrant.

“Parent Public Right” means one right that was included as part of each Parent Public Unit entitling the holder thereof to receive one-tenth (1/10th) of a Parent Common Share upon the consummation by the Parent of an initial Business Combination.

“Parent Public Unit” means the units issued in the IPO consisting of one (1) Parent Common Share, one (1) Parent Public Right and one-half (1/2) of one (1) Parent Public Warrant.

“Parent Public Warrants” means one whole warrant that was included in as part of the Parent Public Units, entitling the holder thereof to purchase one (1) Parent Common Share at a purchase price of $11.50 per Parent Common Share.

“Parent Securities” means the Parent Common Shares, the Parent Founder Shares, the Parent Public Units, the Parent Public Rights, the Parent Public Warrants, the Parent Private Units, the Parent Private Rights, the Parent Private Warrants and the Parent UPO, collectively.

“Parent Share Price” means an amount equal to the VWAP of the Parent Common Shares over the twenty (20) Trading Days (as adjusted pursuant to Section 2.1(b)) ending at the close of business on the principal securities exchange or securities market on which the Parent Common Shares are then traded immediately prior to the date of determination (such date, the “Exchange Date”), as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the date of this Agreement.

“Parent Transaction Expenses” means all fees and expenses of Parent incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of Parent (including, without limitation, any premiums and fees associated with the Parent D&O Tail Insurance), (ii) in connection with the IPO but previously deferred by the terms thereof until consummation of a Business Combination (including fees or commissions payable to the underwriters and any legal fees), and (iii) in connection with the PIPE Investment.

“Parent UPO” means the option issued to EBC and/or its designee to purchase up to 1,125,000 Parent Public Units at a price of $10.00 per unit, provided the exercise price per unit may be adjusted as stated in the option.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Closing Cash” means that amount of the Closing Cash that is not restricted under the terms and conditions of the Loan Agreements from being made available by the parties thereto to Parent to be paid as Cash Consideration pursuant to Section 1.7(b), subject to the good faith and reasonable determination of the Company’s Board of Directors as of immediately prior to the Closing that a higher amount is necessary to be retained by the Company satisfy the Company’s existing liabilities and reserves for future contingencies and needs of the Company’s business.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) Liens arising under this Agreement or any Ancillary Document, or (f) other Liens which as would not, individually or in the aggregate, in an adverse manner, materially affect the value of, or materially interfere with the use of the property subject thereto.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pro Rata Share” means, for each Company Securityholder, a percentage determined by dividing the total number of shares of Company Stock held by a Company Securityholder (in each case treating, (a) any shares other than Company Class A Common Stock on an as-converted to Company Class A Common Stock basis, and excluding any Company Securities described in Sections 1.8(b) and 1.8(c) and (b) all outstanding Company Convertible Securities as fully vested and as if such Company Convertible Security had been exercised in accordance with Section 1.8(d)(ii)) as of the Effective Time by the Total Fully Diluted Company Shares.

“Redemption Price” means an amount equal to price at which each Parent Common Share is redeemed or converted pursuant to the Redemption (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Parent hereunder to occur at the Closing, but giving effect to any obligations in respect of Company Transaction Expenses, Indebtedness or other liabilities that are contingent upon the consummation of the Closing).

“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, by and among the Parent, the Sponsor and the Company Stockholders holding shares of Company Class A Common Stock as of immediately prior to the Effective Time that are party thereto, in substantially the form attached hereto as Exhibit E.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Revolving Loan Agreement” means that certain Revolving Loan Credit Agreement, dated as of June 20, 2017, by and among, inter alia, C1 Intermediate Corp., ConvergeOne Holdings Corp., and ConvergeOne, Inc., the lenders party thereto and Wells Fargo Commercial Distribution Finance, LLC.

“SEC” means the Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means Forum Investors I, LLC, a Delaware limited liability company.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules. Notwithstanding anything to the contrary contained herein, the WFOE and the VIE Entities will each be deemed to be Subsidiaries of the Company for all purposes of this Agreement.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, Code Section 59A, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.

“Term Loan Agreement” means that certain Term Loan Agreement, dated as of June 20, 2017, by and among, inter alia, ConvergeOne Holdings Corp., C1 Intermediate Corp., the lenders party thereto and JPMorgan Chase Bank, N.A., in the form attached to the Registration Statement.

“Total Fully Diluted Company Shares” means the total number of issued and outstanding shares of Company Stock (in each case treating (a) any shares other than Company Class A Common Stock on an as-converted to Company Class A Common Stock basis and (b) all outstanding Company Convertible Securities as fully vested and as if the Company Convertible Security had been exercised as of the Effective Time, but excluding any Company Securities described in Sections 1.8(b) and 1.8(c).

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which the principal securities exchange or securities market on which the Parent Common Shares are then traded is open for trading.

“Transaction Expenses” means the Company Transaction Expenses and the Parent Transaction Expenses.

“Trust Account” means the trust account established by Parent with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of October 14, 2015, as it may be amended, by and between the Parent and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as reasonably determined by Parent in good faith. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

12.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
2018 Target	2.1(a)
2019 Target	2.1(a)
2020 Target	2.1(a)
AAA	11.4
AAA Procedures	11.4
Accelerated Earnout Payment	2.1(d)
Accelerated Option	1.8(d)(ii)
Acquisition Proposal	6.5(a)
Adjustment Amount	1.12(c)
Agreement	Preamble
Alternative Transaction	6.5(a)
Amended Parent Charter	6.10(a)
Antitrust Laws	6.8(b)
Business Combination	10.1
Cash Consideration	1.7(b)
Catchup Earnout Payment	2.1(c)
Certificate of First Merger	1.2
Certificate of Second Merger	1.2
Certificates of Merger	1.2
CFO	2.2
Change of Control	2.1(e)
Change of Control Earnout Payment	2.1(e)
Closing	3.1
Closing Consideration	1.10(a)
Closing Date	3.1
Closing Filing	6.13(b)
Closing Press Release	6.13(b)
Closing Statement	1.12(a)
Company	Preamble
Company Advised Parties	11.15(b)

Term	Section
Company Benefit Plan	5.18(a)
Company Certificates	1.8(a)
Company D&O Tail Insurance	6.16(b)
Company Deal Communications	11.15(c)
Company Directors	6.17(a)
Company Disclosure Schedules	Article V
Company Financials	5.7(a)
Company IP	5.13(a)
Company Leased Properties	5.15(b)
Company Material Contract	5.12(a)
Company Permits	5.10
Company Real Property Leases	5.15(b)
Company Stockholder Meeting	6.11
Continuing Directors	2.1(e)
D&O Indemnified Parties	6.16(a)
Deferred Payment	1.7(b)
Deferred PIPE Closing	4.20
Deferred PIPE Closing Agreement	4.20
Deferred PIPE Closing Amount	4.20
DGCL	Recitals
Dispute	11.4
Dissenting Shares	1.13
Dissenting Stockholder	1.13
DLLCA	1.2
Earnout Cash Payment	2.1(a)
Earnout Cash Payment Shortfall	2.1(b)
Earnout Cash Payment Shortfall Parent Shares	2.1(b)
Earnout Payments	2.1(e)

Term	Section
Earnout Period	2.1(a)
Earnout Statement	2.2
Earnout Stock Payment	2.1(a)
Earnout Targets	2.1(a)
Earnout Year	2.1(a)
Effective Time	1.2
Enforceability Exceptions	4.2(a)
Environmental Permit	5.19(a)
Estimated Cash Consideration	1.11(b)
Estimated Closing Cash	1.11(a)
Estimated Closing Indebtedness	1.11(a)
Estimated Company Statement	1.11(a)
Estimated Merger Consideration	1.11(a)
Estimated Net Acquisition Amount	1.11(a)
Estimated Parent Cash	1.11(b)
Estimated Parent Statement	1.11(b)
Estimated Permitted Closing Cash	1.11(a)
Estimated Stock Consideration	1.11(b)
Exchange Date	12.1 (def. of Parent Share Price)
Federal Securities Laws	6.6
Final Merger Consideration	1.12(b)
First Merger	Recitals
Group	2.1(e)
Interim Balance Sheet Date	5.7(a)
Interim Period	6.2(a)
Letter of Transmittal	1.10(b)
Lock-Up Agreement	1.10(c)
Lost Certificate Affidavit	1.10(e)
Mergers	Recitals
Merger Consideration	1.7(a)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Objection Statement	1.12(a)
OFAC	4.18(c)
Option Cancellation Agreement	1.10(c)
Outside Date	9.1(b)
Parent	Preamble
Parent Advised Parties	11.15(b)
Parent Cash	1.7(b)
Parent D&O Tail Insurance	6.16(d)
Parent Deal Communications	11.15(d)
Parent Directors	6.17(a)
Parent Disclosure Schedules	Article IV
Parent Financials	4.6(b)
Parent Material Contract	4.13(a)
Parent Recommendation	4.2(b)

Term	Section
Parent Representative	1.12(a)
Parent Stockholder Approval Matters	6.10(a)
Party(ies)	Preamble
Permitted Agreement Payment Amount	2.1(b)
Permitted Cash Payment	2.1(b)
Permitted Leverage Payment Amount Payment	2.1(b)
PIPE Agreement	4.20
PIPE Investment	Recitals
PIPE Investors	4.20
Post-Closing Parent Board	6.17(a)
Prior Company Counsel	11.15(a)
Prior Parent Counsel	11.15(a)
Privileged Company Deal Communications	11.15(c)
Privileged Parent Deal Communications	11.15(d)
Proxy Statement	6.10(a)
Public Certifications	4.6(a)
Public Distributions	10.1
Public Stockholders	10.1
Redemption	6.10(a)
Registration Statement	6.10(a)
Regular Earnout Payment	2.1(a)
Related Person	5.20
Released Claims	10.1
Required Company Stockholder Approval	8.1(b)
Required Parent Stockholder Approval	8.1(a)
Resolution Period	11.4
SEC Reports	4.6(a)
Second Effective Time	1.2
Second Merger	Recitals
Seller Representative	Preamble
Special Meeting	6.10(a)
Signing Filing	6.13(b)
Signing Press Release	6.13(b)
Specified Courts	11.5
Sponsor Earnout Letter and Amendment to Escrow Agreement	2.3(a)
Sponsor Earnout Shares	2.3(a)
Sponsor Loans	6.18
Stock Consideration	1.7(b)
Surviving Corporation	1.1(a)
Surviving Entity	1.1(b)
Termination Fee	9.4(a)

Term	Section
Top Customers	5.24
Top Suppliers	5.24
Total Consideration	1.7(a)

Term	Section
Transmittal Documents	1.10(c)
Voting Agreements	Recitals

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Parent: FORUM MERGER CORPORATION

By:	/s/ David Boris
Name:	David Boris
Title:	Co-Chief Executive Officer

Merger Sub I: FMC MERGER SUBSIDIARY CORP.

By:	/s/ David Boris
Name:	David Boris
Title:	Co-Chief Executive Officer

Merger Sub II: FMC MERGER SUBSIDIARY LLC

By:	/s/ David Boris
Name:	David Boris
Title:	Co-Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Seller Representative: CLEARLAKE CAPITAL MANAGEMENT III, L.P., solely in its capacity as the Seller Representative hereunder

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Managing Partner

The Company: C1 INVESTMENT CORP.

By:	/s/ John A. McKenna
Name:	John A. McKenna, Jr.
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit A

Form of Voting Agreement

FINAL FORM

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made as of November 30, 2017, by and among (i) Forum Merger Corporation, a Delaware corporation (including any successor entity thereto, “Parent”), (ii) C1 Investment Corp., a Delaware corporation (the “Company”), and (iii) Clearlake Capital Partners III (Master), L.P., a Delaware limited partnership (“Holder”), solely in Holder’s capacity as a Company Stockholder (and not in any other capacity). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, on or about the date hereof, Parent, the Company, FMC Merger Subsidiary Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub I”), FMC Merger Subsidiary Corp., a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub II”, and together with Merger Sub I, the “Merger Subs”) and the other parties named therein, have entered into that certain Merger Agreement (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which (i) Merger Sub I will merge with and into the Company, with the Company continuing as the surviving corporation (the “First Merger”) and (ii) as part of the same overall transaction as the First Merger, the surviving corporation of the First Merger will merge with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Mergers”), and as a result of which, among other matters, all of the issued and outstanding capital stock of the Company as of the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right to receive the Total Consideration as set forth in the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL;

WHEREAS, the Board of Directors of the Company has (i) approved and declared advisable the Merger Agreement, the Ancillary Documents (including this Agreement), the Mergers and the other transactions contemplated by any such documents (collectively, the “Transactions”), (ii) determined that the Transactions are fair to and in the best interests of the Company and its shareholders (the “Company Stockholders”) and (iii) recommended the approval and the adoption by each of the Company Stockholders of the Merger Agreement, the Ancillary Documents (including this Agreement), the Mergers and the other Transactions; and

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, and as an inducement and in consideration therefor, and in view of the valuable consideration to be received by Holder thereunder, and the expenses and efforts to be undertaken by Parent and the Company to consummate the Transactions, Parent, the Company and Holder desire to enter into this Agreement in order for Holder to provide certain assurances to Parent regarding the manner in which Holder is bound hereunder to vote any shares of capital stock of the Company which Holder beneficially owns, holds or otherwise has voting power (the “Shares”) during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms (the “Voting Period”) with respect to the Merger Agreement, the Mergers, the Ancillary Documents and the Transactions.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Covenant to Vote in Favor of Transactions. Holder agrees, with respect to all of the Shares (unless this Agreement shall have been terminated in accordance with Section 4(a)):

(a) during the Voting Period, at each meeting of the Company Stockholders or any class or series thereof, and in each written consent or resolutions of any of the Company Stockholders in which Holder is entitled to vote or consent, Holder hereby unconditionally and irrevocably agrees to be present for such meeting and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Shares (i) in favor of, and adopt, the Mergers, the Merger Agreement, the Ancillary Documents,

any amendments to the Company’s Organizational Documents contemplated by the Merger Agreement, and all of the other Transactions (and any actions required in furtherance thereof), (ii) in favor of the other matters set forth in the Merger Agreement, and (iii) to vote the Shares in opposition to: (A) any Acquisition Proposal and any and all other proposals (x) for the acquisition of the Company, (y) that could reasonably be expected to significantly delay or significantly impair the ability of the Company to consummate the Mergers, the Merger Agreement or any of the Transactions, or (z) which are in competition with or materially inconsistent with the Merger Agreement or the Ancillary Documents; (B) other than as contemplated by the Merger Agreement, any material change in (x) the present capitalization of the Company or any amendment of the Company’s Organizational Documents or (y) the Company’s corporate structure or business; or (C) any other action or proposal involving the Company or any of its Subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the Transactions or would reasonably be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled;

(b) (i) to execute and deliver to the Company a Letter of Transmittal (in substantially the form attached as an exhibit to the Merger Agreement), (ii) to deliver Holder’s Company Certificate(s) (or a Lost Certificate Affidavit in lieu of the Company Certificate(s)) representing the Shares, duly endorsed for transfer, to the Company, and (iii) to execute and deliver the Lock-Up Agreement and the Registration Rights Agreement (in each case in substantially the form attached to the Merger Agreement);

(c) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares owned by Holder or his/her/its Affiliates in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by Company and Parent in connection with the Merger Agreement, the Ancillary Documents and any of the Transactions;

(d) except as contemplated by the Merger Agreement or the Ancillary Documents, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of the Company capital stock in connection with any vote or other action with respect to the Transactions, other than to recommend that stockholders of the Company vote in favor of adoption of the Merger Agreement and the Transactions and any other proposal the approval of which is a condition to the obligations of the parties under the Merger Agreement (and any actions required in furtherance thereof and otherwise as expressly provided by Section 1 of this Agreement); and

(e) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to the First Merger, the Merger Agreement, the Ancillary Documents and any of the Transactions, including pursuant to the DGCL.

2. Other Covenants.

(a) No Transfers. Unless this Agreement shall have been terminated in accordance with Section 4(a) of this Agreement, Holder agrees that during the Voting Period it shall not, and shall cause its Affiliates not to, without Company’s prior written consent, (A) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Shares; (B) grant any proxies or powers of attorney with respect to any or all of the Shares; (C) permit to exist any material lien (other than those imposed by this Agreement, applicable securities Laws or the Company’s Organizational Documents, as in effect on the date hereof) with respect to any or all of the Shares; or (D) take any action that would have the effect of materially preventing, impeding, interfering with or adversely affecting Holder’s ability to perform its obligations under this Agreement. The Company hereby agrees that it shall not permit any Transfer of the Shares in violation of this Agreement. Holder agrees with, and covenants to, Company that Holder shall not request that the Company register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Shares during the term of this Agreement without the prior written consent of Company, and the Company hereby agrees that it shall not effect any such Transfer.

(b) Changes to Shares. In the event of a stock dividend or distribution, or any change in the shares of capital stock of the Company by reason of any stock dividend or distribution, stock split, recapitalization, combination, conversion, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction. Unless this Agreement shall have been terminated in accordance with Section 4(a) of this Agreement, Holder agrees during the Voting Period to notify Parent promptly in writing of the number and type of any additional Shares acquired by Holder, if any, after the date hereof.

(c) Registration Statement. Unless this Agreement shall have been terminated in accordance with Section 4(a) of this Agreement, during the Voting Period, Holder agrees to provide to Parent and its Representatives any information regarding Holder or the Shares that is reasonably requested by Company or its Representatives for inclusion in the Registration Statement.

(d) Publicity. Unless this Agreement shall have been terminated in accordance with Section 4(a) of this Agreement, Holder shall not issue any press release or otherwise make any public statements with respect to the Transactions or the transactions contemplated herein without the prior written approval of the Company and Parent. Holder hereby authorizes the Company and Parent to publish and disclose in any announcement or disclosure required by the SEC, Nasdaq or the Registration Statement (including all documents and schedules filed with the SEC in connection with the foregoing), Holder’s identity and ownership of the Shares and the nature of Holder’s commitments and agreements under this Agreement, the Merger Agreement and any other Ancillary Documents; provided, that Parent shall provide Holder of written notice at least three (3) days prior to any such publishing or disclosure.

3. Representations and Warranties of Holder. Holder hereby represents and warrants to Company as follows:

(a) Binding Agreement. Holder (i) is a limited partnership duly organized and validly existing under the laws of the jurisdiction of its organization and (ii) has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby by Holder has been duly authorized by all necessary partnership action on the part of Holder, as applicable. This Agreement, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Holder, enforceable against Holder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). Holder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Holder.

(b) Ownership of Shares. As of the date hereof, Holder has record or beneficial ownership over the type and number of the Shares set forth under Holder’s name on the signature page hereto, is the lawful owner of such Shares, has the sole power to vote or cause to be voted such Shares, and has good and valid title to such Shares, free and clear of any and all pledges, mortgages, encumbrances, charges, proxies, voting agreements, liens, adverse claims, options, security interests and demands of any nature or kind whatsoever, in each case, in all material respects, other than those imposed by this Agreement, applicable securities Laws or the Company’s Organizational Documents, as in effect on the date hereof. Except for the Shares and other securities of the Company set forth under Holder’s name on the signature page hereto, as of the date of this Agreement, Holder is not a beneficial owner or record holder of any: (i) equity securities of the Company, (ii) securities of the Company having the right to vote on any matters on which the holders of equity securities of the Company may vote or which are convertible into or exchangeable for, at any time, equity securities of the Company or (iii) options, warrants or other rights to acquire from the Company any equity securities or securities convertible into or exchangeable for equity securities of the Company.

(c) No Conflicts. No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by Holder, the performance of its obligations hereunder or the consummation by it of the transactions contemplated hereby. None of the execution and delivery of this Agreement by Holder, the performance of its obligations hereunder or the consummation by it of the transactions contemplated hereby shall (i) conflict with or result in any breach of the certificate of formation, limited partnership agreement or other comparable organizational documents of Holder, if applicable, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any Contract to which Holder is a party or by which Holder or any of the Shares may be bound, or (iii) violate any applicable Law or Order, except for any of the foregoing in clauses (i) through (iii) as would not reasonably be expected to impair Holder’s ability to perform its obligations under this Agreement in any material respect.

(d) No Inconsistent Agreements. Holder hereby covenants and agrees that, except for this Agreement, Holder (i) has not entered into, nor will enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares inconsistent with Holder’s obligations pursuant to this Agreement, (ii) has not granted, nor will grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Shares and (iii) has not entered into any agreement or knowingly taken any action (nor will enter into any agreement or knowingly take any action) that would make any representation or warranty of Holder contained herein untrue or incorrect in any material respect or have the effect of preventing Holder from performing any of its material obligations under this Agreement.

4. Miscellaneous.

(a) Termination. Notwithstanding anything to the contrary contained herein, this Agreement shall automatically terminate, and none of Parent, the Company or Holder shall have any rights or obligations hereunder, upon the earliest to occur of (i) the mutual written consent of Parent, the Company and Holder, (ii) the Effective Time (following the performance of the obligations of the parties hereunder required to be performed at or prior to the Effective Time), (iii) the date of termination of the Merger Agreement in accordance with its terms and (iv) the date of any material modification, waiver or amendment of the Merger Agreement which is not approved in writing by Holder that affects materially and adversely the consideration payable to Holder pursuant to the Merger Agreement as in effect on the date hereof. The termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against another party hereto or relieve such party from liability for such party’s breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of this Section 4(a) shall survive the termination of this Agreement.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be assigned, transferred or delegated by Holder at any time without the prior written consent of Parent and the Company, and any purported assignment, transfer or delegation without such consent shall be null and void ab initio. Each of the Company and Parent may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d) Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate courts thereof) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth or referred to in Section 4(g). Nothing in this Section 4(d) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4(e).

(f) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g) Capacity as a Company Stockholder: Holder signs this Agreement solely in Holder’s capacity as a stockholder of the Company, and not in Holder’s capacity as a director, officer or employee of any Target Company or in Holder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

(h) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Parent, to: Forum Merger Corporation c/o Forum Investors I, LLC 135 East 57th Street, 8th Floor New York, New York Attn: David Boris Telephone No.: (212) 739-7860 Email: david@forummerger.com

With a copy to (which shall not constitute notice):

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

Attn: Douglas Ellenoff, Esq.
         Tamar Donikyan, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

Email: ellenoff@egsllp.com
            tdonikyan@egsllp.com

If to the Company, to: C1 Investment Corp. 3344 Highway 149	With a copy to (which shall not constitute notice): Cooley LLP 3175 Hanover Street

Eagan, MN 55121 Attn: John McKenna, Chief Executive Officer

Palo Alto, CA 94304-1130

Attn: Mehdi Khodadad, Esq.

Attn: John T. McKenna, Esq.

Facsimile No.: (650) 849-7400

Telephone No.: (650) 843-5000

Email: mkhodadad@cooley.com
           jmckenna@cooley.com

and

Hogan Lovells US LLP

4085 Campbell Avenue

Suite 100

Menlo Park, CA 94025

Attn: Mark L. Heimlich
Attn: Alexander B. Johnson
Attn: John H. Booher

Facsimile No.: (650) 463-4199

Telephone No.: (650) 463-4000

If to Holder, to: the address set forth under Holder’s name on the signature page hereto, with a copy (which will not constitute notice) to, if not the party sending the notice, each of the Company and Parent (and each of their copies for notices hereunder).

(i) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of Parent, the Company and Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(j) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(k) Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and Parent will have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, Parent shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(l) Expenses. Each party shall be responsible for its fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.

(m) No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship among Holder, the Company and Parent, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other Company shareholders entering into voting agreements with the Company or Parent. Holder is not affiliated with any other holder of securities of the Company entering into a voting agreement with the Company or Parent in connection with the Merger Agreement and has acted independently regarding its decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares.

(n) Further Assurances. From time to time, at another party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(o) Entire Agreement. This Agreement (together with the Merger Agreement to the extent referred to herein) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Parent or any of the obligations of Holder under any other agreement between Holder and Parent or any certificate or instrument executed by Holder in favor of Parent, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Parent or any of the obligations of Holder under this Agreement.

(p) Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile or electronic signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

Parent: FORUM MERGER CORPORATION

By:
Name:
Title:

{Signature Page to Voting Agreement}

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

The Company: C1 INVESTMENT CORP.

By:
Name:	John A. McKenna, Jr.
Title:	Chief Executive Officer

{Signature Page to Voting Agreement}

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

Holder: CLEARLAKE CAPITAL PARTNERS III (MASTER), L.P.

By:	Clearlake Capital Partners III, GP, L.P.
Its:	General Partner
By:	Clearlake Capital Partners, LLC
Its:	General Partner

By:
Name:	Behdad Eghbali
Title:	Co-President

Number and Type of Shares:

85,675,000 shares of Company Class A Common Stock

                 shares of Company Class B Common Stock

Address for Notice:

Address: 233 Wilshire Blvd., Suite 800

Santa Monica, CA 90401

{Signature Page to Voting Agreement}

Exhibit B

Form of Letter of Transmittal

FINAL FORM

INSTRUCTIONS FOR LETTER OF TRANSMITTAL

FOR STOCKHOLDERS AND OPTIONHOLDERS

OF C1 INVESTMENT CORP.

1.	Delivery of Letter of Transmittal, Exhibits and Certificates. The Letter of Transmittal, together with the exhibits attached thereto, properly completed and duly executed, together with the certificate(s) for the securities described, should be delivered to the C1 Investment Corp., a Delaware corporation (the “Company”), at the address below in the envelope enclosed for your convenience. If the space provided on the Letter of Transmittal is inadequate, the applicable information should be listed on a separate schedule to be attached thereto.

THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER, BUT IF SENT BY MAIL, IT IS RECOMMENDED THAT THEY BE SENT BY REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. DELIVERY OF THE DOCUMENTS WILL BE EFFECTIVE, AND RISK OF LOSS AND TITLE WITH RESPECT THERETO SHALL PASS, ONLY WHEN THE MATERIALS ARE ACTUALLY RECEIVED BY THE COMPANY AT THE ADDRESS BELOW.

2.	Signatures.

a.	If the Letter of Transmittal is signed by the registered owner(s) of the share certificate(s) listed and surrendered thereby, no endorsements of certificates or separate stock powers are required. If the Letter of Transmittal is signed by the original recipient of the options to purchase shares of the Company’s common stock (“Company Options”) to be surrendered, no evidence of transfer is required If the certificate(s) or Company Options surrendered is (are) owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

b.	If, with respect to any surrendered certificate(s), the Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed or its duly authorized representative (as confirmed by proper evidence satisfactory to the Company and to Forum Merger Corporation, a Delaware corporation (the “Parent”)), such certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificate(s).

c.	If, with respect to any Company Options, the Letter of Transmittal is signed by a person other than the person to whom such Company Options were issued or its duly authorized representative (as confirmed by proper evidence satisfactory to the Company and the Parent), such Company Options must be accompanied by appropriate evidence of transfer, signed exactly as the name or names of the person indicated in such Company Options, as well as evidence that such transfer was permitted in accordance with the Company’s equity plan under which the Company Options were issued and the related Company Option grant documents.

d.	If the Letter of Transmittal or any certificate, stock power, Option Cancellation Agreement or other exhibit to the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorney-in-fact, officers of corporations or other entities or others, acting in a fiduciary or representative capacity, such persons should so indicate when signing and proper evidence, satisfactory to the Company and the Parent, of their authority to do so must be submitted.

3.	Special Payment and Delivery Instructions. Indicate on the Letter of Transmittal all names and addresses to which consideration for the securities is to be issued and the amounts thereto, if different from the name and address of the person(s) signing the Letter of Transmittal.

4.	Form W-8/W-9. If you are a U.S. person, please enter your social security or employer identification number, and complete, sign and date the attached Form W-9. If you are a non-U.S. person, you must provide a properly completed and executed Internal Revenue Service Form W-8BEN or other Form W-8, which you can obtain from the Company by contacting the designated person below.

5.	Additional Copies. Additional copies of the Letter of Transmittal may be obtained from the Company at the address listed below.

6.	Lost, Stolen or Destroyed Certificates. If any share certificates have been lost, stolen or destroyed, please so indicate on the front of the Letter of Transmittal, and additional paperwork will be sent to you to replace the lost, stolen or destroyed certificates.

All questions as to the validity, form and eligibility of any surrender of certificates or Company Options will be determined by the Company and the Parent, and such determination shall be final and binding on each holder of the Company’s capital stock or Company Options (each, a “Holder”). The Company and the Parent reserve the right to together waive any irregularities or defects in the surrender of any certificates or Company Options. A surrender will not be deemed to have been made until all irregularities have been cured or waived. Neither the Company nor the Parent is under any obligation to waive or to provide any notification of any irregularities or defects in the surrender of any certificates or Company Options, nor shall the Company or the Parent be liable for any failure to give such notification.

All documentation and requests should be sent to the Company at the following address:

C1 Investment Corp.

3344 Highway 149

Eagan, MN 55121

Attn: Jeff Nachbor, Chief Financial Officer

Email: JNachbor@convergeone.com

Method of delivery of the certificate(s) is at the option and risk of the Holder. See Instruction 1.

All Holders, please mail or deliver each of the following:

☐	An original of this Letter of Transmittal, duly executed by Holder

☐	An original of the Lock-Up Agreement, duly executed by Holder, the form of which is attached as Exhibit A

☐	A completed and executed IRS Form W-9 or Form W-8BEN (or Other Form W-8), as applicable, the form of which is attached as Exhibit B.

If you are a holder of shares of the Company’s Class A Common Stock, please also mail the following:

☐	An original of the Amended and Restated Registration Rights Agreement, duly executed such Holder, the form of which is attached as Exhibit C

If you are a holder of Company shares, please also mail the following:

☐	The certificate(s) representing your Company shares

☐	If required, as described in the instructions, an original stock power, duly executed by Holder, the form of which is attached as Exhibit D

If you are a holder of Company Options, please also mail the following:

☐	An original of an Option Cancellation Agreement, duly executed by Holder, the form of which is attached as Exhibit E

Please return all documents to the Company using the address set forth in the instructions.

LETTER OF TRANSMITTAL

To Exchange Securities of C1 Investment Corp.

Pursuant to the Merger of C1 Investment Corp. and Forum Merger Subsidiary Corp.

This letter of transmittal (this “Letter of Transmittal”) is being furnished in connection with the merger of Forum Merger Subsidiary Corp., a Delaware corporation (“Merger Sub I”) and a wholly-owned subsidiary of Forum Merger Corporation, a Delaware corporation (the “Parent”), with and into C1 Investment Corp., a Delaware corporation (the “Company”), pursuant to the Agreement and Plan of Merger, dated as of November 30, 2017 (as amended, the “Merger Agreement”), by and among (i) the Parent, (ii) Merger Sub I, (iii) Forum Merger Subsidiary LLC, a Delaware limited liability company (“Merger Sub II”) and a wholly-owned subsidiary of Parent, (iv) Clearlake Capital Management III, L.P., a Delaware limited partnership, in the capacity thereunder as the Seller Representative (the “Seller Representative”), and (v) the Company.

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, among other matters, Merger Sub I will merge with and into the Company with the Company surviving the Merger as a wholly-owned subsidiary of the Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding (a) share of capital stock of the Company (other than shares in respect of which dissenters or appraisal rights have been properly exercised and perfected under Delaware law and shares held in treasury) (each, a “Company Share”) will be cancelled and cease to exist in exchange for the right to receive shares of Class A Common Stock of the Parent (including without limitation, shares that may be issued after the consummation of Merger under Sections 1.7(e) or 1.12 of the Merger Agreement, or as part of Earnout Payments under Article II of the Merger Agreement, the “Merger Consideration Shares”) and cash in an amount as set forth in the Merger Agreement, and (b) option to acquire shares of common stock of the Company (each, a “Company Option”), if unvested, will be accelerated and become vested (subject to the terms and conditions of the Merger Agreement), and each Company Option (whether vested or unvested) shall be terminated in exchange for the right to receive a portion of the Merger Consideration Shares and cash in such amounts as set forth in the Merger agreement. Any capitalized term used but not defined in this Letter of Transmittal will have the meaning ascribed to such term in the Merger Agreement.

The undersigned holder (“Holder”) of Company Shares and/or Company Options understands that this Letter of Transmittal is being provided to both the Company and the Parent in connection with, and as a condition to the consummation of the Merger, and that the Company and the Parent are consummating the Merger and the other transactions contemplated by the Merger Agreement in reliance upon the representations, warranties, covenants and agreements of Holder set forth in this Letter of Transmittal.

IN ADDITION, HOLDER HAS READ, UNDERSTANDS AND AGREES TO ALL OF THE TERMS AND CONDITIONS SET FORTH IN THE MERGER AGREEMENT, THE ANCILLARY DOCUMENTS TO WHICH THE HOLDER IS BOUND, THE MATERIALS ACCOMPANYING THIS LETTER OF TRANSMITTAL AND THE ACCOMPANYING INSTRUCTIONS BEFORE COMPLETING ANY OF THE INFORMATION BELOW.

Please read carefully this entire Letter of Transmittal and the accompanying instructions before completing any of the boxes below.

1. Representations and Warranties of Holder. Holder hereby represents, warrants and covenants to the Company and the Parent as follows as of the date of this Letter of Transmittal and as of the Effective Time:

(a) Ownership of Securities. All of the Company Shares and Company Options owned by Holder, including without limitation the number, type, class and series thereof, are set forth and accurately described in Schedule 1 below (the “Holder Company Securities”). Holder has beneficial ownership over, is the lawful owner of, and has good and valid title to, the Holder Company Securities, free and clear of any and all pledges, mortgages, encumbrances, charges, proxies, voting agreements, liens, adverse claims, options, security interests and demands of any nature or kind whatsoever (other than those imposed by applicable securities laws, the

Company’s organizational documents and stockholders’ agreement, each as in effect on the date hereof, with respect to Company Options, the Company equity plan under which they were issued and any related grant agreements, or any applicable Voting Agreement entered into by Holder with the Company and the Parent in connection with the Merger Agreement). There are no claims for finder’s fees or brokerage commission or other like payments in connection with the Merger Agreement or the transactions contemplated thereby payable by Holder pursuant to arrangements made by such Holder. Except for the Holder Company Securities set forth on Schedule 1 and any Company Options, Holder is not a beneficial owner or record holder of any: (i) equity securities of the Company, (ii) securities of the Company having the right to vote on any matters on which the holders of equity securities of the Company may vote, or (iii) options, warrants or other rights to acquire from the Company any equity securities or securities convertible into or exchangeable for equity securities of the Company.

(b) Binding Agreement. Holder (i) if a natural person, is of legal age to execute this Letter of Transmittal and each of the Exhibits hereto, including without limitation the Lock-Up Agreement, the Amended and Restated Registration Rights Agreement (if applicable), the Option Cancellation Agreement (if applicable), and any other document required by this Letter of Transmittal (collectively with the Letter of Transmittal, the “Transmittal Documents”), and is legally competent to do so and (ii) if not a natural person, is (A) a corporation or other entity duly organized and validly existing under the laws of the jurisdiction of its organization and (B) has all necessary power and authority to execute and deliver the Transmittal Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. If Holder is not a natural person, the execution and delivery of the Transmittal Documents, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby by Holder has been duly authorized by all necessary corporate or similar action on the part of Holder. This Letter of Transmittal and each other Transmittal Document, assuming due authorization, execution and delivery hereof by the other parties hereto and thereto, constitutes a legal, valid and binding obligation of Holder, enforceable against Holder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

(c) No Conflicts. No filing with, or notification to, any governmental authority, and no consent, approval, authorization or permit of any other person or entity is necessary for the execution of this Letter of Transmittal or any other Transmittal Document by Holder, the performance of its obligations hereunder or thereunder or the consummation by it of the transactions contemplated hereby or thereby. None of the execution and delivery of this Letter of Transmittal or any other Transmittal Document by Holder, the performance of its obligations hereunder or thereunder or the consummation by it of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach of the organizational documents of Holder, if applicable, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any contract or obligation to which Holder is a party or by which Holder or any of the Company Shares or Company Options or its other assets may be bound, or (iii) to the actual knowledge of Holder, violate any applicable law or order, except for any of the foregoing in clauses (i) through (iii) as would not reasonably be expected to impair in any material respect Holder’s ability to perform its obligations under this Letter of Transmittal or the other Transmittal Documents.

2. Disposition of Company Shares. Pursuant to the Merger Agreement, Holder hereby surrenders, cancels and terminates Holder’s Company Shares and Company Options, if any, in exchange for Holder’s Pro Rata Share of the Total Consideration, subject to the terms and conditions of the Merger Agreement. Holder hereby authorizes and instructs the Parent to make entries in its books and records to record and give effect to the issue and allotment of the portion of Total Consideration due to Holder as a result of the Merger, if any, in the name of and deliver to the address indicated below (unless otherwise instructed in Schedule 1 hereto).

3. Appointment of Seller Representative to Act on Holder’s Behalf. By the execution and delivery of this Letter of Transmittal, Holder on behalf of itself and its successors and assigns, hereby agrees to the provisions of Section 11.14 of the Merger Agreement and irrevocably constitutes and appoints Clearlake Capital Management III, L.P. in the capacity as the Seller Representative as set forth in the Merger Agreement, as the true and lawful agent and attorney-in-fact of Holder with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of Holder to the extent set forth in Section 11.14 of the Merger Agreement.

4. Post-Closing Adjustment. Holder acknowledges, covenants and agrees that pursuant to Section 1.12 of the Merger Agreement, Holder may be required after the Closing to return a number of Parent Common Shares issued as part of the Merger Consideration at the Closing to the Parent. Holder hereby agrees to comply with its obligations under Section 1.12 of the Merger Agreement to deliver Parent Common Shares to the Parent to the extent that Holder, as a Company Securityholder, is required to make such delivery thereunder.

5. Accelerated Options. Holder, if a holder of a Company Option that is an Accelerated Option, acknowledges, covenants and agrees that pursuant to and in accordance with Section 1.8(d)(ii) of the Merger Agreement, in order for Holder to receive an installment of its Pro Rata Share of the Earnout Payments associated with such Holder’s Accelerated Option, Holder must be an employee of Parent or the Surviving Entity or their respective Subsidiaries at the time such installment is paid or issued, and if not so employed, Holder shall have no rights to such Earnout Payment with respect to any of Holder’s Accelerated Options.

6. Release of Claims. In consideration of the receipt of its Pro Rata Share of the Total Consideration, Holder, intending to be legally bound, effective as of the Effective Time hereby releases and discharges the Company and its affiliates and their respective directors, officers, employees, agents, representatives, successors and assigns (collectively, “Releasees”) fully, finally and forever, from all and any manner of claims, actions, rights, causes of actions, suits, obligations, liabilities, debts, due sums of money, agreements, promises, damages, judgments, executions, accounts, expenses, costs, attorneys’ fees and demands whatsoever, whether in law, contract or equity, whether known or unknown, matured or unmatured, foreseen or unforeseen, arising out of events existing or occurring contemporaneously with or prior to the Effective Time, in each case, in Holder’s capacity as a shareholder or option holder of the Company (or its predecessors) or otherwise relating to Holder’s acquisition, ownership, control or sale of Company Shares or Company Options; provided, that nothing contained herein shall operate to release any liabilities of a Releasee based upon, arising out of or relating to, without duplication, this Letter of Transmittal and each of the Exhibits hereto, including the Lock-Up Agreement, the Amended and Restated Registration Rights Agreement, if applicable, and the Option Cancellation Agreement, if applicable, and any other document required by this Letter of Transmittal, the Merger Agreement or any of the Ancillary Documents. This release may not be altered except in a writing signed by the person or entity against whose interest such change shall operate. This release shall be governed by and construed under the laws of the State of New York, without regard to principals of conflicts of law.

7. Confidentiality. Holder hereby agrees for a period of two (2) years from and after the date hereof to, and to cause its affiliates and the managers, directors, officers, employees, agents or advisors of Holder or its affiliates (“Holder’s Representatives”) to: (i) treat and hold in strict confidence any Company Confidential Information (as defined in the Merger Agreement), and not use for any purpose (except in connection with the consummation of the transactions contemplated by this Letter of Transmittal, the Merger Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s and the Parent’s prior written consent (except for (A) for disclosures to Holder’s Representatives, in each case with a bona fide need to know, provided that such persons and entities have agreed to the confidentiality restrictions contained herein or (B) if such Company Confidential Information has otherwise been made public other than as a result of a breach by Holder of its confidentiality obligations under this Letter of Transmittal (including its obligations with respect to Holder’s Representatives) or pursuant to a separate confidentiality obligation to the Company or Parent); and (ii) in the event that Holder or any of Holder’s Representatives becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company and the Parent with prompt written notice of such requirement so that the Company and the Parent may seek a protective order or other remedy or waive compliance with this Section 7 and (B) in the event that such protective order or other remedy is not obtained, or the Company and the Parent waive compliance with this this Section 7, furnish only that portion of such

Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. Notwithstanding the foregoing, in the event that Holder is already subject to confidentiality obligations to the Company which are in effect as of the Closing Date which provide that such confidentiality obligations are the sole confidentiality provisions with respect to the Company applicable to Holder, then those confidentiality obligations will apply to Holder in lieu of the provisions of this Section 7.

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS}

IMPORTANT—HOLDERS SIGN HERE

(Must be signed by registered Holder(s) exactly as name(s) appear(s) on share certificate(s), Company Options and/or on a security position listing or by person(s) authorized to become registered holder(s) as evidenced by certificates and documents transmitted herewith. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please set forth full title and see Instruction 2.)

Method of delivery of the certificate(s) is at the option and risk of the Holder. See Instruction 1.

Signature (s):

Print Name:

Title (if signing on behalf of an entity Holder):

Mailing Address:

Area Code and Telephone Number:

Email Address:

Dated:                      , 2018

Schedule 1

Holder Company Securities

Names(s) and Address(es) of Registered Owner(s) (Please fill in, if blank, exactly as name(s) appear(s) on the records of the Company)	Company Shares (Attach additional list if necessary)
	Company Certificate Number(s)	Number and Class of Company Shares
Names(s) and Address(es) of Company Option Holder(s) (Please fill in, if blank, exactly as name(s) appear(s) on warrant documentation)	Company Options (Attach additional list if necessary)
	Company Options Number(s)	Number and Class of Shares Purchasable under Company Options

☐	If any certificate(s) representing Company Shares that you own or Company Options representing your right to purchase Company Shares have been lost or destroyed, check this box and see Instruction 6. Please fill out the remainder of this Letter of Transmittal and:

1.	Indicate here the number and class of Company Shares represented by the lost or destroyed certificates:

(number and class of Company Shares);

2.	Indicate here the number and class of Company Shares purchasable pursuant to the lost or destroyed Company Options

(number and class of Company Shares underlying Company Options)

Schedule 2

Special Issuance and Delivery Instructions

SPECIAL ISSUANCE INSTRUCTIONS

(See Instructions 2 and 3)

To be completed ONLY if the Pro Rata Share of Total Consideration are to be issued in the name of someone other than the undersigned Holder.

Holder Company Securities to which the Special Issuance Instruction applies (must match at least one of the Holder Company Securities listed on Schedule 1):

Issue to:

Name:

(Please Print)

Address:

(Include Zip Code)

(Tax Identification or Social Security No.)

If the above space is inadequate, please note that fact above and continue on a separate attachment

SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 2 and 3)

To be completed ONLY if the physical copies of the new certificates for the Pro Rata Share of Total Consideration are to be delivered to someone other than the undersigned or to the undersigned at an address other than that shown above.

Holder Company Securities to which the Special Delivery Instruction applies (must match at least one of the Holder Company Securities listed on Schedule 1)::

Deliver to:

Name:

(Please Print)

Address:

(Include Zip Code)

If the above space is inadequate, please note that fact above and continue on a separate attachment

Exhibit A

Form of Lock-Up Agreement

TO BE COMPLETED BY ALL HOLDERS

[Complete attached Form Lock-Up Agreement]

Exhibit B-1

IRS Form W-9

TO BE COMPLETED BY ALL U.S. HOLDERS

(See Instruction 4)

[Complete attached Form W-9]

Exhibit B-2

Form W-8BEN

TO BE COMPLETED BY ALL NON-U.S. HOLDERS

(See Instruction 4)

[Complete attached Form W-8BEN]

Exhibit C

Form of Amended and Restated Registration Rights Agreement

TO BE COMPLETED BY HOLDERS OF THE COMPANY’S CLASS A COMMON STOCK

[Complete attached Form Amended and Restated Registration Rights Agreement]

Exhibit D

Form of Stock Power

TO BE COMPLETED BY HOLDERS OF COMPANY SHARES

WHERE THE LETTER OF TRANSMITTAL IS NOT SIGNED BY THE

REGISTERED OWNER OF THE STOCK CERTIFICATE(S)

(See Instruction 2)

[Complete attached Form Stock Power]

Exhibit E

Form of Option Cancellation Agreement

TO BE COMPLETED BY HOLDERS OF COMPANY OPTIONS

(See Instruction 2)

[Complete attached Form Option Cancellation Agreement]

Exhibit C

Form of Lock-Up Agreement

FINAL FORM

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [●] 2018 by and between (i) Forum Merger Corporation, a Delaware corporation (including any successor entity thereto, “Parent”) and (ii) the undersigned stockholder and/or optionholder (“Holder”) of the Company. Capitalized terms used but not otherwise defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement (defined below).

WHEREAS, on November 30, 2017, Parent, Forum Merger Subsidiary Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub I”), Forum Merger Subsidiary LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub II”), Clearlake Capital Management III, L.P., a Delaware limited partnership, in its capacity thereunder as the Seller Representative, and C1 Investment Corp., a Delaware corporation (including the Surviving Corporation, Surviving Entity or any other successor entity thereto, the “Company”) entered into that certain Agreement and Plan of Merger (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Merger Sub I will merge with and into the Company, with the Company continuing as the surviving corporation (the “First Merger”), and a result of which, among other matters, all of the issued and outstanding capital stock of the Company and Company Options immediately prior to the consummation of the First Merger (the “Closing”) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the Total Consideration, including the Parent Common Shares issued as Stock Consideration, Deferred Payment or Earnout Stock Payments;

WHEREAS, Holder, prior to giving effect to the Closing, is a holder of the capital stock of the Company and/or Company Options in such amount as set forth under Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the Merger Agreement, and in view of the valuable consideration to be received by Holder thereunder, the parties desire to enter into this Agreement, pursuant to which the Stock Consideration (including any shares issued by Parent after the Closing pursuant to Section 1.12 of the Merger Agreement), any Deferred Payment paid in Parent Common Shares under Section 1.7(e) of the Merger Agreement or Earnout Stock Payments to be issued to Holder (such Stock Consideration, Deferred Payment or Earnout Stock Payments, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Lock-Up Provisions.

(a) Holder hereby agrees not to, during the period commencing from the Closing and through the earlier of (x) the one hundred and eightieth (180) day anniversary of the date of the Closing and (y) the date after the Closing on which Parent consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Parent’s shareholders having the right to exchange their equity holdings in Parent for cash, securities or other property (“Change in Control Transaction”) (the “Lock-Up Period”): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited

Transfer”). The foregoing sentence shall not apply to the transfer of any or all of the Restricted Securities owned by Holder:

(A)	by a bona fide gift or charitable contribution;

(B)	by will or intestate succession upon the death of Holder;

(C)	to any Permitted Transferee;

(D)	pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union;

(E)	in connection with the disposition or transfer of Parent Common Shares to the Parent upon the “net” or “cashless” exercise of a stock option for Parent Common Shares; provided that the underlying Parent Common Shares issued to the undersigned upon such exercise shall continue to be subject to this Agreement;

(F)	in connection with the exercise solely with cash of a stock option for Parent Common Shares by the undersigned, and the receipt by the undersigned from the Parent of Parent Common Shares upon such exercise, provided that the underlying Parent Common Shares shall continue to be subject to the restrictions on transfer set forth in this Agreement;

(G)	to the Parent of Parent Common Shares in connection with the repurchase by the Parent from the undersigned of Parent Common Shares pursuant to a repurchase right arising upon the termination of the undersigned’s employment or service with the Company or the Parent; provided that such repurchase right is pursuant to contractual agreements with the Company or the Parent;

(H)	to a trading plan established pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Parent Common Shares; provided that such plan does not provide for the transfer of Parent Common Shares during the Lock-Up Period; or

(I)	with respect to voting rights pursuant to the execution and delivery of a support, voting or similar agreement in connection with a Change in Control Transaction that is approved by the Parent’s Board of Directors;

provided, however, that in any of cases (A), (B), (C) or (D), it shall be a condition to such transfer that the transferee executes and delivers to Parent an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement; and provided further, that in any of the of cases (A), (B) or (C) such transfer or distribution shall not involve a disposition for value.

As used in this Agreement, the term “Permitted Transferee” shall mean:

(i)	the members of Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings);

(ii)	any trust for the direct or indirect benefit of Holder or the immediate family of Holder;

(iii)	if Holder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust;

(iv)	as a distribution to the general partners, limited partners, shareholders, members of, or owners of similar equity interests in Holder; or

(v)	to any affiliate of Holder.

Holder further agrees to execute such agreements as may be reasonably requested by Parent that are consistent with the foregoing or that are necessary to give further effect thereto. Notwithstanding anything to the contrary contained herein, if during the Lock-Up Period the VWAP of Parent Common Shares for fifteen (15) consecutive Trading Days is at least $12.50 per share (subject to equitable adjustment by Parent in good faith for stock splits, stock dividends, reorganizations and similar transactions) for each such consecutive Trading Day, then commencing immediately on the next Trading Day thereafter, twenty-five percent (25%) of the Restricted Securities owned by Holder at such time will no longer be subject to the transfer restrictions set forth herein.

(b) If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and Parent shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Parent and may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and permitted transferees and assigns thereof) until the end of the Lock-Up Period.

(c) During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [●], 2018, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d) For the avoidance of any doubt, Holder shall retain all of its rights as a stockholder of Parent with respect to the Restricted Securities during the Lock-Up Period, including the right to vote any Restricted Securities that are entitled to vote.

2. Miscellaneous.

(a) Termination of Merger Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time. Parent may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d) Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate courts thereof) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 2(g). Nothing in this Section 2(d) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2(e).

(f) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Parent ConvergeOne, Inc. 3344 Highway 149 Eagan, MN 55121 Attn: Board of Directors

With a copy to (which shall not constitute notice):

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attn: Mehdi Khodadad, Esq.

         John T. McKenna, Esq.

Facsimile No.: (650) 849-7400

Telephone No.: (650) 843-5000

Email: mkhodadad@cooley.com

            jmckenna@cooley.com

and

Hogan Lovells US LLP

4085 Campbell Avenue, Suite 100

Menlo Park, CA 94025

Attn: Mark L. Heimlich

Attn: Alexander B. Johnson

Attn: John H. Booher

Facsimile No.: (650) 463-4199

Telephone No.: (650) 463-4000

and

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

Attn: Douglas Ellenoff, Esq.

          Tamar Donikyan, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

Email: ellenoff@egsllp.com

            tdonikyan@egsllp.com

If to the Holder, to: the address set forth under Holder’s name on the signature page hereto.

(h) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of Parent and Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(i) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(j) Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and Parent will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, Parent shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(k) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Documents. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Parent or any of the obligations of Holder under any other agreement between Holder and Parent or any certificate or instrument executed by Holder in favor of Parent, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Parent or any of the obligations of Holder under this Agreement.

(l) Parent Action. Notwithstanding anything to the contrary contained in this Agreement, all actions, determinations and authorizations on the part of the Parent under this Agreement shall be taken and authorized by a majority of the disinterested independent directors on Parent’s Board of Directors, and the Parent shall not be deemed to have taken any action, made any determination or provided any authorization under this Agreement that has not been authorized by a majority of the disinterested independent directors on Parent’s Board of Directors, including any amendment or waiver on behalf of the Parent under this Agreement.

(m) Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(n) Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Parent:

FORUM MERGER CORPORATION

By:
Name:
Title:

{Additional Signature on the Following Page}

{Signature Page to Lock-Up Agreement}

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder:

Name of Holder:	[ ]

By:
Name:
Title:

Number and Type of Shares of Company Stock:

                     shares of Company Class A Common Stock

                     shares of Company Class B Common Stock

Number of Company Options:

                     Company Options to purchase shares of Company Stock

Address for Notice:

Address:

Facsimile No.:
Telephone No.:
Email:

{Signature Page to Lock-Up Agreement}

Exhibit D

Form of Sponsor Earnout Letter and Amendment to Escrow Agreement

FINAL FORM

Forum Investors I, LLC

135 East 57th Street, 8th Floor,

New York, New York

November 30, 2017

Forum Merger Corporation c/o Forum Investors I, LLC 135 East 57th Street, 8th Floor New York, New York Attn: Chief Executive Officer	C1 Investment Corp. 3344 Highway 149 Eagan, MN 55121 Attn: John McKenna, Chief Executive Officer

Clearlake Capital Management III, L.P. 233 Wilshire Blvd., Suite 800 Santa Monica, CA 90401 Attn: Behdad Eghbali, Partner

Re: Sponsor Earnout Letter and Amendment to Escrow Agreement

Ladies and Gentlemen:

Reference is made to that certain: (i) Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, the “Merger Agreement”) by and among Forum Merger Corporation, a Delaware corporation (the “Parent”), FMC Merger Subsidiary Corp., a Delaware corporation and a wholly-owned subsidiary of Parent, FMC Merger Subsidiary LLC, a Delaware limited liability company, and a wholly-owned subsidiary of the Parent, Clearlake Capital Management III, L.P., a Delaware limited partnership, in the capacity thereunder as the Seller Representative (the “Seller Representative”), and C1 Investment Corp., a Delaware corporation (the “Company”); and (ii) Stock Escrow Agreement, dated as of April 6, 2017 (the “Escrow Agreement”), by and among Parent, Forum Investors I, LLC, a Delaware limited liability company (the “Sponsor”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Escrow Agent”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Merger Agreement.

In order to induce the Company to enter into the Merger Agreement, the Sponsor has agreed to enter into this letter agreement (this “Agreement”) relating to the 4,312,500 Parent Founder Shares initially purchased by Sponsor in a private placement prior to the IPO, which shares are currently held by Sponsor.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor and each of the undersigned parties hereby agrees as follows:

1.	The Sponsor hereby agrees, upon and subject to the Closing, to forfeit 1,078,125 of the Parent Founder Shares (the “Forfeited Shares”). In order to effectuate such forfeiture, upon the Closing, the Sponsor shall deliver the Forfeited Shares to Parent in certificated or book entry form (at the election of the Sponsor) for cancellation by Parent.

2.

The Sponsor hereby agrees that, upon and subject to the Closing, an additional 2,156,250 of the Parent Founder Shares (the “Sponsor Earnout Shares”) shall be subject to potential forfeiture in the event that Earnout Payments are not achieved by the Parent and its Subsidiaries, including the Surviving Corporation and Surviving Entity pursuant to Article II of the Merger Agreement, with such Sponsor Earnout Shares vesting pursuant to the terms of this Agreement. One-third (1/3rd) of the Sponsor Earnout Shares shall become fully vested and no longer subject to forfeiture upon each date of final determination pursuant to Section 2.2 of the Merger Agreement that (i) the 2018 Target has been achieved, (ii) the 2019 Target has been achieved, and (iii) the 2020 Target has been achieved, and, in each case, that the applicable Earnout

Payment has become payable as a result thereof (whether in the form of a Regular Earnout Payment, Catchup Earnout Payment or Accelerated Earnout Payment). In the event of a Change of Control, all Sponsor Earnout Shares shall immediately vest and no longer be subject to forfeiture upon such Change of Control. Any Sponsor Earnout Shares that have not vested pursuant to this Section 2 on or prior to the date that (i) all earned Earnout Payments have been made and (ii) it is finally determined that the Company Securityholders are not entitled to or eligible to receive any further Earnout Payments under the Merger Agreement, will be forfeited by the Sponsor after such date, and the Sponsor will deliver any such forfeited Sponsor Earnout Shares to the Parent in certificated or book entry form (at the election of the Sponsor) for cancellation by Parent.

3.	The Sponsor hereby agrees that it shall not sell, transfer, or otherwise dispose of, or hypothecate or otherwise grant any interest in or to, any of the Sponsor Earnout Shares, unless and until such shares have become vested in accordance with Section 2 above and are no longer subject to the Escrow Period (as used herein, as defined in the Escrow Agreement) in accordance with the Escrow Agreement as amended by Section 6 below. The share certificates representing the Sponsor Earnout Shares shall contain a legend relating to transfer restrictions imposed by this Agreement and the risk of forfeiture associated with the Sponsor Earnout Shares. Such legend shall be removed upon the request of Sponsor (with written notice to the Parent) following any such Sponsor Earnout Shares becoming vested and no longer subject to forfeiture.

4.	Until and unless the Sponsor Earnout Shares are forfeited, the Sponsor shall have full ownership rights to the Sponsor Earnout Shares, including the right to vote such shares. Notwithstanding the foregoing, dividends shall not accrue on the unvested Sponsor Earnout Shares, nor shall Sponsor have the right to receive dividends and distributions on the unvested Sponsor Earnout Shares, in each case, until and unless and to the extent that any such Sponsor Earnout Shares shall have become vested in accordance with Section 2.

5.	The Sponsor hereby agrees, on behalf of itself and its members and Affiliates, that effective upon and conditioned upon the Closing, it hereby waives (i) any rights that it has under Article Fourth, Section B(b)(ii) of the Parent’s amended and restated certificate of incorporation to the adjustment to the conversion ratio of the Parent Founder Shares in connection with the PIPE Investment or the Closing and (ii) any other preemptive or participation rights that the Sponsor and/or its members or Affiliates may have with respect to the PIPE Investment, including any rights under the Amended and Restated Limited Liability Company Agreement of the Sponsor.

6.	The parties hereby agree that, effective upon and conditioned upon the Closing, and subject to receipt of (i) the approval of Parent’s stockholders at the Special Meeting with respect to such amendment and (ii) the acknowledgement, approval and acceptance of such amendment by both the Escrow Agent and EBC, the Escrow Agreement is hereby amended so that with respect to the Escrow Shares (as defined in the Escrow Agreement), notwithstanding the provisions of the Escrow Agreement, including Section 3.2 thereof:

(a)	upon the Closing, the Forfeited Shares shall immediately be released from escrow and disbursed by the Escrow Agent to the Parent to be cancelled by the Parent, and the Escrow Period (as used herein, as defined in the Escrow Agreement) with respect to the Forfeited Shares shall end at the Closing;

(b)	upon the Closing, any Parent Founder Shares other than the Forfeited Shares and the Sponsor Earnout Shares shall immediately be released from escrow and disbursed by the Escrow Agent to the Sponsor, and the Escrow Period with respect to such Parent Founder Shares shall end at the Closing;

(c)

with respect to the Sponsor Earnout Shares, the Escrow Period shall instead be the period from the Closing until the earlier of (i) the one hundred and eighty (180) day anniversary of the date of the Closing and (ii) the date after the Closing on which Parent consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Parent’s shareholders having the right to exchange their equity holdings in Parent for cash, securities or other property. Notwithstanding the foregoing, if the VWAP of Parent Common Shares for fifteen

(15) consecutive Trading Days is at least $12.50 per share (subject to equitable adjustment by Parent in good faith for stock splits, stock dividends, reorganizations and similar transactions) for each such Trading Day (such condition, the “Stock Price Condition”), then the Escrow Period shall be deemed to have ended upon the end of such fifteenth (15th) consecutive Trading Day with respect to twenty-five percent (25%) of the Sponsor Earnout Shares (with such twenty-five percent (25%) Sponsor Earnout Shares only including any Sponsor Earnout Shares that are vested and no longer subject to forfeiture at such time or any Sponsor Earnout Shares that vest at any time thereafter). As promptly as possible after the occurrence of any such event, the Parent will notify and certify to the Escrow Agent in writing that the Stock Price Condition has been met or that a transaction described in clause (ii) of this clause (c) have been consummated, and the Escrow Agent will thereupon release the applicable Sponsor Earnout Shares to the Sponsor. For the avoidance of doubt, any Sponsor Earnout Shares that are released from the escrow with the Escrow Agent will still be subject to the restrictions set forth in Section 3 above until they have become vested in accordance with Section 2 above.

7.	Parent hereby agrees that all Parent Securities owned by the Sponsor or its members or Affiliates, including the Sponsor Earnout Shares (and with respect to any Parent Private Warrants, the Parent Common Shares issuable upon exercise thereof), will be included in the resale registration statement to be filed by the Parent pursuant to Section 6.20 of the Merger Agreement and that the Sponsor will have the right to enforce the provisions of Section 6.20 of the Merger Agreement with respect to any such Parent Securities. Although such registration shall not be a Demand Registration under the Registration Rights Agreement, dated as of April 6, 2017, by and between the Parent and the Sponsor (the “Existing Registration Rights Agreement”) or the Registration Rights Agreement (as defined in the Merger Agreement), the Sponsor (and its members and Affiliates) and Parent will have such rights and obligations with respect to such registration as if the Sponsor (directly or behalf of its members or Affiliates) had exercised a Demand Registration under Section 2.1 of the Existing Registration Rights Agreement as in effect on the date hereof with respect to the securities included in such registration.

8.	Except as expressly provided in this Agreement, all of the terms and provisions in the Escrow Agreement are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Agreement does not constitute, directly or by implication, an amendment or waiver of any provision of the Escrow Agreement, or any other right, remedy, power or privilege of any party thereto, except as expressly set forth herein. If any provision of the Escrow Agreement is different from or inconsistent with any provision of this Agreement, the provision of this Agreement shall control, and the provision of the Escrow Agreement shall, to the extent of such difference or inconsistency, be disregarded.

9.	This Agreement, together with the Merger Agreement to the extent referenced herein, and the Escrow Agreement, as amended hereby, constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, relating to the subject matter hereof. This Agreement may not be changed, amended, modified or waived as to any particular provision, except by a written instrument executed by all parties hereto.

10.	No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto, and any purported assignment in violation of the foregoing shall be null and void ab initio. This Agreement shall be binding on the parties hereto and their respective successors and assigns.

11.	This Agreement shall be construed and interpreted in a manner consistent with the provisions of the Merger Agreement. The provisions set forth in Sections 11.4 through 11.8, 11.12 and 11.13 of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement as if all references to the “Agreement” in such sections were instead references to this Agreement.

12.	Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent in the same manner as provided in the Merger Agreement, with notices to the Parent, the Company and the Seller Representative being sent to the addresses set forth therein, and with notices to the Sponsor being sent to the address set forth in the Escrow Agreement, in each case with all copies as required thereunder.

13.	This Agreement shall terminate at such time, if any, as the Merger Agreement is terminated in accordance with its terms, and upon such termination this Agreement shall be null and void and of no effect whatsoever, and the parties hereto shall have no obligations under this Agreement.

{Remainder of Page Intentionally Left Blank; Signature page follows}

Please indicate your agreement to the foregoing by signing in the space provided below.

FORUM INVESTORS I, LLC

By:

Name:
Title:

Accepted and agreed, effective as of the date first set forth above:

FORUM MERGER CORPORATION

By:
Name:
Title:

C1 INVESTMENT CORP.

By:
Name:
Title:

CLEARLAKE CAPITAL MANAGEMENT III, L.P ., solely in its capacity under the Merger Agreement as the Seller Representative

By:
Name:
Title:

[Signature Page to Sponsor Earnout Letter and Amendment to Escrow Agreement]

Exhibit E

Form of Registration Rights Agreement

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of the      day of                    , 2018, by and among FORUM MERGER CORPORATION, a Delaware corporation (the “Company”), and the parties set forth on Exhibit A hereto (collectively the “Investors”).

WHEREAS, the Company, C1 Investment Corp., a Delaware corporation (“C1”), FMC Merger Subsidiary Corp., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and the other parties named therein have entered into that certain Merger Agreement, dated as of November 30, 2017 (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into C1, with C1 continuing as the surviving entity (the “Merger”);

WHEREAS, Forum Investors I, LLC (the “Sponsor”) is a party to a Registration Rights Agreement dated as of April 6, 2017, by and between the Sponsor and the Company (the “Prior Agreement”), pursuant to which the Company provided the Sponsor with certain rights relating to the registration of shares of Common Stock, Founders’ Units (as defined in the Prior Agreement) and Working Capital Units (as defined in the Prior Agreement) held by them;

WHEREAS, as a condition to the willingness of C1 to enter into the Merger Agreement and to consummate the Merger, the Company has agreed to amend and restate the Prior Agreement in order to provide rights relating to the registration of shares of Common Stock issued or issuable to the holders of C1’s Class A Common Stock pursuant to the Merger; and

WHEREAS, the parties to the Prior Agreement desire to amend and restate the Prior Agreement and accept the rights and covenants hereof in lieu of their rights and covenants under the Prior Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

A. The Prior Agreement is hereby amended in its entirety and restated herein. Such amendment and restatement is effective upon the execution of this Agreement by the Company and the Sponsor, which holds sixty-six and two-thirds percent of all of the outstanding Registrable Securities (as defined under the Prior Agreement) under the Prior Agreement as of the date of this Agreement. Upon such execution, all provisions of, rights granted and covenants made in the Prior Agreement are hereby waived, released and superseded in their entirety and shall have no further force or effect, including, without limitation, all rights of first refusal and any notice period associated therewith otherwise applicable to the transactions contemplated by the Merger Agreement (provided, that for the avoidance of doubt, the foregoing will not affect the rights of the Sponsor under the Sponsor Earnout Letter and Escrow Agreement Amendment (as defined in the Merger Agreement)).

1. DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Agreement” means this Agreement, as amended, restated, supplemented, or otherwise modified from time to time.

“Commission” means the U.S. Securities and Exchange Commission, or any other federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” means the Class A Common Stock, par value $0.0001 per share, of the Company, including without limitation any shares of Class F Common Stock, par value $0.0001 per share, of the Company that converted into shares of Class A Common Stock, par value $0.0001 per share of the Company upon the consummation of the Merger.

“Company” is defined in the preamble to this Agreement.

“Demand Registration” is defined in Section 2.1.1.

“Demanding Holder” is defined in Section 2.1.1.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form S-3” is defined in Section 2.3.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Investor Indemnified Party” is defined in Section 4.1.

“Investors” is defined in the preamble to this Agreement.

“Maximum Number of Shares” is defined in Section 2.1.4.

“Notices” is defined in Section 6.3.

“Piggy-Back Registration” is defined in Section 2.2.1.

“Private Warrants” means the warrants that were included as part of the units issued in a private placement to the Sponsor at the time of the consummation of the Company’s initial public offering and any warrants underlying any units held by the Sponsor, or officers or directors of the Company, or their affiliates, which may have been issued in payment of working capital loans made to the Company.

“Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (i) shares of Common Stock issued or issuable to Investors in exchange for shares of Class A Common Stock of C1 upon the closing of the Merger (including without limitation any shares of Common Stock to be issued after the closing of the Merger pursuant to the Merger Agreement) and (ii) shares of Common Stock (including shares of Common Stock issuable upon exercise of Private Warrants) held by the Sponsor immediately after the closing of the Merger (including without limitation, giving effect to the conversion of (x) any shares of Class F Common Stock of the Company in shares of Class A Common Stock of the Company upon the closing of the Company’s initial business combination, and (y) any rights that were included as part of the units issued in a private placement to the Sponsor at the time of the consummation of the Company’s initial public offering into shares of Common Stock). Registrable Securities include any warrants, shares of capital stock or other securities of the Company issued as a dividend or other distribution with respect to or in exchange for or in replacement of such shares of Common Stock (including shares of Common Stock issuable upon exercise of Private Warrants). As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; or (d) such securities are freely saleable under Rule 144 without volume limitations.

“Registration Statement” means a registration statement filed by the Company with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of Common Stock (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Sponsor” is defined in the preamble to this Agreement.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

2. REGISTRATION RIGHTS.

2.1 Demand Registration.

2.1.1 Request for Registration. At any time and from time to time on or after the date of this Agreement, the holders of a majority-in-interest of the Registrable Securities, as the case may be, held by the Investors or their affiliates, or the permitted transferees of the Investors, may make a written demand for registration under the Securities Act of all or part of the Registrable Securities, as the case may be (a “Demand Registration”). Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. The Company will within 10 days of the Company’s receipt of the Demand Registration notify all holders of Registrable Securities of the demand, and each holder of Registrable Securities who wishes to include all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify the Company within ten (10) days after the receipt by the holder of the notice from the Company. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.1.4 and the provisos set forth in Section 3.1.1. Notwithstanding the foregoing, the Company shall not be obligated to effect any such registration pursuant to this Section 2.1 if the holders of the Registrable Securities, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at any aggregate price to the public of less than $1,000,000.

2.1.2 Effective Registration. A registration will not count as a Demand Registration until the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter affirmatively elect to continue the offering and notify the Company in writing, but in no event later than five (5) days of such election; provided, further, that the Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

2.1.3 Underwritten Offering. If a majority-in-interest of the Demanding Holders so elect and such holders so advise the Company as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an underwritten offering. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by a majority-in-interest of the holders initiating the Demand Registration.

2.1.4 Reduction of Offering. If the managing Underwriter or Underwriters for a Demand Registration that is to be an underwritten offering, in good faith, advises the Company and the Demanding Holders in writing that the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other shares of Common Stock or other securities which the Company desires to sell and the shares of Common Stock, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other stockholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then the Company shall include in such registration: (i) the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of shares that each such Demanding Holder has requested be included in such registration, regardless of the number of shares held by each such Demanding Holder (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares; (ii) to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the Registrable Securities of holders exercising their rights to register their Registrable Securities pursuant to Section 2.2; (iii) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (iv) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Common Stock or other securities registrable pursuant to the terms of the Unit Purchase Option issued to EarlyBirdCapital, Inc. or its designees in connection with the Company’s initial public offering (the “Unit Purchase Option” and such registrable securities, the “Option Securities”) as to which “piggy-back” registration has been requested by the holders thereof, Pro Rata, that can be sold without exceeding the Maximum Number of Shares and (v) to the extent that the Maximum Number of Shares have not been reached under the foregoing clauses (i), (ii), (iii) and (iv), the shares of Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Shares.

2.1.5 Withdrawal. If a majority-in-interest of the Demanding Holders disapprove of the terms of any underwriting or are not entitled to include all of their Registrable Securities in any offering, such majority-in-interest of the Demanding Holders may elect to withdraw from such offering by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration. If the majority-in-interest of the Demanding Holders withdraws from a proposed offering relating to a Demand Registration, then such registration shall not count as a Demand Registration provided for in this Section 2.1.

2.2 Piggy-Back Registration.

2.2.1 Piggy-Back Rights. If at any time on or after the date the date hereof proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for stockholders of the Company for their account (or by the Company and by stockholders of the Company including, without limitation, pursuant to Section 2.1), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within five (5) days following receipt of such notice (a “Piggy-Back Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Piggy-Back Registration.

2.2.2 Reduction of Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises the Company and the holders of Registrable Securities in writing that the dollar amount or number of shares of Common Stock which the Company desires to sell, taken together with shares of Common Stock, if any, as to which registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the holders of Registrable Securities hereunder, the Registrable Securities as to which registration has been requested under this Section 2.2, and the shares of Common Stock, if any, as to which registration has been requested pursuant to the written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Shares, then the Company shall include in any such registration:

(a) If the registration is undertaken for the Company’s account: (A) the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (B) to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the shares of Common Stock or other securities, if any, comprised of Registrable Securities and Option Securities, as to which registration has been requested pursuant to the applicable written contractual piggy-back registration rights of such security holders, Pro Rata, that can be sold without exceeding the Maximum Number of Shares; and (C) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons and that can be sold without exceeding the Maximum Number of Shares; and

(b) If the registration is a “demand” registration undertaken at the demand of holders of Option Securities, (A) the shares of Common Stock or other securities for the account of the demanding persons that can be sold without exceeding the Maximum Number of Shares; (B) to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (C) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other securities comprised of Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof that can be sold without exceeding the Maximum Number of Shares; and (D) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Shares.

(c) If the registration is a “demand” registration undertaken at the demand of persons or entities other than the holders of Registrable Securities or Option Securities, (A) the shares of Common Stock or other securities for the account of the demanding persons that can be sold without exceeding the Maximum Number of Shares; (B) to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (C) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other securities comprised of Registrable Securities and Option Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof and the Unit Purchase Option, as applicable, that can be sold without exceeding the Maximum Number of Shares; and (D) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Shares.

2.2.3 Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a registration statement at any time prior to the effectiveness of the Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.

2.2.4 Unlimited Piggy-Back Registration Rights. For purposes of clarity, any registration effected pursuant to Section 2.2 hereof shall not be counted as a registration pursuant to a Demand Registration effected under Section 2.1 hereof.

2.3 Registrations on Form S-3. The holders of a majority-in-interest of the Registrable Securities may at any time and from time to time, request in writing that the Company register the resale of any or all of such Registrable Securities on Form S-3 or any similar short-form registration which may be available at such time (“Form S-3”). Upon receipt of such written request, the Company will promptly give written notice of the proposed registration to all other holders of Registrable Securities, and each holder of Registrable Securities who thereafter wishes to include all or a portion of such holder’s Registrable Securities in such registration shall so notify the Company, in writing, within ten (10) days after the receipt by the holder of the notice from the Company, and, as soon as practicable thereafter but not more than twelve (12) days after the Company’s initial receipt of such written request for a registration, effect the registration of all or such portion of such holder’s or holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities or other securities of the Company, if any, of any other holder or holders joining in such request; provided, however, that the Company shall not be obligated to effect any such registration pursuant to this Section 2.3 if: (i) Form S-3 is not available for such offering; or (ii) the holders of the Registrable Securities, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at any aggregate price to the public of less than $500,000. Registrations effected pursuant to this Section 2.3.1 shall not be counted as Demand Registrations effected pursuant to Section 2.1.

3. Registration Procedures.

3.1 Filings; Information. Whenever the Company is required to effect the registration of any Registrable Securities pursuant to Section 2, the Company shall use its best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1 Filing Registration Statement. The Company shall, as expeditiously as possible and in any event within sixty (60) days after receipt of a request for a Demand Registration pursuant to Section 2.1, prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its best efforts to cause such Registration Statement to become and remain effective for the period required by Section 3.1.3; provided, however, that the Company shall have the right to defer any Demand Registration for up to thirty (30) days, and any Piggy-Back Registration for such period as may be applicable to deferment of any demand registration to which such Piggy-Back Registration relates, in each case if the Company shall furnish to the holders a certificate signed by the Chairman of the Board of Directors or Chief Executive Officer of the Company stating that, in the good faith judgment of the Board of Directors of the Company, it would be materially detrimental to the Company and its stockholders for such Registration Statement to be effected at such time; provided further, however, that the Company shall not have the right to exercise the right set forth in the immediately preceding proviso more than once in any 365-day period in respect of a Demand Registration hereunder.

3.1.2 Copies. The Company shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3 Amendments and Supplements. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement (which period shall not exceed the sum of one hundred eighty (180) days plus any period during which any such disposition is interfered with by any stop order or injunction of the Commission or any governmental agency or court) or such securities have been withdrawn.

3.1.4 Notification. After the filing of a Registration Statement, the Company shall promptly, and in no event more than two (2) business days after such filing, notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly and confirm such advice in writing in all events within two (2) business days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon, and the Company shall not file any Registration Statement or prospectus or amendment or supplement thereto, including documents incorporated by reference, to which such holders or their legal counsel shall reasonably object.

3.1.5 Securities Laws Compliance. The Company shall use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities or securities exchanges as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.6 Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such registration statement. No holder of Registrable Securities included in such registration statement shall be required to make any representations or warranties in the underwriting agreement except as reasonably requested by the Underwriters and, if applicable, with respect to such holder’s organization, good standing, authority, title to Registrable Securities, lack of conflict of such sale with such holder’s material agreements and organizational documents, and with respect to written information relating to such holder that such holder has furnished in writing expressly for inclusion in such Registration Statement.

3.1.7 Cooperation. The principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company and all other officers and members of the management of the Company shall cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

3.1.8 Records. The Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.1.9 Earnings Statement. The Company shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its stockholders, as soon as reasonably practicable, an earnings statement covering a period of twelve (12) months, beginning within three (3) months after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.10 Listing. The Company shall use its best efforts to cause all Registrable Securities included in any registration to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated or, if no such similar securities are then listed or designated, in a manner satisfactory to the holders of a majority of the Registrable Securities included in such registration.

3.1.11 Transfer Agent. The Company shall provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of the registration statement.

3.1.12 Misstatements. The Company shall notify the holders at any time when a prospectus relating to such registration statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or an omission to state a material fact required to be stated in a registration statement or prospectus, or necessary to make the statements therein in the light of the circumstances under which they were made not misleading (a “Misstatement”), and then to correct such Misstatement.

3.2 Obligation to Suspend Distribution. Upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.1.4(iv), or, in the case of a resale registration on Form S-3 pursuant to Section 2.3 hereof, upon any suspension by the Company, pursuant to a written insider trading compliance program adopted by the Company’s Board of Directors, of the ability of all “insiders” covered by such program to transact in the Company’s securities because of the existence of material non-public information, each holder of Registrable Securities included in any registration shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such holder receives the supplemented or amended prospectus contemplated by Section 3.1.4(iv) or the restriction on the ability of “insiders” to transact in the Company’s securities is removed, as applicable, and, if so directed by the Company, each such holder will deliver to the Company all copies, other than permanent file copies then in such holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice.

3.3 Registration Expenses. The Company shall bear all costs and expenses incurred in connection with any Demand Registration pursuant to Section 2.1, any Piggy-Back Registration pursuant to Section 2.2, and any registration on Form S-3 effected pursuant to Section 2.3, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees and fees of any securities exchange on which the Common Stock is then listed; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of the Registrable Securities); (iii) printing, messenger, telephone and delivery expenses; (iv) the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.11; (vi) Financial Industry Regulatory Authority fees; (vii) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company (including the expenses or costs associated with the delivery of any opinions or comfort letters requested pursuant to Section 3.1.9); (viii) the fees and expenses of any special experts retained by the Company in connection with such registration; and (ix) the fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration. The Company shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders. Additionally, in an underwritten offering, all selling stockholders and the Company shall bear the expenses of the underwriter pro rata in proportion to the respective amount of shares each is selling in such offering.

3.4 Information. The holders of Registrable Securities shall provide such information as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Section 2 and in connection with the Company’s obligation to comply with federal and applicable state securities laws.

3.5 Requirements for Participation in Underwritten Offerings. No person may participate in any underwritten offering for equity securities of the Company pursuant to a registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.6 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a registration statement or prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the prospectus may be resumed. If the filing, initial effectiveness or continued use of a registration statement in respect of any registration at any time would require the Company to make an Adverse Disclosure (as defined below) or would require the inclusion in such registration statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the holders, delay the filing or initial effectiveness of, or suspend use of, such registration statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the prospectus relating to any registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.6. “Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the principal executive officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any registration statement or prospectus in order for the applicable registration statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the registration statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

3.7 Reporting Obligations. As long as any holder shall own Registrable Securities, the Company, at all times while it shall be reporting under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any holder may reasonably request, all to the extent required from time to time to enable such holder to sell shares of the Common Stock held by such holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions. Upon the request of any holder, the Company shall deliver to such holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by the Company. The Company agrees to indemnify and hold harmless each Investor and each other holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls an Investor and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein. The Company also shall indemnify any Underwriter of the Registrable Securities, their officers, affiliates, directors, partners, members and agents and each person who controls such Underwriter on substantially the same basis as that of the indemnification provided above in this Section 4.1.

4.2 Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, in the event that any registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless the Company, each of its directors and officers and each underwriter (if any), and each other selling holder and each other person, if any, who controls another selling holder or such underwriter within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such selling holder expressly for use therein, and shall reimburse the Company, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder. Each selling holder of Registrable Securities shall indemnify any Underwriter of the Registrable Securities, their officers, affiliates, directors, partners, members and agents and each person who controls such Underwriter to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Section 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such

Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 4.4.1. The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

4.5 Survival. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling person of such Indemnified Party and shall survive the transfer of securities.

5. RESERVED.

6. MISCELLANEOUS.

6.1 Other Registration Rights. The Company represents and warrants that no person, other than a holder of the Registrable Securities and EarlyBirdCapital, Inc. pursuant to the Unit Purchase Option and the Underwriting Agreement, dated as of April 6, 2017, by and between EarlyBirdCapital, Inc. and the Company, has any right to require the Company to register any shares of the Company’s capital stock for sale or to include shares of the Company’s capital stock in any registration filed by the Company for the sale of shares of capital stock for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.2 Assignment; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated by a holder of Registrable Securities to a transferee or assignee of Registrable Securities (for so long as such shares remain Registrable Securities) that (a) is a subsidiary, parent, general partner, limited partner, retired partner, member or retired member, or stockholder of a Holder that is a corporation, partnership or limited liability company, (b) is a Holder’s family member or trust for the benefit of an individual Holder, or (c) acquires at least 400,000 shares of Registrable Securities (as adjusted for stock splits and combinations) (including shares of Common Stock issuable upon exercise of Private Warrants); or (d) is an entity affiliated by common control (or other related entity) with such Holder; provided, however, (i) the transferor shall, within ten (10) days after such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned and (ii) such transferee shall agree to be subject to all restrictions set forth in this Agreement in conjunction with and to the extent of any transfer of

Registrable Securities by any such holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and the permitted assigns of the Investor or holder of Registrable Securities or of any assignee of the Investor or holder of Registrable Securities. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Article 4 and this Section 6.2. No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement).

6.3 Notices. All notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed as set forth below (with respect to the Company) or on Exhibit A hereto (with respect to the Investors), or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by telegram, telex or facsimile; provided, that if such service or transmission is not on a business day or is after normal business hours, then such notice shall be deemed given on the next business day. Notice otherwise sent as provided herein shall be deemed given on the next business day following timely delivery of such notice to a reputable air courier service with an order for next-day delivery.

To the Company:

ConvergeOne, Inc.

3344 Highway 149

Eagan, MN 55121

Attn: Board of Directors

with a copy to:

Cooley LLP 3175 Hanover Street

Palo Alto, CA 94304-1130

Attn: Mehdi Khodadad, Esq.

          John T. McKenna, Esq.

Facsimile No.: (650) 849-7400

Telephone No.: (650) 843-5000

Email: mkhodadad@cooley.com

            jmckenna@cooley.com

and

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

Attn: Douglas Ellenoff, Esq.

         Tamar Donikyan, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

Email: ellenoff@egsllp.com

            tdonikyan@egsllp.com

6.4 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

6.5 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

6.6 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.

6.7 Modifications and Amendments. Upon the written consent of the Company and the holders of at least a majority of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one holder of Registrable Securities, solely in its capacity as a holder of the shares of Common Stock (including shares of Common Stock issuable upon exercise of Private Warrants) of the Company, in a manner that is materially different from the other holders of Registrable Securities (in such capacity) shall require the consent of the holder so affected. No course of dealing between any holders of Registrable Securities or the Company and any other party hereto or any failure or delay on the part of a holder of Registrable Securities or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any holder of Registrable Securities or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.8 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

6.9 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

6.10 Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Investor or any other holder of Registrable Securities may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

6.11 Governing Law. This Agreement shall be governed by, interpreted under, and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed within the State of New York, without giving effect to any choice-of-law provisions thereof that would compel the application of the substantive laws of any other jurisdiction.

6.12 Waiver of Trial by Jury. Each party hereby irrevocably and unconditionally waives the right to a trial by jury in any action, suit, counterclaim or other proceeding (whether based on contract, tort or otherwise) arising out of, connected with or relating to this Agreement, the transactions contemplated hereby, or the actions of the Investors in the negotiation, administration, performance or enforcement hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

The Company:

FORUM MERGER CORPORATION

By:
Name:
Title:

The Investors:

FORUM INVESTORS I, LLC

By:	Forum Capital Management, LLC,
its managing member

By:
Name:
Title:
CLEARLAKE CAPITAL PARTNERS III (MASTER), L.P.

By: Clearlake Capital Partners III, GP, L.P.
Its: General Partner
By: Clearlake Capital Partners, LLC
Its: General Partner
By: CCG Operations, LLC
Its: Managing Member

By:

Name:	Behdad Eghbali
Title:	Manager
Address:	233 Wilshire Blvd., Suite 800
Santa Monica, CA 90401

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

The Investors (continued):

Name of Investor: [ ]

By:
Name:
Title:

Address for Notice:

Address:

Facsimile No.:

Telephone No.:

Email:

EXHIBIT A

INVESTORS

Name
Forum Investors I, LLC 135 East 57th Street 8th Floor New York, New York 10022 Attn: Chief Executive Officer
Clearlake Capital Partners III (Master), L.P. c/o Clearlake Capital Group 233 Wilshire Blvd., Suite 800 Santa Monica, CA 90401
John A. McKenna, Jr.
John Lyons
Jeffrey Nachbor
Paul Maier
Gerald G. Pearce, Jr.
Richard Scott Ford
Adam Cooperman
Erik Cline

ANNEX B

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FORUM MERGER CORP.

FORUM MERGER CORP., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), by its Chief Executive Officer, does hereby certify as follows:

FIRST: The date of filing the original Certificate of Incorporation of the Company with the Secretary of State of the State of Delaware was November 17, 2016.

SECOND: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (“DGCL”), adopted resolutions amending the Company’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”), as follows:

1.	The first paragraph of Article Fourth on page 1 of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

“FOURTH: The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 106,000,000 shares, consisting of (a) 105,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), including (i) 100,000,000 shares of Class A Common Stock (the “Class A Common Stock”) and (ii) 5,000,000 shares of Class F Common Stock (the “Class F Common Stock”) and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

THIRD: This Certificate of Amendment was duly adopted by the stockholders of the Company in accordance with the provisions of Sections 228 and 242 of the DGCL.

[SIGNATURE PAGE FOLLOWS]

B-1

IN WITNESS WHEREOF, a duly authorized officer of the Company has executed this CERTIFICATE OF AMENDMENT on this          day of                     , 2018.

FORUM MERGER CORP.

By:
David Boris
Co-Chief Executive Officer and Chief Financial Officer

FORUM MERGER CORP.

SIGNATURE PAGE TO CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

B-2

Annex C

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FORUM MERGER CORPORATION

John A. McKenna, Jr. hereby certifies that:

ONE:     The name of this company is Forum Merger Corporation and date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of Delaware was November 17, 2016.

TWO:     He is the duly elected and acting Chief Executive Officer of Forum Merger Corporation, a Delaware corporation.

THREE:    The Certificate of Incorporation of this corporation is hereby amended and restated to read as follows:

I.

The name of this corporation is ConvergeOne, Inc. (the “Company”).

II.

The address of the Company’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

A.    The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 1,010,000,000 shares. 1,000,000,000 shares shall be Common Stock, each having a par value of one-hundredth of one cent ($0.0001). 10,000,000 shares shall be Preferred Stock, each having a par value of one-hundredth of one cent ($0.0001).

B.    Effective immediately upon the filing and effectiveness of this Amended and Restated Certificate of Incorporation with the Office of the Secretary of State of the State of Delaware (the “Effective Time”), each one share of the Company’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), that was issued and outstanding immediately prior to the Effective Time shall automatically be reclassified, redesignated and changed into (a) one validly issued, fully paid and non-assessable share of Common Stock of the Company, par value $0.0001 per share (the “Common Stock”), without any further action by the Company or any stockholder thereof. Each certificate that immediately prior to the Effective Time represented shares of Class A Common Stock (each, a “Prior Certificate”) shall, until surrendered to the Company in exchange for a certificate representing the same number of shares of Common Stock, automatically represent that number of shares of Common Stock into which the shares of Class A Common Stock represented by the Prior Certificate shall have been reclassified and redesignated.

C.    The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company (the “Board of Directors”) is hereby expressly authorized to provide for the issue of all or any number of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Company entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

D.    Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Company for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

V.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A.

1.    The management of the business and the conduct of the affairs of the Company shall be vested in the Board of Directors. The number of directors which shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Board of Directors.

2.    BOARD OF DIRECTORS

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the initial classification of the Board of Directors, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this section, each director shall serve until his successor is duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3.    REMOVAL OF DIRECTORS. Subject to any limitations imposed by applicable law, any individual director or directors may be removed (a) with or without cause, for so long as one or more funds managed by, and/or Affiliates (as defined in Article VIII below) of, Clearlake Capital Group, L.P. (collectively, “Clearlake”) holds or beneficially owns a majority of the voting power of all then-outstanding shares if capital stock of the Company entitled to vote generally at an election of directors (such period, the “Control Period”), by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors, or (b) with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors.

4.    VACANCIES. Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

B.

1.    BYLAW AMENDMENTS. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Company. Any adoption, amendment or repeal of the Bylaws of the Company by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Company; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Amended and Restated Certificate of Incorporation, such action by stockholders shall require (a) the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class during the Control Period or (b) the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

2.    The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

3.    No action shall be taken by the stockholders of the Company except at an annual or special meeting of stockholders called in accordance with the Bylaws and, at any time other than during the Control Period, no action shall be taken by the stockholders by written consent or electronic transmission.

4.    Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner provided in the Bylaws of the Company.

VI.

A.    The liability of the directors for monetary damages shall be eliminated to the fullest extent permitted by applicable law.

B.    To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C.    Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

A.    Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company; (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders; (3) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the DGCL, the Company’s Amended and Restated Certificate of Incorporation or the Bylaws of the Company; or (4) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine.

B.    Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

C.    Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and to have consented to the provisions of this Article VII.

VIII.

A.    The Company hereby expressly elects not to be governed by Section 203 of the DGCL.

B.    Notwithstanding the foregoing, the Company shall not engage in any Business Combination (as defined below), at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”), with any Interested Stockholder (as defined below) for a period of three years following the time that such stockholder became an Interested Stockholder, unless:

1.    prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, or

2.    upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the Voting Stock (as defined below) of the

Company outstanding at the time the transaction commenced, excluding for purposes of determining the Voting Stock outstanding (but not the outstanding voting stock owned by the Interested Stockholder) those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

3.    at or subsequent to such time, the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding Voting Stock of the Company that is not owned by the interested stockholder.

C.    For purposes of this Article VIII, references to:

1.    “Affiliate” means a person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, another person.

2.    “Associate”, when used to indicate a relationship with any person, means: (a) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of Voting Stock; (b) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

3.    “Business Combination”, when used in reference to the Company and any Interested Stockholder of the Company, means: (a) any merger or consolidation of the Corporation or any direct or indirect majority owned subsidiary of the Company (i) with the Interested Stockholder, or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Stockholder and, as a result of such merger or consolidation, Section (B) of this Article VIII is not applicable to the surviving entity; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Company, to or with the Interested Stockholder, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority owned subsidiary of the Company which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Company; (c) any transaction which results in the issuance or transfer by the Company or by any direct or indirect majority owned subsidiary of the Company of any stock of the Company or of such subsidiary to the Interested Stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Company or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Company or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Company subsequent to the time the Interested Stockholder became such; (iv) pursuant to an exchange offer by the Company to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Company; provided, however, that in no case under items (iii)-(v) of this subsection (c) shall there be an increase in the Interested Stockholder’s proportionate share of the stock of any class or series of the Company or of the Voting Stock of the Company (except as a result of immaterial changes due to fractional share adjustments); (d) any transaction involving the Company or any direct or indirect majority owned subsidiary of the Company which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Company or of any such subsidiary which is owned by the Interested Stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the Interested Stockholder; or (e) any receipt by the Interested Stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the

Company), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a)-(d) above) provided by or through the Company or any direct or indirect majority owned subsidiary.

4.    “Clearlake Direct Transferee” means any person that acquires (other than in a registered public offering) directly from Clearlake or any of its Affiliates or successors or any “group”, or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act beneficial ownership of 15% or more of the then outstanding Voting Stock of the Company.

5.    “Clearlake Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Clearlake Direct Transferee or any other Clearlake Indirect Transferee beneficial ownership of 15% or more of the then outstanding Voting Stock of the Company.

6.     “Control”, including the terms “Controlling”, “Controlled by”, and “under common Control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of Voting Stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding Voting Stock of the Company, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

7.    “Interested Stockholder” means any person (other than the Company or any direct or indirect majority owned subsidiary of the Company) that (a) is the owner of 15% or more of the outstanding Voting Stock of the Company, or (b) is an Affiliate or Associate of the Company and was the owner of 15% or more of the outstanding Voting Stock of the Company at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Stockholder; and the Affiliates and Associates of such person; but “Interested Stockholder” shall not include (i) Clearlake, any Clearlake Direct Transferee, any Clearlake Indirect Transferee or any of their respective Affiliates or successors or any “group”, or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (ii) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation, provided that such person shall be an Interested Stockholder if thereafter such person acquires additional shares of Voting Stock of the Company, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an Interested Stockholder, the voting stock of the Company deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of Owner but shall not include any other unissued stock of the Company which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

8.    “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its Affiliates or Associates (a) beneficially owns such stock, directly or indirectly; (b) has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or Associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or (c) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such stock.

9.    “person” means any individual, corporation, partnership, unincorporated association or other entity.

10.    “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

11.    “Voting Stock” means stock of any class or series entitled to vote generally in the election of directors.

IX.

A.    The Company reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in paragraph B. of this Article IX, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B.    Notwithstanding any other provisions of this Amended and Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Company required by law or by this Amended and Restated Certificate of Incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of (a) the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class during the Control Period or (b) the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, at any time other than during the Control Period, shall be required to alter, amend or repeal Articles V, VI, VII, VIII or IX.

* * * *

FOUR:    This Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Company.

FIVE:    This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Company in accordance with Section 228 of the DGCL. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Incorporation to be signed on this          day of                         , 2018.

FORUM MERGER CORPORATION

JOHN A. MCKENNA, JR.
President

ANNEX D

FORUM MERGER CORPORATION

2018 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS:

APPROVED BY THE STOCKHOLDERS:

EFFECTIVE DATE:

1. GENERAL.

(a) Eligible Award Recipients. Employees, Directors and Consultants are eligible to receive Awards.

(b) Available Awards. The Plan provides for the grant of the following types of Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards, (vi) Performance Stock Awards, (vii) Performance Cash Awards, and (viii) Other Stock Awards.

(c) Purpose. The Plan, through the granting of Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and provide a means by which the eligible recipients may benefit from increases in value of the Common Stock.

2. ADMINISTRATION.

(a) Administration by Board. The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine (A) who will be granted Awards; (B) when and how each Award will be granted; (C) what type of Award will be granted; (D) the provisions of each Award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or Common Stock under the Award; (E) the number of shares of Common Stock subject to, or the cash value of, an Award; and (F) the Fair Market Value applicable to a Stock Award.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan and Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it will deem necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate, in whole or in part, the time at which an Award may be exercised or vest (or at which cash or shares of Common Stock may be issued).

(v) To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan or an Award Agreement, suspension or termination of the Plan will not materially impair a Participant’s rights under his or her then-outstanding Award without his or her written consent except as provided in subsection (viii) below.

(vi) To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, by adopting amendments relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or to make the Plan or Awards granted under the Plan compliant with the requirements for Incentive Stock Options or exempt from or compliant with the requirements for nonqualified deferred compensation under Section 409A of the Code, subject to the limitations, if any, of applicable law. However, if required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Company will seek stockholder approval of any amendment of the Plan that (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan, (D) materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (E) materially extends the term of the Plan, or (F) materially expands the types of Awards available for issuance under the Plan. Except as provided in the Plan (including subsection (viii) below) or an Award Agreement, no amendment of the Plan will materially impair a Participant’s rights under an outstanding Award unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (B) Section 422 of the Code regarding incentive stock options or (C) Rule 16b-3.

(viii) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that a Participant’s rights under any Award will not be impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, (1) a Participant’s rights will not be deemed to have been impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights, and (2) subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Awards without the affected Participant’s consent (A) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (B) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award solely because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (C) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A of the Code; or (D) to comply with other applicable laws or listing requirements.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(x) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement that are required for compliance with the laws of the relevant foreign jurisdiction).

(xi) To effect, with the consent of any adversely affected Participant, (A) the reduction of the exercise, purchase or strike price of any outstanding Stock Award; (B) the cancellation of any outstanding Stock Award and the grant in substitution therefor of a new (1) Option or SAR, (2) Restricted Stock Award, (3) Restricted Stock Unit Award, (4) Other Stock Award, (5) cash and/or (6) other valuable consideration determined by the Board, in its sole discretion, with any such substituted award (x) covering the same or a different number of shares of Common Stock as the cancelled Stock Award and (y) granted under the Plan or another equity or compensatory plan of the Company; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be construed as being to the Committee or subcommittee, as applicable). Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Committee may, at any time, abolish the subcommittee and/or revest in the Committee any powers delegated to the subcommittee. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Section 162(m) and Rule 16b-3 Compliance. The Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3.

(d) Delegation to an Officer. The Board may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by applicable law, other Stock Awards) and, to the extent permitted by applicable law, the terms of such Awards, and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation will specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on the form of Award Agreement most recently approved for use by the Committee or the Board, unless otherwise provided in the resolutions approving the delegation authority. The Board may not delegate authority to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) to determine the Fair Market Value pursuant to Section 13(z)(iii) below.

(e) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3. SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to Section 9(a) relating to Capitalization Adjustments, and the following sentence regarding the annual increase, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards will not exceed                 shares (the “Share Reserve”). In addition, the Share Reserve will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1st of the year following the year in which the Effective Date occurs and ending on (and including) January 1, 2027, in an amount equal to     % of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year. Notwithstanding the foregoing, the Board may act prior to January 1st of a given year to provide that there will be no January 1st increase in the Share Reserve for such year or that the increase in the Share Reserve for such year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence.

For clarity, the Share Reserve in this Section 3(a) is a limitation on the number of shares of Common Stock that may be issued pursuant to the Plan. Accordingly, this Section 3(a) does not limit the granting of Stock Awards except as provided in Section 7(a). Shares may be issued in connection with a merger or acquisition as permitted by NASDAQ Listing Rule 5635(c) or, if applicable, NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(b) Reversion of Shares to the Share Reserve. If a Stock Award or any portion thereof (i) expires or otherwise terminates without all of the shares covered by such Stock Award having been issued or (ii) is settled in cash (i.e., the Participant receives cash rather than stock), such expiration, termination or settlement will not reduce (or otherwise offset) the number of shares of Common Stock that may be available for issuance under the Plan. If any shares of Common Stock issued pursuant to a Stock Award are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the Plan. Any shares reacquired by the Company in satisfaction of tax withholding obligations on a Stock Award or as consideration for the exercise or purchase price of a Stock Award will again become available for issuance under the Plan.

(c) Incentive Stock Option Limit. Subject to the Share Reserve and Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options will be                 shares of Common Stock.

(d) Section 162(m) Limitations. Subject to the Share Reserve and Section 9(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, the following limitations will apply; provided, however, that if any additional Awards are granted to any Participant during any calendar year in excess of the limits below, compensation attributable to such additional Awards will not satisfy the requirements to be considered “qualified performance-based compensation” under Section 162(m) of the Code unless such additional Award is approved by the Company’s stockholders.

(i) A maximum of                 shares of Common Stock subject to Options, SARs and Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the Fair Market Value on the date the Stock Award is granted may be granted to any one Participant during any one calendar year.

(ii) A maximum of                 shares of Common Stock subject to Performance Stock Awards may be granted to any one Participant during any one calendar year (whether the grant, vesting or exercise is contingent upon the attainment during the Performance Period of the Performance Goals).

(iii) A maximum of $         may be granted as a Performance Cash Award to any one Participant during any one calendar year.

For purposes of this Section 3(d): (1) if a Performance Stock Award is in the form of an Option or SAR, it will count only against the Performance Stock Award limit set forth in Section 3(d)(ii); (2) if a Performance Stock Award may be paid in the form of cash, it will count only against the Performance Stock Award limit set forth in Section 3(d)(ii); and (3) if a Performance Cash Award may be paid in the form of Common Stock, it will count only against the Performance Cash Award limit set forth in Section 3(d)(iii).

(e) Limitation on Grants to Non-Employee Directors. The maximum number of shares subject to Stock Awards granted under this Plan or under any other equity plan maintained by the Company during a single calendar year to any Non-Employee Director, taken together with any cash fees paid by the Company to such Non-Employee Director during such calendar year for service on the Board, will not exceed         ($        ) in total value (calculating the value of any such Stock Awards based on the grant date fair value of such Stock Awards for financial reporting purposes), or, with respect to the calendar year in which a Non-Employee Director is first appointed or elected to the Board,        ($        ).

(f) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

4. ELIGIBILITY.

(a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; provided, however, that Stock Awards may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company, as such term is defined in Rule 405, unless (i) the stock underlying such Stock Awards is treated as “service recipient stock” under Section 409A of the Code (for example, because the Stock Awards are granted pursuant to a Transaction such as a spin off transaction), (ii) the Company, in consultation with its legal counsel, has determined that such Stock Awards are otherwise exempt from Section 409A of the Code, or (iii) the Company, in consultation with its legal counsel, has determined that such Stock Awards comply with the distribution requirements of Section 409A of the Code.

(b) Ten Percent Stockholders. A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five years from the date of grant.

5. PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; provided, however, that each Award Agreement will conform to (through incorporation of provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Award Agreement.

(b) Exercise Price. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will be not less than 100% of the Fair Market Value of the Common Stock subject to the Option or SAR on the date the Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value of the Common Stock subject to the Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Transaction and in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c) Purchase Price for Options. The purchase price of Common Stock acquired pursuant to the exercise of an Option may be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board will have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to use a particular method of payment. The permitted methods of payment are as follows:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(iv) if an Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; provided, however, that the Company will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the “net exercise,” (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board and specified in the applicable Award Agreement.

(d) Exercise and Payment of a SAR. To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such SAR, and with respect to which the Participant is exercising the SAR on such date, over (B) the aggregate strike price of the number of Common Stock equivalents with respect to which the Participant is exercising the SAR on such date. The appreciation distribution may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Award Agreement evidencing such SAR.

(e) Transferability of Options and SARs. The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board will determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs will apply:

(i) Restrictions on Transfer. An Option or SAR will not be transferable except by will or by the laws of descent and distribution (and pursuant to subsections (ii) and (iii) below), and will be exercisable during the lifetime of the Participant only by the Participant. The Board may permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws. Except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration.

(ii) Domestic Relations Orders. Subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulation Section 1.421-1(b)(2). If an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) Beneficiary Designation. Subject to the approval of the Board or a duly authorized Officer, a Participant may, by delivering written notice to the Company, in a form approved by the Company (or the designated broker), designate a third party who, upon the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, upon the death of the Participant, the executor or administrator of the Participant’s estate will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

(f) Vesting Generally. The total number of shares of Common Stock subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g) Termination of Continuous Service. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant’s Continuous Service terminates (other than for Cause and other than upon the Participant’s death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date three (3) months following the termination of the Participant’s Continuous Service (or such longer or shorter period specified in the applicable Award Agreement) and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR (as applicable) within the applicable time frame, the Option or SAR will terminate.

(h) Extension of Termination Date. If the exercise of an Option or SAR following the termination of the Participant’s Continuous Service (other than for Cause and other than upon the Participant’s death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of time (that need not be consecutive) equal to the applicable post termination exercise period after the termination of the Participant’s Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement. In addition, unless otherwise provided in a Participant’s Award Agreement, if the sale of any Common Stock received on exercise of an Option or SAR following the termination of the Participant’s Continuous Service (other than for Cause) would violate the Company’s insider trading policy, then the Option or SAR will terminate on the earlier of (i) the expiration of a period of months (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant’s Continuous Service during which the sale of the Common Stock received upon exercise of the Option or SAR would not be in violation of the Company’s insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement.

(i) Disability of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant’s Continuous Service terminates as a result of the Participant’s Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Award Agreement) and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j) Death of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if (i) a Participant’s Continuous Service terminates as a result of the Participant’s death, or (ii) the Participant dies within the period (if any) specified in the Award Agreement for exercisability after the termination of the Participant’s Continuous Service for a reason other than death, then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant’s estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant’s death, but only within the period ending on the earlier of (i) the date eighteen (18) months following the date of death (or such longer or shorter period specified in the Award Agreement) and (ii) the expiration of the term of such Option or SAR as set forth in the Award Agreement. If, after the Participant’s death, the Option or SAR is not exercised within the applicable time frame, the Option or SAR (as applicable) will terminate.

(k) Termination for Cause. Except as explicitly provided otherwise in a Participant’s Award Agreement or other individual written agreement between the Company or any Affiliate and the Participant, if a Participant’s Continuous Service is terminated for Cause, the Option or SAR will terminate immediately upon such Participant’s termination of Continuous Service, and the Participant will be prohibited from exercising his or her Option or SAR from and after the time of such termination of Continuous Service.

(l) Non-Exempt Employees. If an Option or SAR is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option or SAR will not be first exercisable for any shares of Common Stock until at least six (6) months following the date of grant of the Option or SAR (although the Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant’s retirement (as such term may be defined in the Participant’s Award Agreement, in another agreement between the Participant and the Company, or, if no such definition, in accordance with the Company’s then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Stock Award will be exempt from the employee’s regular rate of pay, the provisions of this Section 5(l) will apply to all Stock Awards and are hereby incorporated by reference into such Stock Award Agreements.

(m) Early Exercise of Options. An Option may, but need not, include a provision whereby the Optionholder may elect at any time before the Optionholder’s Continuous Service terminates to exercise the Option as to any part or all of the shares of Common Stock subject to the Option prior to the full vesting of the Option. Any unvested shares of Common Stock so purchased may be subject to a repurchase right in favor of the Company or to any other restriction the Board determines to be appropriate. The Company will not be required to exercise its repurchase right until at least six (6) months (or such longer or shorter period of time required to avoid classification of the Option as a liability for financial accounting purposes) have elapsed following exercise of the Option unless the Board otherwise specifically provides in the Option Agreement.

6. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARS.

(a) Restricted Stock Awards. Each Restricted Stock Award Agreement will be in such form and will contain such terms and conditions as the Board deems appropriate. To the extent consistent with the Company’s bylaws, at the Board’s election, shares of Common Stock may be (i) held in book entry form subject to the Company’s instructions until any restrictions relating to the Restricted Stock Award lapse; or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical. Each Restricted Stock Award Agreement will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of legal consideration (including future services) that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. Shares of Common Stock awarded under the Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Termination of Participant’s Continuous Service. If a Participant’s Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv) Transferability. Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement will be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board will determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(v) Dividends. A Restricted Stock Award Agreement may provide that any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b) Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement will be in such form and will contain such terms and conditions as the Board deems appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical. Each Restricted Stock Unit Award Agreement will conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) Payment. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) Dividend Equivalents. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) Termination of Participant’s Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement or other written agreement between a Participant and the Company or an Affiliate, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant’s termination of Continuous Service.

(c) Performance Awards.

(i) Performance Stock Awards. A Performance Stock Award is a Stock Award (covering a number of shares not in excess of that set forth in Section 3(d)(ii) above) that is payable (including that may be granted, vest or exercised) contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board), in its sole discretion. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board or the Committee may determine that cash may be used in payment of Performance Stock Awards.

(ii) Performance Cash Awards. A Performance Cash Award is a cash award (for a dollar value not in excess of that set forth in Section 3(d)(iii) above) that is payable contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. At the time of grant of a Performance Cash Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board or Committee), in its sole discretion. The Board or the Committee may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property.

(iii) Board Discretion. The Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for a Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement or the written terms of a Performance Cash Award.

(iv) Section 162(m) Compliance. Unless otherwise permitted in compliance with the requirements of Section 162(m) of the Code with respect to an Award intended to qualify as “performance-based compensation” thereunder, the Committee will establish the Performance Goals applicable to, and the formula for calculating the amount payable under, the Award no later than the earlier of (A) the date 90 days after the commencement of the applicable Performance Period, and (B) the date on which 25% of the Performance Period has elapsed, and in any event at a time when the achievement of the applicable Performance Goals remains substantially uncertain. Prior to the payment of any compensation under an Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Committee will certify the extent to which any Performance Goals and any other material terms under such Award have been satisfied (other than in cases where such Performance Goals relate solely to the increase in the value of the Common Stock). Notwithstanding satisfaction of any completion of any Performance Goals, the number of shares of Common Stock, Options, cash or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Performance Goals may be reduced by the Committee on the basis of such further considerations as the Committee, in its sole discretion, will determine.

(d) Other Stock Awards. Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value of the Common Stock at the time of grant) may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

7. COVENANTS OF THE COMPANY.

(a) Availability of Shares. The Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy then-outstanding Stock Awards.

(b) Securities Law Compliance. The Company will seek to obtain from each regulatory commission or agency having jurisdiction over the Plan, as necessary, such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Stock Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act or other securities or applicable laws, the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Stock pursuant to the Award if such grant or issuance would be in violation of any applicable securities law.

(c) No Obligation to Notify or Minimize Taxes. The Company will have no duty or obligation to any Participant to advise such holder as to the tax treatment or time or manner of exercising such Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

8. MISCELLANEOUS.

(a) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Stock Awards will constitute general funds of the Company.

(b) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the papering of the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(c) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares of Common Stock under, the Award pursuant to its terms, and (ii) the issuance of the Common Stock subject to such Award has been entered into the books and records of the Company.

(d) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is domiciled or incorporated, as the case may be.

(e) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board has the right in its sole discretion to (x) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(f) Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Award, (i) to give written assurances satisfactory to the Company as to the Participant’s knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Award for the Participant’s own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(h) Withholding Obligations. Unless prohibited by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Stock Award; provided, however, that no shares of Common Stock are withheld with a value exceeding the maximum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(i) Electronic Delivery. Any reference herein to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

(j) Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant’s termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(k) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the

Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to voluntary terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

(l) Compliance with Section 409A of the Code. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six months following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

9. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c), (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Sections 3(d), (iv) the class(es) and maximum number of securities that may be awarded to any Non-Employee Director pursuant to Section 3(e), and (v) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b) Dissolution. Except as otherwise provided in the Stock Award Agreement, in the event of a Dissolution of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such Dissolution, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service; provided, however, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the Dissolution is completed but contingent on its completion.

(c) Transaction. The following provisions will apply to Stock Awards in the event of a Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award. In the event of a Transaction, then, notwithstanding any other provision of the Plan, the

Board may take one or more of the following actions with respect to Stock Awards, contingent upon the closing or completion of the Transaction:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the Stock Award or to substitute a similar stock award for the Stock Award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Transaction);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Stock Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii) accelerate the vesting, in whole or in part, of the Stock Award (and, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Transaction as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective date of the Transaction), with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Transaction; provided, however, that the Board may require Participants to complete and deliver to the Company a notice of exercise before the effective date of a Transaction, which exercise is contingent upon the effectiveness of such Transaction;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Stock Award;

(v) cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Transaction, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; and

(vi) make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the Participant would have received upon the exercise of the Stock Award immediately prior to the effective time of the Transaction, over (B) any exercise price payable by such holder in connection with such exercise. For clarity, this payment may be $0 if the value of the property is equal to or less than the exercise price. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of the Company’s Common Stock in connection with the Transaction is delayed as a result of escrows, earn outs, holdbacks or any other contingencies.

The Board need not take the same action or actions with respect to all Stock Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the vested and unvested portions of a Stock Award. Unless otherwise provided in the instrument evidencing a Performance Cash Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board, in the event of a Transaction, then all Performance Cash Awards outstanding under the Plan will terminate prior to the effective time of such Transaction.

(d) Change in Control. A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration will occur.

10. TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may suspend or terminate the Plan at any time. No Incentive Stock Option will be granted after the tenth anniversary of the earlier of (i) the Adoption Date, or (ii) the date the Plan is approved by the stockholders of the Company. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Suspension or termination of the Plan will not materially impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant or as otherwise permitted in the Plan (including Section 2(b)(viii)) or an Award Agreement.

11. EFFECTIVE DATE OF PLAN.

The Plan will become effective on the Effective Date.

12. CHOICE OF LAW.

The laws of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state’s conflict of laws rules.

13. DEFINITIONS. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “Adoption Date” means the date the Plan is adopted by the Board.

(b) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(c) “Award” means a Stock Award or a Performance Cash Award.

(d) “Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award.

(e) “Board” means the Board of Directors of the Company.

(f) “Capital Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.

(g) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(h) “Cause” will have the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s commission of any felony or any crime involving fraud, embezzlement, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such Participant’s attempted commission of, or participation in, a fraud, embezzlement or act of dishonesty against the Company or an Affiliate; (iii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Company or an Affiliate or of any statutory duty owed to the Company or an Affiliate; (iv) such Participant’s unauthorized use or disclosure of the Company’s or an Affiliate’s confidential information or trade secrets; (v) the refusal or omission by the Participant to perform any duties required of him or her if such duties are consistent with duties customary for the position held with the Company or an Affiliate or persistent unsatisfactory performance or neglect of his or her job duties; or (vi) such Participant’s gross misconduct. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Company, in its sole discretion. Any determination by the

Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(i) “Change in Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) the stockholders of the Company approve or the Board approves a plan of complete dissolution of liquidation of the Company, or a complete dissolution or liquidation of the Company will otherwise occur, except for a liquidation into a parent corporation;

(iv) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(v) individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant will supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition will apply. To the extent required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company as determined under Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder). The Board may, in its sole discretion and without a Participant’s consent, amend the definition of “Change in Control” to conform to the definition of “Change in Control” under Section 409A of the Code, and the regulations thereunder.

(j) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(k) “Committee” means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(l) “Common Stock” means the Class A common stock of the Company.

(m) “Company” means Forum Merger Corporation, a Delaware corporation.

(n) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(o) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, in its sole discretion, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A of the Code, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(p) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(q) “Covered Employee” will have the meaning provided in Section 162(m)(3) of the Code.

(r) “Director” means a member of the Board.

(s) “Disability” means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(t) “Dissolution” means when the Company, after having executed a certificate of dissolution with the State of Delaware (or other applicable state), has completely wound up its affairs. Conversion of the Company into a Limited Liability Company (or any other pass-through entity) will not be considered a “Dissolution” for purposes of the Plan.

(u) “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Agreement and Plan of Merger among the Company, FMC Merger Subsidiary Corp., FMC Merger Subsidiary LLC, Clearlake Capital Management III, L.P., and C1 Investment Corp., dated as of November 30, 2017, provided that this Plan is approved by the Company’s stockholders on or prior to such date.

(v) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(w) “Entity” means a corporation, partnership, limited liability company or other entity.

(x) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(y) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(z) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(aa) “Incentive Stock Option” means an option granted pursuant to Section 5 of the Plan that is intended to be, and that qualifies as, an “incentive stock option” within the meaning of Section 422 of

(bb) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(cc) “Nonstatutory Stock Option” means any option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

(dd) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(ee) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(ff) “Option Agreement” means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan.

(gg) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(hh) “Other Stock Award” means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

(ii) “Other Stock Award Agreement” means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement will be subject to the terms and conditions of the Plan.

(jj) “Outside Director” means a Director who either (i) is not a current employee of the Company or an “affiliated corporation” (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an “affiliated corporation” who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an “affiliated corporation,” and does not receive remuneration from the Company or an “affiliated corporation,” either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an “outside director” for purposes of Section 162(m) of the Code.

(kk) “Own,” “Owned,” “Owner,” “Ownership” A person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(ll) “Participant” means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(mm) “Performance Cash Award” means an award of cash granted pursuant to the terms and conditions of Section 6(c)(ii).

(nn) “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation, other non-cash expenses and changes in deferred revenue; (ix) total stockholder return; (x) return on equity or average stockholder’s equity; (xi) return on assets, investment, or capital employed; (xii) stock price; (xiii) margin (including gross margin); (xiv) income (before or after taxes); (xv) operating income; (xvi) operating income after taxes; (xvii) pre-tax profit; (xviii) operating cash flow; (xix) sales or revenue targets; (xx) increases in revenue or product revenue; (xxi) expenses and cost reduction goals; (xxii) improvement in or attainment of working capital levels; (xxiii) economic value added (or an equivalent metric); (xxiv) market share; (xxv) cash flow; (xxvi) cash flow per share; (xxvii) cash balance; (xxviii) cash burn; (xxix) cash collections; (xxx) share price performance; (xxxi) debt reduction; (xxxii) implementation or completion of projects or processes; (xxxiii) stockholders’ equity; (xxxiv) capital expenditures; (xxxv) debt levels; (xxxvi) operating profit or net operating profit; (xxxvii) workforce diversity; (xxxviii) growth of net income or operating income; (xxxix) billings; (xl) bookings; (xli) employee retention; (xlii) acquisition of new customers, including institutional accounts; (xliii) customer retention and/or repeat order rate; (xliv) number of users, including institutional customer accounts (xlv) budget management; (xlvi) partner satisfaction; (xlvii) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; (xlviii) customer satisfaction; and (xlix) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

(oo) “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any items that are unusual in nature or occur infrequently as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement or the written terms of a Performance Cash Award.

(pp) “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(qq) “Performance Stock Award” means a Stock Award granted under the terms and conditions of Section 6(c)(i).

(rr) “Plan” means this Forum Merger Corporation 2018 Equity Incentive Plan.

(ss) “Restricted Stock Award” means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(tt) “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(uu) “Restricted Stock Unit Award” means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(vv) “Restricted Stock Unit Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement will be subject to the terms and conditions of the Plan.

(ww) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(xx) “Rule 405” means Rule 405 promulgated under the Securities Act.

(yy) “Securities Act” means the Securities Act of 1933, as amended.

(zz) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(aaa) “Stock Appreciation Right Agreement” means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement will be subject to the terms and conditions of the Plan.

(bbb) “Stock Award” means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, a Performance Stock Award or any Other Stock Award.

(ccc) “Stock Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ddd) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(eee) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(fff) “Transaction” means a Corporate Transaction or a Change in Control.

ANNEX E

FORUM MERGER CORPORATION

2018 EMPLOYEE STOCK PURCHASE PLAN

ADOPTED BY THE BOARD OF DIRECTORS:

APPROVED BY THE STOCKHOLDERS:

1. GENERAL; PURPOSE.

(a) The Plan provides a means by which Eligible Employees of the Company and certain designated Related Corporations may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan.

(b) The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2. ADMINISTRATION.

(a) The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine when and how Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii) To designate from time to time which Related Corporations will be eligible to participate in the Plan.

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for the administration of the Plan. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights.

(v) To amend the Plan at any time as provided in Section 12.

(vi) To suspend or terminate the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan.

(viii) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees who are foreign nationals or employed outside the United States.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references to the Board in this Plan and in any applicable Offering Document will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3. SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a) Subject to Section 11(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued under the Plan will not exceed                  shares of Common Stock, plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of up to ten years, commencing on the first January 1st following the Effective Date and ending on (and including) January 1, 2027, in an amount equal to the lesser of (i) % of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year, and (ii) shares of Common Stock. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence.

(b) If any Purchase Right terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c) The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4. GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate and will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering will be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed twenty-seven (27) months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on any Purchase Date during an Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately following the purchase of shares of Common Stock on such Purchase Date, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering that begins immediately after such Purchase Date.

5. ELIGIBILITY.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation. Except as provided in Section 5(b), an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two (2) years. In addition, the Board may provide that no Employee will be eligible to be granted Purchase Rights unless, on the Offering Date, such Employee’s customary employment with the Company or the Related Corporation is more than twenty (20) hours per week and more than five (5) months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c) No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which exceeds twenty-five thousand dollars ($25,000) of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any designated Related Corporation, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

6. PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding fifteen percent (15%) of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b) The Board will establish one (1) or more Purchase Dates during an Offering on which Purchase Rights granted pursuant to that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant pursuant to such Offering, (ii) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date pursuant to such Offering, (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering, and/or (iv) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date pursuant to such Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under such Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights shall be an amount equal to ninety-five percent (95%) of the Fair Market Value of a share of Common Stock on the applicable Purchase Date of the Offering; provided, however, that the Board may determine a different per share purchase price, so long as such per share purchase price is communicated to Participants prior to the beginning of the Offering; and provided, further, that in no event shall such per share purchase price be less than the lesser of (i) 85% of the Fair Market Value of a share of Common Stock on the applicable Offering Date or (ii) 85% of the Fair Market Value of a share of Common Stock on the applicable Purchase Date.

7. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may elect to authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified in the Offering, an enrollment form provided by the Company. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where applicable law requires that Contributions be deposited with a third party. To the extent provided in the Offering, a Participant may begin such Contributions on or after the Offering Date. To the extent provided in the Offering, a Participant may thereafter decrease (including to zero) or increase his or her Contributions. To the extent specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash or check prior to a Purchase Date.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute to such Participant all of his or her accumulated but unused Contributions without interest. A Participant’s withdrawal from an Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c) Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. The Company will distribute to such individual all of his or her accumulated but unused Contributions without interest.

(d) Neither payroll deductions credited to a Participant’s account nor any rights with regard to the exercise of a Purchase Right or to receive shares of Common Stock under this Plan may be assigned, transferred, pledged, or otherwise disposed of in any way (other than as set forth in Section 10 with respect to the delivery of cash and shares of Common Stock) by the Participant. Any such attempt at assignment, transfer, pledge, or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw from an Offering. Purchase Rights may be exercised only by a Participant.

(e) Unless otherwise specified in an Offering, the Company will have no obligation to pay interest on Contributions.

8. EXERCISE OF PURCHASE RIGHTS.

(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued upon the exercise of Purchase Rights unless specifically provided for in the Offering.

(b) If any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock on the final Purchase Date of an Offering, then such remaining amount will not roll over to the next Officering and will instead be distributed in full to such Participant after the final Purchase Date of such Offering without interest.

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable federal, state, foreign and other securities and other laws applicable to the Plan. If, on a Purchase Date, the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in such compliance, except that the Purchase Date will not be delayed more than twelve (12) months and the Purchase Date will in no event be more than twenty-seven (27) months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest.

9. COVENANTS OF THE COMPANY.

The Company will seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10. DESIGNATION OF BENEFICIARY.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

(a) In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a); (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a); (iii) the class(es) and number of securities subject to, and the purchase price applicable to, outstanding Offerings and Purchase Rights; and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b) In the event of a Corporate Transaction, (i) any surviving or acquiring corporation (or its parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue outstanding Purchase Rights or does not substitute similar rights for outstanding Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock within ten (10) business days prior to the Corporate Transaction under such Purchase Rights, and such Purchase Rights will terminate immediately after such purchase.

12. AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN.

(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by applicable law or listing requirements.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including, without limitation, any such regulations or other guidance that may be issued or amended after the Adoption Date, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code.

Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13. EFFECTIVE DATE OF PLAN.

The Plan will become effective on the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the Adoption Date (or if required under Section 12(a), the date of any material amendment of the Plan).

14. MISCELLANEOUS PROVISIONS.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation, or on the part of the Company or a Related Corporation to continue the employment of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules.

15. DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “Adoption Date” means                 , which is the date the Plan was adopted by the Board.

(b) “Board” means the Board of Directors of the Company.

(c) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(d) “Capital Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.

(e) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(f) “Committee” means a committee of one (1) or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(g) “Common Stock” means the Class A common stock of the Company.

(h) “Company” means Forum Merger Corporation, a Delaware corporation.

(i) “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions.

(j) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least fifty percent (50%) of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(k) “Director” means a member of the Board.

(l) “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Agreement and Plan of Merger among the Company, FMC Merger Subsidiary Corp., FMC Merger Subsidiary LLC, Clearlake Capital Management III, L.P., and C1 Investment Corp., dated as of November 30, 2017, provided that this Plan is approved by the Company’s stockholders on or prior to such date.

(m) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(n) “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(o) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(p) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(q) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, the Fair Market Value of a share of Common Stock will be the closing sales price for such stock on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value of a share of Common Stock will be determined by the Board in good faith in compliance with applicable laws and in a manner that complies with Section 409A of the Code.

(r) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(s) “Offering Date” means a date selected by the Board for an Offering to commence.

(t) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(u) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(v) “Plan” means this Forum Merger Corporation 2018 Employee Stock Purchase Plan.

(w) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(x) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(y) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(z) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(aa) “Securities Act” means the Securities Act of 1933, as amended.

(bb) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%). For purposes of the foregoing clause (i), the Company will be deemed to “Own” or have “Owned” such securities if the Company, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(cc) “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed (including, but not limited to, the NYSE, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto) is open for trading.

ANNEX F

Fairness Opinion

LETTERHEAD OF CASSEL SALPETER & CO., LLC

November 26, 2017

Forum Merger Corporation

135 East 57th Street, 8th Floor

New York, NY 10022

Attention: The Board of Directors

Members of the Board of Directors:

We have been advised that Forum Merger Corporation (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, FMC Merger Subsidiary Corp., a wholly owned subsidiary of the Company (“Merger Sub I”), FMC Merger Subsidiary LLC, a wholly owned subsidiary of the Company (“Merger Sub II”, and together with Merger Sub I, the “Merger Subs”), Clearlake Capital Management III, L.P., in its capacity as the Seller Representative, and C1 Investment Corp. (“Target”). We have been further advised that pursuant to the Merger Agreement, among other things, (i) Merger Sub I will merge with and into Target (the “First Merger”), with Target as the surviving company in the First Merger, (ii) as part of the same overall transaction as the First Merger, the surviving company in Merger One will merge with and into Merger Sub II (the “Second Merger”, and together with the First Merger, the “Mergers”), and (iii) all of the outstanding capital stock, options and warrants of Target shall automatically be cancelled and cease to exist in exchange for the rights to receive an aggregate amount (the “Merger Consideration”) equal to $1,137,000,000, less the Closing Indebtedness, plus the Closing Cash, plus the Net Acquisition Amount, if any, paid in the form of cash in an amount equal to cash and cash equivalents of the Company, including funds from the PIPE Investment and Backstop Investment and the remaining funds in the Company’s Trust Account, after giving effect to the completion of the Redemption, plus the Permitted Closing Cash, minus $25,000,000 (the “Cash Consideration”) and a number of shares of Company Class A common stock, valued at the Redemption Price per share, equal to the Merger Consideration less the Cash Consideration (the “Stock Consideration”) and, the contingent right to receive up to an additional $99,000,000 in cash and 9,900,000 additional shares of Class A common stock of the Company (the “Earn-out Payments” and together with the Merger Consideration, the “Total Consideration. We have also been advised that prior to the closing of the Mergers, the Company will raise at least $125,000,000 in cash by selling shares of its Class A common stock (the “PIPE Investment”) and enter into certain Backstop Agreements. Capitalized terms used herein, but not defined herein, shall have the meanings ascribed to them in the Merger Agreement.

You have requested that Cassel Salpeter & Co., LLC render an opinion (this “Opinion”) to the Board of Directors of the Company (the “Board”) as to whether, as of the date of this Opinion, (i) the Total Consideration to be issued in the Mergers pursuant to the Merger Agreement is fair, from a financial point of view, to the Company and (ii) Target has a fair market value equal to at least 80% of the balance of funds in the Company’s trust account (the “Trust Fund”).

In arriving at this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

•	Reviewed a draft, dated November 25, 2017, of the Merger Agreement.

•	Reviewed certain publicly available financial information and other data with respect to the Company that we deemed relevant.

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The Board of Directors

Forum Merger Corporation

November 26, 2017

•	Reviewed certain other information and data with respect to the Company and Target made available to us by the Company and the Target, including the audited financial statements of Target for the years ended December 31, 2015 and 2016, the unaudited financial statements of Target for the nine months ended September 30, 2017, selected pro forma unaudited financial information of Target for the twelve months ended September 30, 2017 (the “Pro Forma Historical”), selected pro forma financial information of Target for the twelve months ending December 31, 2017 (the “Pro Forma 2017, and together with the Pro forma Historical, the “Pro Forma Financials”), and selected projected financial information of Target for the years ending December 31, 2018 through 2020 (the “Limited Projections”).

•	Reviewed the minimum EBITDA targets using the Measurement Methodologies for any applicable Measurement Date occurring within the respective calendar years 2018, 2019, and 2020 which must be met for the Target’s securityholders to receive the Earnout Consideration (the “EBITDA Targets”)

•	Considered and compared the financial and operating performance of the Target with that of companies with publicly traded equity securities that we deemed relevant.

•	Considered the publicly available financial terms of certain transactions that we deemed relevant.

•	Compared the implied enterprise value reference ranges of Target to the balance, as provided by Company management, in the Company’s Trust Fund.

•	Discussed the business, operations, and prospects of the Company and Target and the proposed Merger with the Company’s and Target’s management and certain of the Company’s and Target’s representatives.

•	Conducted such other analyses and inquiries, and considered such other information and factors as we deemed appropriate.

For purposes of our analysis and this Opinion we have assumed, at your direction, that the Cash Consideration will be $274,000,000 and the Stock Consideration will be 39,800,000 shares of Class A common stock of the Company valued at $10.13 per share. In addition, for purposes of our analysis and this Opinion we have, with your consent, evaluated whether, as of the date of this Opinion, Target has a fair market value equal to at least 80% of the Trust Fund solely upon the basis of a comparison of the implied enterprise value reference range indicated by our financial analysis with the balance of the Trust Fund, which you have advised us and we, for purposes of our analysis and this Opinion, with your consent, have assumed does not and shall not exceed $174,964,734. We have in addition assumed, for purposes of our analysis and this Opinion, at the direction of the Company’s management that the liquidation value per share of Company Class A common stock is equal to $10.13 (the “Per Share Liquidation Value”) and is the fair market value of such shares and a reasonable basis upon which to evaluate the Company Class A common stock and the Company.

This Opinion only addresses whether, as of the date hereof, (i) the Total Consideration to be issued in the Mergers pursuant to the Merger Agreement is fair, from a financial point of view, to the Company and (ii) Target has a fair market value equal to at least 80% of the Trust Fund. We have not considered and this Opinion does not address any other terms, aspects, or implications of the Mergers or the Merger Agreement, including, without limitation, (i) any term or aspect of the Mergers that is not susceptible to financial analyses, (ii) other than assuming the consummations thereof prior to the Transaction, the PIPE Investment and the Backstop Agreements, (iii) the redemption obligations of the Company under its organizational documents (the “Redemption”), (iv) the fairness of the Mergers, or all or any portion of the Total Consideration, to any other security holders of the Company, Target or any other person or any creditors or other constituencies of the

F-2

The Board of Directors

Forum Merger Corporation

November 26, 2017

Company, Target or any other person, (v) the appropriate capital structure of the Company or Target or whether the Company should be issuing debt or equity securities or a combination of both in the Mergers, (vi) any capital raising or financing transaction contemplated by the Company or Target, nor (vii) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Mergers or any class of such persons, relative to the Total Consideration in the Mergers pursuant to the Merger Agreement, or otherwise or of any other agreements or other arrangements entered into in connection with, or contemplated by the Merger Agreement including, without limitation, the Voting Agreement, the Pipe Agreements, or the Backstop Agreements to be entered into in connection with the Mergers. We are not expressing any opinion as to what the value of shares of the Company’s Class A common stock actually will be when issued to the holders of Target’s securities pursuant to the Mergers or the prices at which shares of the Company’s Class A common stock may trade, be purchased or sold at any time, and we make no representation or warranty regarding the adequacy of this Opinion or the analyses underlying this Opinion for the purpose of the Company’s compliance with the terms of its Amended and Restated Certificate of Incorporation, the rules of any securities exchange or any other general or particular purpose.

We were not requested to, nor did we, seek alternative candidates for a transaction with the Company. This Opinion does not address the relative merits of the Mergers as compared to any alternative transaction or business strategy that might exist for the Company, including the liquidation of the Trust or any Redemption, or the merits of the underlying decision by the Board or the Company to engage in or consummate the Mergers. The structuring of the Mergers and the financial and other terms of the Mergers were determined pursuant to negotiations between the parties to the Merger Agreement without our participation and were not determined by or pursuant to any recommendation from us.

In arriving at this Opinion, we have, with your consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to, or discussed with, us or available from public sources, and we have further relied upon the assurances of the Company’s and Target’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. We also have relied upon, without independent verification, the assessments of the management of the Company and Target as to Target’s existing and future technology, products, projects, and services (including, without limitation, the development, testing, marketing, and life of such technology, products, projects, and services), and we have assumed, at your direction, that there will be no developments with respect to any such matters that would adversely affect our analysis and this Opinion. We are not legal, tax, accounting, environmental, or regulatory advisors and, we do not express any views or opinions as to the tax treatment that will be required to be applied to the Mergers or any legal, tax, accounting, environmental, or regulatory matters relating to the Company, Target, the Mergers, or otherwise. We have relied as to all legal, tax and accounting matters on advice of the Company’s management and its third-party legal, tax and accounting advisors. We understand and have assumed that the Company has obtained or will obtain such advice as it deems necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, and other professionals.

You have also advised us and we have with your consent assumed that the Pro forma Financials and the Limited Projections constitute the Target’s financial reports and projections for the periods indicated and were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of Target with respect to the future financial performance of the Target, and that such information provides a reasonable basis upon which to analyze and evaluate Target and form an opinion. We express no view with respect to the Pro Forma Financials, Limited Projections, EBITDA Targets, or Measurement Methodologies, or the assumptions on

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The Board of Directors

Forum Merger Corporation

November 26, 2017

which they are based. In that regard, we have assumed, with your consent, that the EBITDA Targets shall be achieved at the amounts and at the times contemplated. Neither you nor Target provided us with any projections of future financial performance or operating results to review in connection with our preparation of this Opinion, other than the Limited Projections. We have not evaluated the solvency or creditworthiness of the Company, Target or any other party to the Merger, the fair value of the Company, Target or any of their respective assets or liabilities, or whether the Company or Target or any other party to the Merger is paying or receiving reasonably equivalent value in the Mergers under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor have we evaluated, in any way, the ability of the Company, Target or any other party to the Mergers to pay their obligations when they come due. We have not physically inspected the Company’s, Target’s properties or facilities and have not made or obtained any evaluations or appraisals of the Company’s or Target’s assets or liabilities, (including any contingent, derivative, or off-balance-sheet assets and liabilities). We have not attempted to confirm whether the Company and Target have good title to their respective assets. We have assumed that all material assets and liabilities (contingent on otherwise) of the Company and Target are as set forth in the financial statements and information provided to us or that were publicly available. Our role in reviewing any information was limited solely to performing such reviews as we deemed necessary to support our own advice and analysis and was not on behalf of the Board, the Company, or any other party.

We have assumed, with your consent, that the Mergers will be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Mergers, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on the Company, its stockholders, Target, the Mergers or the expected benefits of the Mergers. We also have assumed, with your consent, that the final executed forms of the Agreement and all ancillary agreements will not differ in any material respect from the drafts we have reviewed and that the Mergers will be consummated on the terms set forth in the Merger Agreement without waiver, modification, or amendment of any term, condition, or agreement thereof that is material to our analyses or this Opinion. Without limitation to the foregoing, with your consent, we have further assumed that any adjustments to the Total Consideration in accordance with the Merger Agreement or otherwise would not be material to our analysis or this Opinion. We have also assumed that the representations and warranties of the parties to the Merger Agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Merger Agreement. We offer no opinion as to the contractual terms of the Merger Agreement or the likelihood that the conditions to the consummation of the Mergers set forth in the Merger Agreement will be satisfied. We have not been asked and offer no opinion as to whether the criteria for the Earnout Payments will be met. We have further assumed that for U.S. federal tax income purposes the Mergers shall qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

Our analysis and this Opinion are necessarily based upon market, economic, and other conditions as they exist on, and could be evaluated as of, the date hereof. Accordingly, although subsequent developments may arise that would otherwise affect this Opinion, we do not assume any obligation to update, review, or reaffirm this Opinion to you or any other person or otherwise to comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is addressed to the Board for the use and benefit of the members of the Board in their capacities as such) in connection with the Board’s evaluation of the Mergers. This Opinion is not intended to and does not constitute advice or a recommendation to any of the Company’s stockholders or any other security holders as to how such holder should vote or act with respect to any matter relating to the Mergers or otherwise, including as

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The Board of Directors

Forum Merger Corporation

November 26, 2017

to whether a stockholder should exercise its redemption rights to receive its pro rata portion of the Trust Fund and participate in the Redemption.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the completion of the Mergers. In accordance with our policies and procedures, a fairness committee was not required to, and did not, approve the issuance of this Opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this Opinion, (i) the Total Consideration to be issued in the Mergers pursuant to the Merger Agreement is fair, from a financial point of view, to the Company and (ii) Target has a fair market value equal to at least 80% of the balance of the Trust Fund.

Very truly yours,

/s/ Cassel Salpeter & Co., LLC

F-5

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Forum’s amended and restated certificate of incorporation provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and Forum’s bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, Forum has entered or will enter into indemnification agreements with directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements will require Forum, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.	Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed as part of this Registration Statement:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Description of Document	Schedule/Form	File Number	Exhibits	Filing Date

1.2	Letter Agreement between Forum and EBC	Form S-1	333-217187	1.2	March 21, 2017

2.1*	Agreement and Plan of Merger, dated as of November 30, 2017, by and among Forum Merger Corporation, FMC Merger Subsidiary Corp., FMC Merger Subsidiary LLC, Clearlake Capital Management III, L.P., and C1 Investment Corp. (Included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement)

3.1	Amended and Restated Certificate of Incorporation of Forum	Form 8-K	001-38053	3.1	April 12, 2017

3.2	Bylaws of Forum	Form S-1	333-217187	1.2	March 21, 2017

3.3	Form of Amendment to Amended and Restated Certificate of Incorporation (Included as Annex B to the proxy statement/prospectus forming a part of this Registration Statement)

3.4	Form of Amended and Restated Certificate of Incorporation (Included as Annex C to the proxy statement/prospectus forming a part of this Registration Statement)

3.5	Form of Amended and Restated Bylaws

		Incorporated by Reference
Exhibit Number	Description of Document	Schedule/Form	File Number	Exhibits	Filing Date

4.1	Specimen Unit Certificate	Form S-1	333-217187	4.1	March 29, 2017

4.2	Specimen Common Stock Certificate	Form S-1	333-217187	4.2	March 29, 2017

4.3	Specimen Warrant Certificate	Form S-1	333-217187	4.3	March 29, 2017

4.4	Specimen Right Certificate	Form S-1	333-217187	4.4	March 29, 2017

4.5	Warrant Agreement, dated April 6, 2017, between Continental Stock Transfer & Trust Company and Forum	Form 8-K	001-38053	4.1	April 12, 2017

4.6	Form of Unit Purchase Option between Forum and EBC	Form S-1	333-217187	4.6	March 21, 2017

4.7**	Specimen Common Stock Certificate of the Combined Entity

5.1**	Opinion of Ellenoff Grossman & Schole as to the validity of the shares of Forum Common Stock

10.1	Investment Management Trust Account Agreement, dated April 6, 2017, between Continental Stock Transfer & Trust Company and Forum	Form 8-K	001-38053	10.1	April 12, 2017

10.2	Right Agreement, dated April 6, 2017, between Forum and Continental Stock Transfer & Trust Company	Form 8-K	001-38053	10.2	April 12, 2017

10.3	Stock Escrow Agreement, dated April 6, 2017 between Forum, Forum Investors I, LLC and Continental Stock Transfer & Trust Company	Form 8-K	001-38053	10.3	April 12, 2017

10.4	Registration Rights Agreement among Forum and Forum Investors I, LLC	Form 8-K	001-38053	10.4	April 12, 2017

10.5	Letter Agreement by and between Forum and Forum Investors I, LLC	Form 8-K	001-38053	10.5	April 12, 2017

10.6	Letter Agreement by and between Forum and its officers and directors	Form 8-K	001-38053	10.6	April 12, 2017

10.7	Second Amended and Restated Unit Subscription Agreement dated April 6, 2017 among Forum and Forum Investors I, LLC	Form 8-K	001-38053	10.7	April 12, 2017

10.8	Administrative Services Agreement, dated April 6, 2017, between Forum and Forum Capital Management, LLC	Form 8-K	001-38053	10.8	April 12, 2017

10.9	Business Combination Marketing Agreement, dated April 6, 2017, between Forum and EBC	Form 8-K	001-38053	10.9	April 12, 2017

10.10	Form of Unit Purchase Option between Forum and EBC and it designees	Form 8-K	001-38053	10.10	April 12, 2017

10.11	Form of Subscription Agreement for Placement Units	Form S-1	333-217187	10.5	March 21, 2017

.		Incorporated by Reference
Exhibit Number	Description of Document	Schedule/Form	File Number	Exhibits	Filing Date

10.12	Securities Subscription Agreement, dated December 28, 2016, between Forum and Forum Investors I, LLC	Form S-1	333-217187	10.7	March 21, 2017

10.13	Form of Right Agreement	Form S-1	333-217187	10.8	March 29, 2017

10.14*	Form of Amended and Restated Registration Rights Agreement by and among Forum, Forum Investors I, LLC, Clearlake Capital Management III, L.P. and other stockholders (Included in Annex A to the proxy statement/prospectus forming a part of this Registration Statement)

10.15†	Form of 2018 Equity Incentive Plan (Included as Annex D to the proxy statement/prospectus forming a part of this Registration Statement)

10.16†**	Form of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice under the 2018 Equity Incentive Plan

10.17†**	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the 2018 Equity Incentive Plan

10.18†	Form of 2018 Employee Stock Purchase Plan (Included as Annex E to the proxy statement/prospectus forming a part of this Registration Statement)

10.19†	Offer letter dated June 16, 2014 between ConvergeOne Holdings Corp. and John A. McKenna, Jr.

10.20†	Offer letter dated June 16, 2014 between ConvergeOne Holdings Corp. and Jeffrey Nachbor

10.21†	Offer letter dated June 16, 2014 between ConvergeOne Holdings Corp. and John Lyons

10.22†	Offer letter dated June 16, 2014 between ConvergeOne Holdings Corp. and Paul Maier

10.23**	Form of Indemnity Agreement

10.24	Revolving Loan Credit Agreement dated June 20, 2017 among C1 Intermediate Corp., ConvergeOne Holdings Corp., ConvergeOne, Inc., the Lenders party thereto, Wells Fargo Commercial Distribution Finance, LLC, and Wells Fargo Bank, N.A.

10.25	Guarantee and Collateral Agreement dated June 20, 2017 among C1 Intermediate Corp., ConvergeOne, Inc., ConvergeOne Holdings Corp., the Subsidiaries of ConvergeOne Holdings Corp. from time to time party thereto, and Wells Fargo Commercial Distribution Finance, LLC

Incorporated by Reference
Exhibit Number	Description of Document	Schedule/Form	File Number	Exhibits	Filing Date

10.26	Term Loan Agreement dated June 20, 2017 among ConvergeOne Holdings Corp., C1 Intermediate Corp., the Lenders party thereto, and JPMorgan Chase Bank, N.A.

10.27	Incremental Amendment dated July 28, 2017 among C1 Intermediate Corp., ConvergeOne Holdings Corp., the Guarantors party thereto, Credit Suisse AG, Cayman Islands Branch and JPMorgan Chase Bank, N.A.

10.28	Incremental Amendment dated October 25, 2017 among C1 Intermediate Corp., ConvergeOne Holdings Corp., the Guarantors party thereto, Credit Suisse AG, Cayman Islands Branch and JPMorgan Chase Bank, N.A.

10.29	Guarantee and Collateral Agreement dated June 20, 2017 among C1 Intermediate Corp., ConvergeOne Holdings Corp., the Subsidiaries of ConvergeOne Holdings Corp. from time to time party thereto, and JPMorgan Chase Bank, N.A.

10.30**	Avaya Inc. Reseller Master Terms and Conditions dated July 3, 2002 by and between Avaya Inc. and North American Communications Resource, Inc. dba NACR, Inc.

10.31**	Third Amendment to Avaya Inc. Reseller Master Terms and Conditions dated November 3, 2004 by and between Avaya Inc. and North American Communications Resource, Inc.

10.32**	Fourth Amendment to Avaya Inc. Reseller Master Terms and Conditions dated March 7, 2007 by and between Avaya Inc. and North American Communications Resource, Inc.

10.33**	Fifth Amendment to Avaya Inc. Reseller Master Terms and Conditions by and between Avaya Inc. and North American Communications Resource, Inc., dated May 14, 2007

10.34**	Sixth Amendment to Avaya Inc. Reseller Master Terms and Conditions by and between Avaya Inc. and North American Communications Resource, Inc., dated September 28, 2007

10.35**	Systems Integrator Agreement dated June 20, 2016 between Cisco Systems, Inc. and ConvergeOne, Inc.

Incorporated by Reference
Exhibit Number	Description of Document	Schedule/Form	File Number	Exhibits	Filing Date

10.36**	Amendment No. 1 to the Systems Integrator Agreement dated June 30, 2016 between Cisco Systems, Inc. and ConvergeOne, Inc.

21.1	List of Subsidiaries

23.1	Consent of Marcum LLP, independent registered public accounting firm of Forum

23.2	Consent of RSM US LLP, independent registered public accounting firm of C1

23.3**	Consent of Ellenoff Grossman & Schole LLP (included as part of the opinion filed as Exhibit 5.1 hereto and incorporated herein by reference)

24.1	Power of Attorney (contained on signature page to the registration statement)

99.1	Form of Forum Proxy Card

99.2**	Consent of John A. McKenna, Jr. to be named as director

99.3**	Consent of Keith W. F. Bradley to be named as director

99.4**	Consent of Behdad Eghbali to be named as director

99.5**	Consent of José E. Feliciano to be named as director

99.6**	Consent of Christopher Jurasek to be named as director

99.7**	Consent of Prashant Mehrotra to be named as director

99.8**	Consent of James Pade to be named as director

99.9**	Consent of Timothy J. Pawlenty to be named as director

101.INS**	XBRL Instance Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	The annexes, schedules, and certain exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Forum hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the Commission upon request.
**	To be filed by amendment.
†	Indicates a management contract or compensatory plan, contract or arrangement.

Item 22.	Undertakings.

(a)	The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)	That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on December 1, 2017.

FORUM MERGER CORPORATION

By:	/S/ DAVID BORIS
David Boris Co-Chief Executive Officer, Chief Financial Officer, Vice-President and Director

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Stephen A. Vogel, Marshall Kiev and David Boris, and each of them acting singly, his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute may lawfully do or cause to be done by virtue thereof.

Signature	Title	Date

/S/ STEPHEN A. VOGEL Stephen A. Vogel	Executive Chairman	December 1, 2017

/S/ MARSHALL KIEV Marshall Kiev	Co-Chief Executive Officer, President and Director (Principal Executive Officer)	December 1, 2017

/S/ DAVID BORIS David Boris	Co-Chief Executive Officer, Chief Financial Officer, Vice-President and Director (Principal Financial and Accounting Officer)	December 1, 2017

/S/ JERRY ELLIOTT Jerry Elliott	Director	December 1, 2017

/S/ NEIL GOLDBERG Neil Goldberg	Director	December 1, 2017

/S/ RICHARD KATZMAN Richard Katzman	Director	December 1, 2017

/S/ STEVEN BERNS Steven Berns	Director	December 1, 2017